04035115

## 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Citigold Corporation Ltd.

*CURRENT ADDRESS ~~Suite~~ 19 Lang Parade
Milton Queensland 4064
Australia

**FORMER NAME Charters Towers Gold Miner Ltd.

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JUL 01 2004
THOMSON FINANCIAL

FILE NO. 82- 4493 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: EGS

DAT : 6/30/04

www.citigold.com

CITIGOLD corporation

# File 82-4493
# Symbol: CTGLY
# CUSIP: 16133P110

# DOCUMENTS

# 1 JANUARY 2004

# TO

# 2 JUNE 2004

Citigold Corporation Limited
ACN 060 397 177
Suite 5a, 19 Lang Parade
Milton Queensland Australia
Ph: +61 7 3870 8000
Fax: +61 7 3870 8111

# CONTENTS

**ASX RELEASES – CTO - PERIOD 2 JUNE 2004 TO 1 JANUARY 2004**

# Citigold Corporation ANNOUNCEMENT



www.citigold.com CITIGOLD corporation

2 June 2004

## Citigold Update

Citigold Corporation is currently developing the Warrior Gold Mine in north Queensland Australia. This mine is budgeted to generate gross revenue of A$22 million and set Citigold on a firm growth path. With the continued strength in the gold price, now approaching US$400 per ounce, we feel confident that Citigold is in the right growth business at the right time.

Citigold has assets of A$50 million centered on the 100% controlled rich Charters Towers goldfield. This investment includes a large modern gold processing plant; primary deep underground mine access and infrastructure; 200 square kilometres of mineral lands; a database of 154 kilometres of drilling and over 40 years of past mining data that produced the original 6.6 million ounces on Australia's richest major goldfield.

Citigold is in the process of replacing the current A$7.5 million loan facility with a long term facility. In keeping with previous extensions, Citigold Corporation and its principal lender have agreed to extend Citigold's loan facility until 31 July 2004.

The very simple shape of the sheet like gold reefs at Charters Towers will allow extensive 'robotic' type mechanization of the underground mining process. The innovative GoldTec Mining System should ensure that our gold will be mined very efficiently.

*Chris Towsey*
*Chief Operating Officer (Australia)*

**Citigold Corporation Limited**, ACN 060 397 177, Brisbane, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

*Rule 3.19A.1*

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | CITIGOLD CORPORATION LIMITED |
| ABN | 30 060 397 177 |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Dr. Peter Beresford Blood |
| **Date of appointment** | 26 May 2004 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Number & class of securities** |
|---|
| NIL |

### Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| **Name of holder & nature of interest**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | **Number & class of Securities** |
|---|---|
| NIL | NIL |

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

| | |
|---|---|
| Detail of contract | NIL |
| Nature of interest | NIL |
| Name of registered holder (if issued securities) | NIL |
| No. and class of securities to which interest relates | NIL |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **CITIGOLD CORPORATION LIMITED** |
| **ABN** | **30 060 397 177** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Mark James Lynch |
| **Date of last notice** | 25 March 2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct<br>Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Spouse - Susan Lynch<br>Children – James Lynch<br>Christopher Lynch |
| **Date of change** | 28 April 2004 |
| **No. of securities held prior to change** | 1,235,558 ordinary shares<br>8 million options (expiring 01/01/2005) |
| **Class** | Ordinary shares |
| **Number acquired** | 66,666 shares |
| **Number disposed** | nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | Takeover scrip offer only – 2 Citigold Corporation shares for every 3 Great Mines Ltd shares held |
| **No. of securities held after change** | 1,302,224 ordinary shares |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off market takeover of Great Mines Limited by Citigold Corporation Limited – scrip offer |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | Nil |
| **Nature of interest** | Nil |
| **Name of registered holder (if issued securities)** | Nil |
| **Date of change** | Nil |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | Nil |
| **Interest acquired** | Nil |
| **Interest disposed** | Nil |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | Nil |
| **Interest after change** | Nil |

+ See chapter 19 for defined terms.

*Rule 3.19A.3*

# Appendix 3Z

## Final Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | CITIGOLD CORPORATION LIMITED |
| ABN | 30 060 397 177 |

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of director | Gregory Joseph Barns |
| Date of last notice | 24 January 2002 |
| Date that director ceased to be director | 26 May 2004 |

**Part 1 – Director's relevant interests in securities of which the director is the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| |
|---|
| Number & class of securities |
| NIL held |

**Part 2 – Director's relevant interests in securities of which the director is not the registered holder**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest | Number & class of securities |
|---|---|
| NIL | NIL |

+ See chapter 19 for defined terms.

**Part 3 – Director's interests in contracts**

| | |
|---|---|
| Detail of contract | Nil |
| Nature of interest | Nil |
| Name of registered holder (if issued securities) | Nil |
| No. and class of securities to which interest relates | Nil |

+ See chapter 19 for defined terms.

**Citigold Corporation**
**ANNOUNCEMENT**



www.citigold.com
CITIGOLD corporation

27th May 2004

# Professor Joins Citigold Board

Citigold is pleased to announce the appointment of Dr. Peter Beresford Blood as a Non-Executive Director of Citigold Corporation.

The appointment of Professor Blood will add new depth to the board and his skills in the areas of finance and administration will be of particular benefit. He is currently a Professor of Finance at the School of Business, Bond University, Queensland, Australia. The board will now have a balance between mining, legal and finance to guide Citigold Corporation's future progress.

Professor Blood is a Global Investment Consultant and holds the qualifications of BSc Agr (University of Sydney), DIC (Imperial College Science & Technology UK), and PhD (University of London). He has worked for the World Bank, Asian Development Bank and other multilateral organisations in some dozen countries and is a former senior administrator in the United Nations Development Program. He has also taught at the University of Queensland, University of London and several leading U.S.A. universities.

His distinguished career includes being a Marshall Scholar (London) and a former Fulbright Senior Fellow in the United States. He is a unique Australian having graduated from the Chicago Mercantile Exchange's Advanced Derivatives course and is one of only a dozen Australians carrying the coveted Commodity Trading Advisor (CTA) designation from the United States.

The board of Citigold Corporation remains an efficient three member Board of Directors following the resignation of Mr. Greg Barns. The Chairman, Mr. John Foley, would like to acknowledge Greg Barns contribution and service to the Board during his two years as a non-executive Director.

The Board of Citigold Corporation now comprises Mr. John Foley (Non-Executive Chairman), Mr. Mark Lynch (Executive Managing Director) and Professor Peter Blood (Non-Executive Director).

*Roslynn Shand*
*Company Secretary*
**Citigold Corporation Limited**, ACN 060 397 177, Brisbane, Australia
phone: +61 7 3870 8000 fax: +61 7 3870 8111 email : info@citigold.com

# Citigold Corporation
# ANNOUNCEMENT

**19 May, 2004**

## WARRIOR GOLD UPDATE

The second stage of the Warrior Gold Mine development at Charters Towers in north eastern Queensland, has been successfully completed. This stage involved the preparation and construction of the portal for the Warrior Mine decline tunnel. The portal is located within the previously successfully mined high-grade Washington open pit, located four kilometres southeast of the Charters Towers city.


WARRIOR GOLD MINE

**Citigold Corporation machinery loading out blasted rock from the Warrior Gold Mine.**

The next and third stage of the program involves excavation of a 1000 metre access tunnel into the gold resource. This will be followed by a short pre-production stage, leading to gold production within 7 months time.

The Warrior Mine is planned to produce 40,000 ozs of gold per year and represents the first stage of Citigold Corporation's gold production plan, which will ultimately lead to 250,000 ozs per year from four mines in the Charters Towers goldfield.

*Chris Towsey*
*Chief Operating Officer*
**Citigold Corporation Limited** *ACN 060 397 177*
19 Lang Parade, Milton, Brisbane 4064, Australia
phone : +61 7 3870 8000 fax : +61 7 3870 8111
email : *info@citigold.com*
web site: www.citigold.com

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | NOT APPLICABLE |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | | |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | | |
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

### Entities that have ticked box 34(a)

**Additional securities forming a new class of securities**
*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders SEE ANNEXURE A attached to this APPENDIX 3B

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over SEE ANNEXURE A attached to this APPENDIX 3B

37 ☐ A copy of any trust deed for the additional +securities - Copy already released to ASX

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Final quotation of 976,458 (Nine hundred and sixty eight thousand nine hundred and fifty eight) convertible notes. |
| 39 | Class of +securities for which quotation is sought | Convertible Notes |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | No<br><br>Ordinary shares issued on conversion of Convertible Notes will rank equally in all respects with existing ordinary shares. |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | Quotation of listed convertible notes pursuant to Convertible Note Prospectus dated 12 February 2004. |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | 416,172,412 | Ordinary shares |
| | | 4,158,958 | Convertible Notes |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and, that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 10 May 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

# ANNEXURE A

**20 Largest holders of Convertible Notes**

| First Name | Last Name | Notes | Percentage |
|---|---|---|---|
| Ainsle Burke | Reddin | 500,000 | 12.02% |
| James Read | Leitch | 187,500 | 4.51% |
| | Hildavid Pty Limited | 150,000 | 3.61% |
| John | Holland | 150,000 | 3.61% |
| Sharon Elizabeth | Blank | 130,208 | 3.13% |
| Dorothy Anne | Wentworth | 125,000 | 3.01% |
| Cassandra Holmes | Bartolomei | 125,000 | 3.01% |
| Rosalie Elizabeth | Hannink | 125,000 | 3.01% |
| Carolyn | Dow | 100,000 | 2.40% |
| Graham | Dow | 100,000 | 2.40% |
| Nigel | Graham-Smith | 100,000 | 2.40% |
| | Lewis Securities Ltd | 100,000 | 2.40% |
| Alfalasi | Mohammed Matar Mohammed | 100,000 | 2.40% |
| Maniska | Koshy | 100,000 | 2.40% |
| Anthony George | Stenhouse | 87,500 | 2.10% |
| Verner | Teasdale | 62,500 | 1.50% |
| Robert & Glenda | Bramley | 62,500 | 1.50% |
| Yvonne | Gosselink | 50,000 | 1.20% |
| | Felan's Fisheries (Importers)P/L | 50,000 | 1.20% |
| William | Kennedy | 50,000 | 1.20% |
| | | 2,542,708 | 61.14% |

**Distribution Schedule**

| Number Held Convertible Notes | No. of noteholders |
|---|---|
| 1 - 1 000 | 0 |
| 1 001 - 5 000 | 25 |
| 5 001 - 10 000 | 36 |
| 10 001 - 100 000 | 73 |
| 100 001 - and over | 8 |
| | **142** |

# Form 603

Corporations Act 2001
Section 671B

RECEIVED
2004 JUN 15 P 3: 31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Notice of initial substantial holder

To Company Name/Scheme: Citigold Corporation Limited

ACN/ARSN: 060 397 177

**1. Details of substantial holder (1)**

Name: James Joseph Lynch

ACN/ARSN (if applicable):

The holder became a substantial holder on 28/ 04/ 04

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Person's votes (5) | Voting power (6) |
|---|---|---|---|
| ORD | 68,534,983 | 68,534,983 | 16.73% |
| ORD | 11,294,083 | 11,294,083 | 2.76% |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities |
|---|---|---|
| James Joseph Lynch | Registered Holder | 68,534,983 |
| Underwriting & Mining Investment Corporation Pty Ltd ACN 000 752 858 | Registered Holder | 11,294,083 |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities |
|---|---|---|---|
| James Joseph Lynch | James Joseph Lynch | James Joseph Lynch | ORD- 68,534,983 |
| Underwriting & Mining Investment Corporation P/L | Underwriting & Mining Investment Corporation P/L | Underwriting & Mining Investment Corporation P/L | ORD- 11,294,083 |

ACN 000 752 858

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | |
| James Lynch | 28/4/04 | Pursuant to Takeover of Great Mines Ltd 3 for 2 offer | | ORD-52,448,435 |
| Underwriting & Mining Investment Corporation P/L | 28/4/04 | | | ORD-3,648,310 |

**6. Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| Underwriting & Mining Investment Corp P/L ACN 000 752 858 | Substantial holder is director and majority shareholder |
| | |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| James Joseph Lynch | 3 Hodgkinson Street, Charters Towers QLD 4820 |
| Underwriting & Mining Investment Corp P/L ACN 000 752 858 | Black Jack Mine, Clermont Rd, Charters Towers QLD 4820 |

## Signature

print name James Joseph Lynch capacity Sole Director

sign here J. J. Lynch date 28 04 / 04

### DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

The Australian Stock Exchange Limited

***FOR IMMEDIATE RELEASE***

**30 April 2004**

# ESCROW OF SHARES

Following the successful completion of the Great Mines Limited ('Great Mines') takeover, Vendor securities totalling 56,163,411 shares in the company will be escrowed for a period of 12 months from 28 April 2004, in accordance with the Listing Rules.

By obtaining Great Mines and its mineral tenements, Citigold Corporation Limited has achieved 100% ownership of the Charters Towers goldfield.

*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@citigold.com.*
*web site: www.citigold.com*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 30 060 397 177 | 31 March 2004 |

## Consolidated statement of cash flows

| | **Cash flows related to operating activities** | Current quarter $A'000 | Year to date (9 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | 4 | 34 |
| 1.2 | Payments for (a) exploration and evaluation | (61) | (642) |
| | (b) development | (511) | (511) |
| | (c) production | - | - |
| | (d) administration | (899) | (1,900) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | - | 1 |
| 1.5 | Interest and other costs of finance paid | - | (533) |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (Warrior royalty trust) | - | 1,000 |
| | **Net Operating Cash Flows** | **(1,467)** | **(2,551)** |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: (a)prospects | - | - |
| | (b)equity investments | - | - |
| | (c) other fixed assets | - | (52) |
| 1.9 | Proceeds from sale of: (a)prospects | - | - |
| | (b)equity investments | - | - |
| | (c)other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | **Net investing cash flows** | - | **(52)** |
| 1.13 | Total operating and investing cash flows (carried forward) | (1,467) | (2,603) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (1,467) | (2,603) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 979 | 1,585 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | - | (8) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other - (Conversion of Options) | 77 | 832 |
| | - (Issue of Convertible Notes) | 1,190 | 1,190 |
| | - (Costs of financing activities) | (106) | (106) |
| | **Net financing cash flows** | **2,140** | **3,493** |
| | **Net increase (decrease) in cash held** | **673** | **890** |
| 1.20 | Cash at beginning of quarter/year to date | 771 | 554 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | **Cash at end of quarter** | **1,444** | **1,444** |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 147 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period the entity issued 73,086,027 ordinary shares to acquire 100% of the issued share capital of Great Mines Limited. The takeover offer payment was solely scrip for scrip and 2 Company shares were issued for every 3 shares held in Great Mines Limited.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 7,490 | 7,490 |
| 3.2 | Credit standby arrangements | Nil | Nil |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 500 |
| | **Total** | **600** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 1,444 | 771 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (Held by Third Parties) | - | - |
| | **Total: cash at end of quarter (item 1.22)** | **1,444** | **771** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | Nil | | | |
| 6.2 | Interests in mining tenements acquired or increased | Nil | | | |

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | Nil | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | **414,996,392** | **414,996,392** | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | **3,920,000**<br>**5,282,301**<br>**73,086,027** | **3,920,000**<br>**5,282,301**<br>**73,086,027** | **8 cents**<br>**18 cents**<br>**Takeover offer - 2 Citigold shares for every 3 Great Mines Ltd shares** | **8 cents**<br>**18 cents**<br>**Takeover offer - 2 Citigold shares for every 3 Great Mines Ltd shares** |
| 7.5 | **+Convertible debt securities** *(description)* | Nil | Nil | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | **13,000,000**<br>**2,500,000** | **Nil**<br>**Nil** | *Exercise price*<br>*15 cents*<br>*10 cents* | *Expiry date*<br>*1 January 2005*<br>*30 May 2004* |
| 7.8 | Issued during quarter | **Nil** | **Nil** | | |
| 7.9 | Exercised during quarter | **3,920,000** | | *8 cents* | |
| 7.10 | Expired during quarter | **Nil** | | | |
| 7.11 | **Debentures** *(totals only)* | **Nil** | | | |
| 7.12 | **Unsecured notes** *(totals only)* | **Nil** | | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Date: 30 April 2004
(Company Secretary)

Print name: Roslynn J Shand

## Additional Information

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

www.citigold.com

CITIGOLD corporation

The Australian Stock Exchange Limited

*FOR IMMEDIATE RELEASE*

# Quarterly Activities Report
# 31 March 2004

## HIGHLIGHTS

- **Stage 2 of Warrior Gold Mine commenced**
- **Chief Operating Officer appointed**
- **Takeover of Great Mines completed**
- **Convertible Notes Listed**
- **Overseas share listing progress**

The quarter saw the commencement of Stage 2 development of the Warrior Gold Mine, including mining of the portal, preliminary to the commencement of gold production. Mr Chris Towsey, formerly General Manager Mining & Exploration, has been promoted to the new position of Chief Operating Officer for the Company. The Great Mines Ltd takeover bid was successfully completed, resulting in Citigold Corporation (CTO) obtaining 100% ownership of the Charters Towers goldfield. Approximately 30 million CTO shares owned by Great Mines passed back to the Company, which will be disposed of in the next 12 months. A Prospectus was issued for the sale of Convertible Notes paying 12% interest per annum. Substantial progress has been made preparing information necessary for an overseas listing of the Company's shares.

## GOLD PRODUCTION PLAN

### Warrior Gold Mine

Stage 1 of the Warrior Mine, preparatory earthworks within the Washington pit to prepare the portal site for the underground access decline, was completed in February 2004. Stage 2, construction of the access portal and ground support around the entrance, commenced in February with shotcreting of the Washington pit wall. The first blast to commence the underground decline was fired on March 12, 2004 and mining has proceeded about 10 metres while ground support is installed. The floor of the 5m x 5m decline is in solid granite but the upper part is weathered requiring ground support. The weathered ground will persist for some 30 metres horizontally until the slope of the decline takes it below the weathered zone. This slower than planned advance will delay the commencement of rapid mining until the end of May, but

may not necessarily delay the commencement of gold production if mining achieves better than the scheduled 200m per month of decline advance.

The initial part of the decline passes near the old Golden Alexandra and Washington underground gold mine workings. Underground drilling is planned to assess the grade of gold mineralisation in extensions of these ore bodies along strike and down dip. This will add additional gold resources to the Warrior project.

The Warrior Mine is scheduled to produce 40,000 ounces per year. The access Decline will be 900 metres long and will take four and a half months to complete at a budgeted rate of 200 metres per month. A further two months is required to develop ore access levels, ventilation and stoping panels. The mining method will be long-hole open stoping on sub-levels at 10-metre vertical separation. Transfield Services are the project managers. This alliance is working well and will allow uniform management as the mines are developed under the Gold Production Plan.

Approximately $2 million has been allocated to the project so far. The balance of funding for the project will be obtained from the Convertible Note issue and sale of CTO shares obtained from the takeover of Great Mines if the Note issue is undersubscribed.

### Brilliant Gold Reef Project (BGRP)

Activities during the quarter included technical mining studies, negotiations and preparation of materials for potential joint venture partners, and general administration. Expenditure was approximately $100,000, all of which was met by Citigold Corporation. Expenses were incurred on Responsible Entity fees; Trustee fees; re-planning the underground decline using potential development on the adjacent Sunburst mine to get access to gold ore in the Brilliant sublease; evaluation and discussion of expressions of interest with potential JV partners; and project administration.

This is one of the mines being developed under the Gold Production Plan and targets 50,000 ounces of gold production.

## EXPLORATION

Two new Exploration Permit applications at Charters Towers, adjacent to our existing land holdings, were submitted to the Department of Natural Resources Mines and Energy. When granted, these permits will expand the company's tenement holdings adjacent to the processing plant and Stockholm Mining Lease mine areas.

During the Quarter the geological team was focused on geological assessment activities in and around the Warrior Mine.

Geotechnical drilling at Warrior, while not targeting gold mineralisation, nevertheless intersected gold bearing quartz veins in holes CT 680 and CT 682. Gold values in the range 3 g/t to 15 g/t, were intersected, but over very narrow intersections including 0.1m @ 15 g/t Au. The significance of these intersections is being assessed.

## HEALTH, SAFETY AND ENVIRONMENT

The company had another successful Quarter, with no serious incidents, Disabling or Lost Time Injuries reported and no reportable environmental incidents. Induction training was undertaken with new employees at Warrior Gold Mine.

The National Gold Mine Open Day, organised by the Australian Gold Council as a part of Gold Week, was held on Saturday April 24th. Citigold Corporation's Charters Towers Gold Project was the featured Queensland gold mine that allowed the public to visit the processing plant and tour the underground workings. CTO supports the Australian Gold Council's initiative in increasing the communities understanding of gold mining by seeing the mine workings first hand. On the day over 100 people visited the mine.

# CORPORATE

## Takeover Bid For Great Mines Limited

The takeover bid for Great Mines Ltd has been successfully completed. By obtaining Great Mines and its mineral tenements, CTO has achieved 100% ownership of the goldfield. The Company also gains 30 million shares held by Great Mines, now a subsidiary of CTO. Under Australian corporate regulations Citigold Corporation must dispose of the CTO shares held by Great Mines within 12 months. The strategic sale of these shares would raise additional working capital for CTO.

## Convertible Note Issue

The offer of 37.5 million convertible notes has been extended until May 9, 2004. The first $1 million of Notes have been listed on the ASX in accordance with the Prospectus requirements and will trade under the ASX code of 'CTOG'. This is the first time the Company has listed debt securities and therefore broadens the investment choices for investors. The existing PEI loan facility has been extended to 1 June 2004.

## Overseas share listing being finalised

The Company has been investigating listing its shares on overseas Stock Exchanges for some time. Several established overseas markets are being considered. The Company is proceeding with the preparatory paperwork necessary for a listing. International investor access has the potential to promote growth in the share price through broadening the investor base.

## Management Changes

Mr Chris Towsey, formerly General Manager Mining & Exploration, has been promoted to the new position of Chief Operating Officer, responsible for all Australian operations. His specific tasks include ensuring that the Warrior and Sunburst gold mines come into production on schedule and within budget. Chris's appointment to lead CTO's Australian operations is another step towards long term sustained gold production at Charters Towers.

Mr Garry Foord has been appointed to the new position of General Manager Engineering to oversee the mining and general engineering aspects of the development. Garry previously was General Manager of the Hillgrove gold mine in NSW. Garry already has extensive experience of CTO's operations having worked for CTO on a contract basis on the Brilliant Gold Reef project and the Warrior mine. He is a Director of Gold Management Pty Ltd, a subsidiary of CTO.

# BACKGROUND

Citigold Corporation is a dynamic gold growth company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane. Our Gold Production Plan targets gold

production of 250,000 ounces per year based around the goldfields exploration potential of 15 million ounces. To date CTO has invested over A$50 million redeveloping this rich major goldfield. We are actively moving towards gold production through development of the Warrior gold mine at Charters Towers.

**Internet, Email and Fax** - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the excellent and informative **www.citigold.com** web site for information. Also shareholders should advise us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

*Christopher Towsey*
*Chief Operating Officer*
*30 April 2004*


Citigold Corporation Limited ACN 060 397 177
19 Lang Parade, MILTON Q 4064 Australia
PO Box 1909 MILTON Q 4064
ph : +61 7 3870 8000
fax : +61 7 3870 8111
email: info@citigold.com
web: www.citigold.com


***The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:***

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is a geologist and employed by CTO as Chief Operating Officer.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

# TRUST DEED

# FOR

# CONVERTIBLE NOTES

**CITIGOLD CORPORATION LIMITED**
**("Citigold")**

**ANZ EXECUTORS & TRUSTEE COMPANY LIMITED**
**("Trustee")**

Table of Contents

Schedule 1 – Conditions of issue of Convertible Notes



Schedule 2 – Meetings of Noteholders Provisions

Date 11 February 2004

**Parties**

**Citigold Corporation Ltd** ABN 30 060 397 177
of Suite 5A, 19 Lang Parade, Milton QLD 4064 ("**Citigold**")

**AND**

**ANZ Executors & Trustee Company Limited** ABN 33 006 132 332 of 21/530 Collins Street, Melbourne VIC 3000 ("**Trustee**")

**Recitals**

**A.** Citigold proposes to make offers of the Notes to raise up to $15,000,000.

**B.** The Notes are to be issued on the terms set out in this Trust Deed.

**C.** The Trustee has agreed, on the terms and conditions contained in this Deed, to act as trustee of this Deed for the benefit of the holders for the time being of the Notes.

## 1. Defined Terms & Interpretation

### 1.1 Defined terms

In this document:

**Allotment Statement** means in relation to Notes a document in a form approved by Citigold specifying the person or persons to whom the Notes are allotted (which is merely a record of allotment and is not evidence of title or ownership of the Notes).

**Business Day** means

(a) for receiving a notice under clause 28, a day that is not a Saturday, Sunday, public holiday or bank holiday in the place where the notice sent; and

(b) for all other purposes, a day that is not a Saturday, Sunday, bank holiday or public holiday in Queensland, Australia.

**ASIC** means the Australian Securities & Investments Commission.

**ASX** means Australian Stock Exchange Limited.

**Company** or **Citigold** means Citigold Corporation Limited ABN 30 060 397 177.

**Conditions of Issue** means the conditions set out in Schedule 1 and any other conditions, as the case may be, under which Notes are issued from time to time under this Deed.

**Conversion Notice** means a notice from a Noteholder that it requires the Company to convert the number of Notes specified in the notice into Ordinary Shares in such a form as the Board may from time to time approve.

**Corporations Act** means the Corporations Act 2001 (Cth).

**Directors** mean the directors of the Company.

**Default Notice** means a notice in writing issued by the Trustee to the Company under clause 12.2.

**Event of Default** means any of the events listed in clause 12.1.

**Expert** means any appropriately qualified barrister, solicitor, accountant or other expert appointed by Citigold, the identity of which is approved by the Trustee (such approval not to be unreasonably withheld or delayed).

**Governmental Agency** means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

**GST** has the meaning given in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) as amended from time to time.

**Interest Rate** means 12% per annum.

**Issue Date** means the date on which the Company issues the Notes.

**Issue Price** means in relation to a Note, $0.40.

**Jurisdiction** means the State of Queensland.

**Listing Rules** means the listing rules of ASX.

**Meeting Provisions** means the provisions for the Noteholder meetings contained in Schedule 2.

**Moneys Owing** means the Principal Amount, interest and all other moneys payable in respect of the Notes from time to time under this Deed and the Conditions of the Issue.

**Note** means an unsecured redeemable note convertible into a fully paid Ordinary Share and issued in accordance with the provisions of the Trust Deed.

**Note Statement** means a statement in respect of Notes.

**Noteholder** means the holder of a Note as recorded in the Note Register.

**Note Register** means the register of Noteholders and, where appropriate, includes:

(a) a sub-register conducted by or for the Company pursuant to the Corporations Act, Listing Rules or SCH Business Rules; and

(c) any branch register.

**Officer's Certificate** means a certificate signed by a director of Citigold.

**Ordinary Share** means a fully paid ordinary share in the capital of the Company.

**Principal Amount** in relation to a Note means the Redemption Amount.

**Prospectus** means the prospectus in respect of the Notes to be lodged by Citigold with ASIC.

**Redemption Amount** means the Issue Price.

**Redemption Date** means 29 March 2007 for those Notes which have not been converted or redeemed prior to that date.

**Related Body Corporate** has the meaning given to that term under section 9 of the Corporations Act.

**Resolution of the Noteholders** means a resolution passed at a meeting duly called held (or by postal ballot) in accordance with the provisions contained in Schedule 2 and:

(a) carried by a majority consisting of greater than 50% of the persons voting at the meeting on a show of hands;

(b) if a poll is duly demanded then by a majority consisting of the holders of Notes representing greater than 50% of the Principal Amount of the Notes held by the holders of Notes who are present at the meeting in person, by attorney, by proxy or by representative; or

(c) if the meeting is by postal ballot, by a majority consisting of the holders of Notes representing greater than 50% of the Principal Amount of all of the Notes.

**SCH Business Rules** means the operating rules of ASTC, currently known as the SCH Business Rules, as amended or replaced from time to time.

**Special Resolution** means a resolution passed on a poll at a meeting duly called and convened in accordance with the Meeting Provisions by a majority consisting of Noteholders representing greater than 75% of the Principal Amount of all Notes.

**Transmission Event** means

(a) if the Noteholder is an individual - death, bankruptcy, becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law relating to mental health; or

(b) if the Noteholder is a body corporate - the winding up or the registration of the Noteholder or the succession by another body corporate to the assets and liabilities of the Noteholder;

**Trust Deed** or **Deed** includes this Deed, the schedules attached to this Deed, and any document or documents supplemental to the Deed.

**Trust** means the Citigold Corporation Convertible Notes Trust established under this Deed.

**Trustee** means ANZ Executors & Trustee Company Limited or any successor in its capacity as trustee for the Noteholders under this Deed.

**Trustee Company** means a body corporate eligible under section 283AC of the Corporations Act.

**Trustee Related Company** means a Related Body Corporate of the Trustee.

### 1.2 Interpretation

Unless expressed to the contrary:

(a) the singular includes the plural and vice versa;

(b) words imprinting a gender include the other genders;

(c) where an expression is defined anywhere in this document another part of speech or grammatical form of that expression has a corresponding meaning;

(d) headings and boldings are for convenience only and do not affect the interpretation of this document;

(e) a reference to a clause, part of a clause, schedule or annexure is a reference to that clause or part of a clause of or schedule or annexure to this Deed;

(f) a reference to this 'Deed' includes its recital, schedules and any annexures as it may from time to time be amended and except to the extent that the context clearly otherwise indicates includes all supplemental or collateral deeds whether or not they are expressly incorporated in such reference;

(g) a reference to a party is a reference to a party to this Deed;

(h) a reference to a party to this Deed includes that party's successors and permitted assigns;

(i) a reference to a document or agreement, including this Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time and, in the case of this Deed, to any supplemental or collateral document to this Deed;

(j) a reference to 'dollar', '$', '$A', or 'A$' is a reference to Australian currency;

(k) a reference to a specific time for the performance of an obligation is a reference to that time in the State or Territory where the obligation is to be performed;

(l) a reference to a group of persons is a reference to all of them collectively, to any 2 or more of them collectively and to each of them individually; and

(m) the meaning of general words is not limited by examples introduced by including, for example or similar expressions.

### 1.3 References to statutory provisions

A reference to statute or statutory provisions includes but is not limited to:

(a) a statute or statutory which amends, extends, consolidates or replaces the statue or statutory provision;

(b) a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

(c) subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument.

### 1.4 Inconsistency with Listing Rules

This Deed is to be interpreted subject to the Listing Rules and the SCH business rules and accordingly if Citigold is admitted to the official list of ASX, the following clauses apply;

(a) notwithstanding anything contained in this Deed, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Deed prevents and act being done that the Listing Rules require to be done;

(c) if the Listing Rules require and act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision;

(e) if the Listing Rules require this Deed not to contain a provision and it contains such a provision, this Deed is deemed not to contain that provision;

(f) if any provision of this Deed is or becomes inconsistent with the Listing Rules, this Deed is deemed not to contain that provision to the extent of the inconsistency.

The obligations imposed by this clause are additional to those imposed by any other clause of this Deed.

### 1.5 Place of Actions

Despite any provision of this Deed or the Conditions of Issue or both:

(a) any matter or thing done or to be done by Citigold under this Deed or the Conditions of Issue or both (whether the exercise of a power or discretion, the performance of a function, the observance or performance of a covenant, liability or obligation, or otherwise) must be done by or on behalf of Citigold in the Jurisdiction;

(b) any matter or thing done or to be done by the Trustee under this Deed or the Conditions of Issue or both (whether the exercise of a power or discretion, the performance of a function, the observance or performance of a covenant, liability or obligation, or otherwise) must be done by or on behalf of the Trustee in the Jurisdiction;

(c) no matter or thing done or to be done by Citigold or the Trustee (or either of them) under this Deed or the Conditions of Issue (or both) which is in fact done by or on behalf of (including anything done by a Trustee Related Company on behalf of, or as agent of the Trustee) Citigold or the Trustee (or either of them) in Australia but out of the Jurisdiction will by reason solely of that fact, be invalid, ineffective, void or voidable at the option of any person; and

(d) where in this Deed provision is made for or reference is made to the production, surrender, lodgement or delivery of instruments of transfer or transmission of Notes or other documents or the giving of notice in each case by Noteholders to Citigold, the same will be deemed not to have been produced, surrendered, lodged, delivered or given to Citigold by any Noteholder unless an until it is actually received by the Trustee, on behalf of Citigold, at the Trustee's office in the Jurisdiction or such other place as Citigold and the Trustee may reasonably nominate for the purpose of this clause.

## 2. Issue

**2.1** Citigold may:

(a) issue Notes to any person on the terms of this Deed and the Conditions of Issue by registering the subscriber as the Noteholder of the Notes; and

(b) designate Notes issued at different times (whether or not on the Conditions of Issue set out in Schedule 1) as different series or as part of a series already on issue.

**2.2** Entitlement to a Note is determined by inscription in the Note Register and on such inscription, a Note will be deemed to be issued.

**2.3** Noteholders are deemed to have notice of and be bound by this Deed and the Conditions of Issue and this Deed and the Conditions of Issue are binding on Citigold and the Trustee.

**2.4** Citigold may issue, to any person who is issued a note, an Allotment Statement. The Conditions of Issue are deemed to be included or endorsed on the Allotment Statement (if any) without the need for any mention or words of incorporation.

## 3. Covenant to pay

Citigold covenants to pay to the Trustee on behalf of Noteholders the Moneys Owing from time to time as and when due, in accordance with the Conditions of Issue, provided that Citigold covenants to pay such amounts directly to the Noteholders if directed to do so by the Trustee or as otherwise required in this Deed.

## 4. Trustee

The Trustee is appointed as the trustee for the Noteholders. The Trustee agrees to hold in trust for the benefit of Noteholders;

(a) the right to enforce Citigold's duty to pay the Moneys Owing on the Notes on the due date for payment and to repay the Principal Amount on each Note in accordance with the Conditions of Issue;

(b) any charge or security for repayment (if applicable); and

(c) the right to enforce any other duties that Citigold has under the terms of the Notes or the provisions of this Deed, the Conditions of Issue or Chapter 2L of the Corporations Act,

and to act in the interests and for the benefit of Noteholders on the terms contained in this Deed and the relevant Conditions of Issue.

## 5. Duration

The Trust commences on the date of this Deed and terminates on the earliest to occur of:

(a) the date immediately following:

- (i) conversion or buying back of all of the Notes; and
- (ii) payment or repayment of all Moneys Owing; or

(b) the date which is the eightieth anniversary less one day after the date of this Deed; and

(c) will be known as the 'Citigold Corporation Convertible Notes Trust'.

## 6. Cleared Funds

If:

(a) Citigold is for any reason obliged to repay any money paid as consideration for a Note to be issued other than on the due date for payment; or

(b) Citigold has issued a Note against the receipt of uncleared funds and does not receive value for those funds;

then:

(i) the payment will be taken not to have been made;
(ii) the Note will be void from the time of issue;
(iii) the Note issued to that person shall be cancelled; and
(iv) Citigold shall ensure that the Note Register is amended to reflect such cancellation.

## 7. Payment of commission, brokerage etc.

Citigold may pay a commission, procuration fee, brokerage or any other fees to any person for subscribing or underwriting the subscription of or obtaining subscription for the Notes.

## 8. Purchase and cancellation of Notes

### 8.1 Purchase of Notes

Citigold may at any time and from time to time purchase (on market or by private treaty) any of the issued Notes.

### 8.2 Cancellation of Notes

All Notes purchased in accordance with this clause may be pre-paid, cancelled or resold at the option of Citigold subject to compliance with all legal and regulatory requirements.

## 9. Representations and warranties

Citigold makes the following representations and warranties for the benefit of the Trustee and the Noteholders:

(a) **(registration)** it is properly registered and validly exists:

(b) **(power)** it has the power and the right to enter into an d exercise its rights and perform its obligations under this Deed and the Notes;

(c) **(corporate authorisation)** it has taken the necessary corporate action to authorise its entry into and performance of this Deed as well as each transaction contemplated by each this Deed including the Conditions;

(d) **(binding)** this Deed (subject to its stamping and registration, where applicable) is valid, binding and enforceable against it in accordance with its terms; and

(e) **(Authorisations obtained)** each Authorisation which is necessary for the execution, delivery or performance by it, or the validity or enforceability, of this Deed including the Conditions has been obtained and is in full force and effect.

## 10. Covenants by Citigold

**10.1** Citigold covenants with the Trustee that it will:

(a) carry on and conduct its business in a proper and efficient manner;

(b) provide a copy of this Deed to:

(i) a Noteholder; or
(ii) the Trustee,

if they request for a copy;

(c) make all of its financial and other records available for inspection by:

(i) the Trustee, its attorneys, agents and authorised delegates; or
(ii) an officer or employee of the Trustee authorised by the Trustee to carry out the inspection; or
(iii) a registered company auditor appointed by the Trustee to carry out the inspection;

and give them any information, explanations or other assistance that they require about matters relating to those records;

(d) so long as any of the Notes remain outstanding, promptly notify the Trustee after it becomes aware that any material condition of this Deed cannot be fulfilled or after it becomes aware of an event which would require the Trustee issuing a Default Notice, such notice to be given not later than 10 Business Days of Citigold becoming so aware;

(e) if Citigold creates a charge:

(i) provide the Trustee with written details of the charge within 21 days after it is created; and
(ii) if the total amount to be advanced on the security of the charge is indeterminate and the advances are not merged in the current account with bankers, trade creditors or anyone else, give the Trustee written details of the amount of each advance within 7 days after it is made; and

(f) comply with this Deed, including the Conditions of Issue and the Meeting Provisions.

## 11. Reports

Citigold must comply with its reporting obligations to the Trustee and to the Noteholders under the Corporations Act.

## 12. Event of Default

### 12.1 Default Notice

An Event of Default occurs if:

(a) **(non-payment)** Citigold does not pay the Moneys Owing:

(i) in the case of interest, fees or other charges owing or payable under this Deed only – within 30 Business Days of its or their being due for payment; or

(ii) in the case of any other moneys or amounts forming part of the Principal Moneys – within 30 Business Days of it being due for payment; or

(b) **(obligation not complied with)** Citigold does not comply with an obligation (other than an obligation to pay money) under this Deed within 30 Business Days of the date for compliance with that obligation; or

(c) **(incorrect statement or representation)** a statement or representation:

(i) made to the Trustee or a Noteholder by or on behalf of Citigold or a Related Body Corporate; or

(ii) made in a certificate, report or opinion given to the Trustee,

proves to be incorrect or misleading in any way which the Trustee considers material; or

(d) **(undertaking not complied with)** any written undertaking given to the Trustee or the Trustee's solicitors by or on behalf of Citigold or any Related Body Corporate (being an undertaking which in the Trustee's reasonable opinion is material to the Trustee's rights, powers and privileges under this Deed) is not complied with promptly and, unless the undertaking otherwise specifies, within 30 days of the undertaking; or

(e) **(creditors)** Citigold or a Related Body Corporate stops payment to creditors generally or enters into an arrangement, assignment or composition with its creditors (except with the consent of the Trustee); or

(f) **(business stopped)** other than under a member's voluntary winding up, without the consent of the Trustee, Citigold or a Related Body Corporate stops or threatens to stop carrying on its business after the date of this Deed (it being acknowledged that one or more of Citigold or Related Bodies Corporate may not carry on any business at the date of this Deed); or

(g) **(Administrator)**

(i) an administrator (as defined in section 9 of the Corporations Act) is appointed; or

(ii) the Company, a Related Body Corporate or any person on their behalf requests the appointment of an administrator to Citigold or a Related Body Corporate; or

(h) **(Winding Up)**

(i) an order is made for the winding up of Citigold or a Related Body Corporate; or

(ii) proceedings are commenced or an application is made for the winding up of Citigold or a Related Body Corporate (being proceedings or and application which in the Trustee's reasonable opinion are not vexatious or frivolous) and not withdrawn or dismissed within 30 days; or

(iii) an effective resolution is passed or a meeting is summoned or convened to consider a resolution for the winding up of Citigold or a Related Body Corporate, except with the consent of the Trustee and for the purpose of amalgamation or reconstruction; or

(i) **(unenforceability)** a court or a relevant authority holds, or Citigold or a Related Body Corporate asserts that this Deed is void, voidable or unenforceable.

### 12.2 Issue of Default Notice

The Trustee must issue a Default Notice to Citigold, declaring that the Moneys Owing are immediately due and payable, if:

(a) the Event of Default is in respect of a matter stated in paragraph (a) of clause 12.1 and Citigold has not remedied the default within 7 days after notice from the Trustee;

(b) where the Event of Default is in respect of a matter stated in paragraphs (b) to (i) inclusive of clause 12.1, the Trustee has been directed to issue a Default Notice by a Resolution of the Noteholders; and

(c) at the time of issue of the Default Notice, the Event of Default is subsisting and has not been remedied.

Notwithstanding the above, the Trustee is not obliged to take any action under this clause 12.2 unless it has knowledge of an Event of Default.

### 12.3 Enforcement

Subject to this Deed, at any time after issuing a Default Notice in accordance with this clause, the Trustee may:

(a) revoke the Default Notice if the Event of Default is remedied or waived; or

(b) institute proceedings to enforce payment of the Notes and recover any other Moneys Owing.

### 12.4 Compliance with Laws

Subject to clause 12.1 where the Event of Default is in respect of a matter stated in paragraph (a) of clause 12.1, the Trustee must not issue a Default Notice during such period as Citigold is able to satisfy the Trustee that its failure or refusal to

make any payment is:

(a) to comply with any fiscal or other law or regulation;

(b) to comply with the order of any court of competent jurisdiction; or

(c) caused by the failure or a technical or administrative difficult in the banking or computer system being used by Citigold.

applicable to the payment.

## 13. Trustee's powers

### 13.1 Power

Subject to this Deed, in connection with the discharge of its duties and obligations under this Deed, the Trustee has within and outside Australia all the powers in relation to the trusts constituted by the Deed, that it is legally possible for a natural person or corporation to have.

### 13.2 Action on Breach

Despite any other provisions of this Deed but subject to the Corporations Act, the Trustee, in relation to any breach (whether anticipatory or actual) of or default in any covenant, obligation, condition or provision under this Deed:

(a) may in its absolute discretion waive or excuse any breach or default except the non-payment of the Principal Amount of any Note on any terms or conditions;

(b) may in its absolute discretion not inform Noteholders of any breach or default;

(c) may in its absolute discretion, despite knowledge of the Trustee of any breach or default, not take any action or proceeding against Citigold to enforce the observance or performance of any such covenant, obligation, condition or provision (including enforcement of the payment of the Notes and recovery of any other Moneys Owing under this Deed), unless in any such case the Trustee is indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which the Trustee may become liable as a result of such direction and all cost, charges, damages and expenses (including its rights to remuneration under this Deed) which may be incurred by the Trustee in connection with such direction, action or proceedings; and

(d) must not take any action in relation to any breach or default by Citigold including the issuing of any notice under this Deed unless it has actual knowledge of the breach or default or is advised by another person of the breach or default, and until such a time the Trustee can assume that no such breach or default by Citigold has occurred.

### 13.3 Delegation

(a) The Trustee, by power of attorney or otherwise, may authorise and delegate to one or more persons being:

(i) a Related Body Corporate; or
(ii) to any person whether or not being Citigold or persons related to or associated with Citigold,

to do anything that the Trustee may lawfully delegate, including, but not limited to, holding any trust property and executing documents on its behalf, and delegating any trusts, powers or discretions vested in the Trustee under this Deed on such terms and conditions (including power to sub-delegate) as the Trustee may think fit.

(b) Any person dealing with the Trustee or any delegate appointed under clause 13.3(a), is entitled to assume without further enquiry that such delegate has been duly appointed and such appointment remains in full force and effect.

(c) The Trustee may act on the opinion, certificate, advice of or information obtained from any agent or delegate appointed under clause 13.3(a).

### 13.4 Trustee not to interfere

Subject to this Deed, its general duties as trustee under statute (including the Corporations Act) and at general law, the Trustee must not interfere with the conduct of the ordinary business of Citigold unless and until the Moneys Owing have become immediately due and payable as a result of a breach or default under this Deed and the Trustee has become bound, or been duly directed by Noteholder, pursuant to the terms of this Deed to enforce the same. For the avoidance of doubt, nothing in this clause restricts or precludes the Trustee's rights to remuneration in clause 14 or the Trustee's right of indemnity in clause 15.

### 13.5 Directions

The Trustee may apply to any court of competent jurisdiction for directions in relation to any question and assent to and approve or oppose any application to any court made by or at the instance of any Noteholder.

### 13.6 Experts

The Trustee may act, in accordance with the terms of this Deed, on the advice or opinion or any information obtained from any barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert whether obtained by Citigold or by the Trustee and whether or not addressed to the Trustee or expressed to be for the benefit of the Trustee.

### 13.7 Trustee's discretion

Except where otherwise expressly provided for in this Deed, the Trustee may determine:

(a) whether to exercise and the manner, mode and time of exercise of its powers, authorities and discretions in its absolute discretion; and

(b) as between itself and the Noteholders all questions and matters of doubt arising in relation to this Deed and every such determination made in good faith whether upon a question actually raised or implied in the acts or proceeding of the Trustee shall be conclusive and shall bind all Noteholders, unless a court of competent jurisdiction otherwise orders.

**13.8 Independent Rights**

The Trustee and any Related Body Corporate or associate of the Trustee, subject to the Corporations Act and to always acting in good faith to Noteholders may:

(a) hold Notes, or any other marketable securities in Citigold;

(b) represent or act for, or contract with, individual Noteholder;

(c) deal in any capacity with Citigold or with any related company or associate of Citigold;

(d) contract or enter into arrangements with itself acting in any capacity other than as Trustee; or

(e) act in any capacity in relation to any other trusts,

without in any such case being liable to account to any trust, Citigold or to any Noteholder.

**13.9 No Monitoring**

The Trustee is not required to:

(a) keep itself informed as to the performance or observance by Citigold of its obligations under this Deed ) or any other document to which Citigold is a party). This includes no requirement to inspect the books or review the credit worthiness of Citigold or investigate whether a default has occurred; or

(b) except as specifically required under this Deed, furnish any notices, information, reports or accounts to a Noteholder but may in its discretion do so.

**13.10 Exclusion**

(a) Without limiting any provision of this Deed (including clause 16) and subject to paragraph (b), all liabilities and responsibilities which may from time to time be imposed on the Trustee at law or in equity are to the extent permitted at law or in equity and except to the extent expressly provided to the contrary in this Deed are expressly waived and negatived by the Noteholders and Citigold.

(b) Paragraph (a) does not apply to the extent prohibited by section 283DA of the Corporations Act.

### 13.11 Instructions

The Trustee is entitled to seek instructions from Citigold and in the absence of instructions the Trustee need not act.

## 14. Fees and Expenses

### 14.1 Fee

Citigold must pay to the Trustee a fee as agreed from time to time between the parties in respect of the Trustee's services excluding any services performed by it in relation to any default or restructure of the arrangements under this Deed. The Trustee is entitled to charge on a time basis at the Trustee's standard rates for any services performed by the Trustee in relation to any default or restructure of the arrangements under this Deed. Fees payable by Citigold to the Trustee are exclusive of GST.

### 14.2 Priority

All amounts payable to the Trustee under this clause 14 must be paid in priority to any claim by any Noteholder and will continue to be payable until the trusts of this Deed are finally would up and whether or not the trusts of this Deed are in course of administration by or under the order of any court. The Trustee may retain and pay to itself in priority to any claim by any Noteholder all such amounts out of any moneys for the time being in its hands upon the trusts of this Deed.

### 14.3 Goods and Services Tax

If any party:

(a) reasonably decides that it is liable to pay GST on a supply that is made in connection with this Deed; and

(b) certifies to the recipient of the supply that it has not priced the supply to include GST,

then the recipient of the supply agrees to pay that party an additional amount equal to the consideration payable for the supply multiplied by the prevailing GST rate.

### 14.4 Refund

If the actual amount of GST paid or payable by the supplier on a supply made in connection with this Deed is less than the amount paid by the recipient of the supply under clause 14.3 then the supplier agrees to refund the difference to the recipient of the supply. The supplier agrees to make the refund promptly after the actual amount of GST on the supply is paid or can be fully ascertained by the supplier.

## 15. Trustee's indemnity

### 15.1 Corporations Act

The Trustee's right of indemnity and any limitation on the Trustee's liability under this Deed is subject to the Corporations Act.

### 15.2 Indemnity

(a) The Trustee is entitled to be indemnified by Citigold in respect of all fees, costs, losses, liabilities, and expenses incurred by it in the execution, administration and enforcement of the trusts of this Deed or any of the powers, authorities or discretions vested in the Trustee under this Deed, but this indemnity does not extend to such cost, loss, liability or expense that arises out of the Trustee's bad faith, negligence, fraud or breach of trust or any taxes (excluding any GST) imposed on the Trustee's remuneration for its services as trustee. Any indemnity to which the Trustee is entitled under this Deed is in addition to, and without prejudice to, any indemnity allowed by law or equity to trustees.

(b) No act or omission of the Trustee (including any related failure to satisfy its obligations under this Deed) will be considered to be the bad faith, negligence, fraud breach of trust of the Trustee for the purpose of paragraph (a), to the extent to which the act or omission was caused or contributed to be any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

(c) No attorney, trustee, agent, receiver or receiver and manager appointed in accordance with this Deed has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability, and no act or omission of any such person will be considered the bad faith, negligence, fraud breach of trust of the Trustee for the purposes of paragraph (a).

### 15.3 Retention of Money

The Trustee may retain and pay out any moneys in its hands arising from this Deed all sums necessary to give effect to the Trustee's right of indemnity under clause 15.2.

### 15.4 No obligation to act until receipt of funds

The Trustee is not obliged to carry out any act under this Deed until such time as it is placed in funds or is indemnified to its reasonable satisfaction.

## 16. Trustee's liability

### 16.1 Limitation

(a) Except to the extent to which the Trustee has acted in bad faith, negligently, fraudulently or in breach of trust and subject to the Corporations Act, the

Trustee will not be liable to Citigold or any Noteholder or any future Trustee or any other person:

(i) for loss caused by:

(A) the Trustee's acts or omissions in accordance with the terms of this Deed in reliance on:

(I) the Note Register;
(II) information or documents supplied by Citigold or any agent of Citigold;
(III) the authenticity of any document (including an Officer's Certificate);
(IV) opinion, advice or information of any delegate of the Trustee appointed under clause 13.3, barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert instructed by the Trustee or Citigold or any issuing house concerned with the issue of any Notes or otherwise;
(V) acting on any instruction or direction properly given to it by Citigold or Noteholders under this Deed;

provided the Trustee has no actual knowledge to the contrary;

(B) any act, omission, neglect or default of Citigold or any other person under or in connection with this Deed or a Note;

(C) any act or omission required by law or by any court of competent jurisdiction;

(D) any act or omission in accordance with any resolution properly passed at any duly called meeting;

(E) any act or omission of an operator of any securities title, transfer or holding system;

(F) the Trustee validly exercising any right, power, authority or discretion under and in accordance with the terms of the Deed; or

(G) any payment having been made to any fiscal authority; or

(ii) for loss caused by the Trustee waiving or excusing, subject to any conditions the Trustee may think fit, any breach by Citigold of Citigold obligations under this Deed.

(b) No act or omission of the Trustee (including any related failure to satisfy its obligations under this Deed) will be considered to be the bad faith, negligence, fraud breach of trust of the Trustee for the purpose of paragraph (a), to the extent to which the act or omission was caused or contributed to be any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

(c) No attorney, trustee, agent, receiver or receiver and manager appointed in accordance with this Deed has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability, and no act or omission of any such person will be considered the bad faith, negligence, fraud breach of trust of the Trustee for the purposes of paragraph (a).

**16.2 Release**

To the extent clause 16.1 is not effective to absolve the Trustee from any liability mentioned in clause 16.1, the Noteholders may release the Trustee in respect of any such liability to the extent and in the manner contemplated by section 283DB of the Corporations Act.

**16.3 Certificate by Citigold**

The Trustee is entitled to:

(a) accept and rely upon an Officer's Certificate as to any fact or matter as conclusive evidence of it and like certificate to the effect that any particular dealing or transaction or step or thing is in the opinion of the person so certifying commercially desirable and not detrimental to the interest of the Noteholders as conclusive evidence that it is so;

(b) accept, rely upon and act upon any information, statement, certificate, report, balance sheet or account supplied by Citigold or any duly authorised officer of Citigold;

(c) accept, rely upon and act upon the statements and opinions contained in any statement, certificate, report, balance sheet or account given pursuant to the provisions of this Deed as conclusive evidence of the contents of it.

**16.4 Evidence of claims**

The Trustee will be entitled and is authorised by Citigold to call for (and will be entitled to accept as conclusive evidence thereof) a certificate from any receiver, trustee or liquidator of Citigold as to:

(a) the amounts of the claims of the creditors which have been admitted in any liquidation, dissolution or other winding up and which will not have been satisfied in full out of the other resources of Citigold; and

(b) the persons entitled thereto and their respective entitlements.

Any such certificate given by any such receiver, trustee or liquidator of Citigold will be conclusive and binding on the Trustee and all Noteholders.

**16.5 Not bound to give notice**

The Trustee is not bound to give notice to any person of the execution of this Deed and the Trustee is not bound to take any steps to ascertain whether any

event has happened (despite the Trustee's knowledge of such event) upon the happening of which the Notes become immediately payable.

### 16.6 No monitoring obligation

Notwithstanding any other provisions of the Deed, but subject to the Trustee's obligations under the Corporations Act, Citigold acknowledges that the Trustee has no obligation to monitor compliance by Citigold of its covenants and obligations under this Deed or any other activities or status of Citigold whatsoever.

### 16.7 Trustee Capacity

(a) The Trustee's duties and obligations to Noteholders are owed to Noteholders only in their capacity as Noteholders.

(b) The Trustee enters into this Deed only in its capacity as trustee of the Trust and in no other capacity. A liability arising under or in connection with this Deed can be enforced only to the extent to which the Trustee is entitled to be and is in fact indemnified for the liability out of the property of the Trust. This limitation of the Trustee's liability applies despite any other provision of this Deed and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Deed.

(c) The parties other than the Trustee may not sue the Trustee personally or seek the appointment of a liquidator, receiver, or similar person to the Trustee or prove in any liquidation, administration or arrangements of or affecting the Trustee.

(d) The provisions of this clause shall not apply to any obligation or liability of the Trustee to the extent that it is not satisfied because under this Deed or by operation of law there is a reduction in the extent of the Trustee's indemnification out of the assets of the Trust, as a result of the Trustee's fraud, negligence or breach of trust.

### 16.8 Knowledge of the Trustee

(a) The Trustee will only be considered to have knowledge or awareness of, or notice of a thing, or grounds to believe anything, by virtue of the officers of the Trustee having day to day responsibility for the administration of this Trust having actual knowledge, actual awareness or actual notice of that thing, or grounds or reason to believe that thing (and similar references will be interpreted in this way). In addition, notice, knowledge or awareness of a default or breach of this deed means notice, knowledge or awareness of the events or circumstances constituting the default or breach and that those events or circumstances do constitute an event of default.

(b) Without limiting the generality of the above, the Trustee will be taken not to have knowledge of the occurrence of default or breach unless the Trustee has received written notice that the default or breach has occurred and describing it

## 17. Retirement and removal of trustee

### 17.1 Retirement

Subject to compliance with the relevant statutory requirements for the time being, the Trustee may retire (without giving any reason for its retirement) at any time upon giving not less than 60 days' notice (or such other period as the Trustee and Citigold may agree) in writing to Citigold of its intention to do so.

(a) Subject to clause (b), the power to appoint a new Trustee (which new Trustee must be a Trustee Company) is vested in Citigold.

(b) Subject to the Corporation Act, if after 60 days (or such other period as the Trustee and Citigold may agree) after the Trustee has given notice in writing to Citigold of its desire to retire a new Trustee has not been appointed, the retiring Trustee may appoint a Trustee Company as the new Trustee and any such appointment will be effective without the approval of Citigold or the Noteholders being required but the Trustee may, in lieu of exercising the conferred by this clause, call a meeting for the purpose of appointing by the passing of a Resolution of the Noteholders a person nominated either by the Trustee or by any Noteholders as the new Trustee

### 17.3 Retirement not to take effect until new Trustee appointed

Notwithstanding anything contained in this clause the Trustee covenants that the retirement of the Trustee pursuant to this clause will not take effect unless and until a new trustee (being a Trustee Company) has been appointed, and the Trustee hereby declares that this covenant is intended for the benefit of the Noteholders.

### 17.4 Removal of Trustee

(a) Subject to compliance with the relevant statutory requirements for the time being:

(i) where Citigold reasonably forms the view that the Trustee:

(A) is in material breach of any of its obligations under this deed and:

(I) the breach is not capable of remedy; or
(II) the breach is capable of remedy and has not been remedied within 10 Business Days after receiving written notice of the default from Citigold requiring that the default be remedied; or

(B) has acted in bad faith, negligently, fraudulently, or otherwise in breach of trust in relation to any matter under this deed,

Citigold may by 30 days notice to the Trustee; or

(ii) the Noteholders may at any time by Resolution of the Noteholders, remove the Trustee and appoint a new Trustee in accordance with the provisions of this deed.

(b) Citigold must take all reasonable steps to replace the Trustee under section 283AE of the Corporations Act as soon as practicable after Citigold becomes aware that the Trustee:

(i) has ceased to exist; or
(ii) has not been validly appointed; or
(iii) cannot be a Trustee Company; or
(iv) has failed or refused to act as trustee.

**17.5 Release**

By force of this clause 17.5 when the Trustee retires or is removed, the Trustee is, to the extent permitted by law, discharged and released from its obligations covenants and liabilities under this Deed arising after the date it retires or is removed. Citigold must then, if required by the Trustee, execute a confirmation of release in favour of the Trustee in a form and substance acceptable to the Trustee (including, that the provisions in this Deed in relation to the indemnity given by Citigold to the Trustee for any fee, cost charge, expense, loss and liability will apply even after the date of release if the action, omission or event giving rise to such fee, cost, charge, expense, loss or liability occurred prior to the date of release but only to the extent that such cost, charge, expense, loss and liability is not attributable to the Trustee's bad faith, fraud, negligence or breach of trust).

**17.6 Actions of other parties**

For the purposes of clauses 17.4 and 17.5, no act or omission of the Trustee (including any related failure to satisfy its obligations this deed) will be considered to be the bad faith, negligence, fraud or breach of trust of the Trustee, to the extent to which the act or omission was caused or contributed to by any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

**17.7 ASIC notification**

Citigold must advise ASIC of the name of the Trustee within 14 days after the Trustee is appointed.

**18. Registers**

**18.1 Note Register**

On issue of the Notes, Citigold will establish and maintain, or cause to be established and maintained, in the Jurisdiction a Note Register. Citigold may delegate to attorneys or agents such powers, authorities and discretions in relation to any Note Register as it may properly so delegate.

**18.2 Registered Owners**

The persons whose names are inscribed in the Note Register as the registered

owners of the Notes from time to time will be treated by Citigold and the Trustee as the absolute owners of such Notes for all purposes.

**18.3 No Notice of any trust**

Except as provided by statute or as required by an order of a court of competent jurisdiction, no notice of any trust (whether express, implied or constructive or other interest) may be entered in the Note Register in respect of a Note and neither Citigold nor the Trustee is obliged to recognise any trust.

**18.4 Inscription Conclusive**

In the absence of evidence to the contrary, each inscription in the Note Register in respect of a Note constitutes:

(a) sufficient and conclusive evidence to all persons and for all purposes that the person whose name is so inscribed, is the registered owner of the Note;

(b) an unconditional and irrevocable undertaking and promise by Citigold to the person whose name is so inscribed that, for value received, Citigold will make all payments of Moneys Owing in respect of the Note in accordance with the Deed.

**18.5 Particulars**

In the Note Register there will be entered the names and addresses of Noteholders, the amount of the Notes held by each Noteholder and such other particulars as the Trustee requires or Citigold thinks fit and are required by the Corporations Act.

**18.6 Inspection**

The Note Register will be open at all reasonable times during business hours for the inspection of the Trustee and the Noteholders, and of any persons authorised in writing by the Trustee or the Noteholders.

**18.7 Closure of Note Register**

Subject to the Listing Rules, Citigold may from time to time close any relevant Note Register for any period or periods not exceeding in total in any one year the maximum period for the time being permitted by law or 30 days, whichever is the lesser period.

**18.8 Change of Details**

Any change of the name or address of a Noteholder must be notified immediately by the Noteholder in writing to Citigold accompanied, in the case of a change of name, by any evidence Citigold requires and the Note Register will be altered accordingly.

**18.9 Situs**

The property in the Notes will for all purposes be regarded as situated at the place where the Note Register or branch register on which such Notes are for the time being

entered is situated and not elsewhere.

### 18.10 Copy to the Trustee

Citigold will give, or cause to be given to the Trustee a complete copy of the Note Register within 2 Business Days after the Trustee so requests.

### 18.11 Manifest Error

The making of, or giving effect to, a manifest error in an inscription in the Note Register will not avoid the constitution, issue or transfer of a Note. Citigold must correct or cause to be corrected any manifest error of which it becomes aware.

### 18.12 No Certificate

No certificate or other evidence of title shall be issued by or on behalf of Citigold to evidence title to a Note unless Citigold determines that certificates should be made available or that it is required to do so pursuant to any applicable law or regulation.

## 19. Joint Noteholders

(a) Subject to clause (c), if more than one person is the holder of a Note, the address of only one of them will be entered on the Note Register. If more than one address is notified to Citigold, the address recorded in the Note Register will be the address of the Noteholder whose name first appears in the Note Register.

(b) If several persons are entered in the Note Register as joint Noteholders in respect of a Note the receipt by any one of such persons for the payment or satisfaction of any principal or interest from time to time payable or repayable to the joint Noteholders will be as effective a discharge to Citigold as if the person accepting the payment were a sole Noteholder in respect of that Note.

(c) Citigold will not be bound to register more than three persons as the joint holders of any Notes.

(d) A Note registered in the name of more than one person is held by those persons as joint tenants.

(e) All of the joint Noteholders in respect of any Note must join in any transfer of the relevant Note.

## 20. Deceased Noteholders

(a) The legal personal representatives of a deceased Noteholder (not being one of joint Noteholders) will be the only persons recognised by Citigold as having any title to that Noteholder's Notes. Any person becoming entitled to Notes in consequence of the death or liquidation of any Noteholder may, on producing such evidence of that person's title as Citigold, think sufficient, be registered himself as the holder of the Notes or, subject to the Conditions of Issue, may transfer those Notes. Citigold will be at liberty to retain the principal and interest and any other moneys payable in respect of any Notes which any person under this clause is entitled to or to transfer until such person is

registered or has duly transferred the Notes in accordance with this clause. Nothing in this clause will prejudice the rights of any such person to vote in respect of that Note at any meeting or on a poll.

(b) In the case of the death of any one of joint Noteholders, the survivors will be the only persons recognised by Citigold as having any title to or interest in the Notes registered in their names jointly.

## 21. Meetings of Noteholders

### 21.1 Meetings of Noteholders

The Trustee or Citigold may call a meeting of Noteholders in the manner as provided in the Meeting Provisions and the meetings shall be conducted in accordance with the Meeting Provisions.

### 21.2 Resolutions of Noteholders

By a Resolution of the Noteholders, Noteholders may:

(a) give directions to the Trustee as to; or

(b) authorise, ratify or confirm anything done or not done by the Trustee in respect of,

the performance or exercise of any of the duties, rights, powers and remedies of the Trustee under or relating to this Deed or the Notes, or any other instrument to which the Trustee is or becomes a party in the capacity of Trustee under this Deed.

## 22. Alteration of deed

### 22.1 *Trustee and Borrower's power to amend*

Subject to clause 21.2, at any time and from time to time Citigold and the Trustee may jointly modify, alter, cancel, amend or add to all or any of this Deed (which, for the avoidance of doubt includes this clause, the Conditions of Issue (except in relation to existing Notes) and any one or more of the Schedules to this Deed), if such amendment is in writing and if:

(a) Citigold and the Trustee are each of the opinion such modification, alteration, cancellation, amendment or addition is:

(i) of a formal or technical nature; or
(ii) made to cure any ambiguity or correct any manifest error; or
(iii) expedient for the purpose of enabling the Notes to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and is otherwise not considered by the Trustee to be materially prejudicial to the interests of Noteholders as a whole; or
(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority; or
(v) to evidence the succession of another person to Citigold and the assumption by any such successor of the covenants and obligations of

Citigold in this Deed; or

(b) except as provided in paragraphs (c) and (d), such modification, alteration, cancellation, amendment or addition is authorised by a Resolution of the Noteholders passed at a meeting (including a meeting held by way of postal ballot) of Noteholders held pursuant to the Meeting Provisions; or

(c) a clause provides for Noteholders to give a direction to the Trustee by a Special Resolution, then that clause may only be modified, altered, cancelled, amended or added to if a Special Resolution is passed at a meeting of Noteholders held pursuant to the Meeting Provisions in favour of such modification, alteration, cancellation, amendment or addition; or

(d) the Meeting Provisions are to be modified, altered, cancelled, amended or added to and neither paragraphs (a) or (f) apply, then the Meeting Provisions may only be modified, altered, cancelled, amended or added to if a Special Resolution is passed at a meeting of Noteholders held pursuant to the Meeting Provisions in favour of such modification, alteration, cancellation, amendment or addition; or

(e) *in the opinion of an* Expert, *it is necessary or advisable:*

(i) following the introduction of, or any amendment to, clarification of, or change (including any announced prospective change) in, any law or regulation of the Commonwealth of Australia or an announcement, action or decision or a proposal to introduce, amend, clarify or change any such law or regulation or any official administrative pronouncement or action or judicial decision interpreting or applying any such law or regulation which is likely to deny Citigold a tax deduction for any interest paid or due and payable under the Note; and

(ii) in order to ensure that Citigold is, and will continue to be, allowed a tax deduction for any interest paid or due and payable by Citigold under the Notes,

### 22.2 No power to extend Trust's duration

The Trustee and Citigold may not modify, alter, cancel, amend or add to all or any of this deed under clause 21.1, if the effect of doing so would extend the duration of the Trust set out in clause 5.

## 23. Confidentiality

### 23.1 Duty of confidentiality

The Trustee has no duty or obligation to provide any Noteholder with any financial information relating to Citigold.

### 23.2 Exceptions

The Trustee must keep confidential all Confidential Information of Citigold except:

(a) as (but only to the extent) required by this Deed or in connection with any obligation, duty or power of the Trustee under this Deed;

(b) as (but only to the extent) required by law or any judicial or regulatory authority or body;

(c) to those officers, employees, delegates and professional advisers of the Trustee to whom the Trustee in its reasonable opinion considers it is necessary to reveal the information or any part of it;

(d) to a person approved in writing by Citigold (such approval to be given or withheld in Citigold's absolute discretion or on such conditions as it deems fit);

(e) to the extent it becomes generally known or available to the public other than by breach of this Deed; or

(f) to the extent that the Trustee has obtained the information or material from a third party entitled to possess, and disclose to the Trustee, that information and material.

**23.3 Confidentiality undertaking**

The Trustee agrees to use its best endeavours to ensure that every person to whom it provides Confidential Information under this clause gives and performs obligations under a confidentiality undertaking in the same terms as this clause.

**23.4 Meaning of Confidential Information**

In this clause, **'Confidential Information'** means all information and other material provided to or obtained by the Trustee, a delegate or any officer, employee, professional adviser or other consultant of the Trustee under, in connection with or related to this Deed or any obligation, duty or power of the Trustee under this Deed.

## 24. Validity

**24.1 Validity of Notes Issued**

Despite any breach of or non-compliance by Citigold, with any of the provisions of this Deed, all Notes issued under this Deed will as between:

(a) the relevant Noteholder and Citigold;

(b) the relevant Noteholder and the Trustee;

(c) the relevant Noteholder and any receiver, trustee or liquidator of Citigold; and

(d) the relevant Noteholder and all other Noteholders, be deemed to have been validly issued under this Deed.

**24.2 Continuing obligations**

Nothing in this **clause 24** will exonerate or relieve or be deemed to exonerate or relieve Citigold or the Trustee from any of their respective covenants, liabilities and

obligations under this Deed.

## 25. Discharge and release

By force of this clause Citigold will immediately be discharged and released from its liabilities, obligations and covenants under this Deed:

(a) on the Moneys Owing being paid in full or otherwise redeemed or satisfied (as to which the Trustee may accept as conclusive an Officer's Certificate);

(b) on Citigold furnishing to the Trustee a statement in writing that it does not intend to, and will not, create any Notes in the future; and

(c) on payment of all fees, costs, charges and expenses properly incurred by the Trustee.

The Trustee must then, if required by Citigold execute a confirmation of release in favour of Citigold and terminate the Trust and the Trust will terminate on such a release being given.

On the Trust being terminated, the Trustee is entitled to be indemnified by Citigold in respect of all fees, costs, losses, liabilities and expenses reasonably and properly incurred by it in respect of an event which occurred prior to the date of termination (other than such cost, loss, liability or expense to the extent that it arises out of the Trustee's negligence, fraud or breach of trust). For the purposes of this clause 25, no act or omission of the Trustee (including any related failure to satisfy its obligations this deed) will be considered to be the bad faith, negligence, fraud or other wilful breach of trust of the Trustee, to the extent to which the act or omission was caused or contributed to by any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

## 26. No recourse against others

No recourse shall be had for the payment of the principal of or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse shall be had under or upon any obligation, covenant or agreement of Citigold in this Deed or in any of the Notes, or because of the creation of any indebtedness represented thereby, against any shareholder, partner, officer, director, employee or controlling person of Citigold. Each holder of Notes by accepting a Note waives and releases all such liability, and such waiver and release is part of the consideration for the issuance of the Notes.

## 27. Untraceable Noteholders

Subject to applicable law and the Listing Rules, where Citigold has made reasonable efforts to locate a Noteholder but is unable to do so, and monies payable to the Noteholder have not been claimed by the Noteholder or any legal personal representative of the Noteholder for a period of 12 months after first becoming payable, those monies shall be paid by the Trustee to Citigold, if the Trustee has actual possession and control of such moneys, and shall become the property of Citigold. The Trustee is not liable to any Noteholder for any moneys paid to Citigold in

accordance with this clause.

## 28. Notices and other communications

### 28.1 Service of notices

A notice, demand, consent, approval or communication under this agreement **(Notice)** must be:

(a) in writing, in English and signed by a person duly authorised by the sender; and

(b) hand delivered or sent by prepaid post or facsimile to the recipient's address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

### 28.2 Effective on receipt

A Notice given in accordance with clause 28.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a) if hand delivered, on delivery;

(b) if sent by prepaid post, on the second Business Day after the date of posting (or on the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight business hours after the transmission, the recipient informs the sender that it has not received the entire Notice,

but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9:00am on the next Business Day.

### 28.3 Joint notice

A notice given to any one of any joint Noteholders is sufficient notice to all of those joint Noteholders.

## 29. Service of process

Without preventing any other mode of service, any document in an action (including, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 28.

## 30. Invalid or unenforceable provisions

Any provision of this Deed which is invalid or unenforceable in any jurisdiction will as to that jurisdiction only be read down or severed to the extent of that invalidity or

unenforceability provided that the remaining provisions of this Deed are properly and effectively self-sustaining and capable of separate enforcement without regard to the read down or severed provision in that jurisdiction. Such remaining provisions continue to be valid and enforceable in accordance with their terms.

**31. Applicable law**

This Deed is governed by and is to be construed in accordance with the laws of the Jurisdiction. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Jurisdiction and Courts entitled to hear appeals from these Courts. Citigold and each Noteholder waives any right they have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

**32. Initial interest payment**

Notwithstanding anything contained in the Conditions, Citigold may pay interest on a Note to a Noteholder who subscribes for Notes under the Prospectus issued by Citigold and dated 9 February 2004 at the Interest Rate (as defined in the Conditions of Issue).

**EXECUTED as a deed**

**Signed Sealed and Delivered by**

| | |
|---|---|
| **Citigold Corporation Limited ABN 30 060 397 177 in accordance with s.127 of the Corporations Act in the presence of:** ) | ---------------------------------------------<br>**Director**<br><br>---------------------------------------------<br>**Company Secretary** |

**Executed by ANZ EXECUTORS & TRUSTEE COMPANY LIMITED ABN 33 006 132 332 by its Attorneys**

**and**

**Under Power of Attorney dated 8 December 1993 a certified copy of which is filed in Dealing Number L798556E in the presence of:**

# SCHEDULE 1

## Conditions of Issue of Convertible Notes

### 1. ISSUE OF NOTES

(a) The Company may issue up to 37,500,000 Notes with an issue price of $0.40 each, to raise up to $15,000,000.00.

(b) The Notes must each be paid for in full on application.

### 2. INTEREST

(a) Interest is due on the face value of the Convertible Notes, at the Quarterly Interest Rate, in arrears for the quarterly interest periods ending on 29 March, 29 June, 29 September, and 29 December in each year they are outstanding. In respect of the first interest period for Convertible Notes, interest is calculated from the Issue Date of the relevant Convertible Notes up until 29/06/04. For the purposes of this clause:

(i) **Quarterly Interest Rate** means the greater of 12% or (12 + (Quarterly Gold Price – 550) /50)% per annum.

(ii) **Quarterly Gold Price** means the average Australian dollar gold price for the Interest Period by reference to the price for each quarterly period as advised by the Queensland Government Department of Natural Resources and Mines for calculation of royalties.

(b) Interest accrues from day to day on the basis of a 365 day year.

(c) The record dates for determining the Noteholders entitlement to interest are on 29/06/04, 29/09/04, 29/12/04, 29/03/05, 29/06/05, 29/09/04, 29/12/05, 29/03/06, 29/06/06, 29/12/06 and 29/03/07 in each year they are outstanding.

(d) The first record date for payment of interest will be 29 June 2004.

(e) Interest due must be paid on or before the eighth calendar day after the record date under clause 2(c) of this schedule or, where that date of payment falls on a day on which trading banks in the state of the home branch of ASX of the Company are closed, the next day on which those banks are open. Delivery of moneys into the post is deemed to be payment.

(f) The Company must keep on deposit in a specific purpose interest bearing bank account with a major trading bank an amount equal to the full amount of interest payable until 29 June 2005, in

respect of all Notes on issue at any time. The funds deposited are to be used to satisfy the Company's obligation to pay interest on the Notes up to and including 29 June 2005.

(g) If at any time there is a surplus in the amount of funds on deposit for the purpose of clauses 2(f) of this schedule (including through the payment of interest on the relevant bank account), the Company may withdraw that surplus and apply the funds to general working capital purposes.

## 3. REDEMPTION

Subject to clause 4 of this schedule, the Notes mature at 5:00 p.m. Eastern Standard Time on 29 March 2007.

## 4. CONVERSION OR REPAYMENT

(a) A Noteholder may convert their Notes to Ordinary Shares at any time prior to 5:00 pm Eastern Standard Time 29 March 2007 if the Company receives a duly completed Conversion Notice from the Noteholder prior to that time requesting that the Company convert the relevant Notes to Ordinary Shares.

(b) At 5:00 pm Eastern Standard Time on 29 March 2007, any Notes that are not the subject of a proper Conversion Notice under clause 4(a) of this schedule are liable to be repaid. The Nominal Amount of the Notes to which this paragraph applies falls due at 5:00 pm Eastern Standard Time on 29 March 2007 and must be paid to the Noteholder on the same day as the accrued interest due on the Redemption Date is payable under clause 2(e) of this schedule. Delivery of moneys into the post is deemed to be payment.

(c) In respect of the Notes converted under clause 4(a) of this schedule, the Company must issue the Ordinary Shares and holding statements, within 15 Business Days of the Redemption Date or any shorter period required by the Listing Rules.

(d) The Company must give notice of the time for conversion and any other applicable details under and in accordance with Appendix 6A item 6 of the Listing Rules.

## 5. RATE OF CONVERSION

(a) Subject to clause 9 of this schedule, on conversion of Notes under clause 4(a) of this schedule, the Company must issue a number of Ordinary Shares in accordance with the following formula:

**NOS = NON x CR**

where:

NOS means the number of Ordinary Shares to which the Noteholder is entitled;

NON means the number of Notes held by the relevant Noteholder immediately prior to conversion; and

CR means the conversion rate at which Notes convert into Ordinary Shares which on the date of this deed is 1.00 subject to adjustment under clause 9 (such rate is to be expressed as a decimal to two decimal places).

(b) Ordinary Shares issued on conversion of Notes rank equally with other Ordinary Shares in the Company then on issue.

## 6. BUY BACK

(a) The Company may in its discretion at any time and from time to time, buy back any Notes whether through on market purchases of Notes traded on ASX or by private treaty with Noteholders.

(b) Buyback of any Notes under clause 6(a) of this schedule does not entitle any other Noteholder to demand or require the buyback of its Notes.

## 7. CANCELLATION OF NOTES

The Company must promptly cancel all Notes which are:

(a) converted to Shares;

(b) repaid under clause 4(b) of this schedule; or

(c) bought-back under clause 6 of this schedule.

## 8. REPAYMENT OF MONEYS OWING

The Company must repay or pay the Moneys Owing:

(a) if the Moneys Owing become due and payable In accordance with the provisions relating to Default; or

(b) on maturity (to the extent not converted into Ordinary Shares) in accordance with clause 4(b) of this schedule.

## 9. PARTICIPATION AND ADJUSTMENT RIGHTS

(a) Noteholders do not have any rights to a change in the conversion rate under clause 5(a) of this schedule, except in the circumstances set out in this clause 9.

(b) The conversion rate under clause 5(a) of this schedule or that conversion rate adjusted by a prior application(s) of this clause 9(b), is to be adjusted if the Company makes a Bonus Issue as follows:

(i) subject to paragraph (ii), if the Company makes a Bonus Issue of Ordinary Shares to holders of Ordinary Shares generally, the conversion rate is to be adjusted in accordance with the following formula:

$$CA = CB \times \frac{[IOS + BOS]}{(IOS)}$$

where:

**CA** means the conversion rate (CR) at which Notes are to convert into Ordinary Shares under clause 5(a) of this schedule applying immediately after the application of this formula (such rate to be expressed to two decimal places);

**CB** means the conversion rate (CR) at which Notes convert into Ordinary Shares under clause 5(a) of this schedule applying immediately prior to the application Of this formula (such rate to be expressed to two decimal places);

**BOS** means the number of Ordinary Shares issued pursuant to the Bonus Issue; and

**IOS** means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the Bonus Issue; and

(ii) paragraph (i) does not apply to Ordinary Shares issued as part of an employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan.

(c) If the Company reorganises its capital in any way while any Notes are on issue, in respect of those Notes, the number of Ordinary Shares to be issued on conversion will be reorganised in accordance with the Listing Rules so that the Noteholders will not receive a benefit that the holders of Ordinary Shares do not

receive and vice versa. This clause does not prevent a rounding up of the number of Ordinary shares to be received on conversion of the Notes if the rounding up is approved by the holders of Ordinary Shares at a meeting which approves the reorganisation.

(d) Subject to clause 9(e) of this schedule, if the Company makes any pro-rata offer or invitation of securities to the holders of Ordinary Shares while any Notes remain outstanding and capable of conversion, the Company will procure that the same offer or invitation is extended to each Noteholder (without first having to convert Notes to Ordinary Shares) that the Noteholder would have received if immediately before the date of entitlement to the offer or invitation, the Noteholder had converted all its Notes to Ordinary Shares.

(e) Clause 9(d) of this schedule does not apply to an offer of securities which are issued in lieu of distributions or by way of a dividend reinvestment plan or under a scheme for the benefit of employees of the Company or its subsidiaries or under a share purchase plan or under a bonus issue.

(f) The Notes do not confer a right to vote at or attend general meetings of the Company.

(g) Noteholders are not entitled to participate in dividends of the Company unless:

  (i) the Notes are converted into Ordinary Shares; and

  (ii) the record date for the dividend is after the date that the Notes are due to be converted.

## 10. ASX LISTING

The Company must apply to ASX for official quotation of:

(a) the Notes; and

(b) all Ordinary Shares issued on conversion of the Notes,

no later than 7 Business Days after issue of the Prospectus.

## 11. JOINT HOLDERS

(a) Two or more persons hold a Note as joint tenants.

(b) Subject to the Corporations Act and the Listing Rules, the Company need not register more than 3 persons as joint holders of a Note.

## 12. TRUSTS NOT RECOGNISED

Except as required by law, the Company need not recognise:

(a) that a person holds a Note on trust; or

(b) any interest in a Note except the registered holder's absolute ownership of the whole Note.

## 13. CERTIFICATES AND CHESS STATEMENTS

(a) When the Company registers Notes to a Noteholder, the Company must issue to the Noteholder, without charge, in the discretion of the Directors one or more of the following:

(i) one or more certificates for those Notes;

(ii) holding statement required by the rules of CHESS; or

(iii) any other document that confirms ownership of the Notes as the Directors decide.

(b) If the Corporations Act and the Listing Rules permit, the Company:

(i) need not issue a certificate for the Notes: and

(ii) may cancel a certificate and not issue a replacement.

(c) The Company must comply with the Corporations Act, the Listing Rules and SCH Business Rules in issuing those certificates, holding statements or other documents.

(d) If required to issue a certificate, the Company need issue only one certificate for Notes registered in more than one name. The Company must deliver that certificate to anyone of the registered holders.

(e) Subject to the Corporations Act, the Listing Rules and SCH Business Rules the Company must Issue a replacement certificate for a defaced, worn out, lost or destroyed certificate.

## 14. PAYMENTS

(a) The Company or the Trustee (as the case may be) may pay any amounts in respect of a Note:

(i) by crediting a financial institution account authorised by the Noteholder,

(ii) or by cheque posted to

A. the address of the holder of the Note shown in the Register;

B. if joint holders, to the address shown in the Register of the holder named first in the Register of Noteholders; or

C. to any other address which the holder or joint holders direct in writing.

(b) A cheque may be made payable to the order of the Noteholder or any other person the Noteholder directs.

(c) Any joint holder of a Note may give an effective receipt for the amounts paid in respect of the Note.

## 15. INSTRUMENTS OF TRANSFER

(a) Subject to these Conditions of Issue, a Noteholder may transfer a Note:

(i) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(ii) in any other case, by an instrument of transfer in any common form or other form approved by the Board; or

(iii) by any other method of transferring Notes recognised by the Corporations Act and ASX and approved by the Board.

## 16. REGISTRATION

(a) If a CHESS Approved Security is transferred, the Company must comply with the CHESS Rules.

(b) if an instrument of transfer is used, it must be:

(i) executed by or for both the transferor and the transferee (unless it is a sufficient transfer of marketable securities);

(ii) stamped (if required); and

(iii) delivered to the Company's registered office, together with any evidence the Directors require to prove:

A. the title of the transferor;
B. the transferor's right to transfer the Notes; and
C. the proper execution of the instrument of transfer.

## 17. EFFECT OF TRANSFER

Subject to the CHESS Rules, a transferor of Notes remains the holder of the Notes until the transfer is registered and the name of the transferee is entered in the register of Noteholders as the owner of the Notes.

## 18. NO CHARGE

The Company must not charge a fee to register a transfer.

## 19. REFUSAL TO REGISTER TRANSFER

(a) The Company must not prevent delay or interfere with the generation of a proper SCH transfer or the registration of a paper-based transfer in registrable form. However, the Company may ask SCH to apply a holding lock to prevent a proper SCH transfer, or refuse to register a paper-based transfer, where permitted by the Corporations Act or the Listing Rules. The Company must do so if the Corporations Act or the Listing Rules so require.

(b) The Directors must give notice of any refusal to the Noteholder and any broker lodging the transfer. The notice must set out the reason for the refusal. Failure to do so does not invalidate the decision of the Directors.

## 20. SUSPENSION OF REGISTRATION

Subject to the Corporations Act and the Listing Rules, the Directors may suspend registration of transfers of Notes in the Company at the times and for the periods they decide. The periods of suspension must not exceed 15 days in any calendar year.

## 21. INSTRUMENT OF TRANSFER RETENTION

(a) The Company may keep an instrument of transfer after registration.

(b) If demand is made within 12 months after the Company gives notice of a refusal to register and there is no allegation of fraud, the Company must return the instrument of transfer to the depositor.

## 22. NOTEHOLDER DEATH

(a) If a Noteholder (other than a joint Noteholder) dies, the Company must recognise only the personal representative of the deceased Noteholder as being entitled to the deceased Note holder's Notes.

(b) If a Noteholder who owns Notes jointly dies, the Company must recognise only the survivor as being entitled to the deceased Note holder's interest in the Notes.

## 23. TRANSMISSION

(a) If a person is entitled to Notes because of a Transmission Event and gives the Board the information they reasonably require to establish the person's entitlement:

(i) the person may:

A. by giving notice to the Company, elect to be registered as the holder of the Notes; or

B. by giving a completed instrument of transfer to the Company, transfer the Notes to another person; and

(ii) the person is entitled, whether or not registered as the holder of the Notes, to the same rights as tile Noteholder in respect of which the transmission event occurred.

(b) On receiving a notice under clause 23.1 (a) of this schedule, the Company must register the person as the holder of the Notes.

(c) A transfer under clause 23.1(b) of this schedule is subject to the same rules (for example, about entitlement to transfer and registration of transfers) as apply to transfers generally.

## 24. INTERPRETATION

Terms and expressions given a defined meaning in the Trust Deed to which these Conditions of Issue relate, have the same meaning in these Conditions of Issue as in the Trust Deed.

## SCHEDULE 2 - MEETINGS OF NOTEHOLDERS PROVISIONS

### 1. MEETING CALLED BY TRUSTEE OR COMPANY

(a) The Company may call a meeting of Noteholders, to be held on any date and at any time and place the Trustee approves.

(b) Before calling a meeting, the Trustee or the Company must give notice to the other about the place, date and time for the meeting and the general nature of the business to be transacted at the meeting. If the Company calls the meeting to remove the Trustee and appoint a new trustee in its place, the notice must be given to the Trustee at least 7 days before notices calling the meeting are sent to Noteholders.

(c) The omission by the Trustee or the Company to give notice to the other under this cause will invalidate the proceedings, unless that other party waives the omission.

### 2. MEETINGS

(a) On request in writing of the Noteholders representing not less than 10% of the Principal Amount of all Notes, the Company must call a meeting of Noteholders by giving notice to the Trustee and each Noteholder at the Noteholder's address specified in the Note Register:

(i) to consider the financial statements that were laid before the last preceding annual general meeting of the Company; or

(ii) to give to the Trustee directions in relation to the exercise of the Trustee's powers.

(b) The Trustee may call a meeting:

(i) in the circumstances permitted by section 283EB of the Corporations Act; and

(ii) if requisitioned in accordance with the above clause 2(a).

### 3. NOTICE

(a) At least such number of days' notice must be given to the Noteholders of a meeting as must be given by the Company from time to time under the Corporations Act in respect of meetings of holders of Ordinary Shares (and if there is any difference in the period for special resolutions and ordinary

resolutions at any time, then Special Resolutions will have the same notice period as special resolutions and all other resolutions will have the same notice period as ordinary resolutions). The period of notice is to be calculated exclusive of the date of deemed service.

(b) A notice of a Noteholders' meeting must:

(i) be given to the Trustee, the Auditor and each Noteholder whose names are entered on the Register in the manner prescribed by section 283EA(3) of the Corporations Act;

(ii) set out the date, place and time for the meeting;

(iii) state the general nature of the meeting's business;

(iv) if a resolution is to be proposed at the meeting, set out an intention to propose the resolution and state the resolution; and

(v) comply with the applicable content requirements (if any) of the Corporations Act and the Listing Rules in respect of the business of the meeting.

(c) Non-receipt of notice of a meeting, or failure to give proper notice of a meeting to a person entitled to receive it, does not invalidate anything done at the meeting if:

(i) the failure was accidental;

(ii) the person gives notice to the convenor that the person waives proper notice or agrees to the thing done at the meeting; or

(iii) the person attends the meeting and:

A. does not object at the start of the meeting to the holding of the meeting; or

B. if the notice omitted an item of business, does not object to the consideration of the business when it is presented to the meeting.

## 4. QUORUM

(a) A quorum is formed by holders of at least 5% of the Principal Amount at the date of the meeting.

(b) In determining whether a quorum is present, the chairman of the meeting must count Noteholders, proxies, attorneys, body corporate representatives and any other persons entitled to vote.

(c) The quorum must be present at the commencement of the meeting

(d) If a quorum is not present within 15 minutes after the time appointed for the meeting:

(i) if the meeting was called on the requisition of Noteholders, the meeting is dissolved; and

(ii) any other meeting is adjourned to any day, time and place the Trustee decides.

(e) If a quorum is not present within 15 minutes after the time appointed for an adjourned meeting, the meeting is dissolved.

## 5. CHAIRMAN

(a) A person nominated in writing by the Trustee is entitled to chair all meetings of Noteholders.

(b) If there is no nominee of the Trustee, or if the nominee is not present within 10 minutes after the time appointed for the meeting or is unable or unwilling to act, the Noteholders present may elect a person to chair the meeting.

## 6. REGULATION OF MEETINGS

The chairman may regulate the meeting of Noteholders in any way consistent with this schedule.

## 7. ADJOURNMENT

(a) The chairman may adjourn a meeting of Noteholders to any place. date and time.

(b) The chairman must adjourn a meeting of Noteholders, if the Noteholders present with a majority of votes at the meeting agree or direct the chairman to do so.

(c) New notice of the resumed meeting must be given if the meeting is adjourned for more than a month.

(d) Only unfinished business is to be transacted at a meeting resumed after an adjournment.

## 8. NOTEHOLDERS DECISION MAKING

(a) A meeting of Noteholders makes a decision by passing a resolution

(b) Unless this deed requires a Special Resolution, a resolution is passed if more than 50% of the votes cast by the Noteholders entitled to vote and voting are in favour of the resolution.

(c) A Special Resolution is passed if:

(i) the notice of the meeting sets out an intention to propose the Special Resolution and states the resolution; and

(ii) it is passed by at least 75% of the votes cast by Noteholders entitled to vote and voting on the resolution.

## 9. VOTING

(a) Unless a poll is properly requested, a resolution put to the vote at a meeting of Noteholders must be decided on a show of hands.

(b) If a poll is properly requested, the result of the poll is the resolution of the meeting.

(c) A declaration by the chairman that a resolution is passed, or passed by a particular majority, or lost, and an entry to that effect in the minutes, are sufficient evidence of that fact, unless proved incorrect.

## 10. POLLS

(a) A poll may be requested on any resolution.

(b) A poll may be requested by:

(i) the Trustee;

(ii) the Company;

(iii) one or more Noteholders, present in person or by proxy, attorney or body corporate representative, holding at least 10% of the Principal Amount at that time; or

(iv) the chairman of the meeting.

(c) The poll may be requested:

(i) before a vote is taken;

(ii) before the voting results on a show of hands are declared; or

(iii) immediately after the voting results on a show of hands are declared.

(d) A request for a poll may be withdrawn.

(e) A poll requested on a matter, other than the election of a chairman or the question of an adjournment, must be taken when and how the chairman directs.

(f) A poll on the election of a chairman or the question of an adjournment, must be taken immediately.

(g) A request for a poll does not prevent the meeting dealing with other business pending the holding of the poll.

---

## 11. VOTING RIGHTS

(a) At a meeting of Noteholders:

(i) on a show of hands, each Noteholder present (in person, by proxy, attorney or body corporate representative) has one vote; and

(ii) on a poll, each Noteholder present (in person, by proxy, attorney or body corporate representative) has one vote for each Note of which the Noteholder is the registered holder.

(b) The chairman has a casting vote, if the chairman has a personal deliberative vote. Otherwise the chairman does not have a casting vote. If there is an equality of votes and the chairman does not have a casting vote, the resolution is deemed lost

(c) If a Note is held jointly and more than one Noteholder votes the Note, only the vote of the Noteholder whose name appears first in the register of Noteholders counts.

(d) The parent or guardian of an infant Noteholder may vote that infant's Note, if the parent or guardian satisfies the Trustee of the relationship or appointment before the meeting. If the infant's parent or guardian votes the Note, the infant Noteholder must not vote.

(e) A person may vote a Note if:

(i) the person is entitled to be registered as the holder of the Note because of a Transmission Event; and

(ii) the person satisfies the Trustee of that entitlement before the meeting.

## 12. CHALLENGING VOTES

(a) A challenge to a right to vote at a meeting of Noteholders may only be made:

(i) before the meeting, to the Trustee; or

(ii) at the meeting, to the chairman of the meeting.

(b) The challenge must be decided by the Trustee or the chairman (as the case may be). The Trustee's decision or the chairman's decision is final.

## 13. PROXIES, ATTORNEYS AND REPRESENTATIVES

(a) A Noteholder, who is entitled to vote at a meeting of Noteholders, may vote on a show of hands and on a poll:

(i) personally;

(ii) by proxy

(iii) by attorney; or

(iv) if a body corporate, by its body corporate representative, or by proxy or attorney.

(b) A proxy, attorney or body corporate representative need not be a Noteholder.

(c) A Noteholder may appoint a proxy, attorney or body corporate representative for all or for particular meetings of Noteholders.

(d) An appointment of an attorney or body corporate representative must be in a form approved by the Trustee.

(e) An appointment of a proxy is valid if it is signed by the Noteholder making the appointment and it contains the following information:

(i) the Noteholders name and address;

(ii) the Company's name;

(iii) the proxy's name or the name of the office held by the proxy; and

(iv) the meetings at which the appointment may be used.

(f) The Trustee may decide to accept a proxy even if it contains only some of that information.

(g) Unless otherwise specified in the appointment, the proxy, attorney or body corporate representative may:

(i) agree to snort notice for the meeting;

(ii) even if the appointment directs how to vote on a particular resolution:

A. vote on an amendment to the particular resolution, a motion not to put the particular resolution or any similar motion; and

B. vote on a procedural motion, including a motion to eject the chairman, to vacate the chair or adjourn the meeting:

(iii) speak at the meeting;

(iv) vote (but only to the extent allowed by the appointment); and

(v) demand or join in a demand for a poll.

(h) If a person represents 2 or more Noteholders, that person has only one vote on a show of hands.

(i) A later appointment of a proxy, attorney or body corporate representative revokes an earlier one if both appointments could not be validly exercised at the meeting.

(j) An appointment may specify the way a proxy, attorney or body corporate representative is to vote on a particular resolution. A proxy may vote only as directed.

(k) An appointment of a proxy is effective only if the Trustee receives the appointment (and any authority under which the appointment was signed or certified copy of the authority) at its registered office at least 48 hours before the meeting or resumed meeting, unless the Trustee decides to reduce that time. These requirements also apply to an appointment of an attorney.

(l) Unless the Trustee receives written notice of the matter before the start or resumption of a meeting, a vote by a proxy, attorney or body corporate representative is valid even if:

(i) there is a Transmission Event in respect of the Noteholder;

(ii) the appointment of the proxy, attorney or body corporate representative is revoked;

(iii) the Noteholder revokes the authority under which the proxy was appointed by a third party; or

(iv) the Noteholder has an external administrator appointed:

(m) A vote by a proxy or attorney is valid even if the Noteholder transfers the Note for which the appointment was given, if the transfer is not registered at the time of the meeting.

(n) A proxy or attorney may take part in a meeting of Noteholders even if the appointor is present. However, if the appointor votes on a resolution, the proxy or attorney must not vote.

## 14. RIGHT TO ATTEND AND SPEAK

The directors, officers, lawyers and auditors of the Company and of the Trustee, or any person authorised by the Company or the Trustee, may attend and speak at any meeting of Noteholders.

## 15. NOTEHOLDER POWERS

(a) Without limiting the powers under the trust deed to which these Meetings of Noteholders Provisions relate, Noteholders may by Special Resolution:

(i) approve any release, modification, waiver, compromise or arrangement of any right of the Noteholders against the Company under the trust deed and the Conditions of Issue to which these Meetings of Noteholder Provisions relate;

(ii) approve but not require (except as provided in the trust deed or Conditions of Issue to which these Meetings of Noteholder provisions relate) the Company to repay the principal in respect of Notes before maturity;

(iii) remove or appoint any Trustee;

(iv) authorise the Trustee to alter or add to the trust deed or Conditions of Issue to which these Meetings of Noteholder Provisions relate and ratify and adopt any alteration or addition to that deed or the Conditions of Issue;

(v) approve, assent, release or waive any breach by the Company of the trust deed or Conditions of Issue to which these Meetings of Noteholder Provisions relate, with or without conditions;

(vi) release the Trustee in respect of any act or omission by the Trustee;

(vii) approve any scheme of arrangement or reconstruction of the Company or for the amalgamation or merger of the Company with another company or corporation; and

(viii) give any consent, authority, direction or request of Noteholders which the Trust Deed or Conditions of Issue to which these Meetings of Noteholders Provisions relate, requires to be given by Special Resolution.

## 16. NOTEHOLDER MEETINGS

(a) The chairman must cause to be taken minutes of meetings of Noteholders.

(b) Subject to clause 16(c) a minute of a meeting, signed by the chairman of that meeting or the next meeting, is sufficient evidence of the proceedings at that meeting unless proved incorrect.

(c) If Noteholders representing 90% of the Principal Amount at any time, have signed a document containing a statement that they are in favour of resolution or a Special Resolution or in the terms set out in the document, a resolution or Special Resolution (as the case may be) will be deemed to have been passed at a duly convened meeting of Noteholders. The resolution or Special Resolution (as applicable) will be deemed passed on the day and at the time at which the document was last signed by a Noteholder and the document will be deemed to constitute a minute of a meeting at which the relevant resolution was deemed passed.

## 17. INTERPRETATION

Terms and expressions given a defined meaning in the Trust Deed to which these Meetings of Noteholders provisions relate have the same meaning in these Meetings of Noteholders provisions as in the Trust Deed.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | NOT APPLICABLE |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | | |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | | |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☒ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☒ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders SEE ANNEXURE A attached to this APPENDIX 3B

36 ☒ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over SEE ANNEXURE A attached to this APPENDIX 3B

37 ☒ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | Initial quotation of 3,182,500 (Three million one hundred and eighty two thousand five hundred) convertible notes. |
| 39 | Class of +securities for which quotation is sought | Convertible Notes |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | No<br><br>Ordinary shares issued on conversion of Convertible Notes will rank equally in all respects with existing ordinary shares. |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | To enable trading of listed convertible notes and to commence interest calculation period for applicants to date. |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| 416,172,412 | Ordinary shares |
| 3,182,500 | Convertible Notes |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

**Fees**

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 2 April 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

# ANNEXURE A

**20 Largest holders of Convertible Notes**

| First Name | Last Name | Notes | Percentage |
|---|---|---|---|
| Ainsle Burke | Reddin | 500,000 | 16.35% |
| James Read | Leitch | 187,500 | 6.13% |
| Dorothy Anne | Wentworth | 125,000 | 4.09% |
| Cassandra Holmes | Bartolomei | 125,000 | 4.09% |
| Rosalie Elizabeth | Hannink | 125,000 | 4.09% |
| Carolyn | Dow | 100,000 | 3.27% |
| Graham | Dow | 100,000 | 3.27% |
| Nigel | Graham-Smith | 100,000 | 3.27% |
| | Lewis Securities Ltd | 100,000 | 3.27% |
| Alfalasi | Mohammed Matar Mohammed | 100,000 | 3.27% |
| Anthony George | Stenhouse | 87,500 | 2.86% |
| Verner | Teasdale | 62,500 | 2.04% |
| Robert & Glenda | Bramley | 62,500 | 2.04% |
| Yvonne | Gosselink | 50,000 | 1.64% |
| | Felan's Fisheries (Importers)P/L | 50,000 | 1.64% |
| William | Kennedy | 50,000 | 1.64% |
| Jeffrey Gordon | Stack | 50,000 | 1.64% |
| Graham & Fiona | Holland & Handicott | 37,500 | 1.23% |
| Anthony George | Stenhouse | 37,500 | 1.23% |
| Gregory Francis & Marjorie | Butler | 37,500 | 1.23% |
| | | 2,087,500 | 68.27% |

**Distribution Schedule**

| Number Held Convertible Notes | No. of noteholders |
|---|---|
| 1 - 1 000 | 0 |
| 1 001 - 5 000 | 15 |
| 5 001 - 10 000 | 27 |
| 10 001 - 100 000 | 57 |
| 100 001 - and over | 5 |
| | **104** |

# TRUST DEED

# FOR

# CONVERTIBLE NOTES

**CITIGOLD CORPORATION LIMITED**
**("Citigold")**

**ANZ EXECUTORS & TRUSTEE COMPANY LIMITED**
**("Trustee")**

## Table of Contents

Schedule 1 – Conditions of issue of Convertible Notes



Schedule 2 – Meetings of Noteholders Provisions

**Date** 11th February 2004

**Parties**

**Citigold Corporation Ltd** ABN 30 060 397 177
of Suite 5A, 19 Lang Parade, Milton QLD 4064 ("**Citigold**")

**AND**

**ANZ Executors & Trustee Company Limited** ABN 33 006 132 332 of 21/530 Collins Street, Melbourne VIC 3000 (“**Trustee**”)

**Recitals**

**A.** Citigold proposes to make offers of the Notes to raise up to $15,000,000.

**B.** The Notes are to be issued on the terms set out in this Trust Deed.

**C.** The Trustee has agreed, on the terms and conditions contained in this Deed, to act as trustee of this Deed for the benefit of the holders for the time being of the Notes.

## 1. Defined Terms & Interpretation

### 1.1 Defined terms

In this document:

**Allotment Statement** means in relation to Notes a document in a form approved by Citigold specifying the person or persons to whom the Notes are allotted (which is merely a record of allotment and is not evidence of title or ownership of the Notes).

**Business Day** means

(a) for receiving a notice under clause 28, a day that is not a Saturday, Sunday, public holiday or bank holiday in the place where the notice sent; and

(b) for all other purposes, a day that is not a Saturday, Sunday, bank holiday or public holiday in Queensland, Australia.

**ASIC** means the Australian Securities & Investments Commission.

**ASX** means Australian Stock Exchange Limited.

**Company** or **Citigold** means Citigold Corporation Limited ABN 30 060 397 177.

**Conditions of Issue** means the conditions set out in Schedule 1 and any other conditions, as the case may be, under which Notes are issued from time to time under this Deed.

**Conversion Notice** means a notice from a Noteholder that it requires the Company to convert the number of Notes specified in the notice into Ordinary Shares in such a form as the Board may from time to time approve.

**Corporations Act** means the Corporations Act 2001 (Cth).

**Directors** mean the directors of the Company.

**Default Notice** means a notice in writing issued by the Trustee to the Company under clause 12.2.

**Event of Default** means any of the events listed in clause 12.1.

**Expert** means any appropriately qualified barrister, solicitor, accountant or other expert appointed by Citigold, the identity of which is approved by the Trustee (such approval not to be unreasonably withheld or delayed).

**Governmental Agency** means a government or a governmental, semi-governmental, administrative, fiscal or judicial body, department, commission, authority, tribunal, agency or entity.

**GST** has the meaning given in the A New Tax System (Goods and Services Tax) Act 1999 (Cth) as amended from time to time.

**Interest Rate** means 12% per annum.

**Issue Date** means the date on which the Company issues the Notes.

**Issue Price** means in relation to a Note, $0.50.

**Jurisdiction** means the State of Queensland.

**Listing Rules** means the listing rules of ASX.

**Meeting Provisions** means the provisions for the Noteholder meetings contained in Schedule 2.

**Moneys Owing** means the Principal Amount, interest and all other moneys payable in respect of the Notes from time to time under this Deed and the Conditions of the Issue.

**Note** means an unsecured redeemable note convertible into a fully paid Ordinary Share and issued in accordance with the provisions of the Trust Deed.

**Note Statement** means a statement in respect of Notes.

**Noteholder** means the holder of a Note as recorded in the Note Register.

**Note Register** means the register of Noteholders and, where appropriate, includes:

(a) a sub-register conducted by or for the Company pursuant to the Corporations Act, Listing Rules or SCH Business Rules; and

(b) any branch register.

**Officer's Certificate** means a certificate signed by a director of Citigold.

**Ordinary Share** means a fully paid ordinary share in the capital of the Company.

**Principal Amount** in relation to a Note means the Redemption Amount.

**Prospectus** means the prospectus in respect of the Notes to be lodged by Citigold with ASIC.

**Redemption Amount** means the Issue Price.

**Redemption Date** means 29 March 2007 for those Notes which have not been converted or redeemed prior to that date.

**Related Body Corporate** has the meaning given to that term under section 9 of the Corporations Act.

**Resolution of the Noteholders** means a resolution passed at a meeting duly called held (or by postal ballot) in accordance with the provisions contained in Schedule 2 and:

(a) carried by a majority consisting of greater than 50% of the persons voting at the meeting on a show of hands;

(b) if a poll is duly demanded then by a majority consisting of the holders of Notes representing greater than 50% of the Principal Amount of the Notes held by the holders of Notes who are present at the meeting in person, by attorney, by proxy or by representative; or

(c) if the meeting is by postal ballot, by a majority consisting of the holders of Notes representing greater than 50% of the Principal Amount of all of the Notes.

**SCH Business Rules** means the operating rules of ASTC, currently known as the SCH Business Rules, as amended or replaced from time to time.

**Special Resolution** means a resolution passed on a poll at a meeting duly called and convened in accordance with the Meeting Provisions by a majority consisting of Noteholders representing greater than 75% of the Principal Amount of all Notes.

**Transmission Event** means

(a) if the Noteholder is an individual - death, bankruptcy, becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law relating to mental health; or

(b) if the Noteholder is a body corporate - the winding up or the registration of the Noteholder or the succession by another body corporate to the assets and liabilities of the Noteholder;

**Trust Deed** or **Deed** includes this Deed, the schedules attached to this Deed, and any document or documents supplemental to the Deed.

**Trust** means the Citigold Corporation Convertible Notes Trust established under this Deed.

**Trustee** means ANZ Executors & Trustee Company Limited or any successor in its capacity as trustee for the Noteholders under this Deed.

**Trustee Company** means a body corporate eligible under section 283AC of the Corporations Act.

**Trustee Related Company** means a Related Body Corporate of the Trustee.

## 1.2 Interpretation

Unless expressed to the contrary:

(a) the singular includes the plural and vice versa;

(b) words imprinting a gender include the other genders;

(c) where an expression is defined anywhere in this document another part of speech or grammatical form of that expression has a corresponding meaning;

(d) headings and boldings are for convenience only and do not affect the interpretation of this document;

(e) a reference to a clause, part of a clause, schedule or annexure is a reference to that clause or part of a clause of or schedule or annexure to this Deed;

(f) a reference to this 'Deed' includes its recital, schedules and any annexures as it may from time to time be amended and except to the extent that the context clearly otherwise indicates includes all supplemental or collateral deeds whether or not they are expressly incorporated in such reference;

(g) a reference to a party is a reference to a party to this Deed;

(h) a reference to a party to this Deed includes that party's successors and permitted assigns;

(i) a reference to a document or agreement, including this Deed, includes a reference to that document or agreement as novated, altered or replaced from time to time and, in the case of this Deed, to any supplemental or collateral document to this Deed;

(j) a reference to 'dollar', '$', '$A', or 'A$' is a reference to Australian currency;

(k) a reference to a specific time for the performance of an obligation is a reference to that time in the State or Territory where the obligation is to be performed;

(l) a reference to a group of persons is a reference to all of them collectively, to any 2 or more of them collectively and to each of them individually; and

(m) the meaning of general words is not limited by examples introduced by including, for example or similar expressions.

**1.3 References to statutory provisions**

A reference to statute or statutory provisions includes but is not limited to:

(a) a statute or statutory which amends, extends, consolidates or replaces the statue or statutory provision;

(b) a statute or statutory provision which has been amended, extended, consolidated or replaced by the statute or statutory provision; and

(c) subordinate legislation made under the statute or statutory provision including but not limited to an order, regulation, or instrument.

**1.4 Inconsistency with Listing Rules**

This Deed is to be interpreted subject to the Listing Rules and the SCH business rules and accordingly if Citigold is admitted to the official list of ASX, the following clauses apply;

(a) notwithstanding anything contained in this Deed, if the Listing Rules prohibit an act being done, the act shall not be done;

(b) nothing contained in this Deed prevents and act being done that the Listing Rules require to be done;

(c) if the Listing Rules require and act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be);

(d) if the Listing Rules require this Deed to contain a provision and it does not contain such a provision, this deed is deemed to contain that provision;

(e) if the Listing Rules require this Deed not to contain a provision and it contains such a provision, this Deed is deemed not to contain that provision;

(f) if any provision of this Deed is or becomes inconsistent with the Listing Rules, this Deed is deemed not to contain that provision to the extent of the inconsistency.

The obligations imposed by this clause are additional to those imposed by any other clause of this Deed.

**1.5 Place of Actions**

Despite any provision of this Deed or the Conditions of Issue or both:

(a) any matter or thing done or to be done by Citigold under this Deed or the Conditions of Issue or both (whether the exercise of a power or discretion, the performance of a function, the observance or performance of a covenant, liability or obligation, or otherwise) must be done by or on behalf of Citigold in the Jurisdiction;

(b) any matter or thing done or to be done by the Trustee under this Deed or the Conditions of Issue or both (whether the exercise of a power or discretion, the performance of a function, the observance or performance of a covenant, liability or obligation, or otherwise) must be done by or on behalf of the Trustee in the Jurisdiction;

(c) no matter or thing done or to be done by Citigold or the Trustee (or either of them) under this Deed or the Conditions of Issue (or both) which is in fact done by or on behalf of (including anything done by a Trustee Related Company on behalf of, or as agent of the Trustee) Citigold or the Trustee (or either of them) in Australia but out of the Jurisdiction will by reason solely of that fact, be invalid, ineffective, void or voidable at the option of any person; and

(d) where in this Deed provision is made for or reference is made to the production, surrender, lodgement or delivery of instruments of transfer or transmission of Notes or other documents or the giving of notice in each case by Noteholders to Citigold, the same will be deemed not to have been produced, surrendered, lodged, delivered or given to Citigold by any Noteholder unless an until it is actually received by the Trustee, on behalf of Citigold, at the Trustee's office in the Jurisdiction or such other place as Citigold and the Trustee may reasonably nominate for the purpose of this clause.

## 2. Issue

**2.1** Citigold may:

(a) issue Notes to any person on the terms of this Deed and the Conditions of Issue by registering the subscriber as the Noteholder of the Notes; and

(b) designate Notes issued at different times (whether or not on the Conditions of Issue set out in Schedule 1) as different series or as part of a series already on issue.

**2.2** Entitlement to a Note is determined by inscription in the Note Register and on such inscription, a Note will be deemed to be issued.

**2.3** Noteholders are deemed to have notice of and be bound by this Deed and the Conditions of Issue and this Deed and the Conditions of Issue are binding on Citigold and the Trustee.

**2.4** Citigold may issue, to any person who is issued a note, an Allotment Statement. The Conditions of Issue are deemed to be included or endorsed on the Allotment Statement (if any) without the need for any mention or words of incorporation.

## 3. Covenant to pay

Citigold covenants to pay to the Trustee on behalf of Noteholders the Moneys Owing from time to time as and when due, in accordance with the Conditions of Issue, provided that Citigold covenants to pay such amounts directly to the Noteholders if directed to do so by the Trustee or as otherwise required in this Deed.

## 4. Trustee

The Trustee is appointed as the trustee for the Noteholders. The Trustee agrees to hold in trust for the benefit of Noteholders;

(a) the right to enforce Citigold's duty to pay the Moneys Owing on the Notes on the due date for payment and to repay the Principal Amount on each Note in accordance with the Conditions of Issue;

(b) any charge or security for repayment (if applicable); and

(c) the right to enforce any other duties that Citigold has under the terms of the Notes or the provisions of this Deed, the Conditions of Issue or Chapter 2L of the Corporations Act,

and to act in the interests and for the benefit of Noteholders on the terms contained in this Deed and the relevant Conditions of Issue.

## 5. Duration

The Trust commences on the date of this Deed and terminates on the earliest to occur of:

(a) the date immediately following:

(i) conversion or buying back of all of the Notes; and
(ii) payment or repayment of all Moneys Owing; or

(b) the date which is the eightieth anniversary less one day after the date of this Deed; and

(c) will be known as the 'Citigold Corporation Convertible Notes Trust'.

## 6. Cleared Funds

If:

(a) Citigold is for any reason obliged to repay any money paid as consideration for a Note to be issued other than on the due date for payment; or

(b) Citigold has issued a Note against the receipt of uncleared funds and does not receive value for those funds;

then:

(i) the payment will be taken not to have been made;
(ii) the Note will be void from the time of issue;
(iii) the Note issued to that person shall be cancelled; and
(iv) Citigold shall ensure that the Note Register is amended to reflect such cancellation.

**7. Payment of commission, brokerage etc.**

Citigold may pay a commission, procuration fee, brokerage or any other fees to any person for subscribing or underwriting the subscription of or obtaining subscription for the Notes.

**8. Purchase and cancellation of Notes**

**8.1 Purchase of Notes**

Citigold may at any time and from time to time purchase (on market or by private treaty) any of the issued Notes.

**8.2 Cancellation of Notes**

All Notes purchased in accordance with this clause may be pre-paid, cancelled or resold at the option of Citigold subject to compliance with all legal and regulatory requirements.

**9. Representations and warranties**

Citigold makes the following representations and warranties for the benefit of the Trustee and the Noteholders:

(a) **(registration)** it is properly registered and validly exists:

(b) **(power)** it has the power and the right to enter into an d exercise its rights and perform its obligations under this Deed and the Notes;

(c) **(corporate authorisation)** it has taken the necessary corporate action to authorise its entry into and performance of this Deed as well as each transaction contemplated by each this Deed including the Conditions;

(d) **(binding)** this Deed (subject to its stamping and registration, where applicable) is valid, binding and enforceable against it in accordance with its terms; and

(e) **(Authorisations obtained)** each Authorisation which is necessary for the execution, delivery or performance by it, or the validity or enforceability, of this Deed including the Conditions has been obtained and is in full force and effect.

## 10. Covenants by Citigold

**10.1** Citigold covenants with the Trustee that it will:

(a) carry on and conduct its business in a proper and efficient manner;

(b) provide a copy of this Deed to:

(i) a Noteholder; or
(ii) the Trustee,

if they request for a copy;

(c) make all of its financial and other records available for inspection by:

(i) the Trustee, its attorneys, agents and authorised delegates; or
(ii) an officer or employee of the Trustee authorised by the Trustee to carry out the inspection; or
(iii) a registered company auditor appointed by the Trustee to carry out the inspection;

and give them any information, explanations or other assistance that they require about matters relating to those records;

(d) so long as any of the Notes remain outstanding, promptly notify the Trustee after it becomes aware that any material condition of this Deed cannot be fulfilled or after it becomes aware of an event which would require the Trustee issuing a Default Notice, such notice to be given not later than 10 Business Days of Citigold becoming so aware;

(e) if Citigold creates a charge:

(i) provide the Trustee with written details of the charge within 21 days after it is created; and
(ii) if the total amount to be advanced on the security of the charge is indeterminate and the advances are not merged in the current account with bankers, trade creditors or anyone else, give the Trustee written details of the amount of each advance within 7 days after it is made; and

(f) comply with this Deed, including the Conditions of Issue and the Meeting Provisions.

## 11. Reports

Citigold must comply with its reporting obligations to the Trustee and to the Noteholders under the Corporations Act.

## 12. Event of Default

### 12.1 Default Notice

An Event of Default occurs if:

(a) **(non-payment)** Citigold does not pay the Moneys Owing:

(i) in the case of interest, fees or other charges owing or payable under this Deed only – within 30 Business Days of its or their being due for payment; or
(ii) in the case of any other moneys or amounts forming part of the Principal Moneys – within 30 Business Days of it being due for payment; or

(b) **(obligation not complied with)** Citigold does not comply with an obligation (other than an obligation to pay money) under this Deed within 30 Business Days of the date for compliance with that obligation; or

(c) **(incorrect statement or representation)** a statement or representation:

(i) made to the Trustee or a Noteholder by or on behalf of Citigold or a Related Body Corporate; or
(ii) made in a certificate, report or opinion given to the Trustee,

proves to be incorrect or misleading in any way which the Trustee considers material; or

(d) **(undertaking not complied with)** any written undertaking given to the Trustee or the Trustee's solicitors by or on behalf of Citigold or any Related Body Corporate (being an undertaking which in the Trustee's reasonable opinion is material to the Trustee's rights, powers and privileges under this Deed) is not complied with promptly and, unless the undertaking otherwise specifies, within 30 days of the undertaking; or

(e) **(creditors)** Citigold or a Related Body Corporate stops payment to creditors generally or enters into an arrangement, assignment or composition with its creditors (except with the consent of the Trustee); or

(f) **(business stopped)** other than under a member's voluntary winding up, without the consent of the Trustee, Citigold or a Related. Body Corporate stops or threatens to stop carrying on its business after the date of this Deed (it being acknowledged that one or more of Citigold or Related Bodies Corporate may not carry on any business at the date of this Deed); or

(g) **(Administrator)**

(i) an administrator (as defined in section 9 of the Corporations Act) is appointed; or
(ii) the Company, a Related Body Corporate or any person on their behalf requests the appointment of an administrator to Citigold or a Related Body Corporate; or

(h) **(Winding Up)**

(i) an order is made for the winding up of Citigold or a Related Body Corporate; or

(ii) proceedings are commenced or an application is made for the winding up of Citigold or a Related Body Corporate (being proceedings or and application which in the Trustee's reasonable opinion are not vexatious or frivolous) and not withdrawn or dismissed within 30 days; or

(iii) an effective resolution is passed or a meeting is summoned or convened to consider a resolution for the winding up of Citigold or a Related Body Corporate, except with the consent of the Trustee and for the purpose of amalgamation or reconstruction; or

(i) **(unenforceability)** a court or a relevant authority holds, or Citigold or a Related Body Corporate asserts that this Deed is void, voidable or unenforceable.

**12.2 Issue of Default Notice**

The Trustee must issue a Default Notice to Citigold, declaring that the Moneys Owing are immediately due and payable, if:

(a) the Event of Default is in respect of a matter stated in paragraph (a) of clause 12.1 and Citigold has not remedied the default within 7 days after notice from the Trustee;

(b) where the Event of Default is in respect of a matter stated in paragraphs (b) to (i) inclusive of clause 12.1, the Trustee has been directed to issue a Default Notice by a Resolution of the Noteholders; and

(c) at the time of issue of the Default Notice, the Event of Default is subsisting and has not been remedied.

Notwithstanding the above, the Trustee is not obliged to take any action under this clause 12.2 unless it has knowledge of an Event of Default.

**12.3 Enforcement**

Subject to this Deed, at any time after issuing a Default Notice in accordance with this clause, the Trustee may:

(a) revoke the Default Notice if the Event of Default is remedied or waived; or

(b) institute proceedings to enforce payment of the Notes and recover any other Moneys Owing.

**12.4 Compliance with Laws**

Subject to clause 12.1 where the Event of Default is in respect of a matter stated in paragraph (a) of clause 12.1, the Trustee must not issue a Default Notice during such period as Citigold is able to satisfy the Trustee that its failure or refusal to

make any payment is:

(a) to comply with any fiscal or other law or regulation;

(b) to comply with the order of any court of competent jurisdiction; or

(c) caused by the failure or a technical or administrative difficult in the banking or computer system being used by Citigold.

applicable to the payment.

## 13. Trustee's powers

### 13.1 Power

Subject to this Deed, in connection with the discharge of its duties and obligations under this Deed, the Trustee has within and outside Australia all the powers in relation to the trusts constituted by the Deed, that it is legally possible for a natural person or corporation to have.

### 13.2 Action on Breach

Despite any other provisions of this Deed but subject to the Corporations Act, the Trustee, in relation to any breach (whether anticipatory or actual) of or default in any covenant, obligation, condition or provision under this Deed:

(a) may in its absolute discretion waive or excuse any breach or default except the non-payment of the Principal Amount of any Note on any terms or conditions;

(b) may in its absolute discretion not inform Noteholders of any breach or default;

(c) may in its absolute discretion, despite knowledge of the Trustee of any breach or default, not take any action or proceeding against Citigold to enforce the observance or performance of any such covenant, obligation, condition or provision (including enforcement of the payment of the Notes and recovery of any other Moneys Owing under this Deed), unless in any such case the Trustee is indemnified to its satisfaction against all liabilities, proceedings, claims and demands to which the Trustee may become liable as a result of such direction and all cost, charges, damages and expenses (including its rights to remuneration under this Deed) which may be incurred by the Trustee in connection with such direction, action or proceedings; and

(d) must not take any action in relation to any breach or default by Citigold including the issuing of any notice under this Deed unless it has actual knowledge of the breach or default or is advised by another person of the breach or default, and until such a time the Trustee can assume that no such breach or default by Citigold has occurred.

### 13.3 Delegation

(a) The Trustee, by power of attorney or otherwise, may authorise and delegate to one or more persons being:

(i) a Related Body Corporate; or
(ii) to any person whether or not being Citigold or persons related to or associated with Citigold,

to do anything that the Trustee may lawfully delegate, including, but not limited to, holding any trust property and executing documents on its behalf, and delegating any trusts, powers or discretions vested in the Trustee under this Deed on such terms and conditions (including power to sub-delegate) as the Trustee may think fit.

(b) Any person dealing with the Trustee or any delegate appointed under clause 13.3(a), is entitled to assume without further enquiry that such delegate has been duly appointed and such appointment remains in full force and effect.

(c) The Trustee may act on the opinion, certificate, advice of or information obtained from any agent or delegate appointed under clause 13.3(a).

### 13.4 Trustee not to interfere

Subject to this Deed, its general duties as trustee under statute (including the Corporations Act) and at general law, the Trustee must not interfere with the conduct of the ordinary business of Citigold unless and until the Moneys Owing have become immediately due and payable as a result of a breach or default under this Deed and the Trustee has become bound, or been duly directed by Noteholder, pursuant to the terms of this Deed to enforce the same. For the avoidance of doubt, nothing in this clause restricts or precludes the Trustee's rights to remuneration in clause 14 or the Trustee's right of indemnity in clause 15.

### 13.5 Directions

The Trustee may apply to any court of competent jurisdiction for directions in relation to any question and assent to and approve or oppose any application to any court made by or at the instance of any Noteholder.

### 13.6 Experts

The Trustee may act, in accordance with the terms of this Deed, on the advice or opinion or any information obtained from any barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert whether obtained by Citigold or by the Trustee and whether or not addressed to the Trustee or expressed to be for the benefit of the Trustee.

### 13.7 Trustee's discretion

Except where otherwise expressly provided for in this Deed, the Trustee may determine:

(a) whether to exercise and the manner, mode and time of exercise of its powers, authorities and discretions in its absolute discretion; and

(b) as between itself and the Noteholders all questions and matters of doubt arising in relation to this Deed and every such determination made in good faith whether upon a question actually raised or implied in the acts or proceeding of the Trustee shall be conclusive and shall bind all Noteholders, unless a court of competent jurisdiction otherwise orders.

### 13.8 Independent Rights

The Trustee and any Related Body Corporate or associate of the Trustee, subject to the Corporations Act and to always acting in good faith to Noteholders may:

(a) hold Notes, or any other marketable securities in Citigold;

(b) represent or act for, or contract with, individual Noteholder;

(c) deal in any capacity with Citigold or with any related company or associate of Citigold;

(d) contract or enter into arrangements with itself acting in any capacity other than as Trustee; or

(e) act in any capacity in relation to any other trusts,

without in any such case being liable to account to any trust, Citigold or to any Noteholder.

### 13.9 No Monitoring

The Trustee is not required to:

(a) keep itself informed as to the performance or observance by Citigold of its obligations under this Deed ) or any other document to which Citigold is a party). This includes no requirement to inspect the books or review the credit worthiness of Citigold or investigate whether a default has occurred; or

(b) except as specifically required under this Deed, furnish any notices, information, reports or accounts to a Noteholder but may in its discretion do so.

### 13.10 Exclusion

(a) Without limiting any provision of this Deed (including clause 16) and subject to paragraph (b), all liabilities and responsibilities which may from time to time be imposed on the Trustee at law or in equity are to the extent permitted at law or in equity and except to the extent expressly provided to the contrary in this Deed are expressly waived and negatived by the Noteholders and Citigold.

(b) Paragraph (a) does not apply to the extent prohibited by section 283DA of the Corporations Act.

**13.11 Instructions**

The Trustee is entitled to seek instructions from Citigold and in the absence of instructions the Trustee need not act.

## 14. Fees and Expenses

**14.1 Fee**

Citigold must pay to the Trustee a fee as agreed from time to time between the parties in respect of the Trustee's services excluding any services performed by it in relation to any default or restructure of the arrangements under this Deed. The Trustee is entitled to charge on a time basis at the Trustee's standard rates for any services performed by the Trustee in relation to any default or restructure of the arrangements under this Deed. Fees payable by Citigold to the Trustee are exclusive of GST.

**14.2 Priority**

All amounts payable to the Trustee under this clause 14 must be paid in priority to any claim by any Noteholder and will continue to be payable until the trusts of this Deed are finally would up and whether or not the trusts of this Deed are in course of administration by or under the order of any court. The Trustee may retain and pay to itself in priority to any claim by any Noteholder all such amounts out of any moneys for the time being in its hands upon the trusts of this Deed.

**14.3 Goods and Services Tax**

If any party:

(a) reasonably decides that it is liable to pay GST on a supply that is made in connection with this Deed; and

(b) certifies to the recipient of the supply that it has not priced the supply to include GST,

then the recipient of the supply agrees to pay that party an additional amount equal to the consideration payable for the supply multiplied by the prevailing GST rate.

**14.4 Refund**

If the actual amount of GST paid or payable by the supplier on a supply made in connection with this Deed is less than the amount paid by the recipient of the supply under clause 14.3 then the supplier agrees to refund the difference to the recipient of the supply. The supplier agrees to make the refund promptly after the actual amount of GST on the supply is paid or can be fully ascertained by the supplier.

## 15. Trustee's indemnity

### 15.1 Corporations Act

The Trustee's right of indemnity and any limitation on the Trustee's liability under this Deed is subject to the Corporations Act.

### 15.2 Indemnity

(a) The Trustee is entitled to be indemnified by Citigold in respect of all fees, costs, losses, liabilities, and expenses incurred by it in the execution, administration and enforcement of the trusts of this Deed or any of the powers, authorities or discretions vested in the Trustee under this Deed, but this indemnity does not extend to such cost, loss, liability or expense that arises out of the Trustee's bad faith, negligence, fraud or breach of trust or any taxes (excluding any GST) imposed on the Trustee's remuneration for its services as trustee. Any indemnity to which the Trustee is entitled under this Deed is in addition to, and without prejudice to, any indemnity allowed by law or equity to trustees.

(b) No act or omission of the Trustee (including any related failure to satisfy its obligations under this Deed) will be considered to be the bad faith, negligence, fraud breach of trust of the Trustee for the purpose of paragraph (a), to the extent to which the act or omission was caused or contributed to be any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

(c) No attorney, trustee, agent, receiver or receiver and manager appointed in accordance with this Deed has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability, and no act or omission of any such person will be considered the bad faith, negligence, fraud breach of trust of the Trustee for the purposes of paragraph (a).

### 15.3 Retention of Money

The Trustee may retain and pay out any moneys in its hands arising from this Deed all sums necessary to give effect to the Trustee's right of indemnity under clause 15.2.

### 15.4 No obligation to act until receipt of funds

The Trustee is not obliged to carry out any act under this Deed until such time as it is placed in funds or is indemnified to its reasonable satisfaction.

## 16. Trustee's liability

### 16.1 Limitation

(a) Except to the extent to which the Trustee has acted in bad faith, negligently, fraudulently or in breach of trust and subject to the Corporations Act, the

Trustee will not be liable to Citigold or any Noteholder or any future Trustee or any other person:

(i) for loss caused by:

(A) the Trustee's acts or omissions in accordance with the terms of this Deed in reliance on:

(I) the Note Register;
(II) information or documents supplied by Citigold or any agent of Citigold;
(III) the authenticity of any document (including an Officer's Certificate);
(IV) opinion, advice or information of any delegate of the Trustee appointed under clause 13.3, barrister, solicitor, accountant, valuer, surveyor, broker, auctioneer or other expert instructed by the Trustee or Citigold or any issuing house concerned with the issue of any Notes or otherwise;
(V) acting on any instruction or direction properly given to it by Citigold or Noteholders under this Deed;

provided the Trustee has no actual knowledge to the contrary;

(B) any act, omission, neglect or default of Citigold or any other person under or in connection with this Deed or a Note;

(C) any act or omission required by law or by any court of competent jurisdiction;

(D) any act or omission in accordance with any resolution properly passed at any duly called meeting;

(E) any act or omission of an operator of any securities title, transfer or holding system;

(F) the Trustee validly exercising any right, power, authority or discretion under and in accordance with the terms of the Deed; or

(G) any payment having been made to any fiscal authority; or

(ii) for loss caused by the Trustee waiving or excusing, subject to any conditions the Trustee may think fit, any breach by Citigold of Citigold obligations under this Deed.

(b) No act or omission of the Trustee (including any related failure to satisfy its obligations under this Deed) will be considered to be the bad faith, negligence, fraud breach of trust of the Trustee for the purpose of paragraph (a), to the extent to which the act or omission was caused or contributed to be any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

(c) No attorney, trustee, agent, receiver or receiver and manager appointed in accordance with this Deed has authority to act on behalf of the Trustee in a way which exposes the Trustee to any personal liability, and no act or omission of any such person will be considered the bad faith, negligence, fraud breach of trust of the Trustee for the purposes of paragraph (a).

**16.2 Release**

To the extent clause 16.1 is not effective to absolve the Trustee from any liability mentioned in clause 16.1, the Noteholders may release the Trustee in respect of any such liability to the extent and in the manner contemplated by section 283DB of the Corporations Act.

**16.3 Certificate by Citigold**

The Trustee is entitled to:

(a) accept and rely upon an Officer's Certificate as to any fact or matter as conclusive evidence of it and like certificate to the effect that any particular dealing or transaction or step or thing is in the opinion of the person so certifying commercially desirable and not detrimental to the interest of the Noteholders as conclusive evidence that it is so;

(b) accept, rely upon and act upon any information, statement, certificate, report, balance sheet or account supplied by Citigold or any duly authorised officer of Citigold;

(c) accept, rely upon and act upon the statements and opinions contained in any statement, certificate, report, balance sheet or account given pursuant to the provisions of this Deed as conclusive evidence of the contents of it.

**16.4 Evidence of claims**

The Trustee will be entitled and is authorised by Citigold to call for (and will be entitled to accept as conclusive evidence thereof) a certificate from any receiver, trustee or liquidator of Citigold as to:

(a) the amounts of the claims of the creditors which have been admitted in any liquidation, dissolution or other winding up and which will not have been satisfied in full out of the other resources of Citigold; and

(b) the persons entitled thereto and their respective entitlements.

Any such certificate given by any such receiver, trustee or liquidator of Citigold will be conclusive and binding on the Trustee and all Noteholders.

**16.5 Not bound to give notice**

The Trustee is not bound to give notice to any person of the execution of this Deed and the Trustee is not bound to take any steps to ascertain whether any

event has happened (despite the Trustee's knowledge of such event) upon the happening of which the Notes become immediately payable.

### 16.6 No monitoring obligation

Notwithstanding any other provisions of the Deed, but subject to the Trustee's obligations under the Corporations Act, Citigold acknowledges that the Trustee has no obligation to monitor compliance by Citigold of its covenants and obligations under this Deed or any other activities or status of Citigold whatsoever.

### 16.7 Trustee Capacity

(a) The Trustee's duties and obligations to Noteholders are owed to Noteholders only in their capacity as Noteholders.

(b) The Trustee enters into this Deed only in its capacity as trustee of the Trust and in no other capacity. A liability arising under or in connection with this Deed can be enforced only to the extent to which the Trustee is entitled to be and is in fact indemnified for the liability out of the property of the Trust. This limitation of the Trustee's liability applies despite any other provision of this Deed and extends to all liabilities and obligations of the Trustee in any way connected with any representation, warranty, conduct, omission, agreement or transaction related to this Deed.

(c) The parties other than the Trustee may not sue the Trustee personally or seek the appointment of a liquidator, receiver, or similar person to the Trustee or prove in any liquidation, administration or arrangements of or affecting the Trustee.

(d) The provisions of this clause shall not apply to any obligation or liability of the Trustee to the extent that it is not satisfied because under this Deed or by operation of law there is a reduction in the extent of the Trustee's indemnification out of the assets of the Trust, as a result of the Trustee's fraud, negligence or breach of trust.

### 16.8 Knowledge of the Trustee

(a) The Trustee will only be considered to have knowledge or awareness of, or notice of a thing, or grounds to believe anything, by virtue of the officers of the Trustee having day to day responsibility for the administration of this Trust having actual knowledge, actual awareness or actual notice of that thing, or grounds or reason to believe that thing (and similar references will be interpreted in this way). In addition, notice, knowledge or awareness of a default or breach of this deed means notice, knowledge or awareness of the events or circumstances constituting the default or breach and that those events or circumstances do constitute an event of default.

(b) Without limiting the generality of the above, the Trustee will be taken not to have knowledge of the occurrence of default or breach unless the Trustee has received written notice that the default or breach has occurred and describing it

## 17. Retirement and removal of trustee

### 17.1 Retirement

Subject to compliance with the relevant statutory requirements for the time being, the Trustee may retire (without giving any reason for its retirement) at any time upon giving not less than 60 days' notice (or such other period as the Trustee and Citigold may agree) in writing to Citigold of its intention to do so.

(a) Subject to clause (b), the power to appoint a new Trustee (which new Trustee must be a Trustee Company) is vested in Citigold.

(b) Subject to the Corporation Act, if after 60 days (or such other period as the Trustee and Citigold may agree) after the Trustee has given notice in writing to Citigold of its desire to retire a new Trustee has not been appointed, the retiring Trustee may appoint a Trustee Company as the new Trustee and any such appointment will be effective without the approval of Citigold or the Noteholders being required but the Trustee may, in lieu of exercising the conferred by this clause, call a meeting for the purpose of appointing by the passing of a Resolution of the Noteholders a person nominated either by the Trustee or by any Noteholders as the new Trustee

### 17.3 Retirement not to take effect until new Trustee appointed

Notwithstanding anything contained in this clause the Trustee covenants that the retirement of the Trustee pursuant to this clause will not take effect unless and until a new trustee (being a Trustee Company) has been appointed, and the Trustee hereby declares that this covenant is intended for the benefit of the Noteholders.

### 17.4 Removal of Trustee

(a) Subject to compliance with the relevant statutory requirements for the time being:

(i) where Citigold reasonably forms the view that the Trustee:

(A) is in material breach of any of its obligations under this deed and:

(I) the breach is not capable of remedy; or
(II) the breach is capable of remedy and has not been remedied within 10 Business Days after receiving written notice of the default from Citigold requiring that the default be remedied; or

(B) has acted in bad faith, negligently, fraudulently, or otherwise in breach of trust in relation to any matter under this deed,

Citigold may by 30 days notice to the Trustee; or

(ii) the Noteholders may at any time by Resolution of the Noteholders, remove the Trustee and appoint a new Trustee in accordance with the provisions of this deed.

(b) Citigold must take all reasonable steps to replace the Trustee under section 283AE of the Corporations Act as soon as practicable after Citigold becomes aware that the Trustee:

   (i) has ceased to exist; or
   (ii) has not been validly appointed; or
   (iii) cannot be a Trustee Company; or
   (iv) has failed or refused to act as trustee.

### 17.5 Release

By force of this clause 17.5 when the Trustee retires or is removed, the Trustee is, to the extent permitted by law, discharged and released from its obligations covenants and liabilities under this Deed arising after the date it retires or is removed. Citigold must then, if required by the Trustee, execute a confirmation of release in favour of the Trustee in a form and substance acceptable to the Trustee (including, that the provisions in this Deed in relation to the indemnity given by Citigold to the Trustee for any fee, cost charge, expense, loss and liability will apply even after the date of release if the action, omission or event giving rise to such fee, cost, charge, expense, loss or liability occurred prior to the date of release but only to the extent that such cost, charge, expense, loss and liability is not attributable to the Trustee's bad faith, fraud, negligence or breach of trust).

### 17.6 Actions of other parties

For the purposes of clauses 17.4 and 17.5, no act or omission of the Trustee (including any related failure to satisfy its obligations this deed) will be considered to be the bad faith, negligence, fraud or breach of trust of the Trustee, to the extent to which the act or omission was caused or contributed to by any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

### 17.7 ASIC notification

Citigold must advise ASIC of the name of the Trustee within 14 days after the Trustee is appointed.

## 18. Registers

### 18.1 Note Register

On issue of the Notes, Citigold will establish and maintain, or cause to be established and maintained, in the Jurisdiction a Note Register. Citigold may delegate to attorneys or agents such powers, authorities and discretions in relation to any Note Register as it may properly so delegate.

### 18.2 Registered Owners

The persons whose names are inscribed in the Note Register as the registered

owners of the Notes from time to time will be treated by Citigold and the Trustee as the absolute owners of such Notes for all purposes.

**18.3 No Notice of any trust**

Except as provided by statute or as required by an order of a court of competent jurisdiction, no notice of any trust (whether express, implied or constructive or other interest) may be entered in the Note Register in respect of a Note and neither Citigold nor the Trustee is obliged to recognise any trust.

**18.4 Inscription Conclusive**

In the absence of evidence to the contrary, each inscription in the Note Register in respect of a Note constitutes:

(a) sufficient and conclusive evidence to all persons and for all purposes that the person whose name is so inscribed, is the registered owner of the Note;

(b) an unconditional and irrevocable undertaking and promise by Citigold to the person whose name is so inscribed that, for value received, Citigold will make all payments of Moneys Owing in respect of the Note in accordance with the Deed.

**18.5 Particulars**

In the Note Register there will be entered the names and addresses of Noteholders, the amount of the Notes held by each Noteholder and such other particulars as the Trustee requires or Citigold thinks fit and are required by the Corporations Act.

**18.6 Inspection**

The Note Register will be open at all reasonable times during business hours for the inspection of the Trustee and the Noteholders, and of any persons authorised in writing by the Trustee or the Noteholders.

**18.7 Closure of Note Register**

Subject to the Listing Rules, Citigold may from time to time close any relevant Note Register for any period or periods not exceeding in total in any one year the maximum period for the time being permitted by law or 30 days, whichever is the lesser period.

**18.8 Change of Details**

Any change of the name or address of a Noteholder must be notified immediately by the Noteholder in writing to Citigold accompanied, in the case of a change of name, by any evidence Citigold requires and the Note Register will be altered accordingly.

**18.9 Situs**

The property in the Notes will for all purposes be regarded as situated at the place where the Note Register or branch register on which such Notes are for the time being

entered is situated and not elsewhere.

### 18.10 Copy to the Trustee

Citigold will give, or cause to be given to the Trustee a complete copy of the Note Register within 2 Business Days after the Trustee so requests.

### 18.11 Manifest Error

The making of, or giving effect to, a manifest error in an inscription in the Note Register will not avoid the constitution, issue or transfer of a Note. Citigold must correct or cause to be corrected any manifest error of which it becomes aware.

### 18.12 No Certificate

No certificate or other evidence of title shall be issued by or on behalf of Citigold to evidence title to a Note unless Citigold determines that certificates should be made available or that it is required to do so pursuant to any applicable law or regulation.

## 19. Joint Noteholders

(a) Subject to clause (c), if more than one person is the holder of a Note, the address of only one of them will be entered on the Note Register. If more than one address is notified to Citigold, the address recorded in the Note Register will be the address of the Noteholder whose name first appears in the Note Register.

(b) If several persons are entered in the Note Register as joint Noteholders in respect of a Note the receipt by any one of such persons for the payment or satisfaction of any principal or interest from time to time payable or repayable to the joint Noteholders will be as effective a discharge to Citigold as if the person accepting the payment were a sole Noteholder in respect of that Note.

(c) Citigold will not be bound to register more than three persons as the joint holders of any Notes.

(d) A Note registered in the name of more than one person is held by those persons as joint tenants.

(e) All of the joint Noteholders in respect of any Note must join in any transfer of the relevant Note.

## 20. Deceased Noteholders

(a) The legal personal representatives of a deceased Noteholder (not being one of joint Noteholders) will be the only persons recognised by Citigold as having any title to that Noteholder's Notes. Any person becoming entitled to Notes in consequence of the death or liquidation of any Noteholder may, on producing such evidence of that person's title as Citigold, think sufficient, be registered himself as the holder of the Notes or, subject to the Conditions of Issue, may transfer those Notes. Citigold will be at liberty to retain the principal and interest and any other moneys payable in respect of any Notes which any person under this clause is entitled to or to transfer until such person is

registered or has duly transferred the Notes in accordance with this clause. Nothing in this clause will prejudice the rights of any such person to vote in respect of that Note at any meeting or on a poll.

(b) In the case of the death of any one of joint Noteholders, the survivors will be the only persons recognised by Citigold as having any title to or interest in the Notes registered in their names jointly.

## 21. Meetings of Noteholders

### 21.1 Meetings of Noteholders

The Trustee or Citigold may call a meeting of Noteholders in the manner as provided in the Meeting Provisions and the meetings shall be conducted in accordance with the Meeting Provisions.

### 21.2 Resolutions of Noteholders

By a Resolution of the Noteholders, Noteholders may:

(a) give directions to the Trustee as to; or

(b) authorise, ratify or confirm anything done or not done by the Trustee in respect of,

the performance or exercise of any of the duties, rights, powers and remedies of the Trustee under or relating to this Deed or the Notes, or any other instrument to which the Trustee is or becomes a party in the capacity of Trustee under this Deed.

## 22. Alteration of deed

### 22.1 Trustee and Borrower's power to amend

Subject to clause 21.2, at any time and from time to time Citigold and the Trustee may jointly modify, alter, cancel, amend or add to all or any of this Deed (which, for the avoidance of doubt includes this clause, the Conditions of Issue (except in relation to existing Notes) and any one or more of the Schedules to this Deed), if such amendment is in writing and if:

(a) Citigold and the Trustee are each of the opinion such modification, alteration, cancellation, amendment or addition is:

(i) of a formal or technical nature; or
(ii) made to cure any ambiguity or correct any manifest error; or
(iii) expedient for the purpose of enabling the Notes to be listed for quotation or to retain listing on any stock exchange or to be offered for, or subscription for, sale under the laws for the time being in force in any place and is otherwise not considered by the Trustee to be materially prejudicial to the interests of Noteholders as a whole; or
(iv) necessary to comply with the provisions of any statute or the requirements of any statutory authority; or
(v) to evidence the succession of another person to Citigold and the assumption by any such successor of the covenants and obligations of

Citigold in this Deed; or

(b) except as provided in paragraphs (c) and (d), such modification, alteration, cancellation, amendment or addition is authorised by a Resolution of the Noteholders passed at a meeting (including a meeting held by way of postal ballot) of Noteholders held pursuant to the Meeting Provisions; or

(c) a clause provides for Noteholders to give a direction to the Trustee by a Special Resolution, then that clause may only be modified, altered, cancelled, amended or added to if a Special Resolution is passed at a meeting of Noteholders held pursuant to the Meeting Provisions in favour of such modification, alteration, cancellation, amendment or addition; or

(d) the Meeting Provisions are to be modified, altered, cancelled, amended or added to and neither paragraphs (a) or (f) apply, then the Meeting Provisions may only be modified, altered, cancelled, amended or added to if a Special Resolution is passed at a meeting of Noteholders held pursuant to the Meeting Provisions in favour of such modification, alteration, cancellation, amendment or addition; or

(e) in the opinion of an Expert, it is necessary or advisable:

(i) following the introduction of, or any amendment to, clarification of, or change (including any announced prospective change) in, any law or regulation of the Commonwealth of Australia or an announcement, action or decision or a proposal to introduce, amend, clarify or change any such law or regulation or any official administrative pronouncement or action or judicial decision interpreting or applying any such law or regulation which is likely to deny Citigold a tax deduction for any interest paid or due and payable under the Note; and

(ii) in order to ensure that Citigold is, and will continue to be, allowed a tax deduction for any interest paid or due and payable by Citigold under the Notes,

### 22.2 No power to extend Trust's duration

The Trustee and Citigold may not modify, alter, cancel, amend or add to all or any of this deed under clause 21.1, if the effect of doing so would extend the duration of the Trust set out in clause 5.

## 23. Confidentiality

### 23.1 Duty of confidentiality

The Trustee has no duty or obligation to provide any Noteholder with any financial information relating to Citigold.

### 23.2 Exceptions

The Trustee must keep confidential all Confidential Information of Citigold except:

(a) as (but only to the extent) required by this Deed or in connection with any obligation, duty or power of the Trustee under this Deed;

(b) as (but only to the extent) required by law or any judicial or regulatory authority or body;

(c) to those officers, employees, delegates and professional advisers of the Trustee to whom the Trustee in its reasonable opinion considers it is necessary to reveal the information or any part of it;

(d) to a person approved in writing by Citigold (such approval to be given or withheld in Citigold's absolute discretion or on such conditions as it deems fit);

(e) to the extent it becomes generally known or available to the public other than by breach of this Deed; or

(f) to the extent that the Trustee has obtained the information or material from a third party entitled to possess, and disclose to the Trustee, that information and material.

**23.3 Confidentiality undertaking**

The Trustee agrees to use its best endeavours to ensure that every person to whom it provides Confidential Information under this clause gives and performs obligations under a confidentiality undertaking in the same terms as this clause.

**23.4 Meaning of Confidential Information**

In this clause, **'Confidential Information'** means all information and other material provided to or obtained by the Trustee, a delegate or any officer, employee, professional adviser or other consultant of the Trustee under, in connection with or related to this Deed or any obligation, duty or power of the Trustee under this Deed.

## 24. Validity

**24.1 Validity of Notes Issued**

Despite any breach of or non-compliance by Citigold, with any of the provisions of this Deed, all Notes issued under this Deed will as between:

(a) the relevant Noteholder and Citigold;

(b) the relevant Noteholder and the Trustee;

(c) the relevant Noteholder and any receiver, trustee or liquidator of Citigold; and

(d) the relevant Noteholder and all other Noteholders, be deemed to have been validly issued under this Deed.

**24.2 Continuing obligations**

Nothing in this **clause 24** will exonerate or relieve or be deemed to exonerate or relieve Citigold or the Trustee from any of their respective covenants, liabilities and

obligations under this Deed.

## 25. Discharge and release

By force of this clause Citigold will immediately be discharged and released from its liabilities, obligations and covenants under this Deed:

(a) on the Moneys Owing being paid in full or otherwise redeemed or satisfied (as to which the Trustee may accept as conclusive an Officer's Certificate);

(b) on Citigold furnishing to the Trustee a statement in writing that it does not intend to, and will not, create any Notes in the future; and

(c) on payment of all fees, costs, charges and expenses properly incurred by the Trustee.

The Trustee must then, if required by Citigold execute a confirmation of release in favour of Citigold and terminate the Trust and the Trust will terminate on such a release being given.

On the Trust being terminated, the Trustee is entitled to be indemnified by Citigold in respect of all fees, costs, losses, liabilities and expenses reasonably and properly incurred by it in respect of an event which occurred prior to the date of termination (other than such cost, loss, liability or expense to the extent that it arises out of the Trustee's negligence, fraud or breach of trust). For the purposes of this clause 25, no act or omission of the Trustee (including any related failure to satisfy its obligations this deed) will be considered to be the bad faith, negligence, fraud or other wilful breach of trust of the Trustee, to the extent to which the act or omission was caused or contributed to by any failure by Citigold, a Noteholder or any other person (other than any director, officer, employee or agent of the Trustee) to fulfill its obligations relating to the Trust or by any other act or omission of Citigold, a Noteholder or any such other person.

## 26. No recourse against others

No recourse shall be had for the payment of the principal of or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse shall be had under or upon any obligation, covenant or agreement of Citigold in this Deed or in any of the Notes, or because of the creation of any indebtedness represented thereby, against any shareholder, partner, officer, director, employee or controlling person of Citigold. Each holder of Notes by accepting a Note waives and releases all such liability, and such waiver and release is part of the consideration for the issuance of the Notes.

## 27. Untraceable Noteholders

Subject to applicable law and the Listing Rules, where Citigold has made reasonable efforts to locate a Noteholder but is unable to do so, and monies payable to the Noteholder have not been claimed by the Noteholder or any legal personal representative of the Noteholder for a period of 12 months after first becoming payable, those monies shall be paid by the Trustee to Citigold, if the Trustee has actual possession and control of such moneys, and shall become the property of Citigold. The Trustee is not liable to any Noteholder for any moneys paid to Citigold in

accordance with this clause.

## 28. Notices and other communications

### 28.1 Service of notices

A notice, demand, consent, approval or communication under this agreement **(Notice)** must be:

(a) in writing, in English and signed by a person duly authorised by the sender; and

(b) hand delivered or sent by prepaid post or facsimile to the recipient's address for Notices specified in the Details, as varied by any Notice given by the recipient to the sender.

### 28.2 Effective on receipt

A Notice given in accordance with clause 28.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

(a) if hand delivered, on delivery;

(b) if sent by prepaid post, on the second Business Day after the date of posting (or on the seventh Business Day after the date of posting if posted to or from a place outside Australia);

(c) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire Notice unless, within eight business hours after the transmission, the recipient informs the sender that it has not received the entire Notice,

but if the delivery, receipt or transmission is not on a Business Day or is after 5.00pm on a Business Day, the Notice is taken to be received at 9.00am on the next Business Day.

### 28.3 Joint notice

A notice given to any one of any joint Noteholders is sufficient notice to all of those joint Noteholders.

## 29. Service of process

Without preventing any other mode of service, any document in an action (including, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party at its address for service of notices under clause 28.

## 30. Invalid or unenforceable provisions

Any provision of this Deed which is invalid or unenforceable in any jurisdiction will as to that jurisdiction only be read down or severed to the extent of that invalidity or

unenforceability provided that the remaining provisions of this Deed are properly and effectively self-sustaining and capable of separate enforcement without regard to the read down or severed provision in that jurisdiction. Such remaining provisions continue to be valid and enforceable in accordance with their terms.

**31. Applicable law**

This Deed is governed by and is to be construed in accordance with the laws of the Jurisdiction. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of the Jurisdiction and Courts entitled to hear appeals from these Courts. Citigold and each Noteholder waives any right they have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim those courts do not have jurisdiction.

**32. Initial interest payment**

Notwithstanding anything contained in the Conditions, Citigold may pay interest on a Note to a Noteholder who subscribes for Notes under the Prospectus issued by Citigold and dated 9 February 2004 at the Interest Rate (as defined in the Conditions of Issue).

**EXECUTED as a deed**

**Signed Sealed and Delivered by**

**Citigold Corporation Limited )**
**ABN 30 060 397 177 in )**
**accordance with s.127 of the )**
**Corporations Act in the )**
**presence of: )**

---------------------------------------------
**Director**

---------------------------------------------
**Company Secretary**

**Executed by ANZ EXECUTORS & TRUSTEE COMPANY LIMITED ABN 33 006 132 332 by its Attorneys**

**and**

**Under Power of Attorney dated 8 December 1993 a certified copy of which is filed in Dealing Number L798556E in the presence of:**

# SCHEDULE 1

## Conditions of Issue of Convertible Notes

## 1. ISSUE OF NOTES

(a) The Company may issue up to 30,000,000 Notes with an issue price of $0.50 each, to raise up to $15,000,000.00.

(b) The Notes must each be paid for in full on application.

## 2. INTEREST

(a) Interest is due on the face value of the Convertible Notes, at the Quarterly Interest Rate, in arrears for the quarterly interest periods ending on 29 March, 29 June, 29 September, and 29 December in each year they are outstanding. In respect of the first interest period for Convertible Notes, interest is calculated from the Issue Date of the relevant Convertible Notes up until 29/06/04. For the purposes of this clause:

(i) **Quarterly Interest Rate** means the greater of 12% or (12 + (Quarterly Gold Price – 550) /50)% per annum.

(ii) **Quarterly Gold Price** means the average Australian dollar gold price for the Interest Period by reference to the price for each quarterly period as advised by the Queensland Government Department of Natural Resources and Mines for calculation of royalties.

(b) Interest accrues from day to day on the basis of a 365 day year.

(c) The record dates for determining the Noteholders entitlement to interest are on 29/06/04, 29/09/04, 29/12/04, 29/03/05, 29/06/05, 29/09/04, 29/12/05, 29/03/06, 29/06/06, 29/12/06 and 29/03/07 in each year they are outstanding.

(d) The first record date for payment of interest will be 29 June 2004.

(e) Interest due must be paid on or before the eighth calendar day after the record date under clause 2(c) of this schedule or, where that date of payment falls on a day on which trading banks in the state of the home branch of ASX of the Company are closed, the next day on which those banks are open. Delivery of moneys into the post is deemed to be payment.

(f) The Company must keep on deposit in a specific purpose interest bearing bank account with a major trading bank an amount equal to the full amount of interest payable until 29 June 2005, in

respect of all Notes on issue at any time. The funds deposited are to be used to satisfy the Company's obligation to pay interest on the Notes up to and including 29 June 2005.

(g) If at any time there is a surplus in the amount of funds on deposit for the purpose of clauses 2(f) of this schedule (including through the payment of interest on the relevant bank account), the Company may withdraw that surplus and apply the funds to general working capital purposes.

## 3. REDEMPTION

Subject to clause 4 of this schedule, the Notes mature at 5:00 p.m. Eastern Standard Time on 29 March 2007.

## 4. CONVERSION OR REPAYMENT

(a) A Noteholder may convert their Notes to Ordinary Shares at any time prior to 5:00 pm Eastern Standard Time 29 March 2007 if the Company receives a duly completed Conversion Notice from the Noteholder prior to that time requesting that the Company convert the relevant Notes to Ordinary Shares.

(b) At 5:00 pm Eastern Standard Time on 29 March 2007, any Notes that are not the subject of a proper Conversion Notice under clause 4(a) of this schedule are liable to be repaid. The Nominal Amount of the Notes to which this paragraph applies falls due at 5:00 pm Eastern Standard Time on 29 March 2007 and must be paid to the Noteholder on the same day as the accrued interest due on the Redemption Date is payable under clause 2(e) of this schedule. Delivery of moneys into the post is deemed to be payment.

(c) In respect of the Notes converted under clause 4(a) of this schedule, the Company must issue the Ordinary Shares and holding statements, within 15 Business Days of the Redemption Date or any shorter period required by the Listing Rules.

(d) The Company must give notice of the time for conversion and any other applicable details under and in accordance with Appendix 6A item 6 of the Listing Rules.

## 5. RATE OF CONVERSION

(a) Subject to clause 9 of this schedule, on conversion of Notes under clause 4(a) of this schedule, the Company must issue a number of Ordinary Shares in accordance with the following formula:

**NOS = NON x CR**

where:

NOS means the number of Ordinary Shares to which the Noteholder is entitled;

NON means the number of Notes held by the relevant Noteholder immediately prior to conversion; and

CR means the conversion rate at which Notes convert into Ordinary Shares which on the date of this deed is 1.00 subject to adjustment under clause 9 (such rate is to be expressed as a decimal to two decimal places).

(b) Ordinary Shares issued on conversion of Notes rank equally with other Ordinary Shares in the Company then on issue.

## 6. BUY BACK

(a) The Company may in its discretion at any time and from time to time, buy back any Notes whether through on market purchases of Notes traded on ASX or by private treaty with Noteholders.

(b) Buyback of any Notes under clause 6(a) of this schedule does not entitle any other Noteholder to demand or require the buyback of its Notes.

## 7. CANCELLATION OF NOTES

The Company must promptly cancel all Notes which are:

(a) converted to Shares;

(b) repaid under clause 4(b) of this schedule; or

(c) bought-back under clause 6 of this schedule.

## 8. REPAYMENT OF MONEYS OWING

The Company must repay or pay the Moneys Owing:

(a) if the Moneys Owing become due and payable In accordance with the provisions relating to Default; or

(b) on maturity (to the extent not converted into Ordinary Shares) in accordance with clause 4(b) of this schedule.

## 9. PARTICIPATION AND ADJUSTMENT RIGHTS

(a) Noteholders do not have any rights to a change in the conversion rate under clause 5(a) of this schedule, except in the circumstances set out in this clause 9.

(b) The conversion rate under clause 5(a) of this schedule or that conversion rate adjusted by a prior application(s) of this clause 9(b), is to be adjusted if the Company makes a Bonus Issue as follows:

(i) subject to paragraph (ii), if the Company makes a Bonus Issue of Ordinary Shares to holders of Ordinary Shares generally, the conversion rate is to be adjusted in accordance with the following formula:

$$CA = CB \times \frac{[IOS + BOS]}{(IOS)}$$

where:

**CA** means the conversion rate (CR) at which Notes are to convert into Ordinary Shares under clause 5(a) of this schedule applying immediately after the application of this formula (such rate to be expressed to two decimal places);

**CB** means the conversion rate (CR) at which Notes convert into Ordinary Shares under clause 5(a) of this schedule applying immediately prior to the application Of this formula (such rate to be expressed to two decimal places);

**BOS** means the number of Ordinary Shares issued pursuant to the Bonus Issue; and

**IOS** means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the Bonus Issue; and

(ii) paragraph (i) does not apply to Ordinary Shares issued as part of an employee or executive share plan, executive option plan, share top up plan, share purchase plan or a dividend reinvestment plan.

(c) If the Company reorganises its capital in any way while any Notes are on issue, in respect of those Notes, the number of Ordinary Shares to be issued on conversion will be reorganised in accordance with the Listing Rules so that the Noteholders will not receive a benefit that the holders of Ordinary Shares do not

receive and vice versa. This clause does not prevent a rounding up of the number of Ordinary shares to be received on conversion of the Notes if the rounding up is approved by the holders of Ordinary Shares at a meeting which approves the reorganisation.

(d) Subject to clause 9(e) of this schedule, if the Company makes any pro-rata offer or Invitation of securities to the holders of Ordinary Shares while any Notes remain outstanding and capable of conversion, the Company will procure that the same offer or invitation is extended to each Noteholder (without first having to convert Notes to Ordinary Shares) that the Noteholder would have received if immediately before the date of entitlement to the offer or invitation, the Noteholder had converted all its Notes to Ordinary Shares.

(e) Clause 9(d) of this schedule does not apply to an offer of securities which are issued in lieu of distributions or by way of a dividend reinvestment plan or under a scheme for the benefit of employees of the Company or its subsidiaries or under a share purchase plan or under a bonus issue.

(f) The Notes do not confer a right to vote at or attend general meetings of the Company.

(g) Noteholders are not entitled to participate in dividends of the Company unless:

   (i) the Notes are converted into Ordinary Shares; and

   (ii) the record date for the dividend is after the date that the Notes are due to be converted.

## 10. ASX LISTING

The Company must apply to ASX for official quotation of:

(a) the Notes; and

(b) all Ordinary Shares issued on conversion of the Notes,

no later than 7 Business Days after issue of the Prospectus.

## 11. JOINT HOLDERS

(a) Two or more persons hold a Note as joint tenants.

(b) Subject to the Corporations Act and the Listing Rules, the Company need not register more than 3 persons as joint holders of a Note.

## 12. TRUSTS NOT RECOGNISED

Except as required by law, the Company need not recognise:

(a) that a person holds a Note on trust; or

(b) any interest in a Note except the registered holder's absolute ownership of the whole Note.

## 13. CERTIFICATES AND CHESS STATEMENTS

(a) When the Company registers Notes to a Noteholder, the Company must issue to the Noteholder, without charge, in the discretion of the Directors one or more of the following:

(i) one or more certificates for those Notes;

(ii) holding statement required by the rules of CHESS; or

(iii) any other document that confirms ownership of the Notes as the Directors decide.

(b) If the Corporations Act and the Listing Rules permit, the Company:

(i) need not issue a certificate for the Notes: and

(ii) may cancel a certificate and not issue a replacement.

(c) The Company must comply with the Corporations Act, the Listing Rules and SCH Business Rules in issuing those certificates, holding statements or other documents.

(d) If required to issue a certificate, the Company need issue only one certificate for Notes registered in more than one name. The Company must deliver that certificate to anyone of the registered holders.

(e) Subject to the Corporations Act, the Listing Rules and SCH Business Rules the Company must Issue a replacement certificate for a defaced, worn out, lost or destroyed certificate.

## 14. PAYMENTS

(a) The Company or the Trustee (as the case may be) may pay any amounts in respect of a Note:

(i) by crediting a financial institution account authorised by the Noteholder,

(ii) or by cheque posted to

A. the address of the holder of the Note shown in the Register;

B. if joint holders, to the address shown in the Register of the holder named first in the Register of Noteholders; or

C. to any other address which the holder or joint holders direct in writing.

(b) A cheque may be made payable to the order of the Noteholder or any other person the Noteholder directs.

(c) Any joint holder of a Note may give an effective receipt for the amounts paid in respect of the Note.

## 15. INSTRUMENTS OF TRANSFER

(a) Subject to these Conditions of Issue, a Noteholder may transfer a Note:

(i) in the case of CHESS Approved Securities, in accordance with the CHESS Rules;

(ii) in any other case, by an instrument of transfer in any common form or other form approved by the Board; or

(iii) by any other method of transferring Notes recognised by the Corporations Act and ASX and approved by the Board.

## 16. REGISTRATION

(a) If a CHESS Approved Security is transferred, the Company must comply with the CHESS Rules.

(b) if an instrument of transfer is used, it must be:

(i) executed by or for both the transferor and the transferee (unless it is a sufficient transfer of marketable securities);

(ii) stamped (if required); and

(iii) delivered to the Company's registered office, together with any evidence the Directors require to prove:

A. the title of the transferor;
B. the transferor's right to transfer the Notes; and
C. the proper execution of the instrument of transfer.

## 17. EFFECT OF TRANSFER

Subject to the CHESS Rules, a transferor of Notes remains the holder of the Notes until the transfer is registered and the name of the transferee is entered in the register of Noteholders as the owner of the Notes.

## 18. NO CHARGE

The Company must not charge a fee to register a transfer.

## 19. REFUSAL TO REGISTER TRANSFER

(a) The Company must not prevent delay or interfere with the generation of a proper SCH transfer or the registration of a paper-based transfer in registrable form. However, the Company may ask SCH to apply a holding lock to prevent a proper SCH transfer, or refuse to register a paper-based transfer, where permitted by the Corporations Act or the Listing Rules. The Company must do so if the Corporations Act or the Listing Rules so require.

(b) The Directors must give notice of any refusal to the Noteholder and any broker lodging the transfer. The notice must set out the reason for the refusal. Failure to do so does not invalidate the decision of the Directors.

## 20. SUSPENSION OF REGISTRATION

Subject to the Corporations Act and the Listing Rules, the Directors may suspend registration of transfers of Notes in the Company at the times and for the periods they decide. The periods of suspension must not exceed 15 days in any calendar year.

## 21. INSTRUMENT OF TRANSFER RETENTION

(a) The Company may keep an instrument of transfer after registration.

(b) If demand is made within 12 months after the Company gives notice of a refusal to register and there is no allegation of fraud, the Company must return the instrument of transfer to the depositor.

## 22. NOTEHOLDER DEATH

(a) If a Noteholder (other than a joint Noteholder) dies, the Company must recognise only the personal representative of the deceased Noteholder as being entitled to the deceased Note holder's Notes.

(b) If a Noteholder who owns Notes jointly dies, the Company must recognise only the survivor as being entitled to the deceased Note holder's interest in the Notes.

## 23. TRANSMISSION

(a) If a person is entitled to Notes because of a Transmission Event and gives the Board the information they reasonably require to establish the person's entitlement:

(i) the person may:

A. by giving notice to the Company, elect to be registered as the holder of the Notes; or

B. by giving a completed instrument of transfer to the Company, transfer the Notes to another person; and

(ii) the person is entitled, whether or not registered as the holder of the Notes, to the same rights as tile Noteholder in respect of which the transmission event occurred.

(b) On receiving a notice under clause 23.1 (a) of this schedule, the Company must register the person as the holder of the Notes.

(c) A transfer under clause 23.1(b) of this schedule is subject to the same rules (for example, about entitlement to transfer and registration of transfers) as apply to transfers generally.

## 24. INTERPRETATION

Terms and expressions given a defined meaning in the Trust Deed to which these Conditions of Issue relate, have the same meaning in these Conditions of Issue as in the Trust Deed.

## SCHEDULE 2 - MEETINGS OF NOTEHOLDERS PROVISIONS

### 1. MEETING CALLED BY TRUSTEE OR COMPANY

(a) The Company may call a meeting of Noteholders; to be held on any date and at any time and place the Trustee approves.

(b) Before calling a meeting, the Trustee or the Company must give notice to the other about the place, date and time for the meeting and the general nature of the business to be transacted at the meeting. If the Company calls the meeting to remove the Trustee and appoint a new trustee in its place, the notice must be given to the Trustee at least 7 days before notices calling the meeting are sent to Noteholders.

(c) The omission by the Trustee or the Company to give notice to the other under this cause will invalidate the proceedings, unless that other party waives the omission.

### 2. MEETINGS

(a) On request in writing of the Noteholders representing not less than 10% of the Principal Amount of all Notes, the Company must call a meeting of Noteholders by giving notice to the Trustee and each Noteholder at the Noteholder's address specified in the Note Register:

(i) to consider the financial statements that were laid before the last preceding annual general meeting of the Company; or

(ii) to give to the Trustee directions in relation to the exercise of the Trustee's powers.

(b) The Trustee may call a meeting:

(i) in the circumstances permitted by section 283EB of the Corporations Act; and

(ii) if requisitioned in accordance with the above clause 2(a).

### 3. NOTICE

(a) At least such number of days' notice must be given to the Noteholders of a meeting as must be given by the Company from time to time under the Corporations Act in respect of meetings of holders of Ordinary Shares (and if there is any difference in the period for special resolutions and ordinary

resolutions at any time, then Special Resolutions will have the same notice period as special resolutions and all other resolutions will have the same notice period as ordinary resolutions). The period of notice is to be calculated exclusive of the date of deemed service.

(b) A notice of a Noteholders' meeting must:

(i) be given to the Trustee, the Auditor and each Noteholder whose names are entered on the Register in the manner prescribed by section 283EA(3) of the Corporations Act;

(ii) set out the date, place and time for the meeting;

(iii) state the general nature of the meeting's business;

(iv) if a resolution is to be proposed at the meeting, set out an intention to propose the resolution and state the resolution; and

(v) comply with the applicable content requirements (if any) of the Corporations Act and the Listing Rules in respect of the business of the meeting.

(c) Non-receipt of notice of a meeting, or failure to give proper notice of a meeting to a person entitled to receive it, does not invalidate anything done at the meeting if:

(i) the failure was accidental;

(ii) the person gives notice to the convenor that the person waives proper notice or agrees to the thing done at the meeting; or

(iii) the person attends the meeting and:

A. does not object at the start of the meeting to the holding of the meeting; or

B. if the notice omitted an item of business, does not object to the consideration of the business when it is presented to the meeting.

## 4. QUORUM

(a) A quorum is formed by holders of at least 5% of the Principal Amount at the date of the meeting.

(b) In determining whether a quorum is present, the chairman of the meeting must count Noteholders, proxies, attorneys, body corporate representatives and any other persons entitled to vote.

(c) The quorum must be present at the commencement of the meeting

(d) If a quorum is not present within 15 minutes after the time appointed for the meeting:

(i) if the meeting was called on the requisition of Noteholders, the meeting is dissolved; and

(ii) any other meeting is adjourned to any day, time and place the Trustee decides.

(e) If a quorum is not present within 15 minutes after the time appointed for an adjourned meeting, the meeting is dissolved.

## 5. CHAIRMAN

(a) A person nominated in writing by the Trustee is entitled to chair all meetings of Noteholders.

(b) If there is no nominee of the Trustee, or if the nominee is not present within 10 minutes after the time appointed for the meeting or is unable or unwilling to act, the Noteholders present may elect a person to chair the meeting.

## 6. REGULATION OF MEETINGS

The chairman may regulate the meeting of Noteholders in any way consistent with this schedule.

## 7. ADJOURNMENT

(a) The chairman may adjourn a meeting of Noteholders to any place. date and time.

(b) The chairman must adjourn a meeting of Noteholders, if the Noteholders present with a majority of votes at the meeting agree or direct the chairman to do so.

(c) New notice of the resumed meeting must be given if the meeting is adjourned for more than a month.

(d) Only unfinished business is to be transacted at a meeting resumed after an adjournment.

## 8. NOTEHOLDERS DECISION MAKING

(a) A meeting of Noteholders makes a decision by passing a resolution

(b) Unless this deed requires an Special Resolution, a resolution is passed if more than 50% of the votes cast by the Noteholders entitled to vote and voting are in favour of the resolution.

(c) An Special Resolution is passed if:

(i) the notice of the meeting sets out an intention to propose the Special Resolution and states the resolution; and

(ii) it is passed by at least 75% of the votes cast by Noteholders entitled to vote and voting on the resolution.

## 9. VOTING

(a) Unless a poll is properly requested, a resolution put to the vote at a meeting of Noteholders must be decided on a show of hands.

(b) If a poll is properly requested, the result of the poll is the resolution of the meeting.

(c) A declaration by the chairman that a resolution is passed, or passed by a particular majority, or lost, and an entry to that effect in the minutes, are sufficient evidence of that fact, unless proved incorrect.

## 10. POLLS

(a) A poll may be requested on any resolution.

(b) A poll may be requested by:

(i) the Trustee;

(ii) the Company;

(iii) one or more Noteholders, present in person or by proxy, attorney or body corporate representative, holding at least 10% of the Principal Amount at that time; or

(iv) the chairman of the meeting.

(c) The poll may be requested:

(i) before a vote is taken;

(ii) before the voting results on a show of hands are declared; or

(iii) immediately after the voting results on a show of hands are declared.

(d) A request for a poll may be withdrawn.

(e) A poll requested on a matter, other than the election of a chairman or the question of an adjournment, must be taken when and how the chairman directs.

(f) A poll on the election of a chairman or the question of an adjournment, must be taken immediately.

(g) A request for a poll does not prevent the meeting dealing with other business pending the holding of the poll.

## 11. VOTING RIGHTS

(a) At a meeting of Noteholders:

(i) on a show of hands, each Noteholder present (in person, by proxy, attorney or body corporate representative) has one vote; and

(ii) on a poll, each Noteholder present (in person, by proxy, attorney or body corporate representative) has one vote for each Note of which the Noteholder is the registered holder.

(b) The chairman has a casting vote, if the chairman has a personal deliberative vote. Otherwise the chairman does not have a casting vote. If there is an equality of votes and the chairman does not have a casting vote, the resolution is deemed lost

(c) If a Note is held jointly and more than one Noteholder votes the Note, only the vote of the Noteholder whose name appears first in the register of Noteholders counts.

(d) The parent or guardian of an infant Noteholder may vote that infant's Note, if the parent or guardian satisfies the Trustee of the relationship or appointment before the meeting. If the infant's parent or guardian votes the Note, the infant Noteholder must not vote.

(e) A person may vote a Note if:

(i) the person is entitled to be registered as the holder of the Note because of a Transmission Event; and

(ii) the person satisfies the Trustee of that entitlement before the meeting.

## 12. CHALLENGING VOTES

(a) A challenge to a right to vote at a meeting of Noteholders may only be made:

(i) before the meeting, to the Trustee; or

(ii) at the meeting, to the chairman of the meeting.

(b) The challenge must be decided by the Trustee or the chairman (as the case may be). The Trustee's decision or the chairman's decision is final.

## 13. PROXIES, ATTORNEYS AND REPRESENTATIVES

(a) A Noteholder, who is entitled to vote at a meeting of Noteholders, may vote on a show of hands and on a poll:

(i) personally;

(ii) by proxy

(iii) by attorney; or

(iv) if a body corporate, by its body corporate representative, or by proxy or attorney.

(b) A proxy, attorney or body corporate representative need not be a Noteholder.

(c) A Noteholder may appoint a proxy, attorney or body corporate representative for all or for particular meetings of Noteholders.

(d) An appointment of an attorney or body corporate representative must be in a form approved by the Trustee.

(e) An appointment of a proxy is valid if it is signed by the Noteholder making the appointment and it contains the following information:

(i) the Noteholders name and address;

(ii) the Company's name;

(iii) the proxy's name or the name of the office held by the proxy; and

(iv) the meetings at which the appointment may be used.

(f) The Trustee may decide to accept a proxy even if it contains only some of that information.

(g) Unless otherwise specified in the appointment, the proxy, attorney or body corporate representative may:

(i) agree to snort notice for the meeting;

(ii) even if the appointment directs how to vote on a particular resolution:

A. vote on an amendment to the particular resolution, a motion not to put the particular resolution or any similar motion; and

B. vote on a procedural motion, including a motion to eject the chairman, to vacate the chair or adjourn the meeting:

(iii) speak at the meeting;

(iv) vote (but only to the extent allowed by the appointment); and

(v) demand or join in a demand for a poll.

(h) If a person represents 2 or more Noteholders, that person has only one vote on a show of hands.

(i) A later appointment of a proxy, attorney or body corporate representative revokes an earlier one if both appointments could not be validly exercised at the meeting.

(j) An appointment may specify the way a proxy, attorney or body corporate representative is to vote on a particular resolution. A proxy may vote only as directed.

(k) An appointment of a proxy is effective only if the Trustee receives the appointment (and any authority under which the appointment was signed or certified copy of the authority) at its registered office at least 48 hours before the meeting or resumed meeting, unless the Trustee decides to reduce that time. These requirements also apply to an appointment of an attorney.

(l) Unless the Trustee receives written notice of the matter before the start or resumption of a meeting, a vote by a proxy, attorney or body corporate representative is valid even if:

(i) there is a Transmission Event in respect of the Noteholder;

(ii) the appointment of the proxy, attorney or body corporate representative is revoked;

(iii) the Noteholder revokes the authority under which the proxy was appointed by a third party; or

(iv) the Noteholder has an external administrator appointed.

(m) A vote by a proxy or attorney is valid even if the Noteholder transfers the Note for which the appointment was given, if the transfer is not registered at the time of the meeting.

(n) A proxy or attorney may take part in a meeting of Noteholders even if the appointor is present. However, if the appointor votes on a resolution, the proxy or attorney must not vote.

## 14. RIGHT TO ATTEND AND SPEAK

The directors, officers, lawyers and auditors of the Company and of the Trustee, or any person authorised by the Company or the Trustee, may attend and speak at any meeting of Noteholders.

## 15. NOTEHOLDER POWERS

(a) Without limiting the powers under the trust deed to which these Meetings of Noteholders Provisions relate, Noteholders may by Special Resolution:

(i) approve any release, modification, waiver, compromise or arrangement of any right of the Noteholders against the Company under the trust deed and the Conditions of Issue to which these Meetings of Noteholder Provisions relate;

(ii) approve but not require (except as provided in the trust deed or Conditions of Issue to which these Meetings of Noteholder provisions relate) the Company to repay the principal in respect of Notes before maturity;

(iii) remove or appoint any Trustee;

(iv) authorise the Trustee to alter or add to the trust deed or Conditions of Issue to which these Meetings of Noteholder Provisions relate and ratify and adopt any alteration or addition to that deed or the Conditions of Issue;

(v) approve, assent, release or waive any breach by the Company of the trust deed or Conditions of Issue to which these Meetings of Noteholder Provisions relate, with or without conditions;

(vi) release the Trustee in respect of any act or omission by the Trustee;

(vii) approve any scheme of arrangement or reconstruction of the Company or for the amalgamation or merger of the Company with another company or corporation; and

(viii) give any consent, authority, direction or request of Noteholders which the Trust Deed or Conditions of Issue to which these Meetings of Noteholders Provisions relate, requires to be given by Special Resolution.

## 16. NOTEHOLDER MEETINGS

(a) The chairman must cause to be taken minutes of meetings of Noteholders.

(b) Subject to clause 16(c) a minute of a meeting, signed by the chairman of that meeting or the next meeting, is sufficient evidence of the proceedings at that meeting unless proved incorrect.

(c) If Noteholders representing 90% of the Principal Amount at any time, have signed a document containing a statement that they are in favour of resolution or a Special Resolution or in the terms set out in the document, a resolution or Special Resolution (as the case may be) will be deemed to have been passed at a duly convened meeting of Noteholders. The resolution or Special Resolution (as applicable) will be deemed passed on the day and at the time at which the document was last signed by a Noteholder and the document will be deemed to constitute a minute of a meeting at which the relevant resolution was deemed passed.

## 17. INTERPRETATION

Terms and expressions given a defined meaning in the Trust Deed to which these Meetings of Noteholders provisions relate have the same meaning in these Meetings of Noteholders provisions as in the Trust Deed.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | 1 & 2 Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 136,020 (One hundred and thirty six thousand and twenty) shares.<br>2. 1,040,000 (One million and forty thousand ) shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 1 & 2 fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 1. 18 (eighteen) cents - Share Purchase Plan<br>2. 8 (eight) cents - Options |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets). | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 2 April 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 416,172,412 | Ordinary fully paid Shares |

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 2,500,000 | Options expiring 30 May 2004 |
| 13,000,000 | Options expiring 1 January 2005 |
| 37,500,000 | Convertible Notes at 40 cents each and redeemable by 29/3/07 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

NOT APPLICABLE

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

| |
|---|
| |

33 +Despatch date

| |
|---|
| |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 2 April 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited

# FOR IMMEDIATE RELEASE

**30 March 2004**

www.citigold.com



## WARRIOR GOLD UPDATE

The second stage of the Warrior Gold Mine development at Charters Towers, in north eastern Queensland, is underway. This stage involves preparation and construction of the portal for the Warrior Mine decline tunnel. The portal is located within the previously successfully mined high-grade Washington open pit, located four kilometres southeast of the Charters Towers city.

The rock face has been drilled and the first cut for the portal blasted on 12 March 2004. Additional blast cuts followed to allow for the installation of steel bracing that will provide a strong entrance to the underground decline tunnel. When this work is completed, the mining of the decline approximately one kilometre long, will commence. Gold production is scheduled at 40,000 ounces per year.



**Photograph showing portal and preliminary steel arch ground support**

The development of the Warrior Gold Mine commenced in November 2003 with site and stabilisation earthworks including the open-pit wall cut-back, technical engineering, dewatering, concreting and installation of offices and workshops. Development of the Warrior Gold Mine is the first mine to be developed under the Gold Production Plan for our flagship gold project at Charters Towers in Australia.

*Mark Lynch*
*Managing Director*
**Citigold Corporation Limited**
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064, Australia
phone : +61 7 3870 8000
fax : +61 7 3870 8111
email : *info@citigold.com*
web site: www.citigold.com

**The Australian Stock Exchange Limited**

***FOR IMMEDIATE RELEASE***

**29 March 2004**

# CONVERTIBLE NOTE

Following requests from various financial planning groups, the directors of Citigold Corporation Limited (ASX code 'CTO') today approved the extension of the closing date for the current Convertible Note offer to Wednesday 28th April, 2004. The extension is considered necessary by the financial planners to allow further time to comprehensively market the offer to investors.

The repayment date for the current loan facility with PEI has been extended to 30 April 2004.

A copy of the Further Supplementary Prospectus dated 29 March 2004 is attached.

If the issue is fully subscribed, the $15,000,000 raised will serve to strengthen CTO's financial position through the replacement of the company's short term primary secured debt with the long term unsecured Convertible Note obligation and provide sufficient funds to resume gold production and cash flow from the Charters Towers area.

CTO intends to make an application to the ASX to list those Convertible Notes already applied for.

*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph* *+61 7 3870 8000*
*fax* *+61 7 3870 8111*
*email* *info@citigold.com.*
*web site:* *www.citigold.com*

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 5,282,301 (Five million two hundred and eighty two thousand three hundred and one) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 18 (eighteen) cents - Share Purchase Plan |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 19 March 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 414,996,392 | Ordinary fully paid Shares |
| 37,500,000 | Convertible Notes issued at 40 cents each and redeemable by 29 March 2007 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 2,500,000 options | Options expiring 30 May 2004 |
| | | 13 million options | Options expiring 1 January 2005 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and +prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 19 March 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2004 JUN 15 P 3:3?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CITIGOLD CORPORATION LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 73,086,027 (Seventy three million and eighty six thousand and twenty seven) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | Pursuant to Offer to Great Mines Limited shareholders – 2 Citigold Corporation Limited shares for every 3 Great Mines Limited shares. |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Scrip offer - takeover of Great Mines Limited by Citigold Corporation Limited pursuant to Bidder's Statement dated 22 October 2003. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 10 March 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 409,714,091 | Ordinary fully paid Shares |
| 37,500,000 | Convertible Notes issued at 40 cents each and redeemable by 29 March 2007 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 1,040,000 options<br><br>2,500,000 options<br><br>13 million options | Options expiring 17 March 2004<br>Options expiring 30 May 2004<br>Options expiring 1 January 2005 |
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and +prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 12 March 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2004 JUN 15 P 3:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**DIRECTORS REPORT**
**CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES**
**FOR THE HALF YEAR ENDED 31 DECEMBER 2003**

Your directors present their report on the consolidated entity consisting of Citigold Corporation Limited and it's controlled entities at the end of the half year ended 31 December 2003.

**Directors**

The following persons were directors of Citigold Limited during the whole of the half year and up to the date of this report: **JJ Foley, MJ Lynch** and **GJ Barns.**

**Review of Operations and Results**

The consolidated results for the half year ended 31 December 2003 attributable to members of the parent entity were:

| | 2003 $ | 2002 $ |
|---|---|---|
| Loss from ordinary activities before related income tax expense | (1,570,834) | (2,521,565) |
| Income tax (expense)/benefit relating to ordinary activities | 0 | 0 |
| Loss from ordinary activities after related income tax expense | (1,570,834) | (2,521,565) |
| Net loss attributable to members of the parent entity | (1,570,834) | (2,521,565) |
| Total changes in equity from non-owner related transactions attributable to the members of the parent entity | (1,570,834) | (2,521,565) |

The consolidated entity's operating result for the period under review was a loss of $1,570,834 compared to an operating loss of $2,521,565 for the previous corresponding period.

The operating result for the current half year includes revenue of $909,091 from the sale of the *Warrior East royalty (refer note 5 to the financial statements).*

**Matters Subsequent to balance date**

Details of matters subsequent to balance date are disclosed in note 5 to the financial statements.

**This report is made in accordance with a resolution of the directors.**

J J Foley - Chairman

Dated 9 March 2004

M J Lynch - Director

Dated 9 March 2004

**STATEMENTS OF FINANCIAL PERFORMANCE**
**CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES**
**FOR THE HALF YEAR ENDED 31 DECEMBER 2003**

| | Note | The Economic Entity 31 December 2003 $ | 31 December 2002 $ |
|---|---|---|---|
| **Revenue from ordinary activities** | 2 | 939,485 | 19,955 |
| **Total revenue from ordinary activities** | 2 | 939,485 | 19,955 |
| Expenses from ordinary activities excluding borrowing costs | 3 | (1,988,836) | (2,314,578) |
| Borrowing costs expense | | (521,483) | (226,942) |
| **Loss from ordinary activities before related income tax expense** | | (1,570,834) | (2,521,565) |
| Income tax (expense)/benefit relating to ordinary activities | | 0 | 0 |
| **Loss from ordinary activities after related income tax expense** | | (1,570,834) | (2,521,565) |
| **Net loss attributable to members of the parent entity** | | (1,570,834) | (2,521,565) |
| **Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity** | | 0 | 0 |
| **Total changes in equity from non-owner related transactions attributable to the members of the parent entity** | | (1,570,834) | (2,521,565) |
| Basic earnings per share | | (0.48 Cents) | (0.75 Cents) |
| Diluted earnings per share | | (0.46 Cents) | (0.75 Cents) |

The accompanying notes form part of these financial statements.

**STATEMENTS OF FINANCIAL POSITION**
**CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES**
**AS AT 31 DECEMBER 2003**

| | | The Economic Entity | |
|---|---|---|---|
| | | 31 December 2003 $ | 30 June 2003 $ |
| **Current assets** | Cash assets | 772,035 | 554,247 |
| | Receivables | 156,587 | 12,410 |
| | Inventories | 431,078 | 431,078 |
| | Total current assets | 1,359,700 | 997,735 |
| **Non-current assets** | | | |
| | Property, plant and equipment | 49,741,830 | 49,499,255 |
| | Other | 500,304 | 500,304 |
| | Total non-current assets | 50,242,134 | 49,999,559 |
| **Total assets** | | 51,601,834 | 50,997,294 |
| **Current liabilities** | | | |
| | Payables | 2,036,546 | 1,259,557 |
| | Interest-bearing liabilities | 7,740,091 | 7,740,795 |
| | Provisions | 164,045 | 195,205 |
| | Total current liabilities | 9,940,681 | 9,195,557 |
| **Non-current liabilities** | Payables | 0 | 0 |
| | Interest-bearing liabilities | 11,316 | 13,708 |
| | Provisions | 526,257 | 500,304 |
| | Total non-current liabilities | 537,573 | 514,012 |
| **Total liabilities** | | 10,478,254 | 9,709,569 |
| **Net assets** | | 41,123,580 | 41,287,725 |
| **Equity** | Contributed equity | 56,459,654 | 55,052,965 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 |
| | Accumulated losses | (27,932,328) | (26,361,494) |
| **Total Equity** | | 41,123,580 | 41,287,725 |

The accompanying notes form part of these financial statements.

**STATEMENTS OF CASH FLOWS**
**CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES**
**FOR THE HALF YEAR ENDED 31 DECEMBER 2003**

| | The Economic Entity | |
|---|---|---|
| | 31 December 2003 $ | 31 December 2002 $ |
| ***Cash flows from operating activities*** | | |
| GST refunded | 0 | 0 |
| Brilliant Gold Reef Project exploration fees | 0 | 200,829 |
| *Sale of Warrior trust royalty* | 909,091 | *0* |
| Other cash receipts | 30,050 | 0 |
| *Cash receipts in the course of operations* | 939,141 | 200,829 |
| Other payments to suppliers and employees | (714,912) | (1,115,463) |
| GST paid to ATO | 0 | (130,634) |
| Cash payments in the course of operations | (714,912) | (1,246,097) |
| Interest received | 985 | 0 |
| Borrowing costs paid | (566,744) | (227,262) |
| **Net cash used in operating activities** | (341,531) | (1,272,530) |
| **Cash flows from investing activities** | | |
| Payments for property, plant and equipment | (51,698) | (27,354) |
| Payments for other assets | 0 | 0 |
| Payments for: | | |
| Exploration, evaluation and development expenditure | (742,269) | (704,613) |
| Loans to other entities | 0 | 0 |
| Proceeds on sale of investments | 0 | 0 |
| Payments for investments | 0 | 0 |
| **Net cash (used in) / provided by investing activities** | (793,968) | (731,967) |
| **Cash flows from financing activities** | | |
| *Proceeds from issues of shares and options* | 1,361,383 | 1,229,511 |
| Proceeds of borrowings | 0 | 127,000 |
| Cash repayment of borrowings | (8,096) | (150,000) |
| Share buy back | 0 | 0 |
| **Net cash provided by financing activities** | 1,353,287 | 1,206,511 |
| Net increase / (decrease) in cash held | 217,788 | (797,986) |
| **Cash at the beginning of the period** | 554,247 | 1,202,188 |
| **Cash at the end of the period** | 772,035 | 404,202 |

The accompanying notes form part of these financial statements.

## 1 BASIS OF PREPARATION

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the *Corporations Act 2001* , Accounting Standard AASB 1029: Interim Financial Reporting, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

This financial report should be read in conjunction with the annual financial report for the year ended 30 June 2003 and any public announcements made by Citigold Corporation Limited and it's controlled entities during the half-year in accordance with continuous disclosure requirements arising under the *Corporations Act 2001* .

These accounting policies have been consistently applied by each entity in the consolidated entity and are consistent with the accounting policies applied in the 30 June 2003 annual report.

The half year financial report does not include full disclosures of the type normally included in an annual financial report.

| | | The Economic Entity | |
|---|---|---|---|
| | | 31 December 2003 $ | 31 December 2002 $ |
| 2 | **Revenue from ordinary activities** | | |
| | Exploration fees from the Brilliant Gold Reef Project | 0 | 0 |
| | Sale of Warrior Royalty | 909,091 | 0 |
| | Short term equipment hire | 20,258 | 14,998 |
| | Interest received | 985 | 2,207 |
| | Gross proceeds from sale of non-current assets | 0 | 0 |
| | Insurance proceeds received | 0 | 2,750 |
| | Grants Received | 9,151 | 0 |
| | **Total revenue from ordinary operating activities** | **939,485** | **19,955** |

| | | | |
|---|---|---|---|
| 3 | **Loss from ordinary activities before income tax expense has been arrived at after charging the following items:** | | |
| | Depreciation and amortisation of non-current assets | 440,266 | 400,200 |
| | Write off of previously capitalised exploration expenditure | 100,407 | 0 |
| | Commissions paid | 50,000 | 0 |
| | Consultancy Fees | 264,968 | 239,882 |
| | Contractors | 15,596 | 135,737 |
| | Staff Costs | 292,953 | 647,276 |
| | Mineral tenement charges | 157,379 | 152,809 |
| | Other expenses from ordinary activities | 667,267 | 739,672 |

## 4 SEGMENT INFORMATION

**Business Segments - Primary reporting**
The consolidated entity operates in the following business segments:

*Gold mining exploration and development*
Exploration and development of the Charters Towers goldfield.

*Technology investment*
The consolidated entity has a passive investment in an unlisted technology company.

**Geographical Segments - Secondary reporting**
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

| Primary consolidated segmental reporting | Exploration and Development 31 December 2003 | Technology Investment 31 December 2003 | Unallocated 31 December 2003 | Consolidated 31 December 2003 |
|---|---|---|---|---|
| External Revenue | 929,349 | 0 | 10,136 | 939,485 |
| Segment result | (1,059,487) | 0 | (511,347) | (1,570,834) |
| Segment depreciation and amortisation | (440,266) | 0 | 0 | (440,266) |
| Segment total other non-cash expenses | (100,407) | 0 | 0 | (100,407) |

## 5 MATTERS SUBSEQUENT TO BALANCE DATE

In January 2004 the entity announced a share purchase plan open to existing shareholders. The share purchase plan raised in excess of $970,000.

In February 2004 the entity issued a prospectus to raise $15,000,000 by offering 37,500,000 convertible notes at an issue price of 40 cents each. Funds raised from the sale of the convertible notes will be used to retire existing debt and to fund development activities. Full details are provided in the prospectus.

After receiving acceptances from over 90% of the shareholders of Great Mines Limited the economic entity completed the compulsory acquisition of the share capital of Great Mines Limited In February 2004

## 6 CONTINGENT LIABILITIES

During the 6 month accounting period ended 31 December 2003 the entity entered into an agreement with the trustee of an unrelated unit trust to pay future royalties from gold production. The consideration received for the royalties payable in the future has been recorded as revenue.

The amount and timing of any payments by the entity is contingent on a number of future events and circumstances, such as the future price of gold and the timing and amount of gold production. The effect of these circumstances cannot be accurately predicted at the date of signing these financial statements. In general terms the minimum amount payable under the agreements is nil and the maximum amount payable is 1.4% of the value of 40,000 ounces of gold plus $1 million.

## 7 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

## DIRECTORS' DECLARATION

The directors declare that the financial statements and notes set out on pages 2 to 6 are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professior reporting requirements in Australia;

(b) give a true and fair view of the company's and consolidated entity's financial position as at 31 Decembe and of their performance, as represented by the results of their operations and their cash flows, for the six month accounting period ended on that date; and

(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when the become due and payable.

This declaration is made in accordance with a resolution of the directors.

**J J Foley**
*Director*

Date 9 March 2004

**M J Lynch**
*Director*

Date 9 March 2004

**INDEPENDENT REVIEW REPORT**
**TO THE MEMBERS OF**
**CITIGOLD CORPORATION LIMITED**

NEXIA COURT & CO
NEXIA INTERNATIONAL
CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square,
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

**Statement**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report is not presented in accordance with:

- the *Corporations Act 2001* in Australia, including giving a true and fair view of the financial position of the Citigold Corporation Group (defined below) as at 31 December 2003 and of its performance for the half-year ended on that date
- Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*.

**Inherent Uncertainty Regarding Continuing Operations**

Under an extension to the terms of repayment, the loan of $7,490,514 by Princeton Economics International Ltd (in provisional liquidation) is due 31 March 2004.

The total loan will be repaid from the proceeds of proposed share and note issues. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainty of proceeds is not yet known, it is uncertain what may be the effect for the continuing operations of the entities in the economic entity.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

**Scope and summary of our role**

**The financial report – responsibility and content**

The preparation of the financial report for the half-year ended 31 December 2003 is the responsibility of the directors of Citigold Corporation Limited. It includes the financial statements for the Citigold Corporation Group (the Group), which incorporates Citigold Corporation Limited (the company) and the entities it controlled during the half-year ended 31 December 2003.

**The auditor's role and work**

We conducted an independent review of the interim financial report in order for the company to lodge it with the Australian Securities and Investments Commission. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

**INDEPENDENT REVIEW REPORT TO THE MEMBERS OF CITIGOLD CORPORATION LIMITED (Continued)**

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029: *Interim Financial Reporting* and other mandatory professional reporting requirements in Australia, and the *Corporations Regulations 2001*, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

- inquiries of company personnel of certain internal controls, transactions and individual items
- analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

**Independence**
As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the *Corporations Act 2001* and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

**Nexia Court & Co**
*Chartered Accountants*

Stuart H. Cameron
**Stuart H Cameron**
*Partner*

**Sydney** 9/3/04

The Australian Stock Exchange Limited

**FOR IMMEDIATE RELEASE**



www.citigold.com
CITIGOLD corporation

**10 March 2004**

# Revocation of Stop Order

Citigold Corporation Limited is pleased to announce that the Interim Stop order issued by ASIC in respect of the Replacement Prospectus for the issue of Convertible Notes has now been revoked by ASIC. The website of the company previously displayed a copy of a report by SavingsFactory Limited. That report is no longer available from the website. In making a decision to invest pursuant to the Prospectus the Company recommends that investors rely only on the matters contained in the Prospectus rather than this, or any other, report.

*Roslynn Shand*
*Company Secretary*
**Citigold Corporation Limited**
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064, Australia
phone : +61 7 3870 8000 fax : +61 7 3870 8111
email : *info@citigold.com* web site: www.citigold.com

CITIGOLD corporation

The Australian Stock Exchange Limited

**_FOR IMMEDIATE RELEASE_**

**9 March 2004**

## CONVERTIBLE NOTE

An interim stop order has been issued on the Convertible Note Prospectus dated 27 February 2004.

Citigold Corporation Limited is confident the issue raised will be quickly resolved with the Australian Securities and Investments Commission. A further announcement will be made by the company tomorrow.

*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@citigold.com.*
*web site: www.citigold.com*

The Australian Stock Exchange Limited

**FOR IMMEDIATE RELEASE**

www.citigold.com CITIGOLD corporation

**8 March 2004**

# ANALYST SUPPORTS NOTE ISSUE

The recently-released Convertible Note Prospectus to raise $15 million has been analysed by Dr Tony Rumble of the independent research group, the Savings Factory Limited, and given a positive verdict. In particular, the report confirms that the Note is correctly priced and that the Notes should trade at a premium when listed on the ASX.

A full copy of Dr Rumble's report can be reviewed in context on Citigold's web site by clicking 'Convertible Note Prospectus' in Latest News section then click 'Link to Research Report'. Alternatively direct link through web address http://www.citigold.com/files/citigold_research_report.pdf

The Convertible Note is believed to be the only new issue gold Note in the Australian market place at present and offers a minimum 12% annual return to investors. The Note has additional benefits linked to an increase in the A$ gold price. Plus, capital gains benefits are possible if CTO's stock trades over 40 cents over the next three years. This is reasonable to expect with the stock having traded to 36 cents over the last 12 months, gold production approaching and further expansion plans proposed.

A copy of the Prospectus and research report can be obtained by contacting the Issue Adviser and Lead Managers representative - Luke Russell, General Manager, Strategic Joint Partners Pty Ltd (Capital Markets) direct on 07 3007 6500 or by email luke_russell@sjpgroup.com. Alternatively a copy of the Prospectus and research report can be obtained direct from Citigold by contacting our office or online at www.citigold.com/prospectus.htm

*Roslynn Shand*
*Company Secretary*

**Citigold Corporation Limited**
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064, Australia
phone : +61 7 3870 8000 fax : +61 7 3870 8111
email : *info@citigold.com* web site: www.citigold.com

The Australian Stock Exchange Limited

**FOR IMMEDIATE RELEASE**



www.citigold.com
CITIGOLD corporation

**3 March 2004**

# GOLD PRODUCTION ON TARGET

The first stage of the Warrior Gold Mine development at Charters Towers is complete. This stage consisted of the preparation of the Washington Open Pit in readiness for the installation of the Warrior Decline portal. The works included cutting back the top three benches of the open pit and filling part of the pit floor to provide an access ramp and portal platform. Earthworks and blasting on the benches is complete, and the wall angle cut back to 50 degrees. Rockbolting and meshing is complete and concrete shotcreting of the portal area will be completed this week.

Tennent, Isokangas Pty Limited, consulting mining engineers, have been awarded the contract for the detailed design of the Warrior Decline and associated underground mine design work. The geotechnical design and risk assessment work is being overseen by Coffey and Partners. Negotiations with contractors for the underground mining contract are underway, with a shortlist for final pricing prepared by project managers, Transfield Services. The decline and development contract will be of the order of $3.4 million which includes much of the ore zone level development and primary ventilation.

Initial financing for the project was secured with the fully subscribed one million dollar Australian Gold Trust No. 1 raising in November 2003 and a further one million dollars through the January 2004 Share Purchase Plan. The recent release of a Convertible Note Prospectus, to raise $15 million, has been well received by the market and will see the balance of the Warrior funding completed in March. The independent research group, the SavingsFactory Limited has issued a positive report on the Notes indicating that the interest rate return of 12% per annum adequately compensates investors for the risk inherent in the offer and that the Notes should trade at a premium to their original issue price. A copy of the Prospectus and research report can be obtained at www.citigold.com/Prospectus.htm.

Citigold Corporation has appointed Russell Capital Management Pty Ltd, in association with the Australian Financial Services Licencee Strategic Joint Partners Pty Ltd, to co-ordinate marketing of the Prospectus. The Note offer closes on 29 March 2004.

The Warrior Mine development is progressing according to plan, and gold bar production is scheduled for the third quarter of 2004. Gold revenue of over A$20 million is scheduled for the first 12 months of production. The investment by Citigold in the mine of approximately A$5 million will generate a cash surplus of $9 million in the first 12 months with a further A$9 million surplus expected in year two.

*Roslynn Shand*
*Company Secretary*
**Citigold Corporation Limited**
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064, Australia
phone : +61 7 3870 8000 fax : +61 7 3870 8111
email : info@citigold.com web site: www.citigold.com

**The Australian Stock Exchange Limited**

***FOR IMMEDIATE RELEASE***

**27th February, 2004**

# Citigold Exports Gold Awards to Dubai

Citigold Corporation (ASX code 'CTO"), an Australian emerging gold company, has scored a brand marketing coup in Dubai and India with its sponsorship of the 'Zee Cine Awards' in Dubai on 26 February. The Zee Cinema awards are one of the most watched events on television in India, neighbouring countries and associated communities around the world.

Citigold Corporation was responsible for the manufacture and supply of the impressive trophies incorporating 24 carat gold which will be presented to the rich and famous stars of Indian cinema. These awards are the highlight of the huge Indian 'Bollywood' film industry's year.

The trophies, designed by Citigold Corporation, were custom manufactured in Brisbane Australia to exacting standards and air freighted to the event. The holding of the event in Dubai signals the further internationalisation of the Indian film industry.

The Managing Director of Citigold Corporation, Mr. Mark Lynch, said in Dubai - "The sponsorship of the awards has raised our company's profile in the region enormously. We have set about establishing our 'brand' of gold in preparation for planned shipments of gold to Dubai after August this year". India is the largest physical buyer of gold each year and Dubai, in the United Arab Emirates (UAE), is the world's largest physical gold trading centre. Brand building in Dubai is a logical step for our gold company

In September 2003 Citigold Corporation's marketing and brand building operations were officially launched in Dubai by the Honorable Peter Costello MP, Treasurer for the Commonwealth of Australia, whilst he was attending the World Bank and IMF meetings.

Strongly endorsing Citigold Corporation's professionalism and marketing strategy, Mr. Moin Anwar, Senior Business Development Manager for Austrade in the UAE said, "This brand building initiative by Citigold Corporation is a stroke of genius by the company. Their ability to so quickly establish a brand 'footprint' in the world's biggest gold market is to be applauded".

The company is now finding that it is being approached by organisations in the gold industry as to how can they participate in the growth anticipated in Citigold Corporation's business. Part of this growth, to be funded by accessing the world's financial markets, will include listing on an overseas Stock Exchange. After studying the world's stock exchanges CTO is getting close to deciding on the market that will best fit its expansion program.

Over the last six months Citigold Corporation's operations have been transformed. The management team in Australia headed by Mr. Christopher Towsey, General Manager Mining and Exploration, has overseen the Company's change of name, takeover of Great Mines Limited to secure 100% ownership of the giant goldfield and the formation of a close alliance with the experienced project managers Transfield Services. Mr. Towsey said "My management team is clearly focused on developing and extracting the large and rich gold resources at Charters Towers".

**Background**

Citigold Corporation is an innovative gold mining company developing Australia's richest major goldfield at Charters Towers, located in north-eastern Australia about 1000 km north of Brisbane. The company's mines are located around and beneath the city. Annual gold production will commence at 40,000 ounces per year and will grow to 250,000 ounces per year over a period of years. With the innovative GoldTec Mining System that it has developed, Citigold Corporation aims to fully automate the underground mining process and maximise efficiency by using the latest available mining technology including 'robotic' machines.

*Mark Lynch*
*Managing Director*

For further information see our web site www.citigold.com or contact -


Australia : Citigold Corporation
Phone : +61 7 3870 8000
Fax : +61 7 3870 8111
Email: info@citigold.com
www.citigold.com

Dubai : Citigold Corporation
Phone/Fax : +971 4 340 4588
Mobile : +971 50 658 0946
Email : dubai@citigold.com

**The Australian Stock Exchange Limited**

***FOR IMMEDIATE RELEASE***

**19 February 2004**

## CONVERTIBLE NOTE PROSPECTUS

The exposure period for the convertible note prospectus dated 12 February 2004 has been extended for a further 7 days until 26 February 2004.

*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@citigold.com.*
*web site: www.citigold.com*

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| |
|---|
| CITIGOLD CORPORATION LIMITED |

ABN

| |
|---|
| 30 060 397 177 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Convertible Notes fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | Up to 37,500,000 (Thirty seven million) five hundred thousand convertible notes |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | The convertible notes issued at 40 cents each redeemable by 5pm, 29 March 2007. A convertible note may be converted to one fully paid ordinary share in Citigold Corporation Limited at any time from the date of issue until the redemption date. The convertible notes earn interest at the rate of 12% per annum on the face value of the notes (40 cents) payable quarterly in arrears. Citigold Corporation Limited will repay the issue price of 40 cents for each convertible note that has not been converted at the redemption date. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A<br><br>Ordinary shares issued on conversion of convertible notes will rank equally in all respects with existing ordinary shares. |
| 5 | Issue price or consideration | 40 cents per convertible note |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Funds to be used:-<br>(i) to provide funds to refinance an existing loan facility;<br>(ii) to set aside funds for the payment of interest; and<br>(iii) for working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | To be advised |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 336,628,064 | Ordinary fully paid Shares |
| 37,500,000 | Convertible Notes issued at 40 cents each and redeemable by 29 March 2007 |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,040,000 options | Options expiring 17 March 2004 |
| 2,500,000 options | Options expiring 30 May 2004 |
| 13 million options | Options expiring 1 January 2005 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

NOT APPLICABLE

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

## Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

*Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.*

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

*+ See chapter 19 for defined terms.*

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 19 February 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited

# FOR IMMEDIATE RELEASE

**12 February 2004**

www.citigold.com
CITIGOLD corporation

## CONVERTIBLE NOTE PROSPECTUS

Citigold Corporation Limited (ASX Code 'CTO') has launched a $15 million convertible note issue. A summary of some of the principal terms includes -

| | |
|---|---|
| **Issue Type** | Unsecured Convertible Note |
| **Trustee** | ANZ Executors & Trustee Company Limited |
| **Notes on offer** | 37,500,000 |
| **Face Value** | $0.40 per Note |
| **Share Price - 12 months** | High $0.36 to Low $0.085 |
| **Applications for Notes** | Minimum of 5,000 notes ($2,000) |
| **Notes ASX Listing** | Yes |
| **Application Closing Date** | 29 March 2004 or earlier if sold out |
| **Maturity Date** | 29 March 2007 |
| **Interest Rate** | 12% p.a., plus yield enhancer linked to the A$ gold price |
| **Interest Cover** | Funds retained to cover first 12 months interest |
| **Interest Payments** | Quarterly in arrears – commence 29 June 2004 |
| **Redemption** | Convert into Shares or redeem full face value on 29/03/07 |
| **Conversion Terms** | Note holders may convert any time prior to Redemption Date on a ratio of 1 Convertible Note: 1 Ordinary Share |

The proposed application of the proceeds raised includes retiring debt, retaining 12 months interest and working capital including funding development of the Warrior gold mine.

The Prospectus was lodged with the Australian Securities & Investments Commission (ASIC) on 12 February 2004 and is subject to a minimum 7 day exposure period under the Corporations Act. Applications cannot be accepted prior to 20 February 2004. An electronic copy of the Prospectus containing full details of the Issue will be available on our website www.citigold.com and should be read in its entirety.

*Roslynn Shand*
*Company Secretary*
**Citigold Corporation Limited**
ACN 060 397 177
19 Lang Parade, Milton, Brisbane 4064
phone : +61 7 3870 8000 fax : +61 7 3870 8111
email : *info@citigold.com* web site: www.citigold.com

# Citigold Corporation Limited

**ACN 060 397 177**

## Further Supplementary Prospectus

This is a Further Supplementary Prospectus intended to be read with the Replacement Prospectus dated 27 February 2004, the Supplementary Prospectus dated 10 March 2004 and the Further Supplementary Prospectus dated 29 March 2004 (**Prospectus**) relating to the offer of up to 37,500,000 convertible notes in the Company to raise $15,000,000.

This Further Supplementary Prospectus is dated 8 April 2004 and was lodged with the Australian Securities & Investments Commission (**ASIC**) on 8 April 2004. None of ASIC, the Australian Stock Exchange Limited and their respective officers take responsibility for the contents of this Further Supplementary Prospectus.

Pursuant to Section 719 (4) of the Corporations Act, the information set out below is taken to be included in the Prospectus. Terms defined in the Prospectus have the same meaning in the Further Supplementary Prospectus except where otherwise defined in this Further Supplementary Prospectus.

As advised in the Prospectus, the Company intended to list the Convertible Notes. On 2 April 2004, CTO applied for quotation of an initial 3,182,500 Notes on the ASX, which were listed for trading on 7 April 2004. Investors should refer to the Convertible Notes trading on the ASX prior to making a decision to invest.

Intending investors pursuant to the Prospectus should rely on the information contained in the Prospectus for the purposes of deciding whether or not to invest in the issue of Convertible Notes the subject of the Prospectus.

This Further Supplementary Prospectus has been authorised and approved by a unanimous resolution of the directors of Citigold Corporation Limited.

Mark J Lynch
Director

Dated 8 April 2004

# Citigold Corporation Limited

**ACN 060 397 177**

## Further Supplementary Prospectus

This is a Further Supplementary Prospectus intended to be read with the Replacement Prospectus dated 27 February 2004, the Supplementary Prospectus dated 10 March 2004, the Further Supplementary Prospectus dated 29 March 2004 and the Further Supplementary Prospectus dated 8 April 2004 (**Prospectus**) relating to the offer of up to 37,500,000 convertible notes in the Company to raise $15,000,000.

This Further Supplementary Prospectus is dated 28 April 2004 and was lodged with the Australian Securities & Investments Commission (**ASIC**) on 28 April 2004. None of ASIC, the Australian Stock Exchange Limited and their respective officers take responsibility for the contents of this Further Supplementary Prospectus.

Pursuant to Section 719 (4) of the Corporations Act, the information set out below is taken to be included in the Prospectus. Terms defined in the Prospectus have the same meaning in the Further Supplementary Prospectus except where otherwise defined in this Further Supplementary Prospectus.

1. The closing date of the Prospectus has been extended until 9 May 2004. The final allotment date of the Convertible Notes is now anticipated to take place by 10 May 2004 with the final quotation of all Convertible Notes to be traded on the ASX anticipated by 12 May 2004.

2. The repayment date for the Loan Facility with PEI has been extended until 1 June 2004.

Intending investors pursuant to the Prospectus should rely on the information contained in the Prospectus for the purposes of deciding whether or not to invest in the issue of Convertible Notes the subject of the Prospectus.

This Further Supplementary Prospectus has been authorised and approved by a unanimous resolution of the directors of Citigold Corporation Limited.

John J Foley
Chairman

Dated 28 April 2004

# Citigold Corporation Limited

**ACN 060 397 177**

## Further Supplementary Prospectus

This is a Further Supplementary Prospectus intended to be read with the Replacement Prospectus dated 27 February 2004 and the Supplementary Prospectus dated 10 March 2004 (**Prospectus**) relating to the offer of up to 37,500,000 convertible notes in the Company to raise $15,000,000.

This Further Supplementary Prospectus is dated 29 March 2004 and was lodged with the Australian Securities & Investments Commission (**ASIC**) on 29 March 2004. None of ASIC, the Australian Stock Exchange Limited and their respective officers take responsibility for the contents of this Further Supplementary Prospectus.

Pursuant to Section 719 (4) of the Corporations Act, the information set out below is taken to be included in the Prospectus. Terms defined in the Prospectus have the same meaning in the Further Supplementary Prospectus except where otherwise defined in this Further Supplementary Prospectus.

1. The closing date of the Prospectus has been extended until 28 April 2004.The final allotment of the Convertible Notes is now anticipated to take place by 3 May 2004 with the final quotation of all Convertible Notes to be traded on the ASX anticipated by 10 May 2004.
2. The repayment date for the Loan Facility with PEI has been extended until 30 April 2004.

Intending investors pursuant to the Prospectus should rely on the information contained in the Prospectus for the purposes of deciding whether or not to invest in the issue of Convertible Notes the subject of the Prospectus.

This Further Supplementary Prospectus has been authorised and approved by a unanimous resolution of the directors of Citigold Corporation Limited.

John J Foley
Chairman

Dated 29 March 2004

# Citigold Corporation Limited

**ACN 060 397 177**

## Supplementary Prospectus

This is a Supplementary Prospectus intended to be read with the Replacement Prospectus dated 27 February 2004 (**Prospectus**) relating to the offer of up to 37,500,000 convertible notes in the Company to raise $15,000,000.

This Supplementary Prospectus is dated 10 March 2004 and was lodged with the Australian Securities & Investments Commission (**ASIC**) on 10 March 2004. None of ASIC, the Australian Stock Exchange Limited and their respective officers take responsibility for the contents of this Supplementary Prospectus.

Pursuant to Section 719 (4) of the Corporations Act, the information set out below is taken to be included in the Prospectus. Terms defined in the Prospectus have the same meaning in the Supplementary Prospectus except where otherwise defined in this Supplementary Prospectus.

An external research report issued by the SavingsFactory Limited is, as of the date of this Prospectus, no longer available from the Company's WebSite.

Intending investors pursuant to the Prospectus should rely on the information contained in the Prospectus for the purposes of deciding whether or not to invest in the issue of Convertible Notes the subject of the Prospectus.

This Supplementary Prospectus has been authorised and approved by a unanimous resolution of the directors of Citigold Corporation Limited.

Mark Lynch
Director

Dated 10 March 2004

CITIGOLD corporation

# PROSPECTUS

**27 February 2004**

Issue of 37,500,000

**CONVERTIBLE NOTES**

at a price of $0.40 per Note earning interest at

**12% per year maturing on 29 March 2007**

This is a replacement prospectus dated 27 February 2004 replacing the prospectus dated 12 February 2004. **This Prospectus is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for Convertible Notes. The Directors consider an investment in unsecured Convertible Notes made pursuant to this Prospectus to be speculative. Applicants should consult their professional advisers for advice in respect of the contents of this Prospectus.**

CITIGOLD CORPORATION LIMITED
ABN 30 060 397 177
AUSTRALIA

# Corporate Directory

| | |
|---|---|
| **Issuer** | Citigold Corporation Limited<br>(formerly Charters Towers Gold Mines Limited)<br>ABN 30 060 397 177<br>ASX Code: 'CTO' |
| **Registered Office** | Suite 5a, 19 Lang Parade, Milton<br>BRISBANE QLD 4064 AUSTRALIA<br>Mail : PO Box 1909 Milton, 4064<br>Phone: +61 7 3870 8000<br>Fax: +61 7 3870 8111 |
| **Website** | www.citigold.com |
| **Directors** | John Foley, BD LLB BL (Dublin) (Non-Executive Director)<br>Mark Lynch, (Managing Director)<br>Greg Barns, BA LLB (Non-Executive Director) |
| **Company Secretary** | Roslynn Shand, BA LLB FCIS |
| **Auditors and Independent Accountants** | Nexia Court & Co, Chartered Accountants<br>Level 29 264 George Street<br>SYDNEY NSW 2000 AUSTRALIA |
| **Legal Advisers** | Hemming & Hart, Lawyers<br>Level 2 307 Queen Street<br>BRISBANE QLD 4000 AUSTRALIA |
| **Home Stock Exchange** | Australian Stock Exchange Limited<br>Exchange Centre, Level 4 20 Bridge Street<br>SYDNEY NSW 2000 AUSTRALIA |
| **Share Registry** | Computershare Investor Services Pty Limited<br>Level 27 Central Plaza Building<br>345 Queen Street<br>BRISBANE QLD 4000 AUSTRALIA<br>Phone: +61 7 3237 2100<br>Fax: +61 7 3229 9860 |
| **Trustee** | ANZ Executors & Trustee Company Limited<br>ABN 33 006 132 332<br>21/530 Collins Street<br>MELBOURNE VICTORIA AUSTRALIA<br>Phone: +613 9273 2945<br>Fax: +61 3 9605 3437 |

# TABLE OF CONTENTS

# IMPORTANT INFORMATION

**This Prospectus was lodged with the Australian Securities and Investments Commission on 27 February 2004 and is a replacement prospectus for the prospectus which was originally lodged on 12 February 2004. The original date of lodgement, being 12 February 2004 is the date of this Prospectus.**

Neither the ASIC nor ASX nor any of their respective officers take any responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

This Prospectus is subject to an Exposure Period. No Applications for Notes will be accepted nor will Notes be issued on the basis of this Prospectus earlier than 7 days after lodgement of this Prospectus with ASIC, or any longer period required by ASIC under section 727(3) of the Corporations Act.

No preference will be conferred on persons who lodge Applications before the expiry of the Exposure Period.

Application will be made to the ASX within 7 days of the date of this Prospectus for official quotation of the Notes offered pursuant to this Prospectus.

This Prospectus is materially the same as the prospectus dated 12 February 2004 save for typographical, grammatical and date corrections, an updated Pro Forma Statement of Financial Position in Section 6.6, further risk disclosures and information regarding the Royalty Commitments in Section 8.5 of this Prospectus.

This Prospectus will be issued in paper form. A copy of this Prospectus may also be viewed online at Company's website, **www.citigold.com**. Investors can only apply for Notes on the Application Form and on the terms and conditions set out in this Prospectus. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to a hard copy of this prospectus or it accompanies the complete and unaltered version of this Prospectus. During the Issue Period any person may obtain a hard copy of this Prospectus free of charge by calling –

Mrs Roslynn Shand, the Company Secretary
on 07 3870 8000 during normal business hours
or by email on **rshand@citigold.com**

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of securities in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Issue which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as being authorised by the Company in connection with the Issue.

Please refer to the Definitions section in this Prospectus for the definitions, explanation of terms and abbreviations used in parts of this Prospectus.

**The securities offered by this Prospectus should be considered speculative. Before deciding to invest in the Company potential investors should read the entire Prospectus and the risk factors that could affect the financial performance of the Company. The price of securities may rise or fall according to a number of factors. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.**

# CONVERTIBLE NOTES – SUMMARY

| | |
|---|---|
| **Issue Type** | Unsecured Convertible Note |
| **Notes on offer** | 37,500,000 |
| **Face Value** | $0.40 per Note |
| **Share Price over last 12 months** | High $0.36<br>Low $0.085 |
| **Applications for Notes** | Minimum of 5,000 Convertible Notes (being minimum Application Money of $2,000), and thereafter in multiples of 2,500 Convertible Notes (being $1,000). |
| **Notes ASX Listing** | Yes |
| **Maturity Date** | 29/03/07 |
| **Interest Rate** | 12% per annum base yield, plus a yield enhancer linked to the A$ gold price. This pays an extra 1% per annum for every A$50 rise in the A$ gold price above A$550 per ounce. |
| **Interest Cover** | Sufficient funds will be retained from the Issue to meet all interest payments for the first 12 months. |
| **Interest Payment Dates** | Quarterly payments in arrears - 29/06/04, 29/09/04, 29/12/04, 29/03/05, 29/06/05, 29/09/05, 29/12/05, 29/03/06, 29/06/06, 29/09/06, 29/12/06, 29/03/07 |
| **Redemption** | Redeemable for full face value on 29/03/07 (if not converted to Shares earlier) |
| **Conversion Terms** | Note holders may convert their Notes into Ordinary Shares any time prior to the Redemption Date.<br>The number of Ordinary Shares to be issued to the Note holder on conversion of the Convertible Notes will be determined in accordance with the following formula:<br>1 Convertible Note: 1 Ordinary Share |
| **Ranking** | The claims of Note holders rank after secured claims and obligations preferred under the law, but before claims of shareholders of the Company. |

# INVESTMENT HIGHLIGHTS

* Established company publicly-listed on the ASX since 1993. The share price has ranged from a low of $0.085 to a high of $0.36 over the last 12 months.

* The company's net assets are over $40 million as at 30/06/03 (including a substantial gold extraction plant and fully permitted tailings facility).

* Market capitalisation of the Company as at the date of this Prospectus is approximately $60 million.

* Experienced Board and management with hands-on operational, financial, legal and management expertise in the gold mining industry.

* Opportunity to invest in a high yielding security (minimum 12% per annum interest rate) which provides capital protection over three years along with upside exposure to any future growth of the Company's share price.

* The Notes have ANZ Executors & Trustee Company Limited as Trustee to ensure that the first 12 months of interest payments are set aside and that investors interests are uniformly represented.

* Opportunity for investors and shareholders to participate in an advanced stage rejuvenation project of one of Australia's great goldfields – Charters Towers.

* Warrior gold mine is scheduled to produce gold at an initial rate of 40,000 ounces per year commencing in the second half of 2004.

* Granted mineral tenure in and around the city of Charters Towers in North Queensland covering some 100 square kilometres.

* The Company's mineral tenure contains over one million ounces of gold (in all Mineral Resource categories as defined in the JORC Code) comprising 3.7 million tonnes grading an average of 8.4 g/t Au.

* Future gold potential continues to be assessed and the Company's long term objective, subject to successful exploration and development, is to become a consistent gold producer over an extended mine life.

* The Notes will be quoted on the ASX.

# HOW TO APPLY FOR NOTES

Applications for Notes may only be made during the Application Period on the Application Form that accompanies this Prospectus. Instructions on how to complete the Application Form are on the back of the Application Form. Applications that are not made on the Application Form will not be accepted by the Company.

Applications for Notes must be accompanied by the appropriate Application Money for the number of Notes applied for in the Application Form.

Payment can be made by

(a) **credit card** – please complete the credit card details on the Application Form; or

(b) **cheque** – cheques should be drawn on an Australian bank in Australian dollars and should be made payable to –

**"CITIGOLD CORPORATION LIMITED"**
and be crossed
**"NOT NEGOTIABLE".**

All Application Forms must be lodged to the attention of the Company Secretary at the registered office or mailing address of the Company:

**Suite 5a, 19 Lang Parade, MILTON Queensland 4064**
**PO Box 1909 MILTON Queensland 4064 Australia**

The Application Period is expected to open at 9.00am EST on 5/03/04 ("Opening Date") and close at 5.00pm EST on 29/03/04 ("Closing Date").

**The Directors generally reserve the right to vary the Opening Date and Closing Date for Applications. The Directors may reopen and close the Issue at anytime before the expiry date of the Prospectus. The Directors also reserve the right not to proceed with the Issue. In that case the Application Money will be returned without interest. In any event, no Application Form for Notes will be accepted nor will Notes be issued until the expiry of the minimum period of 7 days, or any longer period required by the ASIC under section 727(3) of the Corporations Act, after lodgement of the Prospectus with ASIC.**

# 1 CHAIRMAN'S LETTER

*Dear Investor,*

*It is my pleasure to introduce this Prospectus and invite you to subscribe for the securities being offered and share in the growth of Citigold Corporation Limited (formerly Charters Towers Gold Mines Limited).*

*The Company is entering a new phase of growth and development as we look to implement our business plan of making the Company a major Australian gold producer. The Board and management have undertaken a strategic review of the Company's assets and opportunities and have decided to focus initially on gold production from existing Company assets. Given the current favourable market conditions for gold, we are offering the Convertible Notes to raise capital for the Company to reduce existing debt and ensure the start of gold production at our Warrior gold mine.*

*The Directors wish to provide the opportunity for existing shareholders and the general public to invest in Convertible Notes and benefit from the growth of the Company.*

*The proceeds of the Convertible Notes issued pursuant to this Prospectus will be used as follows:-*

- *to retire the Company's single major debt of $7.5 million owing to Princeton Economics International, Limited (PEI);*
- *a proportion of the funds raised will be set aside as a special purpose account to meet interest payments for a period of twelve months (the first four repayment periods); and*
- *the balance allocated for working capital purposes, including ensuring funding for the commencement of mining at the Warrior Gold Mine at Charters Towers.*

*The proceeds raised, as set out above, will serve to:*

- *Strengthen the company's balance sheet through the replacement of the company's short term primary secured debt (PEI loan) with the long term unsecured Convertible Note obligation.*
- *Provide enough funds to resume gold production and cash flow from the Charters Towers area.*

*This Prospectus sets out the key factors that you and your financial adviser should consider in determining whether to acquire these securities.*

*The terms of this Issue present an opportunity for you to earn an attractive rate of interest (minimum 12% per annum) and the ability to share in the upside of any increase in the gold price and/or the Company's share price through the right to convert each 40 cent Convertible Note at any time prior to the Redemption Date into one CTO Ordinary Share.*

*There is also provision for increased interest payments if the Australian gold price exceeds A$550 per ounce.*

*I commend this opportunity to you and the Board and management of your Company look forward to working to build a profitable, emerging mining house planned to become one of the innovative Australian gold producers.*

*Yours sincerely*

*John J Foley*
*Chairman*

# 2 ISSUE PURPOSE AND DETAILS

**2.1 Summary Only**

This summary is not intended to provide full information on the Convertible Notes offered by this Prospectus. Before deciding to apply for Notes you should carefully read this Prospectus in full.

**2.2 The Purpose of the Issue**

The Company proposes to issue up to 37,500,000 Notes under this Prospectus to raise up to $15,000,000. These Convertible Notes are intended to be tradeable on the Australian Stock Exchange ('ASX'), creating a second tradeable security, in addition to the Company's existing Shares.

Shareholders of the Company will be invited to subscribe for Notes. Application Money is payable in full upon Application. Shareholders of the Company will rank equally with the public on a first-come, first-served basis.

**2.3 Indicative Timetable**

| | |
|---|---|
| • Replacement Prospectus lodged with ASIC | 27 February 2004 |
| • Opening Date for receipt of Applications | 5 March 2004 |
| • Closing Date | 29 March 2004 |
| • Final allotment date of Notes | 5 April 2004 |
| • Anticipated date of final quotation of Convertible Notes to begin trading on the ASX | 13 April 2004 |
| • Record Date for first interest payment | 29 June 2004 |
| • Payment Date for first interest payment | 6 July 2004 |
| • Maturity Date of the Convertible Notes | 29 March 2007 |

These dates are indicative only and the Company reserves the right to change the above dates in accordance with the provisions of the Corporations Act and the ASX Listing Rules.

**2.4 Use of Proceeds of the Issue**

There is no minimum subscription requirement attaching to the proposed issue of Convertible Notes. If the Issue is fully subscribed, it is proposed that the $15,000,000 to be raised will be applied in the following manner:

| Activity | Proposed Application |
|---|---|
| Repayment in full of an existing loan payable to PEI | $7,500,000 |
| Reserved provision for payment of twelve months interest (first four payment periods) | $1,800,000 |
| Working capital and development of Warrior gold mine | $4,730,000 |
| Costs of the Issue | $970,000 |
| Total | $15,000,000 |

The proceeds raised, as set out above, will serve to:

1. Strengthen the Company's balance sheet through the replacement of the Company's short term primary secured debt (PEI loan) with the long term unsecured Convertible Note obligation.

2. Provide enough funds to resume gold production and cash flow from the Charters Towers area.

Additional capital, over and above the $15 million raised through this offer, will be required to see the goldfield developed to its full potential. This can be achieved through the use of Joint Ventures, additional equity placements, managed investment projects or other contemporary financing mechanisms. In the event the company strengthens its balance sheet and commences gold production, the company will be well positioned to take advantage of the additional flexibility it will then be afforded to raise the additional capital it will require in the future. The Company has an established track record in annually raising capital funds from the issue of equity.

(a) If the Issue is subscribed for less than $15,000,000 then the Company will:
    (i) apply the balance after costs of Issue to reducing the PEI loan;
    (ii) reserve provision for four interest payment periods on the amount subscribed; and
    (iii) decrease the general working capital available.

(b) If the Issue is subscribed for less than the existing loan to PEI of $7,500,000 all monies raised (less the first four interest payments and the costs of issue) will be paid to PEI. If a shortfall occurs in the repayment of the loan to PEI, the Company will need to re-negotiate the payment of the balance of the Loan. If the PEI loan is not extinguished, interest payments on the Notes and principal repayments for those Notes that are not converted will be met by the issue of equity or by conversion to a commercial loan facility or by cash flows from gold operations if the Warrior mine is developed on schedule. The PEI loan is not a foreign exchange risk for the Company as the loan principal and interest payable thereon is payable in Australian dollars. Refer to Section 8.4 for further details. The Company has raised over $55 million in the last ten years and has an established track record of raising substantial funds from the issue of equity.

(c) Subject to receipt of sufficient funds from the Issue, interest for the Notes until 29 March 2005 will be met from monies deposited by the Company as described in Section 2.5 under the heading Interest Cover. Any increase in the amount of interest for the Notes will result in a corresponding decrease in working capital and development of the Warrior gold mine and any decrease in the amount of interest for Notes will result in a corresponding increase in the working capital and development of the Warrior gold mine. Interest payments for the period from 29 March 2005 to the redemption date are planned to be made from cash flows generated from operations or may be funded by the issue of additional equity, debt refinancing or other appropriate means determined by Directors at that time.

(d) In the event of the Issue being fully subscribed, a total of $4,730,000 has been allocated to working capital and the development of the Warrior gold mine. Preparatory works for mining of the decline access commenced in November 2003 and are continuing (as reported in the Quarterly Activities Report for the December quarter 2003 lodged with ASX), following the raising of one million dollars via a private gold production royalty agreement with the Australian Gold Trust No 1. The mine is scheduled to produce at an annual rate of 40,000 ounces of gold per year, with gold production scheduled to commence seven months after commencement of the access decline mining. If funds are raised on schedule, gold production is scheduled to commence in late August 2004. Alternative fund raising mechanisms are being investigated should there be a shortfall in funds from these Convertible Notes, to ensure development of the Warrior gold mine and resultant cash flow continues.

## 2.5 Details of the Issue

The details of the Issue are as follows:

**Number of Convertible Notes to be issued**

The Trust Deed permits a total of 37,500,000 Notes to be issued.

**Terms of the Issue of the Convertible Notes**

The following summarises the key terms of the Convertible Notes:

| | |
|---|---|
| Issue Price: | $0.40 (forty cents) |
| Conversion Price: | Convertible at any time at Note holder's election at 40 cents. Each 40 cent Note converts into one Ordinary Share. |
| Redemption: | Redemption for full face value on 29 March 2007 (if not earlier converted) |
| Interest Rate & Yield Enhancer: | 12% base interest yield with A$ gold price-linked yield enhancer. The Interest Rate increases by 1.0% for each A$50 an ounce the Quarterly gold price exceeds A$550/oz (pro rata) during an interest period.<br>Interest rate = (12 + Y)%<br>(where Y = (A$ gold price - 550)/50)<br>A$ Quarterly Gold Price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties. |

Note holders may at any time elect to convert their Notes to Shares in the Company at a rate of one Note for one Share by submitting to the Company a duly completed Conversion Notice. Notes which are converted will accrue interest up until the date the Notes are converted to Shares and the interest payment will be made at the next quarterly Interest Payment Date. After conversion of a Note, there will no longer be any future entitlement to interest, but the Share issued as a result of the conversion will have a right to dividends (if any) declared by the Company from time to time.

In respect of Notes not converted prior to 5.00pm, EST on 29 March 2007, the Company is obliged to repay to the Note holders the Issue Price of $0.40 for each Note, together with accrued but unpaid interest within eight calendar days of the maturity date.

The full terms and conditions of the Convertible Notes are set out in Section 8.3 of this Prospectus.

**No Minimum Subscription**
There is no minimum amount to be raised under this Issue.

**Interest Cover**
An amount equal to the amount of interest payable per Note until 29 March 2005 in respect of all the Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Notes for the period between the issue of the Notes and 29 March 2005. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by the Company.

If the amount on deposit exceeds this interest obligation (eg as a result of accretions in value to the account or the cancellation of Notes following conversion or buy-back), the Company may withdraw the surplus and apply it to its general working capital requirements.

**Issue not Underwritten**
The Issue is not underwritten.

**Allocation**
The Directors reserve the right to allocate to any Applicant a lesser number of Notes than the Applicant applied for, or to decline to accept any Application Form without being obliged to provide any reason. Pending the allocation of Notes under the Issue, all Application Money will be deposited into a separate bank account to be held in trust for so long as the money is liable to be repaid under the Corporations Act. Surplus Application Money will be returned to the relevant Applicants within 45 days after the Closing Date. No interest will be paid on returned Application Money.

**Issue of Convertible Notes**
The Directors will proceed to issue the Notes as soon as possible after the expiry of the Exposure Period under section 727(3) of the Corporations Act. The Directors may elect to issue Notes as Applications are received. A final allotment will occur, after the Closing Date. Note holders will be issued holding statements rather than Note certificates. Dispatch of holding statements is expected to occur within 7 business days of the issue of the Notes. A statement of holding issued under this Prospectus will be mailed by ordinary post to the address appearing on the completed Application Form.

**Quotation**
The Company will make application to the ASX for official quotation of the Convertible Notes within 7 days of the lodgement of this Prospectus with ASIC. If

an application for official quotation is not made within 7 days after the date of this Prospectus, or the ASX does not grant permission for official quotation of the Note within 3 months after the date of this Prospectus, Applications for Convertible Notes will be dealt with in accordance with section 724 of the Corporations Act. No interest will be paid on any returned Application Money.

## 2.6 How to Apply

To participate in the Issue you must either:

(a) complete the Application Form as attached to this Prospectus in accordance with the instructions; or

(b) print and complete the Application Form that can be found included in the online Prospectus on the Internet at **www.citigold.com** in accordance with the instructions found on that website. No Application Form will be available except as included in or accompanied by this Prospectus.

An original, completed and lodged Application Form, together with payment by cheque or credit card, constitutes a binding and irrevocable offer to subscribe for the number of Convertible Notes specified in the Application Form. The Application Form does not need to be signed to be a valid Application. An Application will be deemed to have been accepted by the Company upon allotment of the Convertible Notes.

If the Application Form is not completed correctly, or if the accompanying payment of the Application Money is for the wrong amount, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe, amend or complete the Application Form is final. However, an Applicant will not be treated as having applied for more Convertible Notes than is indicated by the amount of the cheque for the Application Money.

**An Application for Convertible Notes must be for a minimum of 5,000 Convertible Notes (being minimum Application Money of A$2,000), and thereafter in multiples of 2,500 Convertible Notes (being A$1,000).**

The Application Form must either:

(i) be accompanied by a cheque, denominated in Australian dollars, for the full amount of Application Money. Cheques must be made payable to "Citigold Corporation Limited" and should be crossed "Not Negotiable"; or

(ii) have the credit card section on the Application Form completed in full and signed by the Applicant for the full amount of the Application Money.

No stamp duty is payable by Applicants in respect of Applications for Convertible Notes under this Prospectus. The Company may pay a handling fee and commission of up to 4% to brokers on broker stamped Applications received by the Company.

## 2.7 Acceptance of Applications

The Company reserves the right not to accept any Application for Convertible Notes and to allocate to any Applicant for Convertible Notes fewer Convertible Notes than the number applied for. In the event an Application is rejected or not accepted in full, the relevant portion of the Application Money will be returned to Applicants without interest.

Successful Applicants will be forwarded notification of their allocation as soon as practicable after allocation has taken place.

All Application Money will be deposited into a separate bank account of the Company and held in trust for Applicants until the Convertible Notes are issued or Application Money returned.

The Directors may at any time decide to withdraw this Prospectus and the Issue made under this Prospectus in which case the Company will return all Application Money within 28 days of giving notice of such withdrawal.

## 2.8 CHESS

The Company participates in the Clearing House Electronic Sub-register System. Instead of certificates successful Applicants will receive a statement of their holdings in the Company that will set out the number of securities allotted to each successful Applicant under the Prospectus, give details of the holder HIN and give the PIN of the sponsor.

If you are registered on the issuer-sponsored sub-register, your statement will be dispatched to you by the Share Registry and will contain the number of securities allotted under the Prospectus and the Note holder's security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent out to Note holders at the end of a calendar month during which the balance of their holding changes. A Note holder may request a statement at any other time, however, an administrative charge may be made for additional statements.

## 2.9 Overseas Investors

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of the Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the applicable securities laws.

## 2.10 Privacy Statement

If you complete an Application for Convertible Notes, you will be providing personal information to the Company (directly or by the Share Registry). The Company collects, holds and will use that information to access your Application, service your needs as a Note holder and to facilitate distribution payments and corporate communications to you as a Note holder.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Share Registry.

You can access, correct and update the personal information that is held about you. If you wish to do so please contact the Share Registry at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporation Act and certain rules such as the Securities Clearing House Business Rules. You should note that if the information required on the Application for Convertible Notes is not provided, the Company may not be able to accept or process your Application.

## 2.11 Repayment of Principal

At maturity, the repayment of any unconverted Convertible Notes will be funded from cash flows generated by the Company's mining operations, the issue of additional equity, debt financing or other appropriate means determined by the Directors at that time. The Company has an established track record of raising funds by equity issues.

## 2.12 Payment of Interest

Payment of interest is provided for the first 4 payment periods of 12 months from the proceeds of the Issue. After this time, interest will be paid from income from gold operations at the Warrior mine if developed on schedule, the issue of additional equity, debt financing or other appropriate means determined by the Directors at that time. The Company has an established track record of raising funds by equity issues.

## 2.13 Risks

Prospective investors in the Company should be aware that an investment in the Convertible Notes is speculative and contains inherent risks. The Directors consider that the risks in investing in the Company are significant and potential investors should consider this whilst reading the Prospectus. The key risk factors of which investors should be aware are described in Section 8.

**Investors are urged to consider these risks carefully before deciding whether to invest in the Company, and to consult their licensed financial advisor before making this investment decision.**

# 3 COMPANY ACTIVITIES

## 3.1 Company Overview and Strategy

The Company has a significant asset base in Charters Towers, Queensland with advanced projects on granted mining tenure (Mining Leases). In addition the Company has a substantial portfolio of Exploration Permits and Mineral Development Licenses and Applications (see this section Mining Tenure).

The Company's main focus is to maximise the value of its assets, by bringing into production the Warrior gold mine.

### Charters Towers Location and Access

The City of Charters Towers is located in north Queensland, Australia, approximately 1,000 kilometres north of Brisbane and 130 kilometres southwest of Townsville. Access is generally available year round via this route.


CHARTERS
TOWERS

### Warrior Gold Mine Project

The initial plan is to develop an access decline from the completed Washington open pit into the Warrior gold resource located 900m to the south east of the pit. The ore zone will be intersected approx 100m below the surface. Pre-production development will take 7 months. The current mining plan is to use a mechanised narrow vein stoping method with 10 metre sublevels. The ore zone is a relatively continuous narrow reef structure dipping 46 degrees and an average width of 2.4 metres. Stopes will vary from 1.5m to 4m in width. Broken ore will be collected at 20m spaced haulage levels and transported to the surface. Each stope will be washed clean to collect any remaining high grade gold. The processing operation will be carried out at the Company's gold plant located 5 kilometres south west of the town. This plant is capable of processing over 300,000 tonnes of ore per year. All facilities including the tailings dam, power, water and support facilities are in place.

The first 40,000 ozs of production will require approx $4 million in mine development.

| Stages | Timing | Estimated Costs A$ |
|---|---|---|
| Preparation of the Washington Pit wall and installation of Warrior decline portal. | Commenced December 2003. Completion end February 2004. | 465,000 |
| Driving of decline and equip the decline with the necessary services. | Commence March 2004. Expected completion July 2004. | 1,400,00 |
| Install ventilation rise, level development, internal decline and commence stope mining. | Commence July 2004. Expected completion September 2004. Stope mining ongoing. | 2,500,000 |
| Recommission existing Processing Plant | August 2004 | 165,000 |
| Contingencies | | 200,000 |
| **TOTAL** | | **4,730,000** |

If after the close of the Issue the funds raised are, after allocation of the proceeds of the Issue in accordance with details provided in Section 2.4, less than the amount set out above, then those funds that are available, if any, will be allocated to the initial steps of development. In the event that sufficient funds are not raised under the Issue the Company will look to alternate financing opportunities, such as debt or equity issues or joint venture arrangements to advance the development of the Warrior gold mine.

**Ore Reserves and Mineral Resources**

The Company's overall mineral tenements at Charters Towers at 30 September 2003 had a total Mineral Resource of 3.7 million tonnes at 8.4 g/t Au containing one million ounces of gold. Contained within this Resource are:

| Classification | Tonnes | Grade g/t Au | Ounces |
|---|---|---|---|
| Probable Ore Reserve | 126,000 t | 6.6 g/t Au | 26,700 |
| Indicated Mineral Resource (Underground) (includes Probable Ore Reserve) | 224,000 t | 7.5 g/t Au | 54,000 |
| Indicated Mineral Resource (Open Pit) | 95,000 t | 3.6 g/t Au | 11,000 |
| Inferred Mineral Resource | 3.4 million t | 8.6 g/t Au | 940,000 |
| **Total Mineral Resource** | **3.7 Mt @ 8.4 g/t Au** | | ***1 million ounces** |

** total rounded down in accordance with JORC Code*

The mineral resource database includes 154 km of drilling (2,271 holes) comprising 277 diamond-core holes (37,903m), 1234 RC holes (101,058m) and 760 other non-core holes (14,943m). The database also includes 936 mine face samples and 2439m of costeans.

### Exploration

The Company has a significant land holding of Exploration Permits Minerals (EPMs), Mineral Development Licences (MDLs) and Mineral Development Licences Applications (MDLAs). These are prospective, with over forty deposits that have old workings on them or encouraging surface gold values. The Company has been actively exploring and upgrading the potential of this ground in recent years. Those deposits within a 40-kilometre trucking distance have the potential to provide additional feed to the existing processing plant .

## 3.2 Charters Towers Goldfield

### Production History

The Charters Towers Goldfield was discovered in 1871 and worked continuously until 1914 when operations declined and the last mines closed in 1920. For 26 continuous years from 1885 to 1911 the field produced at a rate of over 100 000 ounces per year, and within this period from 1892 to 1906 it averaged over 200,000 ounces per year for 14 years.

**The total amount of gold produced was 6.6 million ounces (205 tonnes) from 1871 to 1916 at an average grade of 34 grams per tonne.**



Historical Production Charters Towers Gold Field
1878 to 1916
Tons & ounces
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
60.0
50.0
40.0
30.0
20.0
10.0
-
Grade g/t Au
1878 1880 1882 1884 1886 1888 1890 1892 1894 1896 1898 1900 1902 1904 1906 1908 1910 1912 1914 1916
Year
Tons
Ounces
Grade g/t


*Figure 1. Historical gold production from the Charters Towers goldfield from 1878 to 1916.*

### Corporate History

- Citigold Corporation (formerly Charters Towers Gold Limited) listed on ASX in late 1993.
- An underground decline access tunnel was driven for 1.6 km under the city of Charters Towers down to a vertical depth of 239m to access old workings and to commence mining of new structures intersected in the Decline.

- In 1996 the mill and gold processing plant was installed south of Charters Towers at the Black Jack mine site to process ore from the No. 2 Cross Vein and Stockholm open pit mines.
- In 1999 trial mining commenced at the Washington pit.
- Some 38,000 ounces were produced from 1997-2000. This trial mining provided valuable information in respects to the actual mining, extraction and freight costs.
- During 2000 four key mining leases in the centre of the project were acquired from the large Normandy Mining group;
- A takeover bid for Great Mines Limited was successfully concluded in January 2004 resulting in the acquisition by CTO of the remaining relevant mining leases and other mineral tenements at Charters Towers.

**Mining Infrastructure**

The existing plant, equipment and infrastructure installed at Charters Towers by CTO are suitable for starting and carrying on production for Warrior. This equipment can be utilised by CTO or by contractors that will be engaged to carry out the underground development works.

The plant and equipment referred to is owned by CTO. The mine infrastructure comprises a 340,000 tpa CIL processing plant, crushing circuit, workshops, permitted tailings dams and associated infrastructure. All relevant mining and operating environmental permits have been obtained.

**Mining Tenure**

The Charters Towers Gold Project is operated solely by CTO. As at 25 September 2003 the Company has a 100% interest in the following Queensland mining tenements held by the Charters Towers Gold Project.

| | | | | |
|---|---|---|---|---|
| EPM 8150 | MDL 119 | ML 1428 | ML 1548 | ML 10050* |
| EPM 8563 | MDLA 251 | ML 1429 | ML 1585* | ML 1549* |
| EPM 8564 | MDLA 252 | ML 1430* | ML 1586* | ML 10091* |
| EPM 10593* | MDLA 267* | ML 1431 | ML 1735 | |
| EPM 10861 | ML 1343* | ML 1432 | ML 10005 | MLA 10281 |
| EPM 11067 | ML 1344* | ML 1433 | ML 10032* | MLA 10282 |
| EPM 13106 | ML 1347 | ML 1348 | ML 10042* | MLA 10283 |
| EPM 13182 | ML 1385 | ML 1472 | ML 10093 | MLA 10284 |
| EPM 13931 | ML 1387 | ML 1488 | ML 10193 | MLA 10285 |
| EPM 13932 | ML 1398 | ML 1490 | ML 10196 | |
| EPMA 11658 | ML 1407 | ML 1491 | ML 10208 | |
| EPMA 12085 | ML 1408 | ML 1499 | ML 10222 | |
| MDL 116 | ML 1409 | ML 1521 | ML 1587* | |
| MDL 118 | ML 1424* | ML 1545 | ML 10048* | |

ML = Mining Lease;
MDL = Mineral Development Licence;
EPM = Exploration Permit Minerals;
MLA = Mining Lease Application;
MDLA = Mineral Development Licence Application;
EPMA = Exploration Permit Minerals Application.

** indicates the tenements held by Great Mines.*

# 4 TAKEOVER OF GREAT MINES LTD

The Company made a take-over bid for Great Mines in late 2003. The bid was announced on 19 August 2003 and the period for withdrawal of acceptances by GM shareholders expired on 30 January 2004. CTO has received acceptances over 90% of Great Mines shares and has proceeded to compulsorily acquire the remaining shares of Great Mines in accordance with the Corporations Act.

# 5 BOARD & SENIOR MANAGEMENT

## BOARD OF DIRECTORS

**Mr John J Foley - BD, LLB, BL (Dub) - Chairman.**
Graduating in law from the University of Sydney in 1969 Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.

**Mr Mark J Lynch - Managing Director**
Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979 in both private and public companies. Academic strengths are economics, maths and science with specialist skills in innovation and strategic planning. Hands-on experience in mine management and mining tenure administration in Queensland, including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council.

**Greg J Barns - BA, LLB, Non-Executive Director**
Mr Barns graduated in law from the Monash University in Melbourne in 1984 and practised at the Victorian Bar from 1986-89. He was a member of the Victorian Bar Council at that time as well as tutoring in law at Melbourne University. Mr Barns has over 10 years' political experience holding such positions as Chief of Staff to the Premier and Finance Minister, as well as Non-Executive Chairman of the Australian Republican Movement. Mr Barns was CEO of the Australian Gold Council (2000-2002) and is an advisory board Director of a leading PR company. He is also a non-executive director of Republic Gold Limited.

## COMPANY SECRETARY

**Roslynn J Shand BA LLB FCIS**
Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practise as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.

## SENIOR MANAGEMENT

### General Manager Exploration and Mining

**Christopher Towsey** BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME
General Manager, Mining & Exploration, Mr Christopher Towsey is a Chartered Professional Geologist. He has over 25 years of corporate and operational experience in the mining industry, with BHP Minerals Exploration, Mount Isa Mines Limited, Emperor Mines Limited (Fiji), Century Drilling and the National Occupational Safety Association Limited (NOSA), the South African underground mine safety system and audit specialists.

Mr Towsey served as Chief Geologist and Executive Manager, Exploration with Emperor Mines, lifting the company's gold resources to three million ounces. During this time, Emperor won the prestigious Australian Institute of Mining and Metallurgy Ore Reserve Reporting Award (1997 1998), assessed in accordance with the JORC Code. He also served as General Manager, Minerals, with Century Drilling and General Manager, Australian Operations, NOSA. He has specialist skills in narrow-vein gold mining & exploration and in ore reserve estimation of these types of deposits.

### Exploration Manager

**Jim Morrison** MSc FAIMM
Exploration Manager Jim Morrison has over 33 years' experience in mining exploration. A graduate in geology from RMIT in l967 Mr Morrison subsequently completed an MSc (Minerals Exploration) at Imperial College, London. He has worked for such companies as Australian Development, Metals Exploration, Shell, Normandy and Resolute, and spent three years as part of the WA Geological Survey Team, assessing that state's mineral resources. His experience covers exploration and early development of a number of nickel and gold mines including Nepean, Mt Keith and Mt Leyshon, a 3 million oz gold project. He has specialist skills in the exploration for narrow-vein gold deposits and grade estimation techniques for mineral resource estimation in this type of deposit.

### Project Co-ordinator

**Garry Foord** METM, Dip GeoSc, AD (Mining Eng), MAusIMM
With over 25 years experience as a mining engineer in developing and co-ordinating mining and exploration projects,. Mr. Foord is a graduate from RMIT (Mining Engineering), Macquarie University (Mineral Economics) and holds a Masters Degree (Engineering and Technology Management) from the University of Queensland. He also holds First Class Mine Manager's certificates from Queensland and Western Australia and has worked (up to general manager level) in similar narrow vein underground mines to those at Charters Towers.

### Financial Controller

**Richard Russell** MSc CA
Mr Russell MSc, University of Wales, has been a member of the Institute of Chartered Accountants in England and Wales since 1992 and a member of the Australian Institute of Chartered Accountants since 1998. He has held several positions as Group Accountant and Financial Controller with listed and unlisted companies since moving to Australia.

# 6 FINANCIAL INFORMATION

### 6.1 Introduction

This section contains a summary of the Financial Information which should be read together with the assumptions underlying its preparation as set out in this section of the Prospectus, the risk factors in Section 7 and other information contained in this Prospectus.

### 6.2 CTO Shares on Issue

CTO has on issue, at the date of this Prospectus, a total of 336,628,064 Ordinary Shares. An additional 74,180,000 Shares will be issued resulting from the takeover of Great Mines.

The Company has recently issued its regular share purchase plan offer to existing shareholders to subscribe for up to $5,000 worth of Shares each. This is the fourth such offer over the past 18 months. The Shares under the current offer are being issued at 18 cents each. The share purchase plan closes on 23 February 2004. Based on our past experience the Company anticipates that between $1 - $2 million will be raised resulting in the issue of 5 - 10 million new Shares in the Company to existing shareholders. The funds raised will be used for working capital and to assist with the development of the Warrior gold mine.

### 6.3 CTO Options on Issue

At the date of this Prospectus there are a total of 13,354,000 options on issue in CTO. The number of options on issue is as follows:

**1,040,000 shareholder options,** expiring 17 March 2004 exercisable at 8 cents each
**2,500,000 shareholder options,** expiring 30 May 2004 exercisable at 10 cents each
**13 million Director options,** expiring 1 January 2005 exercisable at 15 cents each

### 6.4 Securities Issued

The table below sets out the Company's securities issued on completion of the Issue:

| Security | Number |
|---|---|
| Shares issued as at 31 January 2004 | 336,628,064 |
| Shares to issue on completion of Great Mines bid | 74,180,000 |
| Directors Options | 13,000,000 |
| Options issued (expire 17 March 2004) | 1,040,000 |
| Options issued (expire 30 May 2004) | 2,500,000 |
| Convertible Notes to be issued pursuant to this Issue. Additional Shares would be issued in an equivalent amount upon conversion of all of the above Convertible Notes issued pursuant to this Issue | 37,500,000 |
| TOTAL Shares issued if all Notes converted and all Options exercised | 464,848,064 |

### 6.5 Shareholders of CTO

CTO Shares, as at 30 January 2004 are held by 5,364 shareholders.

**Shareholdings**

Distribution of members and their holdings as at 30 January 2004

| Number Held Ordinary Shares | No. of shareholders* | Options Expiry date & exercise price 8 cents 17-Mar-04 | 10 cents 30-May-04 | 15 cents 1-Jan-05 |
|---|---|---|---|---|
| 1 – 1 000 | 792 | 0 | 0 | 0 |
| 1 001 - 5 000 | 1,100 | 0 | 0 | 0 |
| 5 001 - 10 000 | 897 | 0 | 0 | 0 |
| 10 001 - 100 000 | 2,091 | 0 | 0 | 0 |
| 100 001 - and over | 484 | 1 | 2 | 2 |
| | **5,364** | **1** | **2** | **2** |

**The number of shareholders holding less than a marketable parcel of $500 was 1,271 based on a closing market price of 18 cents at 30 January 2004.*

**Top 20 shareholders as at 30 January 2004**

| Name | Number of Shares | % of Issued Share Capital |
|---|---|---|
| Great Mines Limited | 29,675,596 | 8.82% |
| James Joseph Lynch | 16,086,548 | 4.78% |
| Mr William Jangsing Lee | 9,465,132 | 2.81% |
| Underwriting & Mining Investment Corporation Pty Ltd | 7,645,132 | 2.27% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park Account) | 7,208,857 | 2.14% |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 | 1.93% |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund account) | 5,875,382 | 1.75% |
| Miss Lily Lee | 4,911,657 | 1.46% |
| Share the Dream Pty Ltd | 3,034,866 | 0.90% |
| Mr David Michael Wentworth Evans | 3,016,666 | 0.90% |
| Prime Impact Pty Ltd | 2,937,090 | 0.87% |
| ANZ Nominees Limited | 2,821,694 | 0.84% |
| Ms Joanne Christine Codling | 2,566,666 | 0.76% |
| Parkes Holdings Pty Ltd | 2,401,000 | 0.71% |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.63% |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 2,000,000 | 0.59% |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 | 0.57% |
| Mr Harry Sioros | 1,783,314 | 0.53% |
| Micgra Pty Ltd | 1,752,490 | 0.52% |
| Charters Towers Mines Pty Ltd | 1,705,806 | 0.51% |
| | **115,427,837** | **34.29%** |

### 6.6 Proforma Statement of Financial Position

The Proforma Statement of the Financial Position has been prepared comparing the audited Statement of Financial Position as at 30 June 2003 (Column 1) with the position at that date had the following transactions occurred:-

- Column 2 - all CTO's issued options had been converted and issue of shares for Great Mines takeover had occurred at 30 June 2003;
- Column 3 – the Great Mines takeover of Great Mines had occurred, the Notes had been issued and all CTO's issued options had been converted at 30 June 2003.

The Pro Forma Statement of Financial Position does not reflect the royalty agreement transaction with an unrelated party which occurred after 30 June 2003 as detailed in section 8.5 – Other Material Contracts summary – of this Prospectus.

## Statements of financial position
### Citigold Corporation Limited and Controlled Entities
### As at 30 June 2003

| | | Combined Citigold & Great Mines Limited | | |
|---|---|---|---|---|
| | | Existing 30-Jun-03 | Opts Converted 30-Jun-03 | Opts + Conv Note 30-Jun-03 |
| **Current assets** | Cash assets | 572,281 | 3,680,960 | 10,940,165 |
| | Receivables | 22,688 | 22,688 | 22,688 |
| | Inventories | 431,078 | 431,078 | 431,078 |
| | Total current assets | **1,026,047** | **4,134,726** | **11,393,931** |
| **Non-current assets** | Property, plant and equipment | 49,674,338 | 49,674,338 | 49,674,338 |
| | Investments | 5,341,607 | 5,341,607 | 5,341,607 |
| | Receivables | 500,304 | 500,304 | 500,304 |
| | Other | 0 | 0 | 0 |
| | Total non-current assets | **55,516,249** | **55,516,249** | **55,516,249** |
| **Total assets** | | **56,542,296** | **59,650,975** | **66,910,180** |
| **Current liabilities** | Payables | 1,276,824 | 1,276,824 | 1,276,824 |
| | Interest-bearing liabilities | 7,744,169 | 7,744,169 | 3,374 |
| | Current tax liabilities | 0 | 0 | 0 |
| | Provisions | 195,205 | 195,205 | 195,205 |
| | Total current liabilities | **9,216,198** | **9,216,198** | **1,475,403** |
| **Non-current liabilities** | Payables | 130,846 | 130,846 | 130,846 |
| | Interest-bearing liabilities | 13,708 | 13,708 | 15,013,708 |
| | Provisions | 500,304 | 500,304 | 500,304 |
| | Total non-current liabilities | **644,858** | **644,858** | **15,644,858** |
| **Total liabilities** | | **9,861,056** | **9,861,056** | **17,120,261** |
| **Net assets** | | **46,681,240** | **49,789,919** | **49,789,919** |
| **Equity** | Contributed equity | 68,604,977 | 71,713,656 | 71,713,656 |
| | Share Premium Reserve | 0 | 0 | 0 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 | 571,430 |
| | Accumulated losses | (34,591,397) | (34,591,397) | (34,591,397) |
| | Minority Interest | 71,406 | 71,406 | 71,406 |
| **Total Equity** | | **46,681,240** | **49,789,919** | **49,789,919** |

# 7 RISK FACTORS

## 7.1 Introduction

An investment in the Company involves a number of risk factors which are specific to the Company and the industry in which the Company operates.

The Company is also exposed to general market risks associated with any ASX listed investment. Before investing in the Company, the Directors believe that prospective investors should consider carefully the following risk factors in conjunction with other information contained in this Prospectus.

This section describes the areas the Company regards as potential risks associated with an investment in the Company. These risk factors may impact upon the future performance of the Company and while some of these risks may be mitigated through the use of contingency plans and safe guards, some of the risks are outside of the control of the Company and cannot be mitigated. Intending subscribers and prospective investors should carefully consider the following risk factors in light of the whole of this Prospectus before making an investment in the Company. There can be no guarantee that the Company will achieve its stated objectives and that any forward looking statements will eventuate. An investment in the Company should be considered speculative.

## 7.2 General Risks

### Stock Market Investments

Intending subscribers and prospective investors should be aware that there are risks associated with investments in securities of companies listed on the Stock Exchange. The share price of a publicly traded company can be highly volatile and the value of the Company's securities can be expected to fluctuate depending on various factors, and that the price of the Company's securities may trade below or above the Issue Price. Various factors that may affect the market price of the Company's securities include general worldwide economic conditions, changes in government policies, investor perceptions, movements in global interest rates and global stock markets, variations in the operating costs and costs of capital replacement that the Company may require in the future, all market conditions that are specific to the particular industry.

### Domestic Economic Conditions

It is possible that a general downturn in the Australian economy could affect the performance of the Company and as such the market value of securities in the Company.

Further, alterations in government fiscal, monetary and regulatory policies may well affect the performance of the Company insofar as these changes could pertain to companies doing business in the mining sector.

### International Economic Conditions

The Company's performance may be influenced by changes in inflation, interest rates, exchange rates and taxation.

Volatility in the Australian Dollar and exchange rates could result in fluctuations in the Company's operating result and financial conditions.

**Ongoing Financial Requirements**

The Company anticipates that its existing resources, together with the net proceeds of this Issue, will enable it to maintain its currently planned operations through the calendar year 2004 at which time further funding, through debt, issue of equity or other sources of funding may be required for the development of the other mines.

However, the Company's future financial requirements will depend upon various factors including the performance of the Warrior gold mine. Should the Company need to raise additional funds there can be no assurance that additional funds would be available on a timely basis, on favourable terms or at all, or that such funds, if raised, would be sufficient to enable the Company to continue to implement its business strategy. If adequate funds are not available, the Company's business will be materially and adversely affected.

## 7.3 Specific Risks

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally. The exploration and development of natural resources is a speculative activity that involves a high degree of risk.

The specific risk factors that should be taken into account in assessing the Company's activities and investment in the Company include but are not limited to the following:-

**Uninsured Operating Risks**

Following the commencement of any operations a variety of risks and hazards beyond the Company's control could cause operations to be disrupted, suspended or shut down. These risks and hazards include environmental hazards, industrial accidents, technical failures power interruptions, labour disputes, inclement weather conditions and other unforeseen circumstances. While the Company intends to maintain insurance substantially consistent with industry practice the Company cannot assure that this insurance will be available in the future on commercially acceptable terms or that any coverage obtained will be adequate and available to cover any or all of these claims.

**Warrior Gold Mine**

The Warrior gold mine is a new mine and is subject to the risks associated with the usual mining and development process and re-commissioning of the plant. Despite the best attempts at budgeting costs and revenues to a reasonable degree of confidence, operating parameters can be difficult to predict and are often outside the Company's control. This could affect economic performance at the Warrior gold mine. In particular, the prediction of the grade of ore (that will be mined) from drilling results, and the impact of mining factors such as drilling and blasting and dilution can be difficult and the actual grade mined can vary from that scheduled. Similarly there can be significant variability in gold recovery from the milling and processing operations and the gold produced can vary both in quantity and in rate of production compared to that predicted.

Final contractual arrangements are currently being negotiated with the mining contractors and if the Issue is fully subscribed the mining of ore is scheduled to commence in August 2004. Whilst it is expected that the arrangements will be finalised there is a risk that they will not be and in this event mining operations may be delayed whilst the Company engages another contractor or completes the funding if the Issue is not fully subscribed.

## Future Funding Requirements

**(a) Interest Payments**

In the event that the Issue is fully subscribed, interest payments for the period to 29 March 2005 will be deposited into an interest bearing bank account. In the event that the Issue is not fully prescribed 12% of monies raised will be paid into an interest bearing account. Interest payments for the period from 29 March 2005 to the redemption date are planned to be made from cash flows generated from operations or may be funded by the issue of additional equity, debt refinancing or other appropriate means determined by Directors at that time.

**(b) Project Funding**

The Charters Towers Gold Project requires further funding to develop all planned mines. CTO will need to raise further funds to complete the development. If the Issue is not fully subscribed then the funding immediately available to the Company to develop the Warrior Mine will be reduced and delays may be experienced in the development of the project and in gold production. To maintain the currently envisaged development timetable further funding will need to be made available and delays in funding may adversely affect the financial performance of the Company.

**(c) Redemption of Notes**

In the event that Notes are not converted into Shares the Company will be obliged to redeem all outstanding Notes on the Redemption Date as defined in the terms of issue of the Notes. If the Company is not successful in the development of its projects there is a risk that at the Redemption Date the Company will not have sufficient cash reserves to meet the required payment

Should the Company need to raise additional funds there can be no assurance that additional funds would be available on a timely basis, on favourable terms or at all, or that such funds, if raised, would be sufficient to enable the Company to continue to implement its business strategy. If adequate funds are not available, the Company's business will be materially and adversely affected.

## Foreign Exchange

Since 1996 the AUD$/US$ has traded in a range from a low of around 48 cents to a high of around 81 cents. The fluctuating exchange rate has a direct affect on operating cash flows due to the gold price being set in US$'s. The Company does not currently have any currency hedging in place.

## Commodity Pricing

The gold price has fluctuated over the past 20 years from lows of around US$250/oz to highs of around US$660/oz. The average monthly gold price from 1980 to 2003 was US$370 and A$503 per ounce. The fluctuating gold price has a direct effect on operating cash flows. The Company does not currently have any commodity hedging in place and at this time we do not plan to put in place commodity hedging for the Warrior gold.

## Resources and Reserves

As in all mines, there is an inherent risk in the possibility that some of the stated resource may not be able to be extracted, thereby affecting envisaged production rates and operating schedules. Resource and Reserve figures in all mining companies are not precise calculations and involve the use of estimates. The confidence levels of

Inferred Mineral Resources are of a lower confidence level than Measured or Indicated Mineral Resources, and Resources are at a lower level of confidence than Proved or Probable Ore Reserves.

**Head Grade**
Variations in head grade do occur. Mining dilution greater than anticipated can occur due to impacts of mining method, drilling and blasting technique and rock movements.

**Hazards**
The Company, as an active participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or are not insured against due to unacceptable commercial terms or which are insured but have high deductibles. The Company may incur a liability to third parties (in excess of any insurance cover) arising from pollution or other damage or injury as a part of its mining operations.

**Environment**
The Company's operations are subject to environmental regulations in all the jurisdictions in which it operates. It has a current valid Environmental Authority No. MIM800084602 issued by the Queensland Environmental Protection Agency. Environmental legislation and permitting are likely to evolve in a manner which will require stricter standards and enforcement, increased penalties for non-compliance and more stringent environmental assessments of proposed projects. Although the Company will employ environmental management techniques which meet legislative and community requirements, unplanned incidents could have significant environmental impact, resulting in costly rehabilitation or mine closure.

**Mechanical**
Unscheduled plant shut-downs due to mechanical, electrical or supply failures could have a serious impact on the financial performance of the mining operation. Increases in the costs of petroleum products such as diesel fuel and energy costs such as electricity, are beyond the Company's control.

**Technical**
In common with all mining practices there are technical risks associated with the transfer of operating and cost forecasts (geological and mining predictions) are transferred to mining operations.

**Industrial**
Unscheduled stoppages due to industrial action may impact upon the financial performance of the mining operation.

**Exploration**
Mineral exploration involves significant risk which even the highest levels of experience, care and planning cannot control. There is no assurance that exploration programmes will be successful in the conversion of resources into reserves or extension to existing gold resources or in the discovery of new ore bodies in any or all of the Company's activities.

**Political**
The political conditions under which the Company currently operates are stable. Potential risk to the Company's activities may occur if there are changes to the political, legal and fiscal systems which might affect the ownership and operation of

the Company's interests. This may also include changes in exchange control regulations, expropriation of mining rights, changes in government and in legislative, taxation, mineral royalties and regulatory regimes.

**Employees**

The ability of the Company to achieve its objectives depends on being able to retain certain key employees. Whilst the Company has entered into employment contracts with the employees, the retention of their services cannot be guaranteed.

**Contractors**

The Company is dependant on contractors and suppliers to supply vital services to its operations. The Company is therefore exposed to the possibility of adverse developments in the business environments of its contractors and suppliers. Any disruption to services or supply may have an adverse effect on the financial performance of the mining operation.

**Dividends Policy**

The Company has not declared a dividend for the year ending 30 June 2003 and currently does not intend to pay dividends for the year ending 30 June 2004.

Any future determination as to the payment of dividends by the Company will be at the discretion of the Directors and will depend on the availability of profit, the operating results and financial condition of the Company, future capital requirements, amortisation of accumulated tax losses, general business and other factors considered relevant by the Directors. No assurances in relation to the payment of dividends, or the franking credits attached to such dividends, can be given.

# 8 ADDITIONAL INFORMATION

## 8.1 Incorporation

The Company was incorporated in July 1993 and its shares were listed for quotation on the ASX in December 1993.

## 8.2 Continuous Reporting Disclosure Obligations and ASX Releases

This Prospectus is issued by the Company in accordance with the provisions of the Corporations Act which are applicable to a prospectus for continuously quoted securities as applied by ASIC Class Order CO00/195.

The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations. Specifically, as a listed company, the Company is subject to the Listing Rules of the ASX which require continuous disclosure to the market of any information the Company has and which a reasonable person would expect to have a material effect on the price of value of their securities.

Copies of documents released to the ASX or otherwise lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

The Company will provide a copy of each of the following documents, free of charge, to any person who requests it during the Application Period for this Prospectus:

- The annual financial report for the Company for the financial year ended 30 June 2003 (being the annual financial report most recently lodged with ASIC by the Company);
- Continuous disclosure notices given by the Company after the lodgement of the annual financial report and before the lodgement of a copy of this Prospectus with ASIC.

ASX releases made by the Company since 1 July 2002 are set out in **Annexure A.**

## 8.3 Rights attaching to Convertible Notes and Shares

### Convertible Notes

Set out below are the terms on which the Convertible Notes are issued.

***Definitions***

**Convert** means the redemption of a Convertible Note in conjunction with the Company applying the principal amount of that Convertible Note in subscription for Shares and

**Conversion** will be construed accordingly.

**Conversion Formula** means the formula for the conversion of the Convertible Notes into Ordinary Shares in the Company set out in these conditions of Issue.

**Conversion Notice** means a notice in the form set out on each holding statement.

**Convertible Notes** means Convertible Notes to be created and issued by the Company having the conditions of Issue.

**Interest Payment Date** means each of the following dates 29/06/04, 29/09/04, 29/12/04, 29/03/05, 29/06/05, 29/09/05, 29/12/05, 29/03/06, 29/06/06, 29/09/06, 29/12/06, and 29/03/07

**Interest Period** means each of the quarterly periods 29 June 2004 to the Redemption Date.

**Redemption Date** means 29 March 2007.

**Shares** means fully paid Ordinary Shares in the capital of the Company.

**Quarterly Gold Price** means the average Australian dollar gold price for the Interest Period by reference to the gold price advised by the Queensland Government Department of Natural Resources & Mines for the calculation of royalties.

**Quarterly Interest Rate** means the greater of 12% or (12 + (Quarterly Gold Price – 550)/50)% per annum.

**Term** means the period from 29 March 2004 to the Redemption Date.

***Issue Of Convertible Notes***

The Note holder subscribes for the Convertible Notes in the amount of the Application Money. The Company will issue to the Note holder the Convertible Notes on the terms and conditions set out in these conditions of Issue.

***Quotation***

The Company will seek the quotation of the Convertible Notes on the ASX. If the Convertible Notes are not listed for trade on the ASX within 3 months after the date of issue of the Convertible Notes, the Note holder may redeem the Convertible Notes by providing notice to the Company whereupon the Company will redeem the Convertible Notes in full together with interest within 30 days of the receipt of that notice.

***Buy-Back***

The Company may at its discretion buy-back any Notes whether through on market purchases of Notes traded on the ASX or by private treaty with Note holders. A buy-back of any Notes does not entitle any other Note holder to demand or require the buy-back of their Notes.

***Cancellation of Notes***

The Company must cancel all Notes which are bought back by the Company.

***Interest***

The Company will pay interest for each Interest Period on each Interest Payment Date on the Application Money at the Quarterly Interest Rate.

***Conversion***

The Note holder may Convert the Application Money and interest accrued but unpaid thereon into Shares in the Company in accordance with the Conversion Formula at any time during the Term by providing a Conversion Notice to the Company. In the event of a Conversion pursuant to this clause, interest will be payable on the Application Money from the date of the last interest payment to the date of Conversion.

### *Conversion Formula*

The number of Ordinary Shares to be issued to the Note holder on conversion of the Convertible Note will be determined in accordance with the following formula:

One (1) Convertible Note : one (1) Ordinary Share

Unpaid interest will be converted at the rate of five (5) Ordinary Shares for each $2 of interest that has accrued on the Convertible Notes but not been paid as at conversion.

### *Redemption*

If the Convertible Notes are not earlier converted then the Company will redeem the Convertible Notes at the Redemption Date by repayment to the Note holder of the Application Money and all unpaid interest.

### *Interest Retention Account*

An amount equal to the full amount of interest payable until 29 March 2005 in respect of all the Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Notes for the period between the issue of the Notes and 29 March 2005. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by the Company.

If the amount on deposit exceeds this interest obligation (eg as a result of accretions in value to the account or the cancellation of Notes following conversion or buy-back), the Company may withdraw the surplus and apply it to its general working capital requirements.

### *Default*

If the Company is in default under the Trust Deed, and any such default is not remedied in accordance with the Trust Deed, the Company must repay to the Note holder the issue price of $0.40 for each Note that is outstanding in addition to any accrued but unpaid interest.

### *Transfer*

The Notes are freely transferable subject to any requirement of the law for the Directors to decline to register a transfer.

### *Governing Law*

This Schedule shall be governed by and construed in accordance with the laws of Queensland.

### *Consent To Become A Member*

The Note holder acknowledges and agrees that upon Conversion, the Note holder will become a member of the Company.

### *Ranking*

The claims of Note holders rank after secured claims and obligations preferred under the law, but before claims of shareholders of the Company.

### *Discharge and Release*

The Company will immediately be discharged and released from its liabilities, obligations and covenants under this Prospectus in respect of any Convertible Note on the first to occur of the redemption or Conversion of the Convertible Notes.

***Shares***

A broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to all Shares (including the Shares that the Convertible Notes are convertible into) are set out in **Annexure B** to this Prospectus. Full details are contained in the Company's constitution, available for inspection free of charge at the Company's registered office.

## 8.4 Loan Facility – PEI

PEI loaned funds to the Company in 1998 and was for a period of time also a substantial shareholder in CTO. PEI was placed in provisional liquidation in August 1999. Since that time, the Company has dealt with the London based provisional liquidators regarding the Loan Facility. The Company has bought back and cancelled all of PEI's shareholding.

The current Loan Facility outstanding is $7.5 million provided by PEI and has been re-negotiated on a number of occasions. The loan is secured and currently repayable on 31 March 2004. The Loan Facility is otherwise on normal commercial terms and conditions. Monthly interest continues to be paid. The full amount of the Facility has been drawn down by the Company and it is intended that it be repaid in full by the Company from the proceeds of the Issue.

Based on past dealings with the PEI it is anticipated that if necessary, the terms of the Loan Facility may be capable of re-negotiation and extended.

PEI is not a related or associated party of the Company.

If the Issue is subscribed for less than the existing loan to PEI of $7,500,000 all monies raised (less the costs of issue and the first 4 interest payments) will be paid to PEI. If a shortfall occurs in the repayment of the loan to PEI, the Company will need to re-negotiate the payment of the balance of the Loan. If the PEI loan is not extinguished completely, interest payments on the Notes and principal repayments for those Notes that are not converted will be met by the issue of equity, or by conversion to a commercial loan facility or by cash flow from gold operations if the Warrior mine is developed on schedule. The PEI loan is not a foreign exchange risk for the Company as the principal and interest is payable in Australian dollars.

## 8.5 Other Material Contracts summary

In the opinion of the Directors, the material contract in the context of the Issue that have been entered into by the Company is referred to below. These references are summaries of the material provisions of the contract.

**Trust Deed**

The Trust Deed governs the terms and conditions on which the Notes are to be issued. Certain key points of the Trust Deed are summarised below. The summary is not intended to set out in detail all the provisions of the Trust Deed. Reference should be made to the Trust Deed for a full statement of its terms.

**Trustee**

ANZ Executors & Trustee Company Limited was involved in the negotiation of the Trust Deed, but was not involved in the drafting of this Replacement Prospectus (other than to review references to its name), nor involved in the promotion of the Issue. The Trustee does not guarantee the repayment of the money (principal, interest or otherwise) in respect of the Notes.

**The Company's Obligations**

The Company acknowledges its indebtedness to the Trustee whilst any Notes are outstanding and has agreed (amongst other things):

- to provide a copy of the Trust Deed to holders of Convertible Notes upon request;
- to pay all money payable in respect of all Convertible Notes as and when due in accordance with the Trust Deed;
- to cause its subsidiaries to carry on and conduct business in a proper and efficient manner;
- to make financial and other records of the Company and its subsidiaries available to the Trustee or agents of the Trustee;
- to call a meeting of holders of Convertible Notes if directed to do so by holders of Convertible Notes representing 10% or more of the nominal value of the Convertible Notes;
- to carry on and conduct its business in a proper and efficient manner;
- to insure and cause its subsidiaries to insure all insurable property against fire and maintain other insurance, including workers compensation, public risk and other risks as is customary in similar businesses;
- to comply with its obligations under the Trust Deed, the Corporations Act and the Listing Rules; and

**Reporting**

The Company and its subsidiaries must comply with certain statutory requirements and other requirements in the Trust Deed for the giving of reports, accounts, statements and other particulars. These include:

- lodging reports, reviews, accounts and statements with ASIC, ASX or other regulatory bodies;
- giving notice to the Trustee immediately if the Company becomes aware of the occurrence of an event of default under the Trust Deed, or that a term of the Trust Deed, a Term of Issue or a listing Rule requirement cannot be fulfilled;
- providing the Trustee with the audited financial statements of the Company and the reviewed half year financial statements of the Company;
- providing certificates signed by two Directors certifying the aggregate nominal amount of Convertible Notes outstanding, the amount of funds deposited in the specific purpose bank account, whether the Company has paid all principal and interest payable, whether the auditor has confirmed that to the best of the auditor's knowledge the Company has complied with the Trust Deed and whether a default has occurred when the Company provides financial statements; and
- providing the Trustee with a copy of any report or release required by the Corporations Act, the Listing Rules, the ASX or ASIC to be released to the market.

**Events of Default**

There are a number of events of default in the Trust Deed. A summary of these include:-

- the Company breaching any of its undertakings;
- the Company failing to pay any interest on a Convertible Note when required;

- the Company being unable to pay its debts, an order is made for the winding-up, or steps are taken to appoint an external administrator of the Company or a subsidiary;
- an encumbrancer takes possession of the whole or part of the assets or undertaking of the Company or a subsidiary;
- without the prior written consent of the Trustee, the Company or a subsidiary enters into any arrangement, reconstruction or as composition with its creditors;
- the Company fails to convert any Convertible Note in accordance with the Trust Deed;
- any representation or warranty given by the Company in writing to the Trustee is untrue or inaccurate in any material aspect and the Trustee gives notice of that fact to the Company; or
- the Company is removed from the ASX official list or trading in any of its securities is suspended by the ASX for a period of at least 10 consecutive business days.

The Trustee is not bound to enquire as to whether a default has occurred and is entitled to rely on the representations and warranties in the Trust Deed or the last certificate issued by the Company to the Trustee in respect of such matters.

If a default occurs, the Trustee may, and if requested by holders of the Convertible Notes who hold an aggregate amount of more than 50% of the total outstanding amount of the Convertible Notes, the Trustee must, declare all money owing under the Trust Deed to be immediately due and payable.

**Note holders' Powers**
A holder of Convertible Notes may enforce the Trust Deed if the holders of the Convertible Notes have by extraordinary resolution of at least 75% of the votes cast by holders of Convertible Notes entitled to vote directed the Trustee to do so and the Trustee has not done so within 30 days after the extraordinary resolution.

**Trustee's Powers**
There are certain powers that the Trustee may exercise under the Trust Deed in addition to the powers of trustees arising at law. A summary of these powers include the right to:

- enforce the Company's obligations to repay money and to perform its other duties;
- bring any action or proceeding against the Company to enforce the Trust Deed or apply to a court for directions in connection with that deed;
- delegate any of the trusts or powers vested in the Trustee under the Trust Deed;
- waive any breach of the Company of any of its obligations under the Trust Deed; and
- convene meetings of holders of Convertible Notes and represent the holders of Convertible Notes in any investigation, action, transaction or proceedings.

**Remuneration of the Trustee**
The Company has agreed to pay all reasonable fees, costs, charges and expenses incurred by or on behalf of the Trustee in connection with the Trust Deed, including in connection with any breach or default by the Company in respect of the Trust

deed, holding any meeting of holders of Convertible Notes, making any application to a court in relation to the Trust Deed, obtaining advice for the purposes connected with the Trust Deed and for the attendances of the Trustee's attorneys or agents, as well as stamp duty or GST arising in respect of the Trust Deed.

**Indemnification of the Trustee**

To the fullest extent permitted by law, the Company indemnifies the Trustee against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted to be done in relation to the Trust Deed. The indemnity does not apply to the extent it would be contrary to section 283DB of the Corporations Act or to the extent of wilful default, negligence, fraud or breach of trust by the Trustee.

Subject to section 283DB of the Corporations Act, if the Trustee is otherwise entitled to be indemnified, but the Trustee reasonably believes that there are no assets or money available to the Company or the funds held by the Trustee are insufficient to meet the indemnification, then the Trustee is not obliged to exercise its powers or act unless reasonably satisfied it will be indemnified out of the proceeds or the realisation resulting form the power or action or by holders of Convertible Notes.

**Trustees Liability**

Subject to the Corporations Act, the trustee is not under any liability in connection with the Trust Deed, except for negligence, default, fraud or breach of trust. The Trustee will not be liable for anything done or omitted to be done under a valid direction given to it by holders of Convertible Notes. The Trustee does not guarantee the payment of interest or any other money.

Subject to the Corporations Act, the Trustee is not bound to make payments to holders of Convertible Notes except out of the assets comprised in the trust fund and neither the Company nor holders of Convertible Notes or any of them may sue the Trustee personally nor appoint a receiver or liquidator to the Trustee nor prove in any liquidation of the Trustee.

**Meetings of Note holders**

The Trustee or the Company may convene a meeting of holders of Convertible Notes by giving not less than 28 days notice to holders of Convertible Notes. The Trustee must convene a meeting of holders of Convertible Notes if validly requisitioned to do so by holders of Convertible Notes who together hold 10% or more of the nominal value of the Convertible Notes and the purpose is to consider the annual financial statements or to give directions to the Trustee in relation to the exercise of any of its powers.

A quorum will be formed by holders of Convertible Notes who hold at least 5% of the aggregate nominal amount of Convertible Notes on issue at the date of the meeting. In determining whether a quorum is present, the chairman of the meeting must count holders of Convertible Notes, proxies, attorneys, body corporate representatives and any other persons entitled to vote.

Holders of Convertible Notes make a decision by passing a resolution. Unless a poll is properly requested, a resolution must be decided by a show of hands of one vote per holder of Convertible Notes. A poll may be requested by the Trustee, the Company, the chairman of the meeting or any holders of Convertible Notes holding at least 10% of the nominal amount of the Convertible Notes on issue at that time. On a poll, each holder of Convertible Notes has one vote per Convertible Note.

**Royalty Commitments**
In September 2003, Strategic Joint Partners Pty Ltd ("Strategic"), as trustee of an unrelated unit trust, the Australian Gold Trust No 1, purchased for $1,000,000 a royalty interest in the first 40,000 ozs of gold production from the Warrior gold mine. Pursuant to the terms of the royalty agreement, Strategic will receive from CTO a royalty interest payment of 1.4% on the value of gold produced from the Warrior gold mine.

CTO have a call option to repurchase the royalty which may be exercised by the Company at any time prior to the termination of the royalty agreement, provided that 40,000 ozs of gold has been produced from the Warrior gold mine.

Strategic has a put option ("Put Option") exercisable by Strategic at any time after 18 months from the date of the royalty agreement if the gold produced from the Warrior gold mine is less than 40,000 ozs. The price payable on exercise of the Put Option is comprised of an initial sum and subsequent instalments each calendar quarter until gold production has reached 40,000 ozs.

The amount and timing of future royalty payments by the Company is contingent on a number of future events and circumstances, such as the future price of gold and the timing and level of gold production, which cannot be accurately predicted at the date of this Prospectus. A current best estimate is that the minimum amount payable under the agreement is nil and the maximum amount payable under the agreement will be $1.28 million.

## 8.6 Litigation
The Company is not involved in any actual or threatened litigation or administrative action of a material nature.

## 8.7 Interests of Directors
The Directors have resolved that Mr Foley, in his capacity as the non-executive chairman, will be paid $35,000 per annum and Mr Barns in his capacity as a non-executive Director, will be paid $30,000 per annum.

A Director may also be paid fees or other amounts as the Directors determine if a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. A Director may also be reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

The Directors hold the following Shares and Directors Options immediately before the Issue. Interests include those held directly and indirectly.

| Director | Ordinary Shares | Director Options |
|---|---|---|
| John J Foley | 4,024,701 | 5,000,000 |
| Mark J Lynch | 57,536,271 | 8,000,000 |
| Greg Barns | Nil | Nil |

## 8.8 Tax Considerations

Payment of interest on the Convertible Notes, the acquisition and disposal of Convertible Notes, conversion of Convertible Notes into Shares and repayment of the Issue Price of the Convertible Notes on maturity may have taxation consequences which will differ depending on the specific financial circumstances of each Note holder.

***All Note holders are urged to seek independent financial and taxation advice about the consequences of acquiring Notes and the later conversion of Notes to Shares or the repayment of principal on the Notes having regard to their specific personal circumstances.***

## 8.9 Statement of Competent Person

The information in this Prospectus that relates to Exploration Results, Mineral Resources and Ore Reserves is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mr. Towsey is employed by CTO as General Manager, Mining and Exploration. Mr. Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

Mr Towsey has consented in writing to the inclusion in this Prospectus of the matters based on the information in the form and context in which it appears and at the date of issue of the Prospectus had not withdrawn such consent.

## 8.10 Consents

The following parties have given (and not before the date of this Prospectus withdrawn) their consent in writing to the inclusion of the following information in this Prospectus in the form and context in which it appears. None of the following firms or have caused or authorised the issue of this Prospectus or have in any way been involved in the making of the Issue.

- Hemming and Hart, as solicitors to the Issue and to the Company.
- Computershare Investor Services Pty Limited as the share registry of the Company in the form and context in which it is named.

## 8.11 Interests of experts and parties who have consented to be named

The nature and extent of the interests (if any) that a person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or a promoter of the Company, holds, or held at any time during the last two years in the formation or promotion of the Company or property acquired or to be acquired by the Company in connection with its formation or promotion is set out below.

The amount that anyone has paid or agreed to pay, or the nature and value of any benefit anyone has given or agreed to give for services provided by a person named in the Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus or a promoter of the Company in connection with the formation or promotion of the Company is set out below.

- Hemming and Hart are entitled to be paid $15,000 in professional fees for advice and assistance in relation to certain aspects of this Prospectus, assisting the Company in relation to its due diligence regime and enquiries and in relation to its application for quotation of the Convertible Notes on the ASX.
- Computershare Investor Services Pty Limited has been engaged by the Company to maintain its share registry. The Company pays a periodic payment for this work dependant upon the trading activity in the Company's securities.

**8.12 Expenses of the Issue**

If the Issue is fully subscribed, the total estimated costs of the Issue will be approximately $970,000, calculated as follows:-

| | |
|---|---|
| • Brokerage and commission | 820,000 |
| • Marketing and promotional costs | 115,000 |
| • Printing, postage and freight | 15,000 |
| • Legal expenses | 15,000 |
| • Miscellaneous administrative costs | 5,000 |

If the Issue is not fully subscribed, the expenses of the Issue will be reduced, principally brokerage and commissions paid.

**8.13 Inspection of Documents**

A copy of the Company's constitution and the Trust Deed may be inspected at the registered office of the Company during normal business hours by appointment with the Company Secretary.

**8.14 Consent to Lodgement**

Each of the Directors of the Company has consented to the lodgement of this Prospectus with ASIC.

Signed on behalf of the Company by:-

*John J Foley* *Mark J Lynch*

DATED: 27 February 2004

# 9 DEFINITIONS

The following terms have the following meanings in this Prospectus:

| | |
|---|---|
| **$** | all dollar amounts are in Australian dollars unless otherwise stated |
| **Applicant(s)** | person(s) who submit an Application |
| **Application(s)** | valid application made to purchase or subscribe for a specified number of Convertible Notes pursuant to this Prospectus |
| **Application Form** | form attached to this Prospectus through which an Application can be made |
| **Application Money** | money paid by the Applicant to purchase or subscribe for a specified number of Convertible Notes pursuant to this Prospectus |
| **Application Period** | the period commencing on the Opening Date and finishing on the Closing Date(s) |
| **ASIC** | Australian Securities & Investments Commission |
| **ASX** | Australian Stock Exchange Limited |
| **ASX Listing Rules** | rules issued by ASX governing the admission of entities to the official list, quotation of securities, suspension of quotation and removal from the official list of ASX |
| **Au** | Chemical symbol for gold |
| **Board** | Board of Directors of the Company |
| **CHESS** | Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited |
| **CIL** | Carbon-in-Leach, a process of recovering gold from finely ground ore by leaching with cyanide and absorbing the dissolved gold onto carbon |
| **Closing Date(s)** | 29 March 2004 |
| **Company or CTO** | Citigold Corporation Limited (formerly Charters Towers Gold Mines Limited)<br>ABN 30 060 397 177 |
| **Convertible Notes or Notes** | the unsecured convertible notes to be issued under this Prospectus |
| **Corporations Act** | Corporations Act 2001 (Cth) |

| | |
|---|---|
| **Directors** | directors of the Company |
| **Exposure Period** | period of 7 days from the date of lodgement of this Prospectus with ASIC unless extended to 14 days by ASIC in accordance with the terms of the Corporations Act |
| **g/t** | grams per tonne |
| **Great Mines or GM** | Great Mines Limited |
| **JORC Code** | Joint Ore Reserves Committee Code |
| **Issue** | issue of Convertible Notes under this Prospectus |
| **Issue Period** | the period commencing on 19 February and finishing on 29 March 2004 unless extended or otherwise varied |
| **Issue Price** | $0.40 per Convertible Note |
| **Opening Date** | date the Issue opens being the date no earlier than 7 days after the date of this Prospectus |
| **PEI** | Princeton Economics International, Limited (in provisional liquidation) |
| **Prospectus** | this replacement Prospectus dated 27 February 2004, lodged in replacement of the Prospectus dated 12 February 2004 |
| **Shares or Ordinary Shares** | fully paid ordinary shares in the capital of the Company |
| **tpa** | Tonnes per annum |
| **Trust Deed** | The trust deed for Convertible Notes dated 11 February 2004 between the Company and the Trustee |
| **Trustee** | ANZ Executors and Trustee Company Limited ABN 33 006 132 332 on approval given by ASIC under section 283 GB of the Corporations Act |

# ANNEXURE A

**ASX RELEASES – CTO - PERIOD 1 JULY 2002 TO 27 FEBRUARY 2004**

| Date | Nature and Description of Announcement |
|---|---|
| 27.02.2004 | Citigold Exports Gold Awards to Dubai |
| 19.02.2004 | Appendix 3B New Issue |
| 19.02.2004 | Convertible Note Prospectus Exposure Period Extended |
| 13.02.2004 | Convertible Note Disclosure Document |
| 12.02.2004 | Disclosure Document |
| 12.02.2004 | Share Purchase Plan Extension information |
| 06.02.2004 | Takeover Successful |
| 06.02.2004 | Share Purchase Plan – Offer Extension |
| 06.02.2004 | Great Mines Limited – Panel Publishes Reasons |
| 30.01.2004 | Second Quarter Activities Report |
| 30.01.2004 | Second Quarter Cashflow Report |
| 20.01.2004 | Takeover bid proceeds to compulsory acquisition |
| 20.01.2004 | Appendix 3B - Working Capital |
| 19.01.2004 | Letter to Shareholders re: Share Purchase Plan |
| 15.01.2004 | Share Purchase Plan Offer |
| 09.01.2004 | Takeover Bid Update re Great Mines Ltd |
| 09.01.2004 | TOV Ann: Panel accepts undertakings re T/O for Great Mines |
| 17.12.2003 | Extension of Loan Facility |
| 15.12.2003 | Convertible Note Disclosure Document |
| 12.12.2003 | Convertible Note Prospectus |
| 12.12.2003 | Great Mines Limited - Takeover |
| 10.12.2003 | Warrior Gold Mine Update |
| 10.12.2003 | Takeover Bid - Great Mines Ltd |
| 10.12.2003 | TOV Ann: Panel Rec Appl from ASIC re T/O for Great Mines Ltd |
| 08.12.2003 | Appendix 3B - Working Capital |
| 04.12.2003 | Supplementary Bidder's Statement |
| 04.12.2003 | Supplementary Bidder's Statement |
| 03.12.2003 | Citigold Corporation Limited |
| 01.12.2003 | Results of AGM |
| 24.11.2003 | Prospectus Interim Order |
| 19.11.2003 | Appendix 3B – refinance existing loan facility/working cap |
| 18.11.2003 | Disclosure document for the issue of Convertible Notes |
| 18.11.2003 | Convertible Note Disclosure document lodged with ASIC |
| 11.11.2003 | Appendix 3B – Scrip Offer – T/O of Great Mines Limited |
| 11.11.2003 | Gold Production Moves Closer |
| 03.11.2003 | Charters Towers Bid Offer Dispatched |
| 31.10.2003 | First Quarter Activities Report |
| 31.10.2003 | First Quarter Cashflow Report |
| 29.10.2003 | Appendix 3B – Working Capital |
| 27.10.2003 | Charters Towers Evolves into CitiGold |
| 24.10.2003 | Annual Report |
| 24.10.2003 | Notice of Annual General Meeting |
| 24.10.2003 | Bidder's Statement |
| 20.10.2003 | Bidder's Statement – Off-market bid |
| 20.10.2003 | Release of Bidder's Statement |

| Date | Nature and Description of Announcement |
|---|---|
| 02.10.2003 | Appendix 3B – working capital |
| 30.09.2003 | Full Year Accounts |
| 26.09.2003 | Gold City Meets the City of Gold |
| 25.08.2003 | Appendix 3B – working capital |
| 20.08.2003 | Response to ASX Share Price Query |
| 19.08.2003 | Bid for Great Mines |
| 19.08.2003 | Response to ASX Query re Share Price |
| 31.07.2003 | Fourth Quarter Cashflow Report |
| 31.07.2003 | Fourth Quarter Activities Report |
| 23.07.2003 | Appendix 3B – Working Capital |
| 27.06.2003 | Letter to Shareholders: Discount Offer Extended |
| 26.06.2003 | Transfield Services Gold Deal |
| 24.06.2003 | Results of General Meeting |
| 02.06.2003 | Share Purchase Plan June 2003 Offer |
| 30.05.2003 | Appendix 3B – Working Capital |
| 21.05.2003 | Notice of General Meeting |
| 14.05.2003 | Escrow Shares |
| 30.04.2003 | Third Quarter Activities Report |
| 30.04.2003 | Third Quarter Cashflow Report |
| 19.03.2003 | Appendix 3B – For working capital |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Change of Director's Interest Notice x 2 |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Amended Directors' Report |
| 18.03.2003 | Half Year Directors' Statement |
| 14.03.2003 | Half Yearly Report |
| 17.02.2003 | Appendix 3B – Working Capital |
| 10.02.2003 | Charters Towers First in Dubai |
| 31.01.2003 | Second Quarter Activities Report |
| 30.01.2003 | Second Quarter Cashflow Report |
| 10.01.2003 | Share Purchase Plan Offer Extension |
| 16.12.2002 | Appendix 3B – Placement |
| 13.12.2002 | Letter to Shareholders: Share Purchase Plan Offer |
| 13.12.2002 | Form 284 – Notification of Share Cancellation |
| 13.12.2002 | Amendment Record Date Share Purchase Plan Offer |
| 12.12.2002 | Share Purchase Plan Offer |
| 29.11.2002 | Results of AGM |
| 19.11.2002 | Company Briefing |
| 15.11.2002 | Merchant Bank to Advise Charters Towers |
| 08.11.2002 | New High Grade Mineralisation |
| 05.11.2002 | Appendix 3B – Issue of shares for working capital purposes |
| 31.10.2002 | First Quarter Activities Report |
| 30.10.2002 | Notice of Annual General Meeting |
| 30.10.2002 | First Quarter Cashflow Report |
| 28.10.2002 | Annual Report/Top 20 |
| 25.10.2002 | Annual Report/Top 20 rec'd (full copy not yet available) |
| 24.10.2002 | ASIC Annual Audited A/cs |
| 23.10.2002 | Engineers endorse gold plan/Placement |
| 08.10.2002 | New Gold Finds |
| 01.10.2002 | Letter to Shareholders |

| Date | Nature and Description of Announcement |
| --- | --- |
| 27.09.2002 | General Manager gives approval to Gold Production Plan |
| 31.07.2002 | Fourth Quarter Cashflow Report |
| 31.07.2002 | Fourth Quarters Activities Report |
| 22.07.2002 | Change in substantial holding |
| 18.07.2002 | Underground Works begins at Charters Towers |
| 15.07.2002 | Change of Registered office address |
| 12.07.2002 | Appendix 3B – Share Purchase Plan Final Allotment |
| 04.07.2002 | Appendix 3C – Selective Share Buy-Back |
| 02.07.2002 | Shareholders unanimously approve buy back |

# ANNEXURE B

## RIGHTS ATTACHING TO CTO SHARES

All Shares issued rank equally in all respects with CTO's existing Shares. Full details of the rights attaching to Shares are set out in the constitution of CTO, a copy of which is available for inspection at CTO's registered office during normal business hours. A summary of the more significant rights is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of CTO's shareholders.

**1. Voting rights**

At a general meeting, every holder of Shares in the capital of CTO present in person or by an attorney, representative or proxy has one vote on a show of hands and one vote per fully paid share on a poll. Voting rights in respect of contributing shares are pro rata to the amount paid up.

**2. Dividends**

Subject to the rights of holders of shares issued with any special, preferential or qualified rights (at present there are none), the profits of CTO which Directors of CTO may from time to time determine to distribute by way of dividend are divisible among the holders of shares in proportion to the shares held by them, irrespective of the amount paid up or credited as paid up on the shares. No dividends have been declared by CTO as at the date of this Prospectus.

**3. Winding up**

Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding up of CTO, all assets that may be legally distributed among the shareholders will be distributed in proportion to the shares held irrespective of the amount paid up or credited as paid up on the shares provided that a shareholder who is in arrears in payment of any call, but whose shares have not been actually forfeited, shall not be entitled to share in such a distribution until the amount owing in respect of the call has been fully paid and satisfied.

**4. Transfer of Shares**

Shares in CTO are freely transferable and subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the ASX Listing Rules.

**5. Creation and issue of further Shares**

The allotment and issue of any new Shares is under the control of the Directors of CTO, and, subject to any restrictions on the allotment of Shares imposed by the constitution of CTO, the ASX Listing Rules or the Corporations Act, the Directors of CTO may allot, issue, grant options over or otherwise dispose of those Shares to such persons, on such terms and conditions, and with such rights and privileges as they may from time to time determine.

6. **Variation of rights attaching to Shares**

At present, CTO has only Ordinary Shares on issue. If at any time shares of another class are issued, the rights or conditions attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the sanction of a resolution passed by the holders of at least three-quarters of the shares affected at a special meeting of such holders convened for the purpose, or with the written consent of the holders of at least three-quarters of the shares of that class then on issue.

7. **General Meetings**

Each holder of Shares in the capital of CTO will be entitled to receive notice of, and to attend and vote at, general meetings of CTO and to receive all notices, accounts and other documents required to be furnished to shareholders under the constitution of CTO, the Corporations Act or the ASX Listing Rules.

This page has been left intentionally blank

# APPLICATION FORM

**Citigold Corporation Limited**
ACN 060 397 177

## CONVERTIBLE NOTES

Before completing the Application Form, you should read the Replacement Prospectus ("**Prospectus**") dated 27 February 2004 and the instructions over. No Convertible Notes will be issued pursuant to the Prospectus later than 6 months after the date of the Prospectus.

**PLEASE READ CAREFULLY ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM**

I/We apply for: [ ] Convertible Notes at 40 cents per Convertible Note in Citigold Corporation Limited or such lesser number of Convertible Notes which may be allocated to me/us by the Directors. The minimum number that can be applied for is 5,000 Convertible Notes ($2,000) and thereafter in multiples of 2,500 Convertible Notes ($1000).

I/We lodge full Application Money of: [ X $0.40 = $ ] for the Convertible Notes.

**APPLICANT 1** Full name (PLEASE PRINT)

State Postcode

Telephone Number | Tax File Number, ABN or Exemption | HIN (where applicable)

**APPLICANT 2** Full name (PLEASE PRINT)

Postal Address (PLEASE PRINT)

State Postcode

Telephone Number | Tax File Number, ABN or Exemption | HIN (where applicable)

## PAYMENT DETAILS (*please tick applicable box)*

- ❑ **Cheque** – please make cheque payable to **Citigold Corporation Limited.**
- ❑ **Credit Card** – please complete and sign the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ | |
|---|---|---|---|
| **Amount $A:** $ | **Card Type:** | **Expiry Date:** _ _ / _ _ | **Signature:** |

**Declaration and Statements:**
By lodging this Application Form:

- I/we declare that all details and statements made by me/us are complete and accurate;
- I/We agree to be bound by the terms and conditions set out in the Prospectus and by the constitution of the Company;
- I/We acknowledge that the Company will send me/us a paper copy of the Prospectus and any Supplementary Prospectus (if applicable) free of charge if I/we request so during the currency of the Prospectus;
- I/We authorise the Company to complete and execute any documentation necessary to effect the issue of Convertible Notes to me/us; and
- I/We have received personally a copy of the Prospectus accompanied by or attached to this Application Form or a copy of the Application Form or a direct derivative of the Application Form before applying for Convertible Notes.

I/We acknowledge that returning the Application Form with the Application Money will constitute my/our offer to subscribe for Convertible Notes in the Company and that no notice of acceptance of the Application will be provided.

TO MEET THE REQUIREMENTS OF THE CORPORATIONS ACT, THIS FORM MUST NOT BE HANDED TO ANY PERSON UNLESS IT IS ATTACHED TO OR ACCOMPANIED BY THE PROSPECTUS DATED 27 February 2004 AND ANY RELEVANT SUPPLEMENTARY PROSPECTUS.

(see application instructions overleaf)

This Application Form relates to the offer of 37,500,000 Convertible Notes in Citigold Corporation Limited pursuant to the Prospectus dated 27 February 2004.

**APPLICATION FORMS**
Please complete all parts of the Application Form using BLOCK LETTERS. Use correct forms of registrable name (see below). Applications using the wrong form of name may be rejected. Current CHESS participants should complete their name and address in the same format as they are presently registered in the CHESS system.

Insert the number of Convertible Notes you wish to apply for. The Application must be for a minimum of 5,000 Convertible ($2,000) and thereafter in multiples of 2,500 Convertible Notes ($1,000). The Applicant(s) agree(s) upon and subject to the terms of the Prospectus to take any number of Convertible Notes equal to or less than the number of Convertible Notes indicated on the Application Form that may be allotted to the Applicants pursuant to the Prospectus and declare(s) that all details of statements made are complete and accurate.

No notice of acceptance of the Application will be provided by the Company prior to the allotment of Convertible Notes. Applicants agree to be bound upon acceptance by the Company of the Application.

Please provide us with a telephone contact number (including the person responsible in the case of an Application by a company) so that we can contact you promptly if there is a query regarding your Application Form. If your Application Form is not completed correctly, it may still be treated as valid. There is no requirement to sign the Application Form. The Company's decision as to whether to treat your Application as valid and how to construe, amend or complete it shall be final.

**PAYMENT**
Applications for Convertible Notes must be accompanied by the Application Money of 40 cents per Convertible Note (in Australian Currency). Cheques should be made payable to Citigold Corporation Limited and crossed "Not Negotiable".

**LODGING OF APPLICATIONS**
Completed Application Forms and cheques must be:

Posted to:
**Citigold Corporation Limited**
**PO Box 1909**
**MILTON QLD 4064 AUSTRALIA**

or

Delivered to:
**Citigold Corporation Limited**
**Suite 5a, 19 Lang Parade**
**MILTON QLD 4064 AUSTRALIA**

**Applications** must be **received** by **no later than** 5.00pm EST on the **Closing Date** (29 March 2004).

**BROKER SPONSORED APPLICANTS**
The Company is an Issuer Sponsored participant in the ASX CHESS System. This enables a holder to receive a statement of holding rather than a certificate. If you are already a Broker Sponsored participant in the system, you may complete this section or forward a signed Application Form to your sponsoring broker for completion prior to lodgement. Otherwise, leave this box blank and your Convertible Notes will automatically be Issuer Sponsored on allotment.

**TAX FILE NUMBERS**
The collection of tax file number ("TFN") information is authorised and the tax laws and the Privacy Act strictly regulate its use and disclosure. Please note that it is not against the law not to provide you TFN or claim an exemption, however, if you do not provide your TFN or claim an exemption, you should be aware that tax will be taken out of any interest payments at the maximum tax rate.

If you are completing the Application with one or more joint applicants, and you do not wish to disclose your TFN or claim an exemption, a separate form may be obtained from the Australian Taxation Office to be used by you to provide this information to the Company. Certain persons are exempt from providing a TFN. For further information, please contact your taxation adviser or any Australian Taxation Office.

**CORRECTION FORM OF REGISTRABLE TITLE**
Note that only legal entities are allowed to hold securities. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Citigold Corporation Limited. At least one full given name and the surname are required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of the correct forms of registrable names below:

| TYPE OF INVESTOR | CORRECTION FORM OF REGISTRATION | INCORRECT FORM OF REGISTRATION |
|---|---|---|
| Individual<br>Use given names in full, not initials | Mr John Alfred Smith | J A Smith |
| Company<br>Use the company's full title, not abbreviations | ABC Pty Ltd | ABC P/L or ABC Co |
| Joint Holdings<br>Use full and complete names | Mr Peter Robert Williams &<br>Ms Louise Susan Williams | Peter Robert &<br>Louise S Williams |
| Trusts<br>Use trustee(s) personal name(s),<br>Do not use the name of the trust | Mrs Susan Jane Smith<br>< Sue Smith Family A/C > | Sue Smith Family Trust |
| Deceased Estates<br>Use the executor(s) personal name(s) | Ms Jane Mary Smith & Mr Frank William Smith<br><Estate John Smith A/C> | Estate of Late John Smith, or<br>John Smith Deceased |
| Minor (a person under the age of 18)<br>Use the name of a responsible adult with an appropriate designation | Mr John Alfred Smith<br><Peter Smith A/C> | Master Peter Smith |
| Partnerships<br>Use the partner's personal names. Do not use the name of the partnership | Mr John Robert Smith & Mr Michael John Smith<br><John Smith and Son A/C> | John Smith and Son |
| Clubs/Unincorporated Bodies/Business Names<br>Use office bearer(s) personal name(s). Do not use the names of the club etc. | Mr Michael Peter Smith<br><ABC Tennis Association A/C> | ABC Tennis Association |
| Superannuation Funds<br>Use the name of trustee of the fund. Do not use the name of the fund. | Jane Smith Pty Ltd<br><Super Fund A/C> | Jane Smith Pty Ltd<br>Superannuation Fund |

www.citigold.com
CITIGOLD corporation

RECEIVED
2004 JUN 15 P 3:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**CITIGOLD CORPORATION LIMITED**

**(formerly Charters Towers Gold Mines Limited)**

**ABN 30 060 397 177**

**AUSTRALIA**

# PROSPECTUS

## for the issue of

## 37,500,000 CONVERTIBLE NOTES

**at a price of $0.40 per Note**
**earning interest at 12% per year**
**maturing on 29 March 2007**

**Prospectus dated 12 February 2004**

This Prospectus is important and requires your immediate attention. Applicants should read this Prospectus in its entirety before deciding whether to apply for Convertible Notes. The Directors consider an investment in unsecured Convertible Notes made pursuant to this Prospectus to be speculative. Applicants should consult their professional advisers for advice in respect of the contents of this Prospectus.

# CORPORATE DIRECTORY

| | |
|---|---|
| **Issuer** | Citigold Corporation Limited<br>(formerly Charters Towers Gold Mines Limited)<br>ABN 30 060 397 177<br>ASX Code: 'CTO' |
| **Registered Office** | Suite 5a, 19 Lang Parade, Milton<br>BRISBANE QLD 4064 AUSTRALIA<br>Mail : PO Box 1909 Milton, 4064<br>Phone: +61 7 3870 8000<br>Fax: +61 7 3870 8111 |
| **Website** | www.citigold.com |
| **Directors** | John Foley, BD LLB BL (Dublin) (Non-Executive Director)<br>Mark Lynch, (Managing Director)<br>Greg Barns, BA LLB (Non-Executive Director) |
| **Company Secretary** | Roslynn Shand, BA LLB FCIS |
| **Auditors and Independent** | Nexia Court & Co, Chartered Accountants<br>Level 29 264 George Street<br>SYDNEY NSW 2000 AUSTRALIA |
| **Legal Advisers** | Hemming & Hart, Lawyers<br>Level 2 307 Queen Street<br>BRISBANE QLD 4000 AUSTRALIA |
| **Home Stock Exchange** | Australian Stock Exchange Limited<br>Exchange Centre, Level 4 20 Bridge Street<br>SYDNEY NSW 2000 AUSTRALIA |
| **Share Registry** | Computershare Investor Services Pty Limited<br>Level 27 Central Plaza Building<br>345 Queen Street<br>BRISBANE QLD 4000 AUSTRALIA<br>Phone: +61 7 3237 2100<br>Fax: +61 7 3229 9860 |
| **Trustee** | ANZ Executors & Trustee Company Limited<br>ABN 33 006 132 332<br>21/530 Collins Street<br>MELBOURNE VICTORIA AUSTRALIA<br>Phone: +613 9273 2945<br>Fax: +61 3 9605 3437 |

# TABLE OF CONTENTS

**This Prospectus was lodged with the Australian Securities and Investments Commission on 12 February 2004. The original date of lodgement, being 12 February 2004 is the date of this Prospectus.**

Neither the ASIC nor ASX nor any of their respective officers take any responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

This Prospectus is subject to an Exposure Period. No Applications for Notes will be accepted nor will Notes be issued on the basis of this Prospectus earlier than 7 days after lodgement of this Prospectus with ASIC, or any longer period required by ASIC under section 727(3) of the Corporations Act.

No preference will be conferred on persons who lodge Applications before the expiry of the Exposure Period.

Application will be made to the ASX within 7 days of the date of this Prospectus for official quotation of the Notes offered pursuant to this Prospectus.

This Prospectus will be issued in paper form. A copy of this Prospectus may also be viewed online at Company's website, www.citigold.com. Investors can only apply for Notes on the Application Form and on the terms and conditions set out in this Prospectus. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to a hard copy of this prospectus or it accompanies the complete and unaltered version of this Prospectus. During the Issue Period any person may obtain a hard copy of this Prospectus free of charge by calling –

Mrs Roslynn Shand, the Company Secretary,
on 07 3870 8000 during normal business hours
or by email on rshand@citigold.com.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of securities in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Issue which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as being authorised by the Company in connection with the Issue.

Please refer to the Definitions section in this Prospectus for the definitions, explanation of terms and abbreviations used in parts of this Prospectus.

**The securities offered by this Prospectus should be considered speculative. Before deciding to invest in the Company potential investors should read the entire Prospectus and the risk factors that could affect the financial performance of the Company. The price of securities may rise or fall according to a number of factors. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.**

# CONVERTIBLE NOTES – SUMMARY

| | |
|---|---|
| **Issue Type** | Unsecured Convertible Note |
| **Notes on offer** | 37,500,000 |
| **Face Value** | $0.40 per Note |
| **Share Price over last 12 months** | High $0.36<br>Low $0.085 |
| **Applications for Notes** | Minimum of 5,000 Convertible Notes (being minimum Application Money of $2,000), and thereafter in multiples of 2,500 Convertible Notes (being $1,000). |
| **Notes ASX Listing** | Yes |
| **Maturity Date** | 29/03/07 |
| **Interest Rate** | 12% per annum base yield, plus a yield enhancer linked to the A$ gold price. This pays an extra 1% per annum for every A$50 rise in the A$ gold price above A$550 per ounce. |
| **Interest Cover** | Sufficient funds will be retained from the Issue to meet all interest payments for the first 12 months. |
| **Interest Payment Dates** | Quarterly payments in arrears - 29/06/04, 29/09/04, 29/12/04, 29/03/05, 29/06/05, 29/09/05, 29/12/05, 29/03/06, 29/06/06, 29/09/06, 29/12/06, 29/03/07 |
| **Redemption** | Redeemable for full face value on 29/03/07 (if not converted to Shares earlier) |
| **Conversion Terms** | Note holders may convert their Notes into Ordinary Shares any time prior to the Redemption date.<br>The number of Ordinary Shares to be issued to the Note holder on conversion of the Convertible Notes will be determined in accordance with the following formula:<br>1 Convertible Note: 1 Ordinary Share |
| **Ranking** | The claims of Note holders rank after secured claims and obligations preferred under the law, but before claims of shareholders of the Company. |

## INVESTMENT HIGHLIGHTS

- Established company publicly-listed on the ASX since 1993. The share price has ranged from a low of $0.085 to a high of $0.36 over the last 12 months.
- The company's net assets are over $40 million as at 30/06/03 (including a substantial gold extraction plant and fully permitted tailings facility).
- Market capitalisation of the Company as at the date of this Prospectus is approximately $60 million.
- Experienced Board and management with hands-on operational, financial, legal and management expertise in the gold mining industry.
- Opportunity to invest in a high yielding security (minimum 12% per annum interest rate) which provides capital protection over three years along with upside exposure to any future growth of the Company's share price.
- The Notes have ANZ Executors & Trustee Company Limited as Trustee to ensure that the first 12 months of interest payments are set aside and that Investors interests are uniformly represented.
- Opportunity for investors and shareholders to participate in an advanced stage rejuvenation project of one of Australia's great gold fields – Charters Towers.
- Warrior gold mine is scheduled to produce gold at an initial rate of 40,000 ounces per year commencing in the second half of 2004.
- Granted mineral tenure in and around the city of Charters Towers in North Queensland covering some 100 square kilometres.
- The Company's mineral tenure contains over one million ounces of gold (in all Mineral Resource categories as defined in the JORC Code) comprising 3.7 million tonnes grading an average of 8.4 g/t Au.
- Future gold potential continues to be assessed and the Company's long term objective, subject to successful exploration and development, is to become a consistent gold producer over an extended mine life.
- The Notes will be quoted on the ASX.

# HOW TO APPLY FOR NOTES

Applications for Notes may only be made during the Application Period on the Application Form that accompanies this Prospectus. Instructions on how to complete the Application Form are on the back of the Application Form. Applications that are not made on the Application Form will not be accepted by the Company.

Applications for Notes must be accompanied by the appropriate Application Money for the number of Notes applied for in the Application Form.

Payment can be made by

(a) **credit card** – please complete the credit card details on the Application Form; or

(b) **cheque** – cheques should be drawn on an Australian bank in Australian dollars and should be made payable to –

"**CITIGOLD CORPORATION LIMITED**"
and be crossed "**NOT NEGOTIABLE**".

All Application Forms must be lodged to the attention of the Company Secretary at the registered office or mailing address of the Company:

Suite 5a, 19 Lang Parade, MILTON Queensland 4064
PO Box 1909 MILTON Queensland 4064 Australia

The Application Period is expected to open at 9.00am EST on 19/02/04 ("Opening Date") and close at 5.00pm EST on 29/03/04 ("Closing Date").

**The Directors generally reserve the right to vary the Opening Date and Closing Date for Applications. The Directors may reopen and close the Issue at anytime before the expiry date of the Prospectus. The Directors also reserve the right not to proceed with the Issue. In that case the Application Money will be returned without interest. In any event, no Application Form for Notes will be accepted nor will Notes be issued until the expiry of the minimum period of 7 days, or any longer period required by the ASIC under section 727(3) of the Corporations Act, after lodgement of the Prospectus with ASIC.**

# 1 CHAIRMAN'S LETTER

*Dear Investor,*

*It is my pleasure to introduce this Prospectus and invite you to subscribe for the securities being offered and share in the growth of Citigold Corporation Limited (formerly Charters Towers Gold Mines Limited).*

*The Company is entering a new phase of growth and development as we look to implement our business plan of making the Company a major Australian gold producer. The Board and management have undertaken a strategic review of the Company's assets and opportunities and have decided to focus initially on gold production from existing Company assets. Given the current favourable market conditions for gold, we are offering the Convertible Notes to raise capital for the Company to reduce existing debt and ensure the start of gold production at our Warrior gold mine.*

*The Directors wish to provide the opportunity for existing shareholders and the general public to invest in Convertible Notes and benefit from the growth of the Company.*

*The proceeds of the Convertible Notes issued pursuant to this Prospectus will be used as follows:-*

- *to retire the Company's single major debt of $7.5 million owing to Princeton Economics International, Limited (PEI);*
- *a proportion of the funds raised will be set aside as a special purpose account to meet interest payments for a period of twelve months (the first four repayment periods); and*
- *the balance allocated for working capital purposes, including ensuring funding for the commencement of mining at the Warrior Gold Mine at Charters Towers.*

*The proceeds raised, as set out above, will serve to:*

- *Strengthen the company's balance sheet through the replacement of the company's short term primary secured debt (PEI loan) with the long term unsecured Convertible Note obligation.*

- *Provide enough funds to resume gold production and cash-flow from the Charters Towers area.*

*This Prospectus sets out the key factors that you and your financial adviser should consider in determining whether to acquire these securities.*

*The terms of this Issue present an opportunity for you to earn an attractive rate of interest (minimum 12% per annum) and the ability to share in the upside of any increase in the gold price and/or the Company's share price through the right to convert each 40 cent Convertible Note at any time prior to the Redemption Date into one CTO Ordinary Share.*

*There is also provision for increased interest payments if the Australian gold price exceeds A$550 per ounce.*

*I commend this opportunity to you and the Board and management of your Company look forward to working to build a profitable, emerging mining house planned to become one of the innovative Australian gold producers.*

*Yours sincerely*

*John J Foley*
*Chairman*

# 2 ISSUE PURPOSE AND DETAILS

## 2.1 Summary Only

This summary is not intended to provide full information on the Convertible Notes offered by this Prospectus. Before deciding to apply for Notes you should carefully read this Prospectus in full.

## 2.2 The Purpose of the Issue

The Company proposes to issue up to 30,000,000 Notes under this Prospectus to raise up to $15,000,000. These Convertible Notes are intended to be tradeable on the Australian Stock Exchange ('ASX'), creating a second tradeable security, in addition to the Company's existing Shares.

Shareholders of the Company will be invited to subscribe for Notes. Application Money is payable in full upon Application. Shareholders of the Company will rank equally with the public on a first-come, first-served basis.

## 2.3 Indicative Timetable

| | |
|---|---|
| • Prospectus lodged with ASIC | 12 February 2004 |
| • Opening Date for receipt of Applications | 19 February 2004 |
| • Closing Date | 29 March 2004 |
| • Final allotment date of Notes | 5 April 2004 |
| • Anticipated date of final quotation of Convertible Notes to begin trading on the ASX | 13 April 2004 |
| • Record Date for first interest payment | 29 June 2004 |
| • Payment Date for first interest payment | 6 July 2004 |
| • Maturity Date of the Convertible Notes | 29 March 2007 |

These dates are indicative only and the Company reserves the right to change the above dates in accordance with the provisions of the Corporations Act and the ASX Listing Rules.

## 2.4 Use of Proceeds of the Issue

There is no minimum subscription requirement attaching to the proposed issue of Convertible Notes. If the Issue is fully subscribed, it is proposed that the $15,000,000 to be raised will be applied in the following manner:

| Activity | Proposed Application |
|---|---|
| Repayment in full of an existing loan payable to PEI | $7,500,000 |
| Reserved provision for payment of twelve months interest (first four payment periods) | $1,800,000 |
| Working capital and development of Warrior gold mine | $4,730,000 |
| Costs of the Issue | $970,000 |
| Total | $15,000,000 |

The proceeds raised, as set out above, will serve to:

1. Strengthen the Company's balance sheet through the replacement of the Company's short term primary secured debt (PEI loan) with the long term unsecured Convertible Note obligation.
2. Provide enough funds to resume gold production and cash-flow from the Charters Towers area.

Additional capital, over and above the $15 million raised through this offer, will be required to see the goldfield developed to its full potential. This can be achieved through the use of Joint Ventures, additional equity placements, managed investment projects or other contemporary financing mechanisms. In the event the company strengthens its balance sheet and commences gold production, the company will be well positioned to take advantage of the additional flexibility it will then be afforded to raise the additional capital it will require in the future. The Company has an established track record in annually raising capital funds from the issue of equity.

(a) If the Issue is subscribed for less than $15,000,000 then the Company will:

  (i) apply the balance after costs of Issue to reducing the PEI loan;

  (ii) reserve provision for four interest payment periods on the amount subscribed; and

  (iii) decrease the general working capital available.

(b) If the Issue is subscribed for less than the existing loan to PEI of $7,500,000 all monies raised (less the first four interest payments and the costs of issue) will be paid to PEI. If a shortfall occurs in the repayment of the loan to PEI, the Company will need to re-negotiate the payment of the balance of the Loan. If the PEI loan is not extinguished, interest payments on the Notes and principal repayments for those Notes that are not converted will be met by the issue of equity or by conversion to a commercial loan facility or by cash flows from

gold operations if the Warrior mine is developed on schedule. The PEI loan is not a foreign exchange risk for the Company as the loan principal and interest payable thereon is payable in Australian dollars. Refer to Section 8.4 for further details. The Company has raised over $55 million in the last ten years and has an established track record of raising substantial funds from the issue of equity.

(c) Interest for the Notes until 29 March 2005 will be met from monies deposited by the Company as described in Section 2.5 under the heading Interest Cover. Any increase in the amount of interest for the Notes will result in a corresponding decrease in working capital and development of the Warrior gold mine and any decrease in the amount of interest for Notes will result in a corresponding increase in the working capital and development of the Warrior Gold Mine. Interest payments for the period from 29 September 2004 to the redemption date are planned to be made from cash flows generated from operations or may be funded by the issue of additional equity, debt refinancing or other appropriate means determined by Directors at that time.

A total of $4,730,000 has been allocated to working capital and the development of the Warrior gold mine. Preparatory works for mining of the decline access commenced in November 2003 and are continuing (as reported in the Quarterly Activities Report for the December quarter 2003 lodged with ASX), following the raising of one million dollars via a private gold production royalty agreement with the Australian Gold Trust No 1. The mine is scheduled to produce at an annual rate of 40,000 ounces of gold per year, with gold production scheduled to commence seven months after commencement of the access decline mining. If funds are raised on schedule, gold production is scheduled to commence in late August 2004. Alternative fund raising mechanisms are being investigated should there be a shortfall in funds from these Convertible Notes, to ensure development of the Warrior gold mine and resultant cash flow continues.

## 2.5 Details of the Issue

The details of the Issue are as follows:

### Number of Convertible Notes to be issued

The Trust Deed permits a total of 37,500,000 Notes to be issued.

### Terms of the Issue of the Convertible Notes

The following summarises the key terms of the Convertible Notes:

Issue Price: $0.40 (fifty cents)

| | |
|---|---|
| Conversion Price: | Convertible at any time at Note holder's election at 40 cents. Each 40 cent Note converts into one Ordinary Share. |
| Redemption: | Redemption for full face value on 29 March 2007 (if not earlier converted) |
| Interest Rate & Yield Enhancer: | 12% base interest yield with A$ gold price-linked yield enhancer. The Interest Rate increases by 1.0% for each A$50 an ounce the Quarterly gold price exceeds A$550/oz (pro rata) during an interest period.<br>Interest rate = (12 + Y)%<br>(where Y = (A$ gold price - 550)/50)<br>A$ Quarterly Gold Price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties. |

Note holders may at any time elect to convert their Notes to Shares in the Company at a rate of one Note for one Share by submitting to the Company a duly completed Conversion Notice. Notes which are converted will accrue interest up until the date the Notes are converted to Shares and the interest payment will be made at the next quarterly Interest Payment Date. After conversion of a Note, there will no longer be any future entitlement to interest, but the Share issued as a result of the conversion will have a right to dividends (if any) declared by the Company from time to time.

In respect of Notes not converted prior to 5.00pm, EST on 29 March 2007, the Company is obliged to repay to the Note holders the Issue Price of $0.40 for each Note, together with accrued but unpaid interest within eight calendar days of the maturity date.

The full terms and conditions of the Convertible Notes are set out in Section 8.3 of this Prospectus.

**No Minimum Subscription**

There is no minimum amount to be raised under this Issue.

**Interest Cover**

An amount equal to the amount of interest payable per Note until 29 March 2005 in respect of all the Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Notes for the period between the issue of the Notes and 29 March 2005. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by the Company.

If the amount on deposit exceeds this interest obligation (eg as a result of accretions in value to the account or the cancellation of Notes following conversion or buy-back), the Company may withdraw the surplus and apply it to its general working capital requirements.

### Issue not Underwritten

The Issue is not underwritten.

### Allocation

The Directors reserve the right to allocate to any Applicant a lesser number of Notes than the Applicant applied for, or to decline to accept any Application Form without being obliged to provide any reason. Pending the allocation of Notes under the Issue, all Application Money will be deposited into a separate bank account to be held in trust for so long as the money is liable to be repaid under the Corporations Act. Surplus Application Money will be returned to the relevant Applicants within 45 days after the Closing Date. No interest will be paid on returned Application Money.

### Issue of Convertible Notes

The Directors will proceed to issue the Notes as soon as possible after the expiry of the Exposure Period under section 727(3) of the Corporations Act. The Directors may elect to issue Notes as Applications are received. A final allotment will occur, after the Closing Date. Note holders will be issued holding statements rather than Note certificates. Dispatch of holding statements is expected to occur within 7 business days of the issue of the Notes. A statement of holding issued under this Prospectus will be mailed by ordinary post to the address appearing on the completed Application Form.

### Quotation

The Company will make application to the ASX for official quotation of the Convertible Notes within 7 days of this Prospectus. If an application for official quotation is not made within 7 days after the date of this Prospectus, or the ASX does not grant permission for official quotation of the Note within 3 months after the date of this Prospectus, Applications for Convertible Notes will be dealt with in accordance with section 724 of the Corporations Act. No interest will be paid on any returned Application Money.

## 2.6 How to Apply

To participate in the Issue you must either:

(a) complete the Application Form as attached to this Prospectus in accordance with the instructions; or

(b) print and complete the Application Form that can be found included in the online Prospectus on the Internet at *www.citigold.com* in accordance with the instructions found on that website. No Application Form will be available except as included in or accompanied by this Prospectus.

An original, completed and lodged Application Form, together with payment by cheque or credit card, constitutes a binding and irrevocable offer to subscribe for the number of Convertible Notes specified in the Application Form. The Application Form does not need to be signed to be a valid Application. An Application will be deemed to have been accepted by the Company upon allotment of the Convertible Notes.

If the Application Form is not completed correctly, or if the accompanying payment of the Application Money is for the wrong amount, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe, amend or complete the Application Form is final. However, an Applicant will not be treated as having applied for more Convertible Notes than is indicated by the amount of the cheque for the Application Money.

**An Application for Convertible Notes must be for a minimum of 5,000 Convertible Notes (being minimum Application Money of A$2,000), and thereafter in multiples of 2,500 Convertible Notes (being A$1,000).**

The Application Form must either:

(i) be accompanied by a cheque, denominated in Australian dollars, for the full amount of Application Money. Cheques must be made payable to "Citigold Corporation Limited" and should be crossed "Not Negotiable"; or

(ii) have the credit card section on the Application Form completed in full and signed by the Applicant for the full amount of the Application Money.

No stamp duty is payable by Applicants in respect of Applications for Convertible Notes under this Prospectus. The Company may pay a handling fee and commission of up to 4% to brokers on broker stamped Applications received by the Company.

## 2.7 Acceptance of Applications

The Company reserves the right not to accept any Application for Convertible Notes and to allocate to any Applicant for Convertible Notes fewer Convertible Notes than the number applied for. In the event an Application is rejected or not accepted in full, the relevant portion of the Application Money will be returned to Applicants without interest.

Successful Applicants will be forwarded notification of their allocation as soon as practicable after allocation has taken place.

All Application Money will be deposited into a separate bank account of the Company and held in trust for Applicants until the Convertible Notes are issued or Application Money returned.

The Directors may at any time decide to withdraw this Prospectus and the Issue made under this Prospectus in which case the Company will return all Application Money within 28 days of giving notice of such withdrawal.

## 2.8 CHESS

The Company participates in the Clearing House Electronic Sub-register System. Instead of certificates successful Applicants will receive a statement of their holdings in the Company that will set out the number of securities allotted to each successful Applicant under the Prospectus, give details of the holder HIN and give the PIN of the sponsor.

If you are registered on the issuer-sponsored sub-register, your statement will be dispatched to you by the Share Registry and will contain the number of securities allotted under the Prospectus and the Note holder's security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent out to Note holders at the end of a calendar month during which the balance of their holding changes. A Note holder may request a statement at any other time, however, an administrative charge may be made for additional statements.

## 2.9 Overseas Investors

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of the Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the applicable securities laws.

## 2.10 Privacy Statement

If you complete an Application for Convertible Notes, you will be providing personal information to the Company (directly or by the Share Registry). The Company collects, holds and will use that information to access your Application, service your needs as a Note holder and to facilitate distribution payments and corporate communications to you as a Note holder.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Share Registry.

You can access, correct and update the personal information that is held about you. If you wish to do so please contact the Share Registry at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporation Act and certain rules such as the Securities Clearing House Business Rules. You should note that if the information required on the Application for Convertible Notes is not provided, the Company may not be able to accept or process your Application.

## 2.11 Repayment of Principal

At maturity, the repayment of any unconverted Convertible Notes will be funded from cash-flows generated by the Company's mining operations, the issue of additional equity, debt financing or other appropriate means determined by the Directors at that time. The Company has an established track record of raising funds by equity issues.

## 2.12 Payment of Interest

Payment of interest is provided for the first 4 payment periods of 12 months from the proceeds of the Issue. After this time, interest will be paid from income from gold operations at the Warrior mine if developed on schedule, the issue of additional equity, debt financing or other appropriate means determined by the Directors at that time. The Company has an established track record of raising funds by equity issues.

## 2.13 Risks

Prospective investors in the Company should be aware that an investment in the Convertible Notes is speculative and contains inherent risks. The Directors consider that the risks in investing in the Company are significant and potential investors should consider this whilst reading the Prospectus. The key risk factors of which investors should be aware are described in Section 8.

**Investors are urged to consider these risks carefully before deciding whether to invest in the Company, and to consult their licensed financial advisor before making this investment decision.**

# 3 COMPANY ACTIVITIES

## 3.1 Company Overview and Strategy

The Company has a significant asset base in Charters Towers, Queensland with advanced projects on granted mining tenure (Mining Leases). In addition the Company has a substantial portfolio of Exploration Permits and Mineral Development Licenses and Applications (see this section Mining Tenure).

The Company's main focus is to maximise the value of its assets, by bringing into production the Warrior gold mine.

### Charters Towers Location and Access

The City of Charters Towers is located in north Queensland, Australia, approximately 1000 kilometres north of Brisbane and 130 kilometres southwest of Townsville. Access is generally available year round via this route.



### Warrior Gold Mine Project

The initial plan is to develop an access decline from the completed Washington open pit into the Warrior gold resource located 900m to the south east of the pit. The ore zone will be intersected approx 100m below the surface. Pre-production development will take 7 months. The current mining plan is to use a mechanised narrow vein stoping method with 10 metre sublevels. The ore zone is a relatively continuous narrow reef structure dipping 46 degrees and an average width of 2.4 metres. Stopes will vary from 1.5m to 4m in width. Broken ore will be collected at 20m spaced haulage levels and transported to the surface. Each stope will be washed clean to collect any remaining high grade gold. The processing operation will be carried out at the Company's gold plant located 5 kilometres south west of the town. This plant is capable of

processing over 300,000 tonnes of ore per year. All facilities including the tailings dam, power, water and support facilities are in place.

The first 40,000 ozs of production will require approx $4 million in mine development.

| Stages | Timing | Estimated Costs A$ |
|---|---|---|
| Preparation of the Washington Pit wall and installation of Warrior decline portal. | Commenced December 2003. Completion end February 2004. | 465,000 |
| Driving of decline and equip the decline with the necessary services. | Commence March 2004. Expected completion July 2004. | 1,400,00 |
| Install ventilation rise, level development, internal decline and commence stope mining. | Commence July 2004. Expected completion September 2004. Stope mining ongoing. | 2,500,000 |
| Recommission existing Processing Plant | August 2004 | 165,000 |
| Contingencies | | 200,000 |
| **TOTAL** | | 4,730,000 |

If after the close of the Issue the funds raised are, after allocation of the proceeds of the Issue in accordance with details provided in Section 2.4, less than the amount set out above, then those funds that are available, if any, will be allocated to the initial steps of development. In the event that sufficient funds are not raised under the Issue the Company will look to alternate financing opportunities, such as debt or equity issues or joint venture arrangements to advance the development of the Warrior gold mine.

**Ore Reserves and Mineral Resources**

The Company's overall mineral tenements at Charters Towers at 30 September 2003 had a total Mineral Resource was 3.7 million tonnes at 8.4 g/t Au containing one million ounces of gold. Contained within this Resource are:

| Classification | Tonnes | Grade g/t Au | Ounces |
|---|---|---|---|
| Probable Ore Reserve | 126 000 t | 6.6 g/t Au | 26,700 |
| Indicated Mineral Resource (Underground) (includes Probable Ore Reserve) | 224 000 t | 7.5 g/t Au | 54,000 |
| Indicated Mineral Resource (Open Pit) | 95 000 t | 3.6 g/t Au | 11,000 |
| Inferred Mineral Resource | 3.4 million t | 8.6 g/t Au | 940,000 |
| **Total Mineral Resource** | **3.7 Mt @ 8.4 g/t Au** | | ***1 million ounces** |

* total rounded down in accordance with JORC Code

The mineral resource database includes 154 km of drilling (2271 holes) comprising 277 diamond-core holes (37 903m), 1234 RC holes (101 058m) and 760 other non-core holes (14 943m). The database also includes 936 mine face samples and 2439m of costeans.

### Exploration

The Company has a significant land holding of Exploration Permits Minerals (EPMs), Mineral Development Licences (MDLs) and Mineral Development Licences Applications (MDLAs). These are prospective, with over forty deposits that have old workings on them or encouraging surface gold values. The Company has been actively exploring and upgrading the potential of this ground in recent years. Those deposits within a 40-kilometre trucking distance have the potential to provide additional feed to the existing processing plant .

## 3.2 Charters Towers Goldfield

### Production History

The Charters Towers Goldfield was discovered in 1871 and worked continuously until 1914 when operations declined and the last mines closed in 1920. For 26 continuous years from 1885 to 1911 the field produced at a rate of over 100 000 ounces per year, and within this period from 1892 to 1906 it averaged over 200 000 ounces per year for 14 years. **The total amount of gold produced was 6.6 million ounces (205 tonnes) from 1871 to 1916 at an average grade of 34 grams per tonne.**



Historical Production Charters Towers Gold Field.
1878 to 1916
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
Tons & ounces
60.0
50.0
40.0
30.0
20.0
10.0
-
Grade g/t Au
Year
Tons
Ounces
Grade g/t


**Figure 1. Historical gold production from the Charters Towers goldfield from 1878 to 1916.**

## Corporate History

- Citigold Corporation (formerly Charters Towers Gold Limited) listed on ASX in late 1993.
- An underground decline access tunnel was driven for 1.6 km under the city of Charters Towers down to a vertical depth of 239m to access old workings and to commence mining of new structures intersected in the Decline.
- In 1996 the mill and gold processing plant was installed south of Charters Towers at the Black Jack mine site to process ore from the No. 2 Cross Vein and Stockholm open pit mines.
- In 1999 trial mining commenced at the Washington pit.
- Some 38 000 ounces were produced from 1997-2000. This trial mining provided valuable information in respects to the actual mining, extraction and freight costs.
- During 2000 four key mining leases in the centre of the project were acquired from the large Normandy Mining group;
- A takeover bid for Great Mines Limited was successfully concluded in January 2004 resulting in the acquisition by CTO of the remaining relevant mining leases and other mineral tenements at Charters Towers.

### Mining Infrastructure

The existing plant, equipment and infrastructure installed at Charters Towers by CTO are suitable for starting and carrying on production for Warrior. This equipment can be utilised by CTO or by contractors that will be engaged to carry out the underground development works.

The plant and equipment referred to is owned by CTO. The mine infrastructure comprises a 340 000 tpa CIL processing plant, crushing circuit, workshops, permitted tailings dams and associated infrastructure. All relevant mining and operating environmental permits have been obtained.

### Mining Tenure

The Charters Towers Gold Project is operated solely by CTO. As at 25 September 2003 the Company has a 100% interest in the following Queensland mining tenements held by the Charters Towers Gold Project.

| | | | | |
|---|---|---|---|---|
| EPM 8150 | MDL 119 | ML 1428 | ML 1548 | ML 10050* |
| EPM 8563 | MDLA 251 | ML 1429 | ML 1585* | ML 1549* |
| EPM 8564 | MDLA 252 | ML 1430* | ML 1586* | ML 10091* |
| EPM 10593* | MDLA 267* | ML 1431 | ML 1735 | |
| EPM 10861 | ML 1343* | ML 1432 | ML 10005 | MLA 10281 |
| EPM 11067 | ML 1344* | ML 1433 | ML 10032* | MLA 10282 |
| EPM 13106 | ML 1347 | ML 1348 | ML 10042* | MLA 10283 |
| EPM 13182 | ML 1385 | ML 1472 | ML 10093 | MLA 10284 |
| EPM 13931 | ML 1387 | ML 1488 | ML 10193 | MLA 10285 |
| EPM 13932 | ML 1398 | ML 1490 | ML 10196 | |
| EPMA 11658 | ML 1407 | ML 1491 | ML 10208 | |
| EPMA 12085 | ML 1408 | ML 1499 | ML 10222 | |
| MDL 116 | ML 1409 | ML 1521 | ML 1587* | |
| MDL 118 | ML 1424* | ML 1545 | ML 10048* | |

| | | |
|---|---|---|
| ML | = | Mining Lease; |
| MDL | = | Mineral Development Licence; |
| EPM | = | Exploration Permit Minerals; |
| MLA | = | Mining Lease Application; |
| MDLA | = | Mineral Development Licence Application; |
| EPMA | = | Exploration Permit Minerals Application. |

* indicates the tenements held by Great Mines.

## 4. TAKEOVER OF GREAT MINES LIMITED

The Company made a take-over bid for Great Mines in late 2003. The bid was announced on 19 August 2003 and the period for withdrawal of acceptances by GM shareholders expired on 30 January 2004. CTO has received acceptances over 90% of Great Mines shares and has proceeded to compulsorily acquire the remaining shares of Great Mines in accordance with the Corporations Act.

# 5. BOARD AND SENIOR MANAGEMENT

## Board of Directors

**Mr John J Foley - BD, LLB, BL (Dub) - Chairman.**

Graduating in law from the University of Sydney in 1969 Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.

**Mr Mark J Lynch - Managing Director**

Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979 in both private and public companies. Academic strengths are economics, maths and science with specialist skills in innovation and strategic planning. Hands-on experience in mine management and mining tenure administration in Queensland, including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council.

**Greg J Barns - BA, LLB, Non-Executive Director**

Mr Barns graduated in law from the Monash University in Melbourne in 1984 and practised at the Victorian Bar from 1986-89. He was a member of the Victorian Bar Council at that time as well as tutoring in law at Melbourne University. Mr Barns has over 10 years' political experience holding such positions as Chief of Staff to the Premier and Finance Minister, as well as Non-Executive Chairman of the Australian Republican Movement. Mr Barns was CEO of the Australian Gold Council (2000-2002) and is an advisory board Director of a leading PR company. He is also a non-executive director of Republic Gold Limited.

## Company Secretary

**Roslynn J Shand BA LLB FCIS**

Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practise as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.

## Senior Management

### General Manager Exploration and Mining

**Christopher Towsey** BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME

General Manager, Mining & Exploration, Mr Christopher Towsey is a Chartered Professional Geologist. He has over 25 years of corporate and operational experience in the mining industry, with BHP Minerals Exploration, Mount Isa Mines Limited, Emperor Mines Limited (Fiji), Century Drilling and the National Occupational Safety Association Limited (NOSA), the South African underground mine safety system and audit specialists.

Mr Towsey served as Chief Geologist and Executive Manager, Exploration with Emperor Mines, lifting the company's gold resources to three million ounces. During this time, Emperor won the prestigious Australian Institute of Mining and Metallurgy Ore Reserve Reporting Award (1997 1998), assessed in accordance with the JORC Code. He also served as General Manager, Minerals, with Century Drilling and General Manager, Australian Operations, NOSA. He has specialist skills in narrow-vein gold mining & exploration and in ore reserve estimation of these types of deposits.

### Exploration Manager

**Jim Morrison** MSc FAIMM

Exploration Manager Jim Morrison has over 33 years' experience in mining exploration. A graduate in geology from RMIT in l967 Mr Morrison subsequently completed an MSc (Minerals Exploration) at Imperial College, London. He has worked for such companies as Australian Development, Metals Exploration, Shell, Normandy and Resolute, and spent three years as part of the WA Geological Survey Team, assessing that state's mineral resources. His experience covers exploration and early development of a number of nickel and gold mines including Nepean, Mt Keith and Mt Leyshon, a 3 million oz gold project. He has specialist skills in the exploration for narrow-vein gold deposits and grade estimation techniques for mineral resource estimation in this type of deposit.

### Project Co-ordinator

**Garry Foord** METM, Dip GeoSc, AD (Mining Eng), MAusIMM

With over 25 years experience as a mining engineer in developing and co-ordinating mining and exploration projects, Mr. Foord is a graduate from RMIT (Mining Engineering), Macquarie University (Mineral Economics) and holds a Masters Degree (Engineering and Technology Management) from the University of Queensland. He also holds First Class Mine Manager's certificates from Queensland and Western Australia and has worked (up to general manager level) in similar narrow vein underground mines to those at Charters Towers.

**Financial Controller**
**Richard Russell** MSc CA

Mr Russell MSc, University of Wales, has been a member of the Institute of Chartered Accountants in England and Wales since 1992 and a member of the Australian Institute of Chartered Accountants since 1998. He has held several positions as Group Accountant and Financial Controller with listed and unlisted companies since moving to Australia.

# 6 FINANCIAL INFORMATION

## 6.1 Introduction

This section contains a summary of the Financial Information which should be read together with the assumptions underlying its preparation as set out in this section of the Prospectus, the risk factors in Section 7 and other information contained in this Prospectus.

## 6.2 CTO Shares on Issue

CTO has on issue, at the date of this Prospectus, a total of 336,628,064 Ordinary Shares. An additional 74,180,000 Shares will be issued resulting from the takeover of Great Mines.

The Company has recently issued its regular share purchase plan offer to existing shareholders to subscribe for up to $5,000 worth of Shares each. This is the fourth such offer over the past 18 months. The Shares under the current offer are being issued at 18 cents each. The share purchase plan closes on 23 February 2004. Based on our past experience the Company anticipates that between $1 - $2 million will be raised resulting in the issue of 5 - 10 million new Shares in the Company to existing shareholders. The funds raised will be used for working capital and to assist with the development of the Warrior gold mine.

## 6.3 CTO Options on Issue

At the date of this Prospectus there are a total of 13,354,000 options on issue in CTO. The number of options on issue is as follows:

**1,040,000 shareholder options,** expiring 17 March 2004 exercisable at 8 cents each

**2,500,000 shareholder options,** expiring 30 May 2004 exercisable at 10 cents each.

**13 million Director options,** expiring 1 January 2005 exercisable at 15 cents each

## 6.4 Securities Issued

The table below sets out the Company's securities issued on completion of the Issue:

| Security | Number |
|---|---|
| Shares issued as at 31 January 2004 | 336,628,064 |
| Shares to issue on completion of Great Mines bid | 74,180,000 |
| Directors Options | 13,000,000 |
| Options issued (expire 17 March 2004) | 1,040,000 |
| Options issued (expire 30 May 2004) | 2,500,000 |
| Convertible Notes to be issued pursuant to this Issue. Additional Shares would be issued in an equivalent amount upon conversion of all of the above Convertible Notes issued pursuant to this Issue | 37,500,000 |
| TOTAL Shares issued if all Notes converted and all Options exercised | 464,848,064 |

## 6.5 Shareholders of CTO

CTO Shares, as at 30 January 2004 are held by 5,364 shareholders.

**Shareholdings**

Distribution of members and their holdings as at 30 January 2004

| | | **Options Expiry date & exercise price** | | |
|---|---|---|---|---|
| **Number Held Ordinary Shares** | **No. of shareholders *** | **8 cents 17-Mar-04** | **10 cents 30-May-04** | **15 cents 1-Jan-05** |
| 1 - 1 000 | 792 | 0 | 0 | 0 |
| 1 001 - 5 000 | 1,100 | 0 | 0 | 0 |
| 5 001 - 10 000 | 897 | 0 | 0 | 0 |
| 10 001 - 100 000 | 2,091 | 0 | 0 | 0 |
| 100 001 - and over | 484 | 1 | 2 | 2 |
| | **5,364** | **1** | **2** | **2** |

*The number of shareholders holding less than a marketable parcel of $500 was 1 271 based on a closing market price of 18 cents at 30 January 2004.

**Top 20 shareholders as at 30 January 2004**

| Name | Number of Shares | % of Issued Share Capital |
|---|---|---|
| Great Mines Limited | 29,675,596 | 8.82% |
| James Joseph Lynch | 16,086,548 | 4.78% |
| Mr William Jangsing Lee | 9,465,132 | 2.81% |
| Underwriting & Mining Investment Corporation Pty Ltd | 7,645,132 | 2.27% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park Account) | 7,208,857 | 2.14% |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 | 1.93% |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund account) | 5,875,382 | 1.75% |
| Miss Lily Lee | 4,911,657 | 1.46% |
| Share the Dream Pty Ltd | 3,034,866 | 0.90% |
| Mr David Michael Wentworth Evans | 3,016,666 | 0.90% |
| Prime Impact Pty Ltd | 2,937,090 | 0.87% |
| ANZ Nominees Limited | 2,821,694 | 0.84% |
| Ms Joanne Christine Codling | 2,566,666 | 0.76% |
| Parkes Holdings Pty Ltd | 2,401,000 | 0.71% |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.63% |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 2,000,000 | 0.59% |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 | 0.57% |
| Mr Harry Sioros | 1,783,314 | 0.53% |
| Micgra Pty Ltd | 1,752,490 | 0.52% |
| Charters Towers Mines Pty Ltd | 1,705,806 | 0.51% |
| | **115,427,837** | **34.29%** |

## 6.6 Proforma Statement of Financial Position

The Proforma Statement of the Financial Position has been prepared comparing the audited Statement of Financial Position as at 30 June 2003 (Column 1) with the position at that date had the following transactions occurred:-

- Column 2 - all CTO's issued options had been converted and issue of shares for Great Mines takeover had occurred at 30 June 2003;
- Column 3 – the Great Mines takeover of Great Mines had occurred, the Notes had been issued and all CTO's issued options had been converted at 30 June 2003.

# Statements of financial position

**CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES**
**As at 30 June 2003**

| | | Combined Citigold and Great Mines Limited | | |
|---|---|---|---|---|
| | | Existing 30-Jun-03 | Opts Converted 30-Jun-03 | Opts + Conv Note 30-Jun-03 |
| **Current assets** | Cash assets | 572,281 | 3,680,960 | 10,940,165 |
| | Receivables | 107,350 | 107,350 | 138,394 |
| | Inventories | 431,078 | 431,078 | 431,078 |
| | Total current assets | 1,110,709 | 4,219,388 | 11,509,637 |
| **Non-current assets** | | | | |
| | Property, plant and equipment | 49,674,338 | 49,674,338 | 49,674,338 |
| | Investments | 4,442,613 | 4,442,613 | 4,442,613 |
| | Receivables | 500,304 | 500,304 | 500,304 |
| | Other | 0 | 0 | 0 |
| | Total non-current assets | 54,617,255 | 54,617,255 | 54,617,255 |
| **Total assets** | | 55,727,964 | 58,836,643 | 66,126,892 |
| **Current liabilities** | | | | |
| | Payables | 1,276,824 | 1,276,824 | 1,276,824 |
| | Interest-bearing liabilities | 7,828,831 | 7,828,831 | 119,080 |
| | Current tax liabilities | 0 | 0 | 0 |
| | Provisions | 195,205 | 195,205 | 195,205 |
| | Total current liabilities | 9,300,860 | 9,300,860 | 1,591,109 |
| **Non-current liabilities** | Payables | 130,846 | 130,846 | 130,846 |
| | Interest-bearing liabilities | 13,708 | 13,708 | 15,013,708 |
| | Provisions | 500,304 | 500,304 | 500,304 |
| | Total non-current liabilities | 644,858 | 644,858 | 15,644,858 |
| **Total liabilities** | | 9,945,718 | 9,945,718 | 17,235,967 |
| **Net assets** | | 45,782,246 | 48,890,925 | 48,890,925 |
| **Equity** | Contributed equity | 55,052,965 | 58,161,644 | 58,161,644 |
| | Share Premium Reserve | 0 | 0 | 0 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 | 571,430 |
| | Accumulated losses | (21,938,379) | (21,938,379) | (21,938,379) |
| | Minority Interest | 71,406 | 71,406 | 71,406 |
| **Total Equity** | | 45,782,246 | 48,890,925 | 48,890,925 |

# 7. RISK FACTORS

## 7.1 Introduction

An investment in the Company involves a number of risk factors which are specific to the Company and the industry in which the Company operates.

The Company is also exposed to general market risks associated with any ASX listed investment. Before investing in the Company, the Directors believe that prospective investors should consider carefully the following risk factors in conjunction with other information contained in this Prospectus.

This section describes the areas the Company regards as potential risks associated with an investment in the Company. These risk factors may impact upon the future performance of the Company and while some of these risks may be mitigated through the use of contingency plans and safe guards, some of the risks are outside of the control of the Company and cannot be mitigated. Intending subscribers and prospective investors should carefully consider the following risk factors in light of the whole of this Prospectus before making an investment in the Company. There can be no guarantee that the Company will achieve its stated objectives and that any forward looking statements will eventuate. An investment in the Company should be considered speculative.

## 7.2 General Risks

### Stock Market Investments

Intending subscribers and prospective investors should be aware that there are risks associated with investments in securities of companies listed on the Stock Exchange. The share price of a publicly traded company can be highly volatile and the value of the Company's securities can be expected to fluctuate depending on various factors, and that the price of the Company's securities may trade below or above the Issue Price. Various factors that may affect the market price of the Company's securities include general worldwide economic conditions, changes in government policies, investor perceptions, movements in global interest rates and global stock markets, variations in the operating costs and costs of capital replacement that the Company may require in the future, all market conditions that are specific to the particular industry.

### Domestic Economic Conditions

It is possible that a general downturn in the Australian economy could affect the performance of the Company and as such the market value of securities in the Company.

Further, alterations in government fiscal, monetary and regulatory policies may well affect the performance of the Company in so far as these changes could pertain to companies doing business in the mining sector.

**International Economic Conditions**

The Company's performance may be influenced by changes in inflation, interest rates, exchange rates and taxation.

Volatility in the Australian Dollar and exchange rates could result in fluctuations in the Company's operating result and financial conditions.

**Ongoing Financial Requirements**

The Company anticipates that its existing resources, together with the net proceeds of this Issue, will enable it to maintain its currently planned operations through the calendar year 2004 at which time further funding, through debt, issue of equity or other sources of funding may be required for the development of the other mines.

However, the Company's future financial requirements will depend upon various factors including the performance of the Warrior gold mine. Should the Company need to raise additional funds there can be no assurance that additional funds would be available on a timely basis, on favourable terms or at all, or that such funds, if raised, would be sufficient to enable the Company to continue to implement its business strategy. If adequate funds are not available, the Company's business will be materially and adversely affected.

## 7.3 Specific Risks

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally. The exploration and development of natural resources is a speculative activity that involves a high degree of risk.

The specific risk factors that should be taken into account in assessing the Company's activities and investment in the Company include but are not limited to the following :-

**Uninsured Operating Risks**

Following the commencement of any operations a variety of risks and hazards beyond the Company's control could cause operations to be disrupted, suspended or shut down. These risks and hazards include environmental hazards, industrial accidents, technical failures power interruptions, labour disputes, inclement weather conditions and other unforeseen circumstances. While the Company intends to maintain insurance substantially consistent with industry practice the Company cannot assure that this insurance will be available in the future on commercially acceptable terms or that any coverage obtained will be adequate and available to cover any or all of these claims.

**Warrior Gold Mine**

Despite the best attempts at budgeting costs and revenues to a reasonable degree of confidence, operating parameters can be difficult to predict and are often outside the Company's control. This could affect economic performance at

the Warrior Gold Mine. In particular, the prediction of the grade of ore (that will be mined) from drilling results, and the impact of mining factors such as drilling and blasting and dilution can be difficult and the actual grade mined can vary from that scheduled. Similarly there can be significant variability in gold recovery from the milling and processing operations and the gold produced can vary both in quantity and in rate of production compared to that predicted.

Final contractual arrangements are currently being negotiated with the mining contractors and if the Issue is fully subscribed the mining of ore is scheduled to commence in August 2004. Whilst it is expected that the arrangements will be finalised there is a risk that they will not be and in this event mining operations may be delayed whilst the Company engages another contractor or completes the funding if the Issue is not fully subscribed.

**Foreign Exchange**

Since 1996 the AUD$/US$ has traded in a range from a low of around 48 cents to a high of around 81 cents. The fluctuating exchange rate has a direct affect on operating cash-flows due to the gold price being set in US$'s. The Company does not currently have any currency hedging in place.

**Commodity Pricing**

The gold price has fluctuated over the past 20 years from lows of around US$250/oz to highs of around US$660/oz. The average monthly gold price from 1980 to 2003 was US$370 and A$503 per ounce. The fluctuating gold price has a direct effect on operating cash-flows. The Company does not currently have any commodity hedging in place and at this time we do not plan to put in place commodity hedging for the Warrior gold.

**Resources and Reserves**

As in all mines, there is an inherent risk in the possibility that some of the stated resource may not be able to be extracted, thereby affecting envisaged production rates and operating schedules. Resource and Reserve figures in all mining companies are not precise calculations and involve the use of estimates. The confidence levels of Inferred Mineral Resources are of a lower confidence level than Measured or Indicated Mineral Resources, and Resources are at a lower level of confidence than Proved or Probable Ore Reserves.

**Head Grade**

Variations in head grade do occur. Mining dilution greater than anticipated can occur due to impacts of mining method, drilling and blasting technique and rock movements.

**Hazards**

The Company, as an active participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or are not insured against due to unacceptable commercial terms or which are insured but have high deductibles. The Company may incur a liability to third

parties (in excess of any insurance cover) arising from pollution or other damage or injury as a part of its mining operations.

**Environment**

The Company's operations are subject to environmental regulations in all the jurisdictions in which it operates. It has a current valid Environmental Authority No. MIM800084602 issued by the Queensland Environmental Protection Agency. Environmental legislation and permitting are likely to evolve in a manner which will require stricter standards and enforcement, increased penalties for non-compliance and more stringent environmental assessments of proposed projects. Although the Company will employ environmental management techniques which meet legislative and community requirements, unplanned incidents could have significant environmental impact, resulting in costly rehabilitation or mine closure.

**Mechanical**

Unscheduled plant shut-downs due to mechanical, electrical or supply failures could have a serious impact on the financial performance of the mining operation. Increases in the costs of petroleum products such as diesel fuel and energy costs such as electricity, are beyond the Company's control.

**Technical**

In common with all mining practices there are technical risks associated with the transfer of operating and cost forecasts (geological and mining predictions) are transferred to mining operations.

**Industrial**

Unscheduled stoppages due to industrial action may impact upon the financial performance of the mining operation.

**Exploration**

Mineral exploration involves significant risk which even the highest levels of experience, care and planning cannot control. There is no assurance that exploration programmes will be successful in the conversion of resources into reserves or extension to existing gold resources or in the discovery of new ore bodies in any or all of the Company's activities.

**Political**

The political conditions under which the Company currently operates are stable. Potential risk to the Company's activities may occur if there are changes to the political, legal and fiscal systems which might affect the ownership and operation of the Company's interests. This may also include changes in exchange control regulations, expropriation of mining rights, changes in government and in legislative, taxation, mineral royalties and regulatory regimes.

### Employees

The ability of the Company to achieve its objectives depends on being able to retain certain key employees. Whilst the Company has entered into employment contracts with the employees, the retention of their services cannot be guaranteed.

### Contractors

The Company is dependant on contractors and suppliers to supply vital services to its operations. The Company is therefore exposed to the possibility of adverse developments in the business environments of its contractors and suppliers. Any disruption to services or supply may have an adverse effect on the financial performance of the mining operation.

### Dividends Policy

The Company has not declared a dividend for the year ending 30 June 2003 and currently does not intend to pay dividends for the year ending 30 June 2004.

Any future determination as to the payment of dividends by the Company will be at the discretion of the Directors and will depend on the availability of profit, the operating results and financial condition of the Company, future capital requirements, amortisation of accumulated tax losses, general business and other factors considered relevant by the Directors. No assurances in relation to the payment of dividends, or the franking credits attached to such dividends, can be given.

# 8. Additional Information

## 8.1 Incorporation

The Company was incorporated in July 1993 and floated on the ASX in December 1993 as a public company limited by shares.

## 8.2 Continuous Reporting Disclosure Obligations and ASX Releases

This Prospectus is issued by the Company in accordance with the provisions of the Corporations Act which are applicable to a prospectus for continuously quoted securities as applied by ASIC Class Order CO00/195.

The Company is a "disclosing entity" for the purposes of the Corporations Act. As such, it is subject to regular reporting and disclosure obligations. Specifically, as a listed company, the Company is subject to the Listing Rules of the ASX which require continuous disclosure to the market of any. information the Company has and which a reasonable person would expect to have a material effect on the price of value of their securities.

Copies of documents released to the ASX or otherwise lodged with ASIC in relation to the Company may be obtained from, or inspected at, an office of ASIC.

The Company will provide a copy of each of the following documents, free of charge, to any person who requests it during the Application Period for this Prospectus:

- The annual financial report for the Company for the financial year ended 30 June 2003 (being the annual financial report most recently lodged with ASIC by the Company);
- Continuous disclosure notices given by the Company after the lodgement of the annual financial report and before the lodgement of a copy of this Prospectus with ASIC.

ASX releases made by the Company since 1 July 2002 are set out in **Annexure A.**

## 8.3 Rights attaching to Convertible Notes and Shares

### Convertible Notes

Set out below are the terms on which the Convertible Notes are issued.

***Definitions***

**Convert** means the redemption of a Convertible Note in conjunction with the Company applying the principal amount of that Convertible Note in subscription for Shares and

**Conversion** will be construed accordingly.

**Conversion Formula** means the formula for the conversion of the Convertible Notes into Ordinary Shares in the Company set out in these conditions of Issue.

**Conversion Notice** means a notice in the form set out on each holding statement.

**Convertible Notes** means Convertible Notes to be created and issued by the Company having the conditions of Issue.

**Interest Payment Date** means each of the following dates 29/06/04, 29/09/04, 29/12/04, 29/03/05, 29/06/05, 29/09/05, 29/12/05, 29/03/06, 29/06/06, 29/09/06, 29/12/06, and 29/03/07

**Interest Period** means each of the quarterly periods to 29 June 2004 to the Redemption Date.

**Redemption Date** means 29 March 2007.

**Shares** means fully paid Ordinary Shares in the capital of the Company.

**Quarterly Gold Price** means the average Australian dollar gold price for the Interest Period by reference to the gold price advised by the Queensland Government Department of Natural Resources & Mines for the calculation of royalties.

**Quarterly Interest Rate** means the greater of 12% or (12 + (Quarterly Gold Price – 550)/50)% per annum.

**Term** means the period from 29 March 2004 to the Redemption Date.

### *Issue Of Convertible Notes*

The Note holder subscribes for the Convertible Notes in the amount of the Application Money. The Company will issue to the Note holder the Convertible Notes on the terms and conditions set out in these conditions of Issue.

### *Quotation*

The Company will seek the quotation of the Convertible Notes on the ASX. If the Convertible Notes are not listed for trade on the ASX within 3 months after the date of issue of the Convertible Notes, the Note holder may redeem the Convertible Notes by providing notice to the Company whereupon the Company will redeem the Convertible Notes in full together with interest within 30 days of the receipt of that notice.

### *Buy-Back*

The Company may at its discretion buy-back any Notes whether through on market purchases of Notes traded on the ASX or by private treaty with Note holders. A buy-back of any Notes does not entitle any other Note holder to demand or require the buy-back of their Notes.

### *Cancellation of Notes*

The Company must cancel all Notes which are bought back by the Company.

### *Interest*

The Company will pay interest for each Interest Period on each Interest Payment Date on the Application Money at the Quarterly Interest Rate.

### *Conversion*

The Note holder may Convert the Application Money and interest accrued but unpaid thereon into Shares in the Company in accordance with the Conversion Formula at any time during the Term by providing a Conversion Notice to the Company. In the event of a Conversion pursuant to this clause, interest will be payable on the Application Money from the date of the last interest payment to the date of Conversion.

### *Conversion Formula*

The number of Ordinary Shares to be issued to the Note holder on conversion of the Convertible Note will be determined in accordance with the following formula:

One (1) Convertible Note : one (1) Ordinary Share

Unpaid interest will be converted at the rate of two (2) Ordinary Shares for each $1 of interest that has accrued on the Convertible Notes but not been paid as at conversion.

### *Redemption*

If the Convertible Notes are not earlier converted then the Company will redeem the Convertible Notes at the Redemption Date by repayment to the Note holder of the Application Money and all unpaid interest.

### *Interest Retention Account*

An amount equal to the full amount of interest payable until 29 March 2005 in respect of all the Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Notes for the period between the issue of the Notes and 29 March 2005. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by the Company.

If the amount on deposit exceeds this interest obligation (eg as a result of accretions in value to the account or the cancellation of Notes following conversion or buy-back), the Company may withdraw the surplus and apply it to its general working capital requirements.

### *Default*

If the Company is in default under the Trust Deed, and any such default is not remedied in accordance with the Trust Deed, the Company must repay to the Note holder the issue price of $0.40 for each Note that is outstanding in addition to any accrued but unpaid interest.

### *Transfer*

The Notes are freely transferable subject to any requirement of the law for the Directors to decline to register a transfer.

### *Governing Law*

This Schedule shall be governed by and construed in accordance with the laws of Queensland.

***Consent To Become A Member***

The Note holder acknowledges and agrees that upon Conversion, the Note holder will become a member of the Company.

***Ranking***

The claims of Note holders rank after secured claims and obligations preferred under the law, but before claims of shareholders of the Company.

***Discharge and Release***

The Company will immediately be discharged and released from its liabilities, obligations and covenants under this Prospectus in respect of any Convertible Note on the first to occur of the redemption or Conversion of the Convertible Notes.

***Shares***

A broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to all Shares (including the Shares that the Convertible Notes are convertible into) are set out in **Annexure B** to this Prospectus. Full details are contained in the Company's constitution, available for inspection free of charge at the Company's registered office.

## 8.4 Loan Facility – PEI

PEI loaned funds to the Company in 1998 and was for a period of time also a substantial shareholder in CTO. PEI was placed in provisional liquidation in August 1999. Since that time, the Company has dealt with the London based provisional liquidators regarding the Loan Facility. The Company has bought back and cancelled all of PEI's shareholding.

The current Loan Facility outstanding is $7.5 million provided by PEI and has been re-negotiated on a number of occasions. The loan is secured and currently repayable on 31 March 2004. The Loan Facility is otherwise on normal commercial terms and conditions. Monthly interest continues to be paid. The full amount of the Facility has been drawn down by the Company and it is intended that it be repaid in full by the Company from the proceeds of the Issue.

Based on past dealings with the PEI it is anticipated that if necessary, the terms of the Loan Facility may be capable of re-negotiation and extended.

PEI is not a related or associated party of the Company.

If the Issue is subscribed for less than the existing loan to PEI of $7,500,000 all monies raised (less the costs of issue and the first 4 interest payments) will be

paid to PEI. If a shortfall occurs in the repayment of the loan to PEI, the Company will need to re-negotiate the payment of the balance of the Loan. If the PEI loan is not extinguished completely, interest payments on the Notes and principal repayments for those Notes that are not converted will be met by the issue of equity, or by conversion to a commercial loan facility or by cash flow from gold operations if the Warrior mine is developed on schedule. The PEI loan is not a foreign exchange risk for the Company as the principal and interest is payable in Australian dollars.

## 8.5 Other Material Contracts summary

In the opinion of the Directors, the material contract in the context of the Issue that have been entered into by the Company is referred to below. These references are summaries of the material provisions of the contract.

### Trust Deed

The Trust Deed governs the terms and conditions on which the Notes are to be issued. Certain key points of the Trust Deed are summarised below. The summary is not intended to set out in detail all the provisions of the Trust Deed. Reference should be made to the Trust Deed for a full statement of its terms.

### Trustee

ANZ Executors & Trustee Company Limited was involved in the negotiation of the Trust Deed, but was not involved in the drafting of this Replacement Prospectus (other than to review references to its name), nor involved in the promotion of the Issue. The Trustee does not guarantee the repayment of the money (principal, interest or otherwise) in respect of the Notes.

### The Company's Obligations

The Company acknowledges its indebtedness to the Trustee whilst any Notes are outstanding and has agreed (amongst other things):

- to provide a copy of the Trust Deed to holders of Convertible Notes upon request;
- to pay all money payable in respect of all Convertible Notes as and when due in accordance with the Trust Deed;
- to cause its subsidiaries to carry on and conduct business in a proper and efficient manner;
- to make financial and other records of the Company and its subsidiaries available to the Trustee or agents of the Trustee;
- to call a meeting of holders of Convertible Notes if directed to do so by holders of Convertible Notes representing 10% or more of the nominal value of the Convertible Notes;

- to carry on and conduct its business in a proper and efficient manner;
- to insure and cause its subsidiaries to insure all insurable property against fire and maintain other insurance, including workers compensation, public risk and other risks as is customary in similar businesses;
- to comply with its obligations under the Trust Deed, the Corporations Act and the Listing Rules; and

**Reporting**

The Company and its subsidiaries must comply with certain statutory requirements and other requirements in the Trust Deed for the giving of reports, accounts, statements and other particulars. These include:

- lodging reports, reviews, accounts and statements with ASIC, ASX or other regulatory bodies;
- giving notice to the Trustee immediately if the Company becomes aware of the occurrence of an event of default under the Trust Deed, or that a term of the Trust Deed, a Term of Issue or a listing Rule requirement cannot be fulfilled;
- providing the Trustee with the audited financial statements of the Company and the reviewed half year financial statements of the Company;
- providing certificates signed by two Directors certifying the aggregate nominal amount of Convertible Notes outstanding, the amount of funds deposited in the specific purpose bank account, whether the Company has paid all principal and interest payable, whether the auditor has confirmed that to the best of the auditor's knowledge the Company has complied with the Trust Deed and whether a default has occurred when the Company provides financial statements; and
- providing the Trustee with a copy of any report or release required by the Corporations Act, the Listing Rules, the ASX or ASIC to be released to the market.

**Events of Default**

There are a number of events of default in the Trust Deed. A summary of these include:-

- the Company breaching any of its undertakings;
- the Company failing to pay any interest on a Convertible Note when required;
- the Company being unable to pay its debts, an order is made for the winding-up, or steps are taken to appoint an external administrator of the Company or a subsidiary;

- an encumbrancer takes possession of the whole or part of the assets or undertaking of the Company or a subsidiary;
- without the prior written consent of the Trustee, the Company or a subsidiary enters into any arrangement, reconstruction or as composition with its creditors;
- the Company fails to convert any Convertible Note in accordance with the Trust Deed;
- any representation or warranty given by the Company in writing to the Trustee is untrue or inaccurate in any material aspect and the Trustee gives notice of that fact to the Company; or
- the Company is removed from the ASX official list or trading in any of its securities is suspended by the ASX for a period of at least 10 consecutive business days.

The Trustee is not bound to enquire as to whether a default has occurred and is entitled to rely on the representations and warranties in the Trust Deed or the last certificate issued by the Company to the Trustee in respect of such matters.

If a default occurs, the Trustee may, and if requested by holders of the Convertible Notes who hold an aggregate amount of more than 50% of the total outstanding amount of the Convertible Notes, the Trustee must, declare all money owing under the Trust Deed to be immediately due and payable.

**Note holders' Powers**

A holder of Convertible Notes may enforce the Trust Deed if the holders of the Convertible Notes have by extraordinary resolution of at least 75% of the votes cast by holders of Convertible Notes entitled to vote directed the Trustee to do so and the Trustee has not done so within 30 days after the extraordinary resolution.

**Trustee's Powers**

There are certain powers that the Trustee may exercise under the Trust Deed in addition to the powers of trustees arising at law. A summary of these powers include the right to:

- enforce the Company's obligations to repay money and to perform its other duties;
- bring any action or proceeding against the Company to enforce the Trust Deed or apply to a court for directions in connection with that deed;
- delegate any of the trusts or powers vested in the Trustee under the Trust Deed;

- waive any breach of the Company of any of its obligations under the Trust Deed; and
- convene meetings of holders of Convertible Notes and represent the holders of Convertible Notes in any investigation, action, transaction or proceedings.

**Remuneration of the Trustee**

The Company has agreed to pay all reasonable fees, costs, charges and expenses incurred by or on behalf of the Trustee in connection with the Trust Deed, including in connection with any breach or default by the Company in respect of the Trust deed, holding any meeting of holders of Convertible Notes, making any application to a court in relation to the Trust Deed, obtaining advice for the purposes connected with the Trust Deed and for the attendances of the Trustee's attorneys or agents, as well as stamp duty or GST arising in respect of the Trust Deed.

**Indemnification of the Trustee**

To the fullest extent permitted by law, the Company indemnifies the Trustee against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted to be done in relation to the Trust Deed. The indemnity does not apply to the extent it would be contrary to section 283DB of the Corporations Act or to the extent of wilful default, negligence, fraud or breach of trust by the Trustee.

Subject to section 283DB of the Corporations Act, if the Trustee is otherwise entitled to be indemnified, but the Trustee reasonably believes that there are no assets or money available to the Company or the funds held by the Trustee are insufficient to meet the indemnification, then the Trustee is not obliged to exercise its powers or act unless reasonably satisfied it will be indemnified out of the proceeds or the realisation resulting form the power or action or by holders of Convertible Notes.

**Trustees Liability**

Subject to the Corporations Act, the trustee is not under any liability in connection with the Trust Deed, except for negligence, default, fraud or breach of trust. The Trustee will not be liable for anything done or omitted to be done under a valid direction given to it by holders of Convertible Notes. The Trustee does not guarantee the payment of interest or any other money.

Subject to the Corporations Act, the Trustee is not bound to make payments to holders of Convertible Notes except out of the assets comprised in the trust fund and neither the Company nor holders of Convertible Notes or any of them may sue the Trustee personally nor appoint a receiver or liquidator to the Trustee nor prove in any liquidation of the Trustee.

**Meetings of Note holders**

The Trustee or the Company may convene a meeting of holders of Convertible Notes by giving not less than 28 days notice to holders of Convertible Notes. The Trustee must convene a meeting of holders of Convertible Notes if validly requisitioned to do so by holders of Convertible Notes who together hold 10% or more of the nominal value of the Convertible Notes and the purpose is to consider the annual financial statements or to give directions to the Trustee in relation to the exercise of any of its powers.

A quorum will be formed by holders of Convertible Notes who hold at least 5% of the aggregate nominal amount of Convertible Notes on issue at the date of the meeting. In determining whether a quorum is present, the chairman of the meeting must count holders of Convertible Notes, proxies, attorneys, body corporate representatives and any other persons entitled to vote.

Holders of Convertible Notes make a decision by passing a resolution. Unless a poll is properly requested, a resolution must be decided by a show of hands of one vote per holder of Convertible Notes. A poll may be requested by the Trustee, the Company, the chairman of the meeting or any holders of Convertible Notes holding at least 10% of the nominal amount of the Convertible Notes on issue at that time. On a poll, each holder of Convertible Notes has one vote per Convertible Note.

**ROYALTY COMMITMENTS**

The Australian Gold Trust No. 1 ("AGT") has a royalty interest in the first 40,000 ozs of gold production from the Warrior gold mine. AGT will receive a royalty interest of 1.4% from the first 40,000 ounces produced by CTO. In the event that 40,000 ozs of gold is not produced after 18 months from the date of the agreement, AGT is entitled to the repayment of the $1 million original capital plus the royalty interest payable until 40,000 ounces of gold has been produced. The Company may terminate the agreement once 40,000 ounces of gold has been produced from the Warrior gold mine.

Any shortfalls in the original capital repayments may be met from either equity issues, joint venture funding and/or commercial borrowings.

## 8.6 Litigation

The Company is not involved in any actual or threatened litigation or administrative action of a material nature.

## 8.7 Interests of Directors

The Directors have resolved that Mr Foley, in his capacity as the non-executive chairman, will be paid $35,000 per annum and Mr Barns in his capacity as a non-executive Director, will be paid $30,000 per annum.

A Director may also be paid fees or other amounts as the Directors determine if a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. A Director may also be reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

The Directors hold the following Shares and Directors Options immediately before the Issue. Interests include those held directly and indirectly.

| Director | Ordinary Shares | Director Options |
|---|---|---|
| John J Foley | 4,024,701 | 5,000,000 |
| Mark J Lynch | 57,536,271 | 8,000,000 |
| Greg Barns | Nil | Nil |

## 8.8 Tax Considerations

Payment of interest on the Convertible Notes, the acquisition and disposal of Convertible Notes, conversion of Convertible Notes into Shares and repayment of the Issue Price of the Convertible Notes on maturity may have taxation consequences which will differ depending on the specific financial circumstances of each Note holder.

***All Note holders are urged to seek independent financial and taxation advice about the consequences of acquiring Notes and the later conversion of Notes to Shares or the repayment of principal on the Notes having regard to their specific personal circumstances.***

## 8.9 Statement of Competent Person

The information in this Prospectus that relates to Exploration Results, Mineral Resources and Ore Reserves is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mr. Towsey is employed by CTO as General Manager, Mining and Exploration. Mr. Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

Mr Towsey has consented in writing to the inclusion in this Prospectus of the matters based on the information in the form and context in which it appears and at the date of issue of the Prospectus had not withdrawn such consent.

## 8.10 Consents

The following parties have given (and not before the date of this Prospectus withdrawn) their consent in writing to the inclusion of the following information in this Prospectus in the form and context in which it appears. None of the

following firms or have caused or authorised the issue of this Prospectus or have in any way been involved in the making of the Issue.

- Hemming and Hart, as solicitors to the Issue and to the Company.
- Computershare Investor Services Pty Limited as the share registry of the Company in the form and context in which it is named.

## 8.11 Interests of experts and parties who have consented to be named

The nature and extent of the interests (if any) that a person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or a promoter of the Company, holds, or held at any time during the last two years in the formation or promotion of the Company or property acquired or to be acquired by the Company in connection with its formation or promotion is set out below.

The amount that anyone has paid or agreed to pay, or the nature and value of any benefit anyone has given or agreed to give for services provided by a person named in the Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus or a promoter of the Company in connection with the formation or promotion of the Company is set out below.

- Hemming and Hart are entitled to be paid $15,000 in professional fees for advice and assistance in relation to certain aspects of this Prospectus, assisting the Company in relation to its due diligence regime and enquiries and in relation to its application for quotation of the Convertible Notes on the ASX.
- Computershare Investor Services Pty Limited has been engaged by the Company to maintain its share registry. The Company pays a periodic payment for this work dependant upon the trading activity in the Company's securities.

## 8.12 Expenses of the Issue

If the Issue is fully subscribed, the total estimated costs of the Issue will be approximately $970,000, calculated as follows:-

| | |
|---|---|
| • Brokerage and commission | 820,000 |
| • Marketing and promotional costs | 115,000 |
| • Printing, postage and freight | 15,000 |
| • Legal expenses | 15,000 |
| • Miscellaneous administrative costs | 5,000 |

If the Issue is not fully subscribed, the expenses of the Issue will be reduced, principally brokerage and commissions paid.

## 8.13 Inspection of Documents

A copy of the Company's constitution and the Trust Deed may be inspected at the registered office of the Company during normal business hours by appointment with the Company Secretary.

## 8.14 Consent to Lodgement

Each of the Directors of the Company has consented to the lodgement of this Prospectus with ASIC.

Signed on behalf of the Company by:-

*John J Foley*

*Mark J Lynch*

DATED: 12 February 2004

## 9. DEFINITIONS

The following terms have the following meanings in this Prospectus:

| | |
|---|---|
| **$** | all dollar amounts are in Australian dollars unless otherwise stated |
| **Applicant(s)** | person(s) who submit an Application |
| **Application(s)** | valid application made to purchase or subscribe for a specified number of Convertible Notes pursuant to this Prospectus |
| **Application Form** | form attached to this Prospectus through which an Application can be made |
| **Application Money** | money paid by the Applicant to purchase or subscribe for a specified number of Convertible Notes pursuant to this Prospectus |
| **Application Period** | the period commencing on the Opening Date and finishing on the Closing Date(s) |
| **ASIC** | Australian Securities & Investments Commission |
| **ASX** | Australian Stock Exchange Limited |
| **ASX Listing Rules** | rules issued by ASX governing the admission of entities to the official list, quotation of securities, suspension of quotation and removal from the official list of ASX |
| **Au** | Chemical symbol for gold |
| **Board** | Board of Directors of the Company |
| **CHESS** | Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited |
| **CIL** | Carbon-in-Leach, a process of recovering gold from finely ground ore by leaching with cyanide and absorbing the dissolved gold onto carbon |
| **Closing Date(s)** | 29 March 2004 |
| **Company or CTO** | Citigold Corporation Limited (formerly Charters Towers Gold Mines Limited)<br>ABN 30 060 397 177 |
| **Convertible Notes or Notes** | the unsecured convertible notes to be issued under this Prospectus |
| **Corporations Act** | Corporations Act 2001 (Cth) |

| | |
|---|---|
| **Directors** | directors of the Company |
| **Exposure Period** | period of 7 days from the date of lodgement of this Prospectus with ASIC unless extended to 14 days by ASIC in accordance with the terms of the Corporations Act |
| **g/t** | grams per tonne |
| **Great Mines or GM** | Great Mines Limited |
| **JORC Code** | Joint Ore Reserves Committee Code |
| **Issue** | issue of Convertible Notes under this Prospectus |
| **Issue Period** | the period commencing on 19 February and finishing on 29 March 2004 unless extended or otherwise varied |
| **Issue Price** | $0.40 per Convertible Note |
| **Opening Date** | date the Issue opens being the date no earlier than 7 days after the date of this Prospectus |
| **PEI** | Princeton Economics International, Limited (in provisional liquidation) |
| **Prospectus** | this document dated 9 February 2004 |
| **Shares or Ordinary Shares** | fully paid ordinary shares in the capital of the Company |
| **tpa** | tonnes per annum |
| **Trust Deed** | The trust deed for Convertible Notes dated 11 February 2004 between the Company and the Trustee |
| **Trustee** | ANZ Executors and Trustee Company Limited ABN 33 006 132 332 on approval given by ASIC under section 283 GB of the Corporations Act |

# ANNEXURE A

## ASX RELEASES – CTO - PERIOD 1 JULY 2002 TO 30 JANUARY 2004

| Date | Nature and Description of Announcement |
|---|---|
| 30.01.2004 | Second Quarter Activities Report |
| 30.01.2004 | Second Quarter Cashflow Report |
| 20.01.2004 | Takeover bid proceeds to compulsory acquisition |
| 20.01.2004 | Appendix 3B - Working Capital |
| 19.01.2004 | Letter to Shareholders re: Share Purchase Plan |
| 15.01.2004 | Share Purchase Plan Offer |
| 09.01.2004 | Takeover Bid Update re Great Mines Ltd |
| 09.01.2004 | TOV Ann: Panel accepts undertakings re T/O for Great Mines |
| 17.12.2003 | Extension of Loan Facility |
| 15.12.2003 | Convertible Note Disclosure Document |
| 12.12.2003 | Convertible Note Prospectus |
| 12.12.2003 | Great Mines Limited - Takeover |
| 10.12.2003 | Warrior Gold Mine Update |
| 10.12.2003 | Takeover Bid - Great Mines Ltd |
| 10.12.2003 | TOV Ann: Panel Rec Appl from ASIC re T/O for Great Mines Ltd |
| 08.12.2003 | Appendix 3B - Working Capital |
| 04.12.2003 | Supplementary Bidder's Statement |
| 04.12.2003 | Supplementary Bidder's Statement |
| 03.12.2003 | Citigold Corporation Limited |
| 01.12.2003 | Results of AGM |
| 24.11.2003 | Prospectus Interim Order |
| 19.11.2003 | Appendix 3B – refinance existing loan facility/working cap |
| 18.11.2003 | Disclosure document for the issue of Convertible Notes |
| 18.11.2003 | Convertible Note Disclosure document lodged with ASIC |
| 11.11.2003 | Appendix 3B – Scrip Offer – T/O of Great Mines Limited |
| 11.11.2003 | Gold Production Moves Closer |
| 03.11.2003 | Charters Towers Bid Offer Dispatched |
| 31.10.2003 | First Quarter Activities Report |
| 31.10.2003 | First Quarter Cashflow Report |
| 29.10.2003 | Appendix 3B – Working Capital |
| 27.10.2003 | Charters Towers Evolves into CitiGold |
| 24.10.2003 | Annual Report |
| 24.10.2003 | Notice of Annual General Meeting |
| 24.10.2003 | Bidder's Statement |
| 20.10.2003 | Bidder's Statement – Off-market bid |
| 20.10.2003 | Release of Bidder's Statement |
| 02.10.2003 | Appendix 3B – working capital |
| 30.09.2003 | Full Year Accounts |
| 26.09.2003 | Gold City Meets the City of Gold |
| 25.08.2003 | Appendix 3B – working capital |
| 20.08.2003 | Response to ASX Share Price Query |
| 19.08.2003 | Bid for Great Mines |
| 19.08.2003 | Response to ASX Query re Share Price |
| 31.07.2003 | Fourth Quarter Cashflow Report |
| 31.07.2003 | Fourth Quarter Activities Report |

| | |
|---|---|
| 23.07.2003 | Appendix 3B – Working Capital |
| 27.06.2003 | Letter to Shareholders: Discount Offer Extended |
| 26.06.2003 | Transfield Services Gold Deal |
| 24.06.2003 | Results of General Meeting |
| 02.06.2003 | Share Purchase Plan June 2003 Offer |
| 30.05.2003 | Appendix 3B – Working Capital |
| 21.05.2003 | Notice of General Meeting |
| 14.05.2003 | Escrow Shares |
| 30.04.2003 | Third Quarter Activities Report |
| 30.04.2003 | Third Quarter Cashflow Report |
| 19.03.2003 | Appendix 3B – For working capital |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Change of Director's Interest Notice x 2 |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Amended Directors' Report |
| 18.03.2003 | Half Year Directors' Statement |
| 14.03.2003 | Half Yearly Report |
| 17.02.2003 | Appendix 3B – Working Capital |
| 10.02.2003 | Charters Towers First in Dubai |
| 31.01.2003 | Second Quarter Activities Report |
| 30.01.2003 | Second Quarter Cashflow Report |
| 10.01.2003 | Share Purchase Plan Offer Extension |
| 16.12.2002 | Appendix 3B – Placement |
| 13.12.2002 | Letter to Shareholders: Share Purchase Plan Offer |
| 13.12.2002 | Form 284 – Notification of Share Cancellation |
| 13.12.2002 | Amendment Record Date Share Purchase Plan Offer |
| 12.12.2002 | Share Purchase Plan Offer |
| 29.11.2002 | Results of AGM |
| 19.11.2002 | Company Briefing |
| 15.11.2002 | Merchant Bank to Advise Charters Towers |
| 08.11.2002 | New High Grade Mineralisation |
| 05.11.2002 | Appendix 3B – Issue of shares for working capital purposes |
| 31.10.2002 | First Quarter Activities Report |
| 30.10.2002 | Notice of Annual General Meeting |
| 30.10.2002 | First Quarter Cashflow Report |
| 28.10.2002 | Annual Report/Top 20 |
| 25.10.2002 | Annual Report/Top 20 rec'd (full copy not yet available) |
| 24.10.2002 | ASIC Annual Audited A/cs |
| 23.10.2002 | Engineers endorse gold plan/Placement |
| 08.10.2002 | New Gold Finds |
| 01.10.2002 | Letter to Shareholders |
| 27.09.2002 | General Manager gives approval to Gold Production Plan |
| 31.07.2002 | Fourth Quarter Cashflow Report |
| 31.07.2002 | Fourth Quarters Activities Report |
| 22.07.2002 | Change in substantial holding |
| 18.07.2002 | Underground Works begins at Charters Towers |
| 15.07.2002 | Change of Registered office address |
| 12.07.2002 | Appendix 3B – Share Purchase Plan Final Allotment |
| 04.07.2002 | Appendix 3C – Selective Share Buy-Back |
| 02.07.2002 | Shareholders unanimously approve buy back |

## ANNEXURE B

### RIGHTS ATTACHING TO CTO SHARES

All Shares issued rank equally in all respects with CTO's existing Shares. Full details of the rights attaching to Shares are set out in the constitution of CTO, a copy of which is available for inspection at CTO's registered office during normal business hours. A summary of the more significant rights is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of CTO's shareholders.

**1. Voting rights**

At a general meeting, every holder of Shares in the capital of CTO present in person or by an attorney, representative or proxy has one vote on a show of hands and one vote per fully paid share on a poll. Voting rights in respect of contributing shares are pro rata to the amount paid up.

**2. Dividends**

Subject to the rights of holders of shares issued with any special, preferential or qualified rights (at present there are none), the profits of CTO which Directors of CTO may from time to time determine to distribute by way of dividend are divisible among the holders of shares in proportion to the shares held by them, irrespective of the amount paid up or credited as paid up on the shares. No dividends have been declared by CTO as at the date of this Prospectus.

**3. Winding up**

Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding up of CTO, all assets that may be legally distributed among the shareholders will be distributed in proportion to the shares held irrespective of the amount paid up or credited as paid up on the shares provided that a shareholder who is in arrears in payment of any call, but whose shares have not been actually forfeited, shall not be entitled to share in such a distribution until the amount owing in respect of the call has been fully paid and satisfied.

**4. Transfer of Shares**

Shares in CTO are freely transferable and subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the ASX Listing Rules.

**5. Creation and issue of further Shares**

The allotment and issue of any new Shares is under the control of the Directors of CTO, and, subject to any restrictions on the allotment of Shares imposed by the constitution of CTO, the ASX Listing Rules or the Corporations Act, the Directors of CTO may allot, issue, grant options over or otherwise dispose of those Shares to such persons, on such terms and conditions, and with such rights and privileges as they may from time to time determine.

## 6. Variation of rights attaching to Shares

At present, CTO has only Ordinary Shares on issue. If at any time shares of another class are issued, the rights or conditions attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the sanction of a resolution passed by the holders of at least three-quarters of the shares affected at a special meeting of such holders convened for the purpose, or with the written consent of the holders of at least three-quarters of the shares of that class then on issue.

## 7. General Meetings

Each holder of Shares in the capital of CTO will be entitled to receive notice of, and to attend and vote at, general meetings of CTO and to receive all notices, accounts and other documents required to be furnished to shareholders under the constitution of CTO, the Corporations Act or the ASX Listing Rules.

# Application Form

**Citigold Corporation Limited**
ACN 060 397 177

## CONVERTIBLE NOTES

Before completing the Application Form, you should read the Prospectus dated 12 February 2004 and the instructions over.
No Convertible Notes will be issued pursuant to the Prospectus later than 6 months after the date of the Prospectus.

**PLEASE READ CAREFULLY ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM**

I/We apply for: [ ] Convertible Notes at 40 cents per Convertible Note in Citigold Corporation Limited or such lesser number of Convertible Notes which may be allocated to me/us by the Directors. The minimum number that can be applied for is 5,000 Convertible Notes ($2,000) and thereafter in multiples of 2,500 Convertible Notes ($1000).

I/We lodge full Application Money of: [ X $0.40 = $ ] for the Convertible Notes.

**APPLICANT 1** Full name (PLEASE PRINT)

State Postcode

Telephone Number | Tax File Number, ABN or Exemption | HIN (where applicable)

**APPLICANT 2** Full name (PLEASE PRINT)

Postal Address (PLEASE PRINT)

State Postcode

Telephone Number | Tax File Number, ABN or Exemption | HIN (where applicable)

**PAYMENT DETAILS** *(please tick applicable box)*

❑ **Cheque** – please make cheque payable to **Citigold Corporation Limited**
❑ **Credit Card** – please complete and sign the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** | |
|---|---|---|---|
| **Amount $A:** $ | **Card Type:** | **Expiry Date:** __ __ / __ __ | **Signature:** |

**Declaration and Statements:**
By lodging this Application Form:
- I/we declare that all details and statements made by me/us are complete and accurate;
- I/We agree to be bound by the terms and conditions set out in the Prospectus and by the constitution of the Company;
- I/We acknowledge that the Company will send me/us a paper copy of the Prospectus and any Supplementary Prospectus (if applicable) free of charge if I/we request so during the currency of the Prospectus;
- I/We authorise the Company to complete and execute any documentation necessary to effect the issue of Convertible Notes to me/us; and
- I/We have received personally a copy of the Prospectus accompanied by or attached to this Application Form or a copy of the Application Form or a direct derivative of the Application Form before applying for Convertible Notes.

I/We acknowledge that returning the Application Form with the Application Money will constitute my/our offer to subscribe for Convertible Notes in the Company and that no notice of acceptance of the Application will be provided.
TO MEET THE REQUIREMENTS OF THE CORPORATIONS ACT, THIS FORM MUST NOT BE HANDED TO ANY PERSON UNLESS IT IS ATTACHED TO OR ACCOMPANIED BY THE PROSPECTUS DATED 12 February 2004 AND ANY RELEVANT SUPPLEMENTARY PROSPECTUS.

(see application instructions overleaf)

This Application Form relates to the offer of 37,500,000 Convertible Notes in Citigold Corporation Limited pursuant to the Prospectus dated 9 February 2004.

**APPLICATION FORMS**
Please complete all parts of the Application Form using BLOCK LETTERS. Use correct forms of registrable name (see below). Applications using the wrong form of name may be rejected. Current CHESS participants should complete their name and address in the same format as they are presently registered in the CHESS system.

Insert the number of Convertible Notes you wish to apply for. The Application must be for a minimum of 5,000 Convertible ($2,000) and thereafter in multiples of 2,500 Convertible Notes ($1,000). The Applicant(s) agree(s) upon and subject to the terms of the Prospectus to take any number of Convertible Notes equal to or less than the number of Convertible Notes indicated on the Application Form that may be allotted to the Applicants pursuant to the Prospectus and declare(s) that all details of statements made are complete and accurate.

No notice of acceptance of the Application will be provided by the Company prior to the allotment of Convertible Notes. Applicants agree to be bound upon acceptance by the Company of the Application.

Please provide us with a telephone contact number (including the person responsible in the case of an Application by a company) so that we can contact you promptly if there is a query regarding your Application Form. If your Application Form is not completed correctly, it may still be treated as valid. There is no requirement to sign the Application Form. The Company's decision as to whether to treat your Application as valid and how to construe, amend or complete it shall be final.

**PAYMENT**
Applications for Convertible Notes must be accompanied by the Application Money of 40 cents per Convertible Note (in Australian Currency). Cheques should be made payable to Citigold Corporation Limited and crossed "Not Negotiable".

**LODGING OF APPLICATIONS**
Completed Application Forms and cheques must be:

| Posted to: | or | Delivered to: |
|---|---|---|
| **Citigold Corporation Limited**<br>**PO Box 1909**<br>**MILTON QLD 4064 AUSTRALIA** | | **Citigold Corporation Limited**<br>**Suite 5a, 19 Lang Parade**<br>**MILTON QLD 4064 AUSTRALIA** |

**Applications** must be **received** by **no later than** 5.00pm EST on the **Closing Date** (29 March 2004).

**BROKER SPONSORED APPLICANTS**
The Company is an Issuer Sponsored participant in the ASX CHESS System. This enables a holder to receive a statement of holding rather than a certificate. If you are already a Broker Sponsored participant in the system, you may complete this section or forward a signed Application Form to your sponsoring broker for completion prior to lodgement. Otherwise, leave this box blank and your Convertible Notes will automatically be Issuer Sponsored on allotment.

**TAX FILE NUMBERS**
The collection of tax file number ("TFN") information is authorised and the tax laws and the Privacy Act strictly regulate its use and disclosure. Please note that it is not against the law not to provide you TFN or claim an exemption, however, if you do not provide your TFN or claim an exemption, you should be aware that tax will be taken out of any interest payments at the maximum tax rate.

If you are completing the Application with one or more joint applicants, and you do not wish to disclose your TFN or claim an exemption, a separate form may be obtained from the Australian Taxation Office to be used by you to provide this information to the Company. Certain persons are exempt from providing a TFN. For further information, please contact your taxation adviser or any Australian Taxation Office.

**CORRECTION FORM OF REGISTRABLE TITLE**
Note that only legal entities are allowed to hold securities. Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Citigold Corporation Limited. At least one full given name and the surname are required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of the correct forms of registrable names below:

| TYPE OF INVESTOR | CORRECTION FORM OF REGISTRATION | INCORRECT FORM OF REGISTRATION |
|---|---|---|
| Individual<br>Use given names in full, not initials | Mr John Alfred Smith | J A Smith |
| Company<br>Use the company's full title, not abbreviations | ABC Pty Ltd | ABC P/L or ABC Co |
| Joint Holdings<br>Use full and complete names | Mr Peter Robert Williams &<br>Ms Louise Susan Williams | Peter Robert &<br>Louise S Williams |
| Trusts<br>Use trustee(s) personal name(s),<br>Do not use the name of the trust | Mrs Susan Jane Smith<br>< Sue Smith Family A/C > | Sue Smith Family Trust |
| Deceased Estates<br>Use the executor(s) personal name(s) | Ms Jane Mary Smith & Mr Frank William Smith <Estate John Smith A/C> | Estate of Late John Smith, or John Smith Deceased |
| Minor (a person under the age of 18)<br>Use the name of a responsible adult with an appropriate designation | Mr John Alfred Smith<br><Peter Smith A/C> | Master Peter Smith |
| Partnerships<br>Use the partner's personal names. Do not use the name of the partnership | Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C> | John Smith and Son |
| Clubs/Unincorporated Bodies/Business Names<br>Use office bearer(s) personal name(s). Do not use the names of the club etc. | Mr Michael Peter Smith<br><ABC Tennis Association A/C> | ABC Tennis Association |
| Superannuation Funds<br>Use the name of trustee of the fund. Do not use the name of the fund. | Jane Smith Pty Ltd<br><Super Fund A/C> | Jane Smith Pty Ltd<br>Superannuation Fund |

9 February 2004

RECEIVED
2004 JUN 15 P 3:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

www.citigold.com
CITIGOLD corporation
Citigold Corporation Limited ACN 060 397 177
(formerly Charters Towers Gold Mines Limited)
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: infro@citigold.com

Dear Shareholder

# Discount Offer EXTENDED

Citigold Corporation Limited is pleased to extend the January 2004 special offer to shareholders for 14 days to **Monday 23 February 2004.**

There has been a strong response from shareholders so far indicating continued shareholder support. The Share Purchase Plan was to close today, but due to the New Year holiday season some shareholders may not yet have had the full opportunity to participate.

**If you have already sent in your application - thank you - no further action is required.**

This offer provides a very advantageous opportunity to all shareholders, particularly those who hold less than a marketable parcel, to **increase their holding at a discount free of brokerage and commission.**

## PHONE-IN AND CHECK YOUR SHAREHOLDING

Your choices under this offer range from 3,000 shares for $540 up to 27,750 shares for $4,995. Another Application Form is included for your convenience. Please use the reply envelope previously supplied to return your application.

***For complete details please read the information posted on 19 January, 2004.***
If you have any questions or wish to check your shareholding, please phone
**Shareholder enquiries** on **07 3870 8000**.

Please respond promptly as the offer must close. Payment can be made by cheque or Visa/Mastercard/Bankcard. If you are missing any of the paperwork please ring and details can be sent out immediately. Thank you for your continued support.

Regards

Mark Lynch
Managing Director

encl

# APPLICATION FORM (EXTENDED)
## JANUARY 2004 Share Purchase Plan

www.citigold.com
CITIGOLD corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (CTO) share purchase plan and agree to be bound by the constitution of CTO in respect of such shares issued to me/us. **Please insert details below:-**

| | |
|---|---|
| **SURNAME/LAST NAME or COMPANY NAME** | **MR MRS MS MISS** |
| **GIVEN/FIRST NAMES** | **(ACN if Company)** |
| **ADDRESS IN FULL** | |

| **STATE** | **POSTCODE** | **DAYTIME TELEPHONE NUMBER** | **HIN / SRN No. (if known)** |
|---|---|---|---|
| | | ( ) | |

**Please 'X' one option box only**

| | | | |
|---|---|---|---|
| ☐ | **Option A** | 27,750 shares | **$4,995.00** |
| ☐ | **Option B** | 16,000 shares | **$2,880.00** |
| ☐ | **Option C** | 8,000 shares | **$1,440.00** |
| ☐ | **Option D** | 3,000 shares | **$540.00** |

**THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:**

- **your application for shares under the terms of the CTO share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the June 2003 SPP does not exceed $5,000.**

**METHOD OF PAYMENT ( 'X' appropriate box)**

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan**.

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** | |
|---|---|---|---|
| **Amount $A:** $ | **Card Type:** | **Expiry Date:** __ / __ | **Signature:** |

Receipts for payment will not be issued. Cash payment will not be accepted. The completed form should be forwarded together with your payment and **must reach CTO in Brisbane by –**

**OFFER CLOSES 5pm on 23 February 2004.**

| | | | |
|---|---|---|---|
| **Postal Address:** | Citigold Corporation Limited<br>PO Box 1909<br>MILTON QLD 4064 Australia | **Delivery:** | Citigold Corporation Limited<br>5a/19 Lang Parade<br>MILTON QLD 4064 |

***If you are unsure of how to complete this application form, please contact***

***Brisbane Office: Shareholder enquiries***

***Phone 07 3870 8000 (fax 07 3870 8111)***

Please note that if the company receives applications for shares pursuant to the CTO share purchase plan which will cause it to exceed the limit of new issues set out in Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the share purchase plan are not included in the 15% rule.

# JANUARY 2004
# SHARE PURCHASE PLAN TERMS AND CONDITIONS

www.citigold.com CITIGOLD corporation

**Participation in the Plan**

Participation in the Citigold Corporation Limited Share Purchase Plan (*"Plan"*) is open to all shareholders who, subject to the paragraph below, as at the close of business on 13 January 2004, are registered as holders of fully paid ordinary shares (*"Shares"*) in Citigold Corporation Limited (*"Company"*) and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time (*"Eligible Shareholders"*). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person (*"Beneficiary"*), the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the *"Plan Documents"*).

**Offers not renounceable**

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

***Investment in the Offer***

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 27,750 fully paid ordinary shares for $ 4,995.00
- **Option B** - Purchase 16,000 fully paid ordinary shares for $ 2,880.00
- **Option C** - Purchase 8,000 fully paid ordinary shares for $ 1,440.00
- **Option D** – Purchase 3,000 fully paid ordinary shares for $ 540.00

**HOWEVER** if an Eligible Shareholder participated in the Company's Share Purchase Plan in June 2003 **("June 2003 SPP")**, **the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the June 2003 SPP}}{0.18}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the June 2003 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

**Acceptance and Payment**

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 23 February, 2004.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

**Allotment**

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

**Other costs of participation**

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

**Modification of the Plan**

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

**Dispute Resolution**

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

**Declaration & Acknowledgment**

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

  does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

CITIGOLD CORPORATION LIMITED
ACN 060 397 177

CITIGOLD corporation

**The Australian Stock Exchange Limited**

# FOR IMMEDIATE RELEASE

**6 February 2004**

## TAKEOVER SUCCESSFUL

Citigold Corporation Limited ('CTO') is pleased to advise that its takeover offer for Great Mines Limited ('GML') has been successful.

The extended period expired on 30 January 2004 with CTO having received acceptances for 94% of the issued capital of the target company. During the extended period there were no withdrawals of GML acceptances of CTO's takeover offer.

CTO has announced that it is proceeding with compulsory acquisition of the remaining shares in GML.

Completion of the takeover of GML gives CTO 100% ownership of all relevant mineral tenements on the Charters Towers central goldfield.

This strategic move of consolidating ownership of the rich goldfield will allow it to be developed in its entirety under a single mine development plan. The Gold Production Plan released by Citigold Corporation has the objective of developing four mines over the next five years to take the company to an annualised production rate of 250 000 ounces per year.

Development work on the first mine, the Warrior Gold Mine, commenced in December 2003 and is planned to commence pouring gold in mid 2004.

Roslynn Shand
Company Secretary
Citigold Corporation Limited
Can 060 397 177
19 Lang Parade, Milton, Brisbane 4064
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@citigold.com.
web site: www.citigold.com

The Australian Stock Exchange Limited

**_FOR IMMEDIATE RELEASE_**

**6 January 2004**

# SHARE PURCHASE PLAN
# OFFER EXTENSION

Citigold Corporation Limited is pleased to extend the special offer to shareholders for 14 days to **Monday 23rd February 2004**.

The response to date indicates strong shareholder support for the offer. Due to the New Year holiday season some shareholders may not yet have had the full opportunity to accept this special offer.

The Share Purchase Plan was to close on 9 February 2004 and is now extended for a further 2 weeks to give more shareholders the opportunity to participate.

Shareholders who have not yet participated in the offer will be sent a letter advising of the extension.

This special offer provides an opportunity for shareholders to increase their holding free of brokerage and commission.


*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@citigold.com.*
*web site: www.citigold.com*

**Takeovers Panel**

# MEDIA RELEASE

No: 10/2004

**Friday, 6 February 2004**

## GREAT MINES LIMITED: PANEL PUBLISHES REASONS

The Takeovers Panel has today published the reasons for the decision of the Panel in the proceedings (the **Proceedings**) relating to Great Mines Limited (**GML**).

The Proceedings arose from an application made on 10 December 2003 by the Australian Securities and Investments Commission (**ASIC**) in relation to the off-market scrip takeover bid of Citigold Corporation Limited (**CTO**) for all of the issued ordinary shares in GML.

The Proceedings concluded following acceptance by the Panel of undertakings provided by CTO. The conclusion of the Proceedings was announced on 9 January 2004 in Panel media release TP 04/04.

The Panel was Chris Photakis (sitting President), Marie McDonald and Simon Withers.

The reasons of the Initial Panel in the Proceedings are available on the Panel's website at: http://www.takeovers.gov.au/Content/Decisions/decisions.asp

The earlier Panel media releases mentioned in this media release are available on the Panel's website at:
http://www.takeovers.gov.au/Content/MediaReleases/MediaReleases.asp

George Durbridge
Director, Takeovers Panel
Level 47, Nauru House
80 Collins Street, Melbourne VIC 3000
Ph: +61 3 9655 3553
George.durbridge@takeovers.gov.au

The Australian Stock Exchange Limited

*FOR IMMEDIATE RELEASE*

# Quarterly Activities Report
# 31 December 2003

## HIGHLIGHTS

- **Warrior Gold Mine development commenced**
- **Takeover of Great Mines moves towards 100%**
- **Change of Company name approved**
- **Overseas share listing being considered**

The Quarter saw the commencement of development works at the Warrior Gold Mine portal, preliminary to the commencement of gold production in mid year. Very high rock chip assays have been collected from Warrior and *Swedenborg* areas. At the Company's Annual General Meeting, shareholders approved the re-election of John Foley, the takeover bid for Great Mines Limited and the change of company name to Citigold Corporation Limited. Further consideration is being given to additional listing of the Company's shares on an overseas Stock Exchange.

## GOLD PRODUCTION PLAN

### Warrior Gold Mine

Preparatory earthworks within the Washington pit to access the portal site for the underground Warrior Gold Mine access decline commenced in December. Mine development followed the raising of one million dollars seed capital in November. Contracts have been let for the installation of high voltage power and transformers, geotechnical drilling for assessment of the decline path and erection of site offices, underground change rooms and meal rooms. Building construction and dewatering of the Washington pit were completed in December and the geotechnical drilling will be completed in January. Cut-back of the top bench of the Washington pit above the Warrior portal site will be completed by the end of January 2004. This will protect the portal from falling rock. Starting the portal within the Washington open pit gains 25 metres vertical depth, resulting in a saving of 175 metres of underground driving which would otherwise cost an extra $480 000. The decline will be five metres wide and five metres high to allow large truck haulage.

Drill core from Warrior East was re-logged to obtain specific information on the rock stability. Core samples from drilling at Warrior East were submitted for assay, but results are not yet available. Computer modelling of the Warrior orebody indicates that up to five previously drilled holes may not have extended deep enough to intersect the ore zone. This means that the Warrior ore body may be larger than originally thought.

The Warrior Mine is scheduled to produce 40,000 ounces per year.

The access Decline will be 900 metres long and will take four and a half months to complete at a budgeted rate of 200 metres per month. A further two months is required to develop access levels, ventilation and stoping panels, with gold production currently scheduled for late July to August 2004. The mining method will be long-hole open stoping on sub-levels at 10-metre vertical separation.

Transfield Services are the project managers. This alliance is working well and will allow uniform management as the mines are developed under the Gold Production Plan.

The balance of funding for the project will be obtained by a soon to be released $15 million Convertible Note offer and the recently announced Share Purchase Plan offer. The convertible notes will be the Company's first listed debt instruments and the Offer is expected to be fully subscribed.

### Brilliant Gold Reef Project (BGRP)

A new public offer is being prepared to raise funds to complete the project. Completion of a successful public raising would see the third mine under the Gold Production Plan, the Brilliant Gold Mine, move into gold production after the Warrior and adjacent Sunburst Gold Mine. The Brilliant and Sunburst Gold Mines can both be developed simultaneously from a single extension of the Central Decline from the current 238 metres to 600 metres vertical depth.

Joint Venture and other parallel funding negotiations continued with major investment parties and contractual terms are being clarified. A further announcement about these negotiations will be made in the near future when terms and conditions have been agreed.

## EXPLORATION

### Regional Exploration

Much of the Quarter was occupied with engineering geology and risk assessments for the commencement of work on the Warrior underground mine and pit stabilization of the Washington pit wall.

As part of our ongoing regional exploration program our geological team continues to build the proprietary database on the historically rich goldfield.

High grade rock chip samples were returned from quartz veins at Washington open cut (26 g/t and 49 g/t Au). The Washington open cut is where the Warrior Gold Mines access decline will commence. Part of the warrior development and mining operations may see the Washington quartz veins also mined from underground.

Two very high assays (317 g/t, and 115 g/t Au) were obtained from sparse residual mullock specimens from the former *Swedenborg* mullock dump. The significance of these assays again confirms the rich nature of the historical underground veins mined in this area. Part of this overall area is being acquired as part of the Great Mines takeover.

CTO has previously reported in the Gold Production Plan that the Charters Towers style reefs mineralisation could geologically extend to 3 kilometres depth. Projections of the gold potential at Charters Towers in the GPP only considered mineralisation to 2 kilometres depth. Results of a recent PhD thesis completed on the Charters Towers project area indicates mineralisation could extend to a depth of 5 kilometres based on analysis of the fluid chemistry, pressure-temperature estimates and fluid dynamics. As well as the known *Parcoy-Pataz* deposits in Peru, similar deposits to *Charters Towers* are found at the giant *Jiaodong* field in China where over 900 tonnes of gold has been produced from veins and shear zones. If the mineralisation at Charters Towers extends to 5 kilometres depth, the gold potential of the project area would be over 40 million ounces.

## HEALTH, SAFETY AND ENVIRONMENT

The company had another successful Quarter, with no serious incidents, Disabling or Lost Time Injuries reported and no reportable environmental incidents. Induction training was undertaken with contractors involved in the commencement of operations at Warrior Gold Mine. A drill rig safety audit was completed prior to commencement of geotechnical drilling at Warrior Mine.

The company manages its OHS & E risk with the NOSA Five Star integrated risk management system developed by the National Occupational Safety Association.

## CORPORATE

### Takeover Bid For Great Mines Limited

Formal offer documents relating to the takeover bid for Great Mines Limited ('GM') were issued during the quarter. Citigold Corporation Limited ('CTO' – ASX code) had announced the takeover bid in August.

After obtaining acceptances of over 90% of GM shares, CTO is moving to compulsory acquisition of the balance of GM shares.

GM, an unlisted public company, is an established gold explorer and the largest shareholder in CTO. Great Mines owns the last few mineral tenements in the central area of the Charters Towers goldfield that CTO does not currently own. By obtaining GM and its mineral tenements, CTO will achieve 100% ownership of the total goldfield.

### Annual General Meeting

The company's AGM was held on November 28 2003. All three resolutions voted on at the meeting were passed – the re-election of Mr John Foley, approval of the takeover bid for Great Mines and approval of the change of company name from Charters Towers Gold Mines Limited to CitiGold Corporation Limited.

### Overseas share listing being further considered

The Company is investigating listing its shares on an overseas Stock Exchange. Several established overseas markets are being considered. The Company has a very substantial gold asset at Charters Towers and is keen to increase worldwide investor access to this information. International investor access has the potential to further promote growth in the share price.

It is very rare for a Company to control a rich goldfield with a gold potential of 15 million ounces. CTO has a laser clear plan of how the goldfield is to be developed and implementation of the plan has commenced. The lead-time to gold production is short and all the surface infrastructure and permits are in place.

## BACKGROUND

Citigold Corporation is a dynamic growing company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane. The Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields potential of 15 million ounces. To date CTO has invested over A$50 million redeveloping this rich major goldfield.

**Internet, Email and Fax** - As more and more people connect to the internet, increasing numbers of CTO shareholders are accessing the excellent and informative www.citigold.com web site for information. Also shareholders have been advising us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

*Roslynn Shand*
*Company Secretary*
*30 January 2004*

**Citigold Corporation Limited ACN 060 397 177**
**19 Lang Parade, MILTON Q 4064**
**PO Box 1909 MILTON Q 4064**
**ph : +61 7 3870 8000**
**fax : +61 7 3870 8111**
**email: info@citigold.com**
**web: www.citigold.com**

***The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:***

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is employed by CTO as General Manager, Mining and Exploration.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

Rule 5.3

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CITIGOLD CORPORATION LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 30 060 397 177 | 31 Dec 2003 |

## Consolidated statement of cash flows

| | Cash flows related to operating activities | | Current quarter $A'000 | Year to date (6 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | 23 | 30 |
| 1.2 | Payments for | (a) exploration and evaluation | (221) | (581) |
| | | (b) development | - | - |
| | | (c) production | - | - |
| | | (d) administration | (523) | (1,001) |
| 1.3 | Dividends received | | - | - |
| 1.4 | Interest and other items of a similar nature received | | - | 1 |
| 1.5 | Interest and other costs of finance paid | | (382) | (533) |
| 1.6 | Income taxes paid | | - | - |
| 1.7 | Other (Warrior royalty trust) | | 1,000 | 1,000 |
| | **Net Operating Cash Flows** | | **(103)** | **(1,084)** |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospects | - | - |
| | | (b)equity investments | - | - |
| | | (c) other fixed assets | (51) | (52) |
| 1.9 | Proceeds from sale of: | (a)prospects | - | - |
| | | (b)equity investments | - | - |
| | | (c)other fixed assets | - | - |
| 1.10 | Loans to other entities | | - | - |
| 1.11 | Loans repaid by other entities | | - | - |
| 1.12 | Other (provide details if material) | | - | - |
| | **Net investing cash flows** | | **(51)** | **(52)** |
| 1.13 | Total operating and investing cash flows (carried forward) | | (154) | (1,136) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (154) | (1,136) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 16 | 606 |
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | - |
| 1.17 | Repayment of borrowings | (8) | (8) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (Conversion of Options) | 600 | 755 |
| | **Net financing cash flows** | **608** | **1,353** |
| | **Net increase (decrease) in cash held** | **454** | **217** |
| 1.20 | Cash at beginning of quarter/year to date | 317 | 554 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | **Cash at end of quarter** | 771 | 771 |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 76 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 7,490 | 7,490 |
| 3.2 | Credit standby arrangements | Nil | Nil |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 250 |
| | **Total** | **350** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 771 | 317 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (Held by Third Parties) | - | - |
| | **Total: cash at end of quarter (item 1.22)** | **771** | **317** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | Nil | | | |
| 6.2 | Interests in mining tenements acquired or increased | Nil | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | Nil | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | **332,708,064** | **332,708,064** | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | **5,162,821** | **5,162,821** | **8 cents** | **8 cents** |
| 7.5 | **+Convertible debt securities** *(description)* | Nil | Nil | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | **13,000,000**<br>**1,040,000**<br>**2,500,000** | **Nil**<br>**Nil**<br>**Nil** | *Exercise price*<br>*15 cents*<br>*8 cents*<br>*10 cents* | *Expiry date*<br>*1 January 2005*<br>*17 March 2004*<br>*30 May 2004* |
| 7.8 | Issued during quarter | **Nil** | **Nil** | | |
| 7.9 | Exercised during quarter | **5,132,821**<br>**30,000** | | *8 cents*<br>*10 cents* | |
| 7.10 | Expired during quarter | **160,164** | | 8 cents | *9 December 2003* |
| 7.11 | **Debentures** *(totals only)* | **Nil** | | | |
| 7.12 | **Unsecured notes** *(totals only)* | **Nil** | | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 30 January 2004

Print name: Roslynn J Shand

## Additional Information

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited

***FOR IMMEDIATE RELEASE***

**20 January 2004**

# TAKEOVER BID PROCEEDS TO COMPULSORY ACQUISITION

Following acceptances from Great Mines Limited ('GML') shareholders exceeding 90%, Citigold Corporation Limited ('CTO') has proceeded to compulsory acquisition of the remaining shares in GML. Notification of the compulsory acquisition was mailed to GML shareholders on January 19 2004.

The completion of the takeover of GML will give CTO 100% ownership of all relevant mining leases in the main city area, and finalises a strategic move commenced several years ago to gain 100% control of the Charters Towers goldfield. This control will allow the field to be developed in its entirety under a single mine development plan, with the objective of developing four mines over the next five years to take the company to an annualised production rate of 250 000 ounces per year.

Development work on the Warrior Mine commenced in December 2003 with the erection of on-site offices, the commencement of a geotechnical drilling program for the Warrior Decline path and initial earthworks associated with the Warrior Decline portal. Gold production from the Warrior Mine is planned to commence in mid 2004.

*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@citigold.com.*
*web site: www.citigold.com*

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| |
|---|
| CHARTERS TOWERS GOLD MINES LIMITED |

ABN

| |
|---|
| 30 060 397 177 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 3,920,000 (Three million nine hundred and twenty thousand) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 8 cents exercise of options (expired 9 December 2003). |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 19 January 2004 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 336,628,064 | Ordinary fully paid Shares |
| | | 74,180,000 | Scrip – Great Mines Bid |

+ See chapter 19 for defined terms.

| # | Item | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 1,040,000 options | Options expiring 17 March 2004 |
| | | 2,500,000 options | Options expiring 30 May 2004 |
| | | 13 million options | Options expiring 1 January 2005 |

|  |  | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. |

## Part 2 - Bonus issue or pro rata issue

|  |  | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |
| 20 | Names of any underwriters | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 20 January 2004

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

www.citigold.com
CITIGOLD corporation
Citigold Corporation Limited ACN 060 397 177
(formerly Charters Towers Gold Mines Limited)
19 Lang Parade, Milton Qld 4064, Australia
PO Box 1909, Milton Qld 4064, Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
Email: infro@citigold.com

15 January 2004

Dear Shareholder,

## Share Purchase Plan 'January 2004' Offer

**Special Offer** – We are inviting **SHAREHOLDERS** of Citigold Corporation Limited ("CTO") to again purchase a limited number of shares in the company's Share Purchase Plan ("January 2004 Plan") at a discount to the recent market price. This special benefit is only available for a **limited time** as the offer closes on 9 February 2004.

Shares obtained under a CTO share purchase plan have been very profitable for shareholders, with shares taken up under the June 2003 plan showing a price gain of about 50% in 6 months.

You can subscribe **up to a maximum** of $5,000 in new fully paid ordinary shares, **free of brokerage and commission. However**, if you purchased shares in the **June 2003** share purchase plan then you can only top-up to the annual maximum of $5,000.

**Do you currently hold less than 2,630 shares?** If yes, then based on the closing share price on 13 January 2004 you hold less than a marketable parcel. Under this Plan, you can **top-up your holding** at a favourable price, **without brokerage fees or stamp duty**.

The shares are offered at 18 cents each, with four choices –

| | | |
|---|---|---|
| • **Option A** | 27,750 shares for | **$4,995.00** |
| • **Option B** | 16,000 shares for | **$2,880.00** |
| • **Option C** | 8,000 shares for | **$1,440.00** |
| • **Option D** | 3,000 shares for | **$ 540.00** |

**For further important information please read the reverse side of this page** and the terms and conditions of the Plan set out in the Application Form.

If you have any questions or wish to check your shareholding, phone: -

**Shareholder enquiries** on **07 3870 8775**.

You do not have to apply for shares, it is entirely optional. But if an application is not made, no shares are allocated. If you chose to acquire shares under the offer, **please respond promptly** as the offer closes on **Monday 9 February 2004**.

Payment can be made by cheque or **Visa/Mastercard/Bankcard**. Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

Regards

Mark Lynch
Managing Director

- **Offer price**

  The subscription price under the share purchase plan (**Plan**) has been set at $0.18 cents per share. This represents a discount to the average closing market price of Citigold Corporation Limited (**CTO**) shares over the five days up to and including the record date of 13 January 2004.

- **How much can you invest under this Plan?**

  - **Option A** 27,750 shares for $4,995.00
  - **Option B** 16,000 shares for $2,880.00
  - **Option C** 8,000 shares for $1,444.00
  - **Option D** 3,000 shares for $540.00

- **Share Purchase plan issued June 2003**

  **IMPORTANT: If you purchased CTO shares in the June 2003 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the June 2003 SPP.**

- **When does the offer close?**

  Offer closes at 5pm **on Monday 9 February 2004**.

- **How do you apply for shares in this offer?**

  Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed coloured **APPLICATION FORM**.

  - tick the box beside the number of shares you want to buy. **Tick only one box**.
  - complete payment section – cheque payable to "Citigold Corporation Share Purchase Plan" **OR** complete and **SIGN** the credit card section (Visa, Mastercard or Bankcard).
  - write your daytime telephone number - just in case we have any questions.
  - send your application form and payment (allowing enough time for mail delivery) so that CTO receives them in Brisbane by 5.00pm no later than Monday 9 February 2004.
  - you DO NOT need to sign the application form.

  For further information contact CTO Shareholder enquiries on **07 3870 8775**

- **What will the funds be used for?**

  Funds raised from the allotment of shares issued under the Plan will be used for working capital purposes and to advance the goal of gold production.

- **Important consideration**

  The market price of CTO shares could fall between the date of this offer and the time that CTO issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.18) may be more than the price you would pay to buy CTO shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through CTO's website, **www.citigold.com** and in the financial pages of major newspapers.

  Before you apply for shares under this offer, if you are at all unsure about any aspect of this offer, CTO recommends you seek financial advice.

- **Can you be certain that your application will be successful?**

  If CT0 receives applications for shares pursuant to the Plan which if issued would in total exceed the number permitted by Listing Rule 7.1 (the 15% rule), then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 **on a first come first served basis** and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the Plan are not included in the 15% rule.

# APPLICATION FORM
## JANUARY 2004 Share Purchase Plan

www.citigold.com
CITIGOLD corporation

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Citigold Corporation Limited ACN 060 397 177** (CTO) share purchase plan and agree to be bound by the constitution of CT0 in respect of such shares issued to me/us. **Please insert details below:-**

| | |
|---|---|
| **SURNAME/LAST NAME or COMPANY NAME** | **MR<br>MRS<br>MS<br>MISS** |
| **GIVEN/FIRST NAMES** | **(ACN if Company)** |
| **ADDRESS IN FULL** | |

| **STATE** | **POSTCODE** | **DAYTIME TELEPHONE NUMBER** | **HIN / SRN No. (if known)** |
|---|---|---|---|
| | | (     ) | |

**Please 'X' one option box only**

| | | | |
|---|---|---|---|
| ☐ | **Option A** | 27,750 shares | **$4,995.00** |
| ☐ | **Option B** | 16,000 shares | **$2,880.00** |
| ☐ | **Option C** | 8,000 shares | **$1,440.00** |
| ☐ | **Option D** | 3,000 shares | **$540.00** |

**THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:**
- **your application for shares under the terms of the CTO share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the June 2003 SPP does not exceed $5,000.**

**METHOD OF PAYMENT ( 'X' appropriate box)**

☐ Cheque – please make cheque payable to **Citigold Corporation Share Purchase Plan**.

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** | |
|---|---|---|---|
| **Amount $A:**<br>**$** | **Card Type:** | **Expiry Date:**<br>__ __ / __ __ | **Signature:** |

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTO in Brisbane by – OFFER CLOSES 5pm on 9 February 2004.**

| | | | |
|---|---|---|---|
| **Postal Address:** | Citigold Corporation Limited<br>PO Box 1909<br>MILTON QLD 4064 Australia | **Delivery:** | Citigold Corporation Limited<br>5a/19 Lang Parade<br>MILTON QLD 4064 |

***If you are unsure of how to complete this application form, please contact***

***Brisbane Office: Shareholder enquiries***
***Phone 07 3870 8775 (fax 07 3870 8111)***

Please note that if the company receives applications for shares pursuant to the CTO share purchase plan which will cause it to exceed the limit of new issues set out in Listing Rule 7.1, then the company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the share purchase plan are not included in the 15% rule.

# JANUARY 2004
# SHARE PURCHASE PLAN
# TERMS AND CONDITIONS

### Participation in the Plan

Participation in the Citigold Corporation Limited Share Purchase Plan (*"Plan"*) is open to all shareholders who, subject to the paragraph below, as at the close of business on 13 January 2004, are registered as holders of fully paid ordinary shares (*"Shares"*) in Citigold Corporation Limited (*"Company"*) and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time (*"Eligible Shareholders"*). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person (*"Beneficiary"*), the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the *"Plan Documents"*).

### Offers not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

### Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 27,750 fully paid ordinary shares for $ 4,995.00
- **Option B** - Purchase 16,000 fully paid ordinary shares for $ 2,880.00
- **Option C** - Purchase 8,000 fully paid ordinary shares for $ 1,440.00
- **Option D** – Purchase 3,000 fully paid ordinary shares for $ 540.00

**HOWEVER** if an Eligible Shareholder participated in the Company's Share Purchase Plan in June 2003 (**"June 2003 SPP"**), **the number of Shares that can be applied for under this Plan is limited** to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the June 2003 SPP}}{0.18}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the June 2003 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

### Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 9 February, 2004.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

### Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

### Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

### Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

### Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

### Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that he/she has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

   does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application, does not exceed A$5,000.

CITIGOLD CORPORATION LIMITED
ACN 060 397 177

The Australian Stock Exchange Limited

# *FOR IMMEDIATE RELEASE*

**15 January 2004**



## SHARE PURCHASE PLAN OFFER

Citigold Corporation Limited ("CTO") announces the release of its regular special offer to shareholders to purchase shares under a January 2004 share purchase plan ("Plan").

This half yearly offer will enable shareholders in CTO, irrespective of the size of their shareholding, to subscribe up to $5,000 for new fully paid ordinary shares in CTO, free of brokerage, commission and stamp duty. This will be an ideal opportunity for shareholders with less than a marketable parcel to top up their shareholding at a favourable cost.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Citigold Corporation Limited at 5pm on 13 January 2004.

The offer is non-renounceable.

Full details of the Plan will be set out in the offer to be mailed to eligible shareholders.

*Roslynn Shand*
*Company Secretary*
*Citigold Corporation Limited*
*ACN 060 397 177*
*19 Lang Parade, Milton, Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@citigold.com.*
*web site: www.citigold.com*

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

***FOR IMMEDIATE RELEASE***

www.citigold.com

CITIGOLD corporation

**9 January 2004**

# Takeover Bid Update

Citigold Corporation is pleased to advise that its Bid for Great Mines Limited is to proceed to completion.

The Company has today sent a letter to all Great Mines shareholders advising that the takeover Bid will expire on 30 January 2004. Great Mines shareholders, who have already accepted the Offer, may withdraw their previous acceptance if they wish prior to this date.

To date Citigold Corporation has now received acceptances totalling 93.8% of the issued capital of Great Mines. No acceptances will be registered until after the expiry date.

Citigold is optimistic that the takeover will be successful and therefore finally consolidate ownership of Australia's richest major goldfield.

***Roslynn Shand***
***Company Secretary***
*Citigold Corporation Limited ACN 060 397 177*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: +61 7 3870 8000*
*Fax : +61 7 3870 8111*
*Email: info@citigold.com*

**Takeovers Panel**

# MEDIA RELEASE

No: 04/2004

**Friday, 9 January 2004**

## CITIGOLD CORPORATION LIMITED BID FOR GREAT MINES LIMITED: PANEL ACCEPTS UNDERTAKINGS

The Panel has concluded the proceeding (the **Proceeding**) arising from the application (the **Application**) made by the Australian Securities and Investments Commission (**ASIC**) on 10 December 2003 alleging unacceptable circumstances in relation to the off market scrip takeover bid of Citigold Corporation Limited (**CTO**) for all of the issued ordinary shares in Great Mines Limited (**GML**) (**Bid**). The Proceeding concluded following acceptance by the Panel of undertakings provided by CTO.

ASIC alleged that unacceptable circumstances arose from deficiencies in CTO's bidder's statement, specifically:

- GML shareholders and directors had not received enough information to enable them to assess the merits of the CTO Bid; and
- the bidder's statement contained misinformation because it contained valuations of CTO and GML which it alleged did not comply with relevant standards and had been prepared for another purpose, namely to assist CTO shareholders to decide whether to approve the Bid at a general meeting; and
- the bidder's statement contained references to ASIC's "acceptance" of a valuation and to an endorsement by a mining engineer, without their consent.

The Panel has decided, under section 201A of the *Australian Securities and Investments Commission Act 2001* to accept the following undertakings in writing from CTO:

1. CTO will send all shareholders in GML a letter, in a form approved by the Panel, advising shareholders that:

   (a) they should disregard the experts reports supplied by CTO in it bidder's statement of 22 October 2003 and its supplementary bidder's statement of 3 December 2003 (**TWA Reports**) and instead rely on the independent experts report provided by GML in its supplementary target statement of 17 December 2003 (**REC Report**);

   (b) if they have accepted the offer under the Bid, they will have until a specified date to withdraw their acceptance (such date to be 21 days from the date of dispatch of the letter); and

   (c) the time for acceptances of the offer will remain open until the time to withdraw acceptances has expired.

2. CTO will give effect to the statements made in the letter to GML shareholders, specifically with respect to withdrawal of acceptances and the time for acceptance of the offers under the Bid.

On 9 January 2004, CTO sent a letter to GML shareholders pursuant to these undertakings which provides GML shareholders until 30 January 2004 to accept the Bid if they have not done so already or to withdraw their acceptance.

In accordance with the Panel's recommendation, the letter indicated that GML shareholders should disregard the TWA Reports as they were prepared for the benefit of CTO shareholders to assist them in their decision whether to approve the Bid under the related party transaction provisions of the Corporations Act and not to assist GML shareholders in their decision of whether to accept the Bid. It indicated that GML shareholders should instead rely on the REC Report which was specifically prepared to advise GML shareholders whether they should accept the Bid.

The Panel has not made any findings with respect to the concerns of ASIC because GML has provided its shareholders with the REC Report and CTO has advised GML shareholders to rely on the REC Report rather than the TWA Reports. ASIC submitted that the TWA Reports were deficient in material respects. If GML had not provided the REC Report, the Panel would have made further investigations. Had the Panel found that the issues raised by ASIC were in fact well-founded, it may have made an order that CTO issue a replacement Bidder's Statement and/or an order that all acceptances be cancelled.

The Panel notes that this matter demonstrates that people involved in takeovers should be careful when using in takeover documents other reports or documents which were prepared for some other purpose. In some circumstances, it may be appropriate to disclose in takeover documents the existence of those other reports or documents and to summarise their content or reproduce them. Where this is done, however, the issuer of the takeover document should make abundantly and unambiguously clear the purpose for which the other report or document was prepared and any consequential limitations on the use of the other report or document, or the summary of it, by the addressees of the takeover document.

The Panel also notes that where a bidder includes an expert's report in its bidder's statement this may increase the onus on the target to provide its shareholders with a report to ensure that they are appropriately informed.

The Proceeding also concerned the obtaining of all appropriate consents of experts to the inclusion in takeover documents of statements quoting, or said to be based on, statements by those experts. The Panel considers that not only should these consents be obtained, but also that it is imperative that the issuers of those takeover documents comply with the requirements of the Corporations Act concerning the publication in those documents of the existence and currency of those consents.

George Durbridge,
Director, Takeovers Panel
Level 47 Nauru House, 80 Collins Street
Melbourne VIC 3000
Ph: +61 3 9655 3553
george.durbridge@takeovers.gov.au

www.citigold.com

CITIGOLD

corporation

# File 82-4493
# Symbol: CTGLY
# CUSIP: 16133P110

# DOCUMENTS

# 1 JULY 2003

# TO

# 31 DECEMBER 2003

Citigold Corporation Limited
ACN 060 397 177
Suite 5a, 19 Lang Parade
Milton Queensland Australia
Ph: +61 7 3870 8000
Fax: +61 7 3870 8111

# CONTENTS

**ASX RELEASES – CTO - PERIOD 31 DECEMBER 2003 to 1 JULY 2003**

| | |
|---|---|
| 17.12.2003 | Extension of Loan Facility |
| 15.12.2003 | Convertible Note Disclosure Document |
| 12.12.2003 | Convertible Note Prospectus |
| 12.12.2003 | Great Mines Limited - Takeover |
| 10.12.2003 | Warrior Gold Mine Update |
| 10.12.2003 | Takeover Bid - Great Mines Ltd |
| 10.12.2003 | TOV Ann: Panel Rec Appl from ASIC re T/O for Great Mines Ltd |
| 08.12.2003 | Appendix 3B - Working Capital |
| 04.12.2003 | Supplementary Bidder's Statement |
| 04.12.2003 | Supplementary Bidder's Statement |
| 03.12.2003 | Citigold Corporation Limited |
| 01.12.2003 | Results of AGM |
| 24.11.2003 | Prospectus Interim Order |
| 19.11.2003 | Appendix 3B – refinance existing loan facility/working cap |
| 18.11.2003 | Disclosure document for the issue of Convertible Notes |
| 18.11.2003 | Convertible Note Disclosure document lodged with ASIC |
| 11.11.2003 | Appendix 3B – Scrip Offer – T/O of Great Mines Limited |
| 11.11.2003 | Gold Production Moves Closer |
| 03.11.2003 | Charters Towers Bid Offer Dispatched |
| 31.10.2003 | First Quarter Activities Report |
| 31.10.2003 | First Quarter Cashflow Report |
| 29.10.2003 | Appendix 3B – Working Capital |
| 27.10.2003 | Charters Towers Evolves into CitiGold |
| 24.10.2003 | Annual Report |
| 24.10.2003 | Notice of Annual General Meeting |
| 24.10.2003 | Bidder's Statement |
| 20.10.2003 | Bidder's Statement – Off-market bid |
| 20.10.2003 | Release of Bidder's Statement |
| 02.10.2003 | Appendix 3B – working capital |
| 30.09.2003 | Full Year Accounts |
| 26.09.2003 | Gold City Meets the City of Gold |
| 25.08.2003 | Appendix 3B – working capital |
| 20.08.2003 | Response to ASX Share Price Query |
| 19.08.2003 | Bid for Great Mines |
| 19.08.2003 | Response to ASX Query re Share Price |
| 31.07.2003 | Fourth Quarter Cashflow Report |
| 31.07.2003 | Fourth Quarter Activities Report |
| 23.07.2003 | Appendix 3B – Working Capital |

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000



# *FOR IMMEDIATE RELEASE*

**17 December 2003**

## Extension of Loan Facility

Citigold Corporation Limited (Citigold) has signed an amendment agreement with PriceWaterhouseCoopers, the London based provisional liquidator of Princeton Economics International, Limited ("PEI") to extend the loan facility with PEI.

The parties have agreed that the principal loan agreement be extended to 31 March 2004.

***Roslynn Shand***
***Company Secretary***

*Citigold Corporation Limited ACN 060 397 177*
*(formerly Charters Towers Gold Mines Limited)*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: +61 7 3870 8000*
*Fax : +61 7 3870 8111*
*Email: info@citigold.com*

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CITIGOLD corporation

RECEIVED
2004 JUN 15 P 3: 31
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## *FOR IMMEDIATE RELEASE*

**15 December 2003**

## Convertible Note Prospectus

Citigold Corporation Limited (the Company) will issue a new convertible note prospectus shortly, essentially on the same financial terms as the prior offer.

A final stop order on the prior offer document dated 14 November 2003 was consented to by the Company and has been issued by the Australian and Securities Investments Commission.

***Roslynn Shand***
***Company Secretary***

*Citigold Corporation Limited ACN 060 397 177*
*(formerly Charters Towers Gold Mines Limited)*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: +61 7 3870 8000*
*Fax : +61 7 3870 8111*
*Email: info@citigold.com*

**The Australian Stock Exchange Limited**
**Level 5, 20 Bond Street, Sydney NSW 2000**

# *FOR IMMEDIATE RELEASE*

**12 December 2003**

## Convertible Note Prospectus

Due to time constraints in preparing a replacement prospectus, Citigold Corporation Limited (the Company) will re-issue the offer as a new convertible note prospectus shortly, essentially on the same financial terms.

The Company has withdrawn the prospectus dated 14 November 2003 and no offers have been accepted under that document.

***Roslynn Shand***
***Company Secretary***

*Citigold Corporation Limited ACN 060 397 177*
*(formerly Charters Towers Gold Mines Limited)*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: +61 7 3870 8000*
*Fax : +61 7 3870 8111*
*Email: info@citigold.com*

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CITIGOLD corporation



***FOR IMMEDIATE RELEASE***

**12 December 2003**

## Great Mines Limited - Takeover

For the purposes of sections 630(3) and 650F of the Corporations Act, Citigold Corporation Limited (Citigold) declares that the takeover bid is free of conditions.

Citigold shareholders unanimously approved the bid for the shares of Great Mines Limited (the Target) and the granting of a financial benefit to the related parties in the event that the bid is successful, at the annual general meeting of Citigold on 28 November 2003.

As at 12 December 2003, Citigold has received acceptances for 103,141,815 shares in the Target representing 92.7% of the total shares of the Target.

***Roslynn Shand***
***Company Secretary***
*Citigold Corporation Limited ACN 060 397 177*
*(formerly Charters Towers Gold Mines Limited)*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: +61 7 3870 8000*
*Fax : +61 7 3870 8111*
*Email: info@citigold.com*

**The Australian Stock Exchange Limited**
**Level 5, 20 Bond Street, Sydney NSW 2000**

***FOR IMMEDIATE RELEASE***

**10th December 2003**

---

# Warrior Gold Mine Update

Work at the Warrior Gold Mine site at Charters Towers is underway and progressing well.

Transfield Services have appointed Mr Roland Brohaska as Project Manager for the Warrior Gold Mine project. Transfield Services site based representative will be Mr Gary Patterson.

The mine design contract has been awarded to Tennant, Isokangas Pty Ltd to prepare the base mine plan, decline design, risk assessment and geotechnical study.

The high voltage electrical power supply installation contract has been awarded to Ergon Energy. This 11,000 volt connection to the existing Charters Towers' city grid will supply electricity for the surface and underground workings through Citigold's 500kva transformer.

Site surface earthworks have been completed. The site office and other buildings are on site ready for installation.

At the current rate of progress, gold production is expected in July, 2004.

---

Roslynn Shand
Company Secretary
Citigold Corporation Limited
(formerly Charters Towers Gold Mines Limited)
ACN 060 397 177
phone: +61 7 3870 8000
fax : +61 7 3870 8111
email: brisbane@citigold.com
web: www.citigold.com

---

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CITIGOLD corporation

*FOR IMMEDIATE RELEASE*
**10 December 2003**

## Takeover bid – Great Mines Limited

The Company has been advised that the Australian Securities & Investments Commission ('ASIC') has lodged an application to the Takeovers Panel regarding the company's takeover bid for Great Mines Limited.

The Company strongly disputes the allegations by ASIC that unacceptable circumstances arise from either inadequate or misleading information in the Bidder's Statement.

The Company is committed to a high level of corporate governance and intends to ensure that what appear to be misunderstandings on the part of ASIC are fully addressed.

The Company believes that it is in the best interests of all shareholders of both the bidder and the target that the takeover bid proceed without delay.

***Roslynn Shand***
***Company Secretary***
*Citigold Corporation Limited ACN 060 397 177*
*(formerly Charters Towers Gold Mines Limited)*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: +61 7 3870 8000*
*Fax : +61 7 3870 8111*
*Email: info@citigold.com*

**Takeovers Panel**

# MEDIA RELEASE

No: 121/2003

**Wednesday, 10 December 2003**

## CITIGOLD CORPORATION LIMITED BID FOR GREAT MINES LIMITED: PANEL RECEIVES APPLICATION FROM ASIC

The Panel has received an application from the Australian Securities and Investments Commission (**ASIC**) dated 9 December 2003 alleging unacceptable circumstances in relation to the off market scrip takeover bid of Citigold Corporation Limited (**CTO**) for all of the issued ordinary shares in Great Mines Limited (**GML**).

ASIC alleges that unacceptable circumstances arise from deficiencies in CTO's bidder's statement, specifically:

- GML shareholders and directors have not been given enough information to enable them to assess the merits of the CTO bid; and
- the bidder's statement contains misinformation insofar as it contains valuations of CTO and GML that have no reasonable basis and contains references to ASIC's "acceptance" of a valuation and to an endorsement by a mining engineer, without consent.

ASIC seeks an interim order that the offers under the CTO takeover bid be extended for a period of 10 business days from the date the Panel makes a final decision in relation to its application.

ASIC also seeks final orders that CTO lodge a supplementary bidder's statement to rectify the issues raised in its application and any other orders the Panel thinks appropriate in the circumstances.

The Panel has not yet sought the views of other persons potentially involved in the application and has therefore formed no views on the application.

The President of the Panel has yet to appoint a sitting Panel to consider the application.

George Durbridge,
Director, Takeovers Panel
Level 47 Nauru House, 80 Collins Street
Melbourne VIC 3000
Ph: +61 3 9655 3553
george.durbridge@takeovers.gov.au

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 2,309,477 (Two million three hundred and nine thousand four hundred and seventy seven) shares.<br>2. 30,000 (Thirty thousand) shares |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 1.& 2.Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>*If the additional securities do not rank equally, please state:*<br>• *the date from which they do*<br>• *the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment*<br>• *the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment* | Yes – shares |
| 5 | Issue price or consideration | 1. 8 cents exercise of options (expire 9 December 2003).<br>2. 8 cents exercise of options (expire 17 March 2004). |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 5 December 2003 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 332,708,064 | Ordinary fully paid Shares |
| 74,180,000 | Scrip – Great Mines bid |
| 30,000,000 | Convertible Notes issued at 50 cents each and redeemable by 14 November 2003 |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 4,080,164 options | Options expiring 9 December 2003 |
| | | 1,040,000 options | Options expiring 17 March 2004 |
| | | 2,500,000 options | Options expiring 30 May 2004 |
| | | 13 million options | Options expiring 1 January 2005 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 8 December 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

CITIGOLD corporation
ABN 30 060 397 177

**THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION**

If you are in doubt as to how to act, you should consult your financial or legal adviser as soon as possible.

# SUPPLEMENTARY BIDDER'S STATEMENT

This Supplementary Bidder's Statement was lodged on 3 December 2003 under section 643 of the Corporations Act and should be read in conjunction with the Bidder's Statement dated 22 October 2003

**OFFER BY**

## CITIGOLD CORPORATION LIMITED
**(formerly CHARTERS TOWERS GOLD MINES LIMITED)**
## ABN 30 060 397 177

**TO ACQUIRE**
**ALL OF THE ORDINARY SHARES IN**

## GREAT MINES LIMITED
## ACN 010 506 251

by issuing two (2) Citigold Corporation Limited shares
(formerly Charters Towers Gold Mines Limited)
for every three (3) Great Mines Limited shares

**THE OPINION OF THE INDEPENDENT EXPERT AS SET OUT IN THE REPORT MARKED APPENDIX AA TO THE BIDDER'S STATEMENT DATED 22 OCTOBER 2003 IS THAT THE PROPOSED TERMS OF THE TAKEOVER ARE NOT FAIR BUT ARE REASONABLE HAVING REGARD TO THE INTERESTS OF CITIGOLD NON-ASSOCIATED SHAREHOLDERS.**

# TABLE OF CONTENTS



**Lodgment under the Corporations Act**
A copy of the Supplementary Bidder's Statement was lodged with the ASIC on 3 December 2003.
This Supplementary Bidder's Statement is given by Citigold Corporation Limited (formerly Charters Towers Gold Mines Limited) ABN 30 060 397 177, the Bidder, to Great Mines Limited ACN 010 506 251, the Target, pursuant to Part 6.5 of the Corporations Act.

**Date of Supplementary Bidder's Statement**
This Supplementary Bidder's Statement is dated 3 December 2003 which is the date on which a copy of his Supplementary Bidder's Statement was lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the contents of the Bidder's Statement.

**Defined terms**
A number of defined terms are used in the Supplementary Bidder's Statement. Unless the contrary intention appears, the context requires otherwise or words are defined in section 1 of the Bidder's Statement dated 22 October 2003, words and phrases in this Supplementary Bidder's Statement have the same meaning and interpretation as in the Corporations Act.

**Approval of Supplementary Bidder's Statement**
The Supplementary Bidder's Statement has been approved by a unanimous resolution passed by the Directors of Citigold.

**What is Citigold offering to buy?**
Citigold is offering to acquire all of the ordinary shares in Great Mines. This document is a Supplementary Bidder's Statement to the Bidder's Statement dated 22 October 2003 which contains the formal terms of the Offer (set out in section 2 of the Bidder's Statement) and other information relevant to your decision to accept the Offer.

**If you accept the Offer, Citigold will be entitled to all Rights in respect of your Great Mines shares. <u>You may accept this Offer in respect of all or part of the Great Mines shares held by you</u>.**

ANNEXURE "A"

## SECTION 1

# DEFINITIONS AND INTERPRETATION

### 1.1 Definitions

In this Supplementary Bidder's Statement, unless the context requires otherwise:

**A$ or $** means Australian dollars.

**Acceptance Form** means the acceptance form which accompanies the Bidder's Statement.

**All Ordinaries Index** means the All Ordinaries Index of ASX.

**ASIC** means the Australian Securities and Investments Commission.

**ASX** means Australian Stock Exchange Limited ACN 008 624 691.

**ASX Listing Rules** means the listing rules of the ASX.

**Bidder's Statement** means the statement dated to 22 October 2003 made pursuant to the Corporations Act which has been served on Great Mines in relation to the Takeover Bid of which the Offer forms part.

**CGT** means the Australian capital gains tax.

**Citigold** means Citigold Corporation Limited (formerly Charters Towers Gold Mines Limited) ABN 30 060 397 177.

**Complying Superannuation Fund** has the meaning given in the Superannuation Industry (Supervision) Act 1993 (Cwlth).

**Convertible Notes** means the convertible notes referred to in the Prospectus.

**Corporations Act** means the Corporations Act of Australia (as in force at the date of the Bidder's Statement).

**GST** means the Australian goods and services tax.

**Great Mines** means Great Mines Limited ACN 010 506 251.

**Issue** means the proposed issue of Convertible Notes pursuant to the Prospectus.

**Offer** means Citigold's offer to acquire Great Mines shares as contained in section 2 of the Bidder's Statement dated 22 October 2003.

**Offer Period** means the period during which the Offer will remain open for acceptance in accordance with section 3.1 of this Supplementary dated 3 December 2003.

**PEI** means Princeton Economics International, Limited.

**Prospectus** means the Convertible Notes Prospectus to be issued by Citigold as a replacement prospectus for the prospectus dated 14 November 2003.

**Public Authority** means any government or governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It includes any self-regulatory organisation established under statute or any stock exchange.

**Rights** means all accretions, rights or benefits of whatever kind attaching to or arising from the Great Mines shares directly or indirectly at or after the date of the Bidder's Statement dated 22 October 2003 including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Great Mines.

**Supplementary** means this Supplementary Bidder's Statement dated 3 December 2003.

**Takeover Bid** means the takeover bid constituted by the dispatch of the Offer.

**Target's Statement** means the document issued by Great Mines in response to the Offer.

**Year** means year ending 30 June.

### 1.2 Interpretation

In this Supplementary Bidder's Statement, unless the context requires otherwise:

(1) other words and phrases have the same meaning, if any, given to them in the Corporations Act;

(2) words importing a gender include any gender;

(3) words importing the singular include the plural and vice versa;

(4) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(5) a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;

(6) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws issued under that statute;

(7) headings and boldings are for convenience only and do not affect the interpretation of this Bidder's Statement;
(8) a reference to time is a reference to time in Brisbane, Australia;
(9) a reference to writing includes telex and facsimile transmissions;
(10) a reference to dollars, $, A$, cents, c and currency is a reference to the lawful currency of the Commonwealth of Australia;
(11) a reference to a word "including" means including without limitation.

## SECTION 2

## CHANGE OF NAME

### 2.1 Change of Name

On 1 December Charters Towers Gold Mines Limited formally changed its name to Citigold Corporation Limited.

Shareholders approved the change of name by way of special resolution at Citigold's Annual General Meeting on 28 November 2003. The Australian Company Number ('ACN') and the Australian Business Number ('ABN') remains the same.

## SECTION 3

## THE OFFER

### 3.1 Extension of Offer Period

The Offer period has been extended (from 5 December 2003) and will remain open for acceptance during the period commencing on the date of this Offer and ending at 5.00pm (Brisbane time) on 19 December 2003, unless withdrawn or extended in accordance with the Corporations Act.

### 3.2 Offer now unconditional

At the Annual General Meeting of Citigold held on 28 November 2003, Citigold shareholders approved the takeover bid for Great Mines and also approved the potential issue of securities to the related parties pursuant to the Offer.

The Offer is now unconditional.

## SECTION 4

## CONVERTIBLE NOTES PROSPECTUS

### 4.1 Prospectus

On 14 November 2003, Citigold lodged a Prospectus for the issue of Convertible Notes with ASIC. On 21 November 2003; ASIC issued an interim stop order on the Prospectus. Directors and management are currently working on the preparation of a replacement Prospectus to address the matters raised by ASIC. It is anticipated that a replacement prospectus will be lodged with the ASIC by 10 December 2003 and made available to Citigold shareholders and potential investors immediately upon the expiry of the applicable exposure period.

### 4.2 The Purpose of the Issue

Under the Prospectus, Citigold proposes to issue up to 30,000,000 Convertible Notes to raise up to $15,000,000. These Convertible Notes are intended to be tradeable on the ASX, creating a second tradeable security, in addition to Citigold's existing Shares.

The Issue will be made available to both existing shareholders of Citigold and the public. Shareholders of Citigold as at 14 November 2003 will be given a preferential right to apply for Convertible Notes.

## 4.3 Use of Proceeds of the Issue

There is no minimum subscription requirement attaching to the proposed issue of Convertible Notes. If the Issue is fully subscribed it is proposed that the $15,000,000 to be raised will be applied in the following manner:

| Activity | Proposed application |
|---|---|
| Repayment in full of an existing loan payable to PEI | $7,500,000 |
| Reserved provision for payment of six months interest (first two payment periods) | $1,000,000 |
| Working capital and development of Warrior Gold Mine | $5,750,000 |
| Costs of the Issue | $750,000 |
| Total | $15,000,000 |

If the Issue is subscribed for less than $15,000,000, then Citigold will:

(i) apply the balance after costs of Issue to paying the PEI loan;
(ii) reserve provision for two interest payment periods on the amount subscribed; and
(iii) decrease the general working capital available.

If the Issue is subscribed for less than the existing loan to PEI of $7,500,000, all monies raised will be paid to PEI. If a shortfall occurs in the repayment of the loan to PEI, Citigold will need to re-negotiate the payment of the balance of the Loan. In this event Citigold will not make provision from the funds raised for the payment of interest and would propose to meet the interest payments by way of the issue of additional equity, debt refinancing or other appropriate means determined by Directors at that time. As the development of Citigold's projects progress, Citigold would, if positive cash flows are generated seek to meet interest payments from these cash flows.

## 4.4 Details of the Issue

**Number of Convertible Notes to be issued**
A total of up to 30,000,000 Convertible Notes to be issued.

***Terms of the Issue of the Convertible Notes***
The following summarises the key terms of the Convertible Notes:

| | |
|---|---|
| Issue Price: | $0.50 (fifty cents) |
| Conversion Price: | Convertible at any time at the Convertible Note holder's election at 50 cents. Each 50 cent Convertible Note converts into one ordinary share. |
| Redemption: | Redemption for full face value on 14 November 2006 (if not earlier converted) |

ANNEXURE "A"

| | |
|---|---|
| Interest Rate & Yield Enhancer: | 12% base interest yield with A$ gold price linked yield enhancer. The Interest Rate increases by 1.0% for each A$50 an ounce the Quarterly golf price exceeds A$550/oz (pro rata) during an interest period.<br>Interest rate = (12 + Y)%<br>(where Y = (A$ gold price - 550)/50)<br>A$ Quarterly Gold Price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties. |
| Interest Payments: | Quarterly payments in arrears commencing 12 May 2004. |

Convertible Note holders may at any time elect to convert their Convertible Notes to shares in Citigold at a rate of one Convertible Note for one share by submitting to Citigold a duly completed Conversion Notice. Convertible Notes which are converted will accrue interest up until the date the Convertible Notes are converted to shares and the interest payment will be made at the next quarterly Interest Payment Date. After conversion of a Convertible Note, there will no longer be any future entitlement to interest, but the share issued as a result of the conversion will have a right to dividends (if any) declared by Citigold from time to time.

In respect of Convertible Notes not converted prior to 5.00pm, EST on 14 November 2006, Citigold is obliged to repay to the Convertible Note holders the Issue Price of $0.50 for each Convertible Note, together with accrued but unpaid interest within eight calendar days of the maturity date.

**No Minimum Subscription**
There is no minimum amount to be raised under this Issue.

**Interest Cover**
Subject to a sufficient level of subscriptions being received, an amount equal to the full amount of interest payable until 12 August 2004 in respect of all the Convertible Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Convertible Notes for the period between the issue of the Convertible Notes and 12 August 2004. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by Citigold.

**Expenses of the Issue**
Citigold anticipates that the total costs of the Issue, if fully subscribed, will consist of $650,000 for brokerage and related fees and $100,000 for legal fees and sundry administration costs such as printing, stationery, postage and freight associated with distributing the Prospectus.

**Issue not Underwritten**
The Issue is not underwritten.

**Quotation**
Citigold applied to the ASX on 19 November for official quotation of the Convertible Notes. If the ASX does not grant permission for official quotation of the Convertible Notes within 3 months after the date of the Prospectus, Applications for Convertible Notes will be dealt with in accordance with section 724 of the Corporations Act. No interest will be paid on any returned Application Money.

# INVESTMENT RISKS

## 5.1 RISK FACTORS

### Introduction

In the Bidder's Statement dated 22 October 2003, Citigold set out a number of investment risks associated with Citigold shares. In addition to those matters Citigold considers the following risks should be noted when considering accepting the Offer.

### Repayments of interest and principal under the Issue

By the issue of Convertible Notes Citigold assumes a liability to pay interest on a regular basis and to repay the Convertible Notes on their expiry if not redeemed. As noted in section 4.4 (Interest Cover) if sufficient subscriptions are received Citigold will deposit sufficient funds to meet the first 2 interest payments. However if sufficient funds are not received Citigold will need to meet the interest payments by way of cash flows generated from operations, issue of additional equity, debt refinancing or other appropriate means determined by Directors at that time. If Citigold cannot meet the interest payments, Convertible Note holders will have right to demand payment against Citgold as a result of that breach. The Convertible Note holders will become unsecured creditors of Citigold in this event. In the event of the winding up of Citigold the claims of Convertible Note holders will rank in priority to those of shareholders. Similarly Citigold anticipates repayment of the principal of the Convertible Notes will be made from cash flows generated from operations, issue of additional equity, debt refinancing or other appropriate means determined by Directors at that time. If Citigold is unable to repay the principal, Convertible Note holders will have right to demand payment against Citgold as a result of that breach. The Convertible Note holders will become unsecured creditors of Citigold in this event. In the event of the winding up of Citigold the claims of Convertible Note holders will rank in priority to those of shareholders.

### Loan Facility

In the event that none or only part of the monies owing under the Loan Facility are re-paid to PEI by 31 December 2003 or that Citigold is unable to re-negotiate the extension of the Loan Facility, Citigold will need to obtain alternative forms of re-financing or PEI will be entitled to rely on the terms of their security over the assets of Citigold.

### Ongoing Financial Requirements

Citigold anticipates that its existing resources, together with the net proceeds of this Issue will enable it to maintain its currently planned operations until June 2004 at which time further funding, through debt, issue of equity or other sources of funding may be required for the development of the underground mine at Warrior and Sunburst.

However, Citigold's future financial requirements will depend upon various factors including the performance of the Warrior mine and outcome of the underground bulk sampling at Sunburst mine.

Should Citigold need to raise additional funds there can be no assurance that additional funds would be available on a timely basis, on favourable terms or at all, or that such funds, if raised, would be sufficient to enable Citigold to continue to implement its business strategy. If adequate funds are not available, Citigold's business will be materially and adversely affected.

## SECTION 6

# INFORMATION AND RIGHTS – CITIGOLD SECURITIES

### 6.1 Issued Securities in Citigold

Citigold has on issue, at the date of this Supplementary Bidder's Statement, a total of 330,368,587 Ordinary Shares. An additional 74,180,000 share issue will be made if all shareholders of Great Mines accept the Offer.

### 6.2 Options

At the date of this Supplementary there are a total of 22,959,641 options on issue in Citigold. The number of options on issue is as follows:

**6,389,641 shareholder options,** expiring 9 December 2003, exercisable at 8 cents each

**1,070,000 shareholder options,** expiring 17 March 2004, exercisable at 8 cents each

**2,500,000 shareholder options,** expiring 30 May 2004, exercisable at 10 cents each.

**13 million Director options,** expiring 1 January 2005, exercisable at 15 cents each

The exercise of all these options outstanding upon the capital structure of Citigold will be as follows:-

| Shares issued 12 November 2003 | Total options | Total Shares on issue if all options exercised |
|---|---|---|
| 330,368,587 | 22,959,641 | 353,328,228 |

### 6.3 Convertible Notes

At the date of this Supplementary Bidder's Statement, Citigold has applied to the ASX for the allotment of 30,000,000 Convertible Notes. If all of the Convertible Notes are converted into shares, then the amount of shares issued by Citigold will increase by 30,000,000.

### 6.4 Citigold Shareholders

Citigold Shares, as at 28 November 2003, are held by 5,297 shareholders.

**Shareholdings**

Distribution of members and their holdings as at 28 November 2003

| | | Options Expiry date & exercise price | | | |
|---|---|---|---|---|---|
| Number Held Ordinary Shares | No. of shareholders* | 8 cents 9-Dec-03 | 8 cents 17-Mar-04 | 10 cents 30-May-04 | 15 cents 1-Jan-05 |
| 1 - 1,000 | 793 | 0 | 0 | 0 | 0 |
| 1,001 - 5,000 | 1,099 | 0 | 0 | 0 | 0 |
| 5,001 - 10,000 | 886 | 6 | 0 | 0 | 0 |
| 10,001 - 100,000 | 2,062 | 34 | 0 | 0 | 0 |
| 100,001 - and over | 457 | 14 | 1 | 2 | 2 |
| | 5,297 | 54 | 1 | 2 | 2 |

***The number of shareholders holding less than a marketable parcel of $500 was 2,223 based on a closing market price of 22.5 cents at 28 November 2003.**

ANNEXURE "A"

## 6.5 Top 20 Shareholders

The top 20 shareholders as at 28 November 2003 are listed in the following table.

| Name | Number of Shares | % of Issued Share Capital |
|---|---|---|
| Great Mines Limited | 29,675,596 | 8.98% |
| James Joseph Lynch | 16,086,548 | 4.87% |
| Mr William Jangsing Lee | 10,281,612 | 3.11% |
| Underwriting & Mining Investment Corporation Pty Ltd | 7,645,773 | 2.31% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park Account) | 7,208,857 | 2.18% |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 | 1.97% |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund account) | 5,805,382 | 1.76% |
| Miss Lily Lee | 4,911,657 | 1.49% |
| Share the Dream Pty Ltd | 3,034,866 | 0.92% |
| Mr David Michael Wentworth Evans | 3,016,666 | 0.91% |
| Prime Impact Pty Ltd | 2,958,495 | 0.90% |
| ANZ Nominees Limited | 2,846,195 | 0.86% |
| Ms Joanne Christine Codling | 2,566,666 | 0.78% |
| Parkes Holdings Pty Ltd | 2,401,000 | 0.73% |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.64% |
| Andwendrod Services Pty Ltd | 2,000,000 | 0.61% |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 | 0.58% |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 1,900,000 | 0.58% |
| Mr Harry Sioros | 1,783,314 | 0.54% |
| Micgra Pty Ltd | 1,752,490 | 0.53% |
| | **116,415,058** | **35.25%** |

**SECTION 7**

# FINANCIAL INFORMATION

## 7.1 General

The audited financial statements of Great Mines for the year ended 30 June 2003 ('Audited Financials') were made available on 1 December 2003 and were subsequently reviewed by the independent expert, Terry Willsteed & Associates, who prepared the Independent Experts report attached to the Bidder's Statement dated 22 October 2003.

The consolidated net assets of Great Mines as disclosed in the Audited Financials have increased by $999 from the draft financial statements used to prepare the pro-forma statements of financial position as set out in Annexure D to the Bidder's Statement dated 22 October 2003. There are no other material changes between the draft financial statements and the Audited Financials.

The Independent Expert has confirmed to Citigold that the Audited Financials do not change his estimates or opinion.

An updated pro-forma statement of financial position prepared using the Audited Financials is attached as Annexure A to this Supplementary. The pro-forma statement also reflects the effect of the issue of 30,000,000 Convertible Notes.

## SECTION 8

## TAX CONSIDERATIONS

### 8.1 Roll-over relief

In the event that Citigold receives acceptances of at least 80% of the voting shares in Great Mines, Great Mines shareholders may apply to the Australian Taxation Office ('ATO') for "scrip for scrip" roll-over relief under Subdivision 124M of the Income Tax Assessment Act 1997.

The above is a general description and guide only of relief that may be available to certain Great Mines shareholder. It is not intended to be an authoritative or complete analysis of the taxation laws of Australia applying to the specific circumstances of any particular shareholder. **Each Great Mines shareholder is advised to consult their own professional adviser regarding the Australian tax consequences of disposing of Great Mines shares in the light of that shareholder's particular circumstances.**

## SECTION 9

## ADDITIONAL INFORMATION

### 9.1 PEI Loan facility

PEI loaned funds to Citigold in 1998 and was also at that time a substantial shareholder in Citigold. PEI was placed in provisional liquidation in August 1999. Since that time, Citigold has dealt with the London based provisional liquidators regarding the Loan Facility. During the past 5 years, Citigold has bought back and cancelled 132,000,000 Shares previously held by PEI and paid some $3 million for the Share buy back. Repayments of the principal sum outstanding have been made and monthly interest payments on the principal outstanding are continuing.

The current Loan Facility of $7.5 million provided by PEI has been re-negotiated on a number of occasions. The loan is secured and repayable on 31 December 2003. The Loan Facility is otherwise on normal commercial terms and conditions. The full amount of the Facility has been drawn down by Citigold and it is intended that it be repaid in full by Citigold from the proceeds of the Issue.

Based on past dealings with the Liquidators it is anticipated that if necessary, the terms of the Loan Facility may be capable of re-negotiation and extended.

PEI is not a related or associated party of Citigold.

### 9.2 Consents

The following parties have given (and not before the date of this Supplementary withdrawn) their consent in writing to the inclusion of the following information in this Supplementary in the form and context in which it appears. None of the following firms or have caused or authorised the issue of this Supplementary or have in any way been involved in the making of the Issue. Tennent, Isokangas Pty Ltd has consented to being named in the Bidder's Statement as authors of the engineers' report.

### 9.3 The Citigold story

Respected independent consulting mining engineers group Tennent, Isokangas Pty Ltd have endorsed Citigold's Gold Production Plan. The report's conclusion states:

"In summary, the Gold Production Plan Report is a fair representation of the potential to identify and develop a resource of the order of 15Moz Au to a depth of 2000m at Charters Towers. With strong project

management it should be feasible to subsequently mine this resource economically at the rate of 250,000 oz Au per annum, within normal bounds of mining risk."

A full copy of the engineers' report is available at www.ctgold.com.au.

## 9.4 General

(a) As at the date of this Supplementary, Great Mines has 29,675,596 shares or 8.98% in Citigold.

(b) Copies of available information

Great Mines shareholders who require any further information about the Offer may telephone Citigold on 07 3870 8000 on any business day.

Copies of documents lodged with ASIC in relation to Citigold may be obtained from, or inspected at, an ASIC office.

Great Mines shareholders may, on request and free of charge, obtain a copy of or inspect, any documents lodged by Citigold with ASX or ASIC and incorporated into this Supplementary Bidder's Statement, including the following:

1. The annual report of Citigold for the 2003 year;
2. ASX releases of Citigold;
3. Any continuous disclosure notices given by Citigold after lodgment of the annual report.

To obtain a copy of any of the above documents during the Offer Period, Great Mines shareholders may telephone Citigold on 07 3870 8000 or alternatively can obtain this information from Citigold website at www.ctgold.com.

## 9.5 Independent Experts Report

Appendix 1 provides further information relating to the Independent Expert and Valuation Reports, 9 October 2003, prepared by Terence Willsteed & Associates.

**Dated: 3 December 2003**

**Signed**
for and on behalf of Citigold Corporation Limited

JJ Foley Chairman

# ANNEXURE "A"

## Statements of financial position

**CITIGOLD CORPORATION LIMITED AND CONTROLLED ENTITIES**

As at 30 June 2003

| | | Citigold Corporation Limited | | | Great Mines | Combined Citigold and Great Mines Limited | | |
|---|---|---|---|---|---|---|---|---|
| | | Existing | Opts Conv | Opts + Conv Note | | Existing | Opts Converted | Opts + Conv Note |
| | | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 |
| **Current assets** | Cash assets | 554,247 | 3,662,926 | 10,922,131 | 18,034 | 572,281 | 3,680,960 | 10,940,165 |
| | Receivables | 12,410 | 12,410 | 12,410 | 125,984 | 107,350 | 107,350 | 138,394 |
| | Inventories | 431,078 | 431,078 | 431,078 | 0 | 431,078 | 431,078 | 431,078 |
| | Total current assets | 997,735 | 4,106,414 | 11,365,619 | 144,018 | 1,110,709 | 4,219,388 | 11,509,637 |
| **Non-current assets** | Property, plant and equipment | 49,499,255 | 49,499,255 | 49,499,255 | 175,083 | 49,674,338 | 49,674,338 | 49,674,338 |
| | Investments | 0 | 0 | 0 | 4,442,613 | 4,442,613 | 4,442,613 | 4,442,613 |
| | Receivables | 500,304 | 500,304 | 500,304 | 0 | 500,304 | 500,304 | 500,304 |
| | Other | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total non-current assets | 49,999,559 | 49,999,559 | 49,999,559 | 4,617,696 | 54,617,255 | 54,617,255 | 54,617,255 |
| **Total assets** | | 50,997,294 | 54,105,973 | 61,365,178 | 4,761,714 | 55,727,964 | 58,836,643 | 66,126,892 |
| **Current liabilities** | | | | | | | | |
| | Payables | 1,259,557 | 1,259,557 | 1,259,557 | 17,267 | 1,276,824 | 1,276,824 | 1,276,824 |
| | Interest-bearing liabilities | 7,740,795 | 7,740,795 | 0 | 119,080 | 7,828,831 | 7,828,831 | 119,080 |
| | Current tax liabilities | 0 | 0 | 0 | 0 | 0 | 0 | 0 |
| | Provisions | 195,205 | 195,205 | 195,205 | 0 | 195,205 | 195,205 | 195,205 |
| | Total current liabilities | 9,195,557 | 9,195,557 | 1,454,762 | 136,347 | 9,300,860 | 9,300,860 | 1,591,109 |
| **Non-current liabilities** | Payables | 0 | 0 | 0 | 130,846 | 130,846 | 130,846 | 130,846 |
| | Interest-bearing liabilities | 13,708 | 13,708 | 15,013,708 | 0 | 13,708 | 13,708 | 15,013,708 |
| | Provisions | 500,304 | 500,304 | 500,304 | 0 | 500,304 | 500,304 | 500,304 |
| | Total non-current liabilities | 514,012 | 514,012 | 15,514,012 | 130,846 | 644,858 | 644,858 | 15,644,858 |
| **Total liabilities** | | 9,709,569 | 9,709,569 | 16,968,774 | 267,193 | 9,945,718 | 9,945,718 | 17,235,967 |
| **Net assets** | | 41,287,725 | 44,396,404 | 44,396,404 | 4,494,521 | 45,782,246 | 48,890,925 | 48,890,925 |
| **Equity** | Contributed equity | 55,052,965 | 58,161,644 | 58,161,644 | 22,153,355 | 55,052,965 | 58,161,644 | 58,161,644 |
| | Share Premium Reserve | 0 | 0 | 0 | 49,081 | 0 | 0 | 0 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 | 12,024,824 | 44,790 | 12,024,824 | 12,069,614 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 | 571,430 | 4,910,613 | 571,430 | 571,430 | 571,430 |
| | Accumulated losses | (26,361,494) | (26,361,494) | (26,361,494) | (22,734,724) | (21,938,379) | (21,983,169) | (21,866,973) |
| | Minority Interest | 0 | 0 | 0 | 71,406 | 71,406 | 71,406 | 0 |
| **Total Equity** | | 41,287,725 | 44,396,404 | 44,396,404 | 4,494,521 | 45,782,246 | 48,890,925 | 48,890,925 |

ANNEXURE "A"

# TERENCE WILLSTEED & ASSOCIATES


CONSULTING MINING ENGINEERS
POSTAL ADDRESS: P O BOX N284 GROSVENOR PLACE, SYDNEY NSW 1220
13/1, THE QUAY, 2 PHILLIP STREET, SYDNEY NSW 2000

**E-mail:** TWA@onaustralia.com.au

**Telephone:** 02] 9251 3804
**Facsimile:** [02] 9251 3788

**PRINCIPAL:** T V WILLSTEED, BE(MIN) HONS BA CP(MIN) FAUSIMM MMICA MSME
**T V WILLSTEED & ASSOCIATES PTY LTD**

**ABN:** 44 001 859 712


3 December 2003

## APPENDIX 1

The Directors
Charters Towers Gold Mines Limited
19 Lang Parade
PO Box 1909
MILTON QLD 4064

Dear Sirs,

**SUPPLEMENTARY BIDDERS STATEMENT**
**INDEPENDENT EXPERTS REPORT AND VALUATION OF MINERAL INTERESTS**
**PROPOSED TAKEOVER OF GREAT MINES LIMITED BY**
**CHARTERS TOWERS GOLD MINES LIMITED**

To provide further information relating to the Independent Expert and Valuation Reports, 9 October 2003, prepared by Terence Willsteed & Associates [TWA], which accompanied the Bidders Statement to Great Mines Limited [GML], the following information is provided.

**The use of different valuation methodologies to derive high and low valuations for ore tenement.**

Different valuation methodologies can be used to determine the high and low valuation range for an individual tenement because any, and perhaps all of the defined methodologies which are explained in the Valuation Methodology section and defined under applicable Valuation Criteria of the Valuation Report are acceptable. The applicability and weighting which is given to any of the methodologies, and the selected estimation criteria, are explained for each tenement or project, which are valued and described in the Summary of Valuations of the Valuation Report. The selection of these estimation bases is made by the Valuer based on the circumstances and on his experience.

We do not believe that only one method or set of estimation criteria should be used to establish a value range for a tenement, as we believe that criteria that would favour an upside estimate could overlook relevant other criteria that would indicate greater risk or lower value, or would provide support for a bottom line lower value.

The most likely values are based on the middle of the high-low ranges in all cases, allowing for the GML attributable interests. We believe this is adequately indicated in each of the tenement valuations.

### VALUATION OF THE CITY MINING LEASES

This is an unusual mine tenement valuation problem because the values relate particularly to the "opportunity" value to the Charters Towers Gold Mines Limited [CTGM] planned operations. The leases do not have substantial value as stand alone mining tenements because the lease areas are too small and the contained resources are too low in volume and too deep to be developed on their own.

The value of the leases to CTGM is explained in the valuation preamble for the City Leases in the Valuation Report, which outlines the key estimation criteria.

ANNEXURE "A"

There are no relevant appraised valuation bases or comparative valuations available that we are aware of for this type of tenement situation. The value range was established between the notional assets value [real estate and resource content] and the opportunity values estimated for CTGM.

### VALUATION OF THE STOCKHOLM TENEMENTS

This is an old mining area which has no direct economic estimation criteria, insofar as its current known resources are too small for a stand alone operation, and are limited by the surrounding exploration and mining tenements already held by CTGM. It has direct geological comparison with adjoining mines and exploration areas, which have previously been valued, as well as with similar exploration properties in the region.

Attributable expenditure is estimated from the previous mine and infrastructure development which could be utilized in redevelopment of the Stockholm resources. It can be compared to the Warrior development area where a farm-in was proposed, albeit on a large scale. The valuation range provides for a lower value based on an average of comparative and appraised values plus a median resource value, and a high value based on the attributable expenditure and proposed future data base investigation expenditure.

### VALUATION OF THE SWEDENBORG PROJECT

This is a small project area for which little valuation criteria are available. It adjoins known mining areas, which have previously been valued. No appraised expenditure or gold resource data exists. A value range was established between the comparative valuation data and the proposed database investigation investment value.

### VALUATION OF CTGM PROJECT

The valuation of the CTGM Project and the estimation of the selection of the valuation ranges is explained and summarised in the Valuation Report, and were derived from cash flow analyses contained in 2002 Gold Production Plan which has been made available to shareholders. The economic bases for the cash flow analysis and the Gold Production Plan are listed and explained in the CTGM Project Summary section of the Valuation Report.

### CONSENT

The consent of Tennent Isokangas Pty Ltd has been obtained in respect of references to their Summary Report on the Gold Production Plan, 25 September 2002, contained in the Valuation Report.

### UNAUDITED FINANCIAL POSITION

In the Independent Expert Report proforma statements of financial position were based on the Unaudited Financial Statements for CTGM and GML and its subsidiaries, which were available at the date of the preparation of the Report. TWA has now reviewed the Report to reflect the Audited Financial Statements. The estimates and the opinions expressed in the Independent Expert Report are confirmed to be unchanged.

### CONFORMANCE WITH JORC CODE

As stated in the Valuation, the geological descriptions and resource estimates are taken from the database provided by CTGM. Because the projects have previously been reported to the CTGM and GML shareholders in detail in Company Statutory reports, the review of project areas and site activities were summarised only in the Valuation Report. Ore Resource estimates are referenced which have been estimated by CTGM, generally in accordance with the JORC Code, as explained in the Resources and Potential section of the GML Project Summary, and in the CTGM Project Summary review in the Valuation Report. The methodology and resource estimation criteria used by CTGM to calculate its Ore Resources have previously been reviewed in detail by ASIC, and its advisors, and have been accepted for publication in the Brilliant Gold Reef Project Prospectus [2001], and have been included in Annual Reports to the shareholders since that time.

ANNEXURE "A"

**ERRATA**

The following changes should be noted to the Bidder's Statement dated 22 October 2003. The corrections do not materially affect the valuations represented.

1. **Page 52** Notional opportunity cost:
Replace the words "Additional costs incurred by using more distant site mine development and longer" with the words "Additional costs incurred by using more distant and longer mine development".

2. **Page 53** Resources:
17,000 oz inferred resources in-situ value $30 to $50 oz range should read "$510,000 to $850,000".

3. **Schedule B Page 1**
The table showing the valuation of GML under the heading "Listed Shares" In non-current assets should read as follows:

| Unaudited | Update | Estimated |
|---|---|---|
| 5,586,028 | [586,207] | 4,999,821 |

4. **Schedule B Page 2**
The table at paragraph 6 of Schedule B should read as follows:

| | Valuation Range [$] | | |
|---|---|---|---|
| | **Low** | **High** | **Most Likely** |
| Mining Tenement Valuation | 4,020,000 | 6,550,000 | 5,200,000 |
| Investment in CTGM shares | 3,684,400 | 6,293,248 | 4,999,821 |
| Investment in CTM | 785,000 | 920,000 | 855,000 |
| All other assets | [327,311] | [327,111] | [327,311] |
| **Total valuation** | **8,142,089** | **13,435,937** | **10,727,510** |
| **cents per share** | **7.32** | **12.08** | **9.64** |

Yours faithfully,

T.V. Willsteed

**T V WILLSTEED**
**Principal**

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CiTiGOLD corporation

*FOR IMMEDIATE RELEASE*
**3 December 2003**



## Citigold Corporation Limited

On 1 December 2003 Charters Towers Gold Mines Limited formally changed its name to Citigold Corporation Limited.

Our new name of Citigold Corporation was chosen to encompass our unique heritage, the 'CT' of 'Charters Towers' and to reflect our dynamic international strategy as we move to gold production in 2004.

The company's Australian Stock Exchange (ASX) code 'CTO' will remain unchanged.

A new dynamic web site is being designed to launch our domain name **www.citigold.com**. The company's new name will gradually appear on information material about our flagship project at Charters Towers.

***Roslynn Shand***
***Company Secretary***
*Citigold Corporation Limited ACN 060 397 177*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: 07 3870 8000 Fax : 07 3870 8111*

The Australian Stock Exchange Limited
**FOR IMMEDIATE RELEASE**

1 December 2003

**ANNUAL GENERAL MEETING OF CHARTERS TOWERS GOLD MINES LIMITED**

The outcome of each resolution put to shareholders at the Annual General Meeting of Charters Towers Gold Mines Limited (CTO), held on Friday 28 November 2003 together with the information required by section 251AA of the Corporations Act is:

**BUSINESS**

***Ordinary business***

**1. Re-election of Mr John Foley**

Outcome: resolution passed unanimously

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 142,656,488.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 135,716,745
(b) the proxy was to vote against the resolution was 11,000
(c) the proxy was to abstain on the resolution was 27,253
(d) the proxy could vote at the proxy's discretion was 6,901,490

**2. Approval of Takeover bid for Great Mines Limited**

Outcome: resolution passed unanimously

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 88,625,041.

The total number of proxy votes in respect of which the appointments specified that:

(e) the proxy was to vote for the resolution was 73,906,619
(f) the proxy was to vote against the resolution was 8,052,797
(g) the proxy was to abstain on the resolution was 320,500
(h) the proxy could vote at the proxy's discretion was 6,345,125

*Special business*

**3. Change of the Company Name to CitiGold Corporation Limited**

Outcome: resolution passed as a special resolution

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 142,550,030.

The total number of proxy votes in respect of which the appointments specified that:

(i) the proxy was to vote for the resolution was 130,221,766
(j) the proxy was to vote against the resolution was 1,077,300
(k) the proxy was to abstain on the resolution was 4,939,157
(l) the proxy could vote at the proxy's discretion was 6,311,807

*Roslynn Shand*
*Company Secretary*
*Charters Towers Gold Mines Ltd*
*19 Lang Pde, Milton Brisbane 4064*
*ph +61 7 3870 8000*
*fax +61 7 3870 8111*
*email info@ctgold.com.au*
*website: www.ctgold.com.au*

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CHARTERS TOWERS GOLD

## *FOR IMMEDIATE RELEASE*

**24 November 2003**

# EXTENSION OF OFFER

The Offer dated 22 October 2003 by Charters Towers Gold Mines Limited (CTGM) to acquire all of the ordinary shares in Great Mines Limited (GM) has been extended for a further 2 weeks and will now close on **5 pm (Brisbane time) 19 December 2003.**

This extension has been requested by GM to allow further time for GM shareholders to consider the Offer.

*Roslynn Shand*
*Company Secretary*
*Charters Towers Gold Mines Limited ACN 060 397 177*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au* *web:* ***www.ctgold.com.au***

Charters Towers Gold Mines Limited ACN 060 397 177
19 Lang Parade, Milton Qld 4064
PO Box 1909, Milton Qld 4064
Telephone: (07) 3870 8000
Facsimile: (07) 3870 8111

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CHARTERS TOWERS GOLD



*FOR IMMEDIATE RELEASE*

**24 November 2003**

## PROSPECTUS INTERIM ORDER

The Australian Securities & Investments Commission (ASIC) has issued an interim order that no offers, issues, sales or transfers of securities be made pursuant to the Charters Towers Gold Mines Limited (ASX code 'CTO') Prospectus dated 14 November 2003 in relation to the issue of 30 million convertible notes.

CTO has reviewed the matters raised and subject to legal clarification, expects to address the issues with a view to releasing a supplementary or replacement prospectus in the near term.

***Roslynn Shand***
*Company Secretary*

*Charters Towers Gold Mines Limited ACN 060 397 177*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au*
*Web:* ***www.ctgold.com.au***

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Convertible Notes fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | Up to 30,000,000 (Thirty million) convertible notes |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Convertible Notes issued at 50 cents each, redeemable by 14 November 2006.<br>Conversion formula – One (1) convertible note: One (1) ordinary share<br>Quarterly interest payable<br>Refer pages 33, 34 & 35 of Prospectus dated 14 November 2003 for rights attaching to convertible notes |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | N/A |
| 5 | Issue price or consideration | Pursuant to Prospectus – 50 cents for each convertible note |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Funds to be used:-<br>(i) to provide funds to refinance an existing loan facility;<br>(ii) to set aside funds for the payment of interest; and<br>(iii) for working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | To be advised |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 404,548,587 | Ordinary fully paid Shares |
| 30,000,000 | Convertible Notes issued at 50 cents each and redeemable by 14 November 2006 |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 6,389,641 options | Options expiring 9 December 2003 |
| 1,070,000 options | Options expiring 17 March 2004 |
| 2,500,000 options | Options expiring 30 May 2004 |
| 13 million options | Options expiring 1 January 2005 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross-reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged .

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 19 November 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

# CHARTERS TOWERS GOLD MINES LIMITED

**ABN 30 060 397 177**

**AUSTRALIA**

# PROSPECTUS

## for the issue of

## 30,000,000 CONVERTIBLE NOTES

**at a price of $0.50 per Note**
**earning interest at 12% per year**
**maturing on 14 November 2006**

**DATED: 14 November 2003**

**This Prospectus is important and requires your immediate attention.**
**Applicants should read this Prospectus in its entirety before deciding whether to apply for Convertible Notes.**
**The Directors consider an investment in Convertible Notes made pursuant to this Prospectus to be speculative. Applicants should consult their professional advisers for advice in respect of the contents of this Prospectus.**

## CORPORATE DIRECTORY

| | |
|---|---|
| **Issuer** | Charters Towers Gold Mines Limited<br>ABN 30 060 397 177<br>ASX Code: 'CTO' |
| **Registered Office** | Suite 5a<br>19 Lang Parade, Milton<br>BRISBANE QLD 4000 AUSTRALIA<br>Phone: +61 7 3870 8000<br>Fax: + 61 7 3870 8111 |
| **Website** | www.ctgold.com.au |
| **Directors** | John Foley BD LLB BL (Dub) (Non-Executive Chairman)<br>Mark Lynch (Managing Director)<br>Greg Barns BA LLB (Non-Executive Director) |
| **Company Secretary** | Roslynn Shand BA LLB FCIS |
| **Auditors and Independent Accountants** | Nexia Court & Co, Chartered Accountants<br>Level 29, 264 George Street<br>SYDNEY NSW 2000 AUSTRALIA |
| **Legal Advisers** | Hemming & Hart<br>Lawyers<br>Level 2, 307 Queen Street<br>BRISBANE QLD 4000 AUSTRALIA |
| **Home Stock Exchange** | Australian Stock Exchange Limited<br>Exchange Centre<br>Level 4, 20 Bridge Street<br>SYDNEY NSW 2000 AUSTRALIA |
| **Share Registry** | Computershare Investor Services Pty Limited<br>Level 27, Central Plaza Building<br>345 Queen Street<br>BRISBANE QLD 4000 AUSTRALIA<br>Phone: +61 7 3237 2100<br>Fax: +61 7 3229 9860 |

**TABLE OF CONTENTS**

## IMPORTANT INFORMATION

**This Prospectus is dated 14 November 2003 and was lodged with the ASIC on that date.**

Neither the ASIC nor ASX nor any of their respective officers take any responsibility for the contents of this Prospectus or the merits of the investment to which the Prospectus relates.

This Prospectus is subject to an Exposure Period. No Applications for Notes will be accepted nor will Notes be issued on the basis of this Prospectus:-

(a) earlier than 7 days after lodgement of this Prospectus with ASIC or any longer period required by ASIC under section 727(3) of the Corporations Act; or

(b) later than 6 months after the date of this Prospectus (i.e. 14 May 2004).

No preference will be conferred on persons who lodge Applications before the expiry of the Exposure Period.

Application will be made to the ASX within seven (7) days after the date of this Prospectus for official quotation of the Notes offered pursuant to this Prospectus.

This Prospectus will be issued in paper form. A copy of this Prospectus may also be viewed online at Company's website, www.ctgold.com.au. The Preferential Issue is one made to all shareholders of the Company provided they complete and lodge their Application prior to the Preferential Closing Date. Investors can only apply for Notes on the Application Form and on the terms and conditions set out in this Prospectus. The Corporations Act prohibits any person from passing onto another person the Application Form unless it is attached to a hard copy of this prospectus or it accompanies the complete and unaltered version of this Prospectus. During the Issue Period any person may obtain a hard copy of this Prospectus free of charge by calling Mrs Roslynn Shand, the Company Secretary, on 07 3870 8000 during normal business hours or by email on rshand@ctgold.com.au.

The distribution of this Prospectus in jurisdictions outside Australia may be restricted by law and therefore persons into whose possession this document comes should seek advice on and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of those laws. This Prospectus does not constitute an offer of securities in any jurisdiction where, or to any person to whom, it would be unlawful to issue this Prospectus.

No person is authorised to give any information or to make any representation in connection with the Issue which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as being authorised by the Company in connection with the Issue.

Please refer to the Definitions section in this Prospectus for the definitions, explanation of terms and abbreviations used in parts of this Prospectus.

**The securities offered by this Prospectus should be considered speculative. Before deciding to invest in the Company potential investors should read the entire Prospectus and the risk factors that could affect the financial performance of the Company. The price of securities may rise or fall according to a number of factors. You should carefully consider these risks in light of your personal circumstances (including financial and taxation issues) and seek professional advice from your accountant, stockbroker, lawyer or other professional adviser before deciding whether to invest.**

## Investment Highlights

- **Opportunity for investors and shareholders to invest in a high yielding security (minimum 12% per annum interest rate) which also provides upside exposure to a rising gold price and any future growth of the Company's share price**

- **Established publicly-listed company with a ten-year trading history after initial listing on the ASX in 1993. The share price has increased from 6 cents in 2001 to 28 cents at the date of this Prospectus.**

- **Net assets of over $40 million**

- **Experienced Board and management with hands-on operational, financial, legal and management expertise in the gold mining industry**

- **Gold production and cash-flow scheduled in 2004 from the Warrior Gold Mine**

- **Defined feasibility and development steps with the potential for an initial 40,000 ounces of gold production per year from the Charters Towers goldfield from mid 2004, with a planned increase to 250,000 ounces per year, over a five-year period**

- **Market capitalisation approaching $100 million**

- **Granted mining tenure in and around the city of Charters Towers in North Queensland, established gold extraction facilities located five kilometres southwest of Charters Towers and developing gold projects in and around Charters Towers.**

- **Currently over one million ounces of gold contained in 26 separate geological entities comprising 3.7 million tonnes of ore grading 8.4 g/t Au in all Mineral Resource categories, with the potential to significantly increase the resource base from existing project areas. The gold potential has been assessed at 15 million ounces, with a Gold Production Plan in place to produce 6.8 million ounces over 30 years.**

- **Growth strategy based on expansion of the Charters Towers field, development of existing deposits and acquisition of further projects for development in 2 to 3 years**

## WHAT THE NOTES OFFER TO INVESTORS

- You earn interest at the rate of 12% per year to be paid every quarter.
- You can convert the Notes at any time to fully paid ordinary shares in Charters Towers Gold Mines Limited on a one for one (1:1) basis.
- The Notes will be quoted on the ASX.
- You will receive repayment of the face value of the Notes of $0.50 per Note at the maturity date on 14 November 2006 if you have not already converted the Notes to Shares in the Company.
- You will be participating in the development and commencement of mining on the Charters Towers Goldfield.
- Preference to CTGM shareholders until 15 December 2003.

## HOW TO APPLY FOR NOTES

Applications for Notes may only be made during the Application Period on the Application Form that accompanies this Prospectus. Instructions on how to complete the Application Form are on the back of the Application Form. Applications that are not made on the Application Form will not be accepted by the Company.

Applications for Notes must be accompanied by the appropriate Application Money for the number of Notes applied for in the Application Form.

Payment can be made by

(a) credit card – please complete the credit card details on the Application Form; or

(b) cheque – cheques should be drawn on an Australian bank in Australian dollars and should be made payable to "**CHARTERS TOWERS GOLD MINES LIMITED**" and be crossed "**NOT NEGOTIABLE**". All Application Forms must be lodged to the attention of the Company Secretary at the registered office or mailing address of the Company:

Suite 5a, 19 Lang Parade, MILTON Queensland 4064

PO Box 1909, MILTON Queensland 4064 Australia

The Application Period is expected to open at 9.00am EST on 21 November 2003 ("Opening Date") and close at 5.00pm EST on 2 February 2004 ("Closing Date").

***The Directors generally reserve the right to vary the Opening Date and Closing Date for Applications. The Directors may reopen and close the Issue at anytime before the expiry date of the Prospectus. The Directors also reserve the right not to proceed with the Issue. In that case the Application Money will be returned without interest. In any event, no Application Form for Notes will be accepted nor will Notes be issued until the expiry of the minimum period of 7 days, or any longer period required by the ASIC under section 727(3) of the Corporations Act, after lodgement of the Prospectus with ASIC.***

## 1 CHAIRMAN'S LETTER

Dear Investor,

It is my pleasure to introduce this Prospectus and invite you to subscribe for the securities being offered and share in the growth of Charters Towers Gold Mines Limited.

The Company is entering a new phase of growth and development. The Board and management have undertaken a strategic review of the Company's assets and opportunities and have decided to focus initially on gold production from existing Company assets.

The Directors wish to provide the opportunity for existing shareholders and the general public to invest in Convertible Notes and benefit from the growth of the Company.

The proceeds of the Convertible Notes issued pursuant to this Prospectus will be used as follows:-

1. to retire the Company's single major debt of $7.5 million owing to PEI;
2. a proportion of the funds raised will be set aside as a special purpose account to meet interest payments for a period of six months (the first two repayment periods); and
3. the balance allocated for working capital purposes, including ensuring funding for the commencement of mining at the Warrior Gold Mine at Charters Towers.

This Prospectus sets out the key factors that you should consider in determining whether to acquire these securities.

The terms of this Issue present an opportunity for you to earn an attractive rate of interest (minimum 12% per annum) and the ability to share in the upside of any increase in the gold price and/or the Company's share price through the right to convert each 50 cent Convertible Note at any time prior to the Redemption Date into one CTGM Ordinary Share.

There is provision for an increased interest payment if the Australian gold price exceeds A$550 per ounce. For each A$50 that the gold price exceeds A$550, an extra 1.0% per annum will be paid.

I commend this opportunity to you and the Board and management of your Company look forward to working to build a profitable, emerging mining house planned to become one of the leading Australian gold producers.

Yours sincerely

John J Foley
Chairman

## 2 ISSUE PURPOSE AND DETAILS

### 2.1 Summary Only

This summary is not intended to provide full information on the Convertible Notes offered by this Prospectus. Before deciding to apply for Notes you should carefully read this Prospectus in full.

### 2.2 The Purpose of the Issue

The Company proposes to issue up to 30,000,000 Notes under this Prospectus to raise up to $15,000,000. These Convertible Notes are intended to be tradeable on the ASX, creating a second tradeable security, in addition to the Company's existing Shares.

Shareholders of the Company at the Opening Date of 21 November 2003 will be given first preference in the Issue of the Notes and they will have until 15 December to apply. All Application Money is payable in full upon Application. After 15 December 2003, existing shareholders of the Company will rank equally with the public on a first-come, first-served basis.

The proposed application of proceeds of the Issue includes:

- Provide funds for repayment of the Company's single major debt facility, the PEI loan;
- Set funds aside for the payment of interest under this Issue for a period of six months (the first two repayment periods), and
- Provide the Company with working capital to further develop its activities, including ensuring funding for the development of the Warrior Gold Mine.

### 2.3 Indicative Timetable

| | |
|---|---|
| • Prospectus lodged with ASIC | 14 November 2003 |
| • Opening Date for receipt of Applications | 21 November 2003 |
| • Preferential Closing Date | 15 December 2003 |
| • Initial allotment date of Notes | 5 January 2004 |
| • Anticipated date of initial quotation of Convertible Notes to begin trading on the ASX | 12 January 2004 |
| • Closing Date | 02 February 2004 |
| • Final allotment date of Notes | 9 February 2004 |
| • Anticipated date of final quotation of Convertible Notes to begin trading on the ASX | 16 February 2004 |
| • Record Date for first interest payment | 2 May 2004 |
| • Payment Date for first interest payment | 12 May 2004 |
| • Maturity Date of the Convertible Notes | 14 November 2006 |

These dates are indicative only and the Company reserves the right to change the above dates in accordance with the provisions of the Corporations Act and the ASX Listing Rules.

## 2.4 Use of Proceeds of the Issue

It is proposed that the proceeds of the Issue (assuming fully subscribed) will be applied in the following manner:

| Activity | Proposed application |
|---|---|
| Repayment in full of an existing loan payable to PEI | $7,500,000 |
| Reserved provision for payment of six months interest (first two payment periods) | $1,000,000 |
| Working capital and development of Warrior Gold Mine | $5,750,000 |
| Costs of the Issue | $750,000 |
| Total | $15,000,000 |

If the Issue is subscribed for less than $15,000,000, then the Company will:

(i) apply the balance after costs of Issue to reducing the PEI loan;
(ii) reserve provision for two interest payment periods on the amount subscribed; and
(iii) decrease the general working capital available.

If the Issue is subscribed for less than the existing loan to PEI of $7,500,000, all monies raised will be paid to PEI. If a shortfall occurs in the repayment of the loan to PEI, the Company will need to re-negotiate the payment of the balance of the Loan. Refer to Section 8.3 for further details.

## 2.5 Details of the Issue

The details of the Issue are as follows:

**Number of Convertible Notes to be issued**

Up to 30,000,000 Notes

**Terms of the Issue of the Convertible Notes**

The following summarises the key terms of the Convertible Notes:

| | |
|---|---|
| Issue Price: | $0.50 (fifty cents) |
| Conversion Price: | Convertible at any time at Note holder's election at 50 cents. Each 50 cent Note converts into one Ordinary Share. |
| Redemption: | Redemption for full face value on 14 November 2006 (if not earlier converted) |
| Interest Rate & Yield Enhancer: | 12% base interest yield with A$ gold price linked yield enhancer. The Interest Rate increases by 1.0% for each A$50 an ounce the Quarterly golf price exceeds A$550/oz (pro rata) during an interest period.<br>Interest rate = (12 + Y)% |

(where Y = (A$ gold price - 550)/50)

A$ Quarterly Gold Price is based on the average of the daily A$ gold price for each quarterly interest period as advised by the Queensland Government Department of Natural Resources & Mines for calculation of royalties.

Interest Payments: Quarterly payments in arrears commencing 12 May 2004.

Note holders may at any time elect to convert their Notes to Shares in the Company at a rate of one Note for one Share by submitting to the Company a duly completed Conversion Notice. Notes which are converted will accrue interest up until the date the Notes are converted to Shares and the interest payment will be made at the next quarterly Interest Payment Date. After conversion of a Note, there will no longer be any future entitlement to interest, but the Share issued as a result of the conversion will have a right to dividends (if any) declared by the Company from time to time.

In respect of Notes not converted prior to 5.00pm, EST on 14 November 2006, the Company is obliged to repay to the Note holders the Issue Price of $0.50 for each Note, together with accrued but unpaid interest within eight calendar days of the maturity date.

The full terms and conditions of the Convertible Notes are set out in Section 8.2 of this Prospectus.

**Preferential Issue to existing shareholders of the Company**

A Preferential Issue will be made to existing shareholders at the Opening Date of 21 November 2003 provided they take up their investment prior to the Preferential Closing Date of 15 December 2003. After 15 December 2003, existing shareholders will rank equally with the public on a first-come, first-served basis.

**No Minimum Subscription**

There is no minimum amount to be raised under this Issue.

**Interest Cover**

Subject to a sufficient level of subscriptions being received, an amount equal to the full amount of interest payable until 12 August 2004 in respect of all the Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Notes for the period between the issue of the Notes and 12 August 2004. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by the Company.

If the amount on deposit exceeds this interest obligation (eg as a result of accretions in value to the account or the cancellation of Notes following conversion or buy-back), the Company may withdraw the surplus and apply it to its general working capital requirements.

**Expenses of the Issue**

The total expenses which are payable by the Company for legal fees, commissions, printing and other costs incurred in preparing and marketing this Prospectus are estimated to be $750,000 if the Issue is fully subscribed. For a summary of certain expenses payable to advisers and other

parties in respect of the Issue refer to Section 8.9 under the heading Interests of experts and parties who have consented to be named.

**Issue not Underwritten**

The Issue is not underwritten.

**Allocation**

The Directors reserve the right to allocate to any Applicant a lesser number of Notes than the Applicant applied for, or to decline to accept any Application Form without being obliged to provide any reason. Pending the allocation of Notes under the Issue, all Application Money will be deposited into a separate bank account to be held in trust for so long as the money is liable to be repaid under the Corporations Act. Surplus Application Money will be returned to the relevant Applicants within 45 days after the Closing Date. No interest will be paid on returned Application Money.

**Issue of Convertible Notes**

The Directors will proceed to issue the Notes as soon as possible after the expiry of the Exposure Period under section 727(3) of the Corporations Act. The Directors may elect to issue Notes as Applications are received. It is expected that the first allocation of Notes will occur on 5 January 2004. A final allotment will occur, after the Closing Date, on 9 February 2004. Note holders will be issued holding statements rather than Note certificates. Dispatch of holding statements is expected to occur within 7 business days of the issue of the Notes. A statement of holding issued under this Prospectus will be mailed by ordinary post to the address appearing on the completed Application Form.

**Quotation**

The Company will make application to the ASX for official quotation of the Convertible Notes by 21 November 2003. If an application for official quotation is not made within 7 days after the date of this Prospectus, or the ASX does not grant permission for official quotation of the Note within 3 months after the date of this Prospectus, Applications for Convertible Notes will be dealt with in accordance with section 724 of the Corporations Act. No interest will be paid on any returned Application Money.

## 2.6 How to Apply

**To participate in the Issue you must either:**

(a) complete the Application Form as attached to this Prospectus in accordance with the instructions; or

(b) print and complete the Application Form that can be found included in the online Prospectus on the Internet at ***www.ctgold.com.au*** in accordance with the instructions found on that website.

An original, completed and lodged Application Form, together with payment by cheque or credit card, constitutes a binding and irrevocable offer to subscribe for the number of Convertible Notes specified in the Application Form. The Application Form does not need to be signed to be a valid Application. An Application will be deemed to have been accepted by the Company upon allotment of the Convertible Notes.

If the Application Form is not completed correctly, or if the accompanying payment of the Application Money is for the wrong amount, it may still be treated as valid. The Directors' decision as to whether to treat the Application as valid and how to construe, amend or complete

the Application Form is final. However, an Applicant will not be treated as having applied for more Convertible Notes than is indicated by the amount of the cheque for the Application Money.

**An Application for Convertible Notes must be for a minimum of 5000 Convertible Notes (being minimum Application Money of $2500), and thereafter in multiples of 1000 Convertible Notes (being $500).**

The Application Form must either:

(i) be accompanied by a cheque, denominated in Australian dollars, for the full amount of Application Money. Cheques must be made payable to "Charters Towers Gold Mines Limited" and should be crossed "Not Negotiable"; or

(ii) have the credit card section on the Application Form completed in full and signed by the Applicant for the full amount of the Application Money.

No stamp duty is payable by Applicants in respect of Applications for Convertible Notes under this Prospectus. The Company may pay a handling fee and commission of up to 5% to brokers on broker stamped Applications received by the Company.

## 2.7 Acceptance of Applications

The Company reserves the right not to accept any Application for Convertible Notes and to allocate to any Applicant for Convertible Notes fewer Convertible Notes than the number applied for. In the event an Application is rejected or not accepted in full, the relevant portion of the Application Money will be returned to Applicants without interest.

Successful Applicants will be forwarded notification of their allocation as soon as practicable after allocation has taken place.

All Application Money will be deposited into a separate bank account of the Company and held in trust for Applicants until the Convertible Notes are issued or Application Money returned.

The Directors may at any time decide to withdraw this Prospectus and the Issue made under this Prospectus in which case the Company will return all Application Money within 28 days of giving notice of such withdrawal.

## 2.8 CHESS

The Company participates in the Clearing House Electronic Sub-register System. Instead of certificates successful Applicants will receive a statement of their holdings in the Company that will set out the number of securities allotted to each successful Applicant under the Prospectus, give details of the holder HIN and give the PIN of the sponsor.

If you are registered on the issuer-sponsored sub-register, your statement will be dispatched to you by the Share Registry and will contain the number of securities allotted under the Prospectus and the Note holder's security holder reference number.

A CHESS statement or issuer sponsored statement will routinely be sent out to Note holders at the end of a calendar month during which the balance of their holding changes. A Note holder may request a statement at any other time, however, an administrative charge may be made for additional statements.

## 2.9 Overseas Investors

This Prospectus does not constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. The distribution of the Prospectus in jurisdictions outside Australia may be restricted by law and persons who come into possession of this Prospectus should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of the applicable securities laws.

## 2.10 Privacy Statement

If you complete an Application for Convertible Notes, you will be providing personal information to the Company (directly or by the Share Registry). The Company collects, holds and will use that information to access your Application, service your needs as a Note holder and to facilitate distribution payments and corporate communications to you as a Note holder.

The information may also be used from time to time and disclosed to persons inspecting the register, bidders for your securities in the context of takeovers, regulatory bodies, including the Australian Taxation Office, authorised securities brokers, print service providers, mail houses and the Share Registry.

You can access, correct and update the personal information that is held about you. If you wish to do so please contact the Share Registry at the relevant contact numbers set out in this Prospectus.

Collection, maintenance and disclosure of certain personal information is governed by legislation including the Privacy Act 1988 (Cth) (as amended), the Corporation Act and certain rules such as the Securities Clearing House Business Rules. You should note that if the information required on the Application for Convertible Notes is not provided, the Company may not be able to accept or process your Application.

## 2.11 Repayment of Principal

At maturity, the repayment of any unconverted Convertible Notes will be funded from cash-flows generated by the Company's mining operations, the issue of additional equity, debt financing or other appropriate means determined by the Directors at that time.

## 2.12 Risks

Prospective investors in the Company should be aware that an investment in the Convertible Notes contains inherent risks. The Directors consider that the risks in investing in the Company are significant and potential investors should consider this whilst reading the Prospectus. The key risk factors of which investors should be aware are described in Section 7.

**Investors are urged to consider these risks carefully before deciding whether to invest in the Company, and to consult their licensed financial advisor before making this investment decision.**

## 3 COMPANY ACTIVITIES

### 3.1 Company Overview and Strategy

The Company has a significant asset base in Charters Towers, Queensland with advanced projects on granted mining tenure. In addition the Company has a substantial portfolio of Exploration Permits and Mineral Development Licenses and Applications. Currently the Company's main focus over the next few years is to maximise the value of these assets.

**Charters Towers**

At September 30 2003, the Company has gold resources of one million ounces of gold (3.7 million tonnes at 8.4 g/t Au in total Mineral Resources), a 340 000 tpa CIL treatment plant, permitted tailings dam and associated infrastructure. The Plan of Operations and Environmental Management Overview Strategy have been completed. Environmental Authority No. MIM80084602 was issued on December 20 2002 and the Plan of Operations will be reviewed in 2008.

A scoping study (the Gold Production Plan) undertaken in September 2002 showed the potential for the establishment of an underground mining operation initially producing 40 000 ounces of gold per year increasing over five years to 250 000 ounces per year. Over the next nine months the Company intends to undertake the development of an underground operation at the Warrior Gold Mine, which is planned to lead to gold production in mid 2004.

This first stage at the Warrior Gold Mine is expected to cost approximately $5.5 million and gold production is scheduled to begin mid 2004. A further A$28.5 million is required to develop the Sunburst Gold Mine under the city of Charters Towers to produce gold at the rate of 60,000 ounces per year. The work will include extending the existing Central Decline down to a vertical depth of 600 metres and to drive for one kilometre within the ore body on two separate levels for mining access and commence recovering gold.

**ORE RESERVES AND MINERAL RESOURCES**

At 30 September 2003 the total Mineral Resource was 3.7 million tonnes at 8.4 g/t Au containing one million ounces of gold. Contained within this Resource are:

| Classification | Tonnes | Grade g/t Au |
|---|---|---|
| Probable Ore Reserve | 126 000 t | 6.6 g/t Au |
| Indicated Mineral Resource (Underground)(includes Probable Ore Reserve) | 224 000 t | 7.5 g/t Au |
| Indicated Mineral Resource (Open Pit) | 95 000 t | 3.6 g/t Au |
| Inferred Mineral Resource | 3.4 million t | 8.6 g/t Au |
| Contained Gold | 1 million ounces | |

**Significant changes** from the published resources at June 30 2002 include:

- Indicator kriging remodelling of E3 (Warrior East) and reclassification of Mineral Resources to Ore Reserves following mine design and economic evaluation
- Inclusion of leases formerly held under agreement
- Identification and inclusion of two new ore bodies, C24 (Brilliant Deeps Footwall) and E5 (Washington South)
- Recalculation of resources associated with the Brilliant and Sunburst areas
- Removal of tailings resources following economic re-evaluation.

The mineral resource database includes 154 km of drilling (2271 holes) comprising 277 diamond-core holes (37 903m), 1234 RC holes (101 058m) and 760 other non-core holes (14 943m). The database also includes 936 mine face samples and 2439m of costeans. Details of other estimation criteria were published in the 1999 and 2000 Annual Reports.

### Exploration

The Company has a significant land holding of Exploration Permits Minerals (EPMs), Mineral Development Licences (MDLs) and Mineral Development Licences Applications (MDLAs). These are highly prospective, with over forty deposits that have old workings on them or encouraging surface gold values. The Company has been actively exploring and upgrading the potential of this ground in recent years. Those deposits within a 40-kilometre trucking distance will provide additional feed to the existing processing plant .

### Future Projects

The Gold Production Plan, available on CTGM's website at www.ctgold.com.au (click on News and Reports, then Technical Reports) outlines the longer term growth strategy of the Company over the next 30 years. Maximum development will occur over the next five years, taking scheduled annual gold production to 250 000 ounces per year.

## 3.2 Takeover Bid for Great Mines Limited

On 19 August 2003, the Company announced to the market an Offer to acquire all of the ordinary shares in Great Mines Limited, a public unlisted company. The Offer is two (2) CTGM Shares for every three (3) shares of Great Mines.

The Bidder's Statement was lodged with ASIC and the ASX on 22 October 2003 and dispatched to all shareholders of Great Mines on 3 November 2003. The closing date of the Offer is 5 December 2003.

At the Company's Annual General Meeting to be held on 28 November 2003, shareholder approval of the Company bidding for the shares of Great Mines will be sought. Further details regarding the bid are set out in Section 4 of this Prospectus.

## 3.3 Charters Towers Goldfield

### Location and Access

The city of Charters Towers is located in north Queensland, Australia, approximately 1000 kilometres north of Brisbane and 130 kilometres southwest of Townsville. Access is generally available year round via this route except in extremely heavy rain when the Flinders Highway may be briefly flooded.

The mine infrastructure comprises a 340,000 tpa CIL processing plant, crushing circuit, workshops, tailings dams and associated infrastructure.

**History**

The Charters Towers Goldfield was discovered in 1871 and worked continuously until 1914 when operations declined and the last mines closed in 1920. For 26 continuous years from 1885 to 1911 the field produced at a rate of over 100,000 ounces per year, and within this period from 1892 to 1906, it averaged over 200,000 ounces per year for 14 years. **The total amount of gold produced was 6.6 million ounces (205 tonnes) from 1871 to 1916 at an average grade of 34 grams per tonne.**


Historical Production Charters Towers Gold Field
1878 to 1916
Tons & ounces
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
60.0
50.0
40.0
30.0
20.0
10.0
-
Grade g/t Au
Year
Tons
Ounces
Grade g/t

**Figure 1. Historical gold production from the Charters Towers goldfield from 1878 to 1916.**

The Company listed on ASX in late 1993. The Brilliant East Decline (now called the Central Decline) was designed by consultant mining engineers Tennant Isokangas Pty Ltd, and excavation of the portal and contract mining of the Decline by Peabody Resources Pty Ltd commenced in 1994. Digitising of old mine plans and stope outlines had commenced in 1987 and was accelerated in 1994. Cross reefs containing high grade gold were intersected in the decline and exploration drilling of shallow targets commenced. The old Victoria Main Underlie shaft was re-opened at surface for ventilation. Underground diamond drilling commenced on the cross veins. The Central Decline connected to the old Brilliant workings at 845m in (135m v.d.) in 1995. Trial mining of stope margins averaged 11 metre-grams/tonne. Trial mining of stope fill commenced in the December quarter of 1995 on 868 Level (Victoria Mine) and fines averaged 5 g/t Au. Trial mining was undertaken on the No.2 Cross Vein north and south of Central Decline on the 909 Level (the surface is at 960 RL).

An exploration model was developed based on five repetitions of the Brilliant-Day Dawn reef to the south, striking E-W, dipping shallowly to the north and spaced at intervals of 500, 1,000,

4,000, 4,800, 6,000 and 6,600m. The 4000m structure is equivalent to the Warrior West and Warrior East reef; the 4000m Cross Vein is equivalent to Washington; the 4800m structure is the Imperial reef; 6000m structure is Mt Cenis, also termed Monarch North; and the 6600m structure is the Merrie Monarch, also termed Monarch South.

In 1996 an ideal size mill and plant was acquired from Mt. Hogan mine near Kidston, refurbished, upgraded and installed south of Charters Towers at the Black Jack mine site. Drilling was undertaken at Mt. Cenis and Warrior. Stripping of overburden commenced at Stockholm, 2 km north of the processing plant, in January 1996. In 1997 the plant was running 7 days per week. The 500m structure was intersected by drilling at 424m below the Brilliant-Day Dawn reef, 200m south of Central Decline. Average grade of ore from No.2 Cross Vein averaged 7.15 g/t for 2,125t parcel. Drilling Stockholm and 4000m Cross Vein Structure. The Stockholm open pit mined 34,000t @ 2.34g/t. The Central Decline was extended by mining contractors Farnsway Faminco Pty Ltd to 1.6km and 238m v.d. Brilliant Block Shaft re-opened for ventilation and connected to the Central Decline at 180m v.d. Annual production from March 1997 to June 1998 was 357,000t milled at 2.31g/t average head grade, 90% recovery, producing 23,837 oz. Stockholm open pit mine produced 251,480 t @ 2.52g/t. Approximately 10,000 t of fill was mined from Stockholm averaging 4-6 g/t.

In 1999 pre-stripping commenced at the Washington open cut. Pit grades averaged 7.1 g/t. Stockholm open pit commenced underground operations. Gold production commenced in May 1999 from Washington open cut, and in the May quarter milled 10,2322t @ 11.9 g/t at 96% mill recovery for 3,747 ounces for the quarter. Stockholm stope fill averaged 13g/t Au. Total gold production in trial mining since 1997 exceeded 38,000 ounces. Cash costs in 1999 averaged A$306 per ounce, with a selling price A$475 per ounce. Investment totalled A$43 million in the project, including 95 square kilometres of tenements, excavation of two Declines, acquisition of mining fleet, purchase, upgrade and commissioning of 340,000 tpa CIL plant, opening and trial mining of two open pit mines and three underground mines. Total Mineral Resources in 1999 were 2Mt @ 4.8 g/t Au containing 300,000 ounces.

During 2000 four key mining leases in the centre of the project were acquired from the large Normandy Mining group. Total Mineral Resource increased to 2.7Mt @ 9.6 g/t Au containing 850,000 ounces. CTGM had drilled 1,076 holes totalling 85,702m, comprising 76,393m of RC and 9,319m of diamond-core. The database including data from other companies totalled 141,539m of drilling in 1,811 holes. Cash cost of decline mining averaged A$1,400 per metre.

Following further work, the Total Mineral Resource has increased to 3.7Mt @ 8.4 g/t Au containing 1Moz.. The Brilliant Gold Reef Project Prospectus was issued in early 2001. In September 2001, the Brilliant Gold Reef Project commenced diamond-drilling with the first phase successfully completed in August 2002, proving the continuity of the deep gold-bearing structures. Preparation is underway to extend the Central Decline by 2.8 km to a vertical depth of 638m to access the first of the ore zones. Additional funds are required to commence mining operations in the Brilliant Gold Reef Project.

The processing plant is currently on care and maintenance awaiting start-up of operations at Warrior. A Plan of Operations and Environmental Management Overview Strategy (EMOS) were developed, and the recently revised Plan and Strategy accepted by the Queensland Department of Natural Resources and Mines. The Queensland Environmental Protection Agency issued Environmental Authority No. MIM800084602 covering planned operations on December 20, 2002.

**Regional Geology**

The Charters Towers gold deposit is part of a major mineralising system over 50 km across. The wide lateral extent of gold occurrences over some 60km means the mineralisation is part of a major geological event affecting a large volume of the Earth's crust, and based on similar events around the world, mineralisation may extend for depths in excess of three kilometres from the current surface. The goldfield lies along a large-scale geological structure – the Mosgardies Shear Zone. The deep crustal structures are believed to have acted as channels for the gold bearing fluids from which the gold was deposited. This major regional structural control explains the extent, continuity and uniform structural control of the ore-bearing lodes in the district.

Hutton *et al* (1994) believes that the Charters Towers gold mineralisation is derived from the fluids involved in deep late metamorphism, rather than from magmatic or metamorphic events higher in the crust. The Charters Towers mineralisation is the same age as the Lolworth Igneous Complex. Taylor (1996) first recognised the possibility of a non-exposed granitic intrusive at depth beneath Charters Towers related to the Lolworth Complex. It is highly likely that the Charters Towers style mineralisation is controlled by fluids related to either unexposed Lolworth granites at depth or the associated 400Ma thermal events. On a regional scale, Charters Towers style mineralisation is known over 60km along the east-west trend from Mt Hope in the west to east of the Hadleigh Castle mine (Hartley *et al*, 1994). Both Taylor (1996) and Laing (1991) consider that a deep underlying magma chamber is essential to the genetic model for mineralisation. The structural trap may reflect an extensional roof above a shrinking, cooling magma system (Laing, 1991). Taylor (1996) notes similar major stacked vein systems (typically tin mineralisation) elsewhere in the world developed over granite cupolas and ridges.

The gold-bearing reefs at Charters Towers are typically 0.3 metres to 1.5 metres thick. The main reef systems are the Brilliant, the Day Dawn, the Mexican, the Queen and the Sunburst, extending over a strike length of five kilometres. They are found in extensive sheet-like alteration zones (lodes). The most productive ore-bearing lodes dip to the north beneath the city of Charters Towers. The majority of the ore mined in the past is concentrated within a set of fractures over 5km long East-West, and 500 metres to 1600 metres down dip in a North-South direction. The mineralised lodes lie in two predominant directions dipping at moderate to shallow angles to the north (main production), and the cross-veins, which dip to the ENE. The E-W and NNW trends seen at the regional scale are repeated at local scale on the CTGM tenements.

Historically-mined ore shoots were typically 200 metres to 700 metres down-dip (max. 1600 metres), with strike lengths of 70 metres to 200 metres, and were typically repeated at 200 metres to >300 metres intervals. The ore shoots show subtle structural control and exhibit a gross repetition periodicity ranging from 200 metres to >400 metres. From 20% to >50% of the area of the main mineralised lodes explored underground in the past were mined to produce the 34 g/t average recovered grade. This ratio of mined areas to explored but unmined areas forms the basis of the payability percentages.

**Drilling and Other Sampling**

The results of deep diamond-drilling by BHP-Homestake in 1982-4 demonstrated that the gold-bearing lodes persist to at least 1270 metres, and that the gold system is still open at depth. All four BHP drill holes intersected narrow zones of high-grade:

| | |
|---|---|
| 0.06 metres @ 71 g/t in BD1; | 0.1m @ 110 g/t Au in BD2; |
| 0.1 metres @ 44 g/t Au in BD3; and | 0.1 metres @ 66 g/t Au in BD4 (BHP, 1984). |

These holes were widely spaced (330 metres to 490 metres apart), with room for undetected high-grade ore shoots between them. There is no evidence of a change in the geological framework with depth. Mineralisation occurs as quartz-pyrite-galena-sphalerite-gold mineralisation precipitated in ore shoots within the sheet-like fissures. Due to the heterogeneous distribution of sulphides within the quartz, and the relatively coarse nature of the gold, ore grades display a nuggetty distribution with high variance. The gold is unevenly distributed in the quartz vein. It is common for poorly mineralised zones of the lodes to pass rapidly along strike into high-grade ore, and vice versa. The ore is locally very rich, with several ore shoots known to average over 2 ounces gold per ton (>60 g/t) - e.g. New Queen Cross, Talisman, parts of Brilliant.

Drill hole intersections converted to Metal Accumulations (true width x gold grade) exhibit a general lognormal distribution. For this type of distribution the modal values are in the lower end of the grade distribution. Where there are relatively few drill intersections, the actual mean grade may be considerably higher than the raw arithmetic averages (Wellmer, 1998). Grade fluctuates over short distances at drill hole sample scale. Apparently poor drill intersections are thus commonly found in mineable ore shoots. At mining scale, however, the variance is generally much less and does not present a problem. The ore underground is visually very distinctive so that selection of the valuable ore during the underground mining process has the potential to be automated with photometric sorting machines.

There is a distinct relationship between lead and gold, and ore shoots within the main structures can be defined by the 100 ppm lead contour, even where drill grades for gold may be poor.

These narrow-vein mesothermal deposits are difficult to evaluate solely by drilling due to the "nugget effect" of the gold, which is not homogeneously distributed through the vein. Hence the mining adage, "Drill for structure, drift for grade" (Ash and Alldrick, 1996), meaning that the grade is best estimated by bulk sampling while driving ("drifting") along the ore body, but the structure in which the reef is found can be located by drilling. Drilling will not necessarily give accurate grade estimates, so CTGM plans to commence underground mine development by driving, sinking and raising in the reefs as soon as possible.

The mineral resource database includes 154 km of drilling (2271 holes) comprising 277 diamond-core holes (37,903m), 1,234 RC holes (101 058m) and 760 other non-core holes (14 943m). The database also includes 936 mine face samples and 2439m of costeans. Details of other ore reserve estimation criteria were published in the 1999 and 2000 Annual Reports.

**2002 Scoping Study – The Gold Production Plan**

In September 2002, the Company produced the Gold Production Plan, which detailed the schedule and planning for a 30-year production period. This Plan has been available on the Company's web site at www.ctgold.com.au (click on News and Reports, then Technical Reports) since October 2002, and may be downloaded as a PDF file.

The Charters Towers Gold Project is scheduled to produce 250 000 ounces of gold per year for 30 years. The project plans to mine a gold resource of 6.8 million ounces, over the life of the project, from within the 15 million ounce potential. Four main production areas will be utilised, three within the main central Charters Towers area (Brilliant, GoldTec, Sunburst), and the Warrior area approximately 4km to the south of the city. All ore will be treated at the existing gold processing plant 5km south of the city. The Production and Development Schedule is summarised in Table 1.

The central/city section of the resource includes the new Sunburst, Brilliant and GoldTec Mines. The existing Central Decline will be extended another 2800 metres in length (currently 1600m) to a vertical depth of 635 metres below the surface (currently 238 metres vertical depth). The

position of the Central Decline extension will be within the new Brilliant mine area. At 635 metres the Central Decline will split into three. To the east a long crosscut will be excavated into the Sunburst mine and a similar crosscut to the west into the Goldtec mine. Each of the three mining areas will then advance its own decline (new Sunburst Decline and Goldtec decline) to a maximum depth of 1000 metres below the surface by Years 14-15. From this level an internal vertical haulage shaft in the Brilliant mine area will be used to hoist ore below these levels. Internal declines in each mine area will continue to provide access to the lower stopes and haulage up to the shaft hoisting level. It is anticipated that this internal vertical haulage will be either a re-opened historic shaft or new raise-bored shaft.

The planned maximum depth to be mined is 1805 metres in the Sunburst mine.

The new Brilliant mine is within the central section of the historic field, closest to the existing decline and contains the largest Inferred Mineral Resource of 439 000 ounces (1.23Mt @11.1 g/t). The Sunburst mine contains the highest currently identified grade at 13.8 g/t, and the Goldtec mine (Day Dawn area) would provide the largest annual production (100 000 ounces per year). The planned 250 000 ounce production rate could position Charters Towers in the top ten of current Australian gold producers.

The project will require capital of US$100 million progressively over the five-year development period. Current estimates are that the new Brilliant (US$17 million), Sunburst (US$21 million) and Goldtec (US$63 million) joint ventures will provide the required US$100 million. The Goldtec JV includes the Goldtec Mine and Warrior Mine. A further US$66 million of capital will be provided from operations over the life of the project. The total cash costs of $US145/ounce will be amongst the lowest of Australian major gold mining operations. The low operating costs are provided by the innovative application of a number of existing technologies to underground gold mining, which will make the Charters Towers Gold Project one of the most advanced underground gold mines in the world. This includes crushing, screening and sorting of the gold ore underground, transporting the high-grade ore to the surface using flexible tubular conveyors, and computer based production and control systems available throughout the underground workings.

Ore will be processed through the existing 340,000 tonnes per year CIL plant. The plant is complete and was successfully trialled to design specifications. The plant will be expanded in year 3 to meet the increased annual throughput of 630 000 tonnes milled after that time. A tailings dam with the necessary initial capacity has been constructed, approved and operated. The tailings dam will be extended as required every 2 million tonnes of processed ore, or approximately every three years. A 12km-long water pipeline has been constructed to take mine water from the Central Decline portal in Nagle Street to the processing plant. Additional water is stored in open pits and underground at adjacent mined sites with recharge from groundwater and run-off. Adequate electrical power supply has been connected from the State grid to both the mine site and the processing plant.

**Table 1: Average planned gold production from the four new mines**

| Mine | Annual Production (ounces of gold) |
|---|---|
| Brilliant | 50,000 |
| Sunburst | 60,000 |
| Goldtec | 100,000 |
| Warrior | 40,000 |
| **Total** | **250,000** |

**Development Strategy**

To access ore in each mine area the existing Central Decline (5 metres x 5 metres) will be extended vertically by 400 metres from its current depth of 238 metres to 638 metres below surface. This extension will be 2.8 kilometres in length at a slope of one in seven. The Decline will access vertical shafts, or existing workings, at approximately one-kilometre intervals to supply fresh downcast air, exhausting up the Central Decline and Ventilation Shaft No.1. Based on actual previous mining costs, the total cost of the extension is estimated at A$2500 per metre. Once the ore has been accessed at the 635 level within the new Brilliant mine area, four levels will be driven at 30m intervals down-dip (20 metres vertical distance) for one kilometre along strike. This will provide the necessary development to bring the Brilliant area into production.

At the 635 level, an access drive will be driven 1000 metres across to the Sunburst area. A return air rise can connect back up to the CV2 working to provide main ventilation. Once into the Sunburst an internal decline will be driven downwards to provide access to the ore at each level. The Goldtec mine will be accessed by a similar drive and internal decline system. By year 14 the mines will have reached around 1000 metres vertical depth, and the economics of ore haulage will require a central vertical haulage shaft to replace the decline haulage system. This shaft is planned to be constructed over three years and will service all ore hoisting below 1000 metres. The Central Decline will continue to be used for materials and personnel access. South African mining engineers, on behalf of equipment suppliers, have inspected the existing mine at Charters Towers. They believe one of the existing historic deep shafts could be used for the deeper ore haulage. This may result in a substantial time and cost saving on the capital cost used in this report. Level drives will access the shaft from each mining area. Local access will remain via the decline systems.

**Central Decline Infrastructure**

The existing plant, equipment and infrastructure installed at Charters Towers by CTGM are suitable for carrying out the Gold Production Plan. This equipment can be utilised by CTGM or by contractors that will be engaged to carry out the underground development works. The plant and equipment referred to here is owned by CTGM. The Central Decline surface site is located at Nagle Street, about two kilometres east of the Charters Towers post office. The freehold land occupied by the site is owned by CTGM. The land area is eight hectares with the surface facilities occupying about three hectares. The mine site and decline entrance is wholly contained within an environmental screening wall that allows operation 24 hours per day. There are two entrances/exits: one for all vehicles and personnel (except ore haulage) and, the other as a separate access only for ore haulage road trains. The entrance to the decline is a box-cut from surface with the portal located 14 metres vertical depth from surface. The decline roadway is at a slope of 1:7 throughout. The portal is constructed of reinforced concrete. The decline, inside the portal, is in very strong granodiorite rock and generally requires little to no added support.

**Mining Method**

The mining method at Charters Towers will be similar to that which was used for over forty years in the area, but incorporates the newer technology that is currently available. The 35-degree reefs nominally contain around 0.7 metres of mineralised quartz, and it is aimed to maintain mining stope widths at 1.1 metres. Access to the ore will be via horizontal crosscut drives, 4.5 metres x 4.5 metres off the access decline at a 20 metre vertical spacing (30 metres along the slope length of the reef). Horizontal drives 3.5 metres x 3.5 metres will follow the ore, and will be intensively sampled. At approximately 50 metre spacings, 1.1 metre x 1.5 metre vertical rises will connect to the level above. The sampling on two horizontal drives and two

rises will allow the accurate estimation of the gold within each reef panel. The vertical rises are used to drill the first set of horizontal holes into the reef using an automated reef-drilling machine ("stoper"). These holes are charged with explosives and the blasted ore washed down the stope using high-pressure water jets into the drive below. Underground rubber tyred LHD (Load-Haul-Dump vehicles) collect the ore in the drive and transport it to the underground crushing station located next to the main access decline.

At the underground crushing sorting (UCS) station, the gold ore will be crushed to a size below 50 millimetres and wet screened using a 5-millimetre screen. The fine material (below 5 millimetres) is transported directly to the surface. The coarse stream is fed to the photometric ore sorter and separated into "lump ore" or "waste" material. The waste is transported directly back to an empty stope, while the lump ore is transported to the surface with the fines.

**Gold Potential**

Based on the assumption that ore shoots similar to those previously mined at Charters Towers will persist or be repeated at depth, and gold-bearing deep drill intersections down dip and along strike from old workings, the Charters Towers Gold Project area can reasonably be expected to contain a gold potential of 15 million ounces contained in extensions of known mineralised structures, indicated in Table 2.

**Table 2: Gold Potential in ounces**

| | |
|---|---|
| Central Area – Main E-W Lodes | 7 million ounces |
| Central Area – Southern E-W Lodes | 1 million ounces |
| Central Area – NNW Lodes, Victory area | 2 million ounces |
| Central Area – NNW Lodes, Towers Hill area | 2 million ounces |
| East Area | 0.4 million ounces |
| South – Merrie Monarch area | 0.8 million ounces |
| South – Black Jack area | 0.6 million ounces |
| West Area | 0.8 million ounces. |
| **Total (rounded)** | **15 million ounces** |

*NOTE: The above total is rounded to the nearest significant figure

To determine the above figures the past mine output was tabulated and production figures and payability percentages attributable to the various regional zones were extracted. Average depths of underground development were derived from old mine managers' reports and mine plans. From these figures, area calculations of the potential known reef depth extension to 2000 metres were made based on the above factual data, assuming the mineralisation persists at a similar intensity to that demonstrated by past production. This includes the Brilliant Gold Reef Project area with its potential resources of between 1.3 and 2.6 million ounces of contained gold, estimated by Morrison, 2001.

As at September 30 2003, the Company has a total Mineral Resource of 3.7 million tonnes grading 8.4 g/t Au containing one million ounces of gold, reported in accordance with the JORC

Code. This is included within a gold potential of 15 million ounces, which is a non-JORC Code category, and in accordance with the JORC Code, tonnes and grade are not stated for this gold potential. The Gold Production Plan is based on half this potential being extractable, producing 6.8 million ounces of gold over a 30-year period.

**Basis of the gold potential estimate**

Extensive use was made of historic mining records such as: original mine plans; sections; mine managers' fortnightly reports; and production records from 206 leases from 127 mines working 80 lines of reef and 95 mills, cyaniding and chlorination plants. Other sources include *The Queensland Government Mining Journal*, Annual Reports from The Minister of Mines and The Mining Wardens, fortnightly reports from the Mining Wardens, mining company General Meetings minutes and reports, conference papers and *The Northern Miner* newspaper, from 1871 to 1920. The original mine level plans were digitised and modelled using proprietary computer packages, and cross-checked against survey pickups of the shaft collars. By June 2003 CTGM had drilled 1100 holes totalling 92 672 metres, comprising 79 245 metres of reverse circulation (RC) and pre-collars, and 13 427 metres of diamond-core. The database, including data from other companies, totalled 154 kilometres of drilling in 2271 holes.

**Mining Tenure**

The Charters Towers Gold Project is operated solely by CTGM. As at 25 September 2003, the Company has a 100% interest in the following Queensland mining tenements held by the Charters Towers Gold Project.

| | | | | |
|---|---|---|---|---|
| EPM 8150 | MDL 119 | ML 1428 | ML 1548 | MLA 10281 |
| EPM 8563 | MDLA 251 | ML 1429 | ML 1581 | MLA 10282 |
| EPM 8564 | MDLA 252 | ML 1430* | ML 1585* | MLA 10283 |
| EPM 10593* | MDLA 267* | ML 1431 | ML 1735 | MLA 10284 |
| EPM 10861 | ML 1347 | ML 1432 | ML 10005 | MLA 10285 |
| EPM 11067 | ML 1348 | ML 1433 | ML 10032* | |
| EPM 13182 | ML 1385 | ML 1472 | ML 10042* | |
| EPM 13931 | ML 1387 | ML 1488 | ML 10093 | |
| EPM 13932 | ML 1398 | ML 1490 | ML 10193 | |
| EPMA 11658 | ML 1407 | ML 1491 | ML 10196 | |
| EPMA 12085 | ML 1408 | ML 1499 | ML 10208 | |
| MDL 116 | ML 1409 | ML 1521 | ML 10222 | |
| MDL 118 | ML 1424* | ML 1545 | | |

ML = Mining Lease; MDL = Mineral Development Licence; EPM = Exploration Permit Minerals; MLA = Mining Lease Application; MDLA = Mineral Development Licence Application; EPMA = Exploration Permit Minerals Application.
* indicates held under Agreement to depth of 300 metres.

## 4. TAKEOVER OF GREAT MINES LIMITED

### 4.1 *Introduction*

The Company has commenced a takeover bid for Great Mines Limited. This bid was announced on 19 August 2003. A Bidder's Statement was lodged with ASIC and ASX on 22 October 2003 and dispatched to Great Mines shareholders on 3 November 2003. Details regarding the takeover and its implications for the Company are set out below.

### 4.2 Key Offer Terms

| | |
|---|---|
| Offer | Two (2) Charters Towers Gold Mines Limited Shares for every Three (3) Great Mines Limited shares. The shares offered as consideration will be issued by CTGM and will rank equally with CTGM Shares currently on issue. |
| Scheduled closing date | 5 December 2003 |
| Payment/issue | All scrip. Based on the number of Great Mines shares on issue at 22 October 2003, the maximum number of CTGM Shares which would become payable under the Offer if every Great Mines shareholder accepted the Offer is approximately 74 million CTGM Shares. |
| Terms/Condition | The Offer is subject to the terms set out in Clause 4.5 below. |

### 4.3 Offer Period

The Offer is open for acceptance during the period commencing 22 October 2003 and ending at 5.00pm (Brisbane time) on 5 December 2003, unless withdrawn or extended in accordance with the Corporations Act.

### 4.4 Who may accept

The Offer is made to all Great Mines shareholders registered in the Great Mines share register at 9.00am (Brisbane time) on 22 October 2003.

### 4.5 Statutory condition

The Offer and any contract that results from acceptance of the Offer are subject to a condition that:

(1) an application is made to the ASX within seven days of the start of the bid period for admission to official quotation by ASX of the CTGM Shares to be issued pursuant to the Offer; and

(2) permission for admission to official quotation of the CTGM Shares to be issued pursuant to the Offer which are accepted is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

### 4.6 CTGM Shareholder Approval

Great Mines is a substantial shareholder in CTGM and a 'related party' as defined in the Corporations Act. A director of Great Mines (James Joseph Lynch) is the parent of the Managing Director (Mark James Lynch) of CTGM.

Therefore the Offer is subject to approval by CTGM shareholders at the Company's Annual General Meeting called for 28 November 2003. If the approval of CTGM shareholders is not obtained all acceptances will be returned by mail.

### 4.7 Rights attached to CTGM Shares offered

The CTGM Shares received as consideration under the Offer will rank equally with existing CTGM Shares. The rights and restrictions attaching to the CTGM Shares which will be issued as

consideration under the Offer are set out in CTGM's constitution and in the Corporations Act. The main rights and liabilities attaching to the CTGM Shares are summarised in Annexure B.

## 4.8 Great Mines Limited

The overview of Great Mines and all financial information concerning Great Mines contained in the Offer was prepared by CTGM using publicly available information and adjusted where considered appropriate by CTGM based on industry knowledge and expertise. CTGM has not had access to information concerning Great Mines other than that which is in the public domain. Information in the Bidder's Statement concerning Great Mines has not been independently verified. CTGM does not, subject to the Corporations Act, make any representation or warranty express or implied, as to the accuracy or completeness of this information.

The primary sources of information about Great Mines were:-

- Great Mines' annual reports, publicly released information of Great Mines and CTGM's own knowledge and industry expertise.

**Overview of activities**

Great Mines is a junior mineral explorer established in 1969. It currently holds interests in 14 prospective mineral properties located on the Charters Towers Goldfield. Great Mines is not currently engaged in gold production.

**Subsidiaries**

| | |
|---|---|
| Charters Towers Mines Pty Ltd | 91% |
| Deeprock Mining Pty Ltd | 81.2% |

**Great Mines Statistics (Consolidated)**

| | |
|---|---|
| Registered Office | Black Jack Mine<br>Clermont Road, Charters Towers Qld 4820 |
| Mailing address | PO Box 10<br>Charters Towers, Qld 4820 |
| Phone | 07 4787 2500 |
| Fax | 07 4787 3746 |
| Share Registry | Great Mines Limited |
| Directors | James Joseph Lynch<br>Lionel Joseph Haberman<br>John Francis Lynch |
| Secretary | Mark Brian Fraser |
| Principal Activities | Gold and other mineral exploration |
| Number of ordinary shares | 111,266,775 |
| Number of shareholders | 1,150 |
| Options | Nil |
| Total Assets | $4,676,054 |
| Total Liabilities | $ 182,532 |
| Net Assets | $4,493,522 |

**Top 4 Shareholders**

| Name of Shareholder | Number of Shares held |
|---|---|
| James Joseph Lynch | 74,173,154 |
| John Francis Lynch | 8,863,636 |
| Underwriting & Mining Investment Corporation Pty Ltd | 5,472,465 |
| James Joseph Lynch | 4,299,500 |

The Top 4 listed shareholders hold 83% of Great Mines shares.

## 4.9 Combined profile of CTGM and Great Mines

It is expected that the combined assets of the companies will create an entity which will have a greater market presence, leading to increased volume of share trading and support for higher share prices.

The combined entity will comprise:

- 100% ownership of exclusive tenement rights to historically, Australia's highest average grade major goldfield
- advanced exploration projects at Charters Towers with over one million ounces of inferred gold resources
- strategic exploration tenements in the surrounding areas
- funding mechanisms to develop the resources through to production
- a Mineral Exploration and Production Group with over $41 million in net assets

## 4.10 Experts Report

CTGM obtained an Independent Expert Report regarding the proposed takeover which is set out as Appendix AA to the Bidder's Statement. The opinion expressed by the Independent Expert is that the proposed terms of the takeover are not fair but are reasonable having regard to the interests of CTGM non-associated shareholders.

## 4.11 Intentions upon Acquisition

**Post takeover intentions**

**Approach**

CTGM is required to disclose the key implications of possible outcomes of the Offer. CTGM's intentions are based on the facts and information concerning Great Mines, its business and the general business environment which are known to CTGM at the time of preparation of the Bidder's Statement.

Final decisions will only be made by CTGM in light of material facts and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of current intentions and expectations only which may alter as new information becomes available or circumstances change.

**Intention upon acquisition**

It would be preferred by CTGM to acquire 100% of Great Mines.

## 4.12 Less than 50% of shares acquired

If less than 50% of Great Mines shares are acquired, then the Offer will still proceed. The shares will be carried as an investment in CTGM's balance sheet.

## 4.13 More than 50% of shares acquired

In the event that more than 50% of Great Mines shares are acquired, CTGM intentions would be:

- subject to the Corporations Act and the constitution of Great Mines, to seek to replace some or all of the members of the board of Great Mines to reflect CTGM's proportionate ownership interest. The board members which CTGM would nominate would include Mark James Lynch, Managing Director of CTGM. Other candidates have not yet been identified by CTGM and their identity will depend on the circumstances at the relevant time;
- it is likely that a 100% integration of the business of CTGM and Great Mines will occur. CTGM and Great Mines would be operated and managed as a single businesses under CTGM's own experienced project management team;
- in respect of any business opportunities which are presented to Great Mines, to have those opportunities taken up by Great Mines unless the directors of Great Mines, acting consistently with their fiduciary and other duties, determine that it is in the interests of Great Mines for those opportunities to be taken up by a member of the CTGM group or by some other person;
- in the event that any agreements or transactions are proposed between Great Mines and CTGM, to enter such agreements on arm's length terms.

CTGM would only make a decision on these courses of action following receipt of legal and financial advice. CTGM's intentions must be read as being subject to the legal obligation of the Great Mines directors to have regard to the interests of Great Mines and all Great Mines shareholders. CTGM's ability to implement its decisions would also be subject to its obligations and the obligations of Great Mines to comply with the applicable provisions of the Corporations Act, in particular as regards its related party transactions.

## 4.14 Compulsory Acquisition

In the event that more than 90% of Great Mines shares are acquired, then CTGM will proceed to compulsorily acquire the balance of the Great Mines shares under the Offer.

## 4.15 General effect of acquisition upon CTGM

### (a) General effect

The acquisition of Great Mines is not expected to have a material effect on the existing business of CTGM. The primary benefit of the acquisition will be the consolidated ownership of the Charters Towers Goldfield.

### (b) Effect on capital structure

The effect on the capital structure of CTGM, in the event of CTGM acquiring all Great Mines shares, will be an additional 74 million Shares on issue. The total issued capital of CTGM will be $58 million.

## 4.17 Directors interest in Great Mines

(a) Mark Lynch, Managing Director of CTGM has 100,000 shares in Great Mines. The other 2 Directors of CTGM have no interest in Great Mines shares.

(b) CTGM has no interest in any shares in Great Mines.

## 5. BOARD AND SENIOR MANAGEMENT

### Board

**Mr John J Foley - BD, LLB, BL (Dub) - Chairman.**
Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.

**Mr Mark J Lynch - Managing Director**
Mr Lynch has been actively involved in gold exploration and mining as an employee, consultant and director since 1979, in both private and public companies. Academic strengths are economics, maths and science with specialist skills in innovation and strategic planning. Hands-on experience in mine management and mining tenure administration in Queensland, including leading the team that developed the GoldTec Mining System in 2001. Mr Lynch is a Director of the Queensland Mining Council.

**Greg J Barns - BA, LLB, Non-Executive Director**
Mr Barns graduated in law from the Monash University in Melbourne in 1984 and practised at the Victorian Bar from 1986-89. He was a member of the Victorian Bar Council at that time as well as tutoring in law at Melbourne University. Mr Barns has over 10 years' political experience holding such positions as Chief of Staff to the Premier and Finance Minister, as well as Non-Executive Chairman of the Australian Republican Movement. Mr Barns was CEO of the Australian Gold Council (2000-2002) and is an advisory board Director of a leading PR company. He is also a non-executive director of Republic Gold Limited.

### Company Secretary

**Roslynn J Shand BA LLB FCIS**
Mrs Shand graduated in 1983 from the University of Queensland with a combined Arts/Law degree and was admitted to practise as a solicitor in Queensland in the same year. She has specialised in corporate legal work since 1984 and has also had considerable experience in the company secretarial area.

### Senior Management

**General Manager Exploration and Mining**
**Christopher Towsey** BSc (Hons), MSc, Dip Ed, FAusIMM, CP, MMICA, MAIG, MSME

General Manager, Mining & Exploration, Mr Christopher Towsey is a Chartered Professional Geologist. He has over 25 years of corporate and operational experience in the mining industry, with BHP Minerals Exploration, Mount Isa Mines Limited, Emperor Mines Limited (Fiji), Century Drilling and the National Occupational Safety Association Limited (NOSA), the South African underground mine safety system and audit specialists.

Mr Towsey served as Chief Geologist and Executive Manager, Exploration with Emperor Mines, lifting the company's gold resources to three million ounces. During this time, Emperor won the prestigious Australian Institute of Mining and Metallurgy Ore Reserve Reporting Award (1997, 1998), assessed in accordance with the JORC Code. He also served as General Manager, Minerals, with Century Drilling and General Manager, Australian Operations, NOSA.

**Exploration Manager**
**Jim Morrison** MSc FAIMM

Exploration Manager Jim Morrison has over 33 years' experience in mining exploration. A graduate in geology from RMIT in 1967, Mr Morrison subsequently completed an MSc (Minerals Exploration) at Imperial College, London. He has worked for such companies as Australian Development, Metals Exploration, Shell, Normandy and Resolute, and spent three years as part of the WA Geological Survey Team, assessing that state's mineral resources. His experience covers exploration and early development of a number of nickel and gold mines including Nepean, Mt Keith and Mt Leyshon (3 million ozs).

**Project Co-ordinator**
**Garry Foord** AD (Mining Eng) Dip Geoscience MEng (TM) MAIMM

With over 25 years experience as a mining engineer in developing and co-ordinating mining and exploration projects, Mr. Foord is a graduate from RMIT (Mining Engineering), Macquarie University (Mineral Economics) and holds a Masters Degree (Engineering and Technology Management) from the University of Queensland. He also holds First Class Mine Manager's certificates from Queensland and Western Australia and has worked (up to general manager level) in similar narrow vein underground mines to those at Charters Towers.

**Financial Controller**
**Richard Russell** MSc CA

Mr Russell MSc, University of Wales, has been a member of the Institute of Chartered Accountants in England and Wales since 1992 and a member of the Australian Institute of Chartered Accountants since 1998. He has held several positions as Group Accountant and Financial Controller with listed and unlisted companies since moving to Australia.

# 6. FINANCIAL INFORMATION

## 6.1 Introduction

This section contains a summary of the Financial Information which should be read together with the assumptions underlying its preparation as set out in this section of the Prospectus, the risk factors in section 7 and other information contained in this Prospectus.

## 6.2 CTGM Shares on issue

CTGM has on issue, at the date of this Prospectus, a total of 404,548,587 Ordinary Shares. This figure includes the 74,180,000 share issue on the basis of the successful takeover of Great Mines.

## 6.3 Options

At the date of this Prospectus there are a total of 22,959,641 options on issue in CTGM.
The number of options on issue is as follows:

**6,389,641 shareholder options,** expiring 9 December 2003, exercisable at 8 cents each

**1,070,000 shareholder options,** expiring 17 March 2004, exercisable at 8 cents each

**2,500,000 shareholder options,** expiring 30 May 2004, exercisable at 10 cents each.

**13 million Director options,** expiring 1 January 2005, exercisable at 15 cents each,

The exercise of all these options outstanding upon the capital structure of CTGM will be as follows:-

| Shares issued 12 November 2003 | Total options | Total Shares on issue if all options exercised |
|---|---|---|
| 404,548,587 | 22,959,641 | 427,508,228 |

## 6.4 Shareholders of CTGM

CTGM Shares, as at 10 November 2003, are held by 5,277 shareholders.

**Shareholdings**

Distribution of members and their holdings as at 10 November 2003

| | | Options Expiry date & exercise price | | | |
|---|---|---|---|---|---|
| Number Held Ordinary Shares | No. of shareholders* | 8 cents 9-Dec-03 | 8 cents 17-Mar-04 | 10 cents 30-May-04 | 15 cents 1-Jan-05 |
| 1 - 1,000 | 792 | 0 | 0 | 0 | 0 |
| 1,001 - 5,000 | 1,099 | 0 | 0 | 0 | 0 |
| 5,001 - 10,000 | 897 | 6 | 0 | 0 | 0 |
| 10,001 - 100,000 | 2,032 | 34 | 0 | 0 | 0 |
| 100,001 - and over | 457 | 14 | 1 | 2 | 2 |
| | **5,277** | **54** | **1** | **2** | **2** |

*The number of shareholders holding less than a marketable parcel of $500 was 1725 based on a market price of 29 cents at 10 November 2003.

**Top 20 shareholders**

| Name | Number of Shares | % of Issued Share Capital |
|---|---|---|
| Great Mines Limited | 29,675,596 | 8.98% |
| James Joseph Lynch | 16,086,548 | 4.87% |
| Mr William Jangsing Lee | 10,281,612 | 3.11% |
| Underwriting & Mining Investment Corporation Pty Ltd | 8,795,773 | 2.31% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park Account) | 7,208,857 | 2.18% |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 | 1.97% |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund account) | 5,805,382 | 1.76% |
| Miss Lily Lee | 4,911,657 | 1.49% |
| Share the Dream Pty Ltd | 3,034,866 | 0.92% |
| Prime Impact Pty Ltd | 2,974,048 | 0.90% |
| ANZ Nominees Limited | 2,754,695 | 0.83% |
| Parkes Holdings Pty Ltd | 2,401,000 | 0.73% |
| Ms Joanne Christine Codling | 2,266,666 | 0.69% |
| Mr David Michael Wentworth Evans | 2,266,666 | 0.69% |
| Mr Harry Sioros | 2,223,314 | 0.68% |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.64% |
| Andwendrod Services Pty Ltd | 2,000,000 | 0.61% |
| Mr Harry Sioros | 1,963,314 | 0.59% |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 | 0.58% |
| Mr Malcolm Thom | 1,851,000 | 0.56% |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 1,800,000 | 0.54% |
| | **118,840,935** | **35.63%** |

**Substantial shareholders**

Shareholders appearing on the Company's register of substantial shareholders as at 12 November 2003 are as follows:

| | Ordinary Shares | |
|---|---|---|
| Name | Number | Percentage |
| Great Mines Limited | 29,675,596 | 8.98% |
| | | |

## 6.5 Securities Issued

The table below sets out the Company's securities issued on completion of the Issue:

| Security | Number |
|---|---|
| Shares issued as at 12/11/03 | 404,548,587 |
| Directors Options | 13,000,000 |
| Options issued (expire 9 December 2003) | 6,389,641 |
| Options issued (expire 17 March 2004) | 1,070,000 |
| Options issued (expire 30 May 2004) | 2,500,000 |
| Convertible Notes to be issued pursuant to this Issue | 30,000,000 |
| Additional Shares that would be issued upon conversion of all Convertible Notes issued pursuant to this Issue | 30,000,000 |

## 6.6 Proforma Statement of Financial Position

The Proforma Statement of the Financial Position has been prepared comparing the audited Statement of Financial Position as at 30 June 2003 (Column 1) with the position at that date had the following transactions occurred:-

- Column 2 - all CTGM's issued options had been converted at 30 June 2003;
- Column 3 - the proposed takeover of Great Mines had occurred and all issued options had been converted at 30 June 2003;
- Column 4 – the Notes had been issued;
- Column 5 – the Notes had been issued and all CTGM's issued options had been converted at 30 June 2003;
- Column 6 – the proposed takeover of Great Mines had occurred, the Notes had been issued and all CTGM's issued options had been converted at 30 June 2003.

# Statements of financial position

CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES

| | | CTGM - Before Convertible Note | | | CTGM - After Convertible Note | | |
|---|---|---|---|---|---|---|---|
| | | Existing 30-Jun-03 | Opts Converted 30-Jun-03 | CTGM / Great Mines (Options Converted) | Existing 30-Jun-03 | Opts Converted 30-Jun-03 | CTGM / Great Mines (Options Converted) |
| | | (Column 1) | (Column 2) | (Column 3) | (Column 4) | (Column 5) | (Column 6) |
| **Current assets** | Cash assets | 554,247 | 3,662,926 | 3,821,237 | 8,063,734 | 11,172,413 | 11,330,724 |
| | Receivables | 12,410 | 12,410 | 21,688 | 12,410 | 12,410 | 21,688 |
| | Inventories | 431,078 | 431,078 | 431,078 | 431,078 | 431,078 | 431,078 |
| | Total current assets | 997,735 | 4,106,414 | 4,274,003 | 8,507,222 | 11,615,901 | 11,783,490 |
| **Non-current assets** | Property, plant and equipment | 49,499,255 | 49,499,255 | 49,534,063 | 49,499,255 | 49,499,255 | 49,534,063 |
| | Investments | 0 | 0 | 4,442,613 | 0 | 0 | 4,442,613 |
| | Receivables | 500,304 | 500,304 | 500,304 | 500,304 | 500,304 | 500,304 |
| | Other | 0 | 0 | 0 | 0 | 0 | 0 |
| | Total non-current assets | 49,999,559 | 49,999,559 | 54,476,980 | 49,999,559 | 49,999,559 | 54,476,980 |
| **Total assets** | | 50,997,294 | 54,105,973 | 58,750,983 | 58,506,781 | 61,615,460 | 66,260,470 |
| **Current liabilities** | Payables | 1,259,557 | 1,259,557 | 1,276,824 | 1,259,557 | 1,259,557 | 1,276,824 |
| | Interest-bearing liabilities | 7,740,795 | 7,740,795 | 7,744,170 | 250,282 | 250,282 | 253,657 |
| | Current tax liabilities | 0 | 0 | 0 | 0 | 0 | 0 |
| | Provisions | 195,205 | 195,205 | 195,205 | 195,205 | 195,205 | 195,205 |
| | Total current liabilities | 9,195,557 | 9,195,557 | 9,216,199 | 1,705,044 | 1,705,044 | 1,725,686 |
| **Non-current liabilities** | Payables | 0 | 0 | 0 | 0 | 0 | 0 |
| | Interest-bearing liabilities | 13,708 | 13,708 | 144,554 | 15,013,708 | 15,013,708 | 15,144,554 |
| | Provisions | 500,304 | 500,304 | 500,304 | 500,304 | 500,304 | 500,304 |
| | Total non-current liabilities | 514,012 | 514,012 | 644,858 | 15,514,012 | 15,514,012 | 15,644,858 |
| **Total liabilities** | | 9,709,569 | 9,709,569 | 9,861,057 | 17,219,056 | 17,219,056 | 17,370,544 |
| **Net assets** | | 41,287,725 | 44,396,404 | 48,889,926 | 41,287,725 | 44,396,404 | 48,889,926 |
| **Equity** | Contributed equity | 55,052,965 | 58,161,644 | 58,161,644 | 55,052,965 | 58,161,644 | 58,161,644 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 | 571,430 | 571,430 | 571,430 | 571,430 |
| | Accumulated losses | (26,361,494) | (26,361,494) | (21,950,500) | (26,361,494) | (26,361,494) | (21,950,500) |
| | Minority Interest | 0 | 0 | 82,528 | 0 | 0 | 82,528 |
| **Total Equity** | | 41,287,725 | 44,396,404 | 48,889,926 | 41,287,725 | 44,396,404 | 48,889,926 |

# 7. RISK FACTORS

## 7.1 Introduction

An investment in the Company involves a number of risk factors which are specific to the Company and the industry in which the Company operates.

The Company is also exposed to general market risks associated with any ASX listed investment. Before investing in the Company, the Directors believe that prospective investors should consider carefully the following risk factors in conjunction with other information contained in this Prospectus.

This section describes the areas the Company regards as potential risks associated with an investment in the Company. These risk factors may impact upon the future performance of the Company and while some of these risks may be mitigated through the use of contingency plans and safe guards, some of the risks are outside of the control of the Company and cannot be mitigated. Intending subscribers and prospective investors should carefully consider the following risk factors in light of the whole of this Prospectus before making an investment in the Company. There can be no guarantee that the Company will achieve its stated objectives and that any forward looking statements will eventuate. An investment in the Company should be considered speculative.

## 7.2 General Risks

**Stock Market Investments**

Intending subscribers and prospective investors should be aware that there are risks associated with investments in securities of companies listed on the Stock Exchange. The share price of a publicly traded company can be highly volatile and the value of the Company's securities can be expected to fluctuate depending on various factors, and that the price of the Company's securities may trade below or above the Issue Price. Various factors that may affect the market price of the Company's securities include general worldwide economic conditions, changes in government policies, investor perceptions, movements in global interest rates and global stock markets, variations in the operating costs and costs of capital replacement that the Company may require in the future, all market conditions that are specific to the particular industry.

**Domestic Economic Conditions**

It is possible that a general downturn in the Australian economy will affect the performance of the Company and as such the market value of securities in the Company.

Further, alterations in government fiscal, monetary and regulatory policies may well affect the performance of the Company.

**International Economic Conditions**

The Company's performance may be influenced by changes in inflation, interest rates, exchange rates and taxation.

Volatility in the Australian Dollar and exchange rates could result in fluctuations in the Company's operating result and financial conditions.

**Ongoing Financial Requirements**

The Company anticipates that its existing resources, together with the net proceeds of this Issue will enable it to maintain its currently planned operations until June 2004 at which time further funding, through debt, issue of equity or other sources of funding may be required for the development of the underground mine at Warrior and Sunburst.

However, the Company's future financial requirements will depend upon various factors including the performance of the Warrior mine and outcome of the underground bulk sampling at Sunburst mine.

Should the Company need to raise additional funds there can be no assurance that additional funds would be available on a timely basis, on favourable terms or at all, or that such funds, if raised, would be sufficient to enable the Company to continue to implement its business strategy. If adequate funds are not available, the Company's business will be materially and adversely affected.

## 7.3 Specific Risks

There are numerous widespread risks associated with investing in any form of business and with investing in the share market generally. The exploration and development of natural resources is a speculative activity that involves a high degree of risk.

Intending subscribers should be aware that an investment in the Company involves many risks which may be higher than the risks associated with an investment in other companies. The specific risk factors that should be taken into account in assessing the Company's activities and investment in the Company include but are not limited to the following.

**Uninsured Operating Risks**

Following the commencement of any operations a variety of risks and hazards beyond the Company's control could cause operations to be disrupted, suspended or shut down. These risks and hazards include environmental hazards, industrial accidents, technical failures power interruptions, labour disputes, inclement weather conditions and other unforeseen circumstances. While the Company intends to maintain insurance substantially consistent with industry practice the Company cannot assure that this insurance will be available in the future on commercially acceptable terms or that any coverage obtained will be adequate and available to cover any or all of theses claims.

**Warrior Gold Mine**

Despite the best attempts at budgeting costs and revenues to a reasonable degree of confidence, operating parameters can be difficult to predict and are often outside the Company's control. This could affect economic performance at the Warrior Gold Mine. In particular, the prediction of the grade of ore (that will be mined) from drilling results, and the impact of mining factors such as drilling and blasting and dilution can be difficult and the actual grade mined can vary from that scheduled. Similarly there can be significant variability in gold recovery from the milling and processing operations and the gold produced can vary both in quantity and in rate of production compared to that predicted.

Final contractual arrangements are currently being concluded with the project management contractor and mining of ore is scheduled to commence in seven months from the commencement of mining of the access decline. Whilst it is expected that the arrangements will be finalised there is a risk that they will not be and in this event mining operations will be delayed whilst the Company engages another contractor or deferred until next year.

**Foreign Exchange**

Since 1996 the AUD$/US$ has traded in a range from a low of around 48 cents to a high of around 81 cents. The fluctuating exchange rate has a direct affect on operating cash-flows. The Company does not currently have any currency hedging in place.

**Commodity Pricing**

The gold price has fluctuated over the past 20 years from lows of around US$250/oz to highs of around US$660/oz. The mean monthly gold price from 1980 to 2003 was US$370 and A$503 per ounce. The fluctuating gold price has a direct effect on operating cash-flows. The Company does not currently have any commodity hedging in place.

**Resources and Reserves**

As in all mines, there is an inherent risk in the possibility that some of the stated resource may not be able to be extracted, thereby affecting envisaged production rates and operating schedules. The confidence levels of Inferred Resources are of a lower confidence level than Measured or Indicated Resources or Proved and Probable Reserves and as a consequence the potential risk of variation in schedules is greater.

**Head Grade**

Variations in head grade can occur. Mining dilution greater than anticipated can occur due to impacts of mining method, drilling and blasting technique and rock movements.

**Hazards**

The Company, as an active participant in exploration and mining programmes, may become subject to liability for hazards that cannot be insured against or against which it may elect not to be so insured because of high premium costs. The Company may incur a liability to third parties (in excess of its insurance cover) arising from pollution or other damage or injury.

**Environment**

The Company's operations are subject to environmental regulations in all the jurisdictions in which it operates. It has a current valid Environmental Authority No. MIM800084602 issued by the Queensland Environmental Protection Agency. Environmental legislation and permitting are likely to evolve in a manner which will require stricter standards and enforcement, increased penalties for non-compliance and more stringent environmental assessments of proposed projects. Although the Company will employ environmental management techniques which meet legislative and community requirements, unplanned incidents could have significant environmental impact, resulting in costly rehabilitation or mine closure.

**Mechanical**

Unscheduled plant shut-downs due to mechanical, electrical or supply failures could have a serious impact on the financial performance of the mining operation. Increases in the costs of

petroleum products such as diesel fuel, lubricating oils and hydraulic oils, and energy costs such as electricity, are beyond the Company's control.

**Technical**

In common with all mining practices there are risks associated with the transfer of operating parameters and cost forecasts when geological and mining predictions are transferred to mining operations.

**Industrial**

Unscheduled stoppages due to industrial action may impact upon the financial performance of the mining operation.

**Exploration**

Mineral exploration involves significant risk which even the highest levels of experience, care and planning cannot control. There is no assurance that exploration programmes will be successful in the conversion of resources into reserves or in the discovery of new ore bodies in any or all of the Company's activities.

**Political**

The political conditions under which the Company currently operates are stable. Potential risk to the Company's activities may occur if there are changes to the political, legal and fiscal systems which might affect the ownership and operation of the Company's interests. This may also include changes in exchange control regulations, expropriation of mining rights, changes in government and in legislative, taxation, mineral royalties and regulatory regimes.

**Employees**

The ability of the Company to achieve its objectives depends on being able to retain certain key employees. Whilst the Company has entered into employment contracts with the employees, the retention of their services cannot be guaranteed.

**Contractors**

The Company is dependant on contractors and suppliers to supply vital services to its operations. The Company is therefore exposed to the possibility of adverse developments in the business environments of its contractors and suppliers. Any disruption to services or supply may have an adverse effect on the financial performance of the mining operation.

**Dividends Policy**

The Company has not declared a dividend for the year ending 30 June 2003 and currently does not intend to pay dividends for the year ending 30 June 2004.

Any future determination as to the payment of dividends by the Company will be at the discretion of the Directors and will depend on the availability of profit, the operating results and financial condition of the Company, future capital requirements, amortisation of accumulated tax losses, general business and other factors considered relevant by the Directors. No assurances in relation to the payment of dividends, or the franking credits attached to such dividends, can be given.

## 8. Additional Information

### 8.1 Incorporation

The Company was incorporated in July 1993 and floated on the ASX in December 1993 as a public company limited by shares.

### 8.2 Rights attaching to Convertible Notes and Shares

**Convertible Notes**

Set out below are the terms on which the Convertible Notes are issued.

*Definitions*

**Convert** means the redemption of a Convertible Note in conjunction with the Company applying the principal amount of that Convertible Note in subscription for Shares and

**Conversion** will be construed accordingly.

**Conversion Formula** means the formula for the conversion of the Convertible Notes into Ordinary Shares in the Company set out in these conditions of Issue.

**Conversion Notice** means a notice in the form set out on each holding statement.

**Convertible Notes** means Convertible Notes to be created and issued by the Company having the conditions of Issue.

**Interest Payment Date** means each of the following dates 12 May 2004, 12 August 2004, 12 November 2004, 12 February 2005, 12 May 2005, 12 August 2005, 12 November 2005, 12 February 2006, 12 May 2006, 12 August 2006 and 14 November 2006.

**Interest Period** means each of the quarterly periods from 2 May 2004 to the Redemption Date.

**Redemption Date** means 14 November 2006.

**Shares** means fully paid Ordinary Shares in the capital of the Company.

**Quarterly Gold Price** means the average Australian dollar gold price for the Interest Period by reference to the gold price advised by the Queensland Government Department of Natural Resources & Mining for the calculation of royalties.

**Quarterly Interest Rate** means the greater of 12% or (12 + (Quarterly Gold Price – 550)/50)% per annum.

**Term** means the period from 14 November 2003 to the Redemption Date.

*Issue Of Convertible Notes*

The Note holder subscribes for the Convertible Notes in the amount of the Application Money. The Company will issue to the Note holder the Convertible Notes on the terms and conditions set out in these conditions of Issue.

***Quotation***

The Company will seek the quotation of the Convertible Notes on the ASX. If the Convertible Notes are not listed for trade on the ASX within 3 months after the date of issue of the Convertible Notes, the Note holder may redeem the Convertible Notes by providing notice to the Company whereupon the Company will redeem the Convertible Notes in full together with interest within 30 days of the receipt of that notice.

***Buy-Back***

The Company may at its discretion buy-back any Notes whether through on market purchases of Notes traded on the ASX or by private treaty with Note holders. A buy-back of any Notes does not entitle any other Note holder to demand or require the buy-back of their Notes.

***Interest***

The Company will pay interest for each Interest Period on each Interest Payment Date on the Application Money at the Quarterly Interest Rate.

***Conversion***

The Note holder may Convert the Application Money and interest accrued but unpaid thereon into Shares in the Company in accordance with the Conversion Formula at any time during the Term by providing a Conversion Notice to the Company. In the event of a Conversion pursuant to this clause, interest will be payable on the Application Money from the date of the last interest payment to the date of Conversion.

***Conversion Formula***

The number of Ordinary Shares to be issued to the Note holder on conversion of the Convertible Note will be determined in accordance with the following formula:

One (1) Convertible Note : one (1) Ordinary Share

Unpaid interest will be converted at the rate of two (2) Ordinary Shares for each $1 of interest that has accrued on the Convertible Notes but not been paid as at conversion.

***Redemption***

If the Convertible Notes are not earlier converted then the Company will redeem the Convertible Notes at the Redemption Date by repayment to the Note holder of the Application Money and all unpaid interest.

***Interest Retention Account***

An amount equal to the full amount of interest payable until 12 August 2004 in respect of all the Notes on issue at any time will be deposited into a specific purpose interest bearing bank account with a major trading bank and held in that account to meet the payment of interest on the Notes for the period between the issue of the Notes and 12 August 2004. The setting aside of this money is intended to obviate the need for interest for that period to be paid from cash flows generated by the Company.

If the amount on deposit exceeds this interest obligation (eg as a result of accretions in value to the account or the cancellation of Notes following conversion or buy-back), the Company may withdraw the surplus and apply it to its general working capital requirements.

*Governing Law*

This Schedule shall be governed by and construed in accordance with the laws of Queensland.

*Consent To Become A Member*

The Note holder acknowledges and agrees that upon Conversion, the Note holder will become a member of the Company.

*Ranking*

The claims of Note holders rank after secured claims and obligations preferred under the law, but before claims of shareholders of the Company.

*Discharge and Release*

The Company will immediately be discharged and released from its liabilities, obligations and covenants under this Prospectus in respect of any Convertible Note on the first to occur of the redemption or Conversion of the Convertible Notes.

*Shares*

A broad summary (though not necessarily an exhaustive or definitive statement) of the rights attaching to all Shares (including the Shares that the Convertible Notes are convertible into) are set out in Annexure B to this Prospectus. Full details are contained in the Company's constitution, available for inspection free of charge at the Company's registered office.

**8.3 Loan Facility - PEI**

The Directors are of the view that this contract is considered "material" when an investor is considering an investment decision under this Prospectus. Under the Corporations Act, the Company is not required to make copies of the material contracts available for inspection by intending investors.

PEI loaned funds to the Company in 1998 and was also a substantial shareholder in CTGM. PEI was placed in provisional liquidation in August 1999. Since that time, the Company has dealt with the London based provisional liquidators regarding the Loan Facility. During the past 5 years, CTGM has bought back and cancelled 132,000,000 Shares previously held by PEI and paid some $3 million for the Share buy back. Repayments of the principal sum outstanding have been made and monthly interest payments on the principal outstanding are continuing.

The current Loan Facility of $7.5 million provided by PEI has been re-negotiated on a number of occasions. The loan is secured and repayable on 31 December 2003. The Loan Facility is otherwise on normal commercial terms and conditions. The full amount of the Facility has been drawn down by the Company and it is intended that it be repaid in full by the Company from the proceeds of the Issue.

Based on past dealings with the Liquidators it is expected that the terms of the Loan Facility will be re-negotiated and extended to enable payments to be made out of this capital raising.

### 8.4 Litigation

The Company is not involved in any actual or threatened litigation or administrative action of a material nature.

### 8.5 Interests of Directors

The Directors have resolved that Mr Foley, in his capacity as the non-executive chairman, will be paid $35,000 per annum and Mr Barns in his capacity as a non-executive Director, will be paid $30,000 per annum.

A Director may also be paid fees or other amounts as the Directors determine if a Director performs special duties or otherwise performs services outside the scope of the ordinary duties of a Director. A Director may also be reimbursed for out of pocket expenses incurred as a result of their directorship or any special duties.

The Directors hold the following Shares and Directors Options immediately before the Issue. Interests include those held directly and indirectly.

| Director | Ordinary Shares | Director Options |
|---|---|---|
| John J Foley | 4,024,701 | 5,000,000 |
| Mark J Lynch | 57,536,271 | 8,000,000 |
| Greg Barns | Nil | Nil |

### 8.6 Tax considerations

Payment of interest on the Convertible Notes, the acquisition and disposal of Convertible Notes, conversion of Convertible Notes into Shares and repayment of the Issue Price of the Convertible Notes on maturity may have taxation consequences which will differ depending on the specific financial circumstances of each Note holder. Investors should seek and rely on their own professional taxation advice in relation to an investment in the Convertible Notes.

### 8.7 ASX Releases

ASX releases made by the Company since 1 July 2002 are set out in Annexure A.

### 8.8 Statement of Competent Person

The information in this Prospectus that relates to Exploration Results, Mineral Resources and Ore Reserves is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mr. Towsey is employed by CTGM as General Manager, Mining and Exploration. Mr. Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr Towsey has consented in writing to the inclusion in this Prospectus of the matters based on the information in the form and context in which it appears.

## 8.9 Consents

The following parties have given (and not before the date of this Prospectus withdrawn) their consent in writing to the inclusion of the following information in this Prospectus in the form and context in which it appears. None of the following firms or have caused or authorised the issue of this Prospectus or have in any way been involved in the making of the Issue.

- Hemming and Hart, as solicitors to the Issue and to the Company.
- Computershare Investor Services Pty Limited as the share registry of the Company in the form and context in which it is named.

## 8.10 Interests of experts and parties who have consented to be named

The nature and extent of the interests (if any) that a person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus; or a promoter of the Company, holds, or held at any time during the last two years in the formation or promotion of the Company or property acquired or to be acquired by the Company in connection with its formation or promotion is set out below.

The amount that anyone has paid or agreed to pay, or the nature and value of any benefit anyone has given or agreed to give for services provided by a person named in the Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Prospectus or a promoter of the Company in connection with the formation or promotion of the Company is set out below.

- Hemming and Hart are entitled to be paid $5,000 for advice and assistance in relation to certain aspects of this Prospectus, assisting the Company in relation to its due diligence regime and enquiries and in relation to its application for quotation of the Convertible Notes on the ASX.
- Computershare Investor Services Pty Limited has been engaged by the Company to maintain its share registry. The Company pay a periodic payment for this work dependant upon the trading activity in the Company's securities.

## 8.11 Expenses of the Issue

If the Issue proceeds, the total estimated costs of the Issue including accounting fees, legal fees, printing and design costs and application fees, brokerage commission, handling fees and other associated and sundry expenses associated with the Issue are estimated to be approximately $750,000.

## 8.12 Consent to Lodgement

Each of the Directors of the Company have consented to the lodgement of this Prospectus with the ASIC.

Signed on behalf of the Company by

John J Foley

Mark J Lynch

DATED: 14 November 2003

## 9. DEFINITIONS

The following terms have the following meanings in this Prospectus:

| | |
|---|---|
| **$** | all dollar amounts are in Australian dollars unless otherwise stated |
| **Applicant(s)** | person(s) who submit an Application |
| **Application(s)** | valid application made to purchase or subscribe for a specified number of Convertible Notes pursuant to this Prospectus |
| **Application Form** | form attached to this Prospectus through which an Application can be made |
| **Application Money** | money paid by the Applicant to purchase or subscribe for a specified number of Convertible Notes pursuant to this Prospectus |
| **Application Period** | the period commencing on the Opening Date and finishing on the Closing Date(s) |
| **ASIC** | Australian Securities & Investments Commission |
| **ASX** | Australian Stock Exchange Limited |
| **ASX Listing Rules** | rules issued by ASX governing the admission of entities to the official list, quotation of securities, suspension of quotation and removal from the official list of ASX |
| **Au** | Chemical symbol for gold |
| **Bidder's Statement** | Bidder's Statement lodged with ASIC and ASX on 22 October 2003 |
| **Board** | Board of Directors of the Company |
| **CHESS** | Clearing House Electronic Subregister System operated by ASX Settlement and Transfer Corporation Pty Limited |
| **CIL** | Carbon-in-Leach, a process of recovering gold from finely ground ore by leaching with cyanide and absorbing the dissolved gold onto carbon |
| **Closing Date(s)** | 2 February 2004 |
| **Company or CTGM** | Charters Towers Gold Mines Limited ABN 30 060 397 177 |
| **Convertible Notes or Notes** | the convertible notes to be issued under this Prospectus |
| **Corporations Act** | Corporations Act 2001 (Cth) |
| **Directors** | directors of the Company |

| | |
|---|---|
| **Expiry Date** | date which is 6 months after the date of lodgement of this Prospectus with ASIC |
| **Exposure Period** | period of 7 days from the date of lodgement of this Prospectus with ASIC unless extended to 14 days by ASIC in accordance with the terms of the Corporations Act |
| **g/t** | grams per tonne |
| **Great Mines** | Great Mines Limited |
| **JORC Code** | Joint Ore Reserves Committee Code |
| **Issue** | issue of Convertible Notes under this Prospectus |
| **Issue Period** | the period commencing on 21 November 2003 and finishing on 2 February 2004 unless extended or otherwise varied |
| **Issue Price** | $0.50 per Convertible Note |
| **Offer** | offer made to Great Mines shareholders pursuant to the Bidder's Statement |
| **Opening Date** | date the Issue opens being the date no earlier than 7 days after the date of this Prospectus |
| **Preferential Closing Date** | date the Issue closes for shareholders of the Company |
| **Preferential Issue** | the preferential issue of Notes to existing shareholders of the Company |
| **PEI** | Princeton Economics International, Limited (in provisional liquidation) |
| **Prospectus** | this document dated 14 November 2003 |
| **Shares or Ordinary Shares** | fully paid ordinary shares in the capital of the Company |
| **tpa** | tonnes per annum |

# ANNEXURE A

**ASX RELEASES – CTGM - PERIOD 1 JULY 2002 TO DATE**

| Date | Nature and Description of Announcement |
|---|---|
| 11.11.2003 | Gold Production Moves Closer |
| 03.11.2003 | Charters Towers Bid Offer Dispatched |
| 31.10.2003 | First Quarter Activities Report |
| 31.10.2003 | First Quarter Cashflow Report |
| 29.10.2003 | Appendix 3B – Working Capital |
| 27.10.2003 | Charters Towers Evolves into CitiGold |
| 24.10.2003 | Annual Report |
| 24.10.2003 | Notice of Annual General Meeting |
| 24.10.2003 | Bidder's Statement |
| 20.10.2003 | Bidder's Statement – Off-market bid |
| 20.10.2003 | Release of Bidder's Statement |
| 02.10.2003 | Appendix 3B – working capital |
| 30.09.2003 | Full Year Accounts |
| 26.09.2003 | Gold City Meets the City of Gold |
| 25.08.2003 | Appendix 3B – working capital |
| 20.08.2003 | Response to ASX Share Price Query |
| 19.08.2003 | Bid for Great Mines |
| 19.08.2003 | Response to ASX Query re Share Price |
| 31.07.2003 | Fourth Quarter Cashflow Report |
| 31.07.2003 | Fourth Quarter Activities Report |
| 23.07.2003 | Appendix 3B – Working Capital |
| 27.06.2003 | Letter to Shareholders: Discount Offer Extended |
| 26.06.2003 | Transfield Services Gold Deal |
| 24.06.2003 | Results of General Meeting |
| 02.06.2003 | Share Purchase Plan June 2003 Offer |
| 30.05.2003 | Appendix 3B – Working Capital |
| 21.05.2003 | Notice of General Meeting |
| 14.05.2003 | Escrow Shares |
| 30.04.2003 | Third Quarter Activities Report |
| 30.04.2003 | Third Quarter Cashflow Report |
| 19.03.2003 | Appendix 3B – For working capital |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Change of Director's Interest Notice x 2 |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Amended Directors' Report |
| 18.03.2003 | Half Year Directors' Statement |
| 14.03.2003 | Half Yearly Report |
| 17.02.2003 | Appendix 3B – Working Capital |
| 10.02.2003 | Charters Towers First in Dubai |
| 31.01.2003 | Second Quarter Activities Report |
| 30.01.2003 | Second Quarter Cashflow Report |
| 10.01.2003 | Share Purchase Plan Offer Extension |
| 16.12.2002 | Appendix 3B – Placement |
| 13.12.2002 | Letter to Shareholders: Share Purchase Plan Offer |

| | |
|---|---|
| 13.12.2002 | Form 284 – Notification of Share Cancellation |
| 13.12.2002 | Amendment Record Date Share Purchase Plan Offer |
| 12.12.2002 | Share Purchase Plan Offer |
| 29.11.2002 | Results of AGM |
| 19.11.2002 | Company Briefing |
| 15.11.2002 | Merchant Bank to Advise Charters Towers |
| 08.11.2002 | New High Grade Mineralisation |
| 05.11.2002 | Appendix 3B – Issue of shares for working capital purposes |
| 31.10.2002 | First Quarter Activities Report |
| 30.10.2002 | Notice of Annual General Meeting |
| 30.10.2002 | First Quarter Cashflow Report |
| 28.10.2002 | Annual Report/Top 20 |
| 25.10.2002 | Annual Report/Top 20 rec'd (full copy not yet available) |
| 24.10.2002 | ASIC Annual Audited A/cs |
| 23.10.2002 | Engineers endorse gold plan/Placement |
| 08.10.2002 | New Gold Finds |
| 01.10.2002 | Letter to Shareholders |
| 27.09.2002 | General Manager gives approval to Gold Production Plan |
| 31.07.2002 | Fourth Quarter Cashflow Report |
| 31.07.2002 | Fourth Quarters Activities Report |
| 22.07.2002 | Change in substantial holding |
| 18.07.2002 | Underground Works begins at Charters Towers |
| 15.07.2002 | Change of Registered office address |
| 12.07.2002 | Appendix 3B – Share Purchase Plan Final Allotment |
| 04.07.2002 | Appendix 3C – Selective Share Buy-Back |
| 02.07.2002 | Shareholders unanimously approve buy back |

# ANNEXURE B

## RIGHTS ATTACHING TO CTGM SHARES

All Shares issued rank equally in all respects with CTGM's existing Shares. Full details of the rights attaching to Shares are set out in the constitution of CTGM, a copy of which is available for inspection at CTGM's registered office during normal business hours. A summary of the more significant rights is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of CTGM's shareholders.

1. **Voting rights**
   At a general meeting, every holder of Shares in the capital of CTGM present in person or by an attorney, representative or proxy has one vote on a show of hands and one vote per fully paid share on a poll. Voting rights in respect of contributing shares are pro rata to the amount paid up.
2. **Dividends**
   Subject to the rights of holders of shares issued with any special, preferential or qualified rights (at present there are none), the profits of CTGM which Directors of CTGM may from time to time determine to distribute by way of dividend are divisible among the holders of shares in proportion to the shares held by them, irrespective of the amount paid up or credited as paid up on the shares. No dividends have been declared by CTGM as at the date of this Bidder's Statement.
3. **Winding up**
   Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding up of CTGM, all assets that may be legally distributed among the shareholders will be distributed in proportion to the shares held irrespective of the amount paid up or credited as paid up on the shares provided that a shareholder who is in arrears in payment of any call, but whose shares have not been actually forfeited, shall not be entitled to share in such a distribution until the amount owing in respect of the call has been fully paid and satisfied.
4. **Transfer of Shares**
   Shares in CTGM are freely transferable and subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the ASX Listing Rules.
5. **Creation and issue of further Shares**
   The allotment and issue of any new Shares is under the control of the Directors of CTGM, and, subject to any restrictions on the allotment of Shares imposed by the constitution of CTGM, the ASX Listing Rules or the Corporations Act, the Directors of CTGM may allot, issue, grant options over or otherwise dispose of those Shares to such persons, on such terms and conditions, and with such rights and privileges as they may from time to time determine.
6. **Variation of rights attaching to Shares**
   At present, CTGM has only Ordinary Shares on issue. If at any time shares of another class are issued, the rights or conditions attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the sanction of a resolution passed by the holders of at least three-quarters of the shares affected at a special meeting of such holders convened for the purpose, or with the written consent of the holders of at least three-quarters of the shares of that class then on issue.
7. **General Meetings**
   Each holder of Shares in the capital of CTGM will be entitled to receive notice of, and to attend and vote at, general meetings of CTGM and to receive all notices, accounts and other documents required to be furnished to shareholders under the constitution of CTGM, the Corporations Act or the ASX Listing Rules.

# Application Form

**Charters Towers Gold Mines Limited**

ACN 060 397 177

## CONVERTIBLE NOTES

Before completing the Application Form, you should read the Prospectus dated 14 November 2003 and the instructions over.

*No Convertible Notes will be issued pursuant to the Prospectus later than 6 months after the date of the Prospectus.*

**PLEASE READ CAREFULLY ALL INSTRUCTIONS ON THE REVERSE OF THIS FORM**

I/We apply for: [ ] Convertible Notes at 50 cents per Convertible Note in Charters Towers Gold Mines Limited or such lesser number of Convertible Notes which may be allocated to me/us by the Directors. The minimum number that can be applied for is 5000 Convertible Notes ($2,500) and thereafter in multiples of 1000 Convertible Notes ($500).

I/We lodge full Application Money of: [ $ X $0.50 = ] for the Convertible Notes.

**APPLICANT 1** Full name (PLEASE PRINT)

State Postcode

Telephone Number | Tax File Number, ABN or Exemption | HIN (where applicable)

**INFORMATION ONLY**

**NO SUBSCRIPTIONS**

**BEFORE 22/11/03**

**APPLICANT 2** Full name (PLEASE PRINT)

Postal Address (PLEASE PRINT)

State Postcode

Telephone Number | Tax File Number, ABN or Exemption | HIN (where applicable)

**PAYMENT DETAILS** *(please tick applicable box)*

- ❑ **Cheque** – please make cheque payable to **Charters Towers Gold Mines Limited**.
- ❑ **Credit Card** – please complete and sign the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ | |
|---|---|---|---|
| **Amount $A:** $ | **Card Type:** | **Expiry Date:** _ _ / _ _ | **Signature:** |

**Declaration and Statements:**

By lodging this Application Form:

- I/we declare that all details and statements made by me/us are complete and accurate;
- I/We agree to be bound by the terms and conditions set out in the Prospectus and by the constitution of the Company;
- I/We acknowledge that the Company will send me/us a paper copy of the Prospectus and any Supplementary Prospectus (if applicable) free of charge if I/we request so during the currency of the Prospectus;
- I/We authorise the Company to complete and execute any documentation necessary to effect the issue of Convertible Notes to me/us; and
- I/We have received personally a copy of the Prospectus accompanied by or attached to this Application Form or a copy of the Application Form or a direct derivative of the Application Form before applying for Convertible Notes.

I/We acknowledge that returning the Application Form with the Application Money will constitute my/our offer to subscribe for Convertible Notes in the Company and that no notice of acceptance of the Application will be provided.

TO MEET THE REQUIREMENTS OF THE CORPORATIONS ACT, THIS FORM MUST NOT BE HANDED TO ANY PERSON UNLESS IT IS ATTACHED TO OR ACCOMPANIED BY THE PROSPECTUS DATED 14 November 2003 AND ANY RELEVANT SUPPLEMENTARY PROSPECTUS.

(see application instructions overleaf)

This Application Form relates to the offer of 30,000,000 Convertible Notes in Charters Towers Gold Mines Limited pursuant to the Prospectus dated 14 November 2003.

**APPLICATION FORMS**

Please complete all parts of the Application Form using BLOCK LETTERS. Use correct forms of registrable name (see below). Applications using the wrong form of name may be rejected. Current CHESS participants should complete their name and address in the same format as they are presently registered in the CHESS system.

Insert the number of Convertible Notes you wish to apply for. The Application must be for a minimum of 5,000 Convertible ($2,500) and thereafter in multiples of 1,000 Convertible Notes ($500). The Applicant(s) agree(s) upon and subject to the terms of the Prospectus to take any number of Convertible Notes equal to or less than the number of Convertible Notes indicated on the Application Form that may be allotted to the Applicants pursuant to the Prospectus and declare(s) that all details of statements made are complete and accurate.

No notice of acceptance of the Application will be provided by the Company prior to the allotment of Convertible Notes. Applicants agree to be bound upon acceptance by the Company of the Application.

Please provide us with a telephone contact number (including the person responsible in the case of an Application by a company) so that we can contact you promptly if there is a query regarding your Application Form. If your Application Form is not completed correctly, it may still be treated as valid. There is no requirement to sign the Application Form. The Company's decision as to whether to treat your Application as valid and how to construe, amend or complete it shall be final.

**PAYMENT**

Applications for Convertible Notes must be accompanied by the Application Money of 50 cents per Convertible Note (in Australian Currency). Cheques should be made payable to Charters Towers Gold Mines Limited and crossed "Not Negotiable".

**LODGING OF APPLICATIONS**

Completed Application Forms and cheques must be:

| Posted to: | or | Delivered to: |
|---|---|---|
| **Charters Towers Gold Mines Limited**<br>**PO Box 1909**<br>**MILTON QLD 4064 AUSTRALIA** | | **Charters Towers Gold Mines Limited**<br>**Suite 5a, 19 Lang Parade**<br>**MILTON QLD 4064 AUSTRALIA** |

**Applications** must be received by no later than 5.00pm EST on the Closing Date ([illegible] February 2004).



**BROKER SPONSORED APPLICANTS**

The Company is an Issuer Sponsored participant in the ASX CHESS System. This enables a holder to receive a statement of holding rather than a certificate. If you are already a Broker Sponsored participant in the system you may complete this section or forward a signed Application Form to your sponsoring broker for completion prior to lodgement. Otherwise leave this box blank and your Convertible Notes will automatically be Issuer Sponsored on allotment.

**TAX FILE NUMBERS**

The collection of tax file numbers ("TFN") information is authorised and the tax laws and the Privacy Act strictly regulate its use and disclosure. Please note that it is not against the law not to provide your TFN or claim an exemption, however if you do not provide your TFN or claim an exemption, you should be aware that tax will be taken out of any unfranked dividend distribution at the maximum tax rate.

If you are completing the Application with one or more joint applicants, and you do not wish to disclose your TFN or claim an exemption, a separate form may be obtained from the Australian Taxation Office to be used by you to provide this information to the Company. Certain persons are exempt from providing a TFN. For further information, please contact your taxation adviser or any Australian Taxation Office.

**CORRECTION FORM OF REGISTRABLE TITLE**

Note that only legal entities are allowed to hold securities. *Applications must be in the name(s) of a natural person(s), companies or other legal entities acceptable to Charters Towers Gold Mines Limited. At least one full given name and the surname are required for each natural person. The name of the beneficiary or any other non-registrable name may be included by way of an account designation if completed exactly as described in the example of the correct forms of registrable names below:*

| TYPE OF INVESTOR | CORRECTION FORM OF REGISTRATION | INCORRECT FORM OF REGISTRATION |
|---|---|---|
| Individual<br>Use given names in full, not initials | Mr John Alfred Smith | J A Smith |
| Company<br>Use the company's full title, not abbreviations | ABC Pty Ltd | ABC P/L or ABC Co |
| Joint Holdings<br>Use full and complete names | Mr Peter Robert Williams &<br>Ms Louise Susan Williams | Peter Robert &<br>Louise S Williams |
| Trusts<br>Use trustee(s) personal name(s),<br>Do not use the name of the trust | Mrs Susan Jane Smith<br>< Sue Smith Family A/C > | Sue Smith Family Trust |
| Deceased Estates<br>Use the executor(s) personal name(s) | Ms Jane Mary Smith & Mr Frank William Smith <Estate John Smith A/C> | Estate of Late John Smith, or John Smith Deceased |
| Minor (a person under the age of 18)<br>Use the name of a responsible adult with an appropriate designation | Mr John Alfred Smith<br><Peter Smith A/C> | Master Peter Smith |
| *Partnerships*<br>Use the partner's personal names. Do not use the name of *the partnership* | Mr John Robert Smith & Mr Michael John Smith <John Smith and Son A/C> | John Smith and Son |
| Clubs/Unincorporated Bodies/Business Names<br>*Use office bearer(s) personal name(s). Do not use the names of the club etc.* | Mr Michael Peter Smith<br><ABC Tennis Association A/C> | ABC Tennis Association |
| Superannuation Funds<br>Use the name of trustee of the fund. Do not use the name of the fund. | Jane Smith Pty Ltd<br><Super Fund A/C> | Jane Smith Pty Ltd<br>Superannuation Fund |

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000



CHARTERS TOWERS GOLD

# *FOR IMMEDIATE RELEASE*

**18 November 2003**

## CONVERTIBLE NOTE PROSPECTUS

Charters Towers Gold Mines (ASX Code 'CTO') has lodged with the Australian Securities & Investments Commission (ASIC) a Prospectus for the issue of convertible notes dated 14 November 2003.

The Prospectus aims to raise $15 million from the issue of 30,000,000 convertible notes at a price of $0.50 per note earning interest at 12% maturing on 14 November 2006 (the Issue).

The proposed application of the proceeds of the Issue includes:

- provide funds to refinance an existing loan facility;
- set funds aside for the payment of interest; and
- provide CTO with working capital towards gold production at Charters Towers.

The convertible notes are intended to be tradeable on the ASX. Shareholders of the Company will be given first preference in the Issue and will have until 15 December 2003 to apply.

The Prospectus is subject to an exposure period under section 723(3) of the Corporations Act. Applications cannot be accepted prior to 22 November 2003. An electronic copy of the Prospectus containing full details of the Issue is available on our website.

***Roslynn Shand***
*Company Secretary*

*Charters Towers Gold Mines Limited ACN 060 397 177*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au*
*Web:* ***www.ctgold.com.au***

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | Up to 74,180,000 (Seventy four million one hundred and eighty thousand) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | Pursuant to Offer to Great Mines Limited shareholders – 2 Charters Towers Gold Mines Limited shares for every 3 Great Mines Limited shares |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Scrip offer - takeover of Great Mines Limited by Charters Towers Gold Mines Limited pursuant to Bidder's Statement dated 22 October 2003. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | To be advised |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 404,548,587 | Ordinary fully paid Shares |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 6,389,641 options | Options expiring 9 December 2003 |
| 1,070,000 options | Options expiring 17 March 2004 |
| 2,500,000 options | Options expiring 30 May 2004 |
| 13 million options | Options expiring 1 January 2005 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

NOT APPLICABLE

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 11 November 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CHARTERS TOWERS GOLD

## *FOR IMMEDIATE RELEASE*

**11 November 2003**

# GOLD PRODUCTION MOVES CLOSER

Charters Towers Gold Mines (ASX Code 'CTO') will accelerate development of the Warrior Gold Mine at Charters Towers after a fully subscribed $1million capital raising. Following on from preparatory work earlier this year and recent dewatering, the on-site works will now accelerate with the preparation and construction of the decline portal site ready for mining.

The underground Warrior Gold Mine has a seven month development time and will mine high grade gold quartz veins, using the existing processing plant.

Development of the Warrior Mine is the first stage under the Gold Production Plan that will see gold production commence at 40,000 ounce annually and grow to 250,000 ounces annually over 5 years from a further 3 mines. Further capital raisings are being planned that will complete the funding, with pouring of gold scheduled for mid 2004.

***Roslynn Shand***
*Company Secretary*

*Charters Towers Gold Mines Limited ACN 060 397 177*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au*
*Web:* ***www.ctgold.com.au***

**The Australian Stock Exchange Limited**
**Level 5, 20 Bond Street, Sydney NSW 2000**
***FOR IMMEDIATE RELEASE***



CHARTERS TOWERS GOLD

**3 November 2003**

# CHARTERS TOWERS BID OFFER DISPATCHED

Charters Towers Gold Mines Limited (Charters Towers Gold - ASX Code 'CTO') has today dispatched the Bidder's Statement and Offer dated 22 October 2003 to all shareholders of Great Mines Limited (GM), a public unlisted company.

The offer will be 2 (two) shares in Charters Towers Gold for every 3 (three) Great Mines shares on issue.

The Offer period expires on 5 December 2003.

The takeover of GM will be subject to approval by CTO's shareholders at its Annual General Meeting on 28 November 2003.

CTO has a major advanced exploration and development project in the Charters Towers goldfield in Queensland. By obtaining GM and its mineral tenements CTO will achieve 100% ownership of the total goldfield. GM has been independently valued at between A$8.1 million and A$13.4 million.

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: 07 3870 8000 fax : 07 3870 8111
Email: brisbane@ctgold.com.au web: **www.ctgold.com.au**

**The Australian Stock Exchange Limited**
**FOR IMMEDIATE RELEASE**

# Quarterly Activities Report
# 30 September 2003

**HIGHLIGHTS**

- **Takeover bid for Great Mines**
- **Warrior Gold Mine development approaching**
- **Federal Treasurer launches Dubai gold operations**
- **Evolution to CitiGold Corporation**
- **Overseas share listing being considered**

The Quarter was an exciting period where we continued to build the Company's base for expansion and development into an integrated gold corporation. A part of this evolution is the proposal to shorten the company name to CitiGold Corporation.

The Company has a very substantial gold asset at Charters Towers and we are keen to increase worldwide investor access to this information. Therefore as the gold operations at Charters Towers expand we will expand communication with the Australian and international investment community.

## Takeover Bid For Great Mines Limited

Charters Towers Gold Mines Limited ('CTO' – ASX code) announced a takeover offer in August for Great Mines Limited (GM), a public unlisted company. The offer will be 2 (two) shares in Charters Towers Gold for every 3 (three) Great Mines shares on issue. GM is an established gold explorer and the largest shareholder in CTO.

Great Mines is the owner of the last few mineral tenements in the central area of the Charters Towers goldfield that CTO does not currently own. By obtaining GM and its mineral tenements CTO will achieve 100% ownership of the total goldfield. It is anticipated that GM and its subsidiaries will be absorbed into CTO under its management and control, if the bid is successful. GM was a founding shareholder in CTO.

Charters Towers Gold Mines has about 327 million shares on issue and Great Mines has about 110 million shares on issue. Full details of the offer are set out in the formal offer document (Bidder's Statement) being sent to all Great Mines shareholders. The takeover of GM will be subject to approval by CTO's shareholders.

This is a strategic move that will finally place 100% ownership of the rich Charters Towers goldfield in the hands of CTO.

## GOLD PRODUCTION PLAN

### Warrior Gold Mine

Joint Venture negotiations continue for the joint development of the Warrior and Sunburst gold mines at Charters Towers.

In addition we are actively pursuing acceleration of the Warrior Gold Mine development. Currently the open pit is being successfully dewatered below the planned underground decline portal location. In the near term this will allow us to expand into the major site works.

Mine planning design work on the Decline path, ventilation requirements and other infrastructure are continuing.

### Brilliant Gold Reef Project (BGRP)

Preparation is continuing on a new public offer, which was due to be released this quarter. Documentation is still in progress and in its current form, is dependent on feedback from the Australia Tax office. This offer may be available before the end of the December quarter. Completion of a successful public raising would see the third mine under the Gold Production Plan, the Brilliant Mine, move into gold production after the Warrior and adjacent Sunburst Mine.

Joint Venture and other funding negotiations continued with major investment parties and contractual terms are being clarified. We expect to make a further announcement about these negotiations in the near future.

## EXPLORATION

### Regional Exploration

Infill geochemical soil sampling was undertaken about 5 km south and southeast of Charters Towers city over the Santiago South, Pinnacle, Scandinavian, Mabel Jane West, Caroline, GSQ183687, Mt Cenis, Merrie Monarch, Monarch Creek and Black Jack deposits. Anomalous gold values of 3.8 g/t were detected near GSQ183687 and 2.2 g/t near Scandañavian.

Rock chip sampling was conducted on EPMs 10593, 10861, 13106, 13931, 8150 and 8564. Significant samples returned 9 g/t Au at the Scandinavian deposit, 4 g/t at the GSQ183687 prospect, 46 g/t from the GSQ 112657 prospect (3km SSW of Beary Creek West), 12.7 g/t on the Black Jack-Scandinavian trend, 63 g/t and 54 g/t from the Beary Creek West deposit and 15.2 g/t at the Warrior deposit. Nine samples at Beary Creek exceeded 12 g/t.

Mapping on the Warrior east area (where the Warrior Gold mine will commence underground gold production) has confirmed the continuity of the lode structure over one kilometre between the Washington pit (decline portal) and the Warrior east deposit. This opens up the potential for additional gold to be mined as part of this operation.

### Mineral Resources

Mineral Resource estimates were completed for the Annual Report, and a special report prepared covering the Great Mines Ltd leases as part of the takeover bid. Part of the Resource was moved to Ore Reserves following economic evaluation and mine design work for the Warrior East mine.

At September 30 2003 the total Mineral Resource was 3.7 million tonnes at 8.4 g/t Au containing one million ounces of gold in 26 separate geological entities. Contained within this Resource are:

| Classification | Tonnes | Grade |
|---|---|---|
| Probable Ore Reserve | 126 000 t | 6.6 g/t Au |
| Indicated Mineral Resources (underground) (includes Probable Ore Reserve) | 224 000 t | 7.5 g/t Au |
| Indicated Mineral Resource (open pit) | 95 000 t | 3.6 g/t Au |
| Inferred Mineral Resource | 3.4 million t | 8.6 g/t Au |
| Contained Gold | 1 million ounces | |

**Significant changes** from June 30 2002 include:

- Indicator kriging remodelling of E3 (Warrior East) and reclassification of Mineral Resources to Ore Reserves following mine design and economic evaluation
- Inclusion of leases formerly held under agreement
- Identification of two new ore bodies, C24 (Brilliant Deeps Footwall) following deep diamond drilling on the Brilliant Gold Reef Project, and E5 (Washington South)
- Recalculation of resources associated with the Brilliant and Sunburst areas following deep diamond drilling on the Brilliant Gold Reef Project
- Removal of Tailings resources following economic re-evaluation.

The mineral resource database includes 154 km of drilling (2271 holes) comprising 277 diamond-core holes (37 903m), 1234 RC holes (101 058m) and 760 other non-core holes (14 943m). The database also includes 936 mine face samples and 2439m of costeans. Details of other estimation criteria were published in the 1999 and 2000 Annual Reports.

**HEALTH, SAFETY AND ENVIRONMENT**

The company had another successful Quarter, with no serious incidents, Disabling or Lost Time Injuries reported and no reportable environmental incidents. Induction training was revised in the lead-up to the commencement of operations at Warrior Gold Mine.

The company manages its OHS & E risk with the NOSA Five Star integrated risk management system developed by the National Occupational Safety Association.

**CORPORATE**

## Federal Treasurer Launches Dubai Gold Operations

The Honourable Peter Costello MP, Treasurer for the Commonwealth of Australia, formally launched Charters Towers Gold Mines Limited's operations at a ceremony held in Dubai in September. This unique move by an Australian mining company of establishing a presence in the Middle East will complete the commercial supply chain in the city. It will enhance Dubai's image as a premier gold trading centre and afford the city a greater control of the world gold markets.

The Hon. Peter Costello said, "Gold and mining is an integral part of the Australia's trade and constitutes a large part of the economy. I also applaud Charters Towers' 'foresight in setting up a presence in Dubai to further strengthen the trade between the two countries." World Gold Council Marketing Manager Manisha McLeod said, "We congratulate Charters Towers in taking the initiative of coming to the City of Gold and we encourage their contribution to the promotion of gold in this region". Austrade has provided valuable support and contribution to the company's establishment of its operations in Dubai. Charters Towers Gold established the office at the Gold and Diamond Park to facilitate trade enquiries and gold investment opportunities.

## Evolution to CitiGold Corporation

Charters Towers Gold Mines Limited (CTGM) proposes to change its name to Citigold Corporation Limited (CitiGold). The name change is subject to shareholder approval at the Annual General Meeting to be held on 28th November in Sydney. The new shorter name of CiTiGold was chosen to encompass both our unique heritage, the 'CT' of Charters Towers and reflect the dynamic international gold strategy. This strategic evolution will broaden the company's appeal to international investors. The timing is co-incidental with the market's renewed interest in gold and our 10 year anniversary as a listed company.

## Overseas share listing being considered

The Company is investigating listing its shares on an overseas Stock Exchange. The Company has a very substantial gold asset at Charters Towers and we are keen to increase worldwide investor access to this information.

International investor access has the potential to further promote growth in the share price.

## BACKGROUND

Charters Towers Gold is a dynamic growing company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane. The Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields potential of 15 million ounces. To date CTGM has invested A$50 million redeveloping Australia's richest major goldfield.

**Internet, Email and Fax -**As more and more people connect to the internet, increasing numbers of CTGM shareholders are accessing the excellent and informative www.ctgold.com.au web site for information. Also shareholders have been advising us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

*Roslynn Shand*
*Company Secretary*
*31 October 2003*

***Charters Towers Gold Mines Limited ACN 060 397 177***
***19 Lang Parade, MILTON Q 4064 PO Box 1909 MILTON Q 4064***
***ph +61 7 3870 8000fax +61 7 3870 8111***
***email: info@ctgold.com.au***
***web: www.ctgold.com.au***

---

***The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:***

- *The information is based on, and accurately reflects, information compiled by **Mr Christopher Alan John Towsey**, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 30 060 397 177 | 30 Sept 2003 |

## Consolidated statement of cash flows

| | **Cash flows related to operating activities** | | Current quarter $A'000 | Year to date (3 months) $A'000 |
|---|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | | 7 | 7 |
| 1.2 | Payments for | (a) exploration and evaluation | (360) | (360) |
| | | (b) development | 0 | 0 |
| | | (c) production | 0 | 0 |
| | | (d) administration | (478) | (478) |
| 1.3 | Dividends received | | 0 | 0 |
| 1.4 | Interest and other items of a similar nature received | | 1 | 1 |
| 1.5 | Interest and other costs of finance paid | | (151) | (151) |
| 1.6 | Income taxes paid | | 0 | 0 |
| 1.7 | Other (provide details if material) | | 0 | 0 |
| | **Net Operating Cash Flows** | | **(981)** | **(981)** |
| | **Cash flows related to investing activities** | | | |
| 1.8 | Payment for purchases of: | (a)prospects | 0 | 0 |
| | | (b)equity investments | 0 | 0 |
| | | (c) other fixed assets | (1) | (1) |
| 1.9 | Proceeds from sale of: | (a)prospects | 0 | 0 |
| | | (b)equity investments | 0 | 0 |
| | | (c)other fixed assets | 0 | 0 |
| 1.10 | Loans to other entities | | 0 | 0 |
| 1.11 | Loans repaid by other entities | | 0 | 0 |
| 1.12 | Other (provide details if material) | | 0 | 0 |
| | **Net investing cash flows** | | **(1)** | **(1)** |
| 1.13 | Total operating and investing cash flows (carried forward) | | (982) | (982) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (982) | (982) |
| | ***Cash flows related to financing activities*** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 590 | 590 |
| 1.15 | Proceeds from sale of forfeited shares | 0 | 0 |
| 1.16 | Proceeds from borrowings | 0 | 0 |
| 1.17 | Repayment of borrowings | 0 | 0 |
| 1.18 | Dividends paid | 0 | 0 |
| 1.19 | Other (Conversion of Options) | 155 | 155 |
| | **Net financing cash flows** | **745** | **745** |
| | **Net increase (decrease) in cash held** | **(237)** | **(237)** |
| 1.20 | Cash at beginning of quarter/year to date | 554 | 554 |
| 1.21 | Exchange rate adjustments to item 1.20 | 0 | 0 |
| 1.22 | **Cash at end of quarter** | **317** | **317** |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 90 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 7,490 | 7,490 |
| 3.2 | Credit standby arrangements | Nil | Nil |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 100 |
| | **Total** | **200** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 317 | 554 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (Held by Third Parties) | - | - |
| | **Total: cash at end of quarter (item 1.22)** | **317** | **554** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | 13931 | 100% | Nil | 100% |
| 6.2 | Interests in mining tenements acquired or increased | Nil | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | Nil | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | **327,545,243** | **327,545,243** | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | **9,531,444** | **9,531,444** | **12 Cents** | **12 Cents** |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date* |
| | | **13,000,000** | **Nil** | *15 cents* | *1 January 2005* |
| | | **9,212,985** | **Nil** | *8 cents* | *9 December 2003* |
| | | **1,070,000** | **Nil** | *8 cents* | *17 March 2004* |
| | | **2,500,000** | **Nil** | *10 cents* | *30 May 2004* |
| 7.8 | Issued during quarter | **Nil** | **Nil** | | |
| 7.9 | Exercised during quarter | **700,500** | | *8 cents* | |
| | | **300,000** | | *10 cents* | |
| 7.10 | Expired during quarter | **Nil** | | | |
| 7.11 | **Debentures** *(totals only)* | **Nil** | | | |
| 7.12 | **Unsecured notes** *(totals only)* | **Nil** | | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 31 October 2003

Print name: Roslynn J Shand

## Additional Information

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 1,066,008 (One million and sixty six thousand and eight) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 8 cents exercise of options |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29 October 2003 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 330,368,587 | Ordinary fully paid Shares |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 6,389,641 options<br><br>1,070,000 options<br><br>2,500,000 options<br><br>13 million options | Options expiring 9 December 2003<br>Options expiring 17 March 2004<br>Options expiring 30 May 2004<br>Options expiring 1 January 2005 |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br><br>Note: Security holders must be told how their entitlements are to be dealt with.<br><br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | |
|---|---|
| 20 Names of any underwriters | |
| 21 Amount of any underwriting fee or commission | |
| 22 Names of any brokers to the issue | |
| 23 Fee or commission payable to the broker to the issue | |
| 24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 Date rights trading will begin (if applicable) | |
| 29 Date rights trading will end (if applicable) | |
| 30 How do +security holders sell their entitlements *in full* through a broker? | |
| 31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 29 October 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

**The Australian Stock Exchange Limited**
**Level 5, 20 Bond Street, Sydney NSW 2000**

***FOR IMMEDIATE RELEASE***
**27 October 2003**

# CHARTERS TOWERS EVOLVES INTO CITIGOLD

Charters Towers Gold Mines Limited (CTGM) proposes to change its name to Citigold Corporation Limited (CitiGold). The name change is subject to shareholder approval at the Annual General Meeting to be held on 28th November in Sydney.

The new shorter name of CiTiGold was chosen to encompass both our unique heritage, the 'CT' of Charters Towers and reflect the dynamic international gold strategy. This strategic evolution will broaden the company's appeal to international investors. The timing is co-incidental with the market's renewed interest in gold and our 10 year anniversary as a listed company.

To see the proposed new logo visit our web site www.ctgold.com.au.

The 2003 Annual Report and Notice of Meeting will be mailed to shareholders this week.

***Roslynn Shand***
***Company Secretary***
*Charters Towers Gold Mines Limited ACN 060 397 177*
*19 Lang Parade, Milton, Queensland, Australia*
*(PO Box 1909, Milton 4064)*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au*
*Web:* ***www.ctgold.com.au***

# Notice of Meeting

CHARTERS TOWERS GOLD

ABN 30 060 397 177

www.ctgold.com.au

**NOTICE IS HEREBY GIVEN**
**that the Tenth Annual General Meeting of Charters Towers Gold Mines Limited will be held at the Forresters Room, Radisson Hotel & Suites, 72 Liverpool Street, Darling Harbour, SYDNEY on Friday 28 November, 2003 at 4.00pm.**

## AGENDA

### BUSINESS

**A. Financial Statements and Reports**

To receive and consider the financial report, directors' report and auditor's report for the financial year ended 30 June 2003.

**B. ORDINARY RESOLUTIONS**

To consider and if thought fit pass each of the following resolutions as an ordinary resolution:

**1. Re-election of Director**

To re-elect as a Director of the Company, Mr John Foley, who retires in accordance with the Company's Consititution and being eligible, offers himself for re-election.

**2. Approval of Takeover bid for Great Mines Limited**

That in accordance with Australian Stock Exchange ('ASX') Listing Rule 10.1 and Chapter 2E of the Corporations Act and for the purpose of obtaining shareholder approval to the making of a bid for Great Mines Limited, shareholders approve:

(a) the Company bidding for the shares of Great Mines Limited in accordance with the terms and conditions outlined in the Bidders Statement; and

(b) the granting of a financial benefit to Mr Mark James Lynch, the Managing Director of the Company, and to Mr James Joseph Lynch, the father of Mr Mark James Lynch and a director of Great Mines Limited, in the event that the bid is successful.

**Voting Exclusion Statement:** *The Company will disregard any votes cast on the resolution by Mark James Lynch, James Joseph Lynch and Great Mines Limited or any associate of Mark James Lynch, James Joseph Lynch or Great Mines Limited. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

**C. SPECIAL RESOLUTION**

To consider, and if thought fit, pass the following resolution as a special resolution:

**3. Change of Name**

To change the name of the company to CITIGOLD CORPORATION LIMITED.

### PROXIES

*Any member entitled to attend and vote may appoint a proxy to attend and vote on the member's behalf. A proxy need not be a member of the Company. A member who is entitled to cast two (2) or more votes at the meeting may appoint two (2) proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Proxy forms executed by companies must be in accordance with the Corporations Act. A proxy form is enclosed with this notice. To be valid, all proxy forms must be lodged at the Brisbane office of the Company not less than 48 hours before the time fixed for the meeting. Proxy forms may be submitted by post to PO Box 1909, Milton Queensland 4064, Australia, or sent by facsimile to 61 7 3870 8111.*

By Order of the Board
R J Shand, Company Secretary
17 October 2003


**Charters Towers Gold Mines Limited** ABN 30 060 397 177

**19 Lang Parade Milton Qld 4064 Australia** **PO Box 1909 Milton Qld 4064 Australia**
**Telephone: +61 7 3870 8000** **Facsimile: +61 7 3870 8111**
**Email: info@ctgold.com.au** **Website: www.ctgold.com.au**

# EXPLANATORY MEMORANDUM

This Explanatory Memorandum provides information for shareholders in respect of the business to be considered at the Annual General Meeting of the Company to be held on Friday 28 November 2003 at 4.00pm, Radisson Hotel & Suites, 72 Liverpool Street, Darling Harbour Sydney, NSW.

**A. Financial report and directors' and audit report**

Please refer to the 2003 Annual Report which accompanies this notice.

**B. Ordinary Resolutions**

**Item 1. Election of Director**

Mr Foley has been on the Company's board for the past 9.5 years as the non-executive Chairman (9 years) and Deputy Chairman (6 months). Graduating in law from the University of Sydney in 1969, Mr Foley was admitted to practise as a barrister in New South Wales in 1971. He was called to the Irish Bar in 1989 and admitted as a Member of the Honourable Society of Kings' Inns in Dublin. Mr Foley has over 30 years' experience in the gold mining industry, has been a guest speaker at the World Gold Council in New York and is a Director of the Australian Gold Council.

Directors (other than Mr Foley) recommend that shareholders vote in favour of this resolution. Mr Foley makes no recommendation in relation to this resolution as he is interested in its outcome.

**Item 2. Approval of takeover bid of Great Mines Limited**

Pursuant to the provisions of Listing Rule 10.1 and Chapter 2E of the Corporations Act and for the purpose of obtaining shareholder approval to the making of a bid for Great Mines Limited, shareholders approval is sought for:

(a) the Company bidding for the shares of Great Mines Limited in accordance with the terms and conditions outlined in the Bidders Statement; and

(b) the granting of a financial benefit to Mr Mark James Lynch, the Managing Director of the Company , and to Mr James Joseph Lynch, the father of Mr Mark James Lynch and a director of Great Mines Limited , in the event that the bid is successful.

The obtaining of shareholder approval to a takeover bid is not a usual practice. However, for the purposes of making full and frank disclosure to shareholders and upholding responsible and open corporate governance practices, the Company is seeking approval of the bid due to the two related parties involved in the transaction.

Mr Mark Lynch, as a director of the Company, is a related party of the Company pursuant to the provisions of Chapter 2E of the Corporations Act. Mr Mark Lynch is also the holder of 100,000 shares in Great Mines Limited and will receive a financial benefit by way of the issue to him of shares in the Company if he accepts the offer made for shares in Great Mines Limited. Mr James Lynch is the father of Mr Mark Lynch and accordingly is also a related party of the Company pursuant to the provisions of Chapter 2E of the Corporations Act. Mr James Lynch directly and indirectly owns 83,945,119 shares in Great Mines Limited and will receive a benefit by way of the issue to him of shares in the Company should he accept the offer made for shares in Great Mines Limited.

The takeover proposal was announced on 19 August 2003. The offer is 2 Company shares for every 3 Great Mines Limited shares. The Bidders Statement was released to the market on 20 October 2003 and was dispatched to Great Mines Limited shareholders on 27 October 2003. The offer will close on 5 December 2003 and is conditional upon the approval of the Company's shareholders. A copy of the Bidders Statement accompanies this Notice of Meeting and Explanatory Memorandum

Great Mines Limited is a junior mineral explorer established in 1969. It holds interests in 14 prospective wholly owned mineral properties located on the Charters Towers Goldfield. Great Mines Limited is not currently engaged in gold production.

**The Company believes the takeover is a strategic move that makes sound commercial sense. It will give the Company 100% ownership of the Charters Towers Goldfield, the first time in history that one company has owned all of the mining tenements in the township. The opinion of the Independent Expert as set out in the Report marked Appendix AA is that the proposed terms of the takeover are not fair but are reasonable having regard to the interests of CTGM non-associated shareholders.**

Great Mines Limited currently holds 29,675,596 shares or 9.01% in the Company. In the event that the bid is approved and is successful, there will be a 22% increase in the number of ordinary shares on issue in the Company if all shareholders of Great Mines Limited accept the bid. Shareholders who do not also hold shares in Great Mines Limited will have their holding in the Company diluted correspondingly. Shareholders who hold shares in both Great Mines Limited and the Company will also be diluted, but to a lesser extent depending on the size of their shareholding in Great Mines Limited. The effects upon the capital structure of the Company are detailed in Annexure D to the Bidders Statement.

Pursuant to the provisions of Section 219 of the Corporations Act, the following information is provided to shareholders:-

| | |
|---|---|
| **The related parties to whom the proposed financial benefit is to be given** | Mark James Lynch<br>James Joseph Lynch |
| **The proposed financial benefit to be given** | Mark James Lynch 66,666 shares<br>James Joseph Lynch 55,963,412 shares |
| **Directors Recommendation** | Mr Mark Lynch is the Managing Director of the Company. He does not make any recommendation in respect of this resolution as he has a material personal interest in the outcome of the resolution.<br><br>Messrs Foley and Barns, the other directors of the Company recommend that shareholders vote in favour of the resolution. All of the directors of the Company were available to consider the resolution |
| **Terms of the Securities** | The shares issued will rank on equal terms with current ordinary fully paid shares. |

| | |
|---|---|
| **Effect of Issue on existing holders of Securities** | Currently the Company has an issued capital of 329,302,579 shares.<br><br>If the shareholders approve this resolution, and the bid for shares in Great Mines Limited then the issue of 66,666 shares to Mark James Lynch and 55,963,412 shares to James Joseph Lynch and associated parties will result in an increase of 56,030,078 ordinary shares on issue to 385,332,657 and a dilution of 17% in the holding of existing shareholders.<br><br>Mark James Lynch currently holds directly 110,666 ordinary shares and 8 million options, exercisable at 15 cents each on or before 1 January 2005 in the Company.<br><br>James Joseph Lynch currently holds directly and indirectly 54,594,907 ordinary shares in the Company. |
| **Value of the benefit conferred on Mark James Lynch and James Joseph Lynch** | At the date of this notice, the shares in Great Mines Limited are not listed. The independent valuation by Terence Willsteed & Associates, contained in the attached Bidders Statement, provides a valuation range for Great Mines Limited shares of 7.3 cents (low) to 12.1 cents (high).<br><br>Based on the independent valuation range from 7.3 cents to 12.1 cents, Mr Mark James Lynch holds directly 100,000 shares valued from $7,300 to $12,100 and Mr James Joseph Lynch holds directly and indirectly 83,945,119 shares in Great Mines Limited valued from $6,127,993 to $10,157,359.<br><br>Under the terms of the offer, shareholders in Great Mines will receive 2 shares in the Company for every 3 shares they hold in Great Mines Limited. As at 17 October 2003, Mr Mark James Lynch would receive 66,666 shares in the Company pursuant to the terms of the bid and Mr James Joseph Lynch would receive 54,594,907 shares in the Company.<br><br>The shares of the Company are listed on the ASX and as at the date of this Notice were trading at 29.5 cents. The benefit to the related parties can be calculated by reference to the trading price of the ordinary shares of the Company on the ASX, less the value of the shares held in Great Mines Limited.<br><br>Accordingly the value of the benefit conferred on Mr Mark James Lynch will range from $7,566 to $12,366 and the value of the benefit conferred on Mr James Joseph Lynch will range from $5,948,138 to 9,977,504.<br><br>The shares issued to Mr Mark James Lynch and Mr James Joseph Lynch will be escrowed for a period of 12 months from the date of issue. |

**The attached Bidders Statement sets out in full the terms and conditions of the bid.**

*The following voting exclusion statement applies:-*

The Company will disregard any votes cast on the resolution by Mark James Lynch, James Joseph Lynch and Great Mines Limited or any associate of Mark James Lynch, James Joseph Lynch and Great Mines Limited. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Chairperson has no conflict of interest in relation to the resolution and intends to vote open proxies in the affirmative on the resolution at the meeting.

**Item 3. Change of Name to Citigold Corporation Limited**

This Explanatory Memorandum provides information relating to Resolution 4 to be put to the meeting. The item is a special resolution and as such, to be passed, requires the approval of 75% of shareholders being eligible to vote, voting in person or by proxy at the Meeting.

The Company proposes the change of name to reflect its expanding orientation. Whilst the commencement of mining is the primary focus of the company at this time, it is also proposed that the company expand its operations nationally and internationally.

The new name was chosen to retain both our unique heritage and reflect the modern international strategy. The timing is co-incidental with the market's renewed interest in gold and our 10 year anniversary as a listed Company.

The heritage component includes:

- The 'C and T' of Charters Towers remains prominent in the name 'CiTiGOLD',
- The 'Gold' focus in the name is retained; and
- Charters Towers is known as the Gold City or City of Gold.

The new name will:

- Broaden our appeal to international investors
- Allow the expansion of our 'operations' outside Charters Towers.

The Chairperson has no conflict of interest in relation to the resolution and intends to vote open proxies in the affirmative on the resolution at the meeting. All Directors recommend that shareholders vote in favour of this resolution.

# Proxy Form Annual General Meeting

CHARTERS TOWERS GOLD

ABN 30 060 397 177

www.ctgold.com.au

I/We ______________________________

*(Full Name/s)* ______________________________

______________________________

of ______________________________

*(Full Address)* ______________________________

being a member/members of CHARTERS TOWERS GOLD MINES LIMITED, hereby appoint/s:

______________________________

*Full Name of Proxy* ______________________________

______________________________

*Full Address of Proxy* ______________________________

or, if I/We have not nominated a proxy or, if the nominee is absent from the meeting, the chairperson of the meeting as my/our proxy to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the Annual General Meeting of the Company to be held on Friday 28 November, 2003 commencing at 4.00pm and at any adjournment of the meeting. The chairperson intends to vote undirected proxies in favour of all resolutions.

**IMPORTANT:** If the chairperson of the meeting is your nominated proxy, or may be appointed by default, and you do not *wish to direct your proxy how to vote, please place a cross in this box. By marking this box, you acknowledge* that the chairperson may exercise your proxy even if the chairperson has an interest in the outcome of the resolution and votes cast by him, other than as proxy holder, will be disregarded because of that interest. [ ]

**Voting directions to your proxy – please mark X to indicate your directions**

| **Ordinary Resolutions** | **For** | **Against** | **Abstain*** |
|---|---|---|---|
| 1. To re-elect Mr John Foley as a Director of the Company | [ ] | [ ] | [ ] |
| 2. To approve:<br>(a) the Company bidding for the shares of Great Mines Limited in accordance with the terms and conditions outlined in the Bidders Statement; and<br>(b) the granting of a financial benefit to Mr Mark James Lynch, the Managing Director of the Company, and to Mr James Joseph Lynch, the father of Mr Mark James Lynch and a director of Great Mines Ltd in the event that the bid is successful. | [ ] | [ ] | [ ] |
| **Special Resolution** | | | |
| 3. To change the Company name to CITIGOLD Corporation Limited | [ ] | [ ] | [ ] |

** If you mark the abstain box for a particular item you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.*

Signature ______________________ *Signed this* ________ *day of* ________________ 2003.

## Proxy Instructions

1. Any appointed proxy must be a natural person.
2. A member who is entitled to cast two (2) or more votes may appoint one (1) or two (2) proxies to attend and vote at a meeting. If you appoint another proxy you should insert the proportion or number of your voting rights given to the proxy named in this form. If you do not insert this proportion or number then each proxy may exercise half of your votes. An additional proxy form for the other proxy will be supplied on request.
3. Joint holders should all sign this form. Companies should execute this form under common seal or by an officer or attorney duly authorised. If this form is executed under Power of Attorney, a certificate of non-revocation of Power of Attorney should be completed. The Power of Attorney should be sent with this form if it has not already been noted by the Company.
4. To be effective the proxy form must be received by the Company at least 48 hours before the meeting. The proxy form will be received by the Company if received at Charters Towers Gold Mines Limited, PO Box 1909, MILTON QLD 4064 or faxed to: Attention: Company Secretary, Charters Towers Gold Mines Limited, Fax: (07) 3870 8111.

This is an important document and requires your immediate attention

# OFFER

## TO GREAT MINES LIMITED SHAREHOLDERS

**To acquire all of the ordinary shares in GREAT MINES LIMITED ACN 010 506 251 by issuing two (2) Charters Towers Gold Mines Limited ABN 30 060 397 177 shares for every three (3) of your Great Mines Limited ACN 010 506 251 shares**

**CONTENTS**



## IMPORTANT INFORMATION

| KEY DATES | |
|---|---|
| **Offer announced** | **19 August 2003** |
| **Date of Offer** | **20 October 2003** |
| **CLOSE OF OFFER** | **5 December 2003**<br>(unless extended) |

**HOW TO ACCEPT THIS OFFER**

**Sign and return the enclosed acceptance form** by posting it in the envelope provided to:

**Charters Towers Gold Mines Limited**
**PO Box 1909 Milton QLD 4064 Australia**

**IMPORTANT NOTICE** - This booklet contains a Bidder's Statement given by Charters Towers Gold Mines Limited ABN 30 060 397 177 (CTGM) pursuant to Part 6.5 of Chapter 6 of the Corporations Act.

The information in the front section of this booklet should be read together with the detailed information set out in the Bidder's Statement. Terms used in the front section of this booklet have the same meaning given to them in the Bidder's Statement.

You should read the Bidder's Statement before deciding whether to accept the Offer. You may also wish to consult your financial or legal adviser. CTGM has not had any access to information concerning Great Mines other than that in the public domain. Information in the Bidder's Statement concerning Great Mines has not been independently verified. CTGM does not, subject to the Corporations Act, make any representation, express or implied, as to the accuracy or completeness of this information.

CHARTERS TOWERS GOLD

20 October 2003

**Dear Great Mines Shareholder**

On 19 August 2003, Charters Towers Gold Mines Limited (CTGM) announced an Offer to acquire all the shares in Great Mines Limited (Great Mines) subject to the terms set out in the Bidder's Statement. The Offer is two (2) CTGM shares for every three (3) Great Mines shares.

The Offer makes sense for all parties and in particular provides a number of significant benefits for Great Mines shareholders:

- The marketability of your shares should be improved because CTGM is a public listed company on the Australian Stock Exchange enabling shares to be readily traded.
- CTGM is a dynamic resource company undertaking a world class project located at Charters Towers in North Queensland - historically Australia's richest major goldfield.
- CTGM has established environmental expertise.
- CTGM has developed innovative and successful project funding mechanisms.
- Innovative thinking is also found in CTGM's application of mining technologies. New systems are being applied at Charters Towers, which potentially could be utilised in Great Mines projects.
- A combined group would have 100% ownership of the Charters Towers Goldfield which would enable development under a focused and experienced management team.
- 100% ownership of the goldfield and future development by CTGM should enhance the investment potential of CTGM shares.

Gold mining is changing in Australia. Major producers are merging or under takeover. This strategy provides corporate entities with greater flexibility and 'weight" in the market and financing opportunities. There is no reason why smaller resource groups and exploration companies should not follow the same strategy. The achievement of a 100% ownership of the mining tenements by CTGM in Charters Towers will mean greater opportunities are available for raising funds for exploration, development and mining on a number of exploration sites within the goldfield.

The Bidder's Statement attached to this letter sets out details of the offer. Please read it carefully and consult your financial adviser. You are welcome to contact CTGM via telephone 07 3870 8000, fax 07 3870 8111 or email brisbane@ctgold.com.au. **To accept the Offer, shareholders should sign and return the enclosed acceptance form to CTGM** in the envelope provided.

We look forward to your acceptance of the Offer and to welcoming you as a Charters Towers Gold Mines Limited shareholder.

Yours sincerely

Chairman
John J Foley

# THE CHARTERS TOWERS GOLD MINES STORY

Charters Towers Gold Mines Limited (CTGM) is a dynamic, growing resource company, which has over one million ounces of gold in its resource table. The company's focus has been on the rich Charters Towers goldfield, where it has invested over $50 million since 1993. CTGM has completed over 92,000 metres of drilling, constructed a gold processing plant, established infrastructure and services, created an underground access to 238 metres in depth and established ventilation shafts and dewatering systems. CTGM has also compiled an extensive database on the goldfield using old mine records, surveys and previous drilling results. CTGM has completed extensive exploration activities to increase its mineral resources and geological knowledge to establish a viable resource capable of supporting long term mining operations, with the expectation of commencing gold production in 2004. CTGM is currently not producing gold from its mineral tenements and no revenue from gold sales has been received over the previous 12 months. The assets of the company at June 30, 2003 represent a net asset backing of approximately 12.25 cents per share.

CTGM has released the Gold Production Plan ('GPP') dated 27 September 2002. The GPP outlines the strategy with which to take gold production to 250,000 ounces per year over a five-year production period and maintain this production level for a total of 30 years, to produce a total of 6.8 million ounces. From a management perspective, the GPP will serve as a guide for future investment, cashflow planning and full development of the central goldfield. A full copy of the GPP is available at www.ctgold.com.au.

Respected independent consulting mining engineers group Tennent, Isokangas Pty Ltd have endorsed CTGM's Gold Production Plan. The report concludes that "the Gold Production Plan is a fair representation of the potential to identify a resource of the order of 15Moz to a depth of 2000m at Charters Towers. With strong project management it should be feasible to subsequently mine this gold potential economically at the rate of 250,000 oz Au per annum, within normal bounds of mining risk." A full copy of the engineers' report is available at www.ctgold.com.au.

CTGM has opened an office in Dubai with the aim of becoming part of a dynamic and expanding marketplace and to form a trade and investment alliance with a marketplace that understands the gold business. This office will enable CTGM to move closer to the customer when it commences shipping gold. It is part of an innovative and integrated plan to build the 'Charters Towers' brand.

CTGM has also entered into a Heads of Agreement with Transfield Services Limited to establish an alliance contract for this company to provide project management services associated with the development of the giant Charters Towers goldfield. CTGM believes this alliance will ensure that the objectives of the Gold Production Plan are achieved. Transfield Services Limited has extensive experience at successfully implementing leading technologies and project managing the completion of projects on time and within budget. This company is a leading provider of maintenance services in the mining and other heavy industry sectors.

# WHY THE TAKEOVER MAKES GOOD SENSE

The Charters Towers area is an advanced exploration and development project, with a total Mineral Resource of over one million ounces of gold (3.7 million tones at 8.4 grams of gold per tonne) and the potential for significantly more gold resources.

CTGM has established granted mining leases and all the required infrastructure to commence gold production.

CTGM will effectively gain 100% ownership of the Charters Towers Goldfield, the first time in history that one company has owned all of the mining tenements in the township.

Charters Towers has in place the management structure and expertise to progress to gold production.

Forward thinking, innovative ideas particularly with fund raising and mining technology.

## REASONS TO ACCEPT THE OFFER

- ✓ Great Mines is an unlisted public company. Future growth by Great Mines will require substantial capital input prior to achieving any cash flow. Great Mines doesn't have the capital or available assets to complete projects or undertake production.
- ✓ CTGM has an established management team with extensive exploration and mining experience.
- ✓ CTGM has well established and advanced projects. A merged entity would have access to diversified opportunities and the efficient utilization of technical resources.
- ✓ Opportunities exist to achieve efficiencies in project management and costs through shared resources such as tenement administration, accounting, legal and other operational expenses.

## KEY OFFER TERMS

| | |
|---|---|
| **OFFER PRICE** | Two (2) Charters Towers Gold Mines Limited shares for every Three (3) Great Mines Limited shares |
| **SCHEDULED CLOSING DATE** | **5 December 2003** |
| **PAYMENT** | All scrip |
| **TAX CONSEQUENCES** | The Tax consequences are set out in section 12 of the Bidder's Statement |
| **NO FEES** | There are no commissions payable to third parties |
| **TERMS/CONDITION** | The Offer is subject to the terms set out in sections 2.8, 2.9 and 2.10 of the Bidder's Statement. |

## WHAT YOU SHOULD DO NEXT

### Accept this Offer and take advantage of this opportunity

**To accept the Offer:**

***Sign and return the enclosed acceptance form*** by posting it in the prepaid envelope provided to:

**Charters Towers Gold Mines Limited**
**PO Box 1909**
**Milton QLD 4064**
**Australia**

**FURTHER INFORMATION**

If you wish to discuss the procedures for accepting the Offer, misplaced your acceptance documentation, or have any questions or wish to discuss any aspect of the Offer please contact:

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited
Phone : 07 3870 8000
Fax : 07 3870 8111
Email : brisbane@ctgold.com.au
Website: www.ctgold.com.au

CHARTERS TOWERS GOLD

ABN 30 060 397 177

**THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION**

If you are in doubt as to how to act, you should consult your financial or legal adviser as soon as possible.

# BIDDER'S STATEMENT

**OFFER BY**

## CHARTERS TOWERS GOLD MINES LIMITED
## ABN 30 060 397 177

**TO ACQUIRE**
**ALL OF THE ORDINARY SHARES IN**

## GREAT MINES LIMITED
## ACN 010 506 251

by issuing two (2) Charters Towers Gold Mines Limited shares

for every three (3) Great Mines Limited shares

The Bidder's Statement was lodged on 20 October 2003 under section 633 of the Corporations Act

# TABLE OF CONTENTS

**Lodgment under the Corporations Act**
A copy of the Bidder's Statement was lodged with the ASIC on 20 October 2003.

This Bidder's Statement is given by Charters Towers Gold Mines Limited ABN 30 060 397 177, the Bidder, to Great Mines Limited ACN 010 506 251, the target, pursuant to Part 6.5 of the Corporations Act.

**Date of Bidder's Statement, Bidder's Statement and Offer**
This Bidder's Statement is dated 20 October 2003 which is the date on which a copy of his Bidder's Statement was lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the contents of the Bidder's Statement.

**Defined terms**
A number of defined terms are used in the Bidder's Statement. Unless the contrary intention appears, the context requires otherwise or words are defined in section 1 of the Bidder's Statement, words and phrases in this Bidder's Statement have the same meaning and interpretation as in the Corporations Act.

**Approval of Bidder's Statement**
The Bidder's Statement has been approved by a unanimous resolution passed by the Directors of CTGM.

**What is CTGM offering to buy?**
CTGM is offering to acquire all of the ordinary shares in Great Mines. This document is a Bidder's Statement. The Bidder's Statement contains the formal terms of the Offer (set out in section 2 of the Bidder's Statement) and other information relevant to your decision to accept the Offer.

**If you accept the Offer, CTGM will be entitled to all Rights in respect of your Great Mines shares. You may accept this Offer in respect of all or part of the Great Mines shares held by you.**

## SECTION 1

# DEFINITIONS AND INTERPRETATION

**1.1 Definitions**

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

**A$ or $** means Australian dollars.

**Acceptance Form** means the acceptance form which accompanies the Bidder's Statement.

**All Ordinaries Index** means the All Ordinaries Index of ASX.

**ASIC** means the Australian Securities and Investments Commission.

**ASX** means Australian Stock Exchange Limited ACN 008 624 691.

**ASX Listing Rules** means the listing rules of the ASX.

**Bidder's Statement** means the statement made pursuant to the Corporations Act which has been served on Great Mines in relation to the Takeover Bid of which the Offer forms part.

**CGT** means the Australian capital gains tax.

**CTGM** means Charters Towers Gold Mines Limited ABN 30 060 397 177

**Complying Superannuation Fund** has the meaning given in the Superannuation Industry (Supervision) Act 1993 (Cwlth)

**Corporations Act** means the Corporations Act of Australia (as in force at the date of the Bidder's Statement).

**GST** means the Australian goods and services tax.

**Great Mines** means Great Mines Limited ACN 010 506 251.

**Offer** means CTGM's offer to acquire Great Mines shares as contained in section 2 of this Bidder's Statement.

**Offer Period** means the period during which the Offer will remain open for acceptance in accordance with section 2.2 of this Bidder's Statement.

**Public Authority** means any government or governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It includes any self-regulatory organisation established under statute or any stock exchange.

**Rights** means all accretions, rights or benefits of whatever kind attaching to or arising from the Great Mines shares directly or indirectly at or after the date of this Bidder's Statement including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Great Mines.

**Takeover Bid** means the takeover bid constituted by the dispatch of the Offer.

**Target's Statement** means the document issued by Great Mines in response to the Offer.

**Year** means year ending 30 June.

**1.2 Interpretation**

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

(1) other words and phrases have the same meaning, if any, given to them in the Corporations Act;
(2) words importing a gender include any gender;
(3) words importing the singular include the plural and vice versa;
(4) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;
(5) a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;
(6) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws issued under that statute;
(7) headings and boldings are for convenience only and do not affect the interpretation of this Bidder's Statement;
(8) a reference to time is a reference to time in Brisbane, Australia;
(9) a reference to writing includes telex and facsimile transmissions;
(10) a reference to dollars, $, A$, cents, c and currency is a reference to the lawful currency of the Commonwealth of Australia;
(11) a reference to a word "including" means including without limitation.

## SECTION 2

## THE OFFER

**2.1 Offer**

(1) CTGM offers to acquire all Great Mines shares, subject to the terms set out in this Offer, by issuing two (2) CTGM shares for every three (3) of your Great Mines shares.

(2) Subject to section 2.4(b) below, you may accept this Offer in respect of all or part of your Great Mines shares.

(3) If you become entitled to a fraction of a CTGM share that fraction will be disregarded and rounded down.

(4) CTGM shares issued in accordance with the Offer will rank equally with all issued CTGM shares on and from the date of issue subject to no Great Mines dividend being declared prior to the consideration under the Offer being paid.

(5) If you accept this Offer, CTGM is entitled to all Rights (including dividends) in respect of your Great Mines shares.

**2.2 Offer Period**

This Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 5.00pm (Brisbane time) on 5 December 2003, unless withdrawn or extended in accordance with the Corporations Act.

**2.3 Official quotation of CTGM shares**

(1) The consideration offered by CTGM under the Offer is two (2) CTGM shares for every three (3) of your Great Mines shares. The shares offered as consideration will be issued by CTGM and will rank equally with CTGM shares currently on issue.

(2) CTGM has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration have been granted official quotation by ASX.

(3) *An application will be made within seven days after the start of the bid period to ASX for the granting of official* quotation of the CTGM shares to be issued. However, official quotation is not granted automatically on application, but under normal circumstances, official quotation should follow.

**2.4 Who may accept**

**(a) Offerees**

(1) An Offer in this form and bearing the same date is being made and will be sent to each holder of Great Mines shares registered in the Great Mines share register at 9.00am (Brisbane time) on the date specified by CTGM under section 633(2) of the Corporations Act; and

(2) This Offer extends to any person who becomes registered or entitled to be registered as the holder of any of your Great Mines shares during the Offer Period.

**(b) Trustees and nominees**

(1) During the Offer Period:

(a) any person who is able to give good title to a parcel of your Great Mines shares may accept (if they have not already accepted an offer in the form of this Offer) as if an offer on terms identical with this Offer has been made to them; and

(b) a person who holds one or more parcels of Great Mines shares as trustee or nominee, or otherwise on account of another person, may accept as if a separate offer had been made in relation to:

(i) each of those parcels; and

(ii) any parcel they hold in their own right.

(2) A person is taken to hold Great Mines shares if the person is, or is entitled to be registered as, the holder of those Great Mines shares.

(3) A person is taken to hold Great Mines shares on trust for, as nominee for, or on account of another person if they:

(a) are entitled to be registered as the holder of particular Great Mines shares; and

(b) hold their interest in the Great Mines shares on trust for, as nominee for, or on account of another person.

(4) With respect to a person who may accept under section 2.4(b)(1) as if a separate offer is taken to be made to a person for a parcel of Great Mines shares within a holding, an acceptance of that offer is ineffective unless:

(a) the person gives CTGM a notice stating that the Great Mines shares consist of a separate parcel; and

(b) the acceptance specifies the number of Great Mines shares in the parcel.

(5) A notice under section 2.4(a) must be made in writing.

(6) A person may, at any time, accept for two or more parcels as if there had been a single offer for a separate parcel consisting of those parcels.

### 2.5 How to accept this Offer

**(a) General**

(1) You may accept this Offer at any time during the Offer Period.

**(b) Certificated Shares**

Your Great Mines shares are certificated and held on Great Mines' subregister. To accept this Offer, you must:

(1) **complete** and **sign** the Acceptance Form enclosed with this Bidder's Statement (and which forms part of this Offer), in accordance with the terms of this Offer and the instructions on that form; and

(2) ensure that the Acceptance Form, Share Certificate and any documents required under the terms of this Offer and the instructions on the form are **received before the expiry of the Offer Period** at the following address:

| **Mailing Address details** | **Delivery Address details** |
| --- | --- |
| Charters Towers Gold Mines Limited | Charters Towers Gold Mines Limited |
| PO Box 1909 | Unit 5a, 19 Lang Parade |
| MILTON QLD 4064 | MILTON QLD 4064 |

**(c) Receipt of Acceptance Form**

(1) To accept this Offer by completing the Acceptance Form, you should **complete** and **sign** the Acceptance Form in accordance with the instructions on it, and return it together with the Share Certificate and any necessary documents so that it is received by CTGM before the end of the Offer Period.

(2) The return of the Acceptance Form by facsimile does not satisfy the requirements for acceptance in sections 2.5(b) and (c) above (unless you have made prior arrangements with CTGM).

(3) If your Acceptance Form is returned by post, it will be deemed to be received before the end of the Offer Period if the envelope in which it is sent is post-marked before the end of the Offer Period (even if received by CTGM after that time).

**(d) Lost Share Certificates**

If your Share Certificate has been lost or destroyed, a Statutory Declaration will need to be provided to CTGM. **Please contact CTGM and a Statutory Declaration form will be forwarded to you for signing and return to CTGM.**

### 2.6 The effect of Acceptance

(1) By signing the Acceptance Form and returning it to CTGM in accordance with section 2.5 above or otherwise accepting this Offer in accordance with section 2.5 above, you will have:

(A) accepted this Offer (and each variation of this Offer) in respect of your Great Mines shares;

(B) agreed to transfer to CTGM your Great Mines shares;

(C) irrevocably authorised CTGM to complete your Acceptance Form, by rectifying any errors in or omissions from it as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of your Great Mines shares to CTGM;

(D) represented and warranted to CTGM that your Great Mines shares will, at the time of transfer to CTGM, be fully paid up and CTGM will acquire good title and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions of any kind of transfer;

(E) irrevocably appointed CTGM or any nominee (or Nominees) of CTGM as your attorney to exercise all your powers and rights attaching to your Great Mines shares. This includes, without limitation, powers and rights to requisition, convene, attend and vote at all general meetings of Great Mines from the time of the contract resulting from your acceptance of this Offer, until the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, the registration of CTGM as the holder of those shares;

(F) agreed that in exercising the powers conferred by the power of attorney in section 2.6(1)(E) above, CTGM or its nominee is entitled to act in the interests of CTGM;

(G) agreed not to attend or vote at any general meeting of Great Mines or to exercise or purport to exercise any of the powers conferred on CTGM or its nominee in section 2.6(1)(E) above;

(H) agreed to fully indemnify CTGM in respect of any claim or action against it for any loss, damage or liability whatsoever incurred by it as a result of you not producing your share certificate or in consequence of the transfer of your Great Mines shares being registered by Great Mines without production of your share certificate.

(I) agreed to accept any CTGM shares, to which you have become entitled by the acceptance of this Offer, subject to the constitution of CTGM, and have authorised CTGM to place your name on the register of shareholders in respect of those CTGM shares;

(J) irrevocably authorised and directed Great Mines to pay to CTGM or to account to CTGM for all dividends and other distributions and entitlements which are declared, paid, made, or otherwise arise or accrue after the date of this Bidder's Statement in respect of your Great Mines shares which it acquires pursuant to this Offer. If this Offer is withdrawn, CTGM will account to you for any such dividends, distributions and entitlements received by CTGM;

(K) authorised CTGM to notify Great Mines on your behalf, that your address, for the purpose of serving notices upon you in respect of your Great Mines shares which CTGM acquires pursuant to this Offer, is such address as is specified by CTGM in the notification; and

(2) CTGM may at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one of the requirements for acceptance has not been complied with.

(3) CTGM will provide the consideration to you in accordance with section 2.7, in respect of any part of an acceptance determined by CTGM to be valid.

(4) Where you have satisfied the requirements for acceptance in respect of only some of your Great Mines shares, CTGM may in its discretion regard the Offer to have been accepted in respect of those Great Mines shares, but not the remainder.

**2.7 When will you receive payment**.

(1) Subject to section 2.7(3) and to the Corporations Act, if you have accepted this Offer, CTGM will provide the consideration as set out in section 2.1(1) to you on or before the earlier of:

(A) one month after the Offer becomes unconditional; or

(B) 21 days after the end of the Offer Period.

(2) Where the Acceptance Form requires an additional document to be given (eg a power of attorney):

(A) if that document is given with your acceptance, CTGM will provide payment in accordance with section 2.7(1);

(B) if that document is given after acceptance and before the end of the Offer Period, CTGM will provide the consideration to you by the earlier of:

(i) within one month after the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period;

(C) if that document is given after acceptance and before the end of the Offer Period, CTGM will provide the consideration to you by the earlier of:

(i) within one month after the Offer becomes unconditional; or

(ii) 21 days after the end of the Offer Period;

(D) if that document is given after the end of the Offer Period, CTGM will provide the consideration to you within 21 days after that document is given.

(3) If you accept this Offer, CTGM is entitled to all Rights in respect of your Great Mines shares. CTGM may require you to provide all documents necessary to vest title to those Rights in CTGM, or otherwise to give it the benefit or value of those Rights. If you do not do so before CTGM has provided the consideration to you, CTGM will be entitled to deduct the amount or value as reasonably assessed by CTGM of such Rights (including the value of any franking credits) from the consideration otherwise due to you.

(4) The obligation of CTGM to issue and allot any CTGM shares, to which you are entitled, will be satisfied by CTGM:

(A) entering your name on the register of members of CTGM; and

(B) no later than seven business days after your name is entered in the register of members of CTGM, dispatching or procuring the dispatch to you, by pre-paid post to your address recorded in Great Mines' register of members at 9.00am (Brisbane time) on the date set by CTGM under section 633(2) of the Corporations Act, an uncertificated holding statement in your name. If your Great Mines shares are held in joint names, an uncertificated holding statement will be issued in the name of, and forwarded to, the holder whose name appears first in Great Mines' register of members on the date set by CTGM under section 633(2) of the Corporations Act.

**2.8 Conditions of this Offer**

This Offer and any contract that results from your acceptance of it is conditional upon clauses 2.9 & 2.10 below.

**2.9 Statutory condition**

This Offer and any contract that results from your acceptance of it are subject to a condition that:

(1) an application is made to the ASX within seven days of the start of the bid period for admission to official quotation by ASX of the CTGM shares to be issued pursuant to the Offer; and

(2) permission for admission to official quotation of the CTGM shares to be issued pursuant to the Offer which are accepted is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, *all contracts resulting from the acceptance of the Offer will be automatically void.*

**2.10 CTGM Shareholder Approval**

Great Mines is a substantial shareholder in CTGM and a 'related party' as defined in the Corporations Act. A director of Great Mines (James Joseph Lynch) is the parent of the Managing Director (Mark James Lynch) of CTGM.

Therefore this Bid is subject to approval by CTGM shareholders. A general meeting seeking the approval of the Bid of CTGM shareholders has been called for 28 November 2003.

If the approval of CTGM shareholders is not obtained all acceptances will be returned by mail.

**2.11 Variation in Offer**

CTGM may vary this Offer in accordance with the Corporations Act.

**2.12 No stamp duty or brokerage**

(1) CTGM will pay all stamp duty payable on the transfer of your Great Mines shares to it.

(2) No brokerage is payable by you if you accept this Offer.

**2.13 Governing Law**

This Offer and any contract from the acceptance of this Offer are governed by the laws in force in the State of Queensland.

**2.14 Withdrawal of Offer**

(1) This Offer may only be withdrawn with the consent in writing of the ASIC if it has not been accepted. Subject to that consent, withdrawal may be effected by giving notice to Great Mines and to ASX.

(2) If CTGM withdraws this Offer, all contracts from its acceptance will automatically be void.

**2.15 Date of Offer**

This Offer is dated 20 October 2003.

**SECTION 3**

# PROFILE OF CTGM

## 3.1 Overview of CTGM

### Our aim

Charters Towers Gold Mines Limited ("CTGM") was formed in December 1993, with the aim of re-developing the rich Charters Towers goldfield. That goldfield achieved the remarkable performance of producing over 6.6 million ounces of gold from 6.1 million tons of ore – equivalent to an average grade of 34 g/t of gold. Charters Towers historically remains Australia's fifth largest and the highest average grade major goldfield.

### Corporate Goal

To develop the Charters Towers goldfield into a 250,000 oz per annum gold production operation.

**What we have done**

Since its formation CTGM has invested over $50 million in the re-development of the Charters Towers goldfield. The company has completed over 92,000 metres of drilling, constructed a gold processing plant, established infrastructure and services, created an underground decline access to 238 metres in depth and established ventilation shafts and dewatering systems. CTGM has also formed an extensive database on the goldfield using the old mine records, surveys and previous drilling results. The assets of the company at June 30, 2003 represent a net asset backing of approximately 12.25 cents per share.

**Production**

CTGM is currently not producing gold from its mineral tenements. No revenue from gold production has been received in the previous 12 months, although 38,000 ounces were produced in 1998-2000. CTGM's current strategy is to focus on commencing gold production in 2004.

**The Future**

CTGM has released the Gold Production Plan ('GPP') dated 27 September 2002. The GPP outlines the strategy with which to take gold production to 250,000 ounces per year over a five-year production period and maintain this production level for a total of 30 years, to produce a total of 6.8 million ounces. From a management perspective, the GPP will serve as a guide for future investment, cashflow planning and full development of the central goldfield.

In addition, it is expected that the 2003 Brilliant Gold Reef Project will be released. This project is a joint venture with independent investors, with the expectation of completing exploration and subsequently commencing gold production. CTGM obtained Australia's first Tax Product Ruling from the Australian Taxation Office for investments in the 2001 project.

CTGM has a bright future: the GPP, the Brilliant Gold Reef Project, an established and experienced management team, granted mining leases and exclusive tenement rights to Australia's richest major goldfield.

### 3.2 CTGM STATISTICS (Consolidated)

| | |
|---|---|
| ASX code | CTO |
| Official Listing Date | 23 December 1993 |
| Internet Address | www.ctgold.com.au |
| Registered Office | 19 Lang Parade, Milton QLD 4064 |
| Phone | 07 3870 8000 |
| Fax | 07 3870 8111 |
| Share Registry | Computershare Investor Services Pty Ltd<br>Level 27, 345 Queen Street Brisbane QLD 4000<br>Phone 07 3237 2173 |
| Directors | John J Foley (Chairman)<br>Mark J Lynch (Managing Director)<br>Greg J Barns (Director) |
| Secretary | Roslynn J Shand |
| Principal Activities | Gold exploration, mine development and mining. |
| Number Ordinary Shares | 329,302,579 (at 17 October 2003) |
| Number of shareholders | 5,246<br>1,695 below marketable parcel<br>(based on 29.5 cents per share at 17 October 2003) |
| Total Assets | $50,997,294 (as at 30 June 2003) |
| Total Liabilities | $ 9,709,569 (as at 30 June 2003) |
| Net Assets | $41,287,725 (as at 30 June 2003) |

### 3.3 Additional information regarding CTGM

(a) Publicly available information

As CTGM has been listed on the ASX since 1993 and has complied with its continuous disclosure requirements, a substantial amount of information concerning CTGM has previously been notified to ASX and is therefore publicly available.

(b) Regular reporting and disclosure obligations
CTGM is a "disclosing entity" for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require CTGM to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, CTGM has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information of which it becomes aware concerning CTGM, which a reasonable person would expect to have a material affect on the price or value of CTGM shares.

(c) Financial Reports
The financial reports for CTGM for the 2003 year were lodged with the ASIC on 30 September 2003. In the Independent Auditors' Report the following qualification appears:

"Under the terms of repayment, the loan of $7,490,513 by Princeton Economics International, Ltd (in provisional liquidation) is due.

The total loan will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company."

(d) Copies of available information
Great Mines shareholders who require any further information about the Offer may telephone CTGM on 07 3870 8000 on any business day.

Copies of documents lodged with ASIC in relation to CTGM may be obtained from, or inspected at, an ASIC office.

Great Mines shareholders may, on request and free of charge, obtain a copy of or inspect, any documents lodged by CTGM with ASX or ASIC and incorporated into this Bidder's Statement, including the following:

1. The annual report of CTGM for the 2003 year;
2. ASX releases referred to in Annexure B;
3. Any continuous disclosure notices given by CTGM after lodgment of the annual report.

To obtain a copy of any of the above documents during the Offer Period, Great Mines shareholders may telephone CTGM on 07 3870 8000 or alternatively can obtain this information from CTGM website at www.ctgold.com.au.

## SECTION 4

## INFORMATION AND RIGHTS – CTGM SECURITIES

### 4.1 Issued Securities in CTGM
CTGM has on issue, at the date of this Bidder's Statement, a total of 329,302,579 ordinary class shares.

### 4.2 Options
At the date of this Bidder's Statement there are a total of 24,025,649 options on issue in CTGM.
The number of options on issue are as follows:

**7,455,649 shareholder options,** expiring 9 December 2003, exercisable at 8 cents each
**1,070,000 shareholder options,** expiring 17 March 2004, exercisable at 8 cents each
**2,500,000 shareholder options,** expiring 30 May 2004, exercisable at 10 cents each.
**13 million directors options,** expiring 1 January 2005, exercisable at 15 cents each

The exercise of all these options outstanding upon the capital structure of CTGM will be as follows:-

| Shares issued 17 October 2003 | Total options | Total shares on issue if all options exercised |
|---|---|---|
| 329,302,579 | 24,025,649 | 353,328,228 |

The effects upon the capital structure of CTGM are fully detailed in Annexure D.

**4.3 Shareholders of CTGM**

CTGM shares, as at 17 October 2003, are held by 5,246 shareholders.

**4.4 Top 20 Shareholders**

The top 20 shareholders as at 30 September 2003 are listed in the following table.

| Name of Shareholder | Number of Shares held |
|---|---|
| Great Mines Limited | 29,675,596 |
| James Joseph Lynch | 16,086,548 |
| Mr William Jangsing Lee | 10,565,980 |
| Underwriting & Mining Investment Corporation Pty Limited | 8,795,773 |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson(O'Malley Park A/C) | 7,208,857 |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund a/c) | 5,805,382 |
| Miss Lily Lee | 4,911,657 |
| Share the Dream Pty Ltd | 3,034,866 |
| Prime Impact Pty Ltd | 2,974,048 |
| ANZ Nominees Limited | 2,565,195 |
| Parkes Holdings Pty Ltd | 2,401,000 |
| Ms Joanne Christine Codling | 2,266,666 |
| Mr David Michael Wentworth Evans | 2,266,666 |
| Mr Harry Sioros | 2,223,314 |
| Saltbush Nominees Pty Ltd | 2,122,436 |
| Andwendrod Services Pty Ltd | 2,000,000 |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 1,800,000 |
| Micgra Pty Ltd | 1,752,490 |

**4.5 Trading of CTGM shares**

The last recorded closing sale price of CTGM shares on ASX on the date before the public announcement of the Offer was 20.5 cents.

The highest recorded sale price of CTGM shares on ASX in the four months before the date of this Bidder's Statement was 36 cents. The lowest recorded sale price of CTGM shares in the four months before the date of this Bidder's Statement was 12.5 cents.

**4.6 Rights attached to CTGM shares offered**

The CTGM shares received as consideration under the Offer will rank equally with existing CTGM shares. The rights and restrictions attaching to the CTGM shares which will be issued as consideration under the Offer are set out in CTGM's constitution and in the Corporations Act. The main rights and liabilities attaching to the CTGM shares are summarised in Annexure "C".

## SECTION 5

# PROFILE OF GREAT MINES

### 5.1 Disclaimer

This overview of Great Mines and all financial information concerning Great Mines contained in this Bidder's Statement has been prepared by CTGM using publicly available information and adjusted where considered appropriate by CTGM based on industry knowledge and expertise. CTGM has not had access to information concerning Great Mines other than that which is in the public domain. Information in this Bidder's Statement concerning Great Mines has not been independently verified. CTGM does not, subject to the Corporations Act, make any representation or warranty express or implied, as to the accuracy or completeness of this information.

The primary sources of information about Great Mines were:-

- Great Mines' annual reports, publicly released information of Great Mines and CTGM's own knowledge and industry expertise.

Further information relating to Great Mines is expected to be included in the Target's Statement which Great Mines must provide to its shareholders.

### 5.2 Overview of activities

Great Mines is a junior mineral explorer established in 1969. It currently holds interests in 14 prospective mineral properties located on the Charters Towers Goldfield. Great Mines is not currently engaged in gold production.

### 5.3 Subsidiaries

| | |
|---|---|
| Charters Towers Mines Pty Ltd | 91% |
| Deeprock Mining Pty Ltd | 81.2% |

### 5.4 GREAT MINES STATISTICS (Consolidated)

| | |
|---|---|
| Registered Office | Black Jack Mine<br>Clermont Road, Charters Towers Qld 4820 |
| Mailing address | PO Box 10<br>Charters Towers, Qld 4820 |
| Phone | 07 4787 2500 |
| Fax | 07 4787 3746 |
| Share Registry | Great Mines Limited |
| Directors | James Joseph Lynch<br>Lionel Joseph Haberman<br>John Francis Lynch |
| Secretary | Mark Brian Fraser |
| Principal Activities | Gold and other mineral exploration |
| Number Ordinary shares | 111,266,775 |
| Number of shareholders | 1,150 |
| Options | Nil |
| Total Assets | $4,77,21 |
| Total Liabilities | $ 182,532 |
| Net Assets | $4,493,522 |

### 5.5 Top 20 Shareholders

| Name of Shareholder | Number of Shares held |
|---|---|
| James Joseph Lynch | 74,173,154 |
| John Francis Lynch | 8,863,636 |
| Underwriting & Mining Investment Corporation Pty Ltd | 5,472,465 |
| James Joseph Lynch | 4,299,500 |
| A.I.C. (Aust) Pty Ltd | 2,000,000 |
| Ian Robert McPherson | 1,400,000 |

| | |
|---|---|
| Rajad Nominees Pty Ltd | 1,000,000 |
| Bill & HV Turner Roney | 860,667 |
| Bears Den Pty Ltd | 500,000 |
| Gidley Baird Investments Pty Ltd | 500,000 |
| George Palmer | 487,500 |
| William Roney | 266,667 |
| Lionel Joseph Habermann | 251,000 |
| Gerald H K Lim | 250,000 |
| Bell & Moir Pty Ltd | 236,363 |
| Juncor Pty Ltd | 200,000 |
| Raymond Francis Cornelius | 196,973 |
| Maureen Anne Taylor | 130,590 |
| Doris Caroline Baker | 129,113 |
| Bird Bros Pty Ltd | 118,181 |

### 5.6 CTGM's interest in Great Mines

Immediately before this Bidder's Statement was lodged with the ASIC, CTGM and its associates (excluding the shareholding held by CTGM's Managing Director, Mark James Lynch) had no relevant interest in or voting power over Great Mines securities.

## SECTION 6

## PROFILE OF COMBINED CTGM/GREAT MINES OPERATIONS

It is expected that the combined assets of the companies will create an entity which will have a greater market presence, leading to increased volume of share trading and support for higher share prices.

The combined entity will comprise:

- 100% ownership of exclusive tenement rights to historically, Australia's highest average grade major goldfield
- advanced exploration projects at Charters Towers with over one million ounces of inferred gold resources
- strategic exploration tenements in the surrounding areas
- funding mechanisms to develop the resources through to production
- a Mineral Exploration and Production Group with over $41 million in net assets

## SECTION 7

## BENEFITS FOR GREAT MINES SHAREHOLDERS

CTGM's interest in the Charters Towers goldfield provides Great Mines shareholders a number of benefits and opportunities:

- Charters Towers is an advanced exploration project, with an inferred mineral resource of over one million ounces of gold and the potential for significantly more resources
- Charters Towers has granted mining leases
- CTGM has in place the required infrastructure and environmental permits to commence gold production
- CTGM has available the management structure and production expertise to take it into gold production

The conversion of Great Mines shares provides Great Mines with a clear development path for its exploration properties

If Great Mines maintains its present structure, the shareholders may face a long wait until infrastructure is established and exploration results converted to gold production and profits.

The development of Great Mines' exploration properties will require a substantial injection of capital to get to a similar position which CTGM has in its goldfield interests.

Great Mines' available cash will limit the amount of exploration and development it can carry out on its prospects. Opportunities for joint venturing a project interest to fund exploration are also currently limited due to the tightness of exploration funds in the market.

**Acceptance of the share offer will provide Great Mines the opportunity to access available capital in an advanced exploration project and apply CTGM's exploration funding mechanism.**

Great Mines' current exploration portfolio will be explored as planned. When additional funding is required, this will be carried out in conjunction with CTGM, which has proven it can develop innovative funding packages.

**SECTION 8**

# SOURCES OF CONSIDERATION

**8.1 Maximum CTGM share consideration**

Based on the number of Great Mines shares on issue at the date of this Bidder's Statement, the maximum number of CTGM shares which would become payable under the Offer if every Great Mines shareholder accepted the Offer is approximately 74 million CTGM shares.

**SECTION 9**

# SHARE TRADING HISTORY – CTGM


Share Trading History of CTGM
for 12 Months to Oct 17 2003
Volume Traded
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
Share Price A$
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$-
17-Oct-02
1-Nov-02
2-Dec-02
2-Jan-03
3-Feb-03
3-Mar-03
1-Apr-03
1-May-03
2-Jun-03
1-Jul-03
1-Aug-03
1-Sep-03
1-Oct-03
Volume Traded
Closing Price

## SECTION 10

# INTENTION OF CTGM UPON ACQUISITION

### 10.1 Post takeover intentions

**Approach**

CTGM is required to disclose the key implications of possible outcomes of the Offer. CTGM's intentions are based on the facts and information concerning Great Mines, its business and the general business environment which are known to CTGM at the time of preparation of this Bidder's Statement.

Final decisions will only be made by CTGM in light of material facts and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of current intentions and expectations only which may alter as new information becomes available or circumstances change.

**Intention upon acquisition**

It would be preferred by CTGM to acquire 100% of Great Mines.

### 10.2 Less than 50% of shares acquired

If less than 50% of Great Mines shares are acquired, then the Offer will still proceed. The shares will be carried as an investment in CTGM's balance sheet.

### 10.3 More than 50% of shares acquired

In the event that more than 50% of Great Mines shares are acquired, CTGM intentions would be:

- subject to the Corporations Act and the constitution of Great Mines, to seek to replace some or all of the members of the board of Great Mines to reflect CTGM's proportionate ownership interest. The board members which CTGM would nominate would include Mark James Lynch, Managing Director of CTGM. Other candidates have not yet been identified by CTGM and their identity will depend on the circumstances at the relevant time;
- it is likely that a 100% integration of the business of CTGM and Great Mines will occur. CTGM and Great Mines would be operated and managed as a single businesses under CTGM's own experienced project management team;
- in respect of any business opportunities which are presented to Great Mines, to have those opportunities taken up by Great Mines unless the directors of Great Mines, acting consistently with their fiduciary and other duties, determine that it is in the interests of Great Mines for those opportunities to be taken up by a member of the CTGM group or by some other person;
- in the event that any agreements or transactions are proposed between Great Mines and CTGM, to enter such agreements on arm's length terms.

CTGM would only make a decision on these courses of action following receipt of legal and financial advice. CTGM's intentions must be read as being subject to the legal obligation of the Great Mines directors to have regard to the interests of Great Mines and all Great Mines shareholders. CTGM's ability to implement its decisions would also be subject to its obligations and the obligations of Great Mines to comply with the applicable provisions of the Corporations Act, in particular as regards its related party transactions.

### 10.4 Compulsory Acquisition

In the event that more than 90% of Great Mines shares are acquired, then CTGM will proceed to compulsorily acquire the balance of the Great Mines shares under the Offer.

### 10.5 General effect of acquisition upon CTGM

**(a) General effect**

The acquisition of Great Mines is not expected to have a material effect on the existing business of CTGM. The primary benefit of the acquisition will be the consolidated ownership of the Charters Towers Goldfield.

**(b) Effect on capital structure**

The effect on the capital structure of CTGM, in the event of CTGM acquiring all Great Mines shares, will be an additional 74 million shares on issue. The total issued capital of CTGM will be $58 million.

**SECTION 11**

# INVESTMENT RISKS

**11.1 Risks associated with holding shares in CTGM**

There are many factors which may influence the price of new CTGM shares or any dividends which may be paid on them, including the financial performance of CTGM and other factors that are outside the control of CTGM. The price of CTGM may rise or fall over any given period due to these factors.

Holders of CTGM shares should be aware of the following risks that may affect the performance of CTGM and the value of its shares.

As the combined entity would include the business of Great Mines, Great Mines shareholders are already exposed to many of the risks set out in this section. In some cases these risks may be reduced because of the increased scale of the combined entity's operations, whilst in other cases the risks may be increased.

**(a) General risks**

(1) Economic conditions: General economic factors such as economic activity and outlook, inflation, currency exchange fluctuations, industrial disruption, interest rate fluctuations, component and commodity prices, product supply and demand, land claims, stock market movements generally, prices and changes in government policy, regulations or legislation may have an adverse impact on the combined entity and its future operating performance.

(2) Share market conditions: In general, shares should not be considered to be a short term investment. There are risks associated with investments in shares where investment values may fall as well as rise. The value of shares in the combined entity can expect to fluctuate depending on general worldwide conditions, changes in government policy, investor perceptions, movements in interest rates and share prices and variations in the operating costs and the capital costs which the combined entity may require.

**(b) Specific business risks**

CTGM is involved in the exploration and mining of gold which exposes it to a broad range of mining industry factors. Some of the key risks affecting the operations of CTGM are as follows:

(1) General economic conditions: CTGM's operations are conducted in the Australian domestic market and as such are dependent upon general economic conditions in Australia. Accordingly, a general decline in Australian economic activity may have an adverse impact upon potential earnings and profitability of CTGM.

(2) Prices/Gold Price: CTGM's products are sold into competitive world markets where price is determined by global factors that influence demand and supply. There is no reliable method for predicting a future gold price. These factors are outside CTGM's control and may lead to fluctuations in prices achieved.

(3) Currency Movements: A significant percentage of CTGM's products are priced in US$, whereas its costs and accounts are in A$. CTGM presently does not have a A$-US$ hedging program.

(4) Brilliant Gold Reef Project: Exploration for gold is a risky business and there is no guarantee of any ultimate success. Even though the exploration program for the Brilliant Gold Reef Project has been developed and will be managed by experienced exploration and mining personnel, a successful outcome cannot be certain.

(5) Production: CTGM is subject to the risks generally associated with the mining and minerals processing industry, including mine throughput, head grade, industrial risks, operating costs, technical failures, labour disputes, extended interruptions due to weather conditions, flooding, fires, explosions and other accidents. Development in accordance with the Gold Production Plan will

require substantial capital and funding. Whilst CTGM is implementing strategies to secure this funding over a period of years, there is no certainty the required funding will be obtained.

(6) Marketing: CTGM's marketing arrangements may be subject to quality specifications, delivery schedules and competitive pricing.

(7) Third Party Contractors/Supply: CTGM relies totally upon third parties for the supply of communications, electricity and diesel.

(8) Native Title:- Generally, the company's mineral tenements either pre-date native title legislation or occur over freehold land tenements, or CTGM believes there are no outstanding native title issues that will significantly affect the mineral tenements.

(9) Legislative Change

Legislative change which comes about due to:

- amendments to existing legislation;
- the introduction of new legislation by governments; or
- the interpretation of common law in Australia,

could impact on the assets, financial performance or operations of CTGM.

**Great Mines information**

If CTGM acquires a significant interest in Great Mines, it will be subject to the Great Mines risks. Due to CTGM's limited knowledge about the Great Mines business, additional risks may exist in relation to those areas which are not known to CTGM.

**SECTION 12**

# TAX CONSIDERATIONS

## 12.1 General

The following is a general description of the Australian tax consequences for Great Mines shareholders of the acceptance of the Offer by CTGM. It is based upon taxation law and practice in effect at the date of this Bidder's Statement. It is not intended to be an authoritative or complete analysis of the taxation laws of Australia applying to the specific circumstances of any particular shareholder. **Each Great Mines shareholder is advised to consult their own professional adviser regarding the Australian tax consequences of disposing of Great Mines shares in the light of that shareholder's particular circumstances.**

Great Mines shareholders who are not residents of Australia for Australian tax purposes should take into account the tax consequences under the laws of their country of residency, as well as under Australian law, of acceptance of the Offer.

It should be noted that this tax section is a **guide only** and does not consider the tax implications of dividends paid on Great Mines shares after the announcement date.

## 12.2 Tax consequences for Australian resident shareholders.

Acceptance by a shareholder of the Offer will involve the transfer of Great Mines shares to CTGM. Accordingly the shareholder will be treated as having disposed of their Great Mines shares for tax purposes.

**Disposal of Great Mines shares held on revenue account**

A shareholder who holds Great Mines shares as trading stock or otherwise on revenue account (for example share traders, banks, and insurance companies) will be required to treat any gain or loss arising on the disposal of the Great Mines shares pursuant to the acceptance of the Offer as assessable income or an allowable deduction respectively. The gain or loss will be calculated as the difference between the consideration received on disposal and the cost (or other appropriate value where the securities are trading stock) of acquiring the Great Mines shares.

**Disposal of Great Mines shares held on capital account**

For a shareholder who holds Great Mines shares on capital account which were acquired or are deemed to have been acquired, on or after 20 September 1985, the disposal of the Great Mines shares pursuant to the acceptance

of the Offer will have Australian capital gains tax (CGT) implications. In particular, the change in ownership of the Great Mines shares will constitute a CGT event for CGT purposes.

The CGT implications of a disposal of Great Mines shares pursuant to acceptance of the Offer will depend upon the taxpayer status of the shareholder and the time they acquired their Great Mines shares for CGT purposes.

**For shareholders who acquired their Great Mines shares prior to 20 September 1985**
Where Great Mines shares held on capital account are deemed to have been acquired prior to 20 September 1985, no CGT implications should arise on a disposal of those shares pursuant to the acceptance of the Offer.

**For shareholders who acquired Great Mines shares at or before 11.45 EST on 21 September 1999**
A capital gain will arise to the shareholder if the consideration received in respect of the disposal of the Great Mines shares exceeds their cost base. A capital loss will result if the consideration received is less that the cost base of the Great Mines shares. A capital loss may be used to offset capital gains derived in the same or subsequent years of income. A capital loss, however, cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier years.

For CGT purposes, the "cost base" of the Great Mines shares would generally include the amount paid to acquire the shares plus any incidental costs of such acquisition (for example, brokerage fees and stamp duty).

Additionally, a shareholder who has held their Great Mines shares for 12 months or longer at the time of the Offer is accepted will be entitled to index the cost base of their Great Mines shares for inflation up to 30 September 1999. However, indexation of the cost base will not apply in calculating a capital loss on disposal.

Alternatively, under recent changes to the law, an individual, trust or complying superannuation entity that has held Great Mines shares for 12 months or longer at the time of the Offer is accepted, may instead choose to apply the *discount capital gain method*:

- for an individual or trust – to include in assessable income, one-half of the realised nominal gain, being the difference between the consideration and the cost base of the Great Mines shares without indexation for inflation, arising as a result of the disposal of the Great Mines shares under the Offer;
- for a complying superannuation entity – to include in assessable income, two-thirds of the realised nominal gain, being the difference between the consideration and the cost base of the Great Mines shares without indexation for inflation, arising as a result of the disposal of Great Mines shares under the Offer.

Where a shareholder chooses the discount capital gain method, any available capital losses of the shareholder will be applied to reduce the realised nominal gain before multiplying the net amount by one half or two-thirds (as applicable) to calculate the discount capital gain. Alternatively, if the shareholder chooses the indexation option, capital losses are applied after calculating the capital gain using the indexed cost base.

The "choice" must be made by the relevant shareholder on or before the day of lodgment of the income tax return for the income year in which the disposal pursuant to the Offer occurs.

**For shareholders who acquired Great Mines shares after 11.45 EST on 21 September 1999**
A shareholder who acquired their Great Mines shares after 11.45 EST on 21 September 1999 will not be entitled to indexation of the cost base when calculating any capital gain on disposal.

Where such a shareholder is an individual, trust or complying superannuation entity that has held Great Mines shares for 12 months or longer at the time the Offer is accepted, the discount capital gain method described above will automatically apply to them in calculating any capital gain on disposal.

As noted above, when applying the discount capital gain method, any available capital losses of the shareholder will be applied to reduce the realised nominal gain before multiplying the net amount by one half or two thirds (as applicable) to calculate the discount capital gain.

Where Great Mines shares have been held for less than 12 months and/or are owned by another category of shareholder, eg a company, the discount capital gain method is not available. In such circumstances, the difference between the consideration and the unindexed cost base will give rise to a capital gain or loss as appropriate.

**12.3 Tax consequences of non-resident shareholders**

Acceptance by a shareholder of the Offer will involve the transfer of Great Mines shares to CTGM. Accordingly the shareholder will be treated as having disposed of their Great Mines shares for tax purposes.

**Disposal of Great Mines shares held on revenue account**

Gains realised by certain categories of non-resident shareholders such as share traders, banks, and insurance companies, may be assessable as ordinary income if the income has an Australian source, subject to the provisions of any relevant double tax agreement between Australia and the country of residence of the shareholder.

**Disposal of Great Mines shares held on capital account**

A shareholder who is not a resident of Australia for Australian tax purposes and who holds Great Mines shares on capital account will generally not be subject to Australian CGT on the disposal of Great Mines shares if they, together with their associates, have not held 10% or more of the issued Great Mines shares at any time in the five years preceding the disposal of the Great Mines shares.

**12.4 Goods and Services Tax (GST)**

On the basis of current GST law, each of the following transactions would not be subject to GST:

- The disposal of Great Mines shares pursuant to the Offer; and
- A subsequent disposal of CTGM shares.

**SECTION 13**

# ADDITIONAL INFORMATION

**13.1 Other Benefits**

During the period of four months before the date of this Bidder's Statement, neither CTGM nor any associate of CTGM gave, offered to give, or agreed to give to another person a benefit which was likely to induce the other person, or an associate of the other person, to:

- Accept an Offer under the Takeover Bid; or
- Dispose of Great Mines shares,

and which is not offered to all holders of Great Mines shares under the Offer.

**13.2 No escalation agreements**

Neither CTGM nor any associate of CTGM has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

**13.3 Disclosure of interests of certain persons**

Other than as set out below or elsewhere in this Bidder's Statement no:

(a) director or proposed director of CTGM;

(b) person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;

(c) promoter of CTGM; or

(d) broker or underwriter to the issue of CTGM shares,

(together, the **Interested Persons**) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of CTGM;
- property acquired or proposed to be acquired by CTGM in connection with its formation or promotion; or
- the offer of CTGM shares under the Offer.

**13.4 Disclosure of fees and benefits received by certain persons**

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

(a) to a director or proposed director of CTGM to induce them to become, or to qualify as, a director of CTGM;

(b) for services provided by any Interested Person in connection with the formation or promotion of CTGM or the offer of CTGM shares under the Offer.

## 13.5 Shareholding interests

**Interests in CTGM shares**

(a) The directors of CTGM have the following direct or indirect interests in issued ordinary shares in CTGM:

| | |
|---|---|
| JJ Foley | 4,024,701 |
| MJ Lynch | 57,536,271 |
| GJ Barns | NIL |

(b) As at the date of this Bidder's Statement, Great Mines has 29,675,596 shares or 9.01% in CTGM.

**Directors interest in Great Mines**

(a) Mark Lynch, Managing Director of CTGM has 100,000 shares in Great Mines.

The other 2 Directors of CTGM have no interest in Great Mines shares. No director has acquired or disposed of shares in Great Mines in the 4 months preceding the date of this Bidder's Statement.

(b) As at the date of this Bidder's Statement, CTGM has no interest in any shares in Great Mines.

## 13.6 Consents

The following firms and companies have given and have not at the date of this Bidder's Statement withdrawn their written consent to being named in this Bidder's Statement and to the inclusion of the following information in the form and context in which it appears. None of the following firms and companies have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer under this Bidder's Statement is made by CTGM.

Computershare Investor Services Pty Ltd has consented to being named in this Bidder's Statement as share registry to CTGM.

## 13.7 Copies of documents

Copies of documents referred to in section 3.3, section 5.1, and Annexures A, B and C of this Bidder's Statement may be requested from CTGM by telephoning 07 3870 8000 or fax 07 3870 8111 or email at brisbane@ctgold.com.au.

## 13.8 Other material information

There is no other information material to the making of a decision by an offeree whether or not to accept an Offer (being information that is known to CTGM which does not relate to the value of securities offered as consideration under the bid and which has not previously been disclosed to holders of shares in Great Mines).

**Dated: 20 October 2003**

**Signed**
for and on behalf of Charters Towers Gold Mines Limited

JJ Foley
Chairman

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mr Towsey is employed by CTGM as General Manager, Mining and Exploration. Mr Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

# ANNEXURE A

**(see reference in section 14.9)**

**ANNOUNCEMENTS IN RELATION TO THE OFFER**

**The Australian Stock Exchange Limited**
**Level 5, 20 Bond Street, Sydney NSW 2000**
*FOR IMMEDIATE RELEASE*

**19 August 2003**

## CHARTERS TOWERS BID FOR GREAT MINES

Charters Towers Gold Mines Limited (Charters Towers Gold - ASX Code 'CTO') today announced a takeover offer for Great Mines Limited (GM), a public unlisted company. The offer will be 2 (two) shares in Charters Towers Gold for every 3 (three) Great Mines shares on issue.

GM is an established gold explorer and the largest shareholder in CTO. Great Mines is the owner of the last few mineral tenements in the central area of the Charters Towers goldfield that CTO does not currently own.

CTO has a major advanced exploration and development project in the Charters Towers goldfield in Queensland. By obtaining GM and its mineral tenements CTO will achieve 100% ownership of the total goldfield.

It is anticipated that GM and its subsidiaries will be absorbed into CTO under its management and control, if the bid is successful. GM was a founding shareholder in CTO.

Currently Charters Towers Gold has about 317 million shares on issue and Great Mines has about 110 million shares on issue. Full details of the offer will be set out in the formal offer document to be sent to all Great Mines shareholders shortly. The takeover of GM will be subject to approval by CTO's shareholders.

John Foley, Chairman of Charters Towers Gold Mines, and a director of the Australian Gold Council said today "This is a strategic move that will finally place 100% ownership of the rich Charters Towers goldfield in the hands of CTO. Through the Gold Production Plan we have developed a clear path to grow CTO into a large gold producer."

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: 07 3870 8000 fax : 07 3870 8111
Email: brisbane@ctgold.com.au web: **www.ctgold.com.au**

# ANNEXURE B

## ASX RELEASES – CTGM - PERIOD 1 JULY 2002 TO DATE

| Date | Nature and Description of Announcement |
|---|---|
| 02.10.2003 | Appendix 3B – working capital |
| 30.09.2003 | Full Year Accounts |
| 26.09.2003 | Gold City Meets the City of Gold |
| 25.08.2003 | Appendix 3B – working capital |
| 20.08.2003 | Response to ASX Share Price Query |
| 19.08.2003 | Bid for Great Mines |
| 19.08.2003 | Response to ASX Query re Share Price |
| 31.07.2003 | Fourth Quarter Cashflow Report |
| 31.07.2003 | Fourth Quarter Activities Report |
| 23.07.2003 | Appendix 3B – Working Capital |
| 27.06.2003 | Letter to Shareholders: Discount Offer Extended |
| 26.06.2003 | Transfield Services Gold Deal |
| 24.06.2003 | Results of General Meeting |
| 02.06.2003 | Share Purchase Plan June 2003 Offer |
| 30.05.2003 | Appendix 3B – Working Capital |
| 21.05.2003 | Notice of General Meeting |
| 14.05.2003 | Escrow Shares |
| 30.04.2003 | Third Quarter Activities Report |
| 30.04.2003 | Third Quarter Cashflow Report |
| 19.03.2003 | Appendix 3B – For working capital |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Change of Director's Interest Notice x 2 |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Amended Directors' Report |
| 18.03.2003 | Half Year Directors' Statement |
| 14.03.2003 | Half Yearly Report |
| 17.02.2003 | Appendix 3B – Working Capital |
| 10.02.2003 | Charters Towers First in Dubai |
| 31.01.2003 | Second Quarter Activities Report |
| 30.01.2003 | Second Quarter Cashflow Report |
| 10.01.2003 | Share Purchase Plan Offer Extension |
| 16.12.2002 | Appendix 3B – Placement |
| 13.12.2002 | Letter to Shareholders: Share Purchase Plan Offer |
| 13.12.2002 | Form 284 – Notification of Share Cancellation |
| 13.12.2002 | Amendment Record Date Share Purchase Plan Offer |
| 12.12.2002 | Share Purchase Plan Offer |
| 29.11.2002 | Results of AGM |
| 19.11.2002 | Company Briefing |
| 15.11.2002 | Merchant Bank to Advise Charters Towers |
| 08.11.2002 | New High Grade Mineralisation |
| 05.11.2002 | Appendix 3B – Issue of shares for working capital purposes |
| 31.10.2002 | First Quarter Activities Report |
| 30.10.2002 | Notice of Annual General Meeting |
| 30.10.2002 | First Quarter Cashflow Report |
| 28.10.2002 | Annual Report/Top 20 |
| 25.10.2002 | Annual Report/Top 20 rec'd (full copy not yet available) |
| 24.10.2002 | ASIC Annual Audited A/cs |
| 23.10.2002 | Engineers endorse gold plan/Placement |
| 08.10.2002 | New Gold Finds |
| 01.10.2002 | Letter to Shareholders |
| 27.09.2002 | General Manager gives approval to Gold Production Plan |
| 31.07.2002 | Fourth Quarter Cashflow Report |
| 31.07.2002 | Fourth Quarters Activities Report |
| 22.07.2002 | Change in substantial holding |
| 18.07.2002 | Underground Works begins at Charters Towers |
| 15.07.2002 | Change of Registered office address |
| 12.07.2002 | Appendix 3B – Share Purchase Plan Final Allotment |
| 04.07.2002 | Appendix 3C – Selective Share Buy-Back |
| 02.07.2002 | Shareholders unanimously approve buy back |

# ANNEXURE C

## RIGHTS ATTACHING TO CTGM SECURITIES

### RIGHTS ATTACHING TO THE SHARES

All shares to be issued upon acceptance of the Offer rank equally in all respects with CTGM's existing shares.

Full details of the rights attaching to shares are set out in the constitution of CTGM, a copy of which is available for inspection at CTGM's registered office during normal business hours. A summary of the more significant rights is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of CTGM's shareholder.

1. **Voting rights**
   At a general meeting, every holder of shares in the capital of CTGM present in person or by an attorney, representative or proxy has one vote on a show of hands and one vote per fully paid share on a poll. Voting rights in respect of contributing shares are pro rata to the amount paid up.

2. **Dividends**
   Subject to the rights of holders of shares issued with any special, preferential or qualified rights (at present there are none), the profits of CTGM which directors of CTGM may from time to time determine to distribute by way of dividend are divisible among the holders of shares in proportion to the shares held by them, irrespective of the amount paid up or credited as paid up on the shares. No dividends have been declared by CTGM as at the date of this Bidder's Statement.

3. **Winding up**
   Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding up of CTGM, all assets that may be legally distributed among the shareholders will be distributed in proportion to the shares held irrespective of the amount paid up or credited as paid up on the shares provided that a shareholder who is in arrears in payment of any call, but whose shares have not been actually forfeited, shall not be entitled to share in such a distribution until the amount owing in respect of the call has been fully paid and satisfied.

4. **Transfer of shares**
   Shares in CTGM are freely transferable and subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the ASX Listing Rules.

5. **Creation and issue of further shares**
   The allotment and issue of any new shares is under the control of the directors of CTGM, and, subject to any restrictions on the allotment of shares imposed by the constitution of CTGM, the ASX Listing Rules or the Corporations Act, the directors of CTGM may allot, issue, grant options over or otherwise dispose of those shares to such persons, on such terms and conditions, and with such rights and privileges as they may from time to time determine.

6. **Variation of rights attaching to shares**
   At present, CTGM has only ordinary shares on issue. If at any time shares of another class are issued, the rights or conditions attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the sanction of a resolution passed by the holders of at least three-quarters of the shares affected at a special meeting of such holders convened for the purpose, or with the written consent of the holders of at least three-quarters of the shares of that class then on issue.

7. **General Meetings**
   Each holder of shares in the capital of CTGM will be entitled to receive notice of, and to attend and vote at, general meetings of CTGM and to receive all notices, accounts and other documents required to be furnished to shareholders under the constitution of CTGM, the Corporations Act or the ASX Listing Rules.

# ANNEXURE D

## PRO FORMA STATEMENTS OF FINANCIAL POSITION

## Statements of financial position

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**

**As at 30 June 2003**

| | | ASSETS RECORDED AT EXISTING BOOK VALUE | | | | |
|---|---|---|---|---|---|---|
| | | CTGM | | | COMBINED | COMBINED |
| | | Existing | Opts Converted | Great Mines | CTGM / GM | Opts Converted |
| | | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 | 30-Jun-03 |
| **Current assets** | Cash assets | 554,247 | 3,606,926 | 158,311 | 712,558 | 3,765,237 |
| | Receivables | 12,410 | 12,410 | 40,322 | 21,688 | 21,688 |
| | Inventories | 431,078 | 431,078 | 0 | 431,078 | 431,078 |
| | Total current assets | 997,735 | 4,050,414 | 198,633 | 1,165,324 | 4,218,003 |
| **Non-current assets** | Property, plant and equipment | 49,499,255 | 49,499,255 | 34,808 | 49,534,063 | 49,534,063 |
| | Investments | 0 | 0 | 4,442,613 | 4,442,613 | 4,442,613 |
| | Receivables | 500,304 | 500,304 | 0 | 500,304 | 500,304 |
| | Other | 0 | 0 | 0 | 0 | 0 |
| | Total non-current assets | 49,999,559 | 49,999,559 | 4,477,421 | 54,476,980 | 54,476,980 |
| **Total assets** | | 50,997,294 | 54,049,973 | 4,676,054 | 55,642,304 | 58,694,983 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Current liabilities** | Payables | 1,259,556 | 1,259,556 | 17,267 | 1,276,823 | 1,276,823 |
| | Interest-bearing liabilities | 7,740,795 | 7,740,795 | 34,419 | 7,744,170 | 7,744,170 |
| | Current tax liabilities | 0 | 0 | 0 | 0 | 0 |
| | Provisions | 195,205 | 195,205 | 0 | 195,205 | 195,205 |
| | Total current liabilities | 9,195,556 | 9,195,556 | 51,686 | 9,216,198 | 9,216,198 |
| **Non-current liabilities** | Payables | 0 | 0 | 0 | 0 | 0 |
| | Interest-bearing liabilities | 13,708 | 13,708 | 130,846 | 144,554 | 144,554 |
| | Provisions | 500,304 | 500,304 | 0 | 500,304 | 500,304 |
| | Total non-current liabilities | 514,012 | 514,012 | 130,846 | 644,858 | 644,858 |
| **Total liabilities** | | 9,709,568 | 9,709,568 | 182,532 | 9,861,056 | 9,861,056 |
| **Net assets** | | 41,287,726 | 44,340,405 | 4,493,522 | 45,781,248 | 48,833,927 |
| **Equity** | Contributed equity | 55,052,965 | 58,105,644 | 27,063,968 | 55,052,965 | 58,105,644 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 | 0 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 | 4,910,613 | 571,430 | 571,430 |
| | Accumulated losses | (26,361,493) | (26,361,493) | (27,563,587) | (21,950,499) | (21,950,499) |
| | Minority Interest | 0 | 0 | 82,528 | 82,528 | 82,528 |
| **Total Equity** | | 41,287,726 | 44,340,405 | 4,493,522 | 45,781,248 | 48,833,927 |

## APPENDIX AA

## INDEPENDENT EXPERT REPORT

# APPENDIX AA


# TERENCE WILLSTEED & ASSOCIATES

CONSULTING MINING ENGINEERS
POSTAL ADDRESS: P O BOX N284 GROSVENOR PLACE, SYDNEY NSW 1220
13/1, THE QUAY, 2 PHILLIP STREET, SYDNEY NSW 2000

**E-mail:** TWA@onaustralia.com.au

**PRINCIPAL:** T V WILLSTEED, BE(MIN) HONS BA CP(MIN) FAUSIMM MMICA MSME
**T V WILLSTEED & ASSOCIATES PTY LTD** **ABN:** 44 001 859 712


16 October 2003

The Directors
Charters Towers Gold Mines Limited
19 Lang Parade
PO Box 1909
MILTON QLD 4064

Dear Sirs,

**INDEPENDENT EXPERT REPORT**
**PROPOSED TAKEOVER OF GREAT MINES LIMITED**
**BY CHARTERS TOWERS GOLD MINES LIMITED**

## INTRODUCTION

You have appointed Terence Willsteed & Associates [TWA] to prepare independent valuations of the mineral interests of Charters Towers Gold Mines Limited [CTGM] and Great Mines Limited [GML], and, using these valuations, to provide an independent expert's report to advise whether or not the terms of the proposed takeover bid by CTGM for all of the issued shares of GML are fair and reasonable to CTGM shareholders other than those involved in the proposed transaction and their associates (non-associated shareholders). CTGM shareholders will be asked to vote on resolutions arising from the proposed transaction at a General Meeting of shareholders.

This report has been prepared having regard to the Australian Securities & Investment Commission (ASIC) Policy Statements 74 "Acquisitions agreed to by shareholders", and 75, "Independent Expert Reports to Shareholders" (which sets out the ASIC's views on the meaning of "fair" and "reasonable"),and ASIC Practice Note 42 (which deals with Independence of experts' reports). We understand that our report will accompany both the Bidders Statement that is to be sent to GML shareholders and the Explanatory Statement to be sent to CTGM shareholders to assist them in their appraisal of the proposals to be put before them at a General Meeting of shareholders.

### OUTLINE OF THE PROPOSAL

On 19 August 2003 CTGM announced a takeover bid for all of the issued capital of GML, a public unlisted company. The offer will be two (2) CTGM shares for each three (3) GML shares on issue.

GML was a founding shareholder in CTGM and is currently the largest shareholder in CTGM. GML is the title holder to mineral tenements in the central Charters Towers area the acquisition of which will give CTGM 100% ownership of the Charters Towers goldfield. CTGM has in hand elaborate plans for the establishment of a major mining operation at Charters Towers, the Gold Production Plan, which envisages an annual gold production rate of 250,000 ounces within 5 years. The takeover of GML is regarded by CTGM directors as a strategic move in progressing this plan.

## Assessment of the Proposal

To determine the fairness of the proposed takeover it was necessary to prepare technical valuations of the mining tenements, resources and reserves, existing developments and plant, and the projected operations of CTGM and GML mining assets. This need has been satisfied by the preparation of an independent valuation of these mineral interests by TWA, which is attached to this report as Appendix 1. Information used to prepare this report is drawn

from other independent technical reports and from technical reports prepared by CTGM and after discussions with CTGM directors and management. The economic appraisals are based on conditions existing in September 2003. Valuation estimates are expressed in constant Australian dollars and assume an exchange rate of US$0.65 to A$1.00.

To assess the fairness and reasonableness of the takeover offer valuations of the CTGM and GML shares are needed. This requirement for each company is met by preparing net asset valuations of the companies where current balance sheets are drawn up using the company's most recently compiled balance sheet, substituting book values of mineral assets with Appendix 1 valuations and other changes to reflect current conditions. Schedules A and B attached set out our assessment of the current range of values for the shares of CTGM and GML respectively.

# OPINION

CTGM is offering GML shareholders two CTGM shares for each three GML shares. As set out in the following sections of this report, based on our assessed valuations of these shares in our opinion the proposed terms of the takeover are not fair but are reasonable, having regard to the interests of CTGM non-associated shareholders.

## BASIS FOR OPINION

In our assessment of the fairness and reasonableness of the proposed transactions having regard to the existing non-associated CTGM shareholders, we have adopted the following procedure:

- established fair current values for the shares in CTGM and GML to enable assessment of the merits of the 2 for 3 offer, a fair current value being defined as the cash price at which the shares would change hands currently between a willing knowledgeable buyer and a willing knowledgeable seller, in an arm's length transaction; given consideration to the matter of whether or not control of CTGM has changed as a result of the transaction;

- considered the potential advantages and disadvantages to existing non-associated CTGM shareholders arising from the proposed transactions;

- addressed the question of whether CTGM shareholders will be worse off if the transactions do or do not go ahead.

## Fair Value Determination (Valuation) Methodology

Valuations of CTGM, expressed as cents per issued CTGM share, have been prepared on the basis of the current situation, and for the situation which will apply if the proposed takeover of GML is successful (see Schedule A to this report).

Appendix 1 to this report, Independent Valuation of Mineral Interests, provides a current valuation of the CTGM mining and exploration interests, prepared by TWA for this report. The valuation methodology employed in the TWA Valuation Report, as set out therein, is based on resource and reserve estimates and exploration information available as to the potential of the areas and on an economic assessment of the Gold Production Plan drawn up for their exploitation. The range of values estimated allows for the sensitivity of the CTGM production plans to expected variations in commodity prices and exchange rates, and for the changes in property market value with changing investment expectations from which a conservative valuation range has been selected to provide for the preliminary status of the overall development programme. The methodology employed is considered appropriate for CTGM at its current stage of development and investigation.

To prepare the current CTGM share price valuation, the above valuation range was substituted for the book values of these interests in the unaudited draft CTGM consolidated balance sheet as at 30 June 2003. Other adjustments have been made to the June 30 balance sheet values to the company's current situation. These adjustments included estimated net cash flow since balance date and the effects of the exercise of CTGM extant options to subscribe for new shares in the company. This latter adjustment is deemed necessary because the current market price of CTGM shares is substantially in excess of the exercise price of the options. The adjusted net assets provide the valuation of CTGM which, divided by the appropriate number of shares (June 30 issued shares plus shares issued since then, including shares which result from the exercise of outstanding options), provides the current share price valuation. The details of these calculations are set out in Schedule A to this report.

A similar exercise was carried out to determine the fair value of GML shares, using draft unaudited 30 June 2003 balance sheets for GML, and for its subsidiaries, Charters Towers Mines Pty Ltd (91% GML) and Deeprock Mines Pty Ltd (81.2%). The details of the calculation of the valuation of GML share prices are set out in Schedule B attached. The significant adjustments to the GML accounts were as follows:

- The TWA valuation of GML mineral interests, also set out in Appendix 1 was included (GML had written off its expenditure on these interests);

- Charters Towers Mining Pty Ltd (CTM) has an investment in CTGM shares. This shareholding had been sold down since 30 June 2003. Adjustments to balance sheet included the estimated cash received from the shares sold (using an estimated realised price of 17.5 cents), and valuation of the balance of CTGM shares held at the fair price range determined in this report.

- An estimate of possible value derived from the transference of tax losses held by GML at the time of transfer.

To assess the effect on CTGM of the successful takeover of GML, Schedule A includes a projected CTGM net assets valuation once the absorption of GML is completed. At that stage GML will be a wholly owned subsidiary of CTGM. With respect to the CTGM shares currently held by GML, CTGM will have the options either to cancel them, sell them or continue to hold them in GML. For this analysis, it is assumed that CTGM will elect for holding ownership of these shares in GML. These shares will be considered as a reduction in capital when calculating unit CTGM share prices.

#### Sources Of Information

In the preparation of this report we have had access to and relied upon the following principal sources of information:

- Published Annual Report and Financial Accounts for CTGM for the year ended 30 June 2002.

- Unaudited Financial Statements for CTGM, GML and its subsidiaries CTM and Deeprock Mining Pty Ltd, for the year ended 30 June 2003.
- Copies of announcements made by CTGM since 30 June 2003, including the 19 August 2003 release of CTGM's intention to bid for GML.
- Independent opinion on recoupment of GML tax losses, prepared by Greenwood BKT, 2 October 2003;

Discussions with CTGM directors and management to review the above documents, and to discuss current operations of, and future prospects for CTGM.

In preparing this report, we have considered the above information sources and explanations given to us in our discussions with senior management of the company. Whereas we have no reason to doubt the accuracy of any information so provided or that any material information has been withheld, we have not independently conducted technical and financial audits of CTGM or of its principal investments.

## SUMMARY OF VALUATION

The following tables summarise our valuation estimates for the value of the fully paid shares of CTGM and of GML, based on our appraisal of the fair value range for the companies interests, calculated as set out in Schedule A:

**FAIR VALUE APPRAISALS ($):**

**(i) CTGM Current Situation**

| | Valuation Range ($ 000) | | |
|---|---|---|---|
| | Most Likely | **Low** | **High** |
| **Mining Interests** | 64,000 | 48,100 | 79,400 |
| Cash from option exercise | 3,023 | 3,023 | 3,023 |
| Other net assets | (7,493) | (7,493) | (7,493) |
| **Valuation Range ($000)** | **59,530** | **43,630** | **74,930** |
| # **cents/share** | **16.9** | **12.4** | **21.2** |

**Note:** # There are currently 327,545,243 CTGM shares on issue. To allow for the assumed exercise of all options, a further 25,782,985 shares are assumed to be issued bringing the number of shares to use in determining the per share valuations to 353,328,228. The range of fair values per CTGM share, as set out in the above valuation table are calculated using this number.

***(ii) GML Current Situation***

| | Valuation Range ($ 000) | | |
|---|---|---|---|
| | Most Likely | **Low** | **High** |
| **Mining tenements** | 5,200 | 4,020 | 6,550 |
| CTGM shareholding | 5,000 | 3,664 | 6,293 |
| Investment in CTM | 855 | 785 | 920 |
| All other assets | (327) | (327) | (327) |
| **Valuation Range ($000)** | 10,728 | 8,142 | 13,436 |
| ## **cents/share** | **9.6** | **7.3** | **12.1** |

**Note:** ## calculated using the number of GML shares on issue, 111,266,775.

**(iii) CTGM Post Takeover Of GML**

| | Valuation Range ($ 000) | | |
|---|---|---|---|
| | Most Likely | Low | High |
| **CTGM mining interests** | 64,000 | 48,100 | 79,400 |
| GML mining leases | 5,200 | 4,020 | 6,550 |
| Investment in CTM | 855 | 785 | 920 |
| GML tax losses benefits | 750 | 0 | 930 |
| All other assets | (4,798) | (4,798) | (4,798) |
| **Valuation Range ($000)** | 66,007 | 48,107 | 83,002 |
| ### **cents/share** | **16.6** | **12.1** | **20.9** |

**Note:** ### calculated using 397,830,482 CTGM shares on issue, estimated as follows:

| | |
|---|---|
| Issued shares as at 30 June 2003 | 317,013,299 |
| Shares issued as at 25 September | 327,545,323 |
| Shares assumed issued to option holders | 35,782,985 |
| Shares issued to GML shareholders | 77,174,850 |
| Reduce by CTGM shares held by GML | (29,675,596) |
| **Projected CTGM shares on issue** | **397,830,482** |

**(iv) Valuation Results**

Share price valuation ranges determined in the foregoing tables are summarised as follows:

| | Valuation Range (cents) | | |
|---|---|---|---|
| | Most Likely | Low | High |
| CTGM current share price | 16.9 | 12.4 | 21.2 |
| GML current share price | 9.6 | 7.3 | 12.1 |
| CTGM post-takeover share price | 16.6 | 12.1 | 20.9 |

**FAIRNESS AND REASONABLENESS OF THE PROPOSED TAKEOVER**

**FAIRNESS**

We have arrived at a Most Likely fair value of GML shares of 9.6 cents, within a range of from 7.3 cents to 12.1 cents per share. The estimated fair value range for 3 (three) GML shares is therefore from a Low of 21.9 cents to a High of 36.3 cents, with Most Likely 28.8 cents.

The range of fair values arrived at for a CTGM share is from 12.4 cents per share to 21.2 cents per share, with Most Likely of 16.9 cents. The fair value range of 2 (two) CTGM shares, the proposed offer to buy 3 GML shares, is from 24.8 cents to 42.4 cents, with Most Likely 33.8 cents. The assessed Most Likely fair value of the two CTGM shares being offered for three GML shares exceeds their Most Likely fair value of 28.8 cents by 5 cents or 17.4% .

The definition of fairness requires that the offer price for the acquisition of an asset should be equal to or less than the asset's estimated fair value. We therefore conclude that, by definition, the proposed purchase by CTGM of each three GML shares with two CTGM shares is not fair to CTGM non-associated shareholders.

OTHER CONSIDERATIONS AND REASONABLENESS

MARKET PRICE:

A 21 weeks' record of prices at which CTGM shares have traded on the ASX over the past 5 months is set out in the following table:

**CTGM - Share Price Trading History**

| Period (2003) | | High | Low (cents per share) | Last | Turnover (shares) |
|---|---|---|---|---|---|
| May | Month | 15.0 | 10.0 | 13.5 | 3,779,634 |
| June | Month | 14.5 | 11.5 | 13.5 | 6,656,411 |
| July | Month | 16.0 | 13.0 | 15.5 | 9,593,526 |
| August | Month | 21.0 | 14.5 | 19.0 | 21,166,729 |
| September | Month | 36.0 | 18.5 | 28.0 | 30,909,393 |
| October | 4 days | 29.5 | 24.5 | 27.5 | 6,913,503 |
| **Total** | **21 weeks** | **36.0** | **10.0** | **27.5** | **79 million** |

Over this period the CTGM share price ranged between a high of 36 cents, and a low of 10 cents, and the closing price on 6 October 2003 , was 27.5 cents. CTGM shares have participated in an increasing investor interest in the gold sector of world stock markets, sparked by strongly rising gold prices and global restructuring of exchange rates. Interest in CTGM shares over the period tabulated has been increasing significantly, with turnover increasing by a factor of 7 over 5 months. The increasing interest has been accompanied by a rising share price.

Recent market prices for CTGM shares are considerably higher (about 50% higher) than our Most Likely estimate. A consequence of this fact is that, using current market prices the premium being offered by CTGM for GML shares could be considered to be higher but this is balanced by the proportional increase in GML share value related to its interest in CTGM.

PREMIUM FOR CONTROL:

As at 25 September 2003 GML was the largest shareholder of CTGM shares with 9.06% of issued capital. The second largest shareholding in CTGM is held by Mr JJ Lynch with 4.9% of capital. In Notes to the draft 2003 CTGM accounts, Mr MJ Lynch, a director of CTGM, and the son of Mr JJ Lynch, is stated as having a direct and indirect interest in 57,536,271 CTGM shares, 18% of CTGM shares, as at 30 June 2003. This direct and indirect interest includes the interests of Mr JJ Lynch and of Underwriting & Mining Investment Corporation Pty Ltd (UMIC), an associate of Mr JJ Lynch.

The largest shareholder of GML shares is Mr JJ Lynch with a direct shareholding of 70.7% and an indirect interest in a further 12.9%. As a result of the takeover of GML by CTGM, 62 million new CTGM shares will be issued to Mr JJ Lynch and associates whose interest in CTGM post takeover will be 21.8%.

These calculations indicate that Mr JJ Lynch and associates will receive a premium for their interests in GML by accepting the CTGM offer, and at the same time will increase their direct and indirect interest in CTGM from 18% to 21.8%.

**OTHER CONSIDERATIONS:**

The aims of CTGM directors in making the takeover bid for GML is to secure title to achieve 100% ownership of the Charters Towers Goldfield thus obtaining control over the complete area of future operations of the Gold Production Plan. This includes the acquisition of the GML City Leases which overlie the central gold resource areas included in the Gold Production Plan, and the remaining potential gold production areas adjoining the Black Jack processing plant. These issues are discussed in Appendix 1. The acquisition of GML will also eliminate the Stockholm Royalty [4.5%] payable to GML on gold production from the Stockholm Leases.

Execution of the Gold Production Plan is based on the negotiation of joint ventures, with CTGM providing leases, mine development and infrastructure, the treatment plant and the resource data bases, with the joint venturer providing finance and operating expertise. CTGM accounts, as at 30 June 2003, show the company's working capital (current assets minus current liabilities) as a deficit of around $8 million. TWA estimates of current working capital stand at a deficit of $5 million due to the benefit of a $3 million cash increase from the assumed exercise of outstanding options. The projected post successful takeover CTGM balance sheet indicates a working capital deficit of $5.3 million. This indicates that CTGM will not be in a position to finance the Gold Production Plan from its current financial resources. Negotiation of any agreements with potential joint venture partners and providers of capital will be more straightforward if the takeover of GML is completed and the leases and all other assets involved in the Gold Production Plan are wholly owned by CTGM.

With respect to the relative position of non-associated CTGM shareholders before and after the proposed takeover of GML, despite the conclusion that the terms of the takeover are not fair from the results of technical value comparisons nor on market price considerations, on balance, the overall result will be advantageous.

**CONCLUSION**

Based on the above review of estimates and assessment of comparative values and other considerations, we believe that the proposed transactions are not fair but are considered reasonable, at the date of this report from the viewpoint of non-associated shareholders, in the context of the long term economic and practical advantages to the Gold Production Plan resulting from the acquisition of the GML properties.

**DECLARATIONS**

**Qualifications**

Terence Willsteed & Associates is a Mining Engineering Consultancy which has had considerable experience in the valuation of mining interests and investments and advising both prospective purchasers and sellers of such interests and investments. The persons responsible for this report are:

**T V Willsteed** — **BE(Min) Hons BA F AusIMM MMICA**
**Consulting Mining Engineer**

Mr TV Willsteed is the principal of Terence Willsteed & Associates. He has had extensive experience in the mining industry over 45 years, the last 30 years of which have been as a consultant to the industry. He holds a First Class Mine Managers Certificate of Competency, and has been heavily involved in precious metal project evaluations and management. Terence Willsteed is licensed as an Investment Adviser with the Australian Securities & Investment Commission.

**Alan Battaglene** **BE(Min), MAusIMM, MMICA**
**Consulting Mineral Economist**

Mr Battaglene has had over 40 years experience since graduation of which the first 14 years were in operating positions in the mining, oil and contracting industries, and the last 32 years have been in mining investment analysis and mineral economics consultancy activities. He is licensed as an Investment Adviser by the ASIC.

**Prior Involvement**

Terence Willsteed & Associates have prepared previous technical and economic assessments of CTGM interests which are listed in the References to Appendix 1.

**Independence**

T V Willsteed, Alan Battaglene and Terence Willsteed & Associates and its advisers have no financial association with CTGM and GML or with any person who is associated with the company or with any person who is associated with the proposed recipients of the proposed CTGM new share allotments.

T V Willsteed and Terence Willsteed & Associates have no pecuniary or other interest that could reasonably be regarded as capable of affecting the ability of T V Willsteed, Alan Battaglene or Terence Willsteed & Associates to give an unbiased opinion in relation to the subject of this report.

Terence Willsteed & Associates will be paid normal professional fees for the preparation of this report, but will receive no other pecuniary or other benefits whether direct or indirect.

**Consents**

This report has been prepared at the request of CTGM and is to accompany the notice of meeting to be given to shareholders for approval of the proposed transaction. It has been prepared only for the benefit of the directors and those shareholders of CTGM entitled to vote at the Meeting and should not be used for any other purpose. Terence Willsteed & Associates consents to this report accompanying the CTGM notice of meeting, and in the Bidder's Statement of GML, in the form and context in which it appears.

The Appendix 1 and Schedules A, and B attached form part of this report.

Yours faithfully,

**TERENCE WILLSTEED & ASSOCIATES**

**T V WILLSTEED**
**Principal**

# APPENDIX 1


# TERENCE WILLSTEED & ASSOCIATES

CONSULTING MINING ENGINEERS
POSTAL ADDRESS: P O BOX N284 GROSVENOR PLACE, SYDNEY NSW 1220
13/1, THE QUAY, 2 PHILLIP STREET, SYDNEY NSW 2000

**E-mail:** TWA@onaustralia.com.au

**PRINCIPAL:** T V WILLSTEED, BE(MIN) HONS BA CP(MIN) FAUSIMM MMICA MSME
**T V WILLSTEED & ASSOCIATES PTY LTD** **ABN:** 44 001 859 712


9 October 2003

The Directors
Charters Towers Gold Mines Limited
19 Lang Parade
PO Box 1909
MILTON QLD 4064

Dear Sirs,

**INDEPENDENT VALUATION OF THE MINERAL INTERESTS OF CHARTERS GOLD MINES LIMITED AND GREAT MINES LIMITED**

Terence Willsteed & Associates [TWA], Consulting Mining Engineers, have been requested to prepare an independent valuation of the mineral interests of Charters Towers Gold Mines Limited [CTGM] and Great Mines Limited [GML]. The valuation has been prepared to assist the Independent Expert to advise the directors of CTGM in their responsibilities to provide an analysis for the purpose of determining a fair and reasonable price for the acquisition of GML by CTGM.

This report provides a summary description and valuation of the mineral interests of CTGM and GML. The geological descriptions and resource estimates contained within the valuation are taken from the data base provided by CTGM and have been reviewed in the technical summary. The Charters Towers project areas have been inspected prior to the preparation of this report.

The CTGM and GML exploration and mining lease tenement areas are listed in the outline of tenements contained in this report. We have not carried out a property search to confirm the tenement status and tenure of the tenements. They have been previously recorded and confirmed in statutory reports by CTGM and GML to the Shareholders.

The technical review and valuation has been prepared by T V Willsteed, BE[Min] Hons, BA, CP[Min], FAusIMM, MMICA, Consulting Mining Engineer. The information used to prepare this report is drawn from the other independent technical reports and from technical reports by CTGM management, as well as from discussion with directors and management of CTGM and GML. The economic appraisals are based on conditions existing in September 2003. All valuation estimates are expressed in constant Australian dollars.

The practice notes and policy statements issued by the Australian Securities and Investment Commission in relation to the preparation of independent expert reports and valuations have been followed, including:

- Practice Note 42: Independent Expert's Reports;
- Practice Note 43: Valuation Reports and Profit Forecasts;
- Policy Statement 56: Prospectuses, and
- Policy Statement 75: Independent Expert Reports to Shareholders.

The valuation has been prepared independently and in accordance with the VALMIN Code of the AusIMM. The description of project areas and review of site activities is summarised in this report as well as the results of previous studies, which have been prepared for CTGM. Because the projects dealt with have previously been reported to the CTGM and GML shareholders in detail in Company statutory reports and in independent technical review and valuations, the description of the project areas and review of site activities are summarised only in this report. We believe all material facts are presented and that sufficient analysis is described to meet the transparency requirements of the Code. Ore Resource estimates are referenced which have been estimated generally in accordance with the Joint Ore Reserves Code [JORC Code].

We do not doubt the authenticity or substance of previous investigation reports. We have not carried out an audit of the available information. We have relied on previous proposals for possible project development and exploration, where applicable, and have taken this into account for valuation purposes, with qualifications applied where necessary.

**PROJECT SUMMARY GREAT MINES LTD**

GML holds interests in twelve granted Mining Leases [ML's] and three other tenements at Charters Towers, Qld. The tenements cover sections of six gold deposits, and are estimated to contain Inferred Resources of 26,000 ounces [ozs] of gold [Au]. The mineralisation is Palaeozoic plutonic style sulphidic quartz reefs, predominantly within granitic host rocks. In addition there is conceptual potential for in the order-of-magnitude of a further 100,000 ozs at depth within the leases, assuming that the mineralisation continues at a similar intensity at depth.

Two of the Mining Leases have granted Surface Area above and adjacent to identified Resources in the central area of major CTGM gold resources. These will provide surface access to facilitate the proposed deep underground development on the eastern and central sections of the Charters Towers gold deposits..

## Introduction

The Charters Towers Goldfield, has produced 6.6 million ozs Au and is located 128 kilometres [km] southwest of Townsville, Queensland.

To support the preparation of this report a preliminary reassessment of tenements held by GML in the Charters Towers area was carried out by CTGM management. Work undertaken in the preparation included:

- Evaluation of CTGM digital and hard copy files, and historic maps and reports,
- Geological mapping [GPS, compass and laser rangefinder] of ML's 1549, 10048, 10050, & 10091, and of selected ML 1430 lease pegs.
- Preliminary estimation of the conceptual potential for additional gold resources on the tenements.

The Mining Leases are located in four main groups. The strategically important Hern and Gray leases in the City area lie immediately to the east of the deepest old Charters Towers workings. The largest contiguous block lies at Stockholm, 6 km southwest of Charters Towers. This block, together with ML's located at Swedenborg, 10 km south of Charters Towers, are 2 km north and south, respectively of CTGM's Black Jack gold treatment plant. A single lease is located at Imperial 6 km south of Charters Towers, immediate southwest of CTGM's Warrior East gold deposit.

GML also currently is recorded as retaining interests in a granted Exploration Permit Minerals [EPM] and two Mineral Development Licence Applications [MDLA] through CTGM, but agreement already exists to transfer these interests to CTGM.

**TENURE**

The twelve granted ML's are mostly jointly held 50% by GML and 50% by Charters Towers Mines Pty Ltd [CTM]. The latter is a subsidiary of GML [91% held by GML]. ML 1344 is held 100% by GML.

CTM is recorded as having a 25% interest in EPM 11658 and two MDLA's 251 and 252]. CTGM already has a 75% holding in these tenements. As there is a prior agreement with CTGM for the CTM interest to be transferred to CTGM on grant of the tenement, these tenements are not included as GML assets. The EPM 11658 is in the process of assignment to CTGM.

## Geology

The mineralisation is Palaeozoic plutonic style sulphidic quartz reefs, predominantly within granitic host rocks. The gold mineralisation is normally associated with pyrite, galena and sphalerite within the reefs.

The Charters Towers Goldfield lies along a regional scale geological structure, the Mosgardies Shear Zone, which is probably a major crustal block boundary. Work by the Australian Geological Survey Organisation has established that the Mosgardies is part of a coincident east west gravity and magnetic boundary over 300 km long. The deep crustal structures are believed to have acted as channelways for the gold bearing ore fluids from which the gold deposits were deposited. This major regional structural control explains the extent, continuity and uniform structural control of the ore bearing fissures in the district.

The Charters Towers gold mines are also notable for the large horizontal scale of the mineralised structures, the mesothermal style of the mineralisation, and the lack of evidence of significant systematic vertical zoning. The mineralisation in mesothermal gold quartz veins is typically of great depth extent, in excess of one km, and that zoning is on the scale of thousands of metres. There is no stated reason why the known mineralisation should not continue to depth at a similar intensity to past production. The exploration potential of the goldfield is high and could replicate previous gold output.

## Tenement Geological Assessment

**City ML's**

The City ML's, 1343 [The Hern] and 1344 [The Gray] are located on the eastern side of the Brilliant Extended workings and overly the major Charters Towers gold resource areas.

The tenements are within the area designated for the proposed Sunburst Project Sub-lease, and include 7.35 hectares [ha] of granted Surface Area above and adjacent to the proposed deep underground development on the eastern and central sections of the field. Holding of this area could prove critical for future surface drill testing of the area, and for ventilation, pumping and ore haulage requirements for the Sunburst and Brilliant Gold Reef Projects. The nearest other Surface Area locality [on ML 1488] lies 300 to 400 metres [m] east of the shallower Resource locations on ML 1344.

The leases host Inferred Resources of 38,000 tonnes [t] at 14 gram per tonne [g/t] estimated to contain 17,000 ozs Au on the deep C05 [Brilliant East] structure. They also overlie the down dip extension to the C06 [St. Patrick] mine.

## STOCKHOLM ML'S

ML's 1424, 1430, 10032, 10042, 1586, and 1587 are contiguous and cover the Stockholm mine and surrounding areas north to Lincoln Hill. Over 100,000 ozs Au is recorded as being mined from the area. This includes approximately 65,000 ozs of historic underground mining, and 31,000 ozs from open pits by various operators over the past two decades. An additional 5,000 ozs Au was mined underground by CTGM under a now expired sublease agreement with GML and CTM.

The Stockholm Deposit occurs within the Ordovician, Towers Hill Granodiorite. The mineralisation is hosted in north-south striking shear-vein system, which varies in dip towards the east from about 55° at the southern end to about 25° at the northern end, where the reef is truncated by a north-east striking, southerly dipping fault. On the northern side of the fault there is a body of diorite which displays no evidence of the shear-vein system. The granodiorite is cut by numerous dioritic dykes which generally strike north-south.

There are two distinct shoots that occur on the Stockholm Reef; the northern shoot and the southern shoot, both of which plunge towards the south at about 50°. Near surface the two shoots are separated by about 100m with only minor mineralisation occurring between them.

The hangingwall of the reef also hosts minor veins and shears which vary a great deal in their orientation but generally strike east-west.

The historical workings discovered an east-west striking cross-vein at a depth of about 220m below the surface which was reported to have surpassed the main reef in production. This vein dips towards the south at about 25°.

Gold mineralisation is mainly associated with quartz veining within an intense sericitic alteration zone. Also associated with the quartz veining are coarse-grained pyrite and galena along with fine-grained black sulphides. Less commonly found are the minerals sphalerite, chalcopyrite and arsenopyrite. Mineralisation is also disseminated into the wall-rock and areas of moderate to intense sericite alteration without quartz veining display anomalous gold values.

Much of the lower grade ore in the easterly dipping lodes mined by CTGM in the late 1990s was shear hosted. There is a suggestion that this may represent a feeder zone for fluids migrating to some of the more typical brittle-fracture hosted quartz reef deposits.

Aeromagnetic data and GSQ geological mapping show that Stockholm lies on a major north-east trending linear which separates mafic intrusives to the northwest from Towers Hill Granite to the southeast. The northern and central sections of ML's 1586 and 1587 including Lincoln Hill are underlain by Charters Towers Metamorphics. There are unconfirmed rumours that gold nuggets have been found in the Lincoln Hill area.

The Stockholm area has Inferred Resources of 9,000 ozs Au. In addition there are a number of intersections below the northern end of the open pit which require evaluation. As discussed above, the orebody mined by CTGM was an easterly dipping, shear hosted deposit not typical of Charters Towers orebodies. This has potential to continue to depth at least as far south as the GML lease boundary.

The historic gold production was dominated by the high grade shallow south dipping Stockholm Cross reef below 200m vertical. This ore shoot was mined to beyond the GML lease boundary. There may be some remnant potential along the strike of the south dipping reef as the old reports note that lower grade ore was left behind. Some reef systems in the district repeat in an en echelon pattern. There may be thus some speculative, hypothetical potential for repetition of the high grade south dipping reef at depth adjacent to the east dipping W01 [Stockholm] structure.

Surface mapping identified both east and south dipping lode outcrops. The surface expression of these has been removed by subsequent mining activities.

## SWEDENBORG ML'S

These three non-contiguous leases cover the part of the Swedenborg and Scandinavian lodes. The two small leases, ML's 10048 and 10050, probably covered old mullock dumps which were subsequently removed for treatment. The larger ML 1549 covers potential down dip extensions of the Swedenborg lode system over a strike length of 200m.

Mapping of these tenements just completed has located the previously unknown New Swedenborg reef and workings over a strike length of 200m in the south east quadrant of ML 1549. This structure has not been drill

tested. The lodes are broadly associated with the geological contact between the Towers Hill Granite and mafic units of the Charters Towers Metamorphics.

The smaller leases cover the Scandinavian, and Swedenborg shafts. The precise location of the shafts on these mines cannot be located due to past rehabilitation work. ML 10050 covers the remnants of the old Swedenborg battery. There is conceptual potential for future resources on ML 1549 on both the Scandinavian, Swedenborg and New Swedenborg structures.

## IMPERIAL ML

ML 10091 is situated over a section of the Imperial workings and 100m strike length of lode outcrop. The precise location of the lease was established by recently completed mapping which found that Johnson Hi-Tech's explosive magazines are located on the northern quarter of the Lease. CTGM is paid rental by Johnson Hi-Tech for use of this area.

The remains of the old Imperial battery and treatment works are situated near the southwest boundary of the lease. Past recorded production on the whole lode structure was 13,000 ozs Au.

As with ML's 10048 and 10050, and judging from the remnants of excavated mullock dumps, it is likely that this small Mining Lease was pegged for the mullock, which was subsequently removed. Previous miners have carried out considerable underground work and there is thus little potential for significant resources on the lease.

## EPM 11658

The tenement was applied for in March 1997 [75% CTGM, 25% CTM] and granted in November 2000. It was subject to a prior agreement with CTGM as EPM applications could not be assigned during the application phase but the assignment is now in progress. The EPM is made up of six sub-blocks in five separate groups.

This EPM hosts five known gold occurrences based on Geological Survey of Qld. Mapping. The best of the prospects is the Picnic, with recorded production in the area of around 2,000 ozs Au. There is little known potential on the EPM, however mapping and sampling has not yet been undertaken.

## MDLA'S 251 AND 252

The tenements were applied for in February 1997 [75% CTGM, 25% CTM] and have remained in the application phase for over six years. They are subject to a prior agreement with CTGM as the underlying EPM's 8563 and 8564 are now owned 100% by CTGM and will be assigned on grant.

The MDLA cover 19 mineral occurrences and also Mineral Resources on the S3 [Merrie Monarch, 6,000 ozs Au], S4 [Mt Cenis, 30,000 ozs Au], and part of the 43,000 ozs Au C23 [Columbia Resource].

## RESOURCES AND POTENTIAL

The tenements, excluding the EPM and MDLA, are estimated to contain Inferred Resources of 27,000 ozs Au. These figures are the current CTGM resource figures and have been prepared following the criteria established by the JORC Code.

**Resource Estimates, GML Tenements**
**Updated - August 2003**

| | t | g/t Au | Ozs |
|---|---|---|---|
| W1 [Stockholm] | 43,814 | 5.8 | 8,196 |
| W2 [Stockholm Main Reef | 8,881 | 5,0 | 1,428 |
| C05 [Brilliant West] | 38,294 | 14.1 | 17,336 |
| **TOTAL GML** | **90,989** | **9.2** | **26,960** |

Estimates of the order-of-magnitude conceptual potential of the tenements were made based on the assumption that ore shoots similar to those previously mined will be repeated at depth. The past mine output was tabulated and production attributable to the various regional zones was extracted. This is based on the approach used to assess the potential for the whole of the CTGM tenement area. Estimates of average depths of underground development of the individual deposits were made. From these figures an order of magnitude estimate of the conceptual potential of lodes within GML tenements has been derived:

| | | [ozs] |
|---|---|---|
| • Central Area – Main East West Lodes | 14,000 | |
| • Central Area – North-NorthWest Lodes | 18,000 | |
| • Regional | | 18,000 |
| • West [Stockholm] Lodes | 55,000 | |
| **TOTAL** | | **100,000** |

Further evaluation and testing is required to verify the conceptual basis for these preliminary estimates, and likely variations by using alternative methodologies.

GML's interests include sections of six gold deposits which have Inferred Resources of 26,000 ozs Au, and conceptual potential for around a further 100,000 ozs. The City ML's include access rights to Surface Areas in the City which are important to facilitate the successful delineation and development of the deep Inferred Resources in the eastern and central sections of the Central Area.

## PROJECT SUMMARY – CHARTERS TOWERS GOLD MINES LTD

### Mineral Tenements

CTGM controls 53 EPM, MDL and ML in the Charters Towers goldfield, controlling 100% of the prospective part of the field.

The CTGM tenements cover the majority of the main productive area of the Charters Towers goldfield. This includes projected repetitions and down-dip extensions of the principal ore-bearing lodes.

The historical production of the field is estimated to be 6.6 million ozs Au. Current CTGM Inferred Mineral Resources reported under the JORC Code are estimated to contain approximately 1.0 million ozs Au [3.3 million t averaging 9.4 g/t Au].

The principal assets of CTGM are established on granted Mining Leases current to the year 2020 and renewable thereafter. The Mining Leases carry the right to mine and are supported by operational and environmental permits. As at 30 June 2003, the number of Granted tenements controlled by CTGM was as follows:

| | Number | Area |
|---|---|---|
| ML | 33 | 1,723 ha |
| MDL | 3 | 2,963 ha |
| EPM | 12 | 203 sq km. |

Investment in the project to date totals $52 million, including:

- 95 sq km of tenements;
- excavation of two declines;
- acquisition of mining fleet;
- purchase, upgrade and commissioning of 340,000 tonnes per annum [tpa] CIL gold treatment plant; and
- opening and trial mining of two open pit mines and three underground mines.

Total gold production in trial mining by CTGM to date has produced about 38,000 ozs Au.

CTGM had drilled 1,076 exploration holes totalling 85,702m, comprising 76,393m of reverse circulation drilling [RC] and 9,319m of diamond-core drilling. The database, including data from other companies, includes the results of 141,539m of drilling in 1,811 holes.

## Potential Gold Resources

The CTGM underground operations to date have demonstrated that the potential resource projections prepared by TWA in their Independent Technical Report for the CTGM 1993 Prospectus were essentially valid.

These were the nomination of gold potential targets within:

- margins around the existing stopes both down dip and along strike;
- pillars left in the old stopes;
- stope fill or lower grade mineralisation left in the old stopes;
- additional hanging wall and footwall veins within stoped lode systems; and
- completely new shoots, which were not found by previous mining.

Recent detailed estimation prepared for an updated Gold Production Plan for the CTGM Project provides a summary of both the earlier and subsequent geological and other work that forms the basis of the estimates that project a total potential gold [to a depth of 2000m] of 15 million oz.

Because of the nature of the projection and the limited physical support for the estimates, this is not reported in 'JORC format' [ie tonnes and grade]. However, this does not invalidate the logic for the estimates. The procedures adopted in preparing the estimate are extensions of similar work carried out for the Prospectus, which have largely been validated.

The gold potential of the goldfield is based on three prime categories:

- known reef systems;
- new reef structures; and
- other styles of mineralisation.

Sophisticated statistical analytical and computer projection techniques have been used by CTGM and independent consultants, in preparing the projections, as well as simpler "common sense" approaches based on historical evidence. The validity of the potential of the first two categories has already been proven in the recent workings of the Brilliant East [Central] Decline. There is also some evidence to confirm the occurrence of other styles of mineralisation [ie hosted in brecciated calc-silicates and mica schists, shear hosted or in stockworks]. These alternative mineralisation styles have not been included in the current projection. It appears that the resource projections are reasonable and realistic while also being conservative.

## CTGM Production Plan

CTGM currently plans to develop gold production to 250,000 ozs per year over a five-year exploration, development and production period, and to maintain this production level for up to 30 years. This conceptual plan has been detailed in a Study "Gold Production Plan" [September 2002] prepared by CTGM Management.

Charters Towers is one of Australia's largest goldfields, having produced 6.6 million ozs Au over a forty-five year period from 1872 to 1917. The high-grade ore, which averaged 34 g/t Au recovered, was mined from narrow, shallow-dipping, high-grade quartz reefs, which are still open at depth. The mineralisation is controlled by development of the Charters Towers Gold Project will proceed through the development of up to five new mines within the project area. The new mines are planned to be operated as joint ventures, with uniform project management, to ensure the benefits of economies of scale. Infrastructure will be shared within an overall large scale 250,000 ozs per annum mining project. The initial four scheduled new mines will provide the required full production, in the Brilliant, Sunburst, Goldtec and Warrior joint ventures.

The new Brilliant mine is within the central section of the historic field, close to the existing decline and contains the largest Inferred Mineral Resource of 439,000 ozs [1.23 million t at 11.1 g/t]. The Sunburst mine contains the highest currently identified grade at 13.8 g/t, and the Goldtec mine [Day Dawn area] would provide the largest annual production [100,000 ozs per year]. To access ore in the new Brilliant and Sunburst Mines, the existing Central Decline will be extended 400m vertically, from the current 238m depth, to 638m below surface. This decline extension will be 2.8 km in length at a gradient of one in seven. The decline will intersect existing vertical shafts at approximately one-kilometre intervals to supply fresh air. Once the ore has been accessed, four levels will be driven at 30m intervals down-dip for one kilometre along the strike. Rises developed in the ore at regular intervals along strike will block 20m by 30m stoping panels.

The Warrior East mine has been selected for rapid gold production, followed by the Sunburst area. The Warrior East area is about 5 km southwest of the city and will be accessed by a new 900m decline from the area of the Washington open pit. Gold production from Warrior East will commence seven months after construction of the new decline begins and is scheduled to produce at 40,000 ozs per year in the first full production year. Production from the Sunburst area is scheduled to commence eleven months after the Central Decline extension commences. The initial gold production rate from Sunburst is scheduled at 40,000 ozs per year increasing to 60,000 ozs per year.

The production plan includes underground mining using the Goldtec Mining System, which is to be installed by CTGM. The basis of the system involves the removal of waste from the ore by photometric sorting underground through the underground crusher-sorting station in the central decline.

The infrastructure necessary to begin processing the ore and contain the tailings is in place. Ore will initially be processed through the CTGM Carbon-in-Leach [CIL], a plant with 340,000 tpa capacity located 5 km south of Charters Towers. The plant has produced 38,000 ozs Au from trial mining. The plant will be expanded in year 3 to meet the increased annual throughput of 630,000 tpa from mine expansion.

A tailings dam with the necessary initial capacity has been constructed, approved and operated. The tailings dam will be extended as required every 2 million t of processed ore, or approximately every three years.

A 12 km long water pipeline has been constructed to take mine water from the Central Decline portal in Nagle Street to the processing plant. Additional water is stored in open pits and underground at adjacent mine sites with recharge from groundwater and run-off. Adequate electrical power supply has been connected from the State grid to both the mine site and the processing plant.

## Economic Criteria

An independent summary opinion of the Gold Production Plan [September 2002] was prepared on behalf of the Directors of CTGM, by Tennent, Isokangas Pty Ltd [TIP]. Consulting Mining Engineers. In part, their opinion was that the proposed plan presents a coordinated approach to mining of the total projected resource from three separate underground areas, supplemented by production from surface [and underground] operations leases external to the City Areas.

TIP stated that, on the basis of the information provided in the Plan, and subject to more detailed planning and engineering, the production [tonnage] targets are achievable. The ounces of gold produced will be dependent on confirmation of the projected grades. Ultimate success will be dependent on the ability to prove up sufficient resources prior to the commencement of gold production from stoping. The overall development plan appears logical and appropriate at this stage of study, and appropriate provisions appear to have been made for the capital cost of these works. The Plan proposes the adoption of mining techniques that have either been employed elsewhere or at least have been successfully trialled already.

TIP noted that the mining costs adopted for the Plan have been developed from first principles. They are supported by and are consisted with those achieved by the CTGM operations historically. They believed that a successful application of a coordinated development approach, together with enhanced technology, should ensure that they are achievable. On the basis that the projection of potential resource and production performance were reasonable, TIP considered that the financial assessment included in the Plan provides a realistic basis to guide decision making.

In the Plan, capital expenditure of $150 million is required over the first four years to sequentially bring the four new underground mines into production, delivering to the one processing plant. Joint ventures are planned to develop the four mine projects and to provide the project investment.

Gold production will commence after six months of development, initially producing 10,000 ozs in the last six months of Year 1 and building up to 250,000 ozs per annum in Year 5. Gold production costs are estimated at $217/oz Au recovered. Total life of mine capital of $250 million includes an allowance of $15 million for mine rehabilitation and restoration, as well as replacement and working capital over the life the operation.

The mines are projected in the Plan to be profitable from Year 1, with a possible annual cash surplus of $95 million in Year 5.

The summary of the conceptual production plan is as follows:

| | |
|---|---|
| • Gold potential | 15 million ozs |
| • Total projected gold production | 6.8 million ozs |
| • Gold production rate | 250,000 ozs per year |
| • Head grade to process plant | 13 g/t |
| • Life of operation | 30 years |
| • Gold production cost | $217/oz |
| • Development time - initial production | 6 months |
| - full production | 5 years |
| • Capital requirements | $150 million over 5 years |
| • Life of mine capital costs equate to | $36/oz recovered. |

## VALUATION OF PROJECTS

### VALUATION METHODOLOGY

The range of values which can be estimated for the GML mineral interests are based on current market prices for equivalent properties, the geological potential of the properties taking into account the possibility of outlining potential resources, and the probability of present value being derived from recognised areas of mineralisation and production. The valuation also takes account of previous and planned expenditure and commitments, and the expenditures and investment made by other parties to earn, acquire or retain their interests. The range of value estimated for each project

allows for the sensitivity of the project values to expected variations in commodity prices and exchange rates, and for the changes in property market value with changing investment expectations, and valuations estimated for acquisition and listing for similar projects in the same geological environment.

Where production is in progress or planned based on quantified reserves and resources, financial analyses derive the net present value for the projects. The valuation of exploration tenements, particularly those without any quantifiable resource, is highly subjective but a number of value indicator methods have been developed and are outlined below. To determine a fair market value for the mineral exploration interests under review, various methods are normally considered including Appraised Value Method, Comparable Transaction Method, Farm-In Commitment Method, and In-situ Mineral Valuation.

### Appraised Value Method

The Appraised Value Method is considered one of the methods most applicable to appraising the value of exploration properties, which have neither viable ore reserves nor any commercial production possibilities on which to establish a value. Accordingly, the real value of an exploration property is its potential for the existence of an economically viable ore body. An objective way to value a property's exploration potential is to equate it to the cost of exploration work that is warranted to assess that potential.

Appraising an exploration property with this method assumes that a direct relationship exists between the amount of exploration work performed on the property and the value of that property and that an exploration programme will either enhance or diminish the value of the property.

Past and future expenditures on a property of merit will produce a current dollar value for that property that is at least equal to the total amount expended. Any expenditure considered as contributing to the value of the property are those, which are judged to be relevant, prudent, and which were incurred in accordance with normally accepted industry practices.

Evaluating the results of an exploration programme and their relevance to the appraisal process involves assessing such parameters as, the geological environment of the property and its exploration potential, the exploration procedures utilised and their applicability to the style of mineralisation being sought or expected, the overall scope of the work performed or planned, the effectiveness of the work conducted, and the depth and experience of the management team involved in area selection and exploration programme planning and implementation.

As a result of this evaluation process, the valuer must decide as to what degree the exploration efforts have enhanced or diminished the value of the property. Only those expenditures deemed relevant to the overall value of the property are retained and used in the valuation process. In cases where inconclusive results are obtained, a subjective judgement may be made by the appraiser either on the basis of his own experience or in consultation

with other technical experts. It is important to consider the intention of the owners regarding their exploration plans for the property and in this regard any funds committed to exploration work in the future budget period must be taken into account when arriving at an appraised value.

The expenditure on a project considered to be effective in terms of advancing the prospectivity of the areas is used, in conjunction with a subjective prospectivity enhancement multiplier, to derive a value of the project, which takes into account the valuer's judgment of prospectivity and the value of the database. Future planned committed expenditure is also considered as a measure of the estimated investment value of the property, to which a future exploration multiplier can be applied. In this review, we take into account expenditure of previous explorers and their joint venture partners and also past and current expenditure of Allegiance.

**Comparable Transaction Method**

One of the better methods in determining property value is by conducting a comparable transaction analysis with other recent transactions on equivalent properties, preferably within similar geographic and geological environments, with the same exploration potential and style of mineralisation, and at the same stage of development. Such a transaction should be between parties dealing at arms length. The date of the comparable transactions should be as close as possible to the property's valuation date as the time-related factors can affect the value. These transactions can be through a direct cash payment, a farm-in or option agreement or a combination of the above. Similar transactions can be compared and expressed in a number of ways, for instance, dollars per unit area, price paid per unit of mineral commodity in the ground, or on expenditure commitments.

Comparison of recent transactions of equivalent properties provides one of the better yardsticks to measure the value of the property because it relates the price to that which an informed investor would be willing to pay to obtain a similar property. In those cases where the transactions were not directly comparable, either a premium or a discount to the value is made as deemed appropriate.

**Farm-In Commitment Analysis**

An exploration property may have significant untested geological potential requiring a large exploration expenditure that the owner of the property cannot meet and as such will seek a joint venture partner to help with the exploration financing. It also may happen that an initial low budget exploration programme results in a significant discovery that requires the owner to seek a joint venture partner that can provide the financing necessary to develop it fully. In cases such as these, the Appraised Value Method tends to undervalue the property because of the low level of past exploration expenditures relative to the overall potential of the property.

A more appropriate approach in these instances is to consider the terms of an arm's length transaction for a farm-in option or agreement by a third party to earn an equity interest in the property. Such agreements can be used to calculate a value for the property. The terms of these agreements usually consist of a series of optional expenditure commitments over a number of years. The farm-in participants usually earn an equity interest in the project by paying all of the exploration expenditures during the earn-in period. Normally all expenditure commitments must be met in order to earn the equity. However, such farm-in commitments are not absolutely binding as usually there are rights to withdraw or in some cases there may be staged expenditure requirements earning an escalating equity interest.

A review of the terms of the agreement, as well as the geological potential of the property must be made in order to determine the value of a farm-in commitment and to assess the probabilities that some or all of the expenditure commitments will be met, particularly in a staged earn-in situation. In these cases a discount factor reflecting the estimated probabilities can be applied to the expenditure commitments.

**In-situ Mineral Valuation**

This method consists of valuing the commodity content of a tenement before it is mined. It is subjective, and therefore it is important that the valuation is based on considerable experience. The current market price of the commodity is discounted for factors such as mining losses, complexity of mineralogy, mining conditions, political risk, regional infrastructure support, etc.

## ESTIMATION RISKS

*Estimation risks are to be taken into account in assessing mineral projects, the principal risks being summarised as follows:*

### Mining and Exploration Risks

The successful exploitation of mineral exploration resources and the design and construction of efficient mining facilities has inherent risks which can be hampered by force majeure circumstances, cost over-runs, inconsistent grades and other unforeseen events. The technical risks attached to resource project development and production is unknown until economic resources are outlined.

### General Economic Conditions

Production from mineral resources is subject to international market conditions, exchange rates and normal cost inflation. These matters would be considered if economic resources are outlined.

### Environmental Impact Constraints

Exploration and development of any resources will be dependent on the projects meeting environmental guidelines. The grant development permits are dependent on approval of environmental management programmes.

### Native Title and Sacred Sites

The effect of various legislation is that mining tenement and exploration permit applications and any existing mining tenements or exploration permit renewal application may be affected by native title negotiation processes.

### Land Access

A mining company may be required to seek consent of landholders to obtain access to resources and for exploration. Legislation could restrict access to tenements. No such restrictions are foreseen at this stage with any of the projects reviewed in this Valuation.

## VALUATION CRITERIA

For use in the valuation of the GML and CTGM projects, the following valuation criteria have been summarised from the recorded data bases relating to the CTGM and for the acquisition agreements, and for a range of valuation for projects which are similar to the GML and CTGM projects.

The following valuation ranges are recorded for a range of gold exploration projects:

### APPRAISED EXPENDITURE

An analysis of previous expenditure on the CTGM and GML project areas has been carried out to indicate an attributable value of the current data base and established facilities which would support proposed exploration and development programmes. The summary of the recorded expenditure is estimated where possible for each project area, with an estimate of its current value.

Planned expenditure estimates are also listed.

### COMPARABLE VALUE

Gold resource and exploration projects of comparable value are believed to be those where previously worked small scale open cut resources have been mined out and where a history of possible extensions are indicated by records and preliminary exploration, including exploratory drill intersections, but without the definition of significant recoverable resources. The following cases are selected, along with the estimated values of the projects.

- **Charters Towers Gold Mines** November 2001
  Valuation of gold exploration and resource targets, North Queensland.

| | [sq km] | [$] |
|---|---|---|
| 3 EPM | 3 to 60 | 20,000 – 40,000 |
| 1 EPM [A] | 3 | 20,000 |
| 2 ML | 8 to 110 ha | 22,000 – 540,000 |

- **Metallica Minerals Ltd** November 2000
  Valuation of advanced gold and gold-copper exploration properties, Central Queensland.

| | [sq km] | [$] |
|---|---|---|
| 5 EPM | 40 to 160 | 200,000 – 390,000 |

- **Marlborough Resources NL** November 2003
  Valuation of advanced and grass roots gold-copper exploration tenements, Central Queensland.

| | [sq km] | [$] |
|---|---|---|
| 13 EPM [A] | 2270 | 375,000 |
| 13 EPM and 2 EPMA | 1295 | 250,000 [40%] |
| 2 EPM | 150 sq km [defined gold resource 1.7 million t at 1.79 g/t] | 925,000 |
| 5 EPM | 583 | 350,000 |
| 2 EPM [A] | 485 | 15,000 |
| 2 EPM [A] | 370 | 15,000 |
| EPM [A] | 240 | 20,000 |

- **Pegmont Mines NL** September 2000
  Valuation of advanced and grass roots gold and base metal properties, NW Queensland.

| | [sq km] | [$] |
|---|---|---|
| 3 EPM [A] | 217 | 150,000 |
| 1 EPM [A] | 139 | 500,000 |
| 4 EPM [A] | 108 | 550,000 |
| 4 EPM [A] | 530 [high JV value] | 700,000 |

- **SMC Gold Ltd** March 2002

Valuation of old mine leases and advanced exploration project granted tenements, North Queensland.

| | [sq km] | [$] |
|---|---|---|
| EPM and 24 ML | 380 – old mine and resource areas, outside of operations | 1.5 million |

- **Sirocco Resources NL** June 1997

Purchase and book value of Fox Creek project, Hodgkinson Basin.

| | [sq km] | [$] |
|---|---|---|
| 1 EPM and 1 EPM [A] | 420 - gold exploration targets | 100,000 |

- **Blackwattle Gold NL** Draft Prospectus 1998

Valuation of exploration property, Hodgkinson Basin Pinnacles prospect].

| | [sq km] | [$] |
|---|---|---|
| EPM | 22 | 300,000 |

**FARM-IN VALUES**

Terms of GML and CTGM joint venture agreements include the following terms to earn farm-in interests:

- Warrior Project - CTGM

| | |
|---|---|
| 50% Joint venture to explore and develop project resources | $5 million |

- Atric Project – Republic Gold Pty Ltd – North Queensland

| | |
|---|---|
| 90% farm-in to earn 90% interest, 21 sq km, 61,000 ozs Inferred Resources | $250,000. |

**IN-SITU RESOURCE VALUES**

The following in-situ values per ounce have been cited in recent gold property valuations:

| | [$/oz] |
|---|---|
| Enterprise value project resources | 35 - 55 |
| US and Australian explored resources | 20 - 30 |
| Lower grade resources | 10 – 15 |
| Low grade, inferred or low recovery | 5 - 10 |

### Other Valuation Criteria

For the valuations the following factors are considered:

- All tenements are granted and are wholly owned by GML and CTGM. The minimum commitment expenditures and working conditions are subject to the terms of title.
- Prospectivity and exploration progress on the GML and CTGM projects are reviewed above.
- Estimates of previous attributable expenditure on the tenement areas, based on the accumulated information available from past exploration programmes and proposed future expenditure, are considered, as well as the terms of farm-in agreements entered into with joint venture partners.
- Equivalent farm-in expenditures are discounted for the normal time periods of expenditure.
- Comparable project expenditure are assessed in the light of the equivalence to the GML and CTGM projects under review.
- The grouping of tenements and contiguous tenure over the whole GML and CTGM projects areas provides additional advantage for a substantial exploration programme.
- The sensitivity of the valuation, particularly relating to the risk factors listed above, is allowed for by estimating a range of valuation for each sector of the project.

## SUMMARY OF PROJECT VALUATIONS

### GML Projects

**City Mining Leases**

The two GML City Leases have a total surface area of 7.36 ha. They overlie Inferred Mineral Resources in the Brilliant East structure and potential resource projections in the St Patrick mine down-dip mineralisation projections. The City Leases surface area is considered by CTGM management to be critical for future drill testing of the area and for mine services access and ore haulage for the underground workings. They state that there are no other large granted surface areas available and that application for grant of similar a tenement area would take several years to process.

*If not used for mine access and development, the land area would be suitable for real estate purposes in the longer* term. The current mining lease tenure includes a Background Tenure as Unallocated State Land, on both properties, which retains usage for mining activities only, and prevents development for other purposes. No landholders occupy the areas and no landholder's consents are required for mining activities.

**Valuation Estimates**

| | | | |
|---|---|---|---|
| Tenements: | ML 1343 | [GML 50% CTM 50%] | 1.71 ha |
| | ML 1344 | [GML 100%] | 5.65 ha |

[Note: GML has an attributable 95.5% interest in ML 1343]

Previous Expenditure: The leases have been held for 30 years and recorded expenditure is not applicable.

Notional opportunity cost:

To acquire and gain approval for alternative site, EMOS application and site preparation: $1.0 million

Additional costs incurred by using more distant site, mine development and longer: $1.0 million

Proportional cost for 1-year delay to project, estimated cumulative NPV: $7.0 million

| | |
|---|---|
| Notional surface property value: | This is estimated on the basis of the potential cost required to acquire the area if it had been allocated for housing and its equivalent leasing value. |
| | Optimum number of building blocks after allowance for public space: 100 blocks |
| | Value at $28,000 to 35,000/block [approximate recent Charters Towers land values] less preparation costs and allowance for NPV: $2.5 million |
| Resources: | 17,000 ozs Inferred Resources<br>In-situ value $30 to $50/oz: $51,000 to $850,000 |

**Valuation Range**

Based on the above parameters, the following value range is estimated for the GML interests in the City Leases.

| | |
|---|---|
| Low: | $2.5 million, based on the possible basic acquisition land value and the contained resource value. |
| High: | $4.5 million based on the average of the total of the alternative site costs and project delay costs. |
| Most Likely: | $3.5 as the median of the estimates. |

**Stockholm Tenements**

The Stockholm areas have previously [1999-2000] been mined by CTGM under a sub-lease agreement with GML-CTM. Over 100,000 ozs have been recorded as having been mined in old underground operations and more cent open pit extraction.

CTGM plans to explore and reopen the mineralization as a stand alone operation to be operated in conjunction with one of the planned higher-grade City Area projects. The Stockholm project has a large surface area of granted leases, which have environmental permits as an approved mining site. Existing mine infrastructure includes decline development suitable for mechanized operations, mine facilities and waste storage areas.

**Valuation Estimates**

| | |
|---|---|
| Tenements: | ML's 1424, 1430, 10032, 10042, `486 and 1587<br>50% GML, 50% CTM: GML attributable interest 95.5%<br>Total area: 167.67 ha |
| Previous Expenditure: | Estimated attributable expenditure of $1.1 million from mine access main development. |
| Possible exploration expenditure: | $500,000 to $1.5 million for project exploration. |
| Comparable Value: | $300,000 to $700,000 for acquisition of adjoining Black Jack areas. |
| Farm-in Investment: | Comparable $5 million farm-in proposed for 50% interest for project development of Warrior project. |
| Resources: | 9,000 ozs Inferred Resources<br>In-situ value of $270,000 to $450,000. |

**Valuation Range**

| | |
|---|---|
| Low: | $1.4 million based on appraised expenditure commitment plus the inferred resource value. |
| High: | $1.8 million based on the total of the attributable expenditure to provide the current infrastructure and planned investment cost to develop the database. |
| Most Likely: | $1.53 million as a median value allowing for GML attributable interest. |

**Swedenborg Project**

The mining leases cover the potential down-dip extensions of the known Swedenborg lode system. Recent mapping has located new reef and workings, which have not been drill tested.

The area adjoins the old Black Jack mine areas which have previously been acquired by CTGM.

**Valuation Estimates**

| | |
|---|---|
| Tenements | ML's 10048, 10050, 1549<br>50% GML, 50% CTM: GML attributable interest 95.5%<br>Total area: 18.19 ha. |
| Previous Expenditure: | Not recorded over the long period of lease holdings. |
| Comparable Value: | $100,000 from Black Jack leases acquisition and other equivalent properties. |
| Farm-in Value: | $200,000 to explore down-dip extensions and new lode structure. |
| Resources: | Nil |

**Valuation Range**

| | |
|---|---|
| Low: | $100,000 based on comparative valuation. |
| High: | $200,000 based on possible database investment. |
| Most Likely: | $140,000 allowing for GML attributable interest. |

**Imperial Project**

This consists of one small mining lease located adjoining the Warrior lease areas.

Recent geological assessment by CTGM has stated that there is little potential for significant resources on the lease, because of previous extraction. The lease has value as a location for infrastructure items.

**Valuation Estimate**

| | |
|---|---|
| Tenement: | ML 10091<br>GML 50%, CTM 50%: GML attributable interest 95.5%<br>Total area: 1 ha. |

**Valuation Range**

A valuation of $30,000 is allowed for the Tenement based on its storage rental income, in a range of $20,000 to $50,000.

SUMMARY OF GML PROJECTS VALUATIONS

The sum of the valuation ranges for the GML Project interests is as follows:

| Value [$1000] | | | |
|---|---|---|---|
| **Project** | **Low** | **High** | **Most Likely** |
| City Leases | 2,500 | 4,500 | 3,500 |
| Stockholm | 1,400 | 1,800 | 1,530 |
| Swedenborg | 100 | 200 | 140 |
| Imperial | 20 | 50 | 30 |
| **TOTAL** | **4,020** | **6,550** | **5,200** |

## CTGM PROJECT

TWA has carried out valuations of the CTGM Project interests progressively since the original independent valuation of the Project for the CTGM public listing in 1993, through a number of acquisition activities since that time, and for the prospectus documentation for the Brilliant Gold Project Prospectus in 2001. These previous valuations have been reported to the CTGM Directors and shareholders. In addition independent updates of the valuations of the CTGM property, plant and equipment have been carried out by TWA on behalf of the Directors for the annual audits of the Company's assets. These previous valuations provide a 30 June 2003 base line valuation of the Projects Current Operating Assets of $48.1 million.

The preparation of the Gold Production Plan [September 2002] provides the basis for an updated valuation of the CTGM Project conceptual future cash flow, based on the proposed economic criteria outlined in that Plan and summarised in this Report.

An after tax cash flow analysis has been carried out of the possible CTGM interests in the proposed future joint venture production activities as proposed in the Gold Production Plan.

Broadly this analysis uses the criteria listed previously and assumes that:

- the farm-in partners finances the equity funding along with loan funding;
- CTGM utilises its previously accrued tax losses;
- a base case life of production of 30 years;
- costs and gold price are based on current conditions without escalation;
- all estimates are in Australian dollars with a gold price of A$500/oz.

Based on these criteria and assumptions, the following estimates are possible:

| | | |
|---|---|---|
| Base case: | NPV [10%] | $129 million |
| | NPV [15%] | $79.4 million. |
| Limited case: | 15 year life NPV [10%] | $89 million |
| | 15 year life NPV [15%] | $55 million |
| | 15 year life less 10% revenue NPV [10%] | $64 million |
| | 15 year life plus 20% costs NPV [10%] | $62 million. |

### Range of Values

For the purposes of a current valuation of the CTGM Project allowing for the additional value indicated by the Gold Production Plan with suitable conservative estimation parameters to allow for the early stage of the investment programme and a range of sensitivity analyses, the following value range is estimated for the CTGM project:

| | |
|---|---|
| Low : | **$48 million** based on the recent independent assessment of the value of the current property, plant and equipment. |
| High: | **$80 million** based on a conservative assessment of the projected after tax cash flow accruing to the CTGM Project from the proposed joint venture operations as outlined in the Gold Production Plan. |
| Most Likely: | **$64 million**, which is in line with the more conservative assessment of cash flow analysis sensitivities and is also at the midpoint of the high and low value estimates. |

### Tax Losses

The most recent assessment of accumulated tax losses in the GML group indicates that $4.96 million of losses was available to GML as the Parent Entity. As the GML subsidiaries are not wholly owned, only the Parent Entity losses are considered as possible deductions to CTGM after the acquisition of GML by CTGM.

An estimate has been made on the value of the GML tax losses into the merged CTGM-GML Project. This has been carried out by including the losses in the after tax base case cash flow analysis for the CTGM interest in the joint ventures proposed in the Gold Production Plan, to determine the marginal effect of the losses. This indicates a possible value of $ 930,000.

An independent opinion on the acceptability of the GML tax losses could not conclude that GML was necessarily likely to satisfy the requirements of the future deductibility after the change of ownership and that these matters could only be determined following actual continuance of activities and transactions after the change of ownership. In the worst case scenario, the tax losses may have nil value.

To cater for a possible value range of the losses of nil to $930,000, and the effects and complexities of future implementation of the tax consolidation regime, a value of $750,000 is allowed for the tax losses to GML.

## QUALIFICATIONS

Terence Willsteed & Associates is a Mining Engineering Consultancy, which has had considerable experience in the valuation of mining interests and investments, and in advising both prospective purchasers and sellers of such interests and investments. The persons responsible for this report are:

**T V Willsteed** — **BE[Min]Hons, BA, CPMin, FAusIMM, MMICA**
**Consulting Mining Engineer**

Mr Willsteed is the Principal of Terence Willsteed & Associates. He has had extensive experience in the mining industry over 45 years, the last 30 years of which have been as a consultant to the industry. He holds a First Class Mine Managers Certificate of Competency, and has been extensively involved in mineral project evaluation and management. He is licensed as an Investment Adviser by the ASIC.

## DECLARATION

This report has been prepared for inclusion in the Independent Expert Report. This report is designed to assist shareholders to assess the value of the mineral interests of GML and was not prepared for any other purpose.

The statements and opinions contained in this report are given in good faith but, in the preparation of this report, TWA has relied substantially on information provided by the Directors and Management of CTGM and GML. We do not have reason to doubt the information so provided.

Neither the whole nor any part of this report, nor any references thereto, may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of TWA.

## DISCLAIMER OF INTERESTS

At the date of this report, TWA and Terence Willsteed do not have, nor have had any relationship with GML or CTGM.

TWA has no relevant interest in, nor any interest in the acquisition or disposal of any securities or assets of GML or CTGM. TWA have no pecuniary or other interest that could be regarded as being capable of affecting its ability to give an unbiased opinion in relation to the valuation of the mineral interest of GML or CTGM.

Neither TWA nor T V Willsteed has received or may receive any pecuniary or other benefits, whether direct or indirect or in connection with the preparing of this report other than normal consultancy fees based on fee time at normal professional rates plus out-of-pocket expenses.

Yours faithfully,

**TERENCE WILLSTEED & ASSOCIATES**

**T V WILLSTEED**
**Principal**

# REFERENCES


"Tenements Held by Great Mines Ltd, Charters Towers Area, Qld – Preliminary Report", R J Morrison- Charters Towers Gold Mines Ltd, September 2003.

"Gold Production Plan – The Charters Towers Gold Project" – Charters Towers Gold Mines Ltd, September 2002.

"The Charters Towers Gold Project Gold Production Plan [September 2002]" – Tennent, Isokangas Pty Ltd, 25 September 2002.

"Valuation of Assets – Charters Towers Gold Mines Ltd" – TWA, 9 September 2002.

"Revaluation of Plant and Equipment" – TWA, 13 September 2002.

"Property Valuation Opinion – J J Lynch Tenements", TWA, 29 November 2001.

"Charters Towers Gold Mines – Valuation of Gold Resources" – L W Davis, Veronica Webster Pty Ltd, 21 August 2000.

"Independent Technical Review of the Brilliant Gold Reef Project" – Alan Battaglene, 3 June 2001.

"Independent Expert Report Proposed Sale by Charters Towers Mines NL of Joint Venture Interest to Charters Towers Gold Mines Limited", TWA, 16 November 1998.

"Valuation of the Black Jack Mine Leases and Assets" – TWA, 21 February 1996.

"Independent Geological and Mining Engineers Reports and Valuation of Charters Towers Gold Project" – TWA, 26 October 1993.

"Tenures for a Holder Report Great Mines Ltd" – Qld Dept National Resources and Mines, 28 August 2003.

"Draft Statement of Financial Performance" – CTGM, 30 June 2003.

"Financial Accounts Great Mines Ltd, Charters Towers Mines Pty Ltd, Deeprock Mining Pty Ltd", 30 June 2003, Mangraviti Partners, Chartered Accountants.

"Tax Opinion – Charters Towers Gold Mines Limited – Great Mines Ltd", Greenwood BKT, 2 October 2003.

SCHEDULE A VALUATION SUMMARY Charters Towers Gold Mines Limited

| | | | | |
|---|---|---|---|---|
| **Issued Capital** | | **327,545,243** | ordinary shares | |
| | **options:** | *(each convertible into 1 ordinary share)* | ***Exercise price*** | ***Expiry date*** |
| | | **13,000,000** | 15 cents | 1-Jan-05 |
| | | **9,212,985** | 8 cents | 1-Dec-03 |
| | | **1,070,000** | 8 cents | 17-Mar-04 |
| | | **2,500,000** | 10 cents | 20-May-04 |

**Information relating to Shareholders:**

As at 25 September 2003 Charters Towers Gold Limited (CTGM) had issued 327,545,243 shares of which the top 20 shareholders held 35.6%.

Details of the top five shareholdings as at that date are as follows:

| Shareholder | Shares | % of Total |
|---|---|---|
| Great Mines Limited | 29,675,596 | 9.06% |
| James Joseph Lynch | 16,086,548 | 4.91% |
| Mr William Jangsing Lee | 10,281,612 | 3.14% |
| Underwriting & Mining Investment Corporation Pty Ltd | 8,795,773 | 2.69% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson | 7,208,857 | 2.20% |

**1 Valuation of Charters Towers Gold Mines Limited**

| | | Note | Consolidated Balance Sheet (unaudited) 30June 2003 $ | Update Adjustment Estimates $ | Estimated Balance Sheet 6 October 03 $ |
|---|---|---|---|---|---|
| **Current assets** | Cash | 1 | **554,247** | **200,000** | **754,247** |
| | Receivables | | **12,410** | | **12,410** |
| | Inventories | | **431,078** | | **431,078** |
| | Total current assets | | **997,735** | | **1,197,735** |
| **Non-current assets** | Exploration, evaluation, development | 2 | **29,863,105** | **21,492,270** | **64,000,000** |
| | Mineral tenements | 2 | **12,644,625** | | |
| | Plant & equipment | | **6,472,977** | | |
| | Freehold land & buildings | | **518,548** | | **518,548** |
| | Security deposit | | **500,304** | | **500,304** |
| | Total non-current assets | | **49,999,559** | | **65,018,852** |
| **Total assets** | | | **50,997,294** | | **66,216,587** |
| **Current liabilities** | Trade creditors | | **533,766** | | **533,766** |
| | Other payables | | **725,789** | | **725,789** |
| | Unsecured loans | | **245,946** | | **245,946** |
| | Secured loans | | **7,490,514** | | **7,490,514** |
| | Lease liability | | **4,336** | | **4,336** |
| | Provisions | | **195,205** | | **195,205** |
| | Total current liabilities | | **9,195,556** | | **9,195,556** |
| **Non-current liabilities** | Lease liability | | **13,708** | | **13,708** |
| | Provisions | | **500,304** | | **500,304** |
| | Total non-current liabilities | | **514,012** | | **514,012** |
| **Total liabilities** | | | **9,709,568** | | **9,709,568** |
| **Net assets** | | | **41,287,726** | | **56,507,019** |
| **Shares on Issue** | | 3 | **317,013,299** | **10,531,944** | **327,545,243** |
| **Valuation (net Assets)** | | | **41,287,726** | | **56,507,019** |
| | cents/share | 4 | **13.02** | | **17.25** |
| **Adjust valuation for Exercise of options** | | 5 | | | |
| | **Add: cash raised by exercise of options** | | | | **3,022,639** |
| **Current Valuation of CTGM ($)** | | | | | **59,529,658** |
| **Shares on Issue** | | | | | **353,328,228** |
| **Current Valuation of CTGM (cents/share)** | | | | | **16.85** |

**Notes:**

1. The adjustment is an estimate of CTGM net cash flow over the period 1 July 2003 through 6 October 2003, calculated as follows:

| | | $ |
|---|---|---|
| (See Note 3 below) | Proceeds from issues of shares | 800,000 |
| | Less: Cash operating expenses | 600,000 |
| | **Net cash increase** | 200,000 |

2. The adjustment represents the revaluation increment resulting from the use of the Terence Willsteed & Associates (TWA) valuation of the CTGM projected future operations set out in Appendix 1 to this report.

3. The number of CTGM shares on issue has increased by 10,531,944 since 30 June 2003. Of The new shares some 9.6 million were allotted in accordance with the company's June 2003 Share Purchase Plan. These shares were subscribed for at 12 cents each. The balance were were issued to satisfy exercise of options.

4. The Appendix 1 TWA valuation arrived at a range of values for the CTGM future operations, ranging from a Low of $40.02 million to a High of $79.4 million, with the Most Likely valuation at $64 million. The calculation of the corresponding range of CTGM share price estimates set out in the following table:

| | High | Low | Most likely |
|---|---|---|---|
| | $ | $ | $ |
| CTGM Future Operations | 79,400,000 | 48,100,000 | 64,000,000 |
| Add: Net other assets | (4,470,342) | (4,470,342) | (4,470,342) |
| **Valuation Range** | 74,929,658 | 43,629,658 | 59,529,658 |
| cents/share | 21.21 | 12.35 | 16.85 |

## 2 Proposed Takeover Bid by Charters Towers Gold Mines Limited for Great Mines Limited

On 19 August 2003 CTGM announced its takeover for GML, a public unlisted company. The offer will be two (2) shares in CTGM for every three (3) GML shares on issue. Full details of the offer will be set out in the formal offer documents, to which this report will be attached, and which will be sent to all GM shareholders shortly.

GML was a founding shareholder in CTGM and currently is CTGM's largest shareholder with 9% of CTGM issued shares.

CTGM directors anticipate that, if the bid is successful, GML and its subsidiaries will be absorbed into CTGM under its management and control.

The following table sets out an assessment of CTGM net assets which will apply if the bid succeeds in acquiring 100% of GM issued shares.

| | | CTGM Balance Sheet 6 October 03 | Adjustment for GML Takeover | Post Takeover CTGM |
|---|---|---|---|---|
| | | $ | $ | $ |
| Current assets | Cash | 754,247 | 4,848 | 759,095 |
| | Cash from exercise of options | 3,022,639 | | 3,022,639 |
| | Receivables | 12,410 | 8,424 | 20,834 |
| | Inventories | 431,078 | 854 | 431,932 |
| | Total current assets | 4,220,374 | | 4,234,500 |
| Non-current assets | Exploration,evaluation, development | 64,000,000 | 5,200,000 | 69,200,000 |
| | and mineral tenements | | | 0 |
| | Freehold land & buildings | 518,548 | | 518,548 |
| | Investments | | 855,000 | 855,000 |
| | Plant & equipment | | 10,264 | 10,264 |
| | Security deposit | 500,304 | | 500,304 |
| | Total non-current assets | 65,018,852 | | 71,084,116 |
| Total assets | | 69,239,226 | | 75,318,616 |

| | | Note | CTGM Balance Sheet 6 October 03 | Adjustment for GML Takeover | Post Takeover CTGM Balance Sheet |
|---|---|---|---|---|---|
| Current liabilities | Trade creditors | | 533,766 | 3,000 | 536,766 |
| | Other payables | | 725,789 | | 725,789 |
| | Unsecured loans | | 245,946 | 348,701 | 594,647 |
| | Secured loans | | 7,490,514 | | 7,490,514 |
| | Lease liability | | 4,336 | | 4,336 |
| | Provisions | | 195,205 | | 195,205 |
| | Total current liabilities | | 9,195,556 | | 9,547,257 |
| Non-current liabilities | Lease liability | | 13,708 | | 13,708 |
| | Provisions | | 500,304 | | 500,304 |
| | Total non-current liabilities | | 514,012 | | 514,012 |
| Total liabilities | | | 9,709,568 | | 10,061,269 |
| Net Assets | | | 59,529,658 | | 65,257,347 |
| Add benefit from GML tax losses | | | | | 750,000 |
| **Valuation** | **$** | | **59,529,658** | | **66,007,347** |
| | **cents/share** | 2 | **16.85** | | **16.59** |
| **Shares on Issue** | | 1 | **353,328,228** | | **397,830,482** |

***Notes:***

1 The following table sets out the calculation of the post takeover CTGM valuation share price range:

| | CTGM valuation Range ($) | | |
|---|---|---|---|
| | High | Low | Most Likely |
| CTGM Future Operations | 79,400,000 | 48,100,000 | 64,000,000 |
| GML mineral tenements | 6,550,000 | 4,020,000 | 5,200,000 |
| GML investments | 0 | 0 | 0 |
| GML tax benefit | 930,000 | | 750,000 |
| Net other assets | (4,797,653) | (4,797,653) | (4,797,653) |
| **Total valuation** | 82,082,347 | 47,322,347 | 65,152,347 |
| **cents per share** | **20.63** | **11.90** | **16.38** |

2 The post takeover number of issued CTGM shares was calculated as follows:

| | |
|---|---|
| CTGM shares on issue 25 September 2003 | 327,545,243 |
| Add: shares assumed issued to option holders | 25,782,985 |
| *shares issued to GML shareholders* | 74,177,850 |
| (reduce by shares held by GML) | (29,675,596) |
| **CTGM issued shares following takeover of GM** | **397,830,482** |

3 It is assumed that upon the completion of the takeover of GML the management of CTGM will elect to maintain this shareholding in GML, a wholly owned subsidiary. Other options available to CTGM include the disposal for cash or other assets or cancellation. By keeping this shareholding in GML, a wholly owned subsidiary, this holding is excluded from CTGM unit share valuation calculations.

| SCHEDULE B | VALUATION SUMMARY | Great Mines Limited |
|---|---|---|

**Issued Capital**

111,266,775 ordinary shares

**Information relating to Shareholders:**

As at 25 September 2003 Great Mines Limited (GML) had on issue 111,266,775 shares of which the top 20 shareholders held 90.45%. Details of the top five shareholdings as at that date are as follows:

| Shareholder | Shares | % of Total |
|---|---|---|
| James Joseph Lynch | 74,173,154 | 66.66% |
| John Francis Lynch | 8,863,636 | 7.97% |
| Underwriting & Mining Investment Corporation Pty Ltd | 5,472,465 | 4.92% |
| James Joseph Lynch | 4,499,500 | 4.04% |
| A.I.C. (Aust) Pty Ltd | 2,000,000 | 1.80% |

**Valuation of Great Mines Limited**

| | Notes | | Unaudited Draft **Balance Sheet** 30June 2003 $ | **Update Adjustment Estimates** $ | **Estimated Balance Sheet** 6 October 03 $ |
|---|---|---|---|---|---|
| **Current assets** | 1 | Cash | 10,848 | (6,000) | 4,848 |
| | | Receivables | 8,424 | | 8,424 |
| | | Inventories | 854 | | 854 |
| | | Total current assets | 20,126 | | 14,126 |
| **Non-current assets** | 2 | Listed shares | 5,586,028 | 0 | 5,586,028 |
| | 2 | Less: provision for diminution | (1,585,429) | 1,585,429 | 0 |
| | 3 | Unlisted shares at cost | 1,008,423 | | 0 |
| | 3 | Less: provision for diminution | (551,521) | 551,521 | 0 |
| | | Plant & equipment | 10,264 | | 10,264 |
| | 4 | Mining leases | | 5,200,000 | 5,200,000 |
| | | Total non-current assets | 4,467,765 | | 10,796,292 |
| **Total Assets** | | | 4,487,891 | | 10,810,418 |
| **Current liabilities** | | Accounts payable | 3,000 | | 3,000 |
| | | Borrowings (CTM loan) | 217,855 | | 217,855 |
| | | Total current liabilities | 220,855 | | 220,855 |
| **Non-current liabilities** | | Borrowings (UMIC P/L loan) | 130,846 | | 130,846 |
| | | Total non-current liabilities | 130,846 | | 130,846 |
| **Total liabilities** | | | 351,701 | | 351,701 |
| **Net assets** | | | 4,136,190 | | 10,458,717 |
| **Tax losses benefit** | 5 | Add to Net Assets | | | 750,000 |
| **Valuation** | | | 4,136,190 | | 11,208,717 |
| | 6 | **cents/share** | 3.72 | | 10.07 |
| **Shares on Issue** | | | 111,266,775 | | 111,266,775 |

**Notes**

1. The adjustment is an estimate of net cash expenditure for the period 30 June 2003 through 6 October 2003.
2. GML investments include a holding of 29,675,596 shares in CTGM. This holding was valued at 13.5 cents per share, the last sale price on the ASX on 30 June 2003, in the Balance Sheet. The TWA current valuation of CTGM shares, summarised in Schedule A to this report, arrives at a range of value for a CTGM share of from 12.4 cents to 21.2 cents with a Most Likely price projection of 16.9 cents. The above adjustment uses the 16.9 cents per share Most Likely valuation. The calculation of the valuation range of GML shares, including the effect of using the TWA range of CTGM share prices, is shown in Note 5.

**Notes (continued)**

3. Great Mines unlisted investments comprise a 91% equity in Charters Towers Mines Pty Ltd (CTM) and an 81.2% shareholding in Deeprock Mining Pty Ltd. CTM and Great Mines have joint venture agreements covering some mining titles in the Charters Towers district, TWA valuation estimates of which are included in Appendix 1 to this report - see Note 4 below. CTM also holds an investment of shares in CTGM. This shareholding was sold down from 3,274,181 shares as at 30 June 2003 to 1,705,806 shares as at 25 September 2003. Our valuation of the Great Mines investment in CTM is summarised in the following table:

| | Unaudited Draft Balance Sheet 30June 2003 | Update Adjustment Estimates | Estimated Balance Sheet 6 October 03 |
|---|---|---|---|
| Current assets: | $ | $ | $ |
| Cash & loans | 223,916 | 275215 | 499,131 |
| Mining leases | 140,275 | | 140,275 |
| Total | 364,191 | | 639,406 |
| Non-current assets | | | |
| Investment in CTGM shares | 442,014 | | 287,428 |
| Buildings, plant & equipment | 24,544 | | 24,544 |
| Total non-current assets | 466,558 | | 311,972 |
| **Total Assets** | 830,749 | | 951,378 |
| **Total Liabilities** | 12,167 | | 12,167 |
| **Net Assets** | **818,582** | | **939,211** |
| **Valuation GM 91% Interest in CTM** | | | **854,682** |

The above table calculates the Most Likely estimate of the valuation of the GML 91% investment in CTM. The valuation range for this investment will vary within the range of share prices used for the CTGM investment. The results of calculation of this range are shown in the Note 5. Table below.

The draft balance sheet of Deeprock Mining Pty Ltd indicates that this investment is of neglegible value, say +/- $5,000 and has been disregarded in this estimate.

4. This item represents the TWA valuation of the mining tenements held by Great Mines and its 91% subsidiary CTM. Appendix 1 sets out the calculation of this valuation range, namely, from $4.02 million to $6.55 million, Most Likely $5.2 million.

5. An estimate has been made of the GML tax losses (some $4.96 million) in the valuation of the CTGM Gold Production Plan. An independent opinion on the acceptance by the Tax Office of a future claim by CTGM applying for these losses was inconclusive. Cash Flow analysis suggests that the present value of any benefit could range from zero to $930,000, with a Most Likely value of $750,000.

6. The Great Mines share price calculated above is based on the Most Likely TWA valuation of the Great Mines/CTM mining tenements. Using the TWA valuation range values for these areas (Note 4 above), the estimated valuation range for a Great Great Mines share is as follows:

| | | Valuation Range ($) | | |
|---|---|---|---|---|
| | | **Low** | **High** | **Most Likely** |
| Mining Tenement Valuation | | 4,020,000 | 6,550,000 | 5,200,000 |
| Investment in CTGM shares | | 0 | 0 | 5,586,028 |
| Investment in CTM | | 0 | 0 | 0 |
| All other assets | | (327,311) | (327,311) | (327,311) |
| **Total valuation** | **$** | **3,692,689** | **6,222,689** | **10,458,717** |
| | **cents per share** | **3.32** | **5.59** | **9.40** |

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM PLEASE CONSULT YOUR BROKER OR FINANCIAL ADVISER IMMEDIATELY

OFFER BY CHARTERS TOWERS GOLD MINES LIMITED (ABN 30 060 397 177) TO ACQUIRE ALL OF YOUR FULLY PAID SHARES IN GREAT MINES LIMITED (ACN 010 506 251) ("GREAT MINES")

# ACCEPTANCE FORM

*NAME*
*ADDRESS*

| Number of Great Mines shares you hold | Certificate Number | Securities Sub-Register |
|---|---|---|
| | | |

☐ If any of the above details are incorrect, please mark this box, amend the details and initial the alterations.

You should read the Bidder's Statement, which accompanies this form. To accept the Offer contained in that document, complete the acceptance section of this form and return the form, together with the share certificate and any other required documents to Charters Towers Gold Mines Limited.

Your Great Mines shares are held in a certificated system. Please read section 1 overleaf and complete the acceptance section of this form.

## Acceptance and Signature(s)

I/We, the person(s) named above, being the holder of the Great Mines shares shown above, accept the Offer in respect of the number of my/our Great Mines Shares shown above and hereby agree to transfer to Charters Towers Gold Mines Limited those Great Mines shares for the share consideration specified in the Offer and described in section 2.3 of the Bidder's Statement and agree to be bound by the terms of the Offer. If this form is signed under Power of Attorney, the Attorney declares that he or she has no notice of revocation of that power.

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Director | Director/Company Secretary | Sole Director and Sole CompanySecretary |

Affix common seal here if required by your constitution

Date

Daytime telephone number (if convenient)

# HOW TO ACCEPT THE OFFER

**Your acceptance must be received by no later than 5pm Australian Eastern Standard Time on 5 December 2003 (unless the Offer is extended).**

## *Instructions*

**Sign and date the form on the reverse side.**

**Please note:**

(a) **Joint Holders**
All joint holders must sign this form.

(b) **Corporations**
This form must be signed by the authorised officer of the corporation and sealed (if required by, and in accordance with the corporation's constitution), or a duly appointed attorney.

(c) **Power of Attorney and Deceased Estates**
If this form is signed under Power of Attorney, by the executors of a deceased estate, or by the administrators, then the relevant power of attorney, probate or letters of administration (as appropriate) Together with any documents required by law must be attached.

**Shareholders should mail or deliver their completed form to:**

**Charters Towers Gold Mines Limited**
**Suite 5a**
**19 Lang Parade**
**Milton Queensland 4064**

**or**

**Charters Towers Gold Mines Limited**
**PO Box 1909**
**Milton Queensland 4064**

Please ensure that the acceptance form, share certificate and all necessary documents are included.

If your share certificate has been lost or destroyed, a Statutory Declaration will need to be provided. Please contact CTGM and a Statutory Declaration form will be forwarded to you.

## NB: THE CLOSING DATE FOR ACCEPTANCE IS 5 DECEMBER 2003

A reply paid envelope has been enclosed for shareholders with Australian addresses.

Overseas shareholders are urged to return their completed form by airmail.

**If you have any queries concerning your shareholding or need help completing this form, please contact Great Mines Limited on 07 4787 2500 (Australia) or if calling from overseas 61 7 4787 2500.**

**This is an important document and requires your immediate attention**

# OFFER

## TO GREAT MINES LIMITED SHAREHOLDERS

**To acquire all of the ordinary shares in GREAT MINES LIMITED ACN 010 506 251 by issuing two (2) Charters Towers Gold Mines Limited ABN 30 060 397 177 shares for every three (3) of your Great Mines Limited ACN 010 506 251 shares**



### CONTENTS



## IMPORTANT INFORMATION

| KEY DATES | |
|---|---|
| **Offer announced** | **19 August 2003** |
| **Date of Offer** | **22 October 2003** |
| **CLOSE OF OFFER** | **5 December 2003** (unless extended) |

### HOW TO ACCEPT THIS OFFER

**Sign and return the enclosed acceptance form** by posting it in the envelope provided to:

**Charters Towers Gold Mines Limited**
**PO Box 1909 Milton QLD 4064 Australia**

**IMPORTANT NOTICE -** This booklet contains a Bidder's Statement given by Charters Towers Gold Mines Limited ABN 30 060 397 177 (CTGM) pursuant to Part 6.5 of Chapter 6 of the Corporations Act.

The information in the front section of this booklet should be read together with the detailed information set out in the Bidder's Statement. Terms used in the front section of this booklet have the same meaning given to them in the Bidder's Statement.

You should read the Bidder's Statement before deciding whether to accept the Offer. You may also wish to consult your financial or legal adviser. CTGM has not had any access to information concerning Great Mines other than that in the public domain. Information in the Bidder's Statement concerning Great Mines has not been independently verified. CTGM does not, subject to the Corporations Act, make any representation, express or implied, as to the accuracy or completeness of this information.

CHARTERS TOWERS GOLD

20 October 2003

**Dear Great Mines Shareholder**

On 19 August 2003, Charters Towers Gold Mines Limited (CTGM) announced an Offer to acquire all the shares in Great Mines Limited (Great Mines) subject to the terms set out in the Bidder's Statement. The Offer is two (2) CTGM shares for every three (3) Great Mines shares.

The Offer makes sense for all parties and in particular provides a number of significant benefits for Great Mines shareholders:

- The marketability of your shares should be improved because CTGM is a public listed company on the Australian Stock Exchange enabling shares to be readily traded.
- CTGM is a dynamic resource company undertaking a world class project located at Charters Towers in North Queensland - historically Australia's richest major goldfield.
- CTGM has established environmental expertise.
- CTGM has developed innovative and successful project funding mechanisms.
- Innovative thinking is also found in CTGM's application of mining technologies. New systems are being applied at Charters Towers, which potentially could be utilised in Great Mines projects.
- A combined group would have 100% ownership of the Charters Towers Goldfield which would enable development under a focused and experienced management team.
- 100% ownership of the goldfield and future development by CTGM should enhance the investment potential of CTGM shares.

Gold mining is changing in Australia. Major producers are merging or under takeover. This strategy provides corporate entities with greater flexibility and 'weight" in the market and financing opportunities. There is no reason why smaller resource groups and exploration companies should not follow the same strategy. The achievement of a 100% ownership of the mining tenements by CTGM in Charters Towers will mean greater opportunities are available for raising funds for exploration, development and mining on a number of exploration sites within the goldfield.

The Bidder's Statement attached to this letter sets out details of the offer. Please read it carefully and consult your financial adviser. You are welcome to contact CTGM via telephone 07 3870 8000, fax 07 3870 8111 or email brisbane@ctgold.com.au. **To accept the Offer, shareholders should sign and return the enclosed acceptance form to CTGM** in the envelope provided.

We look forward to your acceptance of the Offer and to welcoming you as a Charters Towers Gold Mines Limited shareholder.

Yours sincerely

Chairman
John J Foley

## THE CHARTERS TOWERS GOLD MINES STORY

Charters Towers Gold Mines Limited (CTGM) is a dynamic, growing resource company, which has over one million ounces of gold in its resource table. The company's focus has been on the rich Charters Towers goldfield, where it has invested over $50 million since 1993. CTGM has completed over 92,000 metres of drilling, constructed a gold processing plant, established infrastructure and services, created an underground access to 238 metres in depth and established ventilation shafts and dewatering systems. CTGM has also compiled an extensive database on the goldfield using old mine records, surveys and previous drilling results. CTGM has completed extensive exploration activities to increase its mineral resources and geological knowledge to establish a viable resource capable of supporting long term mining operations, with the expectation of commencing gold production in 2004. CTGM is currently not producing gold from its mineral tenements and no revenue from gold sales has been received over the previous 12 months. The assets of the company at June 30, 2003 represent a net asset backing of approximately 12.25 cents per share.

CTGM has released the Gold Production Plan ('GPP') dated 27 September 2002. The GPP outlines the strategy with which to take gold production to 250,000 ounces per year over a five-year production period and maintain this production level for a total of 30 years, to produce a total of 6.8 million ounces. From a management perspective, the GPP will serve as a guide for future investment, cashflow planning and full development of the central goldfield. A full copy of the GPP is available at www.ctgold.com.au.

Respected independent consulting mining engineers group Tennent, Isokangas Pty Ltd have endorsed CTGM's Gold Production Plan. The report concludes that "the Gold Production Plan is a fair representation of the potential to identify a resource of the order of 15Moz to a depth of 2000m at Charters Towers. With strong project management it should be feasible to subsequently mine this gold potential economically at the rate of 250,000 oz Au per annum, within normal bounds of mining risk." A full copy of the engineers' report is available at www.ctgold.com.au.

CTGM has opened an office in Dubai with the aim of becoming part of a dynamic and expanding marketplace and to form a trade and investment alliance with a marketplace that understands the gold business. This office will enable CTGM to move closer to the customer when it commences shipping gold. It is part of an innovative and integrated plan to build the 'Charters Towers' brand.

CTGM has also entered into a Heads of Agreement with Transfield Services Limited to establish an alliance contract for this company to provide project management services associated with the development of the giant Charters Towers goldfield. CTGM believes this alliance will ensure that the objectives of the Gold Production Plan are achieved. Transfield Services Limited has extensive experience at successfully implementing leading technologies and project managing the completion of projects on time and within budget. This company is a leading provider of maintenance services in the mining and other heavy industry sectors.

## WHY THE TAKEOVER MAKES GOOD SENSE

The Charters Towers area is an advanced exploration and development project, with a total Mineral Resource of over one million ounces of gold (3.7 million tones at 8.4 grams of gold per tonne) and the potential for significantly more gold resources.

CTGM has established granted mining leases and all the required infrastructure to commence gold production.

CTGM will effectively gain 100% ownership of the Charters Towers Goldfield, the first time in history that one company has owned all of the mining tenements in the township.

Charters Towers has in place the management structure and expertise to progress to gold production.

Forward thinking, innovative ideas particularly with fund raising and mining technology.

## REASONS TO ACCEPT THE OFFER

- ✓ Great Mines is an unlisted public company. Future growth by Great Mines will require substantial capital input prior to achieving any cash flow. Great Mines doesn't have the capital or available assets to complete projects or undertake production.
- ✓ CTGM has an established management team with extensive exploration and mining experience.
- ✓ CTGM has well established and advanced projects. A merged entity would have access to diversified opportunities and the efficient utilization of technical resources.
- ✓ Opportunities exist to achieve efficiencies in project management and costs through shared resources such as tenement administration, accounting, legal and other operational expenses.

## KEY OFFER TERMS

| | |
|---|---|
| **OFFER PRICE** | Two (2) Charters Towers Gold Mines Limited shares for every Three (3) Great Mines Limited shares |
| **SCHEDULED CLOSING DATE** | **5 December 2003** |
| **PAYMENT** | All scrip |
| **TAX CONSEQUENCES** | The Tax consequences are set out in section 12 of the Bidder's Statement |
| **NO FEES** | There are no commissions payable to third parties |
| **TERMS/CONDITION** | The Offer is subject to the terms set out in sections 2.8, 2.9 and 2.10 of the Bidder's Statement. |

## WHAT YOU SHOULD DO NEXT

### Accept this Offer and take advantage of this opportunity

**To accept the Offer:**

***Sign and return the enclosed acceptance form*** *by posting it in the prepaid envelope provided to:*

**Charters Towers Gold Mines Limited**
**PO Box 1909**
**Milton QLD 4064**
**Australia**

**FURTHER INFORMATION**

If you wish to discuss the procedures for accepting the Offer, misplaced your acceptance documentation, or have any questions or wish to discuss any aspect of the Offer please contact:

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited
Phone : 07 3870 8000
Fax : 07 3870 8111
Email : brisbane@ctgold.com.au
Website: www.ctgold.com.au

CHARTERS TOWERS GOLD

ABN 30 060 397 177

**THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION**

If you are in doubt as to how to act, you should consult your financial or legal adviser as soon as possible.

# BIDDER'S STATEMENT

**OFFER BY**

## CHARTERS TOWERS GOLD MINES LIMITED
## ABN 30 060 397 177

**TO ACQUIRE**
**ALL OF THE ORDINARY SHARES IN**

## GREAT MINES LIMITED
## ACN 010 506 251

by issuing two (2) Charters Towers Gold Mines Limited shares for every three (3) Great Mines Limited shares

**THE OPINION OF THE INDEPENDENT EXPERT AS SET OUT IN THE REPORT MARKED APPENDIX AA IS THAT THE PROPOSED TERMS OF THE TAKEOVER ARE NOT FAIR BUT ARE REASONABLE HAVING REGARD TO THE INTERESTS OF CTGM NON-ASSOCIATED SHAREHOLDERS.**

The Bidder's Statement was lodged on 22 October 2003 under section 633 of the Corporations Act

# TABLE OF CONTENTS

**Lodgment under the Corporations Act**
A copy of the Bidder's Statement was lodged with the ASIC on 22 October 2003.

This Bidder's Statement is given by Charters Towers Gold Mines Limited ABN 30 060 397 177, the Bidder, to Great Mines Limited ACN 010 506 251, the target, pursuant to Part 6.5 of the Corporations Act.

**Date of Bidder's Statement, Bidder's Statement and Offer**
This Bidder's Statement is dated 22 October 2003 which is the date on which a copy of his Bidder's Statement was lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the contents of the Bidder's Statement.

**Defined terms**
A number of defined terms are used in the Bidder's Statement. Unless the contrary intention appears, the context requires otherwise or words are defined in section 1 of the Bidder's Statement, words and phrases in this Bidder's Statement have the same meaning and interpretation as in the Corporations Act.

**Approval of Bidder's Statement**
The Bidder's Statement has been approved by a unanimous resolution passed by the Directors of CTGM.

**What is CTGM offering to buy?**
CTGM is offering to acquire all of the ordinary shares in Great Mines. This document is a Bidder's Statement. The Bidder's Statement contains the formal terms of the Offer (set out in section 2 of the Bidder's Statement) and other information relevant to your decision to accept the Offer.

**If you accept the Offer, CTGM will be entitled to all Rights in respect of your Great Mines shares. <u>You may accept this Offer in respect of all or part of the Great Mines shares held by you</u>.**

## SECTION 1

## DEFINITIONS AND INTERPRETATION

### 1.1 Definitions

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

**A$ or $** means Australian dollars.

**Acceptance Form** means the acceptance form which accompanies the Bidder's Statement.

**All Ordinaries Index** means the All Ordinaries Index of ASX.

**ASIC** means the Australian Securities and Investments Commission.

**ASX** means Australian Stock Exchange Limited ACN 008 624 691.

**ASX Listing Rules** means the listing rules of the ASX.

**Bidder's Statement** means the statement made pursuant to the Corporations Act which has been served on Great Mines in relation to the Takeover Bid of which the Offer forms part.

**CGT** means the Australian capital gains tax.

**CTGM** means Charters Towers Gold Mines Limited ABN 30 060 397 177

**Complying Superannuation Fund** has the meaning given in the Superannuation Industry (Supervision) Act 1993 (Cwlth)

**Corporations Act** means the Corporations Act of Australia (as in force at the date of the Bidder's Statement).

**GST** means the Australian goods and services tax.

**Great Mines** means Great Mines Limited ACN 010 506 251.

**Offer** means CTGM's offer to acquire Great Mines shares as contained in section 2 of this Bidder's Statement.

**Offer Period** means the period during which the Offer will remain open for acceptance in accordance with section 2.2 of this Bidder's Statement.

**Public Authority** means any government or governmental, semi-governmental, statutory or judicial entity or authority, whether in Australia or elsewhere. It includes any self-regulatory organisation established under statute or any stock exchange.

**Rights** means all accretions, rights or benefits of whatever kind attaching to or arising from the Great Mines shares directly or indirectly at or after the date of this Bidder's Statement including, without limitation, all dividends and all rights to receive them or rights to receive or subscribe for shares, notes, bonds, options or other securities declared, paid or issued by Great Mines.

**Takeover Bid** means the takeover bid constituted by the dispatch of the Offer.

**Target's Statement** means the document issued by Great Mines in response to the Offer.

**Year** means year ending 30 June.

### 1.2 Interpretation

In this Bidder's Statement and in the Acceptance Form, unless the context requires otherwise:

(1) other words and phrases have the same meaning, if any, given to them in the Corporations Act;

(2) words importing a gender include any gender;

(3) words importing the singular include the plural and vice versa;

(4) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate and vice versa;

(5) a reference to a section, annexure and schedule is a reference to a section of and an annexure and schedule to this Bidder's Statement as relevant;

(6) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws issued under that statute;

(7) headings and boldings are for convenience only and do not affect the interpretation of this Bidder's Statement;

(8) a reference to time is a reference to time in Brisbane, Australia;

(9) a reference to writing includes telex and facsimile transmissions;

(10) a reference to dollars, $, A$, cents, c and currency is a reference to the lawful currency of the Commonwealth of Australia;

(11) a reference to a word "including" means including without limitation.

## SECTION 2

# THE OFFER

**2.1 Offer**

(1) CTGM offers to acquire all Great Mines shares, subject to the terms set out in this Offer, by issuing two (2) CTGM shares for every three (3) of your Great Mines shares.
(2) Subject to section 2.4(b) below, you may accept this Offer in respect of all or part of your Great Mines shares.
(3) If you become entitled to a fraction of a CTGM share that fraction will be disregarded and rounded down.
(4) CTGM shares issued in accordance with the Offer will rank equally with all issued CTGM shares on and from the date of issue subject to no Great Mines dividend being declared prior to the consideration under the Offer being paid.
(5) If you accept this Offer, CTGM is entitled to all Rights (including dividends) in respect of your Great Mines shares.

**2.2 Offer Period**

This Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 5.00pm (Brisbane time) on 5 December 2003, unless withdrawn or extended in accordance with the Corporations Act.

**2.3 Official quotation of CTGM shares**

(1) The consideration offered by CTGM under the Offer is two (2) CTGM shares for every three (3) of your Great Mines shares. The shares offered as consideration will be issued by CTGM and will rank equally with CTGM shares currently on issue.
(2) CTGM has been admitted to the Official List of ASX. Shares of the same class as those to be issued as consideration have been granted official quotation by ASX.
(3) An application will be made within seven days after the start of the bid period to ASX for the granting of official quotation of the CTGM shares to be issued. However, official quotation is not granted automatically on application, but under normal circumstances, official quotation should follow.

**2.4 Who may accept**

**(a) Offerees**

(1) An Offer in this form and bearing the same date is being made and will be sent to each holder of Great Mines shares registered in the Great Mines share register at 9.00am (Brisbane time) on the date specified by CTGM under section 633(2) of the Corporations Act; and
(2) This Offer extends to any person who becomes registered or entitled to be registered as the holder of any of your Great Mines shares during the Offer Period.

**(b) Trustees and nominees**

(1) During the Offer Period:
  (a) any person who is able to give good title to a parcel of your Great Mines shares may accept (if they have not already accepted an offer in the form of this Offer) as if an offer on terms identical with this Offer has been made to them; and
  (b) a person who holds one or more parcels of Great Mines shares as trustee or nominee, or otherwise on account of another person, may accept as if a separate offer had been made in relation to:
    (i) each of those parcels; and
    (ii) any parcel they hold in their own right.
(2) A person is taken to hold Great Mines shares if the person is, or is entitled to be registered as, the holder of those Great Mines shares.
(3) A person is taken to hold Great Mines shares on trust for, as nominee for, or on account of another person if they:
  (a) are entitled to be registered as the holder of particular Great Mines shares; and
  (b) hold their interest in the Great Mines shares on trust for, as nominee for, or on account of another person.
(4) With respect to a person who may accept under section 2.4(b)(1) as if a separate offer is taken to be made to a person for a parcel of Great Mines shares within a holding, an acceptance of that offer is ineffective unless:
  (a) the person gives CTGM a notice stating that the Great Mines shares consist of a separate parcel; and
  (b) the acceptance specifies the number of Great Mines shares in the parcel.
(5) A notice under section 2.4(a) must be made in writing.

(6) A person may, at any time, accept for two or more parcels as if there had been a single offer for a separate parcel consisting of those parcels.

## 2.5 How to accept this Offer

**(a) General**

(1) You may accept this Offer at any time during the Offer Period.

**(b) Certificated Shares**

Your Great Mines shares are certificated and held on Great Mines' subregister. To accept this Offer, you must:

(1) **complete** and **sign** the Acceptance Form enclosed with this Bidder's Statement (and which forms part of this Offer), in accordance with the terms of this Offer and the instructions on that form; and

(2) ensure that the Acceptance Form, Share Certificate and any documents required under the terms of this Offer and the instructions on the form are **received before the expiry of the Offer Period** at the following address:

| **Mailing Address details** | **Delivery Address details** |
|---|---|
| Charters Towers Gold Mines Limited | Charters Towers Gold Mines Limited |
| PO Box 1909 | Unit 5a, 19 Lang Parade |
| MILTON QLD 4064 | MILTON QLD 4064 |

**(c) Receipt of Acceptance Form**

(1) To accept this Offer by completing the Acceptance Form, you should **complete** and **sign** the Acceptance Form in accordance with the instructions on it, and return it together with the Share Certificate and any necessary documents so that it is received by CTGM before the end of the Offer Period.

(2) The return of the Acceptance Form by facsimile does not satisfy the requirements for acceptance in sections 2.5(b) and (c) above (unless you have made prior arrangements with CTGM).

(3) If your Acceptance Form is returned by post, it will be deemed to be received before the end of the Offer Period if the envelope in which it is sent is post-marked before the end of the Offer Period (even if received by CTGM after that time).

**(d) Lost Share Certificates**

If your Share Certificate has been lost or destroyed, a Statutory Declaration will need to be provided to CTGM. **Please contact CTGM and a Statutory Declaration form will be forwarded to you for signing and return to CTGM.**

## 2.6 The effect of Acceptance

(1) By signing the Acceptance Form and returning it to CTGM in accordance with section 2.5 above or otherwise accepting this Offer in accordance with section 2.5 above, you will have:

(A) accepted this Offer (and each variation of this Offer) in respect of your Great Mines shares;

(B) agreed to transfer to CTGM your Great Mines shares;

(C) irrevocably authorised CTGM to complete your Acceptance Form, by rectifying any errors in or omissions from it as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of your Great Mines shares to CTGM;

(D) represented and warranted to CTGM that your Great Mines shares will, at the time of transfer to CTGM, be fully paid up and CTGM will acquire good title and full beneficial ownership of them free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions of any kind of transfer;

(E) irrevocably appointed CTGM or any nominee (or Nominees) of CTGM as your attorney to exercise all your powers and rights attaching to your Great Mines shares. This includes, without limitation, powers and rights to requisition, convene, attend and vote at all general meetings of Great Mines from the time of the contract resulting from your acceptance of this Offer, until the earlier of the withdrawal of your acceptance under section 650E of the Corporations Act or the end of the Offer Period or, the registration of CTGM as the holder of those shares;

(F) agreed that in exercising the powers conferred by the power of attorney in section 2.6(1)(E) above, CTGM or its nominee is entitled to act in the interests of CTGM;

(G) agreed not to attend or vote at any general meeting of Great Mines or to exercise or purport to exercise any of the powers conferred on CTGM or its nominee in section 2.6(1)(E) above;

(H) agreed to fully indemnify CTGM in respect of any claim or action against it for any loss, damage or liability whatsoever incurred by it as a result of you not producing your share certificate or in consequence of the transfer of your Great Mines shares being registered by Great Mines without production of your share certificate.

(I) agreed to accept any CTGM shares, to which you have become entitled by the acceptance of this Offer, subject to the constitution of CTGM, and have authorised CTGM to place your name on the register of shareholders in respect of those CTGM shares;

(J) irrevocably authorised and directed Great Mines to pay to CTGM or to account to CTGM for all dividends and other distributions and entitlements which are declared, paid, made, or otherwise arise or accrue after the date of this Bidder's Statement in respect of your Great Mines shares which it acquires pursuant to this Offer. If this Offer is withdrawn, CTGM will account to you for any such dividends, distributions and entitlements received by CTGM;

(K) authorised CTGM to notify Great Mines on your behalf, that your address, for the purpose of serving notices upon you in respect of your Great Mines shares which CTGM acquires pursuant to this Offer, is such address as is specified by CTGM in the notification; and

(2) CTGM may at any time, in its sole discretion and without further communication to you, determine that any Acceptance Form it receives is a valid acceptance, even if one of the requirements for acceptance has not been complied with.

(3) CTGM will provide the consideration to you in accordance with section 2.7, in respect of any part of an *acceptance determined by CTGM to be valid.*

(4) Where you have satisfied the requirements for acceptance in respect of only some of your Great Mines shares, CTGM may in its discretion regard the Offer to have been accepted in respect of those Great Mines shares, but not the remainder.

**2.7 When will you receive payment.**

(1) Subject to section 2.7(3) and to the Corporations Act, if you have accepted this Offer, CTGM will provide the consideration as set out in section 2.1(1) to you on or before the earlier of:
   (A) one month after the Offer becomes unconditional; or
   (B) 21 days after the end of the Offer Period.

(2) Where the Acceptance Form requires an additional document to be given (eg a power of attorney):
   (A) *if that document is given with your acceptance, CTGM will provide payment in accordance with section 2.7(1);*
   (B) if that document is given after acceptance and before the end of the Offer Period, CTGM will provide the *consideration to you by the earlier of:*
      (i) within one month after the Offer becomes unconditional; or
      (ii) 21 days after the end of the Offer Period;
   (C) if that document is given after acceptance and before the end of the Offer Period, CTGM will provide the consideration to you by the earlier of:
      (i) within one month after the Offer becomes unconditional; or
      (ii) 21 days after the end of the Offer Period;
   (D) if that document is given after the end of the Offer Period, CTGM will provide the consideration to you within 21 days after that document is given.

(3) If you accept this Offer, CTGM is entitled to all Rights in respect of your Great Mines shares. CTGM may require you to provide all documents necessary to vest title to those Rights in CTGM, or otherwise to give it the benefit or value of those Rights. If you do not do so before CTGM has provided the consideration to you, CTGM will be entitled to deduct the amount or value as reasonably assessed by CTGM of such Rights (including the value of any franking credits) from the consideration otherwise due to you.

(4) The obligation of CTGM to issue and allot any CTGM shares, to which you are entitled, will be satisfied by CTGM:
   (A) entering your name on the register of members of CTGM; and
   (B) no later than seven business days after your name is entered in the register of members of CTGM, dispatching or procuring the dispatch to you, by pre-paid post to your address recorded in Great Mines' register of members at 9.00am (Brisbane time) on the date set by CTGM under section 633(2) of the Corporations Act, an uncertificated holding statement in your name. If your Great Mines shares are held in *joint names, an uncertificated holding statement will be issued in the name of, and forwarded to, the holder* whose name appears first in Great Mines' register of members on the date set by CTGM under section 633(2) of the Corporations Act.

**2.8 Conditions of this Offer**

This Offer and any contract that results from your acceptance of it is conditional upon clauses 2.9 & 2.10 below.

**2.9 Statutory condition**

This Offer and any contract that results from your acceptance of it are subject to a condition that:

(1) an application is made to the ASX within seven days of the start of the bid period for admission to official quotation by ASX of the CTGM shares to be issued pursuant to the Offer; and

(2) permission for admission to official quotation of the CTGM shares to be issued pursuant to the Offer which are accepted is granted no later than seven days after the end of the Offer Period. If this condition is not fulfilled, all contracts resulting from the acceptance of the Offer will be automatically void.

**2.10 CTGM Shareholder Approval**

Great Mines is a substantial shareholder in CTGM and a 'related party' as defined in the Corporations Act. A director of Great Mines (James Joseph Lynch) is the parent of the Managing Director (Mark James Lynch) of CTGM.

Therefore this Bid is subject to approval by CTGM shareholders. A general meeting seeking the approval of the Bid of CTGM shareholders has been called for 28 November 2003.

If the approval of CTGM shareholders is not obtained all acceptances will be returned by mail.

**2.11 Variation in Offer**

CTGM may vary this Offer in accordance with the Corporations Act.

**2.12 No stamp duty or brokerage**

(1) CTGM will pay all stamp duty payable on the transfer of your Great Mines shares to it.

(2) No brokerage is payable by you if you accept this Offer.

**2.13 Governing Law**

This Offer and any contract from the acceptance of this Offer are governed by the laws in force in the State of Queensland.

**2.14 Withdrawal of Offer**

(1) This Offer may only be withdrawn with the consent in writing of the ASIC if it has not been accepted. Subject to that consent, withdrawal may be effected by giving notice to Great Mines and to ASX.

(2) If CTGM withdraws this Offer, all contracts from its acceptance will automatically be void.

**2.15 Date of Offer**

This Offer is dated 22 October 2003.

## SECTION 3

## PROFILE OF CTGM

**3.1 Overview of CTGM**

**Our aim**

Charters Towers Gold Mines Limited ("CTGM") was formed in December 1993, with the aim of re-developing the rich Charters Towers goldfield. That goldfield achieved the remarkable performance of producing over 6.6 million ounces of gold from 6.1 million tons of ore – equivalent to an average grade of 34 g/t of gold. Charters Towers historically remains Australia's fifth largest and the highest average grade major goldfield.

**Corporate Goal**

To develop the Charters Towers goldfield into a 250,000 oz per annum gold production operation.

**What we have done**

Since its formation CTGM has invested over $50 million in the re-development of the Charters Towers goldfield. The company has completed over 92,000 metres of drilling, constructed a gold processing plant, established infrastructure and services, created an underground decline access to 238 metres in depth and established ventilation shafts and dewatering systems. CTGM has also formed an extensive database on the goldfield using the old mine records, surveys and previous drilling results. The assets of the company at June 30, 2003 represent a net asset backing of approximately 12.25 cents per share.

**Production**

CTGM is currently not producing gold from its mineral tenements. No revenue from gold production has been received in the previous 12 months, although 38,000 ounces were produced in 1998-2000. CTGM's current strategy is to focus on commencing gold production in 2004.

**The Future**

CTGM has released the Gold Production Plan ('GPP') dated 27 September 2002. The GPP outlines the strategy with which to take gold production to 250,000 ounces per year over a five-year production period and maintain this production level for a total of 30 years, to produce a total of 6.8 million ounces. From a management perspective, the GPP will serve as a guide for future investment, cashflow planning and full development of the central goldfield.

In addition, it is expected that the 2003 Brilliant Gold Reef Project will be released. This project is a joint venture with independent investors, with the expectation of completing exploration and subsequently commencing gold production. CTGM obtained Australia's first Tax Product Ruling from the Australian Taxation Office for investments in the 2001 project.

CTGM has a bright future: the GPP, the Brilliant Gold Reef Project, an established and experienced management team, granted mining leases and exclusive tenement rights to Australia's richest major goldfield.

## 3.2 CTGM STATISTICS (Consolidated)

| | |
|---|---|
| ASX code | CTO |
| Official Listing Date | 23 December 1993 |
| Internet Address | www.ctgold.com.au |
| Registered Office | 19 Lang Parade, Milton QLD 4064 |
| Phone | 07 3870 8000 |
| Fax | 07 3870 8111 |
| Share Registry | Computershare Investor Services Pty Ltd<br>Level 27, 345 Queen Street Brisbane QLD 4000<br>Phone 07 3237 2173 |
| Directors | John J Foley (Chairman)<br>Mark J Lynch (Managing Director)<br>Greg J Barns (Director) |
| Secretary | Roslynn J Shand |
| Principal Activities | Gold exploration, mine development and mining. |
| Number Ordinary Shares | 329,302,579 (at 17 October 2003) |
| Number of shareholders | 5,246<br>1,695 below marketable parcel<br>(based on 29.5 cents per share at 17 October 2003) |
| Total Assets | $50,997,294 (as at 30 June 2003) |
| Total Liabilities | $ 9,709,569 (as at 30 June 2003) |
| Net Assets | $41,287,725 (as at 30 June 2003) |

## 3.3 Additional information regarding CTGM

(a) Publicly available information

As CTGM has been listed on the ASX since 1993 and has complied with its continuous disclosure requirements, a substantial amount of information concerning CTGM has previously been notified to ASX and is therefore publicly available.

(b) Regular reporting and disclosure obligations
CTGM is a "disclosing entity" for the purposes of the Corporations Act and it is subject to regular reporting and disclosure obligations under the Corporations Act and the ASX Listing Rules. These obligations require CTGM to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, CTGM has an obligation under the ASX Listing Rules (subject to certain limited exceptions) to notify ASX immediately of any information of which it becomes aware concerning CTGM, which a reasonable person would expect to have a material affect on the price or value of CTGM shares.

(c) Financial Reports
The financial reports for CTGM for the 2003 year were lodged with the ASIC on 30 September 2003. In the Independent Auditors' Report the following qualification appears:

"Under the terms of repayment, the loan of $7,490,513 by Princeton Economics International, Ltd (in provisional liquidation) is due.

The total loan will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company."

(d) Copies of available information
Great Mines shareholders who require any further information about the Offer may telephone CTGM on 07 3870 8000 on any business day.

Copies of documents lodged with ASIC in relation to CTGM may be obtained from, or inspected at, an ASIC office.

Great Mines shareholders may, on request and free of charge, obtain a copy of or inspect, any documents lodged by CTGM with ASX or ASIC and incorporated into this Bidder's Statement, including the following:

1. The annual report of CTGM for the 2003 year;
2. ASX releases referred to in Annexure B;
3. Any continuous disclosure notices given by CTGM after lodgment of the annual report.

To obtain a copy of any of the above documents during the Offer Period, Great Mines shareholders may telephone CTGM on 07 3870 8000 or alternatively can obtain this information from CTGM website at www.ctgold.com.au.

## SECTION 4

## INFORMATION AND RIGHTS – CTGM SECURITIES

### 4.1 Issued Securities in CTGM
CTGM has on issue, at the date of this Bidder's Statement, a total of 329,302,579 ordinary class shares.

### 4.2 Options
At the date of this Bidder's Statement there are a total of 24,025,649 options on issue in CTGM..
The number of options on issue are as follows:

**7,455,649 shareholder options,** expiring 9 December 2003, exercisable at 8 cents each
**1,070,000 shareholder options,** expiring 17 March 2004, exercisable at 8 cents each
**2,500,000 shareholder options,** expiring 30 May 2004, exercisable at 10 cents each.
**13 million directors options,** expiring 1 January 2005, exercisable at 15 cents each

The exercise of all these options outstanding upon the capital structure of CTGM will be as follows:-

| Shares issued 17 October 2003 | Total options | Total shares on issue if all options exercised |
|---|---|---|
| 329,302,579 | 24,025,649 | 353,328,228 |

The effects upon the capital structure of CTGM are fully detailed in Annexure D.

**4.3 Shareholders of CTGM**

CTGM shares, as at 17 October 2003, are held by 5,246 shareholders.

**4.4 Top 20 Shareholders**

The top 20 shareholders as at 30 September 2003 are listed in the following table.

| Name of Shareholder | Number of Shares held |
|---|---|
| Great Mines Limited | 29,675,596 |
| James Joseph Lynch | 16,086,548 |
| Mr William Jangsing Lee | 10,565,980 |
| Underwriting & Mining Investment Corporation Pty Limited | 8,795,773 |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson(O'Malley Park A/C) | 7,208,857 |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund a/c) | 5,805,382 |
| Miss Lily Lee | 4,911,657 |
| Share the Dream Pty Ltd | 3,034,866 |
| Prime Impact Pty Ltd | 2,974,048 |
| ANZ Nominees Limited | 2,565,195 |
| Parkes Holdings Pty Ltd | 2,401,000 |
| Ms Joanne Christine Codling | 2,266,666 |
| Mr David Michael Wentworth Evans | 2,266,666 |
| Mr Harry Sioros | 2,223,314 |
| Saltbush Nominees Pty Ltd | 2,122,436 |
| Andwendrod Services Pty Ltd | 2,000,000 |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 1,800,000 |
| Micgra Pty Ltd | 1,752,490 |

**4.5 Trading of CTGM shares**

The last recorded closing sale price of CTGM shares on ASX on the date before the public announcement of the Offer was 20.5 cents.

The highest recorded sale price of CTGM shares on ASX in the four months before the date of this Bidder's Statement was 36 cents. The lowest recorded sale price of CTGM shares in the four months before the date of this Bidder's Statement was 12.5 cents.

**4.6 Rights attached to CTGM shares offered**

The CTGM shares received as consideration under the Offer will rank equally with existing CTGM shares. The rights and restrictions attaching to the CTGM shares which will be issued as consideration under the Offer are set out in CTGM's constitution and in the Corporations Act. The main rights and liabilities attaching to the CTGM shares are summarised in Annexure "C".

## SECTION 5

## PROFILE OF GREAT MINES

### 5.1 Disclaimer

This overview of Great Mines and all financial information concerning Great Mines contained in this Bidder's Statement has been prepared by CTGM using publicly available information and adjusted where considered appropriate by CTGM based on industry knowledge and expertise. CTGM has not had access to information concerning Great Mines other than that which is in the public domain. Information in this Bidder's Statement concerning Great Mines has not been independently verified. CTGM does not, subject to the Corporations Act, make any representation or warranty express or implied, as to the accuracy or completeness of this information.

The primary sources of information about Great Mines were:-

- *Great Mines' annual reports, publicly released information of Great Mines and CTGM's own knowledge and* industry expertise.

Further information relating to Great Mines is expected to be included in the Target's Statement which Great Mines must provide to its shareholders.

### 5.2 Overview of activities

Great Mines is a junior mineral explorer established in 1969. It currently holds interests in 14 prospective mineral properties located on the Charters Towers Goldfield. Great Mines is not currently engaged in gold production.

### 5.3 Subsidiaries

| | |
|---|---|
| Charters Towers Mines Pty Ltd | 91% |
| Deeprock Mining Pty Ltd | 81.2% |

### 5.4 GREAT MINES STATISTICS (Consolidated)

| | |
|---|---|
| Registered Office | Black Jack Mine<br>Clermont Road, Charters Towers Qld 4820 |
| Mailing address | PO Box 10<br>Charters Towers, Qld 4820 |
| Phone | 07 4787 2500 |
| Fax | 07 4787 3746 |
| Share Registry | Great Mines Limited |
| Directors | James Joseph Lynch<br>Lionel Joseph Haberman<br>John Francis Lynch |
| Secretary | Mark Brian Fraser |
| Principal Activities | Gold and other mineral exploration |
| Number Ordinary shares | 111,266,775 |
| Number of shareholders | 1,150 |
| Options | Nil |
| Total Assets | $4,676,054 |
| Total Liabilities | $ 182,532 |
| Net Assets | $4,493,522 |

### 5.5 Top 20 Shareholders

| Name of Shareholder | Number of Shares held |
|---|---|
| James Joseph Lynch | 74,173,154 |
| John Francis Lynch | 8,863,636 |
| Underwriting & Mining Investment Corporation Pty Ltd | 5,472,465 |
| James Joseph Lynch | 4,299,500 |
| A.I.C. (Aust) Pty Ltd | 2,000,000 |
| Ian Robert McPherson | 1,400,000 |

| | |
|---|---|
| Rajad Nominees Pty Ltd | 1,000,000 |
| Bill & HV Turner Roney | 860,667 |
| Bears Den Pty Ltd | 500,000 |
| Gidley Baird Investments Pty Ltd | 500,000 |
| George Palmer | 487,500 |
| William Roney | 266,667 |
| Lionel Joseph Habermann | 251,000 |
| Gerald H K Lim | 250,000 |
| Bell & Moir Pty Ltd | 236,363 |
| Juncor Pty Ltd | 200,000 |
| Raymond Francis Cornelius | 196,973 |
| Maureen Anne Taylor | 130,590 |
| Doris Caroline Baker | 129,113 |
| Bird Bros Pty Ltd | 118,181 |

**5.6 CTGM's interest in Great Mines**

Immediately before this Bidder's Statement was lodged with the ASIC, CTGM and its associates (excluding the shareholding held by CTGM's Managing Director, Mark James Lynch) had no relevant interest in or voting power over Great Mines securities.

## SECTION 6

## PROFILE OF COMBINED CTGM/GREAT MINES OPERATIONS

It is expected that the combined assets of the companies will create an entity which will have a greater market presence, leading to increased volume of share trading and support for higher share prices.

The combined entity will comprise:

- 100% ownership of exclusive tenement rights to historically, Australia's highest average grade major goldfield
- advanced exploration projects at Charters Towers with over one million ounces of inferred gold resources
- strategic exploration tenements in the surrounding areas
- funding mechanisms to develop the resources through to production
- a Mineral Exploration and Production Group with over $41 million in net assets

## SECTION 7

## BENEFITS FOR GREAT MINES SHAREHOLDERS

CTGM's interest in the Charters Towers goldfield provides Great Mines shareholders a number of benefits and opportunities:

- Charters Towers is an advanced exploration project, with an inferred mineral resource of over one million ounces of gold and the potential for significantly more resources
- Charters Towers has granted mining leases
- CTGM has in place the required infrastructure and environmental permits to commence gold production
- CTGM has available the management structure and production expertise to take it into gold production

The conversion of Great Mines shares provides Great Mines with a clear development path for its exploration properties

If Great Mines maintains its present structure, the shareholders may face a long wait until infrastructure is established and exploration results converted to gold production and profits.

The development of Great Mines' exploration properties will require a substantial injection of capital to get to a similar position which CTGM has in its goldfield interests.

Great Mines' available cash will limit the amount of exploration and development it can carry out on its prospects. Opportunities for joint venturing a project interest to fund exploration are also currently limited due to the tightness of exploration funds in the market.

**Acceptance of the share offer will provide Great Mines the opportunity to access available capital in an advanced exploration project and apply CTGM's exploration funding mechanism.**

Great Mines' current exploration portfolio will be explored as planned. When additional funding is required, this will be carried out in conjunction with CTGM, which has proven it can develop innovative funding packages.

## SECTION 8

## SOURCES OF CONSIDERATION

### 8.1 Maximum CTGM share consideration

Based on the number of Great Mines shares on issue at the date of this Bidder's Statement, the maximum number of CTGM shares which would become payable under the Offer if every Great Mines shareholder accepted the Offer is approximately 74 million CTGM shares.

## SECTION 9

## SHARE TRADING HISTORY – CTGM


Share Trading History of CTGM
for 12 Months to Oct 17 2003
Volume Traded
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
-
$0.40
$0.35
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$-
Share Price A$
17-Oct-02
1-Nov-02
2-Dec-02
2-Jan-03
3-Feb-03
3-Mar-03
1-Apr-03
1-May-03
2-Jun-03
1-Jul-03
1-Aug-03
1-Sep-03
1-Oct-03
Volume Traded
Closing Price



03-10 Bidders Statement GML final

## SECTION 10

# INTENTION OF CTGM UPON ACQUISITION

### 10.1 Post takeover intentions

**Approach**
CTGM is required to disclose the key implications of possible outcomes of the Offer. CTGM's intentions are based on the facts and information concerning Great Mines, its business and the general business environment which are known to CTGM at the time of preparation of this Bidder's Statement.

Final decisions will only be made by CTGM in light of material facts and circumstances at the relevant time. Accordingly, the statements set out in this section are statements of current intentions and expectations only which may alter as new information becomes available or circumstances change.

**Intention upon acquisition**
It would be preferred by CTGM to acquire 100% of Great Mines.

### 10.2 Less than 50% of shares acquired

If less than 50% of Great Mines shares are acquired, then the Offer will still proceed. The shares will be carried as an investment in CTGM's balance sheet.

### 10.3 More than 50% of shares acquired

In the event that more than 50% of Great Mines shares are acquired, CTGM intentions would be:

- subject to the Corporations Act and the constitution of Great Mines, to seek to replace some or all of the members of the board of Great Mines to reflect CTGM's proportionate ownership interest. The board members which CTGM would nominate would include Mark James Lynch, Managing Director of CTGM. Other candidates have not yet been identified by CTGM and their identity will depend on the circumstances at the relevant time;
- it is likely that a 100% integration of the business of CTGM and Great Mines will occur. CTGM and Great Mines would be operated and managed as a single businesses under CTGM's own experienced project management team;
- in respect of any business opportunities which are presented to Great Mines, to have those opportunities taken up by Great Mines unless the directors of Great Mines, acting consistently with their fiduciary and other duties, determine that it is in the interests of Great Mines for those opportunities to be taken up by a member of the CTGM group or by some other person;
- in the event that any agreements or transactions are proposed between Great Mines and CTGM, to enter such agreements on arm's length terms.

CTGM would only make a decision on these courses of action following receipt of legal and financial advice. CTGM's intentions must be read as being subject to the legal obligation of the Great Mines directors to have regard to the interests of Great Mines and all Great Mines shareholders. CTGM's ability to implement its decisions would also be subject to its obligations and the obligations of Great Mines to comply with the applicable provisions of the Corporations Act, in particular as regards its related party transactions.

### 10.4 Compulsory Acquisition

In the event that more than 90% of Great Mines shares are acquired, then CTGM will proceed to compulsorily acquire the balance of the Great Mines shares under the Offer.

### 10.5 General effect of acquisition upon CTGM

**(a) General effect**
The acquisition of Great Mines is not expected to have a material effect on the existing business of CTGM. The primary benefit of the acquisition will be the consolidated ownership of the Charters Towers Goldfield.

**(b) Effect on capital structure**

The effect on the capital structure of CTGM, in the event of CTGM acquiring all Great Mines shares, will be an additional 74 million shares on issue. The total issued capital of CTGM will be $58 million.

## SECTION 11

## INVESTMENT RISKS

**11.1 Risks associated with holding shares in CTGM**

There are many factors which may influence the price of new CTGM shares or any dividends which may be paid on them, including the financial performance of CTGM and other factors that are outside the control of CTGM. The price of CTGM may rise or fall over any given period due to these factors.

Holders of CTGM shares should be aware of the following risks that may affect the performance of CTGM and the value of its shares.

As the combined entity would include the business of Great Mines, Great Mines shareholders are already exposed to many of the risks set out in this section. In some cases these risks may be reduced because of the increased scale of the combined entity's operations, whilst in other cases the risks may be increased.

**(a) General risks**

(1) Economic conditions: General economic factors such as economic activity and outlook, inflation, currency exchange fluctuations, industrial disruption, interest rate fluctuations, component and commodity prices, product supply and demand, land claims, stock market movements generally, prices and changes in government policy, regulations or legislation may have an adverse impact on the combined entity and its future operating performance.

(2) Share market conditions: In general, shares should not be considered to be a short term investment. There are risks associated with investments in shares where investment values may fall as well as rise. The value of shares in the combined entity can expect to fluctuate depending on general worldwide conditions, changes in government policy, investor perceptions, movements in interest rates and share prices and variations in the operating costs and the capital costs which the combined entity may require.

**(b) Specific business risks**

CTGM is involved in the exploration and mining of gold which exposes it to a broad range of mining industry factors. Some of the key risks affecting the operations of CTGM are as follows:

(1) General economic conditions: CTGM's operations are conducted in the Australian domestic market and as such are dependent upon general economic conditions in Australia. Accordingly, a general decline in Australian economic activity may have an adverse impact upon potential earnings and profitability of CTGM.

(2) Prices/Gold Price: CTGM's products are sold into competitive world markets where price is determined by global factors that influence demand and supply. There is no reliable method for predicting a future gold price. These factors are outside CTGM's control and may lead to fluctuations in prices achieved.

(3) Currency Movements: A significant percentage of CTGM's products are priced in US$, whereas its costs and accounts are in A$. CTGM presently does not have a A$-US$ hedging program.

(4) Brilliant Gold Reef Project: Exploration for gold is a risky business and there is no guarantee of any ultimate success. Even though the exploration program for the Brilliant Gold Reef Project has been developed and will be managed by experienced exploration and mining personnel, a successful outcome cannot be certain.

(5) Production: CTGM is subject to the risks generally associated with the mining and minerals processing industry, including mine throughput, head grade, industrial risks, operating costs, technical failures, labour disputes, extended interruptions due to weather conditions, flooding, fires, explosions and other accidents. Development in accordance with the Gold Production Plan will

require substantial capital and funding. Whilst CTGM is implementing strategies to secure this funding over a period of years, there is no certainty the required funding will be obtained.

(6) Marketing: CTGM's marketing arrangements may be subject to quality specifications, delivery schedules and competitive pricing.

(7) Third Party Contractors/Supply: CTGM relies totally upon third parties for the supply of communications, electricity and diesel.

(8) Native Title:- Generally, the company's mineral tenements either pre-date native title legislation or occur over freehold land tenements, or CTGM believes there are no outstanding native title issues that will significantly affect the mineral tenements.

(9) Legislative Change

Legislative change which comes about due to:

- amendments to existing legislation;
- the introduction of new legislation by governments; or
- the interpretation of common law in Australia,

could impact on the assets, financial performance or operations of CTGM.

**Great Mines information**

If CTGM acquires a significant interest in Great Mines, it will be subject to the Great Mines risks. Due to CTGM's limited knowledge about the Great Mines business, additional risks may exist in relation to those areas which are not known to CTGM.

**SECTION 12**

# TAX CONSIDERATIONS

## 12.1 General

The following is a general description of the Australian tax consequences for Great Mines shareholders of the acceptance of the Offer by CTGM. It is based upon taxation law and practice in effect at the date of this Bidder's Statement. It is not intended to be an authoritative or complete analysis of the taxation laws of Australia applying to the specific circumstances of any particular shareholder. **Each Great Mines shareholder is advised to consult their own professional adviser regarding the Australian tax consequences of disposing of Great Mines shares in the light of that shareholder's particular circumstances.**

Great Mines shareholders who are not residents of Australia for Australian tax purposes should take into account the tax consequences under the laws of their country of residency, as well as under Australian law, of acceptance of the Offer.

It should be noted that this tax section is a **guide only** and does not consider the tax implications of dividends paid on Great Mines shares after the announcement date.

## 12.2 Tax consequences for Australian resident shareholders.

Acceptance by a shareholder of the Offer will involve the transfer of Great Mines shares to CTGM. Accordingly the shareholder will be treated as having disposed of their Great Mines shares for tax purposes.

**Disposal of Great Mines shares held on revenue account**

A shareholder who holds Great Mines shares as trading stock or otherwise on revenue account (for example share traders, banks, and insurance companies) will be required to treat any gain or loss arising on the disposal of the Great Mines shares pursuant to the acceptance of the Offer as assessable income or an allowable deduction respectively. The gain or loss will be calculated as the difference between the consideration received on disposal and the cost (or other appropriate value where the securities are trading stock) of acquiring the Great Mines shares.

**Disposal of Great Mines shares held on capital account**

For a shareholder who holds Great Mines shares on capital account which were acquired or are deemed to have been acquired, on or after 20 September 1985, the disposal of the Great Mines shares pursuant to the acceptance

of the Offer will have Australian capital gains tax (CGT) implications. In particular, the change in ownership of the Great Mines shares will constitute a CGT event for CGT purposes.

The CGT implications of a disposal of Great Mines shares pursuant to acceptance of the Offer will depend upon the taxpayer status of the shareholder and the time they acquired their Great Mines shares for CGT purposes.

**For shareholders who acquired their Great Mines shares prior to 20 September 1985.**
*Where Great Mines shares held on capital account are deemed to have been acquired prior to 20 September 1985, no CGT implications should arise on a disposal of those shares pursuant to the acceptance of the Offer.*

**For shareholders who acquired Great Mines shares at or before 11.45 EST on 21 September 1999**
A capital gain will arise to the shareholder if the consideration received in respect of the disposal of the Great Mines shares exceeds their cost base. A capital loss will result if the consideration received is less that the cost base of the Great Mines shares. A capital loss may be used to offset capital gains derived in the same or subsequent years of income. A capital loss, however, cannot be offset against ordinary income nor carried back to offset net capital gains arising in earlier years.

For CGT purposes, the "cost base" of the Great Mines shares would generally include the amount paid to acquire the shares plus any incidental costs of such acquisition (for example, brokerage fees and stamp duty).

Additionally, a shareholder who has held their Great Mines shares for 12 months or longer at the time of the Offer is accepted will be entitled to index the cost base of their Great Mines shares for inflation up to 30 September 1999. However, indexation of the cost base will not apply in calculating a capital loss on disposal.

Alternatively, under recent changes to the law, an individual, trust or complying superannuation entity that has held Great Mines shares for 12 months or longer at the time of the Offer is accepted, may instead choose to apply the discount capital gain method:

- for an individual or trust – to include in assessable income, one-half of the realised nominal gain, being the difference between the consideration and the cost base of the Great Mines shares without indexation for inflation, arising as a result of the disposal of the Great Mines shares under the Offer;
- for a complying superannuation entity – to include in assessable income, two-thirds of the realised nominal gain, being the difference between the consideration and the cost base of the Great Mines shares without indexation for inflation, arising as a result of the disposal of Great Mines shares under the Offer.

Where a shareholder chooses the discount capital gain method, any available capital losses of the shareholder will be applied to reduce the realised nominal gain before multiplying the net amount by one half or two-thirds (as applicable) to calculate the discount capital gain. Alternatively, if the shareholder chooses the indexation option, capital losses are applied after calculating the capital gain using the indexed cost base.

The "choice" must be made by the relevant shareholder on or before the day of lodgment of the income tax return for the income year in which the disposal pursuant to the Offer occurs.

**For shareholders who acquired Great Mines shares after 11.45 EST on 21 September 1999**
A shareholder who acquired their Great Mines shares after 11.45 EST on 21 September 1999 will not be entitled to indexation of the cost base when calculating any capital gain on disposal.

Where such a shareholder is an individual, trust or complying superannuation entity that has held Great Mines shares for 12 months or longer at the time the Offer is accepted, the discount capital gain method described above will automatically apply to them in calculating any capital gain on disposal.

As noted above, when applying the discount capital gain method, any available capital losses of the shareholder will be applied to reduce the realised nominal gain before multiplying the net amount by one half or two thirds (as applicable) to calculate the discount capital gain.

Where Great Mines shares have been held for less than 12 months and/or are owned by another category of shareholder, eg a company, the discount capital gain method is not available. In such circumstances, the difference between the consideration and the unindexed cost base will give rise to a capital gain or loss as appropriate.

**12.3 Tax consequences of non-resident shareholders**

Acceptance by a shareholder of the Offer will involve the transfer of Great Mines shares to CTGM. Accordingly the shareholder will be treated as having disposed of their Great Mines shares for tax purposes.

**Disposal of Great Mines shares held on revenue account**

Gains realised by certain categories of non-resident shareholders such as share traders, banks, and insurance companies, may be assessable as ordinary income if the income has an Australian source, subject to the provisions of any relevant double tax agreement between Australia and the country of residence of the shareholder.

**Disposal of Great Mines shares held on capital account**

A shareholder who is not a resident of Australia for Australian tax purposes and who holds Great Mines shares on capital account will generally not be subject to Australian CGT on the disposal of Great Mines shares if they, together with their associates, have not held 10% or more of the issued Great Mines shares at any time in the five years preceding the disposal of the Great Mines shares.

**12.4 Goods and Services Tax (GST)**

On the basis of current GST law, each of the following transactions would not be subject to GST:

- The disposal of Great Mines shares pursuant to the Offer; and
- A subsequent disposal of CTGM shares.

## SECTION 13

## ADDITIONAL INFORMATION

**13.1 Other Benefits**

During the period of four months before the date of this Bidder's Statement, neither CTGM nor any associate of CTGM gave, offered to give, or agreed to give to another person a benefit which was likely to induce the other person, or an associate of the other person, to:

- Accept an Offer under the Takeover Bid; or
- Dispose of Great Mines shares,

and which is not offered to all holders of Great Mines shares under the Offer.

**13.2 No escalation agreements**

Neither CTGM nor any associate of CTGM has entered into any escalation agreement that is prohibited by section 622 of the Corporations Act.

**13.3 Disclosure of interests of certain persons**

Other than as set out below or elsewhere in this Bidder's Statement no:

(a) director or proposed director of CTGM;

(b) person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement;

(c) promoter of CTGM; or

(d) broker or underwriter to the issue of CTGM shares,

(together, the **Interested Persons**) holds at the date of this Bidder's Statement or held at any time during the last two years, any interest in:

- the formation or promotion of CTGM;
- property acquired or proposed to be acquired by CTGM in connection with its formation or promotion; or
- the offer of CTGM shares under the Offer.

**13.4 Disclosure of fees and benefits received by certain persons**

Other than as set out below or elsewhere in this Bidder's Statement, no amounts have been paid or agreed to be paid and no benefits have been given or agreed to be given:

(a) to a director or proposed director of CTGM to induce them to become, or to qualify as, a director of CTGM;

(b) for services provided by any Interested Person in connection with the formation or promotion of CTGM or the offer of CTGM shares under the Offer.

## 13.5 Shareholding interests

**Interests in CTGM shares**

(a) The directors of CTGM have the following direct or indirect interests in issued ordinary shares in CTGM:

| | |
|---|---|
| JJ Foley | 4,024,701 |
| MJ Lynch | 57,536,271 |
| GJ Barns | NIL |

(b) As at the date of this Bidder's Statement, Great Mines has 29,675,596 shares or 9.01% in CTGM.

**Directors interest in Great Mines**

(a) Mark Lynch, Managing Director of CTGM has 100,000 shares in Great Mines.

The other 2 Directors of CTGM have no interest in Great Mines shares. No director has acquired or disposed of shares in Great Mines in the 4 months preceding the date of this Bidder's Statement.

(b) As at the date of this Bidder's Statement, CTGM has no interest in any shares in Great Mines.

## 13.6 Consents

The following firms and companies have given and have not at the date of this Bidder's Statement withdrawn their written consent to being named in this Bidder's Statement and to the inclusion of the following information in the form and context in which it appears. None of the following firms and companies have caused or authorised the issue of this Bidder's Statement or have in any way been involved in the making of the Offer. The Offer under this Bidder's Statement is made by CTGM.

Computershare Investor Services Pty Ltd has consented to being named in this Bidder's Statement as share registry to CTGM.

## 13.7 Copies of documents

Copies of documents referred to in section 3.3, section 5.1, and Annexures A, B and C of this Bidder's Statement may be requested from CTGM by telephoning 07 3870 8000 or fax 07 3870 8111 or email at brisbane@ctgold.com.au.

## 13.8 Other material information

There is no other information material to the making of a decision by an offeree whether or not to accept an Offer (being information that is known to CTGM which does not relate to the value of securities offered as consideration under the bid and which has not previously been disclosed to holders of shares in Great Mines).

**Dated: 20 October 2003**

**Signed**

for and on behalf of Charters Towers Gold Mines Limited

JJ Foley
Chairman

The following statements apply in respect of the information in this report that relates to Exploration Results, Mineral Resources and Ore Reserves:

The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Mr Towsey is employed by CTGM as General Manager, Mining and Exploration. Mr Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves. Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

# ANNEXURE A

**(see reference in section 14.9)**

**ANNOUNCEMENTS IN RELATION TO THE OFFER**

**The Australian Stock Exchange Limited**
**Level 5, 20 Bond Street, Sydney NSW 2000**
*FOR IMMEDIATE RELEASE*

**19 August 2003**

## CHARTERS TOWERS BID FOR GREAT MINES

Charters Towers Gold Mines Limited (Charters Towers Gold - ASX Code 'CTO') today announced a takeover offer for Great Mines Limited (GM), a public unlisted company. The offer will be 2 (two) shares in Charters Towers Gold for every 3 (three) Great Mines shares on issue.

GM is an established gold explorer and the largest shareholder in CTO. Great Mines is the owner of the last few mineral tenements in the central area of the Charters Towers goldfield that CTO does not currently own.

CTO has a major advanced exploration and development project in the Charters Towers goldfield in Queensland. By obtaining GM and its mineral tenements CTO will achieve 100% ownership of the total goldfield.

It is anticipated that GM and its subsidiaries will be absorbed into CTO under its management and control, if the bid is successful. GM was a founding shareholder in CTO.

Currently Charters Towers Gold has about 317 million shares on issue and Great Mines has about 110 million shares on issue. Full details of the offer will be set out in the formal offer document to be sent to all Great Mines shareholders shortly. The takeover of GM will be subject to approval by CTO's shareholders.

John Foley, Chairman of Charters Towers Gold Mines, and a director of the Australian Gold Council said today "This is a strategic move that will finally place 100% ownership of the rich Charters Towers goldfield in the hands of CTO. Through the Gold Production Plan we have developed a clear path to grow CTO into a large gold producer."

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: 07 3870 8000 fax : 07 3870 8111
Email: brisbane@ctgold.com.au web: **www.ctgold.com.au**

# ANNEXURE B

## ASX RELEASES – CTGM - PERIOD 1 JULY 2002 TO DATE

| Date | Nature and Description of Announcement |
|---|---|
| 02.10.2003 | Appendix 3B – working capital |
| 30.09.2003 | Full Year Accounts |
| 26.09.2003 | Gold City Meets the City of Gold |
| 25.08.2003 | Appendix 3B – working capital |
| 20.08.2003 | Response to ASX Share Price Query |
| 19.08.2003 | Bid for Great Mines |
| 19.08.2003 | Response to ASX Query re Share Price |
| 31.07.2003 | Fourth Quarter Cashflow Report |
| 31.07.2003 | Fourth Quarter Activities Report |
| 23.07.2003 | Appendix 3B – Working Capital |
| 27.06.2003 | Letter to Shareholders: Discount Offer Extended |
| 26.06.2003 | Transfield Services Gold Deal |
| 24.06.2003 | Results of General Meeting |
| 02.06.2003 | Share Purchase Plan June 2003 Offer |
| 30.05.2003 | Appendix 3B – Working Capital |
| 21.05.2003 | Notice of General Meeting |
| 14.05.2003 | Escrow Shares |
| 30.04.2003 | Third Quarter Activities Report |
| 30.04.2003 | Third Quarter Cashflow Report |
| 19.03.2003 | Appendix 3B – For working capital |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Change of Director's Interest Notice x 2 |
| 18.03.2003 | Appendix 3B – Working Capital |
| 18.03.2003 | Amended Directors' Report |
| 18.03.2003 | Half Year Directors' Statement |
| 14.03.2003 | Half Yearly Report |
| 17.02.2003 | Appendix 3B – Working Capital |
| 10.02.2003 | Charters Towers First in Dubai |
| 31.01.2003 | Second Quarter Activities Report |
| 30.01.2003 | Second Quarter Cashflow Report |
| 10.01.2003 | Share Purchase Plan Offer Extension |
| 16.12.2002 | Appendix 3B – Placement |
| 13.12.2002 | Letter to Shareholders: Share Purchase Plan Offer |
| 13.12.2002 | Form 284 – Notification of Share Cancellation |
| 13.12.2002 | Amendment Record Date Share Purchase Plan Offer |
| 12.12.2002 | Share Purchase Plan Offer |
| 29.11.2002 | Results of AGM |
| 19.11.2002 | Company Briefing |
| 15.11.2002 | Merchant Bank to Advise Charters Towers |
| 08.11.2002 | New High Grade Mineralisation |
| 05.11.2002 | Appendix 3B – issue of shares for working capital purposes |
| 31.10.2002 | First Quarter Activities Report |
| 30.10.2002 | Notice of Annual General Meeting |
| 30.10.2002 | First Quarter Cashflow Report |
| 28.10.2002 | Annual Report/Top 20 |
| 25.10.2002 | Annual Report/Top 20 rec'd (full copy not yet available) |
| 24.10.2002 | ASIC Annual Audited A/cs |
| 23.10.2002 | Engineers endorse gold plan/Placement |
| 08.10.2002 | New Gold Finds |
| 01.10.2002 | Letter to Shareholders |
| 27.09.2002 | General Manager gives approval to Gold Production Plan |
| 31.07.2002 | Fourth Quarter Cashflow Report |
| 31.07.2002 | Fourth Quarters Activities Report |
| 22.07.2002 | Change in substantial holding |
| 18.07.2002 | Underground Works begins at Charters Towers |
| 15.07.2002 | Change of Registered office address |
| 12.07.2002 | Appendix 3B – Share Purchase Plan Final Allotment |
| 04.07.2002 | Appendix 3C – Selective Share Buy-Back |
| 02.07.2002 | Shareholders unanimously approve buy back |

# ANNEXURE C

## RIGHTS ATTACHING TO CTGM SECURITIES

### RIGHTS ATTACHING TO THE SHARES

All shares to be issued upon acceptance of the Offer rank equally in all respects with CTGM's existing shares.

Full details of the rights attaching to shares are set out in the constitution of CTGM, a copy of which is available for inspection at CTGM's registered office during normal business hours. A summary of the more significant rights is set out below. This summary is not exhaustive nor does it constitute a definitive statement of the rights and liabilities of CTGM's shareholder.

1. **Voting rights**
   At a general meeting, every holder of shares in the capital of CTGM present in person or by an attorney, representative or proxy has one vote on a show of hands and one vote per fully paid share on a poll. Voting rights in respect of contributing shares are pro rata to the amount paid up.

2. **Dividends**
   Subject to the rights of holders of shares issued with any special, preferential or qualified rights (at present there are none), the profits of CTGM which directors of CTGM may from time to time determine to distribute by way of dividend are divisible among the holders of shares in proportion to the shares held by them, irrespective of the amount paid up or credited as paid up on the shares. No dividends have been declared by CTGM as at the date of this Bidder's Statement.

3. **Winding up**
   Subject to the rights of holders of shares with special rights in a winding-up (at present there are none), on a winding up of CTGM, all assets that may be legally distributed among the shareholders will be distributed in proportion to the shares held irrespective of the amount paid up or credited as paid up on the shares provided that a shareholder who is in arrears in payment of any call, but whose shares have not been actually forfeited, shall not be entitled to share in such a distribution until the amount owing in respect of the call has been fully paid and satisfied.

4. **Transfer of shares**
   Shares in CTGM are freely transferable and subject to formal requirements, the registration of the transfer not resulting in a contravention of or failure to observe the provisions of a law of Australia and the transfer not being in breach of the Corporations Act and the ASX Listing Rules.

5. **Creation and issue of further shares**
   The allotment and issue of any new shares is under the control of the directors of CTGM, and, subject to any restrictions on the allotment of shares imposed by the constitution of CTGM, the ASX Listing Rules or the Corporations Act, the directors of CTGM may allot, issue, grant options over or otherwise dispose of those shares to such persons, on such terms and conditions, and with such rights and privileges as they may from time to time determine.

6. **Variation of rights attaching to shares**
   At present, CTGM has only ordinary shares on issue. If at any time shares of another class are issued, the rights or conditions attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied or abrogated with the sanction of a resolution passed by the holders of at least three-quarters of the shares affected at a special meeting of such holders convened for the purpose, or with the written consent of the holders of at least three-quarters of the shares of that class then on issue.

7. **General Meetings**
   Each holder of shares in the capital of CTGM will be entitled to receive notice of, and to attend and vote at, general meetings of CTGM and to receive all notices, accounts and other documents required to be furnished to shareholders under the constitution of CTGM, the Corporations Act or the ASX Listing Rules.

# ANNEXURE D

## PRO FORMA STATEMENTS OF FINANCIAL POSITION

### Statements of financial position

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**

**As at 30 June 2003**

| | | ASSETS RECORDED AT EXISTING BOOK VALUE | | | | |
|---|---|---|---|---|---|---|
| | | CTGM | | | COMBINED | COMBINED |
| | | Existing<br>30-Jun-03 | Opts Converted<br>30-Jun-03 | Great Mines<br>30-Jun-03 | CTGM / GM<br>30-Jun-03 | Opts Converted<br>30-Jun-03 |
| **Current assets** | Cash assets | 554,247 | 3,606,926 | 158,311 | 712,558 | 3,765,237 |
| | Receivables | 12,410 | 12,410 | 40,322 | 21,688 | 21,688 |
| | Inventories | 431,078 | 431,078 | 0 | 431,078 | 431,078 |
| | Total current assets | 997,735 | 4,050,414 | 198,633 | 1,165,324 | 4,218,003 |
| **Non-current assets** | Property, plant and equipment | 49,499,255 | 49,499,255 | 34,808 | 49,534,063 | 49,534,063 |
| | Investments | 0 | 0 | 4,442,613 | 4,442,613 | 4,442,613 |
| | Receivables | 500,304 | 500,304 | 0 | 500,304 | 500,304 |
| | Other | 0 | 0 | 0 | 0 | 0 |
| | Total non-current assets | 49,999,559 | 49,999,559 | 4,477,421 | 54,476,980 | 54,476,980 |
| **Total assets** | | 50,997,294 | 54,049,973 | 4,676,054 | 55,642,304 | 58,694,983 |

| | | | | | | |
|---|---|---|---|---|---|---|
| **Current liabilities** | Payables | 1,259,556 | 1,259,556 | 17,267 | 1,276,823 | 1,276,823 |
| | Interest-bearing liabilities | 7,740,795 | 7,740,795 | 34,419 | 7,744,170 | 7,744,170 |
| | Current tax liabilities | 0 | 0 | 0 | 0 | 0 |
| | Provisions | 195,205 | 195,205 | 0 | 195,205 | 195,205 |
| | Total current liabilities | 9,195,556 | 9,195,556 | 51,686 | 9,216,198 | 9,216,198 |
| **Non-current liabilities** | Payables | 0 | 0 | 0 | 0 | 0 |
| | Interest-bearing liabilities | 13,708 | 13,708 | 130,846 | 144,554 | 144,554 |
| | Provisions | 500,304 | 500,304 | 0 | 500,304 | 500,304 |
| | Total non-current liabilities | 514,012 | 514,012 | 130,846 | 644,858 | 644,858 |
| **Total liabilities** | | 9,709,568 | 9,709,568 | 182,532 | 9,861,056 | 9,861,056 |
| **Net assets** | | 41,287,726 | 44,340,405 | 4,493,522 | 45,781,248 | 48,833,927 |
| **Equity** | Contributed equity | 55,052,965 | 58,105,644 | 27,063,968 | 55,052,965 | 58,105,644 |
| | Asset revaluation reserve | 12,024,824 | 12,024,824 | 0 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 571,430 | 571,430 | 4,910,613 | 571,430 | 571,430 |
| | Accumulated losses | (26,361,493) | (26,361,493) | (27,563,587) | (21,950,499) | (21,950,499) |
| | Minority Interest | 0 | 0 | 82,528 | 82,528 | 82,528 |
| **Total Equity** | | 41,287,726 | 44,340,405 | 4,493,522 | 45,781,248 | 48,833,927 |

## APPENDIX AA

## INDEPENDENT EXPERT REPORT

// TERENCE WILLSTEED & ASSOCIATES
CONSULTING MINING ENGINEERS
POSTAL ADDRESS: P O BOX N284 GROSVENOR PLACE, SYDNEY NSW 1220
13/1, THE QUAY, 2 PHILLIP STREET, SYDNEY NSW 2000

**E-mail:** TWA@onaustralia.com.au

**PRINCIPAL:** T V WILLSTEED, BE(MIN) HONS BA CP(MIN) FAUSIMM MMICA MSME
**T V WILLSTEED & ASSOCIATES PTY LTD** **ABN:** 44 001 859 712

16 October 2003

The Directors
Charters Towers Gold Mines Limited
19 Lang Parade
PO Box 1909
MILTON QLD 4064

Dear Sirs,

**INDEPENDENT EXPERT REPORT**
**PROPOSED TAKEOVER OF GREAT MINES LIMITED**
**BY CHARTERS TOWERS GOLD MINES LIMITED**

## INTRODUCTION

You have appointed Terence Willsteed & Associates [TWA] to prepare independent valuations of the mineral interests of Charters Towers Gold Mines Limited [CTGM] and Great Mines Limited [GML], and, using these valuations, to provide an independent expert's report to advise whether or not the terms of the proposed takeover bid by CTGM for all of the issued shares of GML are fair and reasonable to CTGM shareholders other than those involved in the proposed transaction and their associates (non-associated shareholders). CTGM shareholders will be asked to vote on resolutions arising from the proposed transaction at a General Meeting of shareholders.

This report has been prepared having regard to the Australian Securities & Investment Commission (ASIC) Policy Statements 74 "Acquisitions agreed to by shareholders", and 75, "Independent Expert Reports to Shareholders" (which sets out the ASIC's views on the meaning of "fair" and "reasonable"),and ASIC Practice Note 42 (which deals with Independence of experts' reports). We understand that our report will accompany both the Bidders Statement that is to be sent to GML shareholders and the Explanatory Statement to be sent to CTGM shareholders to assist them in their appraisal of the proposals to be put before them at a General Meeting of shareholders.

### OUTLINE OF THE PROPOSAL

On 19 August 2003 CTGM announced a takeover bid for all of the issued capital of GML, a public unlisted company. The offer will be two (2) CTGM shares for each three (3) GML shares on issue.

GML was a founding shareholder in CTGM and is currently the largest shareholder in CTGM. GML is the title holder to mineral tenements in the central Charters Towers area the acquisition of which will give CTGM 100% ownership of the Charters Towers goldfield. CTGM has in hand elaborate plans for the establishment of a major mining operation at Charters Towers, the Gold Production Plan, which envisages an annual gold production rate of 250,000 ounces within 5 years. The takeover of GML is regarded by CTGM directors as a strategic move in progressing this plan.

### ASSESSMENT OF THE PROPOSAL

To determine the fairness of the proposed takeover it was necessary to prepare technical valuations of the mining tenements, resources and reserves, existing developments and plant, and the projected operations of CTGM and GML mining assets. This need has been satisfied by the preparation of an independent valuation of these mineral interests by TWA, which is attached to this report as Appendix 1. Information used to prepare this report is drawn

from other independent technical reports and from technical reports prepared by CTGM and after discussions with CTGM directors and management. The economic appraisals are based on conditions existing in September 2003. Valuation estimates are expressed in constant Australian dollars and assume an exchange rate of US$0.65 to A$1.00.

To assess the fairness and reasonableness of the takeover offer valuations of the CTGM and GML shares are needed. This requirement for each company is met by preparing net asset valuations of the companies where current balance sheets are drawn up using the company's most recently compiled balance sheet, substituting book values of mineral assets with Appendix 1 valuations and other changes to reflect current conditions. Schedules A and B attached set out our assessment of the current range of values for the shares of CTGM and GML respectively.

## OPINION

CTGM is offering GML shareholders two CTGM shares for each three GML shares. As set out in the following sections of this report, based on our assessed valuations of these shares in our opinion the proposed terms of the takeover are not fair but are reasonable, having regard to the interests of CTGM non-associated shareholders.

## BASIS FOR OPINION

In our assessment of the fairness and reasonableness of the proposed transactions having regard to the existing non-associated CTGM shareholders, we have adopted the following procedure:

- established fair current values for the shares in CTGM and GML to enable assessment of the merits of the 2 for 3 offer, a fair current value being defined as the cash price at which the shares would change hands currently between a willing knowledgeable buyer and a willing knowledgeable seller, in an arm's length transaction; given consideration to the matter of whether or not control of CTGM has changed as a result of the transaction;

- considered the potential advantages and disadvantages to existing non-associated CTGM shareholders arising from the proposed transactions;

- addressed the question of whether CTGM shareholders will be worse off if the transactions do or do not go ahead.

### FAIR VALUE DETERMINATION (VALUATION) METHODOLOGY

Valuations of CTGM, expressed as cents per issued CTGM share, have been prepared on the basis of the current situation, and for the situation which will apply if the proposed takeover of GML is successful (see Schedule A to this report).

Appendix 1 to this report, Independent Valuation of Mineral Interests, provides a current valuation of the CTGM mining and exploration interests, prepared by TWA for this report. The valuation methodology employed in the TWA Valuation Report, as set out therein, is based on resource and reserve estimates and exploration information available as to the potential of the areas and on an economic assessment of the Gold Production Plan drawn up for their exploitation. The range of values estimated allows for the sensitivity of the CTGM production plans to expected variations in commodity prices and exchange rates, and for the changes in property market value with changing investment expectations from which a conservative valuation range has been selected to provide for the preliminary status of the overall development programme. The methodology employed is considered appropriate for CTGM at its current stage of development and investigation.

To prepare the current CTGM share price valuation, the above valuation range was substituted for the book values of these interests in the unaudited draft CTGM consolidated balance sheet as at 30 June 2003. Other adjustments have been made to the June 30 balance sheet values to the company's current situation. These adjustments included estimated net cash flow since balance date and the effects of the exercise of CTGM extant options to subscribe for new shares in the company. This latter adjustment is deemed necessary because the current market price of CTGM shares is substantially in excess of the exercise price of the options. The adjusted net assets provide the valuation of CTGM which, divided by the appropriate number of shares (June 30 issued shares plus shares issued since then, including shares which result from the exercise of outstanding options), provides the current share price valuation. The details of these calculations are set out in Schedule A to this report.

A similar exercise was carried out to determine the fair value of GML shares, using draft unaudited 30 June 2003 balance sheets for GML, and for its subsidiaries, Charters Towers Mines Pty Ltd (91% GML) and Deeprock Mines Pty Ltd (81.2%). The details of the calculation of the valuation of GML share prices are set out in Schedule B attached. The significant adjustments to the GML accounts were as follows:

- The TWA valuation of GML mineral interests, also set out in Appendix 1 was included (GML had written off its expenditure on these interests);
- Charters Towers Mining Pty Ltd (CTM) has an investment in CTGM shares. This shareholding had been sold down since 30 June 2003. Adjustments to balance sheet included the estimated cash received from the shares sold (using an estimated realised price of 17.5 cents), and valuation of the balance of CTGM shares held at the fair price range determined in this report.
- An estimate of possible value derived from the transference of tax losses held by GML at the time of transfer.

To assess the effect on CTGM of the successful takeover of GML, Schedule A includes a projected CTGM net assets valuation once the absorption of GML is completed. At that stage GML will be a wholly owned subsidiary of CTGM. With respect to the CTGM shares currently held by GML, CTGM will have the options either to cancel them, sell them or continue to hold them in GML. For this analysis, it is assumed that CTGM will elect for holding ownership of these shares in GML. These shares will be considered as a reduction in capital when calculating unit CTGM share prices.

**Sources Of Information**

In the preparation of this report we have had access to and relied upon the following principal sources of information:

- Published Annual Report and Financial Accounts for CTGM for the year ended 30 June 2002.

- Unaudited Financial Statements for CTGM, GML and its subsidiaries CTM and Deeprock Mining Pty Ltd, for the year ended 30 June 2003.
- Copies of announcements made by CTGM since 30 June 2003, including the 19 August 2003 release of CTGM's intention to bid for GML.
- Independent opinion on recoupment of GML tax losses, prepared by Greenwood, BKT, 2 October 2003;

Discussions with CTGM directors and management to review the above documents, and to discuss current operations of, and future prospects for CTGM.

In preparing this report, we have considered the above information sources and explanations given to us in our discussions with senior management of the company. Whereas we have no reason to doubt the accuracy of any information so provided or that any material information has been withheld, we have not independently conducted technical and financial audits of CTGM or of its principal investments.

## SUMMARY OF VALUATION

The following tables summarise our valuation estimates for the value of the fully paid shares of CTGM and of GML, based on our appraisal of the fair value range for the companies interests, calculated as set out in Schedule A:

**FAIR VALUE APPRAISALS ($):**

**(i) CTGM Current Situation**

| | Valuation Range ($ 000) | | |
|---|---|---|---|
| | **Most Likely** | **Low** | **High** |
| **Mining Interests** | 64,000 | 48,100 | 79,400 |
| Cash from option exercise | 3,023 | 3,023 | 3,023 |
| Other net assets | (7,493) | (7,493) | (7,493) |
| **Valuation Range ($000)** | **59,530** | **43,630** | **74,930** |
| **# cents/share** | **16.9** | **12.4** | **21.2** |

**Note:** # There are currently 327,545,243 CTGM shares on issue. To allow for the assumed exercise of all options, a further 25,782,985 shares are assumed to be issued bringing the number of shares to use in determining the per share valuations to 353,328,228. The range of fair values per CTGM share, as set out in the above valuation table are calculated using this number.

**(ii) GML Current Situation**

| | Valuation Range ($ 000) | | |
|---|---|---|---|
| | **Most Likely** | **Low** | **High** |
| **Mining tenements** | 5,200 | 4,020 | 6,550 |
| CTGM shareholding | 5,000 | 3,664 | 6,293 |
| Investment in CTM | 855 | 785 | 920 |
| All other assets | (327) | (327) | (327) |
| **Valuation Range ($000)** | 10,728 | 8,142 | 13,436 |
| **## cents/share** | **9.6** | **7.3** | **12.1** |

**Note:** ## calculated using the number of GML shares on issue, 111,266,775.

### (iii) CTGM Post Takeover Of GML

| | Valuation Range ($ 000) | | |
|---|---|---|---|
| | **Most Likely** | **Low** | **High** |
| **CTGM mining interests** | 64,000 | 48,100 | 79,400 |
| GML mining leases | 5,200 | 4,020 | 6,550 |
| Investment in CTM | 855 | 785 | 920 |
| GML tax losses benefits | 750 | 0 | 930 |
| All other assets | (4,798) | (4,798) | (4,798) |
| **Valuation Range ($000)** | 66,007 | 48,107 | 83,002 |
| **###   cents/share** | **16.6** | **12.1** | **20.9** |

**Note:** ### calculated using 397,830,482 CTGM shares on issue, estimated as follows:

| | |
|---|---|
| Issued shares as at 30 June 2003 | 317,013,299 |
| Shares issued as at 25 September | 327,545,323 |
| Shares assumed issued to option holders | 35,782,985 |
| Shares issued to GML shareholders | 77,174,850 |
| Reduce by CTGM shares held by GML | (29,675,596) |
| **Projected CTGM shares on issue** | **397,830,482** |

### (iv) Valuation Results

*Share price valuation ranges determined in the foregoing tables are summarised as follows:*

| | Valuation Range (cents) | | |
|---|---|---|---|
| | **Most Likely** | **Low** | **High** |
| CTGM current share price | 16.9 | 12.4 | 21.2 |
| GML current share price | 9.6 | 7.3 | 12.1 |
| CTGM post-takeover share price | 16.6 | 12.1 | 20.9 |

## FAIRNESS AND REASONABLENESS OF THE PROPOSED TAKEOVER

### FAIRNESS

We have arrived at a Most Likely fair value of GML shares of 9.6 cents, within a range of from 7.3 cents to 12.1 cents per share. The estimated fair value range for 3 (three) GML shares is therefore from a Low of 21.9 cents to a High of 36.3 cents, with Most Likely 28.8 cents.

The range of fair values arrived at for a CTGM share is from 12.4 cents per share to 21.2 cents per share, with Most Likely of 16.9 cents. The fair value range of 2 (two) CTGM shares, the proposed offer to buy 3 GML shares, is from 24.8 cents to 42.4 cents, with Most Likely 33.8 cents. The assessed Most Likely fair value of the two CTGM shares being offered for three GML shares exceeds their Most Likely fair value of 28.8 cents by 5 cents or 17.4% .

The definition of fairness requires that the offer price for the acquisition of an asset should be equal to or less than the asset's estimated fair value. We therefore conclude that, by definition, the proposed purchase by CTGM of each three GML shares with two CTGM shares is not fair to CTGM non-associated shareholders.

**OTHER CONSIDERATIONS AND REASONABLENESS**

**MARKET PRICE:**

A 21 weeks' record of prices at which CTGM shares have traded on the ASX over the past 5 months is set out in the following table:

**CTGM - Share Price Trading History**

| Period (2003) | | High | Low (cents per share) | Last | Turnover (shares) |
|---|---|---|---|---|---|
| May | Month | 15.0 | 10.0 | 13.5 | 3,779,634 |
| June | Month | 14.5 | 11.5 | 13.5 | 6,656,411 |
| July | Month | 16.0 | 13.0 | 15.5 | 9,593,526 |
| August | Month | 21.0 | 14.5 | 19.0 | 21,166,729 |
| September | Month | 36.0 | 18.5 | 28.0 | 30,909,393 |
| October | 4 days | 29.5 | 24.5 | 27.5 | 6,913,503 |
| **Total** | **21 weeks** | **36.0** | **10.0** | **27.5** | **79 million** |

Over this period the CTGM share price ranged between a high of 36 cents, and a low of 10 cents, and the closing price on 6 October 2003 , was 27.5 cents. CTGM shares have participated in an increasing investor interest in the gold sector of world stock markets, sparked by strongly rising gold prices and global restructuring of exchange rates. Interest in CTGM shares over the period tabulated has been increasing significantly, with turnover increasing by a factor of 7 over 5 months. The increasing interest has been accompanied by a rising share price.

Recent market prices for CTGM shares are considerably higher (about 50% higher) than our Most Likely estimate. A consequence of this fact is that, using current market prices the premium being offered by CTGM for GML shares could be considered to be higher but this is balanced by the proportional increase in GML share value related to its interest in CTGM.

**PREMIUM FOR CONTROL:**

As at 25 September 2003 GML was the largest shareholder of CTGM shares with 9.06% of issued capital. The second largest shareholding in CTGM is held by Mr JJ Lynch with 4.9% of capital. In Notes to the draft 2003 CTGM accounts, Mr MJ Lynch, a director of CTGM, and the son of Mr JJ Lynch, is stated as having a direct and indirect interest in 57,536,271 CTGM shares, 18% of CTGM shares, as at 30 June 2003. This direct and indirect interest includes the interests of Mr JJ Lynch and of Underwriting & Mining Investment Corporation Pty Ltd (UMIC), an associate of Mr JJ Lynch.

The largest shareholder of GML shares is Mr JJ Lynch with a direct shareholding of 70.7% and an indirect interest in a further 12.9%. As a result of the takeover of GML by CTGM, 62 million new CTGM shares will be issued to Mr JJ Lynch and associates whose interest in CTGM post takeover will be 21.8%.

These calculations indicate that Mr JJ Lynch and associates will receive a premium for their interests in GML by accepting the CTGM offer, and at the same time will increase their direct and indirect interest in CTGM from 18% to 21.8%.

**OTHER CONSIDERATIONS:**

The aims of CTGM directors in making the takeover bid for GML is to secure title to achieve 100% ownership of the Charters Towers Goldfield thus obtaining control over the complete area of future operations of the Gold Production Plan. This includes the acquisition of the GML City Leases which overlie the central gold resource areas included in the Gold Production Plan, and the remaining potential gold production areas adjoining the Black Jack processing plant. These issues are discussed in Appendix 1. The acquisition of GML will also eliminate the Stockholm Royalty [4.5%] payable to GML on gold production from the Stockholm Leases.

Execution of the Gold Production Plan is based on the negotiation of joint ventures, with CTGM providing leases, mine development and infrastructure, the treatment plant and the resource data bases, with the joint venturer providing finance and operating expertise. CTGM accounts, as at 30 June 2003, show the company's working capital (current assets minus current liabilities) as a deficit of around $8 million. TWA estimates of current working capital stand at a deficit of $5 million due to the benefit of a $3 million cash increase from the assumed exercise of outstanding options. The projected post successful takeover CTGM balance sheet indicates a working capital deficit of $5.3 million. This indicates that CTGM will not be in a position to finance the Gold Production Plan from its current financial resources. Negotiation of any agreements with potential joint venture partners and providers of capital will be more straightforward if the takeover of GML is completed and the leases and all other assets involved in the Gold Production Plan are wholly owned by CTGM.

With respect to the relative position of non-associated CTGM shareholders before and after the proposed takeover of GML, despite the conclusion that the terms of the takeover are not fair from the results of technical value comparisons nor on market price considerations, on balance, the overall result will be advantageous.

**CONCLUSION**

Based on the above review of estimates and assessment of comparative values and other considerations, we believe that the proposed transactions are not fair but are considered reasonable, at the date of this report from the viewpoint of non-associated shareholders, in the context of the long term economic and practical advantages to the Gold Production Plan resulting from the acquisition of the GML properties.

**DECLARATIONS**

**Qualifications**

Terence Willsteed & Associates is a Mining Engineering Consultancy which has had considerable experience in the valuation of mining interests and investments and advising both prospective purchasers and sellers of such interests and investments. The persons responsible for this report are:

**T V Willsteed** — **BE(Min) Hons BA F AusIMM MMICA**
**Consulting Mining Engineer**

Mr TV Willsteed is the principal of Terence Willsteed & Associates. He has had extensive experience in the mining industry over 45 years, the last 30 years of which have been as a consultant to the industry. He holds a First Class Mine Managers Certificate of Competency, and has been heavily involved in precious metal project evaluations and management. Terence Willsteed is licensed as an Investment Adviser with the Australian Securities & Investment Commission.

**Alan Battaglene** **BE(Min), MAusIMM, MMICA**
**Consulting Mineral Economist**

Mr Battaglene has had over 40 years experience since graduation of which the first 14 years were in operating positions in the mining, oil and contracting industries, and the last 32 years have been in mining investment analysis and mineral economics consultancy activities. He is licensed as an Investment Adviser by the ASIC.

**Prior Involvement**

Terence Willsteed & Associates have prepared previous technical and economic assessments of CTGM interests which are listed in the References to Appendix 1.

**Independence**

T V Willsteed, Alan Battaglene and Terence Willsteed & Associates and its advisers have no financial association with CTGM and GML or with any person who is associated with the company or with any person who is associated with the proposed recipients of the proposed CTGM new share allotments.

T V Willsteed and Terence Willsteed & Associates have no pecuniary or other interest that could reasonably be regarded as capable of affecting the ability of T V Willsteed, Alan Battaglene or Terence Willsteed & Associates to give an unbiased opinion in relation to the subject of this report.

Terence Willsteed & Associates will be paid normal professional fees for the preparation of this report, but will receive no other pecuniary or other benefits whether direct or indirect.

**Consents**

This report has been prepared at the request of CTGM and is to accompany the notice of meeting to be given to shareholders for approval of the proposed transaction. It has been prepared only for the benefit of the directors and those shareholders of CTGM entitled to vote at the Meeting and should not be used for any other purpose. Terence Willsteed & Associates consents to this report accompanying the CTGM notice of meeting, and in the Bidder's Statement of GML, in the form and context in which it appears.

The Appendix 1 and Schedules A, and B attached form part of this report.

Yours faithfully,

**TERENCE WILLSTEED & ASSOCIATES**

**T V WILLSTEED**
**Principal**

# TERENCE WILLSTEED & ASSOCIATES

CONSULTING MINING ENGINEERS

POSTAL ADDRESS: P O BOX N284 GROSVENOR PLACE, SYDNEY NSW 1220

13/1, THE QUAY, 2 PHILLIP STREET, SYDNEY NSW 2000

E-mail: TWA@onaustralia.com.au

PRINCIPAL: T V WILLSTEED, BE(MIN) HONS BA CP(MIN) FAUSIMM MMICA MSME

T V WILLSTEED & ASSOCIATES PTY LTD

**ABN**: 44 001 859 712


## *APPENDIX 1*

9 October 2003

The Directors
Charters Towers Gold Mines Limited
19 Lang Parade
PO Box 1909
MILTON QLD 4064

Dear Sirs,

**INDEPENDENT VALUATION OF THE MINERAL INTERESTS OF CHARTERS GOLD MINES LIMITED AND GREAT MINES LIMITED**

Terence Willsteed & Associates [TWA], Consulting Mining Engineers, have been requested to prepare an independent valuation of the mineral interests of Charters Towers Gold Mines Limited [CTGM] and Great Mines Limited [GML]. The valuation has been prepared to assist the Independent Expert to advise the directors of CTGM in their responsibilities to provide an analysis for the purpose of determining a fair and reasonable price for the acquisition of GML by CTGM.

This report provides a summary description and valuation of the mineral interests of CTGM and GML. The geological descriptions and resource estimates contained within the valuation are taken from the data base provided by CTGM and have been reviewed in the technical summary. The Charters Towers project areas have been inspected prior to the preparation of this report.

The CTGM and GML exploration and mining lease tenement areas are listed in the outline of tenements contained in this report. We have not carried out a property search to confirm the tenement status and tenure of the tenements. They have been previously recorded and confirmed in statutory reports by CTGM and GML to the Shareholders.

The technical review and valuation has been prepared by T V Willsteed, BE[Min] Hons, BA, CP[Min], FAusIMM, MMICA, Consulting Mining Engineer. The information used to prepare this report is drawn from the other independent technical reports and from technical reports by CTGM management, as well as from discussion with directors and management of CTGM and GML. The economic appraisals are based on conditions existing in September 2003. All valuation estimates are expressed in constant Australian dollars.

The practice notes and policy statements issued by the Australian Securities and Investment Commission in relation to the preparation of independent expert reports and valuations have been followed, including:

- Practice Note 42: Independent Expert's Reports;
- Practice Note 43: Valuation Reports and Profit Forecasts;
- Policy Statement 56: Prospectuses, and
- Policy Statement 75: Independent Expert Reports to Shareholders.

The valuation has been prepared independently and in accordance with the VALMIN Code of the AusIMM. The description of project areas and review of site activities is summarised in this report as well as the results of previous studies, which have been prepared for CTGM. Because the projects dealt with have previously been reported to the CTGM and GML shareholders in detail in Company statutory reports and in independent technical review and valuations, the description of the project areas and review of site activities are summarised only in this report. We believe all material facts are presented and that sufficient analysis is described to meet the transparency requirements of the Code. Ore Resource estimates are referenced which have been estimated generally in accordance with the Joint Ore Reserves Code [JORC Code].

We do not doubt the authenticity or substance of previous investigation reports. We have not carried out an audit of the available information. We have relied on previous proposals for possible project development and exploration, where applicable, and have taken this into account for valuation purposes, with qualifications applied where necessary.

## PROJECT SUMMARY GREAT MINES LTD

GML holds interests in twelve granted Mining Leases [ML's] and three other tenements at Charters Towers, Qld. The tenements cover sections of six gold deposits, and are estimated to contain Inferred Resources of 26,000 ounces [ozs] of gold [Au]. The mineralisation is Palaeozoic plutonic style sulphidic quartz reefs, predominantly within granitic host rocks. In addition there is conceptual potential for in the order-of-magnitude of a further 100,000 ozs at depth within the leases, assuming that the mineralisation continues at a similar intensity at depth.

Two of the Mining Leases have granted Surface Area above and adjacent to identified Resources in the central area of major CTGM gold resources. These will provide surface access to facilitate the proposed deep underground development on the eastern and central sections of the Charters Towers gold deposits..

### INTRODUCTION

The Charters Towers Goldfield, has produced 6.6 million ozs Au and is located 128 kilometres [km] southwest of Townsville, Queensland.

To support the preparation of this report a preliminary reassessment of tenements held by GML in the Charters Towers area was carried out by CTGM management. Work undertaken in the preparation included:

- Evaluation of CTGM digital and hard copy files, and historic maps and reports,
- Geological mapping [GPS, compass and laser rangefinder] of ML's 1549, 10048, 10050, & 10091, and of selected ML 1430 lease pegs.
- Preliminary estimation of the conceptual potential for additional gold resources on the tenements.

The Mining Leases are located in four main groups. The strategically important Hern and Gray leases in the City area lie immediately to the east of the deepest old Charters Towers workings. The largest contiguous block lies at Stockholm, 6 km southwest of Charters Towers. This block, together with ML's located at Swedenborg, 10 km south of Charters Towers, are 2 km north and south, respectively of CTGM's Black Jack gold treatment plant. A single lease is located at Imperial 6 km south of Charters Towers, immediate southwest of CTGM's Warrior East gold deposit.

GML also currently is recorded as retaining interests in a granted Exploration Permit Minerals [EPM] and two Mineral Development Licence Applications [MDLA] through CTGM, but agreement already exists to transfer these interests to CTGM.

## TENURE

The twelve granted ML's are mostly jointly held 50% by GML and 50% by Charters Towers Mines Pty Ltd [CTM]. The latter is a subsidiary of GML [91% held by GML]. ML 1344 is held 100% by GML.

CTM is recorded as having a 25% interest in EPM 11658 and two MDLA's 251 and 252]. CTGM already has a 75% holding in these tenements. As there is a prior agreement with CTGM for the CTM interest to be transferred to CTGM on grant of the tenement, these tenements are not included as GML assets. The EPM 11658 is in the process of assignment to CTGM.

## GEOLOGY

The mineralisation is Palaeozoic plutonic style sulphidic quartz reefs, predominantly within granitic host rocks. The gold mineralisation is normally associated with pyrite, galena and sphalerite within the reefs.

The Charters Towers Goldfield lies along a regional scale geological structure, the Mosgardies Shear Zone, which is probably a major crustal block boundary. Work by the Australian Geological Survey Organisation has established that the Mosgardies is part of a coincident east west gravity and magnetic boundary over 300 km long. The deep crustal structures are believed to have acted as channelways for the gold bearing ore fluids from which the gold deposits were deposited. This major regional structural control explains the extent, continuity and uniform structural control of the ore bearing fissures in the district.

The Charters Towers gold mines are also notable for the large horizontal scale of the mineralised structures, the mesothermal style of the mineralisation, and the lack of evidence of significant systematic vertical zoning. The mineralisation in mesothermal gold quartz veins is typically of great depth extent, in excess of one km, and that zoning is on the scale of thousands of metres. There is no stated reason why the known mineralisation should not continue to depth at a similar intensity to past production. The exploration potential of the goldfield is high and could replicate previous gold output.

## TENEMENT GEOLOGICAL ASSESSMENT

### City ML's

The City ML's, 1343 [The Hern] and 1344 [The Gray] are located on the eastern side of the Brilliant Extended workings and overly the major Charters Towers gold resource areas.

The tenements are within the area designated for the proposed Sunburst Project Sub-lease, and include 7.35 hectares [ha] of granted Surface Area above and adjacent to the proposed deep underground development on the eastern and central sections of the field. Holding of this area could prove critical for future surface drill testing of the area, and for ventilation, pumping and ore haulage requirements for the Sunburst and Brilliant Gold Reef Projects. The nearest other Surface Area locality [on ML 1488] lies 300 to 400 metres [m] east of the shallower Resource locations on ML 1344.

The leases host Inferred Resources of 38,000 tonnes [t] at 14 gram per tonne [g/t] estimated to contain 17,000 ozs Au on the deep C05 [Brilliant East] structure. They also overlie the down dip extension to the C06 [St. Patrick] mine.

**Stockholm ML's**

ML's 1424, 1430, 10032, 10042, 1586, and 1587 are contiguous and cover the Stockholm mine and surrounding areas north to Lincoln Hill. Over 100,000 ozs Au is recorded as being mined from the area. This includes approximately 65,000 ozs of historic underground mining, and 31,000 ozs from open pits by various operators over the past two decades. An additional 5,000 ozs Au was mined underground by CTGM under a now expired sublease agreement with GML and CTM.

The Stockholm Deposit occurs within the Ordovician, Towers Hill Granodiorite. The mineralisation is hosted in north-south striking shear-vein system, which varies in dip towards the east from about 55° at the southern end to about 25° at the northern end, where the reef is truncated by a north-east striking, southerly dipping fault. On the northern side of the fault there is a body of diorite which displays no evidence of the shear-vein system. The granodiorite is cut by numerous dioritic dykes which generally strike north-south.

There are two distinct shoots that occur on the Stockholm Reef; the northern shoot and the southern shoot, both of which plunge towards the south at about 50°. Near surface the two shoots are separated by about 100m with only minor mineralisation occurring between them.

The hangingwall of the reef also hosts minor veins and shears which vary a great deal in their orientation but generally strike east-west.

The historical workings discovered an east-west striking cross-vein at a depth of about 220m below the surface which was reported to have surpassed the main reef in production. This vein dips towards the south at about 25°.

Gold mineralisation is mainly associated with quartz veining within an intense sericitic alteration zone. Also associated with the quartz veining are coarse-grained pyrite and galena along with fine-grained black sulphides. Less commonly found are the minerals sphalerite, chalcopyrite and arsenopyrite. Mineralisation is also disseminated into the wall-rock and areas of moderate to intense sericite alteration without quartz veining display anomalous gold values.

Much of the lower grade ore in the easterly dipping lodes mined by CTGM in the late 1990s was shear hosted. There is a suggestion that this may represent a feeder zone for fluids migrating to some of the more typical brittle-fracture hosted quartz reef deposits.

Aeromagnetic data and GSQ geological mapping show that Stockholm lies on a major north-east trending linear which separates mafic intrusives to the northwest from Towers Hill Granite to the southeast. The northern and central sections of ML's 1586 and 1587 including Lincoln Hill are underlain by Charters Towers Metamorphics. There are unconfirmed rumours that gold nuggets have been found in the Lincoln Hill area.

The Stockholm area has Inferred Resources of 9,000 ozs Au. In addition there are a number of intersections below the northern end of the open pit which require evaluation. As discussed above, the orebody mined by CTGM was an easterly dipping, shear hosted deposit not typical of Charters Towers orebodies. This has potential to continue to depth at least as far south as the GML lease boundary.

The historic gold production was dominated by the high grade shallow south dipping Stockholm Cross reef below 200m vertical. This ore shoot was mined to beyond the GML lease boundary. There may be some remnant potential along the strike of the south dipping reef as the old reports note that lower grade ore was left behind. Some reef systems in the district repeat in an en echelon pattern. There may be thus some speculative, hypothetical potential for repetition of the high grade south dipping reef at depth adjacent to the east dipping W01 [Stockholm] structure.

Surface mapping identified both east and south dipping lode outcrops. The surface expression of these has been removed by subsequent mining activities.

**Swedenborg ML's**

These three non-contiguous leases cover the part of the Swedenborg and Scandinavian lodes. The two small leases, ML's 10048 and 10050, probably covered old mullock dumps which were subsequently removed for treatment. The larger ML 1549 covers potential down dip extensions of the Swedenborg lode system over a strike length of 200m.

Mapping of these tenements just completed has located the previously unknown New Swedenborg reef and workings over a strike length of 200m in the south east quadrant of ML 1549. This structure has not been drill tested. The lodes are broadly associated with the geological contact between the Towers Hill Granite and mafic units of the Charters Towers Metamorphics.

The smaller leases cover the Scandinavian, and Swedenborg shafts. The precise location of the shafts on these mines cannot be located due to past rehabilitation work. ML 10050 covers the remnants of the old Swedenborg battery. There is conceptual potential for future resources on ML 1549 on both the Scandinavian, Swedenborg and New Swedenborg structures.

**Imperial ML**

ML 10091 is situated over a section of the Imperial workings and 100m strike length of lode outcrop. The precise location of the lease was established by recently completed mapping which found that Johnson Hi-Tech's explosive magazines are located on the northern quarter of the Lease. CTGM is paid rental by Johnson Hi-Tech for use of this area.

The remains of the old Imperial battery and treatment works are situated near the southwest boundary of the lease. Past recorded production on the whole lode structure was 13,000 ozs Au.

As with ML's 10048 and 10050, and judging from the remnants of excavated mullock dumps, it is likely that this small Mining Lease was pegged for the mullock, which was subsequently removed. Previous miners have carried out considerable underground work and there is thus little potential for significant resources on the lease.

**EPM 11658**

The tenement was applied for in March 1997 [75% CTGM, 25% CTM] and granted in November 2000. It was subject to a prior agreement with CTGM as EPM applications could not be assigned during the application phase but the assignment is now in progress. The EPM is made up of six sub-blocks in five separate groups.

This EPM hosts five known gold occurrences based on Geological Survey of Qld. Mapping. The best of the prospects is the Picnic, with recorded production in the area of around 2,000 ozs Au. There is little known potential on the EPM, however mapping and sampling has not yet been undertaken.

**MDLA's 251 and 252**

The tenements were applied for in February 1997 [75% CTGM, 25% CTM] and have remained in the application phase for over six years. They are subject to a prior agreement with CTGM as the underlying EPM's 8563 and 8564 are now owned 100% by CTGM and will be assigned on grant.

The MDLA cover 19 mineral occurrences and also Mineral Resources on the S3 [Merrie Monarch, 6,000 ozs Au], S4 [Mt Cenis, 30,000 ozs Au], and part of the 43,000 ozs Au C23 [Columbia Resource].

**RESOURCES AND POTENTIAL**

The tenements, excluding the EPM and MDLA, are estimated to contain Inferred Resources of 27,000 ozs Au. These figures are the current CTGM resource figures and have been prepared following the criteria established by the JORC Code.

**Resource Estimates, GML Tenements**
**Updated - August 2003**

| | t | g/t Au | Ozs |
|---|---|---|---|
| W1 [Stockholm] | 43,814 | 5.8 | 8,196 |
| W2 [Stockholm Main Reef | 8,881 | 5,0 | 1,428 |
| C05 [Brilliant West] | 38,294 | 14.1 | 17,336 |
| **Total GML** | **90,989** | **9.2** | **26,960** |

Estimates of the order-of-magnitude conceptual potential of the tenements were made based on the assumption that ore shoots similar to those previously mined will be repeated at depth. The past mine output was tabulated and production attributable to the various regional zones was extracted. This is based on the approach used to assess the potential for the whole of the CTGM tenement area. Estimates of average depths of underground development of the individual deposits were made. From these figures an order of magnitude estimate of the conceptual potential of lodes within GML tenements has been derived:

| | [ozs] |
|---|---|
| • Central Area – Main East West Lodes | 14,000 |
| • Central Area – North-NorthWest Lodes | 18,000 |
| • Regional | 18,000 |
| • West [Stockholm] Lodes | 55,000 |
| **TOTAL** | **100,000** |

Further evaluation and testing is required to verify the conceptual basis for these preliminary estimates, and likely variations by using alternative methodologies.

GML's interests include sections of six gold deposits which have Inferred Resources of 26,000 ozs Au, and conceptual potential for around a further 100,000 ozs. The City ML's include access rights to Surface Areas in the City which are important to facilitate the successful delineation and development of the deep Inferred Resources in the eastern and central sections of the Central Area.

## PROJECT SUMMARY – CHARTERS TOWERS GOLD MINES LTD

### MINERAL TENEMENTS

CTGM controls 53 EPM, MDL and ML in the Charters Towers goldfield, controlling 100% of the prospective part of the field.

The CTGM tenements cover the majority of the main productive area of the Charters Towers goldfield. This includes projected repetitions and down-dip extensions of the principal ore-bearing lodes.

The historical production of the field is estimated to be 6.6 million ozs Au. Current CTGM Inferred Mineral Resources reported under the JORC Code are estimated to contain approximately 1.0 million ozs Au [3.3 million t averaging 9.4 g/t Au].

The principal assets of CTGM are established on granted Mining Leases current to the year 2020 and renewable thereafter. The Mining Leases carry the right to mine and are supported by operational and environmental permits. As at 30 June 2003, the number of Granted tenements controlled by CTGM was as follows:

| | Number | Area |
|---|---|---|
| ML | 33 | 1,723 ha |
| MDL | 3 | 2,963 ha |
| EPM | 12 | 203 sq km. |

Investment in the project to date totals $52 million, including:

- 95 sq km of tenements;
- excavation of two declines;
- acquisition of mining fleet;
- purchase, upgrade and commissioning of 340,000 tonnes per annum [tpa] CIL gold treatment plant; and
- opening and trial mining of two open pit mines and three underground mines.

Total gold production in trial mining by CTGM to date has produced about 38,000 ozs Au.

CTGM had drilled 1,076 exploration holes totalling 85,702m, comprising 76,393m of reverse circulation drilling [RC] and 9,319m of diamond-core drilling. The database, including data from other companies, includes the results of 141,539m of drilling in 1,811 holes.

### POTENTIAL GOLD RESOURCES

The CTGM underground operations to date have demonstrated that the potential resource projections prepared by TWA in their Independent Technical Report for the CTGM 1993 Prospectus were essentially valid.

These were the nomination of gold potential targets within:

- margins around the existing stopes both down dip and along strike;
- pillars left in the old stopes;
- stope fill or lower grade mineralisation left in the old stopes;
- additional hanging wall and footwall veins within stoped lode systems; and
- completely new shoots, which were not found by previous mining.

Recent detailed estimation prepared for an updated Gold Production Plan for the CTGM Project provides a summary of both the earlier and subsequent geological and other work that forms the basis of the estimates that project a total potential gold [to a depth of 2000m] of 15 million oz.

Because of the nature of the projection and the limited physical support for the estimates, this is not reported in 'JORC format' [ie tonnes and grade]. However, this does not invalidate the logic for the estimates. The procedures adopted in preparing the estimate are extensions of similar work carried out for the Prospectus, which have largely been validated.

The gold potential of the goldfield is based on three prime categories:

- known reef systems;
- new reef structures; and
- other styles of mineralisation.

Sophisticated statistical analytical and computer projection techniques have been used by CTGM and independent consultants, in preparing the projections, as well as simpler "common sense" approaches based on historical evidence. The validity of the potential of the first two categories has already been proven in the recent workings of the Brilliant East [Central] Decline. There is also some evidence to confirm the occurrence of other styles of mineralisation [ie hosted in brecciated calc-silicates and mica schists, shear hosted or in stockworks]. These alternative mineralisation styles have not been included in the current projection. It appears that the resource projections are reasonable and realistic while also being conservative.

**CTGM PRODUCTION PLAN**

CTGM currently plans to develop gold production to 250,000 ozs per year over a five-year exploration, development and production period, and to maintain this production level for up to 30 years. This conceptual plan has been detailed in a Study "Gold Production Plan" [September 2002] prepared by CTGM Management.

Charters Towers is one of Australia's largest goldfields, having produced 6.6 million ozs Au over a forty-five year period from 1872 to 1917. The high-grade ore, which averaged 34 g/t Au recovered, was mined from narrow, shallow-dipping, high-grade quartz reefs, which are still open at depth. The mineralisation is controlled by development of the Charters Towers Gold Project will proceed through the development of up to five new mines within the project area. The new mines are planned to be operated as joint ventures, with uniform project management, to ensure the benefits of economies of scale. Infrastructure will be shared within an overall large scale 250,000 ozs per annum mining project. The initial four scheduled new mines will provide the required full production, in the Brilliant, Sunburst, Goldtec and Warrior joint ventures.

The new Brilliant mine is within the central section of the historic field, close to the existing decline and contains the largest Inferred Mineral Resource of 439,000 ozs [1.23 million t at 11.1 g/t]. The Sunburst mine contains the highest currently identified grade at 13.8 g/t, and the Goldtec mine [Day Dawn area] would provide the largest annual production [100,000 ozs per year]. To access ore in the new Brilliant and Sunburst Mines, the existing Central Decline will be extended 400m vertically, from the current 238m depth, to 638m below surface. This decline extension will be 2.8 km in length at a gradient of one in seven. The decline will intersect existing vertical shafts at approximately one-kilometre intervals to supply fresh air. Once the ore has been accessed, four levels will be driven at 30m intervals down-dip for one kilometre along the strike. Rises developed in the ore at regular intervals along strike will block 20m by 30m stoping panels.

The Warrior East mine has been selected for rapid gold production, followed by the Sunburst area. The Warrior East area is about 5 km southwest of the city and will be accessed by a new 900m decline from the area of the Washington open pit. Gold production from Warrior East will commence seven months after construction of the new decline begins and is scheduled to produce at 40,000 ozs per year in the first full production year. Production from the Sunburst area is scheduled to commence eleven months after the Central Decline extension commences. The initial gold production rate from Sunburst is scheduled at 40,000 ozs per year increasing to 60,000 ozs per year.

The production plan includes underground mining using the Goldtec Mining System, which is to be installed by CTGM. The basis of the system involves the removal of waste from the ore by photometric sorting underground through the underground crusher-sorting station in the central decline.

The infrastructure necessary to begin processing the ore and contain the tailings is in place. Ore will initially be processed through the CTGM Carbon-in-Leach [CIL], a plant with 340,000 tpa capacity located 5 km south of Charters Towers. The plant has produced 38,000 ozs Au from trial mining. The plant will be expanded in year 3 to meet the increased annual throughput of 630,000 tpa from mine expansion.

A tailings dam with the necessary initial capacity has been constructed, approved and operated. The tailings dam will be extended as required every 2 million t of processed ore, or approximately every three years.

A 12 km long water pipeline has been constructed to take mine water from the Central Decline portal in Nagle Street to the processing plant. Additional water is stored in open pits and underground at adjacent mine sites with recharge from groundwater and run-off. Adequate electrical power supply has been connected from the State grid to both the mine site and the processing plant.

**ECONOMIC CRITERIA**

An independent summary opinion of the Gold Production Plan [September 2002] was prepared on behalf of the Directors of CTGM, by Tennent, Isokangas Pty Ltd [TIP]. Consulting Mining Engineers. In part, their opinion was that the proposed plan presents a coordinated approach to mining of the total projected resource from three separate underground areas, supplemented by production from surface [and underground] operations leases external to the City Areas.

TIP stated that, on the basis of the information provided in the Plan, and subject to more detailed planning and engineering, the production [tonnage] targets are achievable. The ounces of gold produced will be dependent on confirmation of the projected grades. Ultimate success will be dependent on the ability to prove up sufficient resources prior to the commencement of gold production from stoping. The overall development plan appears logical and appropriate at this stage of study, and appropriate provisions appear to have been made for the capital cost of these works. The Plan proposes the adoption of mining techniques that have either been employed elsewhere or at least have been successfully trialled already.

TIP noted that the mining costs adopted for the Plan have been developed from first principles. They are supported by and are consisted with those achieved by the CTGM operations historically. They believed that a successful application of a coordinated development approach, together with enhanced technology, should ensure that they are achievable. On the basis that the projection of potential resource and production performance were reasonable, TIP considered that the financial assessment included in the Plan provides a realistic basis to guide decision making.

In the Plan, capital expenditure of $150 million is required over the first four years to sequentially bring the four new underground mines into production, delivering to the one processing plant. Joint ventures are planned to develop the four mine projects and to provide the project investment.

Gold production will commence after six months of development, initially producing 10,000 ozs in the last six months of Year 1 and building up to 250,000 ozs per annum in Year 5. Gold production costs are estimated at $217/oz Au recovered. Total life of mine capital of $250 million includes an allowance of $15 million for mine rehabilitation and restoration, as well as replacement and working capital over the life the operation.

The mines are projected in the Plan to be profitable from Year 1, with a possible annual cash surplus of $95 million in Year 5.

The summary of the conceptual production plan is as follows:

| | |
|---|---|
| • Gold potential | 15 million ozs |
| • Total projected gold production | 6.8 million ozs |
| • Gold production rate | 250,000 ozs per year |
| • Head grade to process plant | 13 g/t |
| • Life of operation | 30 years |
| • Gold production cost | $217/oz |
| • Development time - initial production | 6 months |
| - full production | 5 years |
| • Capital requirements | $150 million over 5 years |
| • Life of mine capital costs equate to | $36/oz recovered. |

## VALUATION OF PROJECTS

### VALUATION METHODOLOGY

The range of values which can be estimated for the GML mineral interests are based on current market prices for equivalent properties, the geological potential of the properties taking into account the possibility of outlining potential resources, and the probability of present value being derived from recognised areas of mineralisation and production. The valuation also takes account of previous and planned expenditure and commitments, and the expenditures and investment made by other parties to earn, acquire or retain their interests. The range of value estimated for each project

allows for the sensitivity of the project values to expected variations in commodity prices and exchange rates, and for the changes in property market value with changing investment expectations, and valuations estimated for acquisition and listing for similar projects in the same geological environment.

Where production is in progress or planned based on quantified reserves and resources, financial analyses derive the net present value for the projects. The valuation of exploration tenements, particularly those without any quantifiable resource, is highly subjective but a number of value indicator methods have been developed and are outlined below. To determine a fair market value for the mineral exploration interests under review, various methods are normally considered including Appraised Value Method, Comparable Transaction Method, Farm-In Commitment Method, and In-situ Mineral Valuation.

**Appraised Value Method**

The Appraised Value Method is considered one of the methods most applicable to appraising the value of exploration properties, which have neither viable ore reserves nor any commercial production possibilities on which to establish a value. Accordingly, the real value of an exploration property is its *potential for the existence of an economically viable ore body. An objective way to* value a property's exploration potential is to equate it to the cost of exploration work that is warranted to assess that potential.

Appraising an exploration property with this method assumes that a direct relationship exists between the amount of exploration work performed on the property and the value of that property and that an exploration programme will either enhance or diminish the value of the property.

Past and future expenditures on a property of merit will produce a current dollar value for that property that is at least equal to the total amount expended. Any expenditure considered as contributing to the value of the property are those, which are judged to be relevant, prudent, and which were incurred in accordance with normally accepted industry practices.

Evaluating the results of an exploration programme and their relevance to the appraisal process involves assessing such parameters as, the geological environment of the property and its exploration potential, the exploration procedures utilised and their applicability to the style of mineralisation being sought or expected, the overall scope of the work performed or planned, the effectiveness of the work conducted, and the depth and experience of the management team involved in area selection and exploration programme planning and implementation.

As a result of this evaluation process, the valuer must decide as to what degree the exploration efforts have enhanced or diminished the value of the property. Only those expenditures deemed relevant to the overall value of the property are retained and used in the valuation process. In cases where inconclusive results are obtained, a subjective judgement may be made by the appraiser either on the basis of his own experience or in consultation with other technical experts. It is important to consider the intention of the owners regarding their exploration plans for the property and in this regard any funds committed to exploration work in the future budget period must be taken into account when arriving at an appraised value.

The expenditure on a project considered to be effective in terms of advancing the prospectivity of the areas is used, in conjunction with a subjective prospectivity enhancement multiplier, to derive a value of the project, which takes into account the valuer's judgment of prospectivity and the value of the database. Future planned committed expenditure is also considered as a measure of the estimated investment value of the property, to which a future exploration multiplier can be applied. In this review, we take into account expenditure of previous explorers and their joint venture partners and also past and current expenditure of Allegiance.

### Comparable Transaction Method

One of the better methods in determining property value is by conducting a comparable transaction analysis with other recent transactions on equivalent properties, preferably within similar geographic and geological environments, with the same exploration potential and style of mineralisation, and at the same stage of development. Such a transaction should be between parties dealing at arms length. The date of the comparable transactions should be as close as possible to the property's valuation date as the time-related factors can affect the value. These transactions can be through a direct cash payment, a farm-in or option agreement or a combination of the above. Similar transactions can be compared and expressed in a number of ways, for instance, dollars per unit area, price paid per unit of mineral commodity in the ground, or on expenditure commitments.

Comparison of recent transactions of equivalent properties provides one of the better yardsticks to measure the value of the property because it relates the price to that which an informed investor would be willing to pay to obtain a similar property. In those cases where the transactions were not directly comparable, either a premium or a discount to the value is made as deemed appropriate.

### Farm-In Commitment Analysis

An exploration property may have significant untested geological potential requiring a large exploration expenditure that the owner of the property cannot meet and as such will seek a joint venture partner to help with the exploration financing. It also may happen that an initial low budget exploration programme results in a significant discovery that requires the owner to seek a joint venture partner that can provide the financing necessary to develop it fully. In cases such as these, the Appraised Value Method tends to undervalue the property because of the low level of past exploration expenditures relative to the overall potential of the property.

A more appropriate approach in these instances is to consider the terms of an arm's length transaction for a farm-in option or agreement by a third party to earn an equity interest in the property. Such agreements can be used to calculate a value for the property. The terms of these agreements usually consist of a series of optional expenditure commitments over a number of years. The farm-in participants usually earn an equity interest in the project by paying all of the exploration expenditures during the earn-in period. Normally all expenditure commitments must be met in order to earn the equity. However, such farm-in commitments are not absolutely binding as usually there are rights to withdraw or in some cases there may be staged expenditure requirements earning an escalating equity interest.

A review of the terms of the agreement, as well as the geological potential of the property must be made in order to determine the value of a farm-in commitment and to assess the probabilities that some or all of the expenditure commitments will be met, particularly in a staged earn-in situation. In these cases a discount factor reflecting the estimated probabilities can be applied to the expenditure commitments.

### In-situ Mineral Valuation

This method consists of valuing the commodity content of a tenement before it is mined. It is subjective, and therefore it is important that the valuation is based on considerable experience. The current market price of the commodity is discounted for factors such as mining losses, complexity of mineralogy, mining conditions, political risk, regional infrastructure support, etc.

## ESTIMATION RISKS

Estimation risks are to be taken into account in assessing mineral projects, the principal risks being summarised as follows:

**Mining and Exploration Risks**
The successful exploitation of mineral exploration resources and the design and construction of efficient mining facilities has inherent risks which can be hampered by force majeure circumstances, cost over-runs, inconsistent grades and other unforeseen events. The technical risks attached to resource project development and production is unknown until economic resources are outlined.

**General Economic Conditions**
Production from mineral resources is subject to international market conditions, exchange rates and normal cost inflation. These matters would be considered if economic resources are outlined.

**Environmental Impact Constraints**
Exploration and development of any resources will be dependent on the projects meeting environmental guidelines. The grant development permits are dependent on approval of environmental management programmes.

**Native Title and Sacred Sites**
The effect of various legislation is that mining tenement and exploration permit applications and any existing mining tenements or exploration permit renewal application may be affected by native title negotiation processes.

**Land Access**
A mining company may be required to seek consent of landholders to obtain access to resources and for exploration. Legislation could restrict access to tenements. No such restrictions are foreseen at this stage with any of the projects reviewed in this Valuation.

## VALUATION CRITERIA

For use in the valuation of the GML and CTGM projects, the following valuation criteria have been summarised from the recorded data bases relating to the CTGM and for the acquisition agreements, and for a range of valuation for projects which are similar to the GML and CTGM projects.

The following valuation ranges are recorded for a range of gold exploration projects:

### APPRAISED EXPENDITURE
An analysis of previous expenditure on the CTGM and GML project areas has been carried out to indicate an attributable value of the current data base and established facilities which would support proposed exploration and development programmes. The summary of the recorded expenditure is estimated where possible for each project area, with an estimate of its current value.

Planned expenditure estimates are also listed.

### COMPARABLE VALUE
Gold resource and exploration projects of comparable value are believed to be those where previously worked small scale open cut resources have been mined out and where a history of possible extensions are indicated by records and preliminary exploration, including exploratory drill

intersections, but without the definition of significant recoverable resources. The following cases are selected, along with the estimated values of the projects.

- **Charters Towers Gold Mines** November 2001
  Valuation of gold exploration and resource targets, North Queensland.

| | [sq km] | [$] |
|---|---|---|
| 3 EPM | 3 to 60 | 20,000 – 40,000 |
| 1 EPM [A] | 3 | 20,000 |
| 2 ML | 8 to 110 ha | 22,000 – 540,000 |

- **Metallica Minerals Ltd** November 2000
  Valuation of advanced gold and gold-copper exploration properties, Central Queensland.

| | [sq km] | [$] |
|---|---|---|
| 5 EPM | 40 to 160 | 200,000 – 390,000 |

- **Marlborough Resources NL** November 2003
  Valuation of advanced and grass roots gold-copper exploration tenements, Central Queensland.

| | [sq km] | [$] |
|---|---|---|
| 13 EPM [A] | 2270 | 375,000 |
| 13 EPM and 2 EPMA | 1295 | 250,000 [40%] |
| 2 EPM | 150 sq km [defined gold resource 1.7 million t at 1.79 g/t] | 925,000 |
| 5 EPM | 583 | 350,000 |
| 2 EPM [A] | 485 | 15,000 |
| 2 EPM [A] | 370 | 15,000 |
| EPM [A] | 240 | 20,000 |

- **Pegmont Mines NL** September 2000
  Valuation of advanced and grass roots gold and base metal properties, NW Queensland.

| | [sq km] | [$] |
|---|---|---|
| 3 EPM [A] | 217 | 150,000 |
| 1 EPM [A] | 139 | 500,000 |
| 4 EPM [A] | 108 | 550,000 |
| 4 EPM [A] | 530 [high JV value] | 700,000 |

- **SMC Gold Ltd** March 2002

Valuation of old mine leases and advanced exploration project granted tenements, North Queensland.

| | [sq km] | [$] |
|---|---|---|
| EPM and 24 ML | 380 – old mine and resource areas, outside of operations | 1.5 million |

- **Sirocco Resources NL** June 1997
Purchase and book value of Fox Creek project, Hodgkinson Basin.

| | [sq km] | [$] |
|---|---|---|
| 1 EPM and 1 EPM [A] | 420 - gold exploration targets | 100,000 |

- **Blackwattle Gold NL** Draft Prospectus 1998
Valuation of exploration property, Hodgkinson Basin Pinnacles prospect].

| | [sq km] | [$] |
|---|---|---|
| EPM | 22 | 300,000 |

FARM-IN VALUES

Terms of GML and CTGM joint venture agreements include the following terms to earn farm-in interests:

- Warrior Project - CTGM

  50% Joint venture to explore and develop project resources $5 million

- Atric Project – Republic Gold Pty Ltd – North Queensland

  90% farm-in to earn 90% interest, 21 sq km, 61,000 ozs Inferred Resources $250,000.

IN-SITU RESOURCE VALUES

The following in-situ values per ounce have been cited in recent gold property valuations:

| | [$/oz] |
|---|---|
| Enterprise value project resources | 35 - 55 |
| US and Australian explored resources | 20 - 30 |
| Lower grade resources | 10 – 15 |
| Low grade, inferred or low recovery | 5 - 10 |

**OTHER VALUATION CRITERIA**

For the valuations the following factors are considered:

- All tenements are granted and are wholly owned by GML and CTGM. The minimum commitment expenditures and working conditions are subject to the terms of title.
- Prospectivity and exploration progress on the GML and CTGM projects are reviewed above.
- Estimates of previous attributable expenditure on the tenement areas, based on the accumulated information available from past exploration programmes and proposed future expenditure, are considered, as well as the terms of farm-in agreements entered into with joint venture partners.
- Equivalent farm-in expenditures are discounted for the normal time periods of expenditure.
- Comparable project expenditure are assessed in the light of the equivalence to the GML and CTGM projects under review.
- The grouping of tenements and contiguous tenure over the whole GML and CTGM projects areas provides additional advantage for a substantial exploration programme.
- The sensitivity of the valuation, particularly relating to the risk factors listed above, is allowed for by estimating a range of valuation for each sector of the project.

## SUMMARY OF PROJECT VALUATIONS

### GML PROJECTS

**City Mining Leases**

The two GML City Leases have a total surface area of 7.36 ha. They overlie Inferred Mineral Resources in the Brilliant East structure and potential resource projections in the St Patrick mine down-dip mineralisation projections. The City Leases surface area is considered by CTGM management to be critical for future drill testing of the area and for mine services access and ore haulage for the underground workings. They state that there are no other large granted surface areas available and that application for grant of similar a tenement area would take several years to process.

If not used for mine access and development, the land area would be suitable for real estate purposes in the longer term. The current mining lease tenure includes a Background Tenure as Unallocated State Land, on both properties, which retains usage for mining activities only, and prevents development for other purposes. No landholders occupy the areas and no landholder's consents are required for mining activities.

**Valuation Estimates**

| | | | |
|---|---|---|---|
| Tenements: | ML 1343 | [GML 50% CTM 50%] | 1.71 ha |
| | ML 1344 | [GML 100%] | 5.65 ha |

[Note: GML has an attributable 95.5% interest in ML 1343]

Previous Expenditure: The leases have been held for 30 years and recorded expenditure is not applicable.

Notional opportunity cost:

To acquire and gain approval for alternative site, EMOS application and site preparation: $1.0 million

Additional costs incurred by using more distant site, mine development and longer: $1.0 million

Proportional cost for 1-year delay to project, estimated cumulative NPV: $7.0 million

Notional surface property value:

This is estimated on the basis of the potential cost required to acquire the area if it had been allocated for housing and its equivalent leasing value.

Optimum number of building blocks after allowance for public space: 100 blocks

Value at $28,000 to 35,000/block [approximate recent Charters Towers land values] less preparation costs and allowance for NPV: $2.5 million

Resources: 17,000 ozs Inferred Resources
In-situ value $30 to $50/oz: $51,000 to $850,000

**Valuation Range**

Based on the above parameters, the following value range is estimated for the GML interests in the City Leases.

Low: $2.5 million, based on the possible basic acquisition land value and the contained resource value.

High: $4.5 million based on the average of the total of the alternative site costs and project delay costs.

Most Likely: $3.5 as the median of the estimates.

**<u>Stockholm Tenements</u>**

The Stockholm areas have previously [1999-2000] been mined by CTGM under a sub-lease agreement with GML-CTM. Over 100,000 ozs have been recorded as having been mined in old underground operations and more cent open pit extraction.

CTGM plans to explore and reopen the mineralization as a stand alone operation to be operated in conjunction with one of the planned higher-grade City Area projects. The Stockholm project has a large surface area of granted leases, which have environmental permits as an approved mining site. Existing mine infrastructure includes decline development suitable for mechanized operations, mine facilities and waste storage areas.

**Valuation Estimates**

| | |
|---|---|
| Tenements: | ML's 1424, 1430, 10032, 10042, '486 and 1587<br>50% GML, 50% CTM: GML attributable interest 95.5%<br>Total area: 167.67 ha |
| Previous Expenditure: | Estimated attributable expenditure of $1.1 million from mine access main development. |
| Possible exploration expenditure: | $500,000 to $1.5 million for project exploration. |
| Comparable Value: | $300,000 to $700,000 for acquisition of adjoining Black Jack areas. |
| Farm-in Investment: | Comparable $5 million farm-in proposed for 50% interest for project development of Warrior project. |
| Resources: | 9,000 ozs Inferred Resources<br>In-situ value of $270,000 to $450,000. |

**Valuation Range**

| | |
|---|---|
| Low: | $1.4 million based on appraised expenditure commitment plus the inferred resource value. |
| High: | $1.8 million based on the total of the attributable expenditure to provide the current infrastructure and planned investment cost to develop the database. |
| Most Likely: | $1.53 million as a median value allowing for GML attributable interest. |

**Swedenborg Project**

The mining leases cover the potential down-dip extensions of the known Swedenborg lode system. Recent mapping has located new reef and workings, which have not been drill tested.

The area adjoins the old Black Jack mine areas which have previously been acquired by CTGM.

**Valuation Estimates**

| | |
|---|---|
| Tenements | ML's 10048, 10050, 1549<br>50% GML, 50% CTM: GML attributable interest 95.5%<br>Total area: 18.19 ha. |
| Previous Expenditure: | Not recorded over the long period of lease holdings. |
| Comparable Value: | $100,000 from Black Jack leases acquisition and other equivalent properties. |
| Farm-in Value: | $200,000 to explore down-dip extensions and new lode structure. |
| Resources: | Nil |

**Valuation Range**

| | |
|---|---|
| Low: | $100,000 based on comparative valuation. |
| High: | $200,000 based on possible database investment. |
| Most Likely: | $140,000 allowing for GML attributable interest. |

**Imperial Project**

This consists of one small mining lease located adjoining the Warrior lease areas.

Recent geological assessment by CTGM has stated that there is little potential for significant resources on the lease, because of previous extraction. The lease has value as a location for infrastructure items.

**Valuation Estimate**

| | |
|---|---|
| Tenement: | ML 10091<br>GML 50%, CTM 50%: GML attributable interest 95.5%<br>Total area: 1 ha. |

**Valuation Range**

A valuation of $30,000 is allowed for the Tenement based on its storage rental income, in a range of $20,000 to $50,000.

## SUMMARY OF GML PROJECTS VALUATIONS

The sum of the valuation ranges for the GML Project interests is as follows:

| Value [$1000] | | | |
|---|---|---|---|
| **Project** | **Low** | **High** | **Most Likely** |
| City Leases | 2,500 | 4,500 | 3,500 |
| Stockholm | 1,400 | 1,800 | 1,530 |
| Swedenborg | 100 | 200 | 140 |
| Imperial | 20 | 50 | 30 |
| **TOTAL** | **4,020** | **6,550** | **5,200** |

## CTGM PROJECT

TWA has carried out valuations of the CTGM Project interests progressively since the original independent valuation of the Project for the CTGM public listing in 1993, through a number of acquisition activities since that time, and for the prospectus documentation for the Brilliant Gold Project Prospectus in 2001. These previous valuations have been reported to the CTGM Directors and shareholders. In addition independent updates of the valuations of the CTGM property, plant and equipment have been carried out by TWA on behalf of the Directors for the annual audits of the Company's assets. These previous valuations provide a 30 June 2003 base line valuation of the Projects Current Operating Assets of $48.1 million.

The preparation of the Gold Production Plan [September 2002] provides the basis for an updated valuation of the CTGM Project conceptual future cash flow, based on the proposed economic criteria outlined in that Plan and summarised in this Report.

An after tax cash flow analysis has been carried out of the possible CTGM interests in the proposed future joint venture production activities as proposed in the Gold Production Plan.

Broadly this analysis uses the criteria listed previously and assumes that:

- the farm-in partners finances the equity funding along with loan funding;
- CTGM utilises its previously accrued tax losses;
- a base case life of production of 30 years;
- costs and gold price are based on current conditions without escalation;
- all estimates are in Australian dollars with a gold price of A$500/oz.

Based on these criteria and assumptions, the following estimates are possible:

| | | |
|---|---|---|
| Base case: | NPV [10%] | $129 million |
| | NPV [15%] | $79.4 million. |
| Limited case: | 15 year life NPV [10%] | $89 million |
| | 15 year life NPV [15%] | $55 million |
| | 15 year life less 10% revenue NPV [10%] | $64 million |
| | 15 year life plus 20% costs NPV [10%] | $62 million. |

**Range of Values**

For the purposes of a current valuation of the CTGM Project allowing for the additional value indicated by the Gold Production Plan with suitable conservative estimation parameters to allow for the early stage of the investment programme and a range of sensitivity analyses, the following value range is estimated for the CTGM project:

| | |
|---|---|
| Low : | **$48 million** based on the recent independent assessment of the value of the current property, plant and equipment. |
| High: | **$80 million** based on a conservative assessment of the projected after tax cash flow accruing to the CTGM Project from the proposed joint venture operations as outlined in the Gold Production Plan. |
| Most Likely: | **$64 million**, which is in line with the more conservative assessment of cash flow analysis sensitivities and is also at the midpoint of the high and low value estimates. |

**Tax Losses**

The most recent assessment of accumulated tax losses in the GML group indicates that $4.96 million of losses was available to GML as the Parent Entity. As the GML subsidiaries are not wholly owned, only the Parent Entity losses are considered as possible deductions to CTGM after the acquisition of GML by CTGM.

An estimate has been made on the value of the GML tax losses into the merged CTGM-GML Project. This has been carried out by including the losses in the after tax base case cash flow analysis for the CTGM interest in the joint ventures proposed in the Gold Production Plan, to determine the marginal effect of the losses. This indicates a possible value of $ 930,000.

An independent opinion on the acceptability of the GML tax losses could not conclude that GML was necessarily likely to satisfy the requirements of the future deductibility after the change of ownership and that these matters could only be determined following actual continuance of activities and transactions after the change of ownership. In the worst case scenario, the tax losses may have nil value.

To cater for a possible value range of the losses of nil to $930,000, and the effects and complexities of future implementation of the tax consolidation regime, a value of $750,000 is allowed for the tax losses to GML.

## QUALIFICATIONS

Terence Willsteed & Associates is a Mining Engineering Consultancy, which has had considerable experience in the valuation of mining interests and investments, and in advising both prospective purchasers and sellers of such interests and investments. The persons responsible for this report are:

| | |
|---|---|
| **T V Willsteed** | **BE[MIN]HONS, BA, CPMIN, FAUSIMM, MMICA**<br>**Consulting Mining Engineer** |

Mr Willsteed is the Principal of Terence Willsteed & Associates. He has had extensive experience in the mining industry over 45 years, the last 30 years of which have been as a consultant to the industry. He holds a First Class Mine Managers Certificate of Competency, and has been extensively involved in mineral project evaluation and management. He is licensed as an Investment Adviser by the ASIC.

## DECLARATION

This report has been prepared for inclusion in the Independent Expert Report. This report is designed to assist shareholders to assess the value of the mineral interests of GML and was not prepared for any other purpose.

The statements and opinions contained in this report are given in good faith but, in the preparation of this report, TWA has relied substantially on information provided by the Directors and Management of CTGM and GML. We do not have reason to doubt the information so provided.

Neither the whole nor any part of this report, nor any references thereto, may be included in or with or attached to any document, circular, resolution, letter or statement without the prior written consent of TWA.

**DISCLAIMER OF INTERESTS**

At the date of this report, TWA and Terence Willsteed do not have, nor have had any relationship with GML or CTGM.

TWA has no relevant interest in, nor any interest in the acquisition or disposal of any securities or assets of GML or CTGM. TWA have no pecuniary or other interest that could be regarded as being capable of affecting its ability to give an unbiased opinion in relation to the valuation of the mineral interest of GML or CTGM.

Neither TWA nor T V Willsteed has received or may receive any pecuniary or other benefits, whether direct or indirect or in connection with the preparing of this report other than normal consultancy fees based on fee time at normal professional rates plus out-of-pocket expenses.

Yours faithfully,

**TERENCE WILLSTEED & ASSOCIATES**

**T V WILLSTEED**
**Principal**

# ***REFERENCES***

"Tenements Held by Great Mines Ltd, Charters Towers Area, Qld – Preliminary Report", R J Morrison- Charters Towers Gold Mines Ltd, September 2003.

"Gold Production Plan – The Charters Towers Gold Project" – Charters Towers Gold Mines Ltd, September 2002.

"The Charters Towers Gold Project Gold Production Plan [September 2002]" – Tennent, Isokangas Pty Ltd, 25 September 2002.

"Valuation of Assets – Charters Towers Gold Mines Ltd" – TWA, 9 September 2002.

"Revaluation of Plant and Equipment" – TWA, 13 September 2002.

"Property Valuation Opinion – J J Lynch Tenements", TWA, 29 November 2001.

"Charters Towers Gold Mines – Valuation of Gold Resources" – L W Davis, Veronica Webster Pty Ltd, 21 August 2000.

"Independent Technical Review of the Brilliant Gold Reef Project" – Alan Battaglene, 3 June 2001.

"Independent Expert Report Proposed Sale by Charters Towers Mines NL of Joint Venture Interest to Charters Towers Gold Mines Limited", TWA, 16 November 1998.

"Valuation of the Black Jack Mine Leases and Assets" – TWA, 21 February 1996.

"Independent Geological and Mining Engineers Reports and Valuation of Charters Towers Gold Project" – TWA, 26 October 1993.

"Tenures for a Holder Report Great Mines Ltd" – Qld Dept National Resources and Mines, 28 August 2003.

"Draft Statement of Financial Performance" – CTGM, 30 June 2003.

"Financial Accounts Great Mines Ltd, Charters Towers Mines Pty Ltd, Deeprock Mining Pty Ltd", 30 June 2003, Mangraviti Partners, Chartered Accountants.

"Tax Opinion – Charters Towers Gold Mines Limited – Great Mines Ltd", Greenwood BKT, 2 October 2003.

**SCHEDULE A** **VALUATION SUMMARY** **Charters Towers Gold Mines Limited**

| | | | | |
|---|---|---|---|---|
| **Issued Capital** | | **327,545,243** | ordinary shares | |
| | **options:** (each convertible into 1 ordinary share) | | **Exercise price** | **Expiry date** |
| | | **13,000,000** | 15 cents | 1-Jan-05 |
| | | **9,212,985** | 8 cents | 1-Dec-03 |
| | | **1,070,000** | 8 cents | 17-Mar-04 |
| | | **2,500,000** | 10 cents | 20-May-04 |

**Information relating to Shareholders:**

As at 25 September 2003 Charters Towers Gold Limited (CTGM) had issued 327,545,243 shares of which the top 20 shareholders held 35.6%.

Details of the top five shareholdings as at that date are as follows:

| **Shareholder** | **Shares** | **% of Total** |
|---|---|---|
| *Great Mines Limited* | 29,675,596 | 9.06% |
| James Joseph Lynch | 16,086,548 | 4.91% |
| Mr William Jangsing Lee | 10,281,612 | 3.14% |
| Underwriting & Mining Investment Corporation Pty Ltd | 8,795,773 | 2.69% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson | 7,208,857 | 2.20% |

**1 Valuation of Charters Towers Gold Mines Limited**

| | | Note | **Consolidated Balance Sheet (unaudited)** 30June 2003 **$** | **Update Adjustment Estimates** **$** | **Estimated Balance Sheet** 6 October 03 **$** |
|---|---|---|---|---|---|
| **Current assets** | Cash | 1 | **554,247** | **200,000** | **754,247** |
| | Receivables | | **12,410** | | **12,410** |
| | Inventories | | **431,078** | | **431,078** |
| | Total current assets | | **997,735** | | **1,197,735** |
| **Non-current assets** | Exploration,evaluation, development | 2 | **29,863,105** | **21,492,270** | **64,000,000** |
| | Mineral tenements | 2 | **12,644,625** | | |
| | Plant & equipment | | **6,472,977** | | |
| | Freehold land & buildings | | **518,548** | | **518,548** |
| | Security deposit | | **500,304** | | **500,304** |
| | Total non-current assets | | **49,999,559** | | **65,018,852** |
| **Total assets** | | | **50,997,294** | | **66,216,587** |
| **Current liabilities** | Trade creditors | | **533,766** | | **533,766** |
| | Other payables | | **725,789** | | **725,789** |
| | Unsecured loans | | **245,946** | | **245,946** |
| | Secured loans | | **7,490,514** | | **7,490,514** |
| | Lease liability | | **4,336** | | **4,336** |
| | Provisions | | **195,205** | | **195,205** |
| | Total current liabilities | | **9,195,556** | | **9,195,556** |
| **Non-current liabilities** | Lease liability | | **13,708** | | **13,708** |
| | Provisions | | **500,304** | | **500,304** |
| | Total non-current liabilities | | **514,012** | | **514,012** |
| **Total liabilities** | | | **9,709,568** | | **9,709,568** |
| **Net assets** | | | **41,287,726** | | **56,507,019** |
| **Shares on Issue** | | 3 | **317,013,299** | **10,531,944** | **327,545,243** |
| **Valuation (net Assets)** | | | **41,287,726** | | **56,507,019** |
| | cents/share | 4 | **13.02** | | **17.25** |
| **Adjust valuation for Exercise of options** | | 5 | | | |
| **Add: cash raised by exercise of options** | | | | | **3,022,639** |
| **Current Valuation of CTGM ($)** | | | | | **59,529,658** |
| **Shares on Issue** | | | | | **353,328,228** |
| **Current Valuation of CTGM (cents/share)** | | | | | **16.85** |

**Notes:**

1. The adjustment is an estimate of CTGM net cash flow over the period 1 July 2003 through 6 October 2003, calculated as follows:

| | | $ |
|---|---|---|
| *(See Note 3 below)* | *Proceeds from issues of shares* | **800,000** |
| | Less: Cash operating expenses | **600,000** |
| | **Net cash increase** | **200,000** |

2. The adjustment represents the revaluation increment resulting from the use of the Terence Willsteed & Associates (TWA) valuation of the CTGM projected future operations set out in Appendix 1 to this report.

3. The number of CTGM shares on issue has increased by 10,531,944 since 30 June 2003. Of The new shares some 9.6 million were allotted in accordance with the company's June 2003 Share Purchase Plan. These shares were subscribed for at 12 cents each. The balance were were issued to satisfy exercise of options.

4. The Appendix 1 TWA valuation arrived at a range of values for the CTGM future operations, ranging from a Low of $40.02 million to a High of $79.4 million, with the Most Likely valuation at $64 million. The calculation of the corresponding range of CTGM share price estimates set out in the following table:

| | High | Low | Most likely |
|---|---|---|---|
| | $ | $ | $ |
| CTGM Future Operations | 79,400,000 | 48,100,000 | 64,000,000 |
| Add: Net other assets | (4,470,342) | (4,470,342) | (4,470,342) |
| **Valuation Range** | 74,929,658 | 43,629,658 | 59,529,658 |
| **cents/share** | 21.21 | 12.35 | 16.85 |

## 2 Proposed Takeover Bid by Charters Towers Gold Mines Limited for Great Mines Limited

On 19 August 2003 CTGM announced its takeover for GML, a public unlisted company. The offer will be two (2) shares in CTGM for every three (3) GML shares on issue. Full details of the offer will be set out in the formal offer documents, to which this report will be attached, and which will be sent to all GM shareholders shortly.
GML was a founding shareholder in CTGM and currently is CTGM's largest shareholder with 9% of CTGM issued shares.
CTGM directors anticipate that, if the bid is successful, GML and its subsidiaries will be absorbed into CTGM under its management and control.

The following table sets out an assessment of CTGM net assets which will apply if the bid succeeds in acquiring 100% of GM issued shares.

| | | CTGM Balance Sheet 6 October 03 | Adjustment for GML Takeover | Post Takeover CTGM |
|---|---|---|---|---|
| | | $ | $ | $ |
| Current assets | Cash | 754,247 | 4,848 | 759,095 |
| | Cash from exercise of options | 3,022,639 | | 3,022,639 |
| | Receivables | 12,410 | 8,424 | 20,834 |
| | Inventories | 431,078 | 854 | 431,932 |
| | Total current assets | 4,220,374 | | 4,234,500 |
| Non-current assets | Exploration,evaluation, development and mineral tenements | 64,000,000 | 5,200,000 | 69,200,000<br>0 |
| | Freehold land & buildings | 518,548 | | 518,548 |
| | Investments | | 855,000 | 855,000 |
| | Plant & equipment | | 10,264 | 10,264 |
| | Security deposit | 500,304 | | 500,304 |
| | Total non-current assets | 65,018,852 | | 71,084,116 |
| Total assets | | 69,239,226 | | 75,318,616 |

| | | Note | CTGM Balance Sheet 6 October 03 | Adjustment for GML Takeover | Post Takeover CTGM Balance Sheet |
|---|---|---|---|---|---|
| Current liabilities | Trade creditors | | 533,766 | 3,000 | 536,766 |
| | Other payables | | 725,789 | | 725,789 |
| | Unsecured loans | | 245,946 | 348,701 | 594,647 |
| | Secured loans | | 7,490,514 | | 7,490,514 |
| | Lease liability | | 4,336 | | 4,336 |
| | Provisions | | 195,205 | | 195,205 |
| | Total current liabilities | | 9,195,556 | | 9,547,257 |
| Non-current liabilities | Lease liability | | 13,708 | | 13,708 |
| | Provisions | | 500,304 | | 500,304 |
| | Total non-current liabilities | | 514,012 | | 514,012 |
| Total liabilities | | | 9,709,568 | | 10,061,269 |
| Net Assets | | | 59,529,658 | | 65,257,347 |
| Add benefit from GML tax losses | | | | | 750,000 |
| **Valuation** | **$** | | **59,529,658** | | **66,007,347** |
| | **cents/share** | 2 | **16.85** | | **16.59** |
| **Shares on Issue** | | 1 | **353,328,228** | | **397,830,482** |

***Notes:***

1 The following table sets out the calculation of the post takeover CTGM valuation share price range:

| | CTGM valuation Range ($) | | |
|---|---|---|---|
| | High | Low | Most Likely |
| CTGM Future Operations | 79,400,000 | 48,100,000 | 64,000,000 |
| GML mineral tenements | 6,550,000 | 4,020,000 | 5,200,000 |
| GML investments | 0 | 0 | 0 |
| GML tax benefit | 930,000 | | 750,000 |
| Net other assets | (4,797,653) | (4,797,653) | (4,797,653) |
| **Total valuation** | 82,082,347 | 47,322,347 | 65,152,347 |
| **cents per share** | **20.63** | **11.90** | **16.38** |

2 The post takeover number of issued CTGM shares was calculated as follows:

| | |
|---|---|
| *CTGM shares on issue 25 September 2003* | 327,545,243 |
| Add: shares assumed issued to option holders | 25,782,985 |
| *shares issued to GML shareholders* | 74,177,850 |
| (reduce by shares held by GML) | (29,675,596) |
| **CTGM issued shares following takeover of GM** | **397,830,482** |

3 It is assumed that upon the completion of the takeover of GML the management of CTGM will elect to maintain this shareholding in GML, a wholly owned subsidiary. Other options available to CTGM include the disposal for cash or other assets or cancellation. By keeping this shareholding in GML, a wholly owned subsidiary, this holding is excluded from CTGM unit share valuation calculations.

**Issued Capital**

111,266,775 ordinary shares

**Information relating to Shareholders:**

As at 25 September 2003 Great Mines Limited (GML) had on issue 111,266,775 shares of which the top 20 shareholders held 90.45%. Details of the top five shareholdings as at that date are as follows:

| Shareholder | Shares | % of Total |
|---|---|---|
| James Joseph Lynch | 74,173,154 | 66.66% |
| John Francis Lynch | 8,863,636 | 7.97% |
| Underwriting & Mining Investment Corporation Pty Ltd | 5,472,465 | 4.92% |
| James Joseph Lynch | 4,499,500 | 4.04% |
| A.I.C. (Aust) Pty Ltd | 2,000,000 | 1.80% |

**Valuation of Great Mines Limited**

| | Notes | | Unaudited Draft **Balance Sheet** 30June 2003 $ | **Update Adjustment Estimates** $ | **Estimated Balance Sheet** 6 October 03 $ |
|---|---|---|---|---|---|
| **Current assets** | 1 | Cash | **10,848** | **(6,000)** | **4,848** |
| | | Receivables | **8,424** | | **8,424** |
| | | Inventories | **854** | | **854** |
| | | Total current assets | **20,126** | | **14,126** |
| **Non-current assets** | 2 | Listed shares | **5,586,028** | **0** | **5,586,028** |
| | 2 | Less: provision for diminution | **(1,585,429)** | **1,585,429** | **0** |
| | 3 | Unlisted shares at cost | **1,008,423** | | **0** |
| | 3 | Less: provision for diminution | **(551,521)** | **551,521** | **0** |
| | | Plant & equipment | **10,264** | | **10,264** |
| | 4 | Mining leases | | **5,200,000** | **5,200,000** |
| | | *Total non-current assets* | **4,467,765** | | **10,796,292** |
| **Total Assets** | | | **4,487,891** | | **10,810,418** |
| **Current liabilities** | | Accounts payable | **3,000** | | **3,000** |
| | | *Borrowings (CTM loan)* | **217,855** | | **217,855** |
| | | Total current liabilities | **220,855** | | **220,855** |
| **Non-current liabilities** | | Borrowings (UMIC P/L loan) | **130,846** | | **130,846** |
| | | Total non-current liabilities | **130,846** | | **130,846** |
| **Total liabilities** | | | **351,701** | | **351,701** |
| **Net assets** | | | **4,136,190** | | **10,458,717** |
| **Tax losses benefit** | **5** | Add to Net Assets | | | **750,000** |
| **Valuation** | | | **4,136,190** | | **11,208,717** |
| | 6 | **cents/share** | **3.72** | | **10.07** |
| **Shares on Issue** | | | **111,266,775** | | **111,266,775** |

**Notes**

1. The adjustment is an estimate of net cash expenditure for the period 30 June 2003 through 6 October 2003.

2. GML investments include a holding of 29,675,596 shares in CTGM. This holding was valued at 13.5 cents per share, the last sale price on the ASX on 30 June 2003, *in the Balance Sheet. The TWA current valuation of CTGM shares, summarised* in Schedule A to this report, arrives at a range of value for a CTGM share of from 12.4 cents to 21.2 cents with a Most Likely price projection of 16.9 cents. The above adjustment uses the 16.9 cents per share Most Likely valuation. The calculation of the valuation range of GML shares, including the effect of using the TWA range of CTGM share prices, is shown in Note 5.

**Notes (continued)**

3. Great Mines unlisted investments comprise a 91% equity in Charters Towers Mines Pty Ltd (CTM) and an 81.2% shareholding in Deeprock Mining Pty Ltd. CTM and Great Mines have joint venture agreements covering some mining titles in the Charters Towers district, TWA valuation estimates of which are included in Appendix 1 to this report - see Note 4 below. CTM also holds an investment of shares in CTGM. This shareholding was sold down from 3,274,181 shares as at 30 June 2003 to 1,705,806 shares as at 25 September 2003. Our valuation of the Great Mines investment in CTM is summarised in the following table:

| | Unaudited Draft Balance Sheet 30June 2003 | Update Adjustment Estimates | Estimated Balance Sheet 6 October 03 |
|---|---|---|---|
| Current assets: | $ | $ | $ |
| Cash & loans | 223,916 | 275215 | 499,131 |
| Mining leases | 140,275 | | 140,275 |
| Total | 364,191 | | 639,406 |
| Non-current assets | | | |
| Investment in CTGM shares | 442,014 | | 287,428 |
| Buildings, plant & equipment | 24,544 | | 24,544 |
| Total non-current assets | 466,558 | | 311,972 |
| **Total Assets** | 830,749 | | 951,378 |
| **Total Liabilities** | 12,167 | | 12,167 |
| **Net Assets** | **818,582** | | **939,211** |
| **Valuation GM 91% Interest in CTM** | | | **854,682** |

The above table calculates the Most Likely estimate of the valuation of the GML 91% investment in CTM. The valuation range for this investment will vary within the range of share prices used for the CTGM investment. The results of calculation of this range are shown in the Note 5. Table below.

The draft balance sheet of Deeprock Mining Pty Ltd indicates that this investment is of neglegible value, say +/- $5,000 and has been disregarded in this estimate.

4. This item represents the TWA valuation of the mining tenements held by Great Mines and its 91% subsidiary CTM. Appendix 1 sets out the calculation of this valuation range, namely, from $4.02 million to $6.55 million, Most Likely $5.2 million.

5. An estimate has been made of the GML tax losses (some $4.96 million) in the valuation of the CTGM Gold Production Plan. An independent opinion on the acceptance by the Tax Office of a future claim by CTGM applying for these losses was inconclusive. Cash Flow analysis suggests that the present value of any benefit could range from zero to $930,000, with a Most Likely value of $750,000.

6. The Great Mines share price calculated above is based on the Most Likely TWA valuation of the Great Mines/CTM mining tenements. Using the TWA valuation range values for these areas (Note 4 above), the estimated valuation range for a Great Great Mines share is as follows:

| | | Valuation Range ($) | | |
|---|---|---|---|---|
| | | Low | High | Most Likely |
| Mining Tenement Valuation | | 4,020,000 | 6,550,000 | 5,200,000 |
| Investment in CTGM shares | | 0 | 0 | 5,586,028 |
| Investment in CTM | | 0 | 0 | 0 |
| All other assets | | (327,311) | (327,311) | (327,311) |
| **Total valuation** | **$** | **3,692,689** | **6,222,689** | **10,458,717** |
| | **cents per share** | **3.32** | **5.59** | **9.40** |

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM PLEASE CONSULT YOUR BROKER OR FINANCIAL ADVISER IMMEDIATELY

**OFFER BY CHARTERS TOWERS GOLD MINES LIMITED (ABN 30 060 397 177) TO ACQUIRE ALL OF YOUR FULLY PAID SHARES IN GREAT MINES LIMITED (ACN 010 506 251) ("GREAT MINES")**

# ACCEPTANCE FORM

*NAME*
*ADDRESS*

| Number of Great Mines shares you hold | Certificate Number | Securities Sub-Register |
|---|---|---|
| | | |

☐ If any of the above details are incorrect, please mark this box, amend the details and initial the alterations.

You should read the Bidder's Statement, which accompanies this form. To accept the Offer contained in that document, complete the acceptance section of this form and return the form, together with the share certificate and any other required documents to Charters Towers Gold Mines Limited.

Your Great Mines shares are held in a certificated system. Please read section 1 overleaf and complete the acceptance section of this form.

## Acceptance and Signature(s)

I/We, the person(s) named above, being the holder of the Great Mines shares shown above, accept the Offer in respect of the number of my/our Great Mines Shares shown above and hereby agree to transfer to Charters Towers Gold Mines Limited those Great Mines shares for the share consideration specified in the Offer and described in section 2.3 of the Bidder's Statement and agree to be bound by the terms of the Offer. If this form is signed under Power of Attorney, the Attorney declares that he or she has no notice of revocation of that power.

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Director | Director/Company Secretary | Sole Director and Sole CompanySecretary |

Affix common seal here if required by your constitution

------------------------------------------------
Date

------------------------------------------------
Daytime telephone number (if convenient)

## HOW TO ACCEPT THE OFFER

**Your acceptance must be received by no later than 5pm Australian Eastern Standard Time on 5 December 2003 (unless the Offer is extended).**

### ***Instructions***

**Sign and date the form on the reverse side.**

**Please note:**

(a) **Joint Holders**
*All joint holders must sign this form.*

(b) **Corporations**
This form must be signed by the authorised officer of the corporation and sealed (if required by, and in accordance with the corporation's constitution), or a duly appointed attorney.

(c) **Power of Attorney and Deceased Estates**
If this form is signed under Power of Attorney, by the executors of a deceased estate, or by the administrators, then the relevant power of attorney, probate or letters of administration (as appropriate) Together with any documents required by law must be attached.

**Shareholders should mail or deliver their completed form to:**

**Charters Towers Gold Mines Limited**
**Suite 5a**
**19 Lang Parade**
**Milton Queensland 4064**

**or**

**Charters Towers Gold Mines Limited**
**PO Box 1909**
**Milton Queensland 4064**

Please ensure that the acceptance form, share certificate and all necessary documents are included.

If your share certificate has been lost or destroyed, a Statutory Declaration will need to be provided. Please contact CTGM and a Statutory Declaration form will be forwarded to you.

**NB: THE CLOSING DATE FOR ACCEPTANCE IS 5 DECEMBER 2003**

A reply paid envelope has been enclosed for shareholders with Australian addresses.

Overseas shareholders are urged to return their completed form by airmail.

**If you have any queries concerning your shareholding or need help completing this form, please contact Great Mines Limited on 07 4787 2500 (Australia) or if calling from overseas 61 7 4787 2500.**

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

CHARTERS TOWERS GOLD

RECEIVED
2004 JUN 15 P 3:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## *FOR IMMEDIATE RELEASE*

**20 October 2003**

## RELEASE OF BIDDER'S STATEMENT

The Bidder's Statement by Charters Towers Gold Mines Limited (CTGM) for Great Mines Limited (GM) was lodged today with the ASIC and ASX.

The offer is two (2) shares in CTGM for every three (3) GM shares on issue and is open until 5 pm, (Brisbane time) 5 December 2003.

The Bidder's Statement will now be delivered to GM.

CTGM expects the Bidder's Statement to be forwarded to all GM shareholders by next week. The takeover of GM will be subject to approval by CTGM's shareholders.

*Roslynn Shand*
*Company Secretary*
*Charters Towers Gold Mines Limited ACN 060 397 177*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au* *web:* ***www.ctgold.com.au***

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 1,757,336 (One million seven hundred and fifty seven thousand three hundred and thirty six) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 8 cents exercise of options |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29 September 2003 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 329,302,579 | Ordinary fully paid Shares |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 7,455,649 options | Options expiring 9 December 2003 |
| 1,070,000 options | Options expiring 17 March 2004 |
| 2,500,000 options | Options expiring 30 May 2004 |
| 13 million options | Options expiring 1 January 2005 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

NOT APPLICABLE

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

## All entities

**Fees**

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 2 October 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

# Directors' Report

Your directors present their report together with the financial report of Charters Towers Gold Mines Limited and the consolidated financial report of the consolidated entity for the year ended 30th June, 2003 and the auditor's report therein.

**Directors**
The following persons were directors of Charters Towers Gold Mines Limited during the whole of the financial year and up to the date of this report: **J J Foley**, **M J Lynch** and **G J Barns**.

**Principal Activities**
During the year the principal continuing activities of the consolidated entity consisted of exploration and development of the Charters Towers goldfield.

There has been no significant change in the nature of these activities during the year.

**Dividends – Charters Towers Gold Mines Limited**
No amount has been paid or declared by way of dividend by the Company during the year. The directors do not recommend a dividend at this time.

**Review of Operations**
A review of the consolidated entity's operations during the year and the result of these operations are disclosed elsewhere in the Annual Report.

**Significant Changes in the State of Affairs**
Significant changes in the state of affairs of the consolidated entity during the financial year were as follows:

(a) Issue of ordinary shares in the Company as a result of:
- Options exercised @ 6 cents..........................98,282
- Placement of ordinary shares @ 8 cents.........500,000
- Placement of ordinary shares @ 8 cents... 10,407,235
- Share Purchase Plan @ 7.5 cents............25,454,700 & 1,522,624
- Placement of ordinary shares @ 8 cents.........500,000
- Exercise of Options @ 8 cents........................448,750
- Placement of ordinary shares @ 10 cents ....2,800,000
- Exercise of Options @ 8 cents........................45,000

(b) A decrease in ordinary fully paid shares in the Company as a result of:
- Share Buy Back and cancellation ............ 61,810,271

(c) Net cash received was used to retire debt and continue the exploration and development activities of the Company.



See Note 15 to the Financial Statements.

**Post Balance Date Events**
Details of Post Balance Date Events are disclosed in Note 19 to the Financial Statements.

**Likely Developments and Expected Results of Operations**
Likely developments in the operations of the consolidated entity are:

(a) the expansion of exploration activity aimed at increasing resources and reserves, and
(b) a resumption in mining activity based on the results of the exploration activity.

Additional comments on expected results are included in the review of operations.

**Information on Directors**

| Director | Experience | Special Responsibilities | Particulars of Directors' Interests in ordinary shares of Charters Towers Gold Mines Limited |
|---|---|---|---|
| J J Foley BD,LLB,BL (Dub) | Non-executive Chairman 9 years, Deputy Chairman 6 months; Director of the Australian Gold Council; Barrister. | Non-executive Chairman of Audit and Finance, Remuneration and Health, Safety & Environment committees. | Refer Note 20(v) to the Financial Statements |
| M J Lynch | Managing Director for 9.5 years. Former director of several companies involved in the mining industry. Director of the Queensland Mining Council. | Managing Director Member of Health, Safety & Environment committee. | Refer Note 20(v) to the Financial Statements |
| G J Barns | Non-executive Director from 21 January 2002; former CEO of the Australian Gold Council. | Non-executive member of Audit and Finance, Remuneration and Health, Safety & Environment committees. | Refer Note 20(v) to the Financial Statements |

**Meetings of Directors**

The numbers of meetings of the Company's board of directors and of each board committee held during the year ended 30 June 2003, and the number of meetings attended by each director were:

| | Full Meeting of Directors | Audit & Finance | Health, Safety & Environment | Remuneration |
|---|---|---|---|---|
| **No. of meetings held:** | 9 | 2 | ** | 1 |
| **No. of meetings attended by:** | | | | |
| **J J Foley** | 9 | 2 | ** | 1 |
| **M J Lynch** | 9 | * | ** | * |
| **G J Barns** | 9 | 2 | ** | 1 |

*Not a member of the relevant committee

**Health, Safety and Environment issues are discussed and mine reports considered by Directors at each Board meeting.

**Directors' and Executives Emoluments**

The remuneration committee, consisting of two non-executive directors, was formed to advise the Board on remuneration policies and practices generally, and make specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance against goals set at the start of the year, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation, retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations.

Remuneration and terms of employment for the Managing Director are formalized in a service agreement.

The Board, within the maximum amount approved by the shareholders from time to time, determines remuneration of non-executive directors. Non-executive directors are also entitled to statutory superannuation.

The Board undertakes an annual review of its performance and the performance of the Board committees against goals set at the start of the year.

Details of the nature and amount of each element of the emoluments of each director of Charters Towers Gold Mines Limited and each of the 5 officers of the company and consolidated entity receiving the highest emoluments are set out in the following tables.

Non-executive Directors of Charters Towers Gold Mines Ltd

| Name | Directors' Annual Fee ($) | Superannuation ($) | Total ($) |
|---|---|---|---|
| J J Foley (Chairman) | 35,000 | 3150 | 38,150 |
| G J Barns | 30,000 | 2700 | 32,700 |

Executive Director and other Officers of Charters Towers Gold Mines Ltd

| Name | Annual Fee ($) | Superannuation ($) | Total ($) |
|---|---|---|---|
| M J Lynch (Managing Director) | 191,711 | 16,380 | 208,091 |
| J F Lynch (Site Senior Executive) | 112,158 | 9450 | 121,608 |
| R J Shand (Company Secretary) | 86,992 | 7650 | 94,642 |

**Indemnification**

The Company has not, save as is enshrined in the Company's constitution, during or since the end of the financial year, in respect of any person who is or has been an officer or auditor of the Company or any related body corporate:

(a) indemnified or made any relevant agreement for indemnifying against a liability, including costs and expenses in successfully defending legal proceedings; or

(b) paid or agreed to pay a premium in respect of a contract insuring against a liability from the costs or expenses to defend legal proceedings.

**Environmental Regulations**

The consolidated entity is subject to significant environmental regulation in respect to its exploration and mining activities in gold.

The organization has developed criteria to determine areas of 'particular' or 'significant' importance, with regard to environmental performance. These are graded 1 to 4 in terms of priority.

| | |
|---|---|
| Level 1 incident | major non-compliance with regulatory requirements resulting in potential political outcry and significant environmental damage of both a long and short term nature. |
| Level 2 incident | significant non-compliance resulting in regulatory action, however, environmental damage is only of a short term nature. |
| Level 3 incident | minor non-compliance – no fine is imposed, however, regulatory authority is notified. |
| Level 4 incident | non-compliance with internal policies and procedures. The incident is contained on site. |

In the last year the following incidents have occurred.

| | **Level 1** | **Level 2** | **Level 3** | **Level 4** |
|---|---|---|---|---|
| **Incidents** | - | - | - | - |

The Company has a comprehensive internal reporting and monitoring system with regard to environmental management on the site.
The Company employs an environmental assistant to monitor all water quality, noise and air quality issues as well as liaise with the community on activities that may impact on the local area.

This report is made in accordance with a resolution of the directors.

J J Foley
Chairman
29 September 2003

M J Lynch
Managing Director
29 September 2003

## Corporate Governance

The directors' overriding objective is to increase shareholder value within an appropriate framework which protects the rights and enhances the interests of shareholders and ensures the company and its controlled entities (the consolidated entity) are properly managed. The function of the Board of Directors is clearly defined in the Company's Statement of Corporate Governance Principles and includes responsibility for:

- approval of corporate strategies and the annual budget
- monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company's auditors
- appointment and assessment of the performance of the Managing Director
- monitoring managerial performance, and
- ensuring the significant risks facing the Company and its controlled entities have been identified and appropriate and adequate control, monitoring and reporting mechanisms are in place.

The directors are committed to the principles underpinning best practice in corporate governance. This is supported by an organization-wide commitment to the highest standards of legislative compliance and ethical behaviour.

A description of the Company's main corporate governance practices is set out below. All these practices, unless otherwise stated, were in place for the entire year.

**The Board of Directors**

The Board operates in accordance with the broad principles set out in its Constitution:

- The Board is comprised of executive and non-executive directors with a majority of non-executive directors, including the Chairman. At the date of signing the directors' report the Board consisted of two non-executive directors and one executive director, Mr M J Lynch. Details of the directors are set out in the directors' report under the heading "Information on Directors".
- The Chairman should be a non-executive director unless, as a result of issues facing the consolidated entity, a two-thirds majority of the directors determine the Chairman shall be an executive director. Such an appointment will be subject to a defined term.
- Each director brings relevant complementary skills and experience to the Board.
- The Board has established a number of committees to assist the execution of its duties and to allow detailed consideration of complex issues. Current committees of the Board include the audit & finance and remuneration committees (consisting entirely of non-executive directors) and the health, safety and environment committee (consisting of one executive and two non-executive directors). Each committee has its own autonomy with authority delegated to it by the Board and the manner in which the committee is to operate. Special purpose committees are established when warranted, however to date all situations requiring special purpose committees have been handled by the full Board. All matters determined by committees are submitted to the full Board for ratification.
- The Board annually reviews its performance of the Board committees against goals set at the start of the year. Such reviews entail a vigorous and frank discussion outside the normal program of Board meetings. Outcomes of the reviews will be documented together with the goals set for the coming year.

The Company's Constitution specifies that all directors (with the exception of the Managing Director) must, by rotation, retire from office at each Annual General Meeting (AGM) such that at least one director stands for election at each AGM. Where eligible, a director may stand for re-election subject to the following limitations:

- At least one director must retire by rotation and may stand for re-election.

Entities connected with Mr J J Foley and Mr M J Lynch had business dealings with entities in the consolidated entity during the year, as described in note 20 to the financial statements. The directors concerned declared their interests in those dealings to the company and took no part in decisions relating to them.

**Chairman**

The Chairman of the Board is a non-executive director who is elected by the full Board.

**Executive Director**

The individual performance of the executive director is reviewed by the full Board on an annual basis.

**Non-executive Directors**

The individual performance of non-executive directors is reviewed by the Chairman on an annual basis.

All non-executive directors are regarded as independent. The company defines "independent" as independent of the executive management and of business or other relationships that could otherwise detract from a director's ability to act impartially in the Company's best interests.

**Independent Professional Advice**

Directors and Board committees have the right, in connection with their duties and responsibilities, to seek independent professional advice at the Company's expense. Prior consent by the full Board is required, but this will not be unreasonably withheld.

**Remuneration Committee**

The remuneration committee consists of the following non-executive directors: J J Foley (Chairman) and G J Barns.

The remuneration committee advises the Board on remuneration policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors.

Executive remuneration and other terms of employment are reviewed annually by the committee having regard to performance, relevant comparative information and independent expert advice. As well as a base salary, remuneration packages include superannuation and retirement and termination entitlements.

Remuneration packages are set at levels that are intended to attract and retain executives capable of managing the consolidated entity's operations. Remuneration and other terms of employment for the Managing Director are formalized in service agreements. Remuneration of non-executive directors is determined by the Board within the maximum amount approved by the shareholders from time to time as set out in the Company's Constitution. Non-executive directors are also entitled to retirement benefits in accordance with statutory superannuation guarantee requirements.

Further information on directors' and executives' remuneration is set out in the directors' report and note 20 to the financial statements.

**Audit & Finance Committee**
The audit & finance committee consists of the following non-executive directors: J J Foley (Chairman) and G J Barns.

The main responsibilities of the audit & finance committee are to:

- Review and report to the Board on the annual report, the annual and half-year financial reports and all other financial information published by the company or released to the market
- Assist the Board in reviewing the effectiveness of the organisation's internal control environment covering:
  - Effectiveness and efficiency of operations
  - Reliability of financial reporting
  - Compliance with applicable laws and regulations
- Determine the scope of the internal control checks and ensure they are coordinated with the external auditors.
- Recommend to the Board the appointment, removal and remuneration of the external auditors, review the terms of their engagement, and the scope and quality of the audit.

In fulfilling its responsibilities, the audit & finance committee receives regular reports from management and the external auditors. It also meets with the external auditor. The external auditors have a clear line of direct communication at any time to either the Chairman of the audit and finance committee or the Chairman of the Board.

The audit & finance committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

**Health, Safety and Environment Committee**
The Health, Safety & Environment committee consists of the following executive and non-executive directors: J J Foley (Chairman), G J Barns and M J Lynch.

The consolidated entity recognizes the importance of environmental and occupational health and safety (OH&S) issues and is committed to the highest levels of performance. To help meet this objective an Environmental, Health and Safety Management System (EHSMS) is a tool that allows the systematic identification of environmental and OH&S issues and ensures they are managed in a structured manner.

Through the EHSMS, the consolidated entity aims to:

- Comply with all relevant legislation
- Continually assess and improve the impact of its operations on the environment
- Encourage employees to actively participate in the management of environmental and OH&S issues, and
- Use energy and other resources efficiently

Information on compliance with significant environmental regulations is set out in the directors' report.

**Ethical Standards**
Unethical conduct will not be tolerated. The code of Ethical Business Standards (the Code) as adopted by the Board sets out ethical standards expected of all directors and employees. The Code covers:

- Professional conduct
- Compliance with laws and regulations
- Trading in company securities
- Customer relations
- Supplier relations
- Other employees
- The environment
- Conflicts of interest

The Code is reviewed and updated as necessary to ensure it reflects the highest standards of integrity and professionalism.

**Shareholders**
Shareholders are informed of the activities of the Company through annual and quarterly reports and are encouraged to attend the general meeting. The Company also maintains and detailed and informative website (www.ctgold.com.au). Shareholders are invited to advise the Company of their email addresses and we email announcements to shareholders once they have been released to the ASX.

# Statements of financial performance

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**

***For the year ended 30 June 2003***

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **Revenue from ordinary activities** | 2 | **48,075** | **2,605,874** | **1,776,573** | **529,519** |
| **Total revenue from ordinary activities** | 2 | **48,075** | **2,605,874** | **1,776,573** | **529,519** |
| Expenses from ordinary activities excluding borrowing costs | 3 | (3,061,621) | (6,923,911) | (2,986,605) | (5,119,554) |
| Borrowing costs expense | | (670,760) | (379,216) | (670,760) | (377,085) |
| **Loss from ordinary activities before related income tax expense** | | **(3,684,306)** | **(4,697,253)** | **(1,880,792)** | **(4,967,120)** |
| Income tax (expense)/benefit relating to ordinary activities | 5(a) | **0** | **0** | **0** | **0** |
| **Loss from ordinary activities after related income tax expense** | | **(3,684,306)** | **(4,697,253)** | **(1,880,792)** | **(4,967,120)** |
| **Net loss attributable to members of the parent entity** | | **(3,684,306)** | **(4,697,253)** | **(1,880,792)** | **(4,967,120)** |
| Net increase in asset revaluation reserve | 16 | **0** | **2,326,215** | **0** | **6,446,785** |
| **Total revenues, expenses and valuation adjustments attributable to members of the parent entity and recognised directly in equity** | | **0** | **2,326,215** | **0** | **6,446,785** |
| **Total changes in equity from non-owner related transactions attributable to the members of the parent entity** | | **(3,684,306)** | **(2,371,038)** | **(1,880,792)** | **1,479,665** |
| Basic earnings per share | 6 | **(1.2 Cents)** | **(1.4 Cents)** | | |
| Diluted earnings per share | 6 | **(1.1 Cents)** | **(1.4 Cents)** | | |

The accompanying notes form part of these financial statements.

# Statements of financial position

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
**As at 30 June 2003**

| | | Note | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|---|
| **Current assets** | Cash assets | 7 | 554,247 | 1,202,188 | 552,968 | 0 |
| | Receivables | 8 | 12,410 | 383,223 | 1,266,410 | 179,723 |
| | Inventories | 9 | 431,078 | 431,078 | 431,078 | 431,078 |
| | Total current assets | | 997,735 | 2,016,489 | 2,250,456 | 610,801 |
| **Non-current assets** | Property, plant and equipment | 10 | 49,499,255 | 48,924,285 | 49,238,860 | 48,919,286 |
| | Other | 11 | 500,304 | 500,304 | 500,304 | 500,304 |
| | Total non-current assets | | 49,999,559 | 49,424,589 | 49,739,164 | 49,419,590 |
| **Total assets** | | | 50,997,294 | 51,441,078 | 51,989,620 | 50,030,391 |
| **Current liabilities** | Payables | 12 | 1,259,557 | 1,228,806 | 1,079,663 | 780,807 |
| | Interest-bearing liabilities | 13 | 7,740,795 | 5,314,763 | 7,740,795 | 5,316,202 |
| | Current tax liabilities | | 0 | 128,937 | 0 | 6,107 |
| | Provisions | 14 | 195,205 | 76,505 | 195,205 | 76,505 |
| | Total current liabilities | | 9,195,557 | 6,749,011 | 9,015,663 | 6,179,621 |
| **Non-current liabilities** | Payables | 12 | 0 | 0 | 210,003 | 0 |
| | Interest-bearing liabilities | 13 | 13,708 | 0 | 13,708 | 0 |
| | Provisions | 14 | 500,304 | 500,304 | 500,304 | 500,304 |
| | Total non-current liabilities | | 514,012 | 500,304 | 724,015 | 500,304 |
| **Total liabilities** | | | 9,709,569 | 7,249,315 | 9,739,678 | 6,679,925 |
| **Net assets** | | | 41,287,725 | 44,191,763 | 42,249,942 | 43,350,466 |
| **Equity** | Contributed equity | 15 | 55,052,965 | 54,272,697 | 55,052,965 | 54,272,697 |
| | Asset revaluation reserve | 16 | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| | Capital profits reserve | 16 | 571,430 | 571,430 | 0 | 0 |
| | Accumulated losses | 17 | (26,361,494) | (22,677,188) | (24,827,847) | (22,947,055) |
| **Total Equity** | | | 41,287,725 | 44,191,763 | 42,249,942 | 43,350,466 |

The accompanying notes form part of these financial statements.

# Statements of cash flows

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**

*For the year ended 30 June 2003*

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **Cash flows from operating activities** | | | | |
| GST refunded by ATO | 87,121 | 0 | 87,121 | 0 |
| Brilliant Gold Reef Project exploration fees | 203,500 | 2,350,000 | 0 | 0 |
| Other cash receipts | 41,343 | 294,722 | 41,343 | 528,256 |
| Cash receipts in the course of operations | 331,964 | 2,644,722 | 128,464 | 528,256 |
| Other payments to suppliers and employees | (2,031,076) | (2,404,405) | (1,010,082) | (1,488,600) |
| GST paid to ATO | (147,667) | (100,338) | (17,033) | (100,338) |
| Cash payments in the course of operations | (2,178,743) | (2,504,743) | (1,027,115) | (1,588,938) |
| Interest received | 6,732 | 10,038 | 5,230 | 10,038 |
| Borrowing costs paid | (575,876) | (335,734) | (575,876) | (335,734) |
| **Net cash used in operating activities** | (2,415,923) | (185,717) | (1,469,297) | (1,386,378) |
| **Cash flows from investing activities** | | | | |
| Payments for property, plant and equipment | (38,336) | (30,740) | (38,336) | (33,706) |
| Payments for other assets | 0 | 0 | 0 | 0 |
| Payments for: | | | | |
| Exploration, evaluation and development expenditure | (1,395,001) | (648,384) | (1,139,279) | (648,384) |
| Loans to other entities | 0 | (35,000) | 0 | (35,000) |
| **Net cash (used in) / provided by investing activities** | (1,433,337) | (714,124) | (1,177,615) | (717,090) |
| **Cash flows from financing activities** | | | | |
| Proceeds from issues of shares | 3,865,136 | 4,290,713 | 3,865,136 | 4,290,713 |
| Proceeds of borrowings | 0 | 443,689 | 0 | 443,689 |
| Cash repayment of borrowings | (663,817) | (25,000) | (663,817) | (25,000) |
| Share buy back | 0 | (2,807,589) | 0 | (2,807,589) |
| **Net cash provided by financing activities** | 3,201,319 | 1,901,813 | 3,201,319 | 1,901,813 |
| Net (decrease)/increase in cash held | (647,941) | 1,001,972 | 554,407 | (201,655) |
| **Cash at the beginning of the financial year** | 1,202,188 | 200,216 | (1,439) | 200,216 |
| **Cash at the end of the financial year** | 554,247 | 1,202,188 | 552,968 | (1,439) |

The accompanying notes form part of these financial statements.

# Notes to the statements of cash flows

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**

***For the year ended 30 June 2003***

**(i) Reconciliation of cash**

For the purpose of the Statements of Cash Flows cash includes Cash at bank, Cash on Deposit and any cash balances held by third parties.

Cash at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Balance Sheets as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| Cash | 554,247 | 1,202,188 | 552,968 | 0 |
| Current interest bearing liabilities | 0 | 0 | 0 | (1,439) |
| | 554,247 | 1,202,188 | 552,968 | (1,439) |

**(ii) Reconciliation of net cash (used in)/provided by operating activities to net (loss)/profit**

| | Consolidated 2003 | Consolidated 2002 | The Company 2003 | The Company 2002 |
|---|---|---|---|---|
| Net loss for year | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Non-cash items | | | | |
| *Depreciation and amortisation* | 876,412 | 2,188,008 | 876,086 | 2,187,974 |
| Expenses settled by non-cash consideration | 63,000 | 218,945 | 63,000 | 218,945 |
| Bad debts written off | 35,000 | 0 | 35,000 | 0 |
| *Increase in operating provisions* | 61,346 | 12,195 | 61,346 | 12,195 |
| (Decrease)/Increase in operating creditors | (103,188) | 655,009 | 497,750 | 84,180 |
| Diminution in value of investments | 0 | 1,771,431 | 0 | 10,000 |
| Write down of balance with subsidiary company | 0 | 0 | 0 | 1,198,000 |
| Decrease/(increase) in operating receivables | 335,813 | (334,052) | (1,121,687) | (130,552) |
| Net cash (used in)/provided by operating activities | (2,415,923) | (185,717) | (1,469,297) | (1,386,378) |

**(iii) Financing Facilities**

| | Consolidated 2003 | Consolidated 2002 | The Company 2003 | The Company 2002 |
|---|---|---|---|---|
| The total facilities available are: | 7,490,513 | 5,000,000 | 7,490,513 | 5,000,000 |
| Facilities utilised at balance date: | 7,490,513 | 5,000,000 | 7,490,513 | 5,000,000 |
| Facilities not utilised at balance date: | 0 | 0 | 0 | 0 |

# Notes to the financial statements

CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES
*For the year ended 30 June 2003*

**1 STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES**

The significant policies which have been adopted in the preparation of this financial report are:

**(a) Basis of preparation**

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and except where stated, does not take into account changing money values or fair values of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

**(b) Principles of consolidation**

**Controlled entities**

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and results of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

**Transactions eliminated on consolidation**

Unrealised gains and losses and inter-entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

**(c) Revenue recognition**

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax (GST). Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenue. Revenue is recognised when control of the goods or service passes to the customer. The exploration fees derived from the Brilliant Gold Reef Project are recognised when the participant has paid for the unit in full.

**Interest revenue**

Interest revenue is recognised as it accrues.

**Sale of non-current assets**

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Any related balance in the asset revaluation reserve is transferred to the capital profits reserve on disposal.

**(d) Goods and services tax**

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Taxation Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as an item of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

**(e) Borrowing costs**

Borrowing costs include interest and costs that are directly attributable to the borrowing.

**(f) Taxation - Note 5**

The consolidated entity adopts the liability method of tax effect accounting.

Deferred tax assets relating to tax losses are only brought to account when their realisation is virtually certain. The tax effect of capital losses is not recorded unless future realisation of the loss is virtually certain.

**(g) Acquisition of assets**

All assets acquired including property, plant and equipment and intangibles are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Costs incurred on assets subsequent to initial acquisition are capitalised when it is probable that future economic benefits in excess of the originally assessed performance of the asset will flow to the consolidated entity in future years. Costs that do not meet the criteria for capitalisation are expensed as incurred.

**(h) Valuation of non-current assets**

Plant and equipment previously carried at cost less accumulated depreciation is carried at fair value as at 30 June 2003 less accumulated depreciation.

**(i) Inventories - Note 9**

Inventories are valued using the weighted average basis and are carried at the lower of cost and net realisable value.

**(j) Investments - Notes 11 and 21**

**Controlled entities**

All controlled entities in which the Company has an investment are fully owned. These investments are eliminated in the financial statements on consolidation.

**(k) Exploration, evaluation and development expenditure - Note 10**

This represents exploration, evaluation and development costs incurred in active areas of interest for which it has been established, to the satisfaction of the directors, that either economically recoverable reserves exist sufficient to fully recoup the carried forward costs, or where a reasonable assessment of the existence or otherwise of economically recoverable reserves cannot yet be made. The costs comprise direct exploration and evaluation costs and an appropriate portion of directly related overhead expenses. They do not include general overheads or administrative expenses not directly related to areas of interest.

Exploration, evaluation and development expenditure which does not meet the above criteria is written off as incurred.

Mining interests are amortised in accordance with the policy stated in (m) below.

**(l) Recoverable amount of non-current assets valued on cost basis**

The carrying amounts of non-current assets valued on the cost or fair value basis, other than exploration and evaluation expenditure carried forward (refer Note 1(k)), are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non-current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write-down is recognised as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non-current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

**(m) Depreciation and amortisation**

**Useful lives**

All assets are depreciated/amortised using the straight line method over their estimated useful lives, with the exception of carried forward exploration, evaluation and development costs which are amortised on a units of production basis over the life of the economically recoverable reserves. Amortisation is not charged on costs carried forward in respect of areas of interest in the development phase until commercial production commences.

Assets are depreciated or amortised from the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and held ready for use.

Depreciation and amortisation rates and methods are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods only. Depreciation and amortisation are expensed, except to the extent that they are included in the carrying amount of another asset as an allocation of production overheads.

The depreciation/amortisation rates used for each class of asset are as follows:

| | 2003 | 2002 |
|---|---|---|
| Plant and equipment | 13-20% | 13-20% |
| Computer equipment | 27-40% | 27-40% |
| Motor vehicles | 20% | 20% |

**(n) Payables**

Liabilities are recognised for amounts to be paid in the future for goods or services received.

***(o) Employee entitlements - Note 14***

**Wages, salaries and annual leave**

The provisions for employee entitlements to annual leave represent present obligations resulting from employees' services provided up to the balance date, calculated including related on-costs.

**Superannuation plan**

The Company and other controlled entities contribute to several defined contribution superannuation plans. Contributions are charged against income as they are made.

**(p) Provisions**

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligations.

If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, except where noted below.

**(q) Restoration**

Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the need is identified.

Provisions are made for mine site rehabilitation and restoration on an incremental basis during the course of mine life (which includes the mine closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

Significant uncertainty exists as to the amount of restoration obligations which will be incurred due to the following factors:

- uncertainty as to the remaining life of existing operating sites

- the impact of changes in environmental legislation.

# Notes to the financial statements

CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES
*For the year ended 30 June 2003*

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **2 Revenue from ordinary activities** | | | | |
| Exploration fees from the Brilliant Gold Reef Project | 0 | 2,540,000 | 0 | 0 |
| Brilliant Gold Reef Project expenses reimbursed | 0 | 0 | 1,730,000 | 468,534 |
| Short term equipment hire | 35,120 | 38,863 | 35,120 | 38,863 |
| Interest received | 6,732 | 10,038 | 5,230 | 5,149 |
| Gross proceeds from sale of non-current assets | 0 | 0 | 0 | 0 |
| Insurance proceeds received | 0 | 16,973 | 0 | 16,973 |
| Grants Received | 6,223 | 0 | 6,223 | 0 |
| **Total revenue from ordinary operating activities** | **48,075** | **2,605,874** | **1,776,573** | **529,519** |

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **3 Loss from ordinary activities before income tax expense has been arrived at after charging the following items:** | | | | |
| Depreciation and amortisation of non-current assets | 876,412 | 2,188,008 | 876,086 | 2,187,974 |
| Commissions paid | 0 | 343,852 | 0 | 0 |
| Consultancy Fees | 0 | 533,587 | 0 | 533,587 |
| Contractors | 22,325 | 413,327 | 22,325 | 413,327 |
| Staff Costs | 820,974 | 413,836 | 820,974 | 413,836 |
| Mineral tenement charges | 196,261 | 155,378 | 196,261 | 155,378 |
| Net (gain)/loss on sale of non-current investments | 0 | 0 | 0 | 0 |
| Net loss on write down of non-current investments | 0 | 1,771,431 | 0 | 10,000 |
| Write off of intercompany balance | 0 | 0 | 0 | 1,198,000 |
| Bad debts written off | 35,000 | 0 | 35,000 | 0 |
| Other expenses from ordinary activities | 1,110,649 | 1,104,492 | 1,035,959 | 207,452 |
| Total expenses from ordinary activities excluding borrowing costs | 3,061,621 | 6,923,911 | 2,986,605 | 5,119,554 |

# Notes to the financial statements

CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES

*For the year ended 30 June 2003*

| | | Consolidated | | The Company | |
|---|---|---|---|---|---|
| | | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| 4 | **Auditors' remuneration** | | | | |
| | Audit services: | | | | |
| | Auditors of the Company - Court & Co | 15,037 | 14,231 | 15,037 | 14,231 |
| | Other services: | | | | |
| | Auditors of the Company - Court & Co | 3,900 | 1,872 | 3,900 | 1,872 |
| 5 | **Taxation** | | | | |
| (a) | **Income tax expense** | | | | |
| | Prima facie income tax benefit calculated at 30% (2002: 30%) on the (loss)/profit from ordinary activities | (1,105,292) | (1,409,176) | (564,238) | (1,490,136) |
| | Decrease / (Increase) in income tax benefit due to : | | | | |
| | (I) Temporary timing differences | (471,108) | 586,179 | (394,490) | 417,149 |
| | (II) Permanent timing differences | 675 | 3,116 | 774 | 3,116 |
| | Deferred income tax asset not recognised | 1,575,725 | 819,882 | 957,954 | 1,069,871 |
| | **Income tax attributable to net loss for year** | 0 | 0 | 0 | 0 |

(b) At 30 June 2003 consolidated deferred tax assets of $10,918,367 ($9,662,179 at 30 June 2002) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2002 30%) have not been recognised as an asset.

At 30 June 2003 the company had deferred tax assets of $10,300,597 ($9,912,168 at 30 June 2002) arising from carried forward income tax losses calculated at a tax rate of 30% (30 June 2002 30%) which have not been recognised as an asset.

The benefit of these losses will only be obtained if:

(i) the company and / or the economic entity derive future assessable income is derived of a nature and of an amount sufficient to enable the benefit from the deduction for the losses to be realised;

(ii) the company and / or the economic entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii) future changes in tax legislation do not adversely impact on the utilisation of the carried forward tax losses.

At 30 June 2003 and 30 June 2002 the entity had a nil balance on the franking credit account.

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
***For the year ended 30 June 2003***

| | | Consolidated 2003 No. | Consolidated 2002 No. |
|---|---|---|---|
| 6 | **Earnings per share** | | |
| | Weighted average number of ordinary shares used in the calculation of basic earnings per share | 316,800,625 | 335,976,979 |
| | Options on issue at 30 June 2003 treared as potential ordinary shares | 26,213,485 | |
| | Weighted average number of potential ordinary shares used in the calculation of diluted earnings per share | 343,014,110 | 335,976,979 |
| | *Adjusted net loss used in calculating basic and diluted earings per share* | $3,684,306 | $4,967,120 |

Further details of these securities are contained in Note 15.

Since 30 June 2003 a total of 1,000,500 ordinary shares of the company have been subscribed for by the exercise of options. A further 9,531,444 shares have been issued pursuant to the June 2003 share purchase plan.

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| 7 | **Cash assets** | | | | |
| | Cash | 554,247 | 1,202,188 | 552,968 | 0 |
| | | 554,247 | 1,202,188 | 552,968 | 0 |
| 8 | **Receivables** | | | | |
| | **Current** | | | | |
| | Trade debtors | 0 | 203,500 | 1,254,000 | 0 |
| | Loans receivable | 0 | 35,000 | 0 | 35,000 |
| | Security bonds | 10,100 | 13,250 | 10,100 | 13,250 |
| | Prepayments | 2,310 | 131,473 | 2,310 | 131,473 |
| | | 12,410 | 383,223 | 1,266,410 | 179,723 |
| 9 | **Inventories** | | | | |
| | **Current** | | | | |
| | Spare parts and stores - at cost | 431,078 | 431,078 | 431,078 | 431,078 |

# Notes to the financial statements

*CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES*

*For the year ended 30 June 2003*

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **10 PROPERTY, PLANT and EQUIPMENT** | | | | |
| **Exploration, Evaluation and Development expenditure** | | | | |
| Costs carried forward in respect of areas of interest | 29,611,092 | 28,704,848 | 29,611,092 | 28,704,848 |
| Costs incurred in period | 1,395,001 | 3,924,673 | 1,139,279 | 3,924,673 |
| Costs written off during period | 0 | (3,018,429) | 0 | (3,018,429) |
| | 31,006,093 | 29,611,092 | 30,750,371 | 29,611,092 |
| Less: Accumulated amortisation | (1,142,988) | (1,142,988) | (1,142,988) | (1,142,988) |
| Total exploration, evaluation and development expenditure | 29,863,105 | 28,468,104 | 29,607,383 | 28,468,104 |

The ultimate recoupment of costs carried forward for exploration and evaluation expenditure is dependent on the successful development and commercial exploitation or sale of the respective areas.

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **Mining Tenements - at independent valuation** | | | | |
| Independent valuation brought forward | 12,644,625 | 11,075,559 | 12,644,625 | 11,075,559 |
| Cost of tenements acquired during the year | 0 | 1,356,250 | 0 | 1,356,250 |
| | 12,644,625 | 12,431,809 | 12,644,625 | 12,431,809 |
| *Net revaluation increment* | *0* | *212,816* | *0* | *212,816* |
| Less: Accumulated amortisation | 0 | 0 | 0 | 0 |
| Total mining tenements | 12,644,625 | 12,644,625 | 12,644,625 | 12,644,625 |
| **Freehold Land and Buildings - at directors' valuation** | | | | |
| Carrying amount at beginning of year | 518,548 | 151,048 | 518,548 | 151,048 |
| Acquired in year | 0 | 367,500 | 0 | 367,500 |
| Carrying amount at end of year | 518,548 | 518,548 | 518,548 | 518,548 |
| **Plant and Equipment** | | | | |
| Carrying amount at beginning of year | 7,293,008 | 3,365,411 | 7,288,009 | 3,365,411 |
| Additions during year | 56,381 | 41,848 | 56,381 | 36,619 |
| Disposals during year | 0 | 0 | 0 | 0 |
| Less: depreciation charged in year | (876,412) | (1,086,378) | (876,086) | (1,086,148) |
| | 6,472,977 | 2,320,881 | 6,468,304 | 2,315,882 |
| Increment arising on independent valuation | 0 | 4,972,127 | 0 | 4,972,127 |
| Carrying amount at end of year | 6,472,977 | 7,293,008 | 6,468,304 | 7,288,009 |
| | 49,499,255 | 48,924,285 | 49,238,860 | 48,919,286 |

All Property, Plant and Equipment except exploration, evaluation and development expenditure was independently revalued to fair value as at 30 June 2002.

| | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| **PROPERTY, PLANT and EQUIPMENT CARRYING VALUES** | | | | |
| Exploration, Evaluation and Development expenditure at cost | 31,008,093 | 29,611,092 | 30,750,371 | 29,611,092 |
| Less: Accumulated amortisation | (1,142,988) | (1,142,988) | (1,142,988) | (1,142,988) |
| Carrying value at 30 June | 29,863,105 | 28,468,104 | 29,607,383 | 28,468,104 |
| Mining Tenements at Fair Value | 12,644,625 | 12,644,625 | 12,644,625 | 12,644,625 |
| Less: Accumulated amortisation | 0 | 0 | 0 | 0 |
| Carrying value at 30 June | 12,644,625 | 12,644,625 | 12,644,625 | 12,644,625 |
| Freehold Land and Buildings at Directors Valuation | 518,548 | 518,548 | 518,548 | 518,548 |
| Less: Accumulated depreciation | 0 | 0 | 0 | 0 |
| Carrying value at 30 June | 518,548 | 518,548 | 518,548 | 518,548 |
| *Plant and Equipment at Fair Value* | 7,349,389 | 7,293,008 | 7,344,390 | 7,288,009 |
| Less: Accumulated depreciation | (876,412) | 0 | (876,086) | 0 |
| Carrying value at 30 June | 6,472,977 | 7,293,008 | 6,468,304 | 7,288,009 |
| Total Carrying value | 49,499,255 | 48,924,285 | 49,238,860 | 48,919,286 |
| **11 OTHER ASSETS: NON-CURRENT** | | | | |
| Security deposit against restoration costs lodged with Department of Natural Resources and Mines | 500,304 | 500,304 | 500,304 | 500,304 |
| Investment in unlisted company (at Director's valuation) | | | | |
| Carrying amount at beginning of year | 0 | 5,900,001 | 0 | 10,000 |
| Revaluation decrement | 0 | (5,900,001) | 0 | (10,000) |
| | 0 | 0 | 0 | 0 |
| Total other assets - non-current | 500,304 | 500,304 | 500,304 | 500,304 |

The investment in the unlisted company comprises an interest of approximately 25% of the ordinary share capital of My Community Pty Limited (In Administration) (Formerly Internova Pty Limited), an internet technology company. At 30 June 2002 this investment was written down to a carrying value of nil. The original cost of the investment was $2,000,000.

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
*For the year ended 30 June 2003*

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **12 PAYABLES:** | | | | | |
| **CURRENT** | Trade creditors | 533,768 | 1,032,803 | 351,887 | 541,473 |
| | Sundry creditors and accrued expenses | 725,789 | 196,003 | 727,976 | 239,334 |
| | | 1,259,557 | 1,228,806 | 1,079,863 | 780,807 |
| **NON-CURRENT** | Balances with Subsidiary Companies | 0 | 0 | 210,003 | 0 |
| **13 INTEREST-BEARING LIABILITIES** | | | | | |
| **CURRENT:** | | | | | |
| **Unsecured liabilities** | | | | | |
| | Bank overdraft | 0 | 0 | 0 | 1,439 |
| | *Loans from director* | 103,236 | 144,065 | 103,236 | 144,056 |
| | Loans from director related entities | 59,664 | 64,664 | 59,664 | 64,664 |
| | Loans from other related parties | 0 | 0 | 0 | 0 |
| | Loans from unrelated parties | 83,044 | 106,044 | 83,044 | 106,044 |
| | | 245,946 | 314,763 | 245,946 | 316,202 |
| **Secured liabilities** | | | | | |
| | Loans from unrelated parties | 7,490,513 | 5,000,000 | 7,490,513 | 5,000,000 |
| | Lease Liability | 4,336 | 0 | 4,336 | 0 |
| | | 7,494,849 | 5,000,000 | 7,494,849 | 5,000,000 |
| | | 7,740,795 | 5,314,763 | 7,740,795 | 5,316,202 |
| **NON CURRENT:** | | | | | |
| | Lease Liability | 13,708 | 0 | 13,708 | 0 |

**Security for loan facility**
The loan facility extended to the company is secured by:

(i) a first registered fixed and floating charge over all assets and undertakings of the company; and

(ii) a first registered mortgage over all Mining Leases and Mineral Development Licences held by the company.

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **14 PROVISIONS: CURRENT** | | | | | |
| | Employee entitlements | 137,851 | 76,505 | 137,851 | 76,505 |
| | Restoration, rehabilitation and environmental | 0 | 0 | 0 | 0 |
| | Share Purchase Plan Refunds (refer note 15) | 57,354 | 0 | 57,354 | 0 |
| | | 195,205 | 76,505 | 195,205 | 76,505 |

At 30 June 2003 the economic entity and the company had 16 equivalent full time employees (2002: 15)

| | | Consolidated 2003 $ | Consolidated 2002 $ | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|---|
| **PROVISIONS: NON - CURRENT** | | | | | |
| | Restoration, rehabilitation and environmental | 600,304 | 600,304 | 600,304 | 600,304 |
| | | 600,304 | 600,304 | 600,304 | 600,304 |

The provision for restoration, rehabilitation and environmental work has been classified as a non-current provision as the obligation to perform such work will only arise on the cessation of mining. The provision, which has not been discounted to present value, is fully funded by a cash deposit of an equal amount held by the Queensland Department of Natural Resources and Mines.

**15 Contributed equity**

| | The Company 2003 Shares | The Company 2002 Shares | The Company 2003 $ | The Company 2002 $ |
|---|---|---|---|---|
| (a) **Issued share capital** | | | | |
| *Ordinary shares* | 317,013,299 | 335,976,979 | 55,052,986 | 54,272,697 |

(b) Movements in contributed equity of the company during the year ended 30 June 2003 were as follows:

| Date | Details | Number of Shares | Issue / (Buy back) Price | $ |
|---|---|---|---|---|
| 2-Jul-02 | Ordinary shares issued | 98,282 | 6 cents | $5,897 |
| 5-Nov-02 | Ordinary shares issued | 500,000 | 8 cents | $40,000 |
| 29-Nov-02 | Cancellation of shares* | (61,810,271) | 5 cents | ($3,090,514) |
| 9-Dec-02 | Ordinary shares issued | 10,407,235 | 8 cents | $832,579 |
| 14-Feb-03 | Ordinary shares issued | 25,454,700 | 7.5 cents | $1,909,103 |
| 18-Mar-03 | Ordinary shares issued | 2,022,624 | 7.5 cents | $151,697 |
| 18-Mar-03 | Conversion of options | 448,750 | 8 cents | $35,900 |
| 18-Mar-03 | Ordinary shares issued | 1,070,000 | 8 cents | $85,600 |
| 30-May-03 | Ordinary shares issued | 2,800,000 | 10 cents | $280,000 |
| 30-May-03 | Conversion of options | 45,000 | 8 cents | $3,600 |
| 30-Jun-03 | Monies subscribed under Share Purchase Plan** | | 12 cents | $526,406 |
| Total movement for year ended 30 June 2003 | | (18,963,680) | | $780,268 |
| Balance at 30 June 2003 | | 317,013,299 | 0 | $55,052,985 |

* *Shares held by Princeton Economics International*

** Representing monies subscribed as at 30 June 2003 under the June 2003 Share Purchase Plan, net of a provision for monies refunded to shareholders after 30 June 2003 (refer note 14). The shares subscribed for under the June 2003 Share Purchase Plan were allotted on 21 July 2003.

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
***For the year ended 30 June 2003***

**15 - Continued**
**OPTIONS FOR ORDINARY SHARES**

(a) The terms, amounts and number of ordinary shares of the company reserved for issuance under options and sales contracts are as follows:

| | | The Company 2003 | 2002 |
|---|---|---|---|
| 1. | Number of 15 cent options on issue at 30 June, each convertible into one ordinary share | 13,000,000 | 13,000,000 |
| | Exercise price | 15 cents | 15 cents |
| | Expiry date | 1 Jan 2005 | 1 Jan 2005 |
| 2. | Number of 8 cent options on issue at 30 June, each convertible into one ordinary share | 9,343,485 | Nil |
| | Exercise price | 8 cents | |
| | Expiry date | 1 Dec 2003 | |
| 3. | Number of 8 cent options on issue at 30 June, each convertible into one ordinary share | 1,070,000 | Nil |
| | Exercise price | 8 cents | |
| | *Expiry date* | *17 March 2004* | |
| 4. | Number of 10 cent options on issue at 30 June, each convertible into one ordinary share | 2,800,000 | Nil |
| | Exercise price | 10 cents | |
| | Expiry date | 30 May 2004 | |

(b) Movements in the company's share options during the year ended 30 June 2003 were as follows:

Number of options on issue at 30 June 2003, each convertible into one ordinary share:
Exercise Price 15 cents, expiry date 1 January 2005 — 13,000,000

| Date | Details | Number of Options | Price | $ |
|---|---|---|---|---|
| 9-Dec-02 | *Issued, exercise price 8 cents, expiry date 9 December 2003* | 10,407,235 | Nil | Nil |
| 17-Mar-03 | Exercised at 8 cents | (1,018,750) | 8 cents | 81,500 |
| 17-Mar-03 | Issued, exercise price 8 cents, expiry date 17 March 2004 | 1,070,000 | Nil | Nil |
| 30-May-03 | Issued, exercise price 10 cents, expiry date 30 May 2004 | 2,800,000 | Nil | Nil |
| 30-May-03 | Exercised at 8 cents | (45,000) | 8 cents | 3,600 |

Number of options on issue at 30 June 2003, each convertible into one ordinary share:

| | |
|---|---|
| *Exercise price 15 cents, expiry date 1 January 2005* | 13,000,000 |
| Exercise price 8 cents, expiry date 9 December 2003 | 9,343,485 |
| Exercise price 8 cents, expiry date 17 March 2004 | 1,070,000 |
| Exercise price 8 cents, expiry date 30 May 2004 | 2,800,000 |

**16 RESERVES**

(a) **Composition:**

| | Consolidated 2003 $ | 2002 $ | The Company 2003 $ | 2002 $ |
|---|---|---|---|---|
| Asset revaluation reserve | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| Capital profits reserve | 571,430 | 571,430 | 0 | 0 |
| | 12,596,254 | 12,596,254 | 12,024,824 | 12,024,824 |

(b) **Movements:**

| | Consolidated 2003 $ | 2002 $ | The Company 2003 $ | 2002 $ |
|---|---|---|---|---|
| Asset revaluation reserve | | | | |
| Balance at beginning of year | 12,024,824 | 9,698,609 | 12,024,824 | 5,578,039 |
| Decrement on directors revaluation of non - current investments at 30 June 2002 | 0 | (4,120,570) | 0 | 0 |
| Increment on independent valuation of mining tenements at 30 June 2002 | 0 | 1,474,658 | 0 | 1,474,658 |
| Increment on independent valuation of plant and equipment at 30 June 2002 | 0 | 4,972,127 | 0 | 4,972,127 |
| Balance at end of year | 12,024,824 | 12,024,824 | 12,024,824 | 12,024,824 |
| Capital profits reserve | | | | |
| Balance at beginning of year | 571,430 | 571,430 | 0 | 0 |
| Balance at end of year | 571,430 | 571,430 | 0 | 0 |

(c) ***Nature and purpose of reserves***

**Asset Revaluation**
The asset revaluation reserve contains net revaluation increments and decrements arising on the revaluation of non-current assets.

**Capital profits**
Upon disposal of revalued assets, any revaluation increment standing to the credit of the asset revaluation reserve is transferred to the capital profits reserve. Refer to accounting policy Note 1(c).

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
***For the year ended 30 June 2003***

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **17 ACCUMULATED LOSSES** | | | | |
| Accumulated losses at beginning of year | (22,677,188) | (17,979,935) | (22,947,055) | (17,979,935) |
| Net loss for the year | (3,684,306) | (4,697,253) | (1,880,792) | (4,967,120) |
| Accumulated losses at the end of the year | (26,361,494) | (22,677,188) | (24,827,847) | (22,947,055) |
| **18 COMMITMENTS FOR EXPENDITURE** | | | | |
| **Finance Lease Commitments** | | | | |
| Payable: | | | | |
| - not later than one year | 6,499 | 0 | 6,499 | 0 |
| - later than one year but not later than five years | 16,247 | | 16,247 | |
| Minimum lease payments | 22,746 | 0 | 22,746 | 0 |
| Less future finance charges | (4,702) | 0 | (4,702) | 0 |
| Total lease liability | 18,044 | 0 | 18,044 | 0 |

The finance lease is over office equipment and is a 4 year lease which commenced in January 2003

**Exploration expenditure commitments**

The economic entity and the company have the following discretionary exploration expenditure commitments in respect of exploration and mining tenements to maintain current rights of tenure. These commitments may be reduced by renegotiation upon renewal of the tenements, or by relinquishment of tenure.

| | | | | |
|---|---|---|---|---|
| Payable: | | | | |
| - not later than one year | 290,000 | 325,000 | 290,000 | 325,000 |
| - later than one year but not later than five years | 1,173,000 | 330,000 | 1,173,000 | 330,000 |
| | 1,463,000 | 655,000 | 1,463,000 | 655,000 |

**Operating lease commitments**

*Operating Lease Commitments in respect of non-cancellable operating* leases contracted for but not capitalised in the financial statements

| | | | | |
|---|---|---|---|---|
| Payable: | | | | |
| - not later than one year | 28,829 | 18,480 | 28,829 | 18,480 |
| - later than one year but not later than five years | 29,982 | 58,811 | 29,982 | 58,811 |
| | 58,811 | 77,291 | 58,811 | 77,291 |

The general terms of the operating lease commitments disclosed above are:

i. a non - cancellable property lease with an term of 3 years, of which 2 years remains. Rent is payable monthly in advance. Provisions within the lease agreement require that the minimum lease payments shall be increased by the lower of CPI or 4% per annum. An option exists to renew the lease for a further period of three years at the end of the lease term.

ii. Non - cancellable leases for rental of office equipment with terms of between 3 and 5 years. Rentals are payable monthly. THe agreements do not contain escalation clauses. Options exist to renew the leases annually at the end of the lease term.

In order to maintain current rights of tenure to exploration tenements, the company is required to perform exploration work to meet the minimum expenditure requirements as specified by the Queensland government. These obligations are subject to renegotiation when application for renewal is made and at other times. The current year obligations have been met and exceeded. As a result, any further expenditure is either discretionary or subject to negotiation, and cannot be fully quantified.

**19 POST BALANCE DATE EVENTS**

*On 19 August 2003, after reporting date, Charters Towers Gold Mines Limited announced to the Market a takeover bid for Great Mines* Limited. Shareholders in Great Mines Limited will be offered two shares in Charters Towers Gold Mines Limited in exchange for every three shares held in Great Mines Limited. At the date of signing the financial statements the financial effect of this offer cannot be reliably estimated. The event has not been recognised in the financial statements for the year ended 30 June 2003.

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
***For the year ended 30 June 2003***
**20 RELATED PARTY DISCLOSURES**

**i. Directors**
The names of persons who were directors of Charters Towers Gold Mines Ltd at any time during the financial year are as follows: J.J.Foley, M.J.Lynch and GJ Barns. All of whom served for the entire financial year

**ii. *Directors' Remuneration***

| | Consolidated 2003 | 2002 | The Company 2003 | 2002 |
|---|---|---|---|---|
| | $ | $ | $ | $ |
| Income paid or payable, or otherwise made available to directors of the Company from the Company or any related party: | 278,941 | 264,442 | 278,941 | 264,442 |

| Number of directors whose income from the Company or any related party was within the following bands: | Consolidated 2003 | 2002 | The Company 2003 | 2002 |
|---|---|---|---|---|
| | No. | No. | No. | No. |
| $ 0 - $ 9,999 | 0 | 1 | 0 | 1 |
| $ 10,000 - $ 19,999 | 0 | 1 | 0 | 1 |
| $ 30,000 - $ 39,999 | 2 | 1 | 2 | 1 |
| $ 200,000 - $209,999 | 1 | 1 | 1 | 1 |

**iii. Executive Remuneration**
Aggregate income received or due and receivable from the Company or any related party to executive officers (including directors) of the *Company and of controlled entities whose income is $100,000* or more was $329,899 (2002 $325,439 ) and within the following bands:

| | No. | No. | No. | No. |
|---|---|---|---|---|
| $120,000 - $129,999 | 1 | 1 | 1 | 1 |
| $200,000 - $209,999 | 1 | 1 | 1 | 1 |

**Ultimate controlling Company**
In the opinion of the Directors at 30 June 2003 the ultimate controlling company of the group was Charters Towers Gold Mines Ltd, a company incorporated in Australia.

**Controlled Entities**
The group consists of Charters Towers Gold Mines Limited and its controlled entities, Charters Towers Gold Pty Limited, Charters Technology Pty Ltd, Gold Management Pty Ltd and Gold Projects Pty Ltd. Details in relation to these controlled entities are set out in Note 21.

**iv.** At balance date the company has the following aggregate amounts payable and receivable to and from wholly owned subsidiary companies: Payable - $210,003 ($103,612 payable at 30 June 2002); Receivable - $1,254,000 (Nil at 30 June 2002). The balances represent interest free short term balances arising from the payment of operating expenses by, and on behalf of wholly owned subsidiary companies.

**v. Directors' Shareholdings**
As at 30 June 2003, the direct or indirect interest of directors of the Company in the equity instruments of the Company was as follows:

| | Ordinary shares 2003 | 2002 | Options (note15) 2003 | 2002 |
|---|---|---|---|---|
| J J Foley | 4,024,701 | 3,846,917 | 5,000,000 | 5,000,000 |
| M J Lynch | 57,536,271 | 56,635,650 | 8,000,000 | 8,000,000 |
| G J Barns | 0 | 0 | 0 | 0 |

The options held by directors and director related entities at 30 June 2003 were approved by shareholders at the annual general meeting on 14 December 2001.

All dealings by directors and director related entities in the equity instruments of the Company were effected by way of normal market dealings and as such were on normal arms length terms.

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**

***For the year ended 30 June 2003***

vi. **Transactions of Directors and Director-Related entities**

The father of a director, Mr M J Lynch, is a director of Great Mines Ltd and has the capacity to significantly influence decision making of that company. Charters Towers Gold Mines Limited has incurred and paid royalties to Great Mines Ltd during the year on normal commercial terms and conditions.

The father of a director, Mr M J Lynch, in a personal capacity was paid fees for caretaker services and attending to shareholder relations on behalf of Charters Towers Gold Mines Limited. The fees and royalties paid to Mr Lynch snr were based on normal commercial terms and conditions.

Mr JJ Foley is a director of Total Commitment Pty Limited and has the capacity to significantly influence decision making of that company. During the year ended 30 June 2003 Charters Towers Gold Mines Limited paid consultancy fees on normal terms and conditions to Total Commitment Pty Limited.

Mr G Foord, a director of Gold Management Pty Limited (a wholly owned subsidiary company) was paid consultancy fees on normal commercial terms throughout the year in his capacity as project manager of the Brilliant Gold Reef Project.

*Aggregate amounts of each of the above types of other transactions (excluding remuneration) with directors and their director-related entities:*

| | Consolidated | | The Company | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| Caretaker and shareholder relation fees | 48,000 | 84,800 | 48,000 | 84,800 |
| Consultancy fees | 270,000 | 297,500 | 150,000 | 177,500 |
| Royalties and lease payments | 120,000 | 40,000 | 120,000 | 40,000 |

During the year ended 30 June 2003 Mr MJ Lynch, a director, Mr JJ Lynch (Mr MJ Lynch's father) and Great Mines Limited (a company controlled by Mr JJ Lynch) made short term unsecured loans to the company. These loans were made on normal commercial terms and conditions. The balances at 30 June 2003 were as follows:

| | Consolidated | | The Company | |
|---|---|---|---|---|
| **Amount outstanding at 30 June to Directors and Director Related Entities** | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| Mr MJ Lynch | 103,238 | 144,055 | 103,238 | 144,055 |
| Mr JJ Lynch | 9,664 | 14,664 | 9,664 | 14,664 |
| Great Mines Limited | 50,000 | 50,000 | 50,000 | 50,000 |

The aggregate interest expense for the year ended 30 June 2003 in respect of these loans was $24,723 (2002: $28,650)

# Notes to the financial statements

**CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES**
*For the year ended 30 June 2003*

**21 INVESTMENT IN CONTROLLED ENTITIES**

| | Country of Incorporation | Class of Shares | Equity Holding 2003 % | 2002 % | Incorporated |
|---|---|---|---|---|---|
| Charters Towers Gold Pty Ltd | Australia | Ordinary | 100 | 100 | 5th October 1995 |
| Charters Technology Pty Ltd | Australia | Ordinary | 100 | 100 | 13th January 2000 |
| Gold Management Pty Ltd | Australia | Ordinary | 100 | 100 | 28th January 2000 |
| Gold Projects Pty Ltd | Australia | Ordinary | 100 | 100 | 25th January 2000 |

**22 FINANCIAL INSTRUMENTS**

**Consolidated**

**Interest Rate Risk Exposures**
The economic entity's exposure to interest rate risk and the effective weighted average interest rate for each class of financial assets and financial liabilities is set out below.

Exposures arise predominantly from assets and liabilities bearing variable interest rates as the economic entity intends to hold fixed rate assets and liabilities to maturity.

| 2003 | Notes | Floating interest rate $ | Fixed interest maturing in: 1 year or less $ | over 1 to 5 years $ | Non-interest bearing $ | Total $ |
|---|---|---|---|---|---|---|
| ***Financial assets*** | | | | | | |
| Cash assets | 7 | 554,247 | 0 | 0 | 0 | 554,247 |
| Security deposits | 11 | 500,304 | 0 | 0 | 10,100 | 510,404 |
| | | 1,054,551 | 0 | 0 | 10,100 | 1,064,651 |
| Weighted average interest rate | | 3.99% | | | | |
| **Financial liabilities** | | | | | | |
| Payables | 12 | 0 | 0 | 0 | 1,259,557 | 1,259,557 |
| Interest-bearing liabilities | 13 | 0 | 7,740,795 | 13,708 | 0 | 7,754,503 |
| | | 0 | 7,740,795 | 13,708 | 1,259,557 | 9,014,060 |
| Weighted average interest rate | | 7.30% | | | | |

| 2002 | Notes | Floating interest rate $ | Fixed interest maturing in: 1 year or less $ | over 1 to 5 years $ | Non-interest bearing $ | Total $ |
|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | |
| Cash assets | 7 | 1,202,188 | 0 | 0 | 0 | 1,202,188 |
| Receivables | 8 | 35,000 | 0 | 0 | 203,500 | 238,500 |
| Security deposits | 11 | 500,304 | 0 | 0 | 13,250 | 513,554 |
| | | 1,737,492 | 0 | 0 | 216,750 | 1,954,242 |
| Weighted average interest rate | | 4.33% | | | | |
| **Financial liabilities** | | | | | | |
| Payables | 12 | 0 | 0 | 0 | 1,228,806 | 1,228,806 |
| Interest-bearing liabilities | 13 | 0 | 5,314,763 | 0 | 0 | 5,314,763 |
| | | 0 | 5,314,763 | 0 | 1,228,806 | 6,543,569 |
| Weighted average interest rate | | 7.06% | | | | |

The carrying amounts and net fair values of financial assets and liabilities at balance date are equal.

## 23 SEGMENT INFORMATION

**Business Segments - Primary reporting**
The consolidated entity and the company operate in the following business segments:

*Gold mining exploration and development*
Exploration and development of the Charters Towers goldfield.

*Technology investment*
The consolidated entity has a passive investment in an unlisted technology company.

**Geographical Segments - Secondary reporting**
The consolidated entity operates solely within Australia, the segment data reported under primary reporting is therefore attributable to a single geographical segment.

| Primary consolidated segmental reporting | Exploration and development | | Technology investment | | Unallocated | | Consolidated | |
|---|---|---|---|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| External Revenue | 35,120 | 2,595,836 | 0 | 0 | 12,955 | 10,038 | 48,075 | 2,605,874 |
| Segment result | (3,013,546) | (4,318,037) | 0 | 0 | (670,760) | (379,216) | (3,684,306) | (4,697,253) |
| Segment depreciation and amortisation | (876,412) | (2,188,008) | 0 | 0 | 0 | 0 | (876,412) | (2,188,008) |
| Segment total other non-cash expenses | 0 | 0 | 0 | 1,771,431 | 0 | 0 | 0 | 1,771,431 |
| Segment assets | 50,997,294 | 51,441,078 | 0 | 0 | 0 | 0 | 50,997,294 | 51,441,078 |
| Segment liabilities | 9,709,569 | 7,249,315 | 0 | 0 | 0 | 0 | 9,709,569 | 7,249,315 |
| Total amount for the acquisition of segment assets expected to be used for more than one annual accounting period | 1,451,382 | 2,671,842 | 0 | 0 | 0 | 0 | 1,451,382 | 2,671,842 |

## 24 CONTINGENT LIABILITIES

At 30 June 2003 there were no material contingent liabilities in relation to either the company or the consolidated entity.

## 25 GOING CONCERN

The financial statements have been prepared on a going concern basis. As in previous financial periods the ability of the economic entity to meet its expenditure commitments and progress with its exploration program is dependent upon continued capital raising.

**DIRECTORS' DECLARATION**

The directors declare that the financial statements and notes are in accordance with the Corporations Act 2001 and:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements in Australia;
(b) give a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and
(c) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

**J J Foley**
*Director*

**M J Lynch**
*Director*

NEXIA COURT & CO

NEXIA INTERNATIONAL

CHARTERED ACCOUNTANTS
ABN 71 502 156 733

Level 29, Australia Square,
264 George Street,
Sydney NSW 2000
PO Box H195,
Australia Square NSW 1215
DX10156, Sydney Stock Exchange
T 61 2 9251 4600
F 61 2 9251 7138
info@nexiacourt.com.au
www.nexiacourt.com.au

**INDEPENDENT AUDITORS' REPORT**
**TO THE MEMBERS OF**
**CHARTERS TOWERS GOLD MINES LIMITED**

**Scope**

We have audited the financial report of Charters Towers Gold Mines Limited for the financial year ended 30 June 2003, consisting of the statements of financial performance, statements of financial position, statements of cash flows, accompanying notes, and directors' declaration. The financial report includes the consolidated financial statements of the consolidated entity, comprising the company and the entities it controlled at the end of the year or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of this financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards and other mandatory professional reporting requirements and statutory requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

**Audit Opinion**

In our opinion the financial report of Charters Towers Gold Mines Limited is in accordance with:

a the Corporations Act 2001, including:

i giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

ii complying with Accounting Standards and the Corporations Regulations 2001; and

b other mandatory professional reporting requirements in Australia.

**Inherent Uncertainty Regarding Continuing Operations**

Under the terms of repayment, the loan of $7,490,513 by Princeton Economics International Ltd (in provisional liquidation) is due.

The total loan will sought to be repaid from the proceeds of proposed issues and other finance. However, if there is a shortfall, the remainder will need to be re-financed, as will operations generally. The directors are confident there will be no shortfall. As the certainty of proceeds arising from the various avenues is not yet known, it is uncertain what may be the effect for the continuing operations of the company.

**Court & Co.**
*Chartered Accountants*

Stuart H Cameron
**Stuart H Cameron**
*Partner*

**Sydney; 29 September 2003**

CHARTERS TOWERS GOLD MINES Ltd AND CONTROLLED ENTITIES

ASX Additional Information

Additional information required by the Australian Stock Exchange Limited Listing Rules and not disclosed elsewhere in this Report.

## 1 SHAREHOLDINGS
as at 25 September 2003

Distribution of members and their holdings

| | | Options, Expiry Date and Exercise Price | | | |
|---|---|---|---|---|---|
| | | 8 cents | | 10 cents | 15 cents |
| Number Held | Ordinary Shares* | 9-Dec-03 | 17-Mar-04 | 5/30/2004 | 1/1/2005 |
| 1 - 1,000 | 794 | 1 | 0 | 0 | 0 |
| 1,001 - 5,000 | 1,044 | 1 | 0 | 0 | 0 |
| 5,001 - 10,000 | 830 | 21 | 0 | 0 | 0 |
| 10,001 - 100,000 | 1,978 | 71 | 0 | 0 | 0 |
| 100,001 - and over | 450 | 20 | 1 | 2 | 2 |
| | 5,096 | 114 | 1 | 2 | 2 |

* The number of shareholders holding less than a marketable parcel of $500 was 1613 based on a market price of 31 cents at 25 September 2003.

Twenty largest shareholders

| Name | Number of Shares | % of Issued Share Capital |
|---|---|---|
| Great Mines Limited | 29,675,596 | 9.06% |
| James Joseph Lynch | 16,086,548 | 4.91% |
| Mr William Jangsing Lee | 10,281,612 | 3.14% |
| Underwriting & Mining Investment Corporation Pty Limited | 8,795,773 | 2.69% |
| Mr Ian Robert McPherson & Mrs Ann Elizabeth McPherson (O'Malley Park Account) | 7,208,857 | 2.20% |
| Mr Sidney John Reynolds & Mrs Antoinette Marie Rees | 6,498,925 | 1.98% |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund account) | 5,805,382 | 1.77% |
| Miss Lily Lee | 4,911,657 | 1.50% |
| Share the Dream Pty Ltd | 3,034,866 | 0.93% |
| Prime Impact Pty Ltd | 2,974,048 | 0.91% |
| ANZ Nominees Limited | 2,482,195 | 0.76% |
| Parkes Holdings Pty Ltd | 2,401,000 | 0.73% |
| Ms Joanne Christine Codling | 2,266,666 | 0.69% |
| Mr David Michael Wentworth Evans | 2,266,666 | 0.69% |
| Mr Harry Sioros | 2,223,314 | 0.68% |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.65% |
| Andwendrod Services Pty Ltd | 2,000,000 | 0.61% |
| Dr William Roney (Bill Roney Superfund account) | 1,918,580 | 0.59% |
| Mrs Maria Szabo & Mrs Gyuala Szabo | 1,800,000 | 0.55% |
| Micgra Pty Ltd | 1,752,490 | 0.54% |
| | 116,506,611 | 35.58% |

Substantial shareholders

Shareholders appearing on the Company's register of substantial shareholders as at 26 September 2003, are as follows:

| Name | Ordinary Shares Number | Percentage |
|---|---|---|
| **Great Mines Limited** | 29,675,596 | 9.06% |

Voting rights

The voting rights attached to each class of security is set out as below:
Ordinary Shares
On a show of hands every member present in person or proxy shall have one vote and upon a poll each share shall have one vote.

## 2 CORPORATE GOVERNANCE
See page 12 to 14 of the Annual report.

## 3 OFFICES AND OFFICERS
For corporate directory details of offices and officers refer inside back cover of the annual report.

## 4 STOCK EXCHANGE LISTING
The only stock exchange on which the company has securities quoted is the Australian Stock Exchange Limited.

CHARTERS TOWERS GOLD MINES LTD AND CONTROLLED ENTITIES

**Summary of Mining Tenements and Areas of Interest**

Current at 25 September 2003

**Queensland - Charters Towers**

The Charters Towers Gold Project is operated solely by Charters Towers Gold Mines Ltd. The company has a 100% interest in the following mining tenements held by the Charters Towers Gold Project.

| | | | | |
|---|---|---|---|---|
| EPM 8150 | MDL 119 | ML 1428 | ML 1548 | MLA 10281 |
| EPM 8563 | MDLA 251 | ML 1429 | ML 1581 | MLA 10282 |
| EPM 8564 | MDLA 252 | ML 1430* | ML 1585* | MLA 10283 |
| EPM 10593* | MDLA 267* | ML 1431 | ML 1735 | MLA 10284 |
| EPM 10861 | ML 1347 | ML 1432 | ML 10005 | MLA 10285 |
| EPM 11067 | ML 1348 | ML 1433 | ML 10032* | |
| EPM 13182 | ML 1385 | ML 1472 | ML 10042* | |
| EPM 13931 | ML 1387 | ML 1488 | ML 10093 | |
| EPM 13932 | ML 1398 | ML 1490 | ML 10193 | |
| EPMA 11658 | ML 1407 | ML 1491 | ML 10196 | |
| EPMA 12085 | ML 1408 | ML 1499 | ML 10208 | |
| MDL 116 | ML 1409 | ML 1521 | ML 10222 | |
| MDL 118 | ML 1424* | ML 1545 | | |

ML = Mining Lease; MDL = Mineral Development Licence; EPM = Exploration Permit Minerals;
MLA = Mining Lease Application; MDLA = Mineral Development Licence Application;
EPMA = Exploration Permit Minerals Application.

* indicates held under Agreement to depth of 300 metres.

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000



CHARTERS TOWERS GOLD

## FOR IMMEDIATE RELEASE

**26 September 2003**

# GOLD CITY MEETS THE CITY OF GOLD

The Honourable Peter Costello MP, Treasurer for the Commonwealth of Australia, formally launched Charters Towers Gold Mines Limited (CTGM) operations at a ceremony held in Dubai this week. This unique move by an Australian mining company of establishing a presence in the Middle East will complete the commercial supply chain in the city. It will enhance Dubai's image as a premier gold trading centre and afford the city a greater control of the world gold markets.

The Hon. Peter Costello said, "Gold and mining is an integral part of Australia's trade and constitutes a large part of the economy. I also applaud Charters Towers' foresight in setting up a presence in Dubai to further strengthen the trade between the two countries."

World Gold Council Marketing Manager Manisha McLeod said, "We congratulate Charters Towers in taking the initiative of coming to the City of Gold and we encourage their contribution to the promotion of gold in this region".

The Chairman of CTGM, Mr John Foley thanked Austrade for its support and contribution to the company's establishment of its operations in Dubai.

With a presence in the Middle East, CTGM wants to establish its own 'Charters Towers' brand of high lustre gold. Speaking at the launch, Mark Lynch, Managing Director, CTGM, said, "The reason we will ship gold to Dubai is to work closely with the jewellery, manufacturing and trading sectors to acquaint them with the 'Charters Towers' brand. It is innovative for a gold company to establish distinctive branding of its gold. We believe that establishing a brand will allow a differentiation for our product as socially and environmentally responsible gold."

Charters Towers Gold has established an office at the Gold and Diamond Park to facilitate trade enquiries and gold investment opportunities.

CTGM will soon celebrate 10 years as a public company listed on the Australian Stock Exchange. Charters Towers Gold is a dynamic growing company developing a major, high grade mining project on Australia's richest major goldfield in Charters Towers, Queensland. The Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfield's potential of 15 million ounces. With the innovative GoldTec Mining System, the company aims to fully automate the underground mining process thereby producing gold at extremely competitive costs.

*Roslynn Shand*
*Company Secretary*
*Charters Towers Gold Mines Limited ACN 060 397 177*
*Phone: 07 3870 8000 Fax : 07 3870 8111*
*Email: brisbane@ctgold.com.au* *web:* ***www.ctgold.com.au***

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

| |
|---|
| CHARTERS TOWERS GOLD MINES LIMITED |

ABN

| |
|---|
| 30 060 397 177 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | 1 & 2 Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 265,000 (Two hundred and sixty five thousand) shares.<br>2. 300,000 (Three hundred thousand) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 1 & 2 Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 1. *8 cents exercise of options*<br>2. 10 cents exercise of options |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 25 August 2003 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 327,545,243 | Ordinary fully paid Shares |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 9,212,985 options | Options expiring 9 December 2003 |
| 1,070,000 options | Options expiring 17 March 2004 |
| 2,500,000 options | Options expiring 30 May 2004 |
| 13 million options | Options expiring 1 January 2005 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

NOT APPLICABLE

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  *Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty*

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 25 August 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2004 JUN 15 P 3:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHARTERS TOWERS

20 August 2003

Adrian Smythe
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
SYDNEY NSW 2000

By facsimile: 02 9241 7620

Dear Adrian

**RE: Charters Towers Gold Mines Limited**

We refer to your undated letter received after close of trading on 19 August 2003 and respond to your queries using your numbering.

1. In relation to the Announcement - the Company first became "aware" (in the manner in which that term is defined in the Listing Rules) of the possible bid about 30 July 2003 when a director of the Company first considered the opportunity to acquire Great Mines Limited. At all times however, the information was confidential, was an incomplete proposal, was insufficiently definite to warrant disclosure and was generated for internal management purposes only. This confidential information was only known initially to the Company's 3 Directors when discussed informally between them. Subsequently 1 Director was then charged with the responsibility of further advancing the proposal and advising the Board as to its feasibility.

2. There are no earlier announcements in relation to this matter.

3. As stated in Response 1, there was no earlier announcement because information was an incomplete proposal, was insufficiently definite to warrant disclosure and the information was generated for internal management purposes only. Circulation of the confidential information and/or discussion was strictly confined to the Company's Board, the Company Secretary and 3 members of senior management, the major shareholder of the target company and the Company's legal advisers. A firm proposal to proceed with a bid was not formally discussed by the Board until it meet in the afternoon of Monday 18 August 2003 at which time a Board resolution to proceed with the bid was made. At all times circulation and discussion of the information was strictly limited and the confidentiality of the information has been strictly maintained.

   By coincidence, the Company's first priority, very late Monday afternoon and Tuesday morning, became the preparation of an answer to the Price Query letter from the ASX for release prior to 9.30am on 19 August 2003.

*Charters Towers Gold Mines Limited* ABN 30 060 397 177

19 Lang Parade
PO Box 1909, Milton Qld
4064 Australia

Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111

e-mail: info@ctgold.com.au
website: www.ctgold.com.au

The Announcement advising the market of the Great Mines Bid was made as soon as possible (immediately), in the approved manner, by drafting a written release. As with all ASX releases the wording has to be approved internally (which occurred) and was then released to the market.

Due to the confidentiality of the information, the short time period and the strictly limited number of persons involved, the Company is confident that prior to the release there was no information in the market place regarding the Bid proposal. In our view the price and trading volume increase was a coincidental occurrence not linked to a possible bid for Great Mines Limited.

4. As stated in response 1 & 3, until late 18 August 2003, a decision on the Bid had not been made. The Company considered that rather than requesting a trading halt the market would be more quickly informed by the release of the Bid announcement. In the time it would have taken to draft the request for a trading halt, we drafted the Announcement and released it to the market, therefore informing the market as soon as we could.

5. The Company is in compliance with the listing rules, particularly, listing rule 3.1

(a) A reasonable person would not expect the information to be disclosed due to the confidentiality of the information, the incompleteness of the proposal and its negotiation.
(b) The information regarding the proposal is confidential and was kept confidential.
(c) The information was an incomplete proposal or negotiation, comprised matters of supposition and was insufficiently defined to warrant disclosure and was generated for the internal management purposes of the company.

Comment – We believe it is incorrect to infer a connection between the recent movement in the Company's share price (prior to 19th August 2003) and the subsequent announcement of a Bid for Great Mines Limited.

As stated in the Company's reply yesterday to the ASX's earlier query, the Company does not have an explanation (does not know) why the shares moved in the way they did at the particular time.

Shares of the Company and those of similar companies can from time to time be subject to speculation. However due to the manner in which the Bid proposal was dealt with by the Company and in particular the confidentiality that was maintained and the very limited circulation of that information, the Company believes that the movement in the Company's share price was not in any way linked to the Bid proposal under consideration by the Company.

Yours sincerely

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited

ASX
AUSTRALIAN STOCK EXCHANGE

Ms Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited
19 Lang Parade
Milton QLD 4064

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0892
Facsimile 61 2 9241 7620
Internet http://www.asx.com.au

By Facsimile: (07) 3870 8111

Dear Roslynn

Charters Towers Gold Mines Limited

We refer to the following:

1. The recent trading in the securities of the Company from a close of $0.165 on Friday 15 August 2003 to a closing price on Monday 18 August 2003 of $0.205. There have also been considerable increases in the volume of securities traded.

2. The ASX share price query letter dated 18 August 2003 in which ASX asked the Company the following;

   *"Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?"*

3. The Company's response dated 19 August 2003 (released to market at 9:42 a.m. on 19 August 2003) to the ASX share price query letter referred to above, in which the Company stated the following;

   *"The Company is not aware of any information concerning the Company that has not been announced which, if known, could be an explanation for recent trading in the securities of theCompany"*

4. The Company's announcement dated 19 August 2003 (released to market at 2:24 p.m on 19 August 2003) regarding the Company's bid for Great Mines Limited (the "Announcement").

We wish to draw your attention to the definition of "aware" in chapter 19 of the listing rules which states that:

*"an entity becomes aware of information if a director or executive director (in the case of a trust, director or executive officer of the responsible entity or management company) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as a director or executive officer of that entity"*

Further, we wish to draw your attention to listing rule 3.1 which requires an entity to give ASX immediately any information concerning it that a reasonable

person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A. Please note that for disclosure not to be required under this listing rule all of the exceptions must apply.

Having regard to the above, we request that you answer the following:

1. In relation to the Announcement please advise when the Company first became "aware" of the possible bid for Great Mines Limited.

2. If the Company became aware of the possible bid for Great Mines Limited before the Announcement was released, please identify any earlier announcements from the Company which disclosed information relevant to the possible bid for Great Mines Limited.

3. If there was no relevant earlier announcement, and the Company became aware of the information relevant to the possible bid for Great Mines Limited prior to the announcement on 19 August 2003, please advise why the Company did not make an announcement to ASX immediately upon becoming aware of possible bid for Great Mines Limited. In your response please refer to the Company's statement in its letter dated 19 August 2003 that it was not aware of information that could be an explanation for the increase in the Company's share price.

4. The requirements in the exception of listing rule 3.1A include that the information must be confidential and in relation to an incomplete proposal or negotiation. Given that the trading in the securities increased dramatically in price and volume leading up to the Announcement on the 19 August 2003, please advise why the Company did not request a trading halt in the Company's securities. In making your response please consider Chapter 17 of the listing rules and the Guidance Note 16 on Trading Halts.

5. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your response should be sent to me on facsimile number (02) 9241 7620. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the close of trading (i.e. before 3.30 p.m. E.S.T) on **Wednesday 20 August 2003.**

Under listing rule 18.7A, a copy of this letter and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any concern about release of a response, please contact me immediately.

If you have any queries regarding any of the above, please let me know.

Yours sincerely

A. Smythe

Adrian Smythe
SENIOR COMPANIES ADVISOR

Direct Line: (02) 9227 0640

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

**FOR IMMEDIATE RELEASE**



CHARTERS TOWERS GOLD

19 August 2003

# CHARTERS TOWERS BID FOR GREAT MINES

Charters Towers Gold Mines Limited (Charters Towers Gold - ASX Code 'CTO') today announced a takeover offer for Great Mines Limited (GM), a public unlisted company. The offer will be 2 (two) shares in Charters Towers Gold for every 3 (three) Great Mines shares on issue.

GM is an established gold explorer and the largest shareholder in CTO. Great Mines is the owner of the last few mineral tenements in the central area of the Charters Towers goldfield that CTO does not currently own.

CTO has a major advanced exploration and development project in the Charters Towers goldfield in Queensland. By obtaining GM and its mineral tenements CTO will achieve 100% ownership of the total goldfield.

It is anticipated that GM and its subsidiaries will be absorbed into CTO under its management and control, if the bid is successful. GM was a founding shareholder in CTO.

Currently Charters Towers Gold has about 317 million shares on issue and Great Mines has about 110 million shares on issue. Full details of the offer will be set out in the formal offer document to be sent to all Great Mines shareholders shortly. The takeover of GM will be subject to approval by CTO's shareholders.

John Foley, Chairman of Charters Towers Gold Mines, and a director of the Australian Gold Council said today "This is a strategic move that will finally place 100% ownership of the rich Charters Towers goldfield in the hands of CTO. Through the Gold Production Plan we have developed a clear path to grow CTO into a large gold producer."

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: 07 3870 8000 fax : 07 3870 8111
Email: brisbane@ctgold.com.au web: **www.ctgold.com.au**

18 August 2003

CHARTERS TOWERS

Adrian Smythe
Senior Companies Advisor
Australian Stock Exchange Limited
Exchange Centre
Level 6, 20 Bridge Street
SYDNEY NSW 2000

By facsimile: 02 9241 7620

Dear Adrian

**RE: PRICE QUERY**

We refer to you letter of 18 August 2003 noting a change in the price and trading volume of shares in Charters Towers Gold Mines Limited (the Company). We respond to your queries using your numbering.

1. The Company is not aware of any information concerning the Company that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2. This question is not applicable given our response to Question 1.

3. Current indications are that the operating result for the Company may vary from the previous financial year by more than 15%, although we do not expect the variation to be unusual for an exploration company.

4. The Company does not have any reason to think that the Company will record any material abnormal or extraordinary items for the financial year ended 30 June 2003.

5. The Company does not have any explanation for the price change and increase in volume of trading in the securities of the Company.

6. The Company is in compliance with the listing rules, particularly, listing rule 3.1

Yours sincerely

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited

*Charters Towers Gold Mines Limited* ABN 30 060 397 177

19 Lang Parade
PO Box 1909, Milton Qld
4064 Australia

Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111

e-mail: info@ctgold.com.au
website: www.ctgold.com.au

requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

A. Smythe

Adrian Smythe
Senior Companies Advisor

Direct Line: (02) 9227 0640

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0640
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

18 August 2003

Ms Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited
19 Lang Parade
Milton QLD 4064

By Facsimile: (07) 3870 8111

Dear Roslynn

**Charters Towers Gold Mines Limited (the "Company")**

**RE: PRICE QUERY**

We have noted a change in the price of the Company's securities from a close of $0.165 on 15 August 2003 to a last traded price of $0.205 at the time of writing. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating result before abnormal items and income tax so that the figure for the financial year ended 30 June 2003 would vary from the previous financial year by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary items for the financial year year ended 30 June 2003? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at adrian.smythe@asx.com.au or by facsimile on **facsimile number (02) 9241 7620.** It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m.** E.S.T.) **on** Tuesday, 19 August 2003).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

**Listing rule 3.1**

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

**Trading halt**

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously

*Rule 5.3*

# Appendix 5B

## Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

| ABN | Quarter ended ("current quarter") |
|---|---|
| 30 060 397 177 | 30 June 2003 |

### Consolidated statement of cash flows

| | Cash flows related to operating activities | Current quarter $A'000 | Year to date (12 months) $A'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | 32 | 233 |
| 1.2 | Payments for (a) exploration and evaluation | (259) | (936) |
| | (b) development | 0 | (192) |
| | (c) production | 0 | 0 |
| | (d) administration | (369) | (2,841) |
| 1.3 | Dividends received | 0 | 0 |
| 1.4 | Interest and other items of a similar nature received | 2 | 4 |
| 1.5 | Interest and other costs of finance paid | (51) | (431) |
| 1.6 | Income taxes paid | 0 | 0 |
| 1.7 | Other (provide details if material) | 0 | 0 |
| | **Net Operating Cash Flows** | **(645)** | **(4,163)** |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: (a)prospects | 0 | 0 |
| | (b)equity investments | 0 | 0 |
| | (c) other fixed assets | 0 | (27) |
| 1.9 | Proceeds from sale of: (a)prospects | 0 | 0 |
| | (b)equity investments | 0 | 0 |
| | (c)other fixed assets | 0 | 0 |
| 1.10 | Loans to other entities | 0 | 0 |
| 1.11 | Loans repaid by other entities | 0 | 0 |
| 1.12 | Other (provide details if material) | 0 | 0 |
| | **Net investing cash flows** | **0** | **(27)** |
| 1.13 | Total operating and investing cash flows (carried forward) | (645) | (4,190) |

+ See chapter 19 for defined terms.

| | | | |
|---|---|---|---|
| 1.13 | Total operating and investing cash flows (brought forward) | (645) | (4,190) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 870 | 4,207 |
| 1.15 | Proceeds from sale of forfeited shares | 0 | 0 |
| 1.16 | Proceeds from borrowings | 0 | 127 |
| 1.17 | Repayment of borrowings | 0 | (791) |
| 1.18 | Dividends paid | 0 | 0 |
| 1.19 | Other (provide details if material) | 0 | 0 |
| | **Net financing cash flows** | **870** | **3,453** |
| | **Net increase (decrease) in cash held** | **225** | **(647)** |
| 1.20 | Cash at beginning of quarter/year to date | 330 | 1,202 |
| 1.21 | Exchange rate adjustments to item 1.20 | 0 | 0 |
| 1.22 | **Cash at end of quarter** | **555** | **555** |

## Payments to directors of the entity and associates of the directors
## Payments to related entities of the entity and associates of the related entities

| | | Current quarter $A'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 49 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

## Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

+ See chapter 19 for defined terms.

## Financing facilities available

*Add notes as necessary for an understanding of the position.*

| | | Amount available $A'000 | Amount used $A'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 7,490 | 7,490 |
| 3.2 | Credit standby arrangements | Nil | Nil |

## Estimated cash outflows for next quarter

| | | $A'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 100 |
| | **Total** | **200** |

# Reconciliation of cash

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter $A'000 | Previous quarter $A'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 555 | 330 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (Held by Third Parties) | - | - |
| | **Total: cash at end of quarter (item 1.22)** | **555** | **330** |

## Changes in interests in mining tenements

| | | Tenement reference | Nature of interest (note (2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|---|
| 6.1 | Interests in mining tenements relinquished, reduced or lapsed | Nil | | | |
| 6.2 | Interests in mining tenements acquired or increased | Nil | | | |

+ See chapter 19 for defined terms.

## Issued and quoted securities at end of current quarter

*Description includes rate of interest and any redemption or conversion rights together with prices and dates.*

| | | Total number | Number quoted | Issue price per security (see note 3) (cents) | Amount paid up per security (see note 3) (cents) |
|---|---|---|---|---|---|
| 7.1 | **Preference +securities** *(description)* | Nil | | | |
| 7.2 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions | | | | |
| 7.3 | **+Ordinary securities** | **317,013,299** | **317,013,299** | | |
| 7.4 | Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs | **2,800,000**<br>**45,000** | **2,800,000**<br>**45,000** | **10 Cents**<br>**8 Cents** | **10 Cents**<br>**8 Cents** |
| 7.5 | **+Convertible debt securities** *(description)* | | | | |
| 7.6 | Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted | | | | |
| 7.7 | **Options** *(description and conversion factor)* | **13,000,000**<br>**9,913,485**<br>**1,070,000**<br>**2,800,000** | **Nil**<br>**Nil**<br>**Nil**<br>**Nil** | *Exercise price*<br>*15 cents*<br>*8 cents*<br>*8 cents*<br>*10 cents* | *Expiry date*<br>*1 January 2005*<br>*9 December 2003*<br>*17 March 2004*<br>*30 May 2004* |
| 7.8 | Issued during quarter | **2,800,000** | **Nil** | *Exercise price*<br>*10 cents* | *Expiry date*<br>*30 May 2004* |
| 7.9 | Exercised during quarter | **45,000** | | *8 cents* | |
| 7.10 | Expired during quarter | **Nil** | | | |
| 7.11 | **Debentures** *(totals only)* | **Nil** | | | |
| 7.12 | **Unsecured notes** *(totals only)* | **Nil** | | | |

+ See chapter 19 for defined terms.

## Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: (Company Secretary) Date: 31 July 2003

Print name: Roslynn J Shand

## Additional Information

## Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

+ See chapter 19 for defined terms.

The Australian Stock Exchange Limited
FOR IMMEDIATE RELEASE

CHARTERS TOWERS GOLD

# Quarterly Activities Report
# 30 June 2003



## HIGHLIGHTS

- **Transfield Services Alliance**
- **Funding Negotiations Advanced**
- **New Exploration Permits Granted**
- **Growth Period Approaching**
- **Successful Share Purchase Plan**

This was a very busy quarter. Major achievements were:

- Signed a Heads of Agreement to establish an alliance contract with Transfield Services Limited to provide project management services associated with the development of the Charters Towers goldfield.

- Detailed contract negotiations with major project investors to provide funding for the first two of four mines to be developed at Charters Towers. A separate announcement about these negotiations will be made when they are finalised.

## GOLD PRODUCTION PLAN

### Transfield Services

Transfield Services has extensive experience at successfully implementing leading technologies and project managing the completion of projects on time and within budget.

CTGM believes this alliance will bring a high level of management and systems sophistication to this project. The innovative GoldTec Mining System was developed by CTGM. Implementation of the system will draw on Transfield Services' skills in detailed logistics planning of people, materials and equipment.

This Heads of Agreement to establish an alliance is a further step toward a prompt and sustained move into gold production and the profitable development of the giant goldfields at Charters Towers.

CTGM will maintain a core management and geological team, which will specialise in growing the company's gold resources. Transfield will manage the mining projects.

**Funding**

The innovative funding method developed by CTGM, namely alliance joint ventures under common management, is advancing well. This funding could see the Warrior mine entering long term gold production within the next year, followed by the Sunburst, Brilliant and GoldTec mines. The development proposal, and 15 million ounce gold potential, is set out in detail in the Gold Production Plan.
(See http://www.ctgold.com.au/files/GPP/exec_summary.pdf)

Joint Venture and other negotiations continued with major investment parties and contractual terms are being clarified. We expect to make a further announcement about these negotiations in the near future.

In preparation for early commencement, mine planning design work on the Decline path, ventilation requirements and other infrastructure are continuing.

**Brilliant Gold Reef Project (BGRP)**

The development program and capital required were reviewed during the quarter, in the light of the Sunburst sublease (adjacent to the BGRP) being developed. Indications are that the development cost of the BGRP could be reduced. A decrease in development and capital costs would result in a significantly higher return to investors. All work has been completed in the Stage 1 surface drilling program, and project accounts finalised.

Preparation is continuing on a new public offer, which is due to be released in the next quarter. Completion of a successful public raising would see the third mine under the Gold Production Plan, the Brilliant Mine, move into gold production after the Warrior and adjacent Sunburst Mine.

**Mine Planning**

A functional risk profile assessment is in progress for the new Warrior East Decline including a site review at Washington and Stockholm open pits. Mine planning resource block spreadsheets were updated and various plans and sections were prepared for the Warrior Mine area, including the Washington pit and the proposed new decline path.

Additional gold resources were estimated at *E3 (Warrior East)*, below the eastern side of the current mineable blocks. This area is open along strike to the west and at depth. Resources were further increased on the *E5 (Washington South)* deposit about 150m west of the proposed East Decline portal to *Warrior East*, about 400m down the incline. There is also potential to upgrade remnant resources down dip from the *Washington* pit. A proposed drilling program, to be carried out during mining, to expand the *E3 (Warrior East)* resource and to obtain additional geotechnical data adjacent to the ore body was finalised.

## EXPLORATION

Two new Exploration Permits Minerals (EPMs) were granted by the Department of Natural Resources and Mines, namely EPM 13931 and EPM 13932. These two tenements expand the area under exploration title to 203 square kilometres surrounding Charters Towers city and up to a ten-kilometre radius from the city.

Geological mapping and rock chip sampling on an existing EPM 13182 led to the identification of the source of the soil arsenic anomaly at the *Cinesra* prospect, which is

located immediately north of the Charters Towers airport (14 km NNE of Black Jack). Elevated values of arsenic in the Charters Towers area is an indicator of gold mineralisation. A total of 44 rock chip samples and 127 soil samples were taken on CTGM tenements from the beginning of the Quarter.

Encouraging gold assays in rock chip samples were obtained at several localities, including 9 g/t from a narrow quartz reef at *Scandinavian* 2.5 km south of Black Jack plant; 5 g/t from quartz veins at the *GSQ183687* prospect 3.5 km south of Black Jack, and 4 g/t Au from old mine mullock near *Mafeking* 11 km NE of Black Jack.

Interpretation of 1987 multi-client aeromagnetic and radiometric geophysical data over CTGM tenements was undertaken to delineate new drilling targets.

As at June 30 2003, the number of Granted tenements controlled by CTGM is listed below (including the recently-granted EPMs 13931 & 13932). All mineral tenements are quality gold areas located on the Charters Towers Goldfield in Queensland.

| TENEMENT TYPE | TOTAL NUMBER | TOTAL AREA |
|---|---|---|
| Mining Leases | 33 | 1,723 ha |
| Mineral Development Licences | 3 | 2,963 ha. |
| Exploration Permits Minerals | 12 | 203 sq. km. |

## HEALTH, SAFETY AND ENVIRONMENT

The company had another successful Quarter, with no serious incidents or Lost Time Injuries reported and no reportable environmental incidents. Risk assessment is underway for the commencement of mining activities at Warrior East and extensions of the Central Decline towards the Sunburst mine area.

## CORPORATE

### Growth Period Approaching

Charters Towers Gold Mines now has in place two of the three key ingredients one might usually consider necessary to build a large and successful gold mining company. The three ingredients are –

( ✓ ) Control of multi-million ounce goldfield, suitable for low cost profitable mining;

( ✓ ) Professional management capable of managing the project and the growth; and

(   ) Funding necessary to develop and sustain the project and future growth.

The funding is the final piece of the equation. We expect to finalise this in the near future.

**Successful Share Purchase Plan**

During the quarter over 450 shareholders took up the opportunity to participate in the recent discount offer Share Purchase Plan. This Plan was well supported with just over $1.1 million being raised. As with the previous share purchase plans, the current share price shows a substantial increase over the issue price. The continued loyalty and support of our shareholders is appreciated.

The Company is investigating listing its shares on overseas Exchanges such as Canada, USA, the Middle East and the UK to further promote the growth in share price.

**Internet, Email and Fax**

As more and more people connect to the internet, increasing numbers of CTGM shareholders are accessing the excellent and informative www.ctgold.com.au web site for information. Also shareholders have been advising us of their email address so that they can receive regular updates. For shareholders who prefer advice by facsimile, we welcome you advising us of your fax number so we can forward the latest information.

## BACKGROUND

Charters Towers Gold is a dynamic growing company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane. The Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields identified gold resource potential of 15 million ounces. To date CTGM has invested A$50 million redeveloping Australia's richest major goldfield.

*Roslynn Shand*
*Company Secretary*
*31 July, 2003*

***Charters Towers Gold Mines Limited ACN 060 397 177***
***19 Lang Parade, MILTON Q 4064***
***PO Box 1909 MILTON Q 4064***
***ph +61 7 3870 8000 fax +61 7 3870 8111***
***email: info@ctgold.com.au***
***web: www.ctgold.com.au***

***The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:***

- *The information is based on, and accurately reflects, information compiled by* ***Mr Christopher Alan John Towsey****, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.*
- *Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration.*
- *Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.*
- *Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.*

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

CHARTERS TOWERS GOLD MINES LIMITED

ABN

30 060 397 177

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | 1&2 Ordinary Shares fully paid |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1. 9,531,444 (Nine million five hundred and thirty one thousand four hundred and forty four) shares.<br>2. 435,500 (Four hundred and thirty five thousand five hundred) shares. |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 1&2 Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes – shares |
| 5 | Issue price or consideration | 1. 12 cents – share purchase plan<br>2. 8 cents exercise of options |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 21 July 2003 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 326,980,243 | Ordinary fully paid Shares |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 9,477,985 options | Options expiring 9 December 2003 |
| 1,070,000 options | Options expiring 17 March 2004 |
| 2,800,000 options | Options expiring 30 May 2004 |
| 13 million options | Options expiring 1 January 2005 |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

No change in the dividend policy of the Company since the last published accounts.

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | NOT APPLICABLE |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
*(tick one)*

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*(If the additional securities do not form a new class, go to 43)*

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

*(now go to 43)*

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

*(now go to 43)*

+ See chapter 19 for defined terms.

## All entities

### Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

### Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Company Secretary) Date: 23 July 2003

Print name: Roslynn Judith Shand

== == == == ==

+ See chapter 19 for defined terms.

Charters Towers Gold Mines

82-4493

www.citigold.com

CiTiGOLD corporation

File 82-4493
Symbol: CTGLY
CUSIP: 16133P110

12G32BR

# DOCUMENTS

# 1 JULY 2001 TO 30 JUNE 2002

# 1 JULY 2002 TO 30 JUNE 2003

Citigold Corporation Limited
ACN 060 397 177
Suite 5a, 19 Lang Parade
Milton Queensland Australia
Ph: +61 7 3870 8000
Fax: +61 7 3870 8111

# CONTENTS

**ASX RELEASES – CTO - PERIOD 30 JUNE 2003 TO 1 July 2002**

| | |
|---|---|
| 12.07.2002 | Appendix 3B – Share Purchase Plan Final Allotment |
| 04.07.2002 | Appendix 3C – Selective Share Buy-Back |
| 02.07.2002 | Shareholders unanimously approve buy back |

## Letter to Shareholders: Discount Offer Extended

**Document date:** Fri 27 Jun 2003 **Published:** Fri 27 Jun 2003 13:37:18
**Document No:** 299236 **Document part:** A
**Market Flag:** N
**Classification:** Letter to Shareholders



CHARTERS TOWERS GOLD MINES LIMITED 2003-06-27 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
A copy of the full announcement is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

26 June 2003

Dear Shareholder

# Discount Offer EXTENDED

Charters Towers Gold Mines Limited is pleased to extend the special offer to shareholders for 14 days to **Friday 11th July 2003**.

Today, Thursday 26th June, 2003 the Company made **an important announcement** to the ASX. CTGM has entered a Heads of Agreement with the public listed company **Transfield Services Limited** to form an alliance contract for project management services to develop the giant Charters Towers goldfield.

By extending the offer close date, all shareholders will have an opportunity to consider this announcement, not just those with internet access. A copy of the announcement is printed on the back of this letter for your information.

There has been a strong response from shareholders so far indicating continued shareholder support. **If you have already sent in your application - thank you - no further action is required.**

The Share Purchase Plan was to close Friday 27 June 2003. It is now **extended for 14 days** to give more shareholders the opportunity to participate.

This offer provides a very advantageous opportunity to all shareholders, particularly those who hold less than a marketable parcel, to **increase their holding at a discount free of brokerage and commission.**

**PHONE-IN AND CHECK YOUR SHAREHOLDING**

Your choices under this offer range from 4,200 shares for $504 up to 41,625 shares for $4,995. Another Application Form is included for your convenience.

***For complete details please read the information posted on 2nd June, 2003.***
If you have any questions or wish to check your shareholding, please phone
**Sonia Richardson or Roslynn Shand** on **07 3870 8000**.

Please respond promptly as the offer must close. Payment can be made by cheque or Visa/Mastercard/Bankcard. If you are missing any of the paperwork please ring and details can be sent out immediately. Thank you for your continued support.

Regards

Mark Lynch
Managing Director

Charters Towers Gold Mines Limited
ACN 060 397 177
19 Lang Parade
PO Box 1909,
Milton Qld 4064
Australia
Tel: 07 3870 8000
Fax: 07 3870 8111
e-mail: info@ctgold.com.au
web: www.ctgold.com.au

enc

The Australian Stock Exchange Limited
Level 5, 20 Bond Street, Sydney NSW 2000

***FOR IMMEDIATE RELEASE***

CHARTERS TOWERS GOLD

**26 June 2003**

## TRANSFIELD SERVICES GOLD DEAL

Charters Towers Gold Mines Limited (ASX code 'CTO') and Transfield Services Limited (ASX code 'TSE') have entered a Heads of Agreement to establish an alliance contract for Transfield Services to provide project management services associated with the development of the giant Charters Towers goldfield.

CTGM believes this alliance will bring a level of management and systems sophistication not normally seen in underground mining. CTGM has developed the innovative GoldTec Mining System that is to be used as part of the deep underground development of several major mines at Charters Towers. Implementation of this innovation will draw on Transfield Services skills in detailed logistics planning of people, materials and equipment, together with execution of works by sub-contractors.

An attraction of the Charters Towers Gold project for Transfield Services would be the potential to manage a large gold project and deliver mining systems, including "robotic" type processes, using CTGM's innovative mining approach.

Transfield Services has extensive experience at successfully implementing leading technologies and project managing the completion of projects on time and within budget. Transfield Services is a leading provider of maintenance services in the mining and other heavy industry sectors. Their expertise is currently engaged by major corporations, including WMC Resources.

Under CTGM's Gold Production Plan the first 1 million ounces of gold production will require capital development works budgeted at A$129 million plus operating costs totalling $236 million over the initial seven years. Over this period the project revenue would be $600 million, at a gold price of A$600/oz.

CTGM expects gold production in the first full year to be 50,000 ozs, building up to 250,000 ozs/pa by Year 5, when all 4 mines are developed to gold production. Funding negotiations are continuing with several Joint Venture parties.

CTGM will maintain a core management and geological team. This team will specialise in growing the company's gold resources whilst utilising the project management experience and skills of the professional Transfield Services team. This heads of agreement to establish an alliance is a further step toward a prompt and sustained move into gold production and the profitable development of the rich goldfield CTGM controls.

Roslynn Shand
Company Secretary
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: 07 3870 8000 fax: 07 3870 8111
Email: brisbane@ctgold.com.au web: www.ctgold.com.au

# APPLICATION FORM (Extended)
## JUNE 2003 Share Purchase Plan

CHARTERS TOWERS GOLD

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Charters Towers Gold Mines Limited ACN 060 397 177** (CTGM) share purchase plan and agree to be bound by the constitution of CTGM in respect of such shares issued to me/us. **Please insert details below:-**

| | |
|---|---|
| **SURNAME/LAST NAME or COMPANY NAME** | **MR MRS MS MISS** |
| **GIVEN/FIRST NAMES** | **(ACN if Company)** |
| **ADDRESS IN FULL** | |

| **STATE** | **POSTCODE** | **DAYTIME TELEPHONE NUMBER** | **HIN / SRN No. (if known)** |
|---|---|---|---|
| | | ( ) | |

**Please 'X' one option box only**

| | | | |
|---|---|---|---|
| ☐ | Option A | 41,625 shares | **$4,995.00** |
| ☐ | Option B | 25,000 shares | **$3,000.00** |
| ☐ | Option C | 12,500 shares | **$1,500.00** |
| ☐ | Option D | 4,200 shares | **$504.00** |

**THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:**
- **your application for shares under the terms of the CTGM share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the December 2002 SPP does not exceed $5,000.**

**METHOD OF PAYMENT ( 'X' appropriate box)**

☐ Cheque – please make cheque payable to **Charters Towers Gold Mines Share Purchase Plan**.

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** | |
|---|---|---|---|
| **Amount $A:** $ | **Card Type:** | **Expiry Date:** __ __ / __ __ | **Signature:** |

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTGM in Brisbane by – EXTENDED OFFER CLOSES 5pm on 11 July 2003.**

**Postal Address:** Charters Towers Gold Mines Ltd
PO Box 1909
MILTON QLD 4064 Australia

**Hand Delivery:** Charters Towers Gold Mines Ltd
19 Lang Parade
MILTON QLD 4064

***If you are unsure of how to complete this application form, please contact***
***Brisbane Office: Roslynn Shand phone 07 3870 8000 (fax 07 3870 8111)***

Please note that if the company receives applications for shares pursuant to the CTGM share purchase plan which will cause it to exceed the limit of new issues set out in Listing Rule 7.1, then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the Plan are not included in the 15% rule.

# JUNE 2003
# SHARE PURCHASE PLAN
# TERMS AND CONDITIONS

### Participation in the Plan

Participation in the Charters Towers Gold Mines Limited Share Purchase Plan (*"Plan"*) is open to all shareholders who, subject to the paragraph below, as at the close of business on 28 May 2003, are registered as holders of fully paid ordinary shares (*"Shares"*) in Charters Towers Gold Mines Limited (*"Company"*) and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time (*"Eligible Shareholders"*). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person (*"Beneficiary"*), the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the *"Plan Documents"*).

### Offers not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

### Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 41,625 fully paid ordinary shares for $ 4,995.00
- **Option B** - Purchase 25,000 fully paid ordinary shares for $ 3,000.00
- **Option C** - Purchase 12,500 fully paid ordinary shares for $ 1,500.00
- **Option D** – Purchase 4,200 fully paid ordinary shares for $ 504.00

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in December 2002 (**"Dec 2002 SPP"**), the number of Shares that can be applied for under this Plan is limited to the number of Shares determined by the following equation:-

**Shares = $\frac{\text{5,000 less dollar amount subscribed under the Dec 2002 SPP}}{0.12}$**

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the Dec 2002 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

### Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 11 July, 2003.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

### Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

### Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

### Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

### Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

### Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that it has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

  does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
  (i) the shares or interests the subject of the application; and
  (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application,

  does not exceed A$5,000.

CHARTERS TOWERS GOLD MINES LIMITED
ACN 060 397 177

# Transfield Services Gold Deal

**Document date:** Thu 26 Jun 2003 **Published:** Thu 26 Jun 2003 11:36:45
**Document No:** 299088 **Document part:** A
**Market Flag:** Y
**Classification:** Other

CHARTERS TOWERS GOLD MINES LIMITED 2003-06-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Charters Towers Gold Mines Limited (ASX code 'CTO') and Transfield Services Limited (ASX code 'TSE') have entered a Heads of Agreement to establish an alliance contract for Transfield Services to provide project management services associated with the development of the giant Charters Towers goldfield.

CTGM believes this alliance will bring a level of management and systems sophistication not normally seen in underground mining. CTGM has developed the innovative GoldTec Mining System that is to be used as part of the deep underground development of several major mines at Charters Towers. Implementation of this innovation will draw on Transfield Services skills in detailed logistics planning of people, materials and equipment, together with execution of works by sub-contractors.

An attraction of the Charters Towers Gold project for Transfield Services would be the potential to manage a large gold project and deliver mining systems, including "robotic" type processes, using CTGM's innovative mining approach.

Transfield Services has extensive experience at successfully implementing leading technologies and project managing the completion of projects on time and within budget. Transfield Services is a leading provider of maintenance services in the mining and other heavy industry sectors. Their expertise is currently engaged by major corporations, including WMC Resources.

Under CTGM's Gold Production Plan the first 1 million ounces of gold production will require capital development works budgeted at A$129 million plus operating costs totalling $236 million over the initial seven years. Over this period the project revenue would be $600 million, at a gold price of A$600/oz.

CTGM expects gold production in the first full year to be 50,000 ozs, building up to 250,000 ozs/pa by Year 5, when all 4 mines are developed to gold production. Funding negotiations are continuing with several Joint Venture parties.

CTGM will maintain a core management and geological team. This team will specialise in growing the company's gold resources whilst utilising the project management experience and skills of the professional Transfield Services team. This heads of agreement to establish an alliance is a further step toward a prompt and sustained move into gold production and the profitable development of the rich goldfield CTGM controls.

Roslynn Shand
COMPANY SECRETARY
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: 07 3870 8000 fax : 07 3870 8111
Email: brisbane@ctgold.com.au web: www.ctgold.com.au

# Results of General Meeting

**Document date:** Tue 24 Jun 2003 **Published:** Tue 24 Jun 2003 17:23:49
**Document No:** 298926 **Document part:** A
**Market Flag:** N
**Classification:** Results of Meeting

CHARTERS TOWERS GOLD MINES LIMITED 2003-06-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
The outcome of the resolution put to shareholders at the General Meeting of Charters Towers Gold Mines Limited (CTO) held Friday 20 June 2003 together with the information required by section 251AA of the Corporations Act is:

BUSINESS

ORDINARY BUSINESS

1. RATIFICATION OF ISSUE OF SHARES

Outcome: resolution passed unanimously

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 62,965,381.

The total number of proxy votes in respect of which the appointments specified that:
(a) the proxy was to vote for the resolution was 4,821,810
(b) the proxy was to vote against the resolution was 192
(c) the proxy was to abstain on the resolution was 48
(d) the proxy could vote at the proxy's discretion was 58,143,331

R Shand
COMPANY SECRETARY

ph +61 7 3870 8000
fax +61 7 3870 8111
email info@ctgold.com.au
website: www.ctgold.com.au

## Share Purchase Plan June 2003 Offer



**Document date:** Mon 02 Jun 2003 **Published:** Mon 02 Jun 2003 17:15:51
**Document No:** 297244 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other , Letter to Shareholders - Other

CHARTERS TOWERS GOLD MINES LIMITED 2003-06-02 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
A copy of the full announcement is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

2 June 2003

Dear Shareholder

**Share Purchase Plan 'June 2003' Offer**

**Special Offer** - We are inviting **SHAREHOLDERS** to purchase a limited number of shares again under a Share Purchase Plan ("June 2003 Plan") at a discount to the recent market price. This special benefit is only available to shareholders for a **limited time**.

Shares obtained under a CTGM share purchase plan can be very profitable with shareholders who took up shares under the December 2002 plan showing a price gain of about 85% in 6 months.

You can subscribe **up to a maximum** of $5,000 in new fully paid ordinary shares, **free of brokerage and commission**. If you purchased shares in the **December 2002** share purchase plan then you can only top-up to the annual maximum of $5,000.

**Do you currently hold less than 3,850 shares?** If yes, then based on the closing share price on 28 May 2003 you hold less than a marketable parcel. Under this Plan, you can **top-up your holding** at a favourable price, **without brokerage fees or stamp duty**.

The shares are offered at 12 cents each, with four choices –

- **Option A** 41,625 shares for **$4,995.00**
- **Option B** 25,000 shares for **$3,000.00**
- **Option C** 12,500 shares for **$1,500.00**
- **Option D** 4,200 shares for **$ 504.00**

**For further important information please read the reverse side of this page** and the terms and conditions of the Plan set out in the Application Form.

If you have any questions or wish to check your shareholding, phone: -

**Roslynn Shand** on **07 3870 8000**.

You do not have to apply for shares, it is entirely optional. But if an application is not made, no shares are allocated.

If you chose to acquire shares under the offer, **please respond promptly** as the offer closes on **Friday 27th June, 2003.**

Payment can be made by cheque or **Visa/Mastercard/Bankcard**. Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

Regards

Mark Lynch
Managing Director

Charters Towers Gold Mines Limited
ACN 060 397 177
19 Lang Parade, Milton, Brisbane Qld 4064
PO Box 1909, Milton Qld 4064 Australia
Telephone: +61 7 3870 8000
Facsimile: +61 7 3870 8111
e-mail: info@ctgold.com.au
web site: www.ctgold.com.au

- **Offer price**

  The subscription price under the share purchase plan (**Plan**) has been set at $0.12 cents per share. This represents a discount to the average closing market price of Charters Towers Gold Mines Ltd (**CTGM**) shares over the five days up to and including the record date of 28 May 2003.

- **How much can you invest under this Plan?**

  - **Option A** 41,625 shares for $4,995.00
  - **Option B** 25,000 shares for $3,000.00
  - **Option C** 12,500 shares for $1,500.00
  - **Option D** 4,200 shares for $504.00

- **Share Purchase plan issued December 2002**

  **IMPORTANT: If you purchased CTGM shares in the December 2002 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the December 2002 SPP.**

- **When does the offer close?**

  Offer closes at 5pm on Friday 27th June 2003.

- **How do you apply for shares in this offer?**

  Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed coloured **APPLICATION FORM**.

  - tick the box beside the number of shares you want to buy. **Tick only one box**.
  - complete payment section – cheque payable to "Charters Towers Gold Mines Share Purchase Plan" **OR** complete and **SIGN** the credit card section (Visa, Mastercard or Bankcard).
  - write your daytime telephone number - just in case we have any questions.
  - send your application form and payment (allowing enough time for mail delivery) so that CTGM receives them in Brisbane by 5.00pm no later than Friday 27 June 2003.
  - you DO NOT need to sign the application form.

  For further information contact the Company Secretary:- **Roslynn Shand** on **07 3870 8000**

- **What will the funds be used for?**

  Funds raised from the allotment of shares issued under the Plan will be used for working capital purposes and to advance the goal of gold production.

- **Important consideration**

  The market price of CTGM shares could fall between the date of this offer and the time that CTGM issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.12) may be more than the price you would pay to buy CTGM shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through CTGM's website, **www.ctgold.com.au** and in the financial pages of major newspapers.

  Before you apply for shares under this offer, if you are at all unsure about any aspect of this offer, CTGM recommends you seek financial advice.

- **Can you be certain that your application will be successful?**

  If CTGM receives applications for shares pursuant to the Plan which if issued would in total exceed the number permitted by Listing Rule 7.1 (the 15% rule), then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 **on a first come first served basis** and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the Plan are not included in the 15% rule.

# APPLICATION FORM
## JUNE 2003 Share Purchase Plan

CHARTERS TOWERS GOLD

I/We wish to apply for the number of shares as indicated below in accordance with the terms and conditions of the **Charters Towers Gold Mines Limited ACN 060 397 177** (CTGM) share purchase plan and agree to be bound by the constitution of CTGM in respect of such shares issued to me/us. **Please insert details below:-**

| | |
|---|---|
| **SURNAME/LAST NAME or COMPANY NAME** | **MR MRS MS MISS** |
| **GIVEN/FIRST NAMES** | **(ACN if Company)** |
| **ADDRESS IN FULL** | |

| **STATE** | **POSTCODE** | **DAYTIME TELEPHONE NUMBER** | **HIN / SRN No. (if known)** |
|---|---|---|---|
| | | ( ) | |

**Please 'X' one option box only**

| | | | |
|---|---|---|---|
| ☐ | Option A | 41,625 shares | **$4,995.00** |
| ☐ | Option B | 25,000 shares | **$3,000.00** |
| ☐ | Option C | 12,500 shares | **$1,500.00** |
| ☐ | Option D | 4,200 shares | **$504.00** |

**THE RETURN OF THIS DOCUMENT WITH YOUR PAYMENT WILL CONSTITUTE:**

- **your application for shares under the terms of the CTGM share purchase plan;**
- **your certification in terms of the section of the Terms and Conditions (on the reverse of this form) entitled "Declaration & Acknowledgement", that the aggregate of the application price for the shares the subject of this application (and any other shares or interest in shares) applied for by the holder under this or the December 2002 SPP *does not* exceed $5,000.**

**METHOD OF PAYMENT ( 'X' appropriate box)**

☐ Cheque – please make cheque payable to **Charters Towers Gold Mines Share Purchase Plan**.

☐ Credit Card – please complete the following details (Mastercard, Bankcard and Visa only)

| **Cardholder's Name:** | | **Card Number:** ____ ____ ____ ____ | |
|---|---|---|---|
| **Amount $A:** $ | **Card Type:** | **Expiry Date:** __ / __ | **Signature:** |

Receipts for payment will not be issued. Cash payment will not be accepted.
The completed form should be forwarded together with your payment in the enclosed reply envelope, and **must reach CTGM in Brisbane by – OFFER CLOSES 5pm on 27 June 2003.**

**Postal Address:** Charters Towers Gold Mines Ltd
PO Box 1909
MILTON QLD 4064 Australia

**Hand Delivery:** Charters Towers Gold Mines Ltd
19 Lang Parade
MILTON QLD 4064

***If you are unsure of how to complete this application form, please contact***

***Brisbane Office: Roslynn Shand phone 07 3870 8000 (fax 07 3870 8111)***

Please note that if the company receives applications for shares pursuant to the CTGM share purchase plan which will cause it to exceed the limit of new issues set out in Listing Rule 7.1, then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1, on a first come first served basis and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the Plan are not included in the 15% rule.

# JUNE 2003
# SHARE PURCHASE PLAN
# TERMS AND CONDITIONS

CHARTERS TOWERS GOLD

### Participation in the Plan

Participation in the Charters Towers Gold Mines Limited Share Purchase Plan (*"Plan"*) is open to all shareholders who, subject to the paragraph below, as at the close of business on 28 May 2003, are registered as holders of fully paid ordinary shares (*"Shares"*) in Charters Towers Gold Mines Limited (*"Company"*) and whose registered address is in Australia, New Zealand or any other jurisdiction as determined by the directors of the Company from time to time (*"Eligible Shareholders"*). If an offer is made to a shareholder in a jurisdiction outside Australia or New Zealand which would breach the laws of that jurisdiction, the offer is sent for information purposes only and may not be accepted.

Where a shareholder is expressly noted on the Company's register of members as a trustee or nominee on account of another person (*"Beneficiary"*). the Beneficiary will be deemed to be the Eligible Shareholder and an acceptance of the offer and subsequent issue of Shares will be deemed to be made by or to the Beneficiary.

Participation in an offer made pursuant to the Plan is optional and is subject to these terms and conditions, the application form and the terms and conditions set out in the letter of offer to shareholders to which these terms and conditions are attached (together the *"Plan Documents"*).

### Offers not renounceable

Offers made under the Plan are not renounceable. This means that shareholders cannot transfer their right to purchase Shares under this offer to another person.

### Investment in the Offer

If you are an Eligible Shareholder you can elect to participate in the offer by selecting one of the following four options:

- **Option A** - Purchase 41,625 fully paid ordinary shares for $ 4,995.00
- **Option B** - Purchase 25,000 fully paid ordinary shares for $ 3,000.00
- **Option C** - Purchase 12,500 fully paid ordinary shares for $ 1,500.00
- **Option D** – Purchase 4,200 fully paid ordinary shares for $ 504.00

HOWEVER if an Eligible Shareholder participated in the Company's Share Purchase Plan in December 2002 (**"Dec 2002 SPP"**), the number of Shares that can be applied for under this Plan is limited to the number of Shares determined by the following equation:-

$$\text{Shares} = \frac{\text{5,000 less dollar amount subscribed under the Dec 2002 SPP}}{0.12}$$

The maximum amount which can be applied for under this offer (being $5,000 less any amount subscribed for under the Dec 2002 SPP) applies even if an Eligible Shareholder receives more than one offer or receives the offer as a joint holder of shares. If an offer is received by a shareholder who is expressly noted on the Company's register of members as a trustee or nominee on account of a Beneficiary, then any Shares issued in relation to that offer will not be included in calculating the maximum number of shares that may be applied for by that shareholder, but will be included in calculating the maximum number of Shares that can be applied for by the Beneficiary.

### Acceptance and Payment

To accept an offer, a correctly completed application form together with the appropriate payment as set out in the Plan Documents must be sent so as to reach the Company's registered office in **Brisbane by 5 pm on 27June, 2003.**

If the payment received from the Eligible Shareholder is not for the exact amount required to buy the number of Shares the Eligible Shareholder elected to purchase under the Plan, the Company reserves the right not to accept the payment. In these circumstances, the Company will return the Eligible Shareholder's application form and cheque or refund any other payment. If the Company does that, those Shares will not be issued to the Eligible Shareholder.

### Allotment

Shares will be allotted under the Plan as soon as practicable after the closing date for the offer.

Shares allotted under the Plan will rank equally in all respects with existing fully paid ordinary shares in the Company and therefore will carry the same voting rights, dividend rights and other entitlements.

A holding statement (or other applicable evidence of title) will be issued in respect of Shares allotted under the Plan.

The Company will apply for Shares allotted under the Plan to be quoted on the Australian Stock Exchange Limited.

### Other costs of participation

No brokerage, commission, stamp duty or other transaction costs (as applicable) will be payable by shareholders in respect of the application for, and allotment of, Shares under the Plan.

Shareholders resident in countries other than Australia who are eligible to participate in the Plan are responsible for obtaining any approvals from the relevant authorities for the acceptance of, and payment for, the offer.

### Modification of the Plan

The directors of the Company may resolve to change the terms and conditions of this Plan from time to time. The Company reserves the right to issue fewer Shares than an Eligible Shareholder applied for under the Plan (or none at all) if it believes that the allotment of those Shares would contravene any law or rules of any stock exchange on which the Company Shares are listed.

### Dispute Resolution

The Company may settle in any manner it thinks fit any disputes or other matters which may arise in connection with the Plan, whether generally or in relation to any particular participant, application or share. The decision of the Company shall be conclusive and binding on all participating shareholders and other persons to whom the determination relates.

The Company reserves the right to waive compliance with any provision of these terms and conditions

### Declaration & Acknowledgment

By forwarding and completing this application form, each shareholder:

(a) acknowledges that it has read and understood the terms and conditions of the Plan;

(b) certifies that (except where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the shareholder under the Plan or any similar plan operated by the Company in the 12 months prior to the application,

   does not exceed A$5,000; and

(c) certifies that (where shares are held as trustee or nominee on account of a beneficiary which is expressly noted on the Company's register of members ('Beneficiary')) the aggregate of the application price for:
   (i) the shares or interests the subject of the application; and
   (ii) any other shares or interests in the class applied for by, or on behalf of, the Beneficiary under the Plan or any similar plan in the 12 months prior to the application,

   does not exceed A$5,000.

CHARTERS TOWERS GOLD MINES LIMITED
ACN 060 397 177

# Appendix 3B - Working Capital

**Document date:** Fri 30 May 2003 **Published:** Fri 30 May 2003 17:50:43
**Document No:** 297124 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2003-05-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | 1&2 Ordinary Shares fully paid<br><br>3 Options exercisable at Ten (10) cents each within 12 months of the date of allotment |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 1 2,800,000 (Two million eight hundred thousand) shares<br><br>2 45,000 (Forty five thousand) shares<br><br>3 2,800,000 (Two million eight hundred thousand) options |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | 1&2 Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares<br><br>3 Options (unlisted) exercisable at Ten (10) cents each within 12 months from |

| | |
|---|---|
| | the date of allotment (by 30/05/2004) |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes - shares |
| If the additional securities do not rank equally, please state:<br>* the date from which they do<br>* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Options not listed, rank equally when exercised into shares |
| 5. Issue price or consideration | 1 10 cent placement<br>2 8 cents exercise of options<br>3 Option exercisable at 10 cents per option |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 30/05/2003 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 317,013,299 | Ordinary fully paid shares |

| | NUMBER | CLASS<br>OPTIONS EXPIRING |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 9,913,485 | 09/12/2003 |
| | 1,070,000 | 17/03/2004 |
| | 2,800,000 | 30/05/2004 |
| | 13 | million<br>01/01/2005 |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in

respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
30/05/2003

# Notice of General Meeting

**Document date:** Wed 21 May 2003 **Published:** Wed 21 May 2003 17:04:36
**Document No:** 296290 **Document part:** A
**Market Flag:** N
**Classification:** Proxy Form , Notice of General Meeting



CHARTERS TOWERS GOLD MINES LIMITED 2003-05-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
GENERAL MEETING - 20 JUNE 2003 AT THE MUSEUM OF SYDNEY

Please find enclosed Notice of General Meeting and Proxy form.

The meeting has been called to approve the prior allotment and issue of 27,477,324 fully paid ordinary shares in the capital of the company. The shares were principally those allotted to the many shareholders who took up their entitlements under the December 2002 Share Purchase Plan.

I trust you will vote in favour of this resolution.

After the formal meeting there will be a presentation by Christopher Towsey, General Manager Mining and Exploration, on developments at Charters Towers. In particular shareholders will have an opportunity to discuss exciting developments outlined in the recent Quarterly Activities Report.

On a lighter note, we are taking the opportunity to experience a different meeting venue. The Museum of Sydney is built on the site where in 1788 Governor Arthur Phillip built the first Government House - the home, offices and seat of authority for the first nine Governors of New South Wales.

I look forward to your continued support and seeing you on Friday the 20th of June.

Mark Lynch
MANAGING DIRECTOR

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a General Meeting of Charters Towers Gold Mines Limited will be held at the AGL Theatre, Museum of Sydney, Cnr Phillip & Bridge Streets, Sydney on Friday 20 June 2003 at 11.30am.

ORDINARY BUSINESS

To consider, and if thought fit, pass the following Resolution:

1. RATIFICATION OF ISSUE OF SHARES

For the purposes of ASX Listing Rule 7.4 and for all other purposes.

"The shareholders ratify the prior allotment and issue of 27,477,324 fully paid ordinary shares in the capital of the Company."

Details of the prior share allotments and issues are set out in the explanatory statement appearing on the reverse side of this Notice.

Voting Exclusion Statement: The Company will disregard any votes cast on the resolution by any of the persons to whom shares were issued on the date of issue set out in the Explanatory Statement or any associate of such person. However, the Company need not disregard a vote if it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

PROXIES: Any member entitled to attend and vote may appoint a proxy to attend and vote an the member's behalf. A proxy need not be a member of the Company. A proxy form is enclosed. If it is used it must be lodged at the Brisbane office of the Company not less than 48 hours before the time fixed for the meeting.

A full copy of this announcement, including Explanatory Statement, is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

---

# Escrow Shares

**Document date:** Wed 14 May 2003 **Published:** Wed 14 May 2003 14:07:50
**Document No:** 295687 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2003-05-14 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
The Vendor securities totalling 24,625,000 shares in the company which were escrowed for a period of 12 months from 12 April 2002 have now been released from escrow.

Detailed information on the company can be found on our web site www.ctgold.com.au.

Roslynn Shand
COMPANY SECRETARY
Charters Towers Gold Mines Limited
19 Lang Parade
GPO Box 1909
Milton, Brisbane, 4064, Queensland
Australia

Tel: +61 7 3870 8000
Fax: +61 7 3870 8111
Email: info@ctgold.com.au
Web: www.ctgold.com-au

---

# Third Quarter Activities Report

**Document date:** Wed 30 Apr 2003 **Published:** Wed 30 Apr 2003 15:46:31
**Document No:** 294396 **Document part:** A
**Market Flag:** Y
**Classification:** Third Quarter Activities Report



CHARTERS TOWERS GOLD MINES LIMITED 2003-04-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
HIGHLIGHTS

* Warrior East First Mine
* Sunburst Deep Mine
* First in Dubai
* A$151M Gold Plan Negotiations
* Mine Open Day

GENERAL

This Quarter was a very busy period with further planning and detailed negotiations with short-listed contractors and development partners for the recommencement of gold production.

Negotiations are being finalised with the major project management contractor to develop and manage the mining operations for the four mines to be developed at Charters Towers. This step will generate an alliance with an established and experienced project manager.

GOLD PRODUCTION PLAN

The Warrior East mine has been selected for rapid gold production, followed by the Sunburst area. The Warrior East area is about 5 kilometres southwest of the city and will be accessed by a new 900m decline from the area of the Washington open pit. The Sunburst mine, located adjacent to the Brilliant mine, will be accessed by an extension of the existing Central Decline under the eastern edge and outskirts of the city.

Detailed production planning is well advanced, and a geological and risk assessment of the decline path for the Warrior Decline is complete. Indications are that the good Charters Towers ground conditions prevail in this area.

Mine concept design and planning was completed for the Sunburst mine, outlining the decline path, development drives and ventilation circuit.

Detailed mine plans have been drawn up for Warrior East and Sunburst, laying out the access, exploration and production drives, escapeways, drainage and ventilation connections. An experienced project management company is being considered to manage the overall project and an experienced underground mining and construction company is being considered to conduct the mining operations. Contract documents are being prepared.

Gold production from Warrior East will commence seven months after construction of the new decline begins and is scheduled to produce at 40,000 ounces per year in the first full production year. Production from the Sunburst area is scheduled to commence 11 months after the Central Decline extension commences. The initial gold production rate from Sunburst is scheduled at 40,000 ounces per year increasing to

60,000 ounces per year.

A$151M GOLD PLAN NEGOTIATIONS

Joint Venture negotiations are continuing with several parties to develop the four mines (Warrior, Sunburst, Brilliant and Goldtec) through 50:50 joint ventures.

The joint venture for the Warrior mine requires A$5 million 'farm-in' development capital. The combined Warrior and Sunburst mines require A$32.9 million expenditure for a sustainable gold production rate of 80,000 ounces per year. The mining head-grade would be 13g/t with a budgeted cash operating cost of A$236 per ounce.

The development capital of A$151 million over four years required for all four mines, to move to a production rate of 250,000 ounces of gold per year, is also under negotiation. This is in keeping with the Gold Production Plan released last September. At full production the cash costs are budgeted at A$217 per ounce.

We expect to make a further announcement about these negotiations in the near term.

MORE TO FOLLOW

# Third Quarter Activities Report

**Document date:** Wed 30 Apr 2003 **Published:** Fri 02 May 2003 18:25:40
**Document No:** 294396 **Document part:** B
**Market Flag:** Y
**Classification:** Third Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-04-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

EXPLORATION

Geological activities during the quarter were focused on mine design work, risk assessment and planning for the resumption of gold production, regional evaluation of new targets and drilling of the Option Area (see below).

CTGM has applied for additional exploration areas surrounding the main central goldfield. The recent application for two additional Exploration Permits for Minerals Numbers EPMA 13931 and EPMA 13932 are waiting on processing by the Queensland Government. These applications cover an area of about 216 square kilometres.

Reinterpretation of the 1987 aerial magnetic and radiometric images over EPM 8150, 8563, 8564, 10593, 10861, 11067 and 13106 is well advanced. This work is to define subsurface extensions of known mineralisation, delineate new sub-parallel structures and define drill targets.

SRK Consulting have submitted a proposal to construct a three dimensional 1:500 scale model of the mine workings to facilitate mine design and exploration work on the mining projects. SRK personnel have specialist experience in large mine model construction. The model would use CTGM's detailed and proprietary computer database of the historic mine workings that produced the majority of the past 6.6 million ounces of gold. This database was compiled off the original mine and government operating survey plans.

The proposed huge model would be about 10 metres in length, representing the East to West strike length of the gold reef system. The model would be about 5 metres width, to cover the main City lodes for about 2.5 kilometres, and 3 metres high to include the existing deep gold reef drilling near 1300 metres deep. This deep drilling forms part of the 1 million ounces of drilled gold resources (3.3Mt @ 9g/t in Inferred Mineral Resource) within the Gold Production Plan, which identified a potential of 15 million ounces.

At the end of March 2003, CTGM had completed 1100 drill holes totalling 92,672 metres, comprising 79,245 metres of Reverse Circulation and percussion drilling and 13,427 metres of diamond-core drilling. Total drilling in the ore reserve database including drilling by other companies on ground held by CTGM is 1844 holes totalling 148,509m comprising 108,692m of RC and 39,817m of diamond-core.

OPTION AGREEMENT AREA

This agreement comprised Exploration Permits for Minerals and Applications for Exploration Permits on land outside of CTGM's central Charters Towers goldfield project area.

During the quarter considerable effort was applied to assessing the

area and its potential benefits to the company in the content of the Gold production Plan. It is important to note that none of the identified 15 million ounce gold resource potential was on Option area mineral tenements.

A drilling program has now been completed, with 18 holes completed totalling 2111 metres of Reverse Circulation percussion drilling.

Significant results, above 0.1g/t Au, are listed below in Table 1. As a guide, results over 0.1g/t Au are regarded as anomalous and indicating gold mineralisation, results over 1m @ 2/gt Au at depths less than 100m below surface have potential for open pit mining, and results over 1m @ 4g/t Au below 100m have potential for underground mining, subject to continuity between holes and sufficient tonnage being available for commercial operations. The Try Again and Southern Cross prospects are 10 kilometres southwest of Charters Towers and the Great Britain prospect is 3 kilometres northwest of the city.

In the absence of granted mining leases within the Option Area, a major concern is the uncertainty relating to native title and the resulting time delays to develop any areas, yet to be discovered, that may warrant development. Over the last 24 months this issue has become more uncertain and therefore the tenements are less attractive. Some of the EPM Applications within the Option area have not progressed to grant over the 24 months option period. Despite the work we have carried out over the last 24 months there have been no discoveries of a mineable deposit. The low grade of the additional Great Britain mineralisation makes this prospect less attractive to CTGM. CTGM has completed its work commitments in relation to the Option area, and have advised Glengarry Resources that CTGM does not wish to exercise the option.

TABLE 1. LIST OF REVERSE CIRCULATION PERCUSSION DRILL HOLES DRILLED DURING THE MARCH 2003 QUARTER ON THE OPTION AREA, WITH SIGNIFICANT DRILL INTERSECTIONS

| HOLE NO | LODE | EASTING mE (AMG) | NORTHING mN (AMG) | HOLE TYPE | AZIMUTH DEGREES (AMG) | DIP DEGREES | FROM m | TO m | DOWN-HOLE INTERVAL | FIRE ASSAY |
|---|---|---|---|---|---|---|---|---|---|---|
| CT662 | Try Again | 412017 | 7771751 | RC | 180 | -60 | | | 0 | |
| CT663 | Try Again West | 411550 | 7771637 | RC | 180 | -60 | 10 | 15 | 5 | 0.11 |
| CT664 | Try Again West | 411550 | 7771678 | RC | 180 | -60 | | | 0 | |
| CT665 | Try Again West | 411544 | 7771743 | RC | 180 | -60 | 60 | 62 | 2 | 0.23 |
| CT665 | | | | | | | 66 | 67 | 1 | 2.08 |
| CT665 | | | | | | | 71 | 72 | 1 | 3.68 |
| CT666 | Try Again West | 411544 | 7771760 | RC | 180 | -85 | 87 | 88 | 1 | 0.22 |
| CT667 | Try Again | 412016 | 7771801 | RC | 180 | -60 | | | 0 | |
| CT668 | Try Again | 412316 | 7771655 | RC | 210 | -60 | 46 | 47 | 1 | 5.37 |
| CT669 | Try Again | 412339 | 7771699 | RC | 210 | -60 | | | 0 | |
| CT670 | Southern Cross | 410814 | 7771525 | RC | 180 | -60 | 10 | 15 | 5 | 0.12 |
| CT671 | Southern Cross | 410811 | 7771553 | RC | 180 | -60 | 15 | 20 | 5 | 0.13 |
| CT671 | | | | | | | 30 | 31 | 1 | 0.26 |
| CT671 | | | | | | | 35 | 37 | 2 | 0.40 |
| CT672 | Southern Cross | 410807 | 7771648 | RC | 180 | -60 | 86 | 87 | 1 | 23.40 |
| CT672 | | | | | | | 87 | 89 | 2 | 0.83 |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| CT672 | | | | | | | 95 | 96 | 1 | 1.49 |
| CT673 | Southern Cross | 410810 | 7771711 | RC | 180 | -60 | 137 | 138 | 1 | 12.90 |
| CT674 | Southern Cross | 410878 | 7771661 | RC | 180 | -60 | 102 | 103 | 1 | 0.45 |
| CT675 | Southern Cross | 410878 | 7771676 | RC | 180 | -85 | | | 0 | |
| CT676 | Great Britain | 419821 | 7781226 | RC | 225 | -60 | | | 0 | |
| CT677 | Great Britain | 419750 | 7781452 | RC | - | -90 | 165 | 200 | 35 | 0.15 |
| | | | | | including | | 169 | 170 | 1 | 0.7 |
| CT678 | Great Britain | 419808 | 7781409 | RC | 225 | -70 | 140 | 200 | 60 | 0.25 |
| CT678 | | | | | including | | 164 | 167 | 3 | 1.50 |
| CT678 | | | | | | and | 196 | 198 | 2 | 9.0 |

100% CONTROL OF CENTRAL GOLDFIELD

Charters Towers Gold Mines controls this rich goldfield through adjacent and layered mineral tenements that have been diligently and persistently acquired since the company's listing in 1994.

This prime mineral tenement holding comprises 1,724 hectares of granted Mining Leases, plus 3,000 hectares of granted Mineral Development Licences, plus 216 square kilometres of granted Exploration Permits Minerals.

MORE TO FOLLOW

# Third Quarter Activities Report

**Document date:** Wed 30 Apr 2003 **Published:** Wed 30 Apr 2003 15:58:15
**Document No:** 294396 **Document part:** C
**Market Flag:** Y
**Classification:** Third Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-04-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
BRILLIANT GOLD REEF PROJECT

Work continued during the Quarter on the preparation of a new 2003 offer document to raise the remainder of funds required to complete exploration on the Brilliant Gold Reef Project sublease.

The new offer will seek to raise the balance $22.5 million and is expected to be released in the next quarter. We are still receiving very firm interest from existing and new investors regarding purchase of the new units.

HEALTH, SAFETY AND ENVIRONMENT

The company had another successful Quarter, with no serious or Lost Time Injuries reported and no reportable environmental incidents.

A new Environmental Management Overview Strategy (EMOS) for the Charters Towers Gold Project has been approved by the Environmental Protection Agency (EPA). This new EMOS replaces the three separate EMOS's that had evolved as the project expanded since 1994. In addition a single Plan of Operations, in compliance with the new EMOS, has also been approved by the EPA. The operating documents are in compliance with Queenslands stringent new Environmental Protection Act and Regulations.

These combined environmental operating documents are a major achievement for the management team at Charters Towers. Charters Towers Gold has always endorsed Queenslands high environmental standards. These new permits will streamline environmental operations and compliance for the several mines to be developed.

CORPORATE

FIRST IN DUBAI

The Premier of Queensland, the Honourable Peter Beattie announced in February from Dubai the opening of an office by Charters Towers Gold Mines in Dubai, the City of Gold. This is the first gold representative office by an Australian company and a world first for a gold mining company to open at the prestigious Gold & Diamond Park of Emmaar Properties PJSC, an expanding free trade zone in the Emirate. This office authorizes Charters Towers to sell gold in Dubai.

The Premier, Peter Beattie, commented while leading more than 30 business leaders on a 10-day trade and investment mission to India, the Middle East and Singapore that -

"This is the start of a long-term relationship between the Queensland Government and Charters Towers Gold to provide more high grade Queensland gold to the world market."

We want to be part of this dynamic and expanding marketplace and form a trade and investment alliance with a marketplace that understands the gold business.

This understanding could lead to the gradual broadening of our share register. We are considering an overseas stock exchange listing to give the company a broader capital base to facilitate the roll-out of the Gold Production Plan.

AUSTRALIAN GOLD COUNCIL

Our Chairman, John Foley, was again re-elected to the Board of the Australian Gold Council at their Annual General Meeting in April. The Council represents the Australian gold industry and encourages development and expansion of this vital Australian export industry.

CHARTERS TOWERS GOLD WEEK.

The Australia Gold Council organised Gold Week, the first national event for the industry held in mid April, which showcased the industry to investors and the public. Charters Towers Gold Mines, as a service to the regional community, opened the underground mine for visitors. Dozens of people inspected the extensive surface and underground mine infrastructure owned by CTGM, the only mine at Charters Towers to open for underground inspection.

BACKGROUND

Charters Towers Gold is a dynamic growing company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane.

The Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields identified gold resource potential of 15 million ounces.

To date CTGM has invested A$50 million redeveloping Australia's richest major goldfield.

R[illegible]ynn Shand
COMPANY SECRETARY

Charters Towers Gold Mines Limited ACN 060 397 177
19 Lang Parade,
Milton Q 4064
PO Box 1909 MILTON Q 4064
ph +61 7 3870 8000
fax +61 738708111 email. info@gold.com.au
web: www.ctgold.com.au

The following, statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Christopher Alan John Towsey is employed by CTGM as General

Manager, Mining and Exploration.

* Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

# Third Quarter Cashflow Report

**Document date:** Wed 30 Apr 2003 **Published:** Wed 30 Apr 2003 11:15:23
**Document No:** 294346 **Document part:** A
**Market Flag:** Y
**Classification:** Third Quarter Cashflow Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-04-30 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 5B
MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

| ABN | Quarter ended ("current quarter") |
|---|---|
| 30 060 397 177 | 31/03/2003 |

CONSOLIDATED STATEMENT OF CASH FLOWS

| | | Current Quarter AUD'000 | Year to date (9 months) AUD'000 |
|---|---|---|---|
| | **Cash flows related to operating activities** | | |
| 1.1 | Receipts from product sales and related debtors | - | 201 |
| 1.2 | Payments for | | |
| | (a) exploration and evaluation | (165) | (677) |
| | (b) development | - | (192) |
| | (c) production | - | - |
| | (d) administration | (1,223) | (2,472) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | - | 2 |
| 1.5 | Interest and other costs of finance paid | (153) | (380) |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | Net Operating Cash Flows | (1,541) | (3,518) |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | (27) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | Net investing cash flows | 0 | (27) |
| 1.13 | Total operating and investing cash flows | (1,541) | (3,545) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 2,108 | 3,337 |

| | | | |
|---|---|---|---|
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | 127 |
| 1.17 | Repayment of borrowings | (641) | (791) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (provide details if material) | - | - |
| | Net financing cash flows | 1,467 | 2,673 |
| | Net increase (decrease) in cash held | (74) | (872) |
| 1.20 | Cash at beginning of quarter/ year to date | 404 | 1,202 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 330 | 330 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 106 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 7,490 | 7,490 |
| 3.2 | Credit standby arrangements | Nil | Nil |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER

| | | AUD'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 100 |
| | Total | 200 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 330 | 404 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (Held by Third Parties) | - | - |
| | Total: cash at end of quarter (item 1.22) | 330 | 404 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | Nil | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | Nil | - | - | - |

I[illegible]ED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Total Number | Number quoted | Issue price per security (see note 3) (cents) | Amount Paid-up per security (see note 3) (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | Nil | - | - | - |
| 7.2 Changes during quarter (a) increases through issues (b) decreases through returns of capital buybacks, | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| redemptions | - | - | - | - |
| 7.3 Ordinary securities | 314,168,299 | 314,168,299 | - | - |
| 7.4 Changes during quarter<br>(a) increases through issues | 27,477,324<br>1,518,750 | 27,477,324<br>1,518,750 | 7.5<br>8 | 7.5<br>8 |
| (b) decreases through returns of capital buybacks | - | - | - | - |
| 7.5 Convertible debt securities (description) | - | - | - | - |
| 7.6 Changes during quarter<br>(a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 13,000,000 | Nil | 15 | 01/01/2005 |
| | 9,958,485 | Nil | 8 | 09/12/2003 |
| | 1,070,000 | Nil | 8 | 17/03/2004 |
| 7.8 Issued during quarter | 1,070,000 | Nil | 8 | 09/12/2003 |
| 7.9 Exercised during quarter | 448,750 | - | 8 | - |
| 7.10 Expired during quarter | Nil | - | - | - |
| 7[illegible] Debentures (totals only) | Nil | - | | |
| 7.12 Unsecured notes (totals only) | Nil | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R J shand Date: 30/04/2003
COMPANY SECRETARY

# Appendix 3B - For working capital

**Document date:** Wed 19 Mar 2003 **Published:** Tue 25 Mar 2003 09:15:57
**Document No:** 291198 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-19 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Options exercisable at 8 cents from date of allotment (17/03/2003) |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 1,070,000 (one million and seventy thousand) options |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Options (unlisted) ex at 8c within 12 months from date of allotment (17/03/2003) |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities<br><br>If the additional securities do not rank equally, please | Options not listed, rank equally when exercised into shares |

state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — Options exercisable at 8 cents per option

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Working capital

7. Dates of entering securities into uncertified holdings or despatch of certificates — 17 March 2003

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 314,168,299 | Ordinary fully paid shares |

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 13,000,000 | Options expiring 01/01/2005 |
| 9,958,485 | Options expiring 09/12/2003 |
| 1,070,000 | Options expiring 17/03/2004 |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — No change in the dividend policy of the company since the last published accounts

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
19/03/2003

# Appendix 3B - Working Capital

**Document date:** Tue 18 Mar 2003 **Published:** Mon 24 Mar 2003 12:18:32
**Document No:** 291088 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 1,518,750 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 8 cents - placement & exercise of options

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Working capital

7. Dates of entering securities into uncertified holdings or despatch of certificates — 17/03/2003

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 314,168,299 | Ordinary fully paid shares |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 13million | Options expiring 01/01/2005 |
| | 9,958,485million | options expiring 09/12/2003 |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — No change in the dividend policy of the company since the last publised accounts

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
DIRECTOR/COMPANY SECRETARY
18/03/2003

## Change of Director`s Interest Notice x2

**Document date:** Tue 18 Mar 2003 **Published:** Tue 25 Mar 2003 11:54:58
**Document No:** 291075 **Document part:** A
**Market Flag:** N
**Classification:** Change of Director's Interest Notice

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-18 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
CHANGE OF DIRECTOR'S INTEREST NOTICE

| | |
|---|---|
| Name of Company | Charters Towers Gold Mines Limited |
| ABN | 30 060 397 177 |

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 20[illegible] of the Corporations Act.

| | |
|---|---|
| Name of Director | John Joseph Foley |
| Date of last notice | 08/01/2002 |

Part 1 - Change of director's relevant interests in securities

| | |
|---|---|
| Direct or indirect interest | Direct<br>Indirect |
| Nature of indirect interest (including registered holder) | Spouse - Sherien Foley<br>Director - Share the Dream P/L<br>Galway Corporation P/L |
| Date of change | 17/03/2003 |
| No. of securities held prior to change | 3,758,037 ordinary shares<br>5 million options (expiring 01/01/2005) |
| Class | Ordinary shares |
| Number Acquired | 266,664 |
| Number disposed | Nil |
| Value/consideration | 7.5 cents per share |
| No. of securities held after change | 4,024,701 |
| Nature of change | Share Purchase Plan |

Part 2 - Change of director's relevant interests in contracts

| | |
|---|---|
| Detail of contract | Nil |

| | |
|---|---|
| Nature of direct interest | - |
| Name of registered holder (if issued securities) | - |
| Date of change | - |
| No. and class of securities to which interest related prior to change | - |
| Interest Acquired | - |
| Interest disposed | - |
| Value/consideration | - |
| Interest after change | - |

CHANGE OF DIRECTOR'S INTEREST NOTICE

| | |
|---|---|
| Name of Company | Charters Towers Gold Mines Limited |
| ABN | 30 060 397 177 |

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Mark James Lynch |
| Date of last notice | 08/01/2002 |

Part 1 - Change of director's relevant interests in securities

| | |
|---|---|
| Direct or indirect interest | Direct<br>Indirect |
| Nature of indirect interest (including registered holder) | Spouse - Susan Lynch<br>Children - James Lynch<br>Christopher Lynch |
| Date of change | 17/03/2003 |
| No. of securities held prior to change | 968,894 ordinary shares<br>8 million options (expiring 01/01/2005) |
| Class | Ordinary shares and options |
| Number Acquired | 266,664 |
| Number disposed | Nil |
| Value/consideration | 7.5 cents per share |
| No. of securities held after change | 1,235,558 |

| | |
|---|---|
| Nature of change | Share Purchase Plan |

Part 2 - Change of director's relevant interests in contracts

| | |
|---|---|
| Detail of contract | Nil |
| Nature of direct interest | - |
| Name of registered holder (if issued securities) | - |
| Date of change | - |
| No. and class of securities to which interest related prior to change | - |
| Interest Acquired | - |
| Interest disposed | - |
| Value/consideration | - |
| Interest after change | - |

## Appendix 3B - Working Capital

**Document date:** Tue 18 Mar 2003 **Published:** Tue 25 Mar 2003 11:57:26
**Document No:** 291072 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 2,022,624 (two million and twenty two thousand six hundred and twenty four) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | 7.5 cents - shareholder share purchase plan and placement | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 17 March 2003 | |
| | **NUMBER** | **CLASS** |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 312,649,549 | Ordinary fully paid Shares |
| | **NUMBER** | **CLASS** |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 13 | million options Options expiring 1 January 2005 |
| | 10,407,235 | million options Options expiring 9 December 2003 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividends policy of the company since the last published accounts. | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
18/03/2003

# Amended Directors' Report

**Document date:** Tue 18 Mar 2003 **Published:** Thu 20 Mar 2003 18:26:01
**Document No:** 291013 **Document part:** A
**Market Flag:** N
**Classification:** Half Yearly Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-18 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Attached please find the amended Directors' Report. There was a typographical error in the date, which showed the year as "2002". This has now been amended to the correct date of "2003".

R Russell
CORPORATE ACCOUNTANT

A copy of the full announcement is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

## Half Year Directors` Statement



**Document date:** Tue 18 Mar 2003 **Published:** Thu 20 Mar 2003 19:33:44
**Document No:** 291001 **Document part:** A
**Market Flag:** N
**Classification:** Half Year Directors' Statement

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-18 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
A copy of the full announcement, including Half Year Directors' Statment is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

## Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Fri 14 Mar 2003 13:09:24
**Document No:** 290613 **Document part:** A
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Audit Review

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 4B
HALF YEARLY REPORT

Name of entity
Charters Towers Gold Mines Limited

| ACN, ARBN, ABN or ARSN | Half yearly (tick) | Preliminary final (tick) | Half/Financial Year ended ('current period') |
|---|---|---|---|
| 3[illegible]60 397 177 | X | | 31/12/2002 |

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

| | | | AUD000 |
|---|---|---|---|
| Revenues from ordinary activities (item 1.1) | down | 98.2% to | 20 |
| Profit (loss) from ordinary activities after tax attributable to members (item 1.22) | down | 50.3% to | (2,522) |
| Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d)) | loss | of | (2,522) |
| Net profit (loss) for the period attributable to members (item 1.11) | up/down | 50.3% to | (2,522) |

| DIVIDENDS (DISTRIBUTIONS) | AMOUNT PER SECURITY (cents) | FRANKED AMOUNT PER SECURITY (cents) |
|---|---|---|
| Final dividend (Preliminary final report only - item 15.4) | | |
| Interim dividend (Half yearly report only - item 15.6) | Nil | Nil |
| Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7) | Nil | Nil |

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

In December 2002 the Company announced a Share Purchase Plan for

existing shareholders. This plan raised total funds of
$1.95 million.

MORE TO FOLLOW

# Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 11:44:18
**Document No:** 290613 **Document part:** B
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Audit Review

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

| | | CURRENT PERIOD AUD000 | PREVIOUS CORRESPONDING PERIOD AUD000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities (see items 1.23 - 1.25) | 20 | 1,146 |
| 1.2 | Expenses from ordinary activities (see items 1.26 + 1.27) | 2,315 | 2,619 |
| 1.3 | Borrowing costs | 227 | 205 |
| 1.4 | Share of net profit (losses) of associates and joint venture entities (see item 16.7) | - | - |
| 1.5 | Profit (loss) from ordinary activities before tax | (2,522) | (1,678) |
| 1.6 | Income tax on ordinary activities (see note 4) | - | - |
| 1.7 | Profit (loss) from ordinary activities after tax | (2,522) | (1,678) |
| 1.8 | Profit (loss) from extraordinary items after tax (see item 2.5) | - | - |
| 1.9 | Net profit (loss) | (2,522) | (1,678) |
| 1.10 | Net profit (loss) attributable to outside equity interests | - | - |
| 1.11 | Net profit (loss) for the period attributable to members | (2,522) | (2,522) |
| | NON-OWNER TRANSACTION CHANGES IN EQUITY | | |
| 1.12 | Increase (decrease) in revaluation reserves | - | - |
| 1.13 | Net exchange differences recognised in equity | - | - |
| 1.14 | Other revenue, expense and initial adjustments recognised directly in equity (attach details) | - | - |
| 1.15 | Initial adjustments from UIG transitional | | |

| | | | |
|---|---|---|---|
| | provisions | - | - |
| 1.16 | Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | - | - |
| 1.17 | Total changes in equity not resulting from transactions with owners as owners | (2,522) | (2,522) |

EARNINGS PER SECURITY (EPS)

| | | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|---|
| 1.18 | Basic EPS | (0.0075) c | (0.0055) c |
| 1.19 | Diluted EPS | (0.0075) c | (0.0055) c |

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

| | | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|---|
| 1.20 | Profit (loss) from ordinary activities after tax (item 1.7) | (2,522) | (1,678) |
| 1.21 | Less (plus) outside equity interests | - | - |
| 1.22 | Profit (loss) from ordinary activities after tax attributable to members | (2,522) | (1,678) |

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)

| | | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|---|
| 1.23 | Revenue from sales or services | 18 | 1,121 |
| 1.24 | Interest revenue | 2 | 6 |
| 1.25 | Other relevant revenue | - | 19 |
| 1.26 | Details of relevant expenses | | |
| | Consultancy fees | 240 | 227 |
| | Contractors | 136 | 62 |
| | Staff Costs | 647 | 396 |
| | Mineral Tenement Charges | 153 | 127 |
| | Other expenses from ordinary activities | 739 | 1,087 |
| 1.27 | Depreciation and amortisation excluding amortisation of intangibles (see item 2.3) | 400 | 720 |

CAPITALISED OUTLAYS

| | | | |
|---|---|---|---|
| 1.28 | Interest capitalised in asset values | - | - |
| 1.29 | Outlays capitalised in intangibles (unless arising from an acquisition | - | - |

of a business)

CONSOLIDATED RETAINED PROFITS

| | | |
|---|---|---|
| 1.30 Retained profits (accumulated losses) at the beginning of the financial period | (22,677) | (17,980) |
| 1.31 Net profit (loss) attributable to members (item 1.11) | (2,522) | (2,522) |
| 1.32 Net transfers from (to) reserves | - | - |
| 1.33 Net effect of changes in accounting policies | - | - |
| 1.34 Dividends and other equity distributions paid or payable | - | - |
| 1.35 Retained profits (accumulated losses) at end of financial period | (25,199) | (19,658) |

INTANGIBLE AND EXTRAORDINARY ITEMS

| | Consolidated - current period | | | |
|---|---|---|---|---|
| | Before tax | Related tax | Related outside equity interests | Amount (after tax) attributable to members |
| | AUD000 | AUD000 | AUD000 | AUD000 |
| 2.1 Amortisation of goodwill | - | - | - | - |
| 2.2 Amortisation of other intangibles | - | - | - | - |
| 2.3 Total amortisation of intangibles | - | - | - | - |
| 2.4 Extraordinary items (details) | - | - | - | - |
| 2.5 Total extraordinary items | - | - | - | - |

| COMPARISON OF HALF YEAR PROFITS (Preliminary final report only) | Current year AUD000 | Previous year AUD000 |
|---|---|---|
| 3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report) N/A | - | - |
| 3.2 Consolidated profit (loss) from ordinary activities after tax | | |

| | | | |
|---|---|---|---|
| attributable to members for the 2nd half year | - | - | |

CONSOLIDATED BALANCE SHEET

| | | At end of current period AUD000 | As shown in last annual report AUD000 | As in last half yearly report AUD000 |
|---|---|---|---|---|
| | CURRENT ASSETS | | | |
| 4.1 | Cash | 404 | 1,202 | 433 |
| 4.2 | Receivables | 118 | 383 | 126 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 431 | 431 | 431 |
| 4.5 | Tax assets | - | - | - |
| 4.6 | Other (provide details if material) | - | - | - |
| 4.7 | Total current assets | 953 | 2,016 | 990 |
| | NON-CURRENT ASSETS | | | |
| 4.8 | Receivables | - | - | - |
| 4.9 | Investments (equity accounted) | - | - | - |
| 4.10 | Other investments | - | - | - |
| 4.11 | Inventories | - | - | - |
| 4.12 | Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022) | 28,468 | 28,468 | 27,402 |
| 4.13 | Development properties (mining entities) | 12,645 | 12,645 | 12,935 |
| 4.14 | Other property, plant and equipment (net) | 7,438 | 7,811 | 3,309 |
| 4.15 | Intangibles (net) | - | - | - |
| 4.16 | Tax assets | - | - | - |
| 4.17 | Other (Security deposit held by DNRM) | 500 | 500 | - |
| 4.18 | Total non-current assets | 49,051 | 49,424 | 49,546 |
| 4.19 | TOTAL ASSETS | 50,004 | 51,440 | 50,536 |
| | CURRENT LIABILITIES | | | |
| 4.20 | Payables | 1,628 | 1,228 | 1,323 |
| 4.21 | Interest bearing liabilities | 8,352 | 5,315 | 5,385 |
| 4.22 | Tax liabilities | 85 | 129 | - |
| 4.23 | Provisions exc tax liabilities | 77 | 76 | 642 |
| 4.24 | Other (provide details if material) | 116 | - | - |
| 4.25 | Total current liabilities | 10,258 | 6,748 | 7,350 |
| | NON-CURRENT LIABILITIES | | | |
| 4.26 | Payables | - | - | - |
| 4.27 | Interest bearing liabilities | - | - | - |
| 4.28 | Tax liabilities | - | - | - |
| 4.29 | Provisions exc tax liabilities | 500 | 500 | - |
| 4.30 | Other (provide details if material) | - | - | - |

| | | | | |
|---|---|---|---|---|
| 4.31 | Total non-current liabilities | 500 | 500 | 500 |
| 4.32 | TOTAL LIABILITIES | 10,196 | 7,248 | 7,350 |
| 4.33 | NET ASSETS | 39,246 | 44,192 | 43,186 |
| | EQUITY | | | |
| 4.34 | Capital/contributed equity | 51,849 | 54,273 | 52,575 |
| 4.35 | Reserves | 12,596 | 12,596 | 10,269 |
| 4.36 | Retained profits (accumulated losses) | (25,199) | (22,677) | (19,658) |
| 4.37 | Equity attributable to members of the parent entity | 39,246 | 44,192 | 43,186 |
| 4.38 | Outside equity interests in controlled entities | - | - | - |
| 4.39 | Total equity | 39,246 | 44,192 | 43,186 |
| 4.40 | Preference capital included as part of 4.37 | - | - | - |

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 5.1 | Opening balance | 28,468 | 27,402 |
| 5.2 | Expenditure incurred during current period | 693 | 2,331 |
| 5.3 | Expenditure written off during current period | (693) | (2,331) |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 5.5 | Expenditure transferred to Development Properties | - | - |
| 5.6 | Closing balance as shown in the consolidated balance sheet (item 4.12) | 28,468 | 27,402 |

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 6.1 | Opening balance | 12,645 | 11,076 |

| | | | |
|---|---|---|---|
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | - | 1,859 |
| 6.6 | Expenditure transferred to mine properties | - | - |
| 6.7 | Closing balance as shown in the consolidated balance sheet (item 4.13) | 12,645 | 12,935 |

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| | CASH FLOWS RELATED TO OPERATING ACTIVITIES | | |
| 7.1 | Receipts from customers | 201 | 9 |
| 7.2 | Payments to suppliers and employees | (1,953) | (1,363) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 2 | 6 |
| 7.6 | Interest and other costs of finance paid | (227) | - |
| 7.7 | Income taxes paid | - | (100) |
| 7.8 | Other (provide details if material) | - | - |
| 7.9 | Net operating cash flows | (1,977) | (1,148) |
| | CASH FLOWS RELATED TO INVESTING ACTIVITIES | | |
| 7.10 | Payment for purchases of property, plant and equipment | (27) | (2) |
| 7.11 | Proceeds from sale of property, plant and equipment | - | - |
| 7.12 | Payment for purchases of equity investments | - | - |
| 7.13 | Proceeds from sale of equity investments | - | - |

| | | | |
|---|---|---|---|
| 7.14 | Loans to other entities | - | (35) |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other (provide details if material) | - | - |
| 7.17 | Net investing cash flows | (27) | (35) |
| | CASH FLOWS RELATED TO FINANCING ACTIVITIES | | |
| 7.18 | Proceeds from issues of securities (shares, options, etc.) | 1,229 | 2,638 |
| 7.19 | Proceeds from borrowings | 127 | 285 |
| 7.20 | Repayment of borrowings | (150) | 1,609 |
| 7.21 | Dividends paid | - | - |
| 7.22 | Other (provide details if material) | - | (2,808) |
| 7.23 | Net Financing Cash Flows | 1,206 | 1,714 |
| 7.24 | NET INCREASE (DECREASE) IN CASH HELD | (798) | 229 |
| 7.25 | Cash at beginning of period (see Reconciliation of cash) | 1,202 | 200 |
| 7.26 | Exchange rate adjustments to item 7.25 | - | - |
| 7.27 | Cash at end of period (see Reconciliation of cash) | 404 | 429 |

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the period ended 31/12/2002 Charters Towers Gold Mines Ltd bought back, pursuant to a share buy back agreement at 5 Cents per share, 61,810,271 shares held by Princeton Economics International (in Provisional Liquidation). The total consideration of $3,090,513 was added to the amount due from the company to Princeton Economics International (in Provisional Liquidation) and is included in the Consolidated Statement of Financial Position as an interest bearing current liability.

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 8.1 Cash on hand and at bank | 404 | 429 |
| 8.2 Deposits at call | - | - |
| 8.3 Bank overdraft | - | - |
| 8.4 Other (provide details) | - | - |

| | | Current period | Previous corresponding period |
|---|---|---|---|
| 8.5 | Total cash at end of period (item 7.27) | 404 | 429 |

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

| RATIOS | | Current period | Previous corresponding period |
|---|---|---|---|
| | PROFIT BEFORE TAX / REVENUE | | |
| 9.1 | Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1) | (12,610) % | (146.4) % |
| | PROFIT AFTER TAX / EQUITY INTERESTS | | |
| 9.2 | Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37) | (6.43) % | (3.89) % |

| EARNINGS PER SECURITY (EPS) | | Current period | Previous corresponding period |
|---|---|---|---|
| 10 | Details of basic and diluted EPS reported seperately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows. | | |

Net loss for period ended 31/12/2002 used to calculate basic and diluted EPS $2,521,563

Weighted average number of ordinary shares on issued used to calculated basic and diluted EPS 335,478,062

Pursuant to a share purchase plan a total of approximately 25,280,000 ordinary shares at 7.5 cents per share were subscribed for between the reporting date and the completion of the financial report.

At reporting date and the date of completing the financial report the entity did not have any potential ordinary shares that are considered to be dilutive.

| NTA BACKING (see note 7) | | Current period | Previous corresponding period |
|---|---|---|---|
| 11.1 | Net tangible asset backing per ordinary security | 13.8 c | 13.9 c |

MORE TO FOLLOW

# Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 12:12:45
**Document No:** 290613 **Document part:** C
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Audit Review

CHARTERS TOWERS GOLD MINES LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
DISCONTINUING OPERATIONS
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5(g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)

| | Current period | Previous corresponding period |
|---|---|---|
| | AUD000 | AUD000 |

12.1 Discontinuing Operations
N/A - No Discontinuing Operations

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

| | | |
|---|---|---|
| 13.1 Name of entity (or group of entities) | N/A - No Such Events | |
| 13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired | $ | - |
| 13.3 Date from which such profit has been calculated | - | |
| 13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period | $ | - |

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

| | | |
|---|---|---|
| 14.1 Name of entity (or group of entities) | N/A - No Such Events | |
| 14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | $ | - |
| 14.3 Date to which the profit (loss) in item 14.2 has been calculated | - | |

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after

tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period $ -

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control $ -

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) -

15.3 If it is a final dividend, has it been declared (Preliminary final report only) -

AMOUNT PER SECURITY

| | Amount per security | Franked Amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|
| (Preliminary final report only) | | | |
| 15.4 Final dividend: Current year | - c | - c | - c |
| 15.5 Previous year | - c | - c | - c |
| (Half yearly and preliminary final reports) | | | |
| 15.6 Interim dividend: Current year | - c | - c | - c |
| 15.7 Previous year | - c | - c | - c |

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

| | Current year | Previous year |
|---|---|---|
| 15.8 Ordinary securities | - c | - c |
| 15.9 Preference securities | - c | - c |

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES
OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 15.10 Ordinary securities | - | - |
| 15.11 Preference securities | - | - |
| 15.12 Other equity instruments | - | - |
| 15.13 Total | - | - |

The dividend or distribution plans shown below are in operation.

Nil

The last date(s) for receipt of election notices for the dividend or distribution plans N/A

Any other disclosures in relation to dividends (distributions) (for half year reports, provide details in accordance with paragraph 7.5(d) if AASB 1029 Interim Financial Reporting)

N/A

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| Groups share of associates and joint venture entities: | | |
| 16.1 Profit (loss) from ordinary activities before tax | N/A | N/A |
| 16.2 Income tax on ordinary activities | - | - |
| 16.3 Profit (loss) from ordinary activities after tax | - | - |
| 16.4 Extraordinary items net of tax | - | - |
| 16.5 Net profit (loss) | - | - |
| 16.6 Adjustments | - | - |
| 16.7 Share of net profit (loss) of associates and joint venture entities | N/A | N/A |

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

| Name of entity | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (item 1.9) | |
|---|---|---|---|---|
| 17.1 Equity accounted associates and joint venture entities | Current period | Previous corresponding period | Current period AUD000 | Previous corresponding period AUD000 |
| N/A | - | - | - | - |
| 17.2 Total | N/A | - | - | - |
| 17.3 Other material interests | | | | |
| N/A | - | - | - | - |
| 17.4 Total | N/A | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Total Number | Number quoted | Issue price per security (see note 14) (cents) | Amount Paid-up per security (see note 14) (cents) |
|---|---|---|---|---|
| 18.1 Preference securities (description) | - | - | - | - |
| 18.2 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through returns of capital, buybacks, redemptions | - | - | - | - |
| 18.3 Ordinary securities | 285,172,225 | 285,172,225 | - | - |
| 18.4 Changes during current period | | | | |
| (a) Increases through issues | 98,282 | 98,282 | 6 | 6 |
| | 500,000 | 500,000 | 8 | 8 |
| | 10,407,235 | 10,407,235 | 8 | 8 |
| (b) Decreases through returns of capital, buybacks | 61,810,271 | 61,810,271 | 5 | 5 |
| 18.5 Convertible debt securities | | | | |

| | | | | |
|---|---|---|---|---|
| (description and conversion factor) | - | - | - | - |
| 18.6 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |
| 18.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 13,000,000 | - | 15 | 01/01/2005 |
| | 10,407,235 | - | 8 | 09/12/2003 |
| 18.8 Issued during current period | 10,407,235 | - | 8 | 09/12/2003 |
| 18.9 Exercised during current period | - | - | - | - |
| 18.10 Expired during current period | - | - | - | - |
| 18.11 Debentures (description) | | | | |
| 18.12 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |
| 18.13 Unsecured notes | | | | |
| 18.14 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |

SEGMENT REPORTING

SEGMENT INFORMATION AT 31 DECEMBER 2002

BUSINESS SEGMENTS - The consolidated entity operates in the following business segments:

GOLD MINING EXPLORATION AND DEVELOPMENT
Exploration and development of the Charters Towers Goldfield

TECHNOLOGY INVESTMENTS
The consolidated entity has a passive investment in an unlisted technology company. As reported in the 30/06/2002 Financial Statements the carrying value of the investments has been written down to nil.

Because a) the technology investment has been written down to nil and b) the technology investment segment has no revenues or expenses in the current period, the Director's consider that it is appropriate to

report on the basis that the consolidated entity's revenues, result, assets and liabilities are wholly attributable to the gold mining and exploration segment.

| CONSOLIDATED SEGMENTAL REPORTING AT 31 DECEMBER 2002 | EXPLORATION & DEVELOPMENT $000 | CONSOLIDATED $000 |
|---|---|---|
| External revenue | 20 | 20 |
| Segment result | (2,522) | (2,522) |
| Segment depreciation and amortisation | (400) | (400) |
| Segment total other non-cash expenses | - | - |
| Segment assets | 50,004 | 50,004 |
| Segment liabilities | 10,758 | 10,758 |

COMMENTS BY DIRECTORS

The consideration payable by the Company for the buy-back of shares in the Company previously held by Princeton Economics International Limited (in Provisional Liquidation) ("PEI") was added to the existing loan facility with PEI as at 28/11/2002, the date of the share buy-back. At 31/12/2002, the total loan balance with PEI was A$8.1M. At the date of signing this report the loan balance was A$7.5M. Discussions are continuing with PEI regarding repayment of the remaining balance. It is proposed that the loan will either be refinanced with another party or will be repaid from the proceeds of share issues, joint venture fee income and other forms of finance. Interest at an annual rate of 8% pa is payable monthly on the outstanding balance."

BASIS OF FINANCIAL REPORT PREPARATION

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029:Interim Financial Reporting. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029:Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half year report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Interest paid of $226,942
Depreciation charged of $400,200
Other mining exploration, development activities and associated expenses totalling $1,914,376

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in the Appendix or in attachments, with financial effect quantified (if possible).

$600,000 of interest bearing liabilities were repaid by the company between reporting date and the date of completing the financial report.

In December 2002 the company commenced a Share Purchase Plan open to existing shareholders. At reporting date share subscriptions of

$562,000 had been received. This amount is included as a current liability at reporting date. The shares for which these subscriptions were received were issued, or will be issued, after reporting date.

19.4 Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at least the next year.

-

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

-

19.6 Revisions in estimates of amounts in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities or contingent assets since the last annual report.

-

ADDITIONAL DISCLOSURE FOR TRUSTS

| | |
|---|---|
| 20.1 Number of units held by the management company or responsible entity or their related parties. | N/A |
| 20.2 A statement of the fees and commissions payable to the management company or responsible entity. | N/A |
| Identify: | |
| initial service charges | - |
| management fees | - |
| other fees | - |

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

| | |
|---|---|
| Place | - |
| Date | - |
| Time | - |
| Approximate date the annual report will be available | - |

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used
-

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

| | | | |
|---|---|---|---|
| | The accounts have been audited. | X | The accounts have been subject to review. |
| | The accounts are in the process of being audited or subject to review. | | The accounts have not yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

R Shand
(COMPANY SECRETARY)
14/03/2003

# Appendix 3B - Working Capital

**Document date:** Mon 17 Feb 2003 **Published:** Mon 17 Feb 2003 17:40:20
**Document No:** 287758 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B



CHARTERS TOWERS GOLD MINES LIMITED 2003-02-17 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 25,454,700 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | 7.5c (shareholder Share Purchase Plan) | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 14/02/2003 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 310,626,925 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 13m options | Options expiring 01/01/05 |
| | 10,407,235m options | Options expiring 09/12/203 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the company since the last published accounts | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

● A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

● Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
17/02/2003

## Charters Towers First in Dubai



**Document date:** Mon 10 Feb 2003 **Published:** Mon 10 Feb 2003 14:58:36
**Document No:** 287155 **Document part:** A
**Market Flag:** N
**Classification:** Company Administration - Other

CHARTERS TOWERS GOLD MINES LIMITED 2003-02-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
The Premier of Queensland, the Honourable Peter Beattie announced today from Dubai the opening of an office by Charters Towers Gold Mines in Dubai, the City of Gold. This is the first gold representative office by an Australian company and a world first for a gold mining company to open at the prestigious Gold & Diamond Park of Emaar Properties PJSC, an expanding free trade zone in the Emirate. This office authorizes Charters Towers to sell gold in Dubai.

The Premier, Peter Beattie, commented while leading more than 30 business leaders on a 10-day trade and investment mission to India, the Middle East and Singapore that -

"This is the start of a long-term relationship between the Queensland Government and Charters Towers Gold to provide more high grade Queensland gold to the world market."

Charters Towers Gold has also worked very closely with Austrade and the Australian Consul office on this initiative.

This announcement coincides with Dubai's recent publicity about the establishment of new leading technology gold refineries and plans to increase its already large share of the world gold trade. Mr Mark Lynch, the Managing Director of CTGM commented that:

"The purpose of the office is to enable Charters Towers to move closer to the customer when we commence shipping gold from our flagship Charters Towers Gold mine later this year. It is part of an innovative and integrated plan to build the 'Charters Towers' brand."

"The gold can be in two forms, refined gold bars as required or in gold dore to be refined in Dubai."

"Gold mining companies are being encouraged by industry associations to get closer to the consumer and that is what we are doing. Charters Towers wants to work with major gold and jewellery interests in Dubai to see that more Australian gold goes direct to Dubai."

"Over the last 12 months CTGM has studied and considered the world 'gold centres' seeking a place to establish the 'Charters Towers' brand. We concluded that the common financial gold centres -London, Zurich, New York - had little appeal because their gold buying and selling was essentially invisible. In Dubai and adjacent areas, including India, gold is bought and sold openly in thousands of shops by people who love and trust our product, the yellow metal."

Dubai is one of the world's great physical trading regions, handling about 10% of the gold traded each year and plans to make it the world's No. 1 gold trading center.

Dubai is a fast-rising commercial and financial center in the Middle

East, a marketplace of about 300 million people. Australia, producing about 300 tonnes of gold per year, is the world's third largest producer behind South Africa and the USA. CTGM believes Australia has the potential in the coming years to get the No 2 spot.

Mr Mark Lynch further stated:-

"We want to be part of this dynamic and expanding marketplace and form a trade and investment alliance with a marketplace that understands the gold business"

"This understanding could lead to the gradual broadening of our share register. We are considering an overseas stock exchange listing to give the company a broader capital base to facilitate the roll-out of the Gold Production Plan."

"The Gold Production Plan targets gold production of 250,000 ounces per year based around the goldfields identified gold resource potential of 15 million ounces."

Charters Towers Gold is a dynamic growing company developing a major, high grade mining project on Australia's richest major goldfield. The Charters Towers goldfield is located about 1,000 kilometres north of Queensland's capital, Brisbane.

Charters Towers Gold Mines, a public listed company since 1993, trades on the Australian Stock Exchange (code 'CTO').

Detailed information on the company can be found on our web site WWW.ctqld.com.au.

Mark Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
19 Lang Parade
GPO Box 1909
Milton, Brisbane, 4064, Queensland
Australia

Tel: +61 7 3870 8000
fax: +61 7 3870 8111
Email: info@ctgold.com.au
Web: www.ctgold.com.au

## Second Quarter Activities Report

**Document date:** Fri 31 Jan 2003 **Published:** Mon 03 Feb 2003 08:29:40
**Document No:** 286380 **Document part:** A
**Market Flag:** Y
**Classification:** Second Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-01-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
HIGHLIGHTS

* Gold Production Plan
* Planning work well advanced
* Warrior East to commence production
* Share buy-back completed
* Share Purchase Plan strongly supported

MORE TO FOLLOW

# Second Quarter Activities Report

**Document date:** Fri 31 Jan 2003 **Published:** Tue 04 Feb 2003 13:36:54
**Document No:** 286380 **Document part:** B
**Market Flag:** Y
**Classification:** Second Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-01-31 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
This Quarter was a very busy period with advanced planning and negotiations for the recommencement of gold production. The release of the Gold Production Plan has attracted a lot of interest to CTGM's flagship gold project at Charters Towers.

Negotiations are well advanced with contractors to develop and manage the mining operations for the four mines to be developed at Charters Towers. This step will make available to the project sophisticated skills that will be needed to implement the mechanised GoldTec Mining System that CTGM has developed. This 'robotic' method when fully operational will revolutionise current practice of how a Charters Towers gold reef system should be milled. The result will be low operating costs and increased profitability.

GOLD PRODUCTION PLAN

The Gold Production Plan was launched in September 2002 revealing that the goldfield has at least 15 million ounces of gold resource potential.

Since releasing this report interest in the potential identified in the report continues to grow.

The report, prepared by a team of professionals, confirmed the gold mineralisation is controlled by large-scale geological structures. These deep crustal structures are believed to have acted as the channels for the gold bearing fluids from which the gold was deposited. This major regional structural control explains the extent, continuity and uniform structural control of the ore-bearing lodes in the district. Based on similar events around the world, mineralisation may extend for depths in excess of three kilometres.

The historically-mined ore shoots were typically 200 to 700 metres down-dip (maximum 1600 metres), with strike lengths of 70 to 200 metres, and were typically repeated at 200 to 300 metre intervals. The past 6.6 million ounces of gold production at Charters Towers, at an Australian record average for a major goldfield, of 34 g/t was mined from 20% to 50% of the area of the main mineralised lodes explored.

CTGM's concept to become a major gold producing corporation is to use modern computerised machines to mine new areas of gold reefs. These new areas are actually continuations of the reefs that were mined 100 years ago, with drill intersections defining continuing mineralisation along strike and down dip.

While preliminary works are underway, Charters Towers Gold Mines is continuing the selection process for a suitable alliance partner to work with to undertake the development including project management, engineering and mining.

Respected independent consulting mining engineers group, Tennent,

Isokangas Pty Ltd have recently endorsed CTGM's plan to take its Charters Towers Gold Project to production of 250,000 ounces of gold per annum. A copy of the Tennent, Isokangas report and the Gold Production Plan report, including its three page Executive Summary, can be found at www.ctgold.com.au click 'News & Reports' then 'Technical Reports'.

EXPLORATION

Exploration activities during the quarter were focused on detailed geological and engineering planning for the resumption of gold production.

The current anticipated order of development of the mines is the Warrior, Sunburst, Brilliant and Goldtec. This is determined by the level of data available at present, the speed that each can be brought into production and access to high grades to generate initial high revenue.

The Warrior Mine has a six month development time to gold production followed by the Sunburst at 11 months and then the Brilliant at 18 months. Detailed production planning is well advanced.

The Gold Production Plan sets out the expected performance from each of these areas.

Charters Towers continues to expand the outer boundaries of our core project mineral tenement holdings with the recent application for two additional Exploration Permits for Minerals Numbers EPMA 13931 and EPMA 13932.

Field exploration sampling continues to expand Charters Towers Gold Mines proprietary database of the giant Charters Towers style gold mineral system the company controls.

OPTION AGREEMENT AREA

Detailed geological mapping is in progress along the 2km long westerly trending lode structure through the historic Try Again, Try Again West, and Southern Cross mining areas. This lies on Glengarry Resources' EPM 11008 six kilometres to the west of the Black Jack treatment plant. Assays from 21 quartz reef rock samples from this area included six above 4 g/t Au and maximum assays of:-

20.2 g/t and 25.8 g/t Au.

The lode structure is open to the west where it is overlain by alluvium.

Detailed mapping was also undertaken on the historic northerly trending Curlew mining area, nine kilometres WSW of Black Jack. This area outcrops over 600m, but is open to the north and south where the lode is masked by thin Tertiary sediments. Mapping of the Lyn's Find reef on EPM 10818 4km NW of Black Jack, showed only a short strike length. An assay of:-

65 g/t Au confirmed the presence of patchy high grade mineralisation.

Planning for the 2,000m RC drilling program on the Option Area continued, with drilling scheduled to commence during February.

BRILLIANT GOLD REEF PROJECT Prospectus 2003

In 2001, the Brilliant Gold Reef Project, located in the heart of our Charters Towers project area, was granted Australia's first ever Product Ruling by the Australian Taxation Office. Stringent regulatory and legal requirements had to be met before the ATO issued the Product Ruling. A Product Ruling is issued for a specific 'product', acknowledging that all products have very specific circumstances that need to be considered in detail prior to granting a ruling.

Charters Towers Gold Mines has applied to the ATO for a ruling under the new sections of the tax act covering exploration and mining allowances. This ruling for the new prospectus is to replace the previous ruling that has expired. Generally speaking the new sections have similar effect to the old sections in that exploration expenditure incurred receives 100% tax deductibility.

While other mining projects may have tried to copy the success of the Brilliant Gold Reef Project they have been unsuccessful because they are very different products and have not been able to meet the same high standards as the Brilliant project.

The 2003 Prospectus is currently being prepared to raise the balance of $22.5 million to complete the project. If the exploration is successful then gold production should proceed producing 50,000 ounces of gold per year utilising the Charters Towers Gold Mines substantial gold mining and processing infrastructure already established at Charters Towers in accordance with the Gold Production Plan.

The first stage of the exploration was successfully completed in September 2002.

CORPORATE

SHARE BUY-BACK COMPLETED

The shareholder approved buy-back from Princeton Economics International, Ltd (PEI) has been completed. The 61.8 million shares have now been cancelled and PEI is no longer a shareholder in CTGM.

SHARE PURCHASE PLAN

Recently the special offer to shareholders under the share purchase plan closed and was well supported by shareholders. While reconciliation of the applications is still taking place indications are that over 700 shareholders took up the special offer.

At year end shareholders who took up shares in the May 2002 share purchase plan had price gains of 46%. By comparison in 2002 the S&P/ASX200 fell 12.1 % and the USA DOW fell 16.8%

ANNUAL GENERAL MEETING

The Annual General Meeting of shareholders, held on 29th November 2002, was again well supported with 50 shareholders attending.

After the meeting Managing Director, Mark Lynch, and General Manager Mining and Exploration, Christopher Towsey, gave a presentation to shareholders. A copy of this presentation is on the web site www.ctgold.com.au then click 'News & Reports' then 'Presentations' then 'AGM Presentation'.

Charters Towers continues to receive strong support from shareholders. This strong support is appreciated and drives the

management team to advance the company and its flagship project at Charters Towers.

DIGITAL TOOL

Our website continues to receive favorable comment that it is an excellent source of information and facts about CTGM and the flagship gold project. Shareholders and the investment community are encouraged to study the extensive information located at www.ctgold.com.au.

Charters Towers Gold Mines is an emerging Australian owned gold producer with substantial assets based on 100% control of Australia's richest major goldfield.

R Shand
COMPANY SECRETARY

ph: +61 7 3870 8000 fax: +61 7 3870 8111
email: info@ctgold.com.au
web: www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration.

* Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Second Quarter Cashflow Report

RECEIVED
2004 JUN 15 P 3:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Document date:** Thu 30 Jan 2003 **Published:** Thu 30 Jan 2003 14:51:20
**Document No:** 286202 **Document part:** A
**Market Flag:** Y
**Classification:** Second Quarter Cashflow Report

CHARTERS TOWERS GOLD MINES LIMITED 2003-01-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 5B
MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

Quarter ended ("current quarter")
31/12/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

| Cash flows related to operating activities | | Current Quarter AUD'000 | Year to date (6 months) AUD'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | - | 201 |
| 1.2 | Payments for | | |
| | (a) exploration and evaluation | (230) | (512) |
| | (b) development | - | (192) |
| | (c) production | - | - |
| | (d) administration | (357) | (1,203) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | - | - |
| 1.5 | Interest and other costs of finance paid | (102) | (202) |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | Net Operating Cash Flows | (689) | (1,908) |
| Cash flows related to investing activities | | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | (19) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | Net investing cash flows | - | (19) |
| 1.13 | Total operating and investing cash flows | (689) | (1,927) |
| Cash flows related to financing activities | | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 1,025 | 1,099 |

| | | | |
|---|---|---|---|
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | 127 |
| 1.17 | Repayment of borrowings | - | (150) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (provide details if material) | - | - |
| | Net financing cash flows | 1,025 | 1,076 |
| | Net increase (decrease) in cash held | 336 | (851) |
| 1.20 | Cash at beginning of quarter/ year to date | 15 | 1,202 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 351 | 351 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 54 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 8,090 | 8,090 |
| 3.2 | Credit standby arrangements | - | - |

| ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER | AUD'000 |
|---|---|
| 4.1 Exploration and evaluation | 100 |
| 4.2 Development | 100 |
| Total | 200 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|
| 5.1 Cash on hand and at bank | 351 | 15 |
| 5.2 Deposits at call | - | - |
| 5.3 Bank overdraft | - | - |
| 5.4 Other (Held by Third Parties) | - | - |
| Total: cash at end of quarter (item 1.22) | 351 | 15 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | Nil | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | Nil | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Total Number | Number quoted | Issue price per security (see note 3) (cents) | Amount Paid-up per security (see note 3) (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | - | - | - | - |
| 7.2 Changes during quarter (a) increases through issues (b) decreases through returns of capital buybacks, | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| redemptions | - | - | - | - |
| 7.3 Ordinary securities | 285,172,225 | 285,172,225 | - | - |
| 7.4 Changes during quarter | | | | |
| (a) increases through issues | 10,907,235 | 10,907,235 | 8 | 872,578.80 |
| (b) decreases through returns of capital buybacks | 61,810,271 | - | 5 | 3,090,513.55 |
| 7.5 Convertible debt securities (description) | - | - | - | - |
| 7.6 Changes during quarter | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 13,000,000 | - | 15 | 01/01/2005 |
| 7.8 Issued during quarter | 10,407,235 | - | 8 | 09/12/2003 |
| 7.9 Exercised during quarter | - | - | - | - |
| 7.10 Expired during quarter | - | - | - | - |
| 7.11 Debentures (totals only) | - | - | | |
| 7.12 Unsecured notes (totals only) | - | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R J Shand
COMPANY SECRETARY

Date: 30/01/2003

ADDITIONAL INFORMATION

DIRECTORS NOTE A - SHARE PURCHASE PLAN

On 12 December 2002, the entity announced a Share Purchase Plan (SPP)

open to all shareholders on the share register as at 5pm, 9 December 2002. Under the terms of the SPP, shareholders had the opportunity to purchase shares up to a maximum value of $4,999.95. When the SPP closed on 24 January 2003, the sum of approximately $1.8 million had been received by the entity.

## Share Purchase Plan Offer Extension

**Document date:** Fri 10 Jan 2003 **Published:** Fri 10 Jan 2003 15:40:38
**Document No:** 285025 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2003-01-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Charters Towers Gold Mines Limited is pleased to extend the special offer to shareholders for 14 days to Friday 24th January 2003.

With over 500 applications received or in transit, the response has been well in excess of the previous share purchase plan offer. This indicates strong shareholder support for the offer.

Due to the Christmas/New Year holiday season some shareholders may not yet have had the full opportunity to accept this special offer.

The Share Purchase Plan was to close today and is now extended to give more shareholders the opportunity to participate.

Shareholders who have not yet participated in the offer will be sent a letter advising of the extension.

This offer provides a very advantageous opportunity for those shareholders who hold less than a marketable parcel to increase their holding at a discount free of brokerage and commission.

R Shand
COMPANY SECRETARY

ph: +61 7 3870 8000
fax: +61 7 3870 8111
email: info@ctgold.com.au
web site: www.ctgold.com.au

# Appendix 3B - Placement

**Document date:** Mon 16 Dec 2002 **Published:** Mon 16 Dec 2002 16:10:42
**Document No:** 283640 **Document part:** A
**Market Flag:** N
**Classification:** Placement , Appendix 3B



CHARTERS TOWERS GOLD MINES LIMITED 2002-12-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid<br><br>Options exercisable at 8 cents from date of allotment (09/12/2002) |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 10,407,235 (Ten million four hundred and seven thousand two hundred and thirty five) shares<br><br>10,407,235 (Ten million four hundred and seven thousand two hundred and thirty five) options |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares<br><br>Options (unlisted), exercisable at 8 cents within 12 months from date of allotment (namely 09/12/2002) |

| | | |
|---|---|---|
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes | |
| If the additional securities do not rank equally, please state:<br>* the date from which they do<br>* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Options not listed, rank equally when exercised into shares | |
| 5. Issue price or consideration | 8 cents per share<br>Options exercisable at 8 cents per option | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 09/12/2002 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 285,172,225 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 13 million | Options expiring 01/01/2005 (exercisable at 15 cents) |
| | 10,407,235 | Options expire 09/12/2003 (exercisable at 8 cents) |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

 * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

 * There is no reason why those securities should not be granted quotation.

 * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

 * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

 * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

 * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that

ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R Shand
COMPANY SECRETARY
16/12/2002

## Letter to Shareholders: Share Purchase Plan Offer

**Document date:** Fri 13 Dec 2002 **Published:** Mon 16 Dec 2002 09:57:47
**Document No:** 283538 **Document part:** A
**Market Flag:** N
**Classification:** Letter to Shareholders

CHARTERS TOWERS GOLD MINES LIMITED 2002-12-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
The shareholders who took up shares under the share purchase plan earlier this year are showing a price gain of about 25% in 6 months.

Special Offer - We are inviting SHAREHOLDERS to purchase a limited number of shares again under a Share Purchase Plan ("Plan") at a discount to the recent market price.

You can subscribe up to a maximum of $5,000 in new fully paid ordinary shares, free of brokerage and commission. If you purchased shares in the previous share purchase plan then you can only top-up to the annual maximum of $5,000.

Many shareholders have recently joined the company. Do you currently hold less than 6,666 shares? if yes, then based on the closing share price on 11 December 2002, you hold less than a marketable parcel. Under this Plan, you can top-up your holding at a favourable price, without brokerage fees or stamp duty.

The purchase of a small parcel of shares now will also enable your company to progress more rapidly towards gold production. See web site www.ctgold.com.au for more detail. The shares are offered at 7.5 cents each, with four choices -

* Option A 66,666 shares for $ 4,999.95
* Option B 46,000 shares for $ 3,450.00
* Option C 26,000 shares for $ 1,950.00
* Option D 7,000 shares for $ 525.00

For further important information please read the reverse side of this page.

Please read the terms and conditions of the Plan set out in the Application Form. If you have any questions or wish to check your shareholding, phone:- Roslynn Shand on 07 3870 8000.

The offer is non-renounceable. You do not have to apply for shares, it is entirely optional. But if an application is not made, no shares are allocated.

If you chose to acquire shares under the offer, please respond promptly as the offer closes on Friday 10th January, 2003.

Payment can be made by cheque or Visa/Mastercard/Bankcard. Complete the Application Form (and credit card section if applicable) and return in the prepaid envelope.

Thank you for your continued support.

M Lynch
MANAGING DIRECTOR

OFFER PRICE

The subscription price under the share purchase plan (Plan) has been set at $0.075 cents per share. This represents a discount to the average closing market price of Charters Towers Gold Mines Ltd (CTGM) shares over the five days up to and including the record date of 9 December 2002.

HOW MUCH CAN YOU INVEST UNDER THIS PLAN?

* Option A 66,666 shares for $ 4,999.95
* Option B 46,000 shares for $ 3,450.00
* Option C 26,000 shares for $ 1,950.00
* Option D 7,000 shares for $ 525.00

SHARE PURCHASE PLAN ISSUED MAY 2002

If you purchased CTGM shares in the May 2002 SPP, the amount that can be subscribed for under the current Plan is limited to the difference between $5,000 and the amount subscribed for under the May 2002 SPP.

WHEN DOES THE OFFER CLOSE?

Offer closes at 5pm on Friday 10th January 2003.

HOW DO YOU APPLY FOR SHARES IN THIS OFFER?

Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed yellow APPLICATION FORM.

* tick the box beside the number of shares you want to buy. Tick only one box.
* complete payment section cheque payable to "Charters Towers Gold Mines Share Purchase Plan" OR complete and SIGN the credit card section (Visa, Mastercard or Bankcard).
* write your daytime telephone number - just in case we have any questions.
* send your application form and payment (allowing enough time for mail delivery) so that CTGM receives them in Brisbane by 5.00pm no later than Friday 10 January, 2002.
* you DO NOT need to sign the application form.

For further information contact: Roslynn Shand on 07 3870 8000

WHAT WILL THE FUNDS BE USED FOR?

Funds raised from the allotment of shares issued under the Plan will be used for working capital purposes and to advance the goal of gold production.

IMPORTANT CONSIDERATION

The market price of CTGM shares could fall between the date of this offer and the time that CTGM issues shares to you under this offer. As a result, the price you pay per share under this offer (A$0.075) may be more than the price you would pay to buy CTGM shares on the stockmarket at the time of the issue of the shares to you under the Plan. The share price is available through CTGM's website, www.ctgold.com.au and in the financial pages of major newspapers.

Before you apply for shares under this offer, if you are at all unsure about any aspect of this offer, CTGM recommends you seek financial advice.

CAN YOU BE CERTAIN THAT YOUR APPLICATION WILL BE SUCCESSFUL?

If CTGM receives applications for shares pursuant to the Plan which if issued would in total exceed the number permitted by Listing Rule 7.1 (the 15% rule), then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 on a first come first served basis and then seek shareholder approval to be permitted to allot shares in relation to excess applications received, unless a waiver is obtained from the ASX that any shares issued under the Plan are not included in the 15% rule.

A copy of the full announcement, including the Share Purchase Plan Terms and Conditions, is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

# Form 284 - Notification of Share Cancellation

**Document date:** Fri 13 Dec 2002 **Published:** Fri 13 Dec 2002 15:39:20
**Document No:** 283495 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other



CHARTERS TOWERS GOLD MINES LIMITED 2002-12-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
FORM 284
NOTIFICATION OF SHARE CANCELLATION

Company Name Charters Towers Gold Mines Limited
A.C.N. 060 397 177

TYPE OF SHARE BUY-BACK

Tick the appropriate box

| | | |
|---|---|---|
| | S.254J | Redeemable Preference Shares<br>Redeemed out of Profits<br>Redeemed out of fresh issue of shares |
| | S.256A-S.256F | Capital Reduction |
| X | S.257H(3) | Shares Company has bought back |
| | S.258D | Forfeited Shares |
| | ss.1024E(7) | Shares returned to a Company |
| | Other | |

DETAILS OF SHARES CANCELLED

| Number of Shares | Class of Shares | Consideration (Total) |
|---|---|---|
| 61,810,271 | Ordinary | $3,090,513.55 (5 cents per share) |

Date of Registration of cancellation 29/11/2002

R Shand
COMPANY SECRETARY
13/12/2002

## Amendment Record Date Share Purchase Plan Offer

**Document date:** Fri 13 Dec 2002 **Published:** Fri 13 Dec 2002 15:39:17
**Document No:** 283491 **Document part:** A
**Market Flag:** N
**Classification:** Dividend Books Closing

CHARTERS TOWERS GOLD MINES LIMITED 2002-12-13 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Charters Towers Gold Mines Limited announced the release of a share purchase plan ("Plan") yesterday.

Shareholders able to participate in the offer are those registered as holders of fully paid ordinary shares as at 5pm on 9 DECEMBER 2002, not 9 November 2002 as it appeared in the release yesterday,

Roslynn Shand
COMPANY SECRETARY

ph +61 7 3870 8000
fax +61 7 3870 8111
email: info@ctgold.com.au
web site:www.ctgold.com.au

## Share Purchase Plan Offer

**Document date:** Thu 12 Dec 2002 **Published:** Thu 12 Dec 2002 16:58:44
**Document No:** 283353 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-12-12 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Charters Towers Gold Mines Limited announces the release of a shareholder share purchase plan ("Plan").

This will enable shareholders in the Company, irrespective of the size of their shareholding, to subscribe up to $5,000 for new fully paid ordinary shares in the Company, free of brokerage, commission, and stamp duty. This will be an ideal opportunity for shareholders with less than a marketable parcel to top up their shareholding at a favourable cost.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Charters Towers Gold Mines Limited at 5pm on 9 November 2002.

The offer is non-renounceable.

Full details of the Plan will be set out in the offer to be mailed to eligible shareholders.

R Shand
COMPANY SECRETARY
ph +61 7 3870 8000
Fax +61 7 3670 8111
email info@ctgold.com.au
web site: www.ctgold.com.au

## Results of AGM

**Document date:** Fri 29 Nov 2002 **Published:** Mon 02 Dec 2002 17:22:21
**Document No:** 282365 **Document part:** A
**Market Flag:** N
**Classification:** Results of Meeting

CHARTERS TOWERS GOLD MINES LIMITED 2002-11-29 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
The outcome of each resolution put to shareholders at the Annual General Meeting of Charters Towers Gold Mines Limited (CTO), held today together with the information required by section 251AA of the Corporations Act is:

BUSINESS

ORDINARY BUSINESS

1. ANNUAL REPORT AND FINANCIAL STATEMENTS

Outcome: resolution passed

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 47,158,147.

The total number of proxy votes in respect of which the appointments specified that:

(a) the proxy was to vote for the resolution was 11,360,071
(b) the proxy was to vote against the resolution was nil.
(c) the proxy was to abstain on the resolution was 344,640
(d) the proxy could vote at the proxy's discretion was 35,453,436

2. ELECTION OF MR GREG BARNS

Outcome: resolution passed

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 47,158,147.

The total number of proxy votes in respect of which the appointments specified that:

(e) the proxy was to vote for the resolution was 11,299,121
(f) the proxy was to vote against the resolution was 346,590
(g) the proxy was to abstain on the resolution was 59,000
(h) the proxy could vote at the proxy's discretion was 35,453,436

3. RATIFICATION OF ISSUE OF SHARES

Outcome: resolution passed

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 45,778,439.

The total number of proxy votes in respect of which the appointments specified that:

(i) the proxy was to vote for the resolution was 10,062,741
(j) the proxy was to vote against the resolution was 41,990
(k) the proxy was to abstain on the resolution was 371,500
(l) the proxy could vote at the proxy's discretion was 35,302,208

SPECIAL BUSINESS

4. APPROVAL OF SELECTIVE SHARE BUY-BACK

Outcome: resolution passed as a special resolution

The resolution was decided by a show of hands.

The total number of proxy votes exercisable by all proxies validly appointed was 47,158,147.

The total number of proxy votes in respect of which the appointments specified that:

(m) the proxy was to vote for the resolution was 11,754,071
(n) the proxy was to vote against the resolution was 640
(o) the proxy was to abstain on the resolution was 50,000
(p) the proxy could vote at the proxy's discretion was 35,353,436

R Shand
COMPANY SECRETARY
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@ctgold.com.au
website: www.ctgold.com.au

## Company Briefing

**Document date:** Tue 19 Nov 2002 **Published:** Tue 19 Nov 2002 16:41:49
**Document No:** 281178 **Document part:** A
**Market Flag:** N
**Classification:** Other



CHARTERS TOWERS GOLD MINES LIMITED 2002-11-19 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
The following Briefing interview was completed on 3 October 2002. A Concept Equity analyst conducted the interview with Managing Director, Mr Mark Lynch.

Q1 - The township of Charters Towers has historically produced millions of ounces of gold. What makes you confident that the resources have not been exhausted?

There are two important facts -

Firstly, the geology. The geology today, 100 years ago and one million years ago is the same. Historic mining showed that where the mineralized 'fissures' were, that 30 - 50% of the overall ground would produce gold at 34g/t on average. BHP, Mt Leyshon and CTGM have drilled holes and proved the mineralized fissures continue down to 1300 metres depth at exactly the same angle. In Australia, and around the world, about 80% of current gold comes from historic goldfields and mesothermal gold, like Charters Towers, has been mined to 3000 metres. Remember, Australia's largest mine, the Kalgoolie Super Pit, is essentially an amalgamation of old 'worked out' mines mechanized on a huge scale. The mineralized rock fractures at Charters Towers are giant - over 5 kilometres in length. Furthermore, a decided study of the old records proves that many of the mines stopped in what is today high grade ore and that many shoots were not mined. We have mined high-grade gold reefs in the CV2 area along strike from historic mining.

Secondly, mechanisation lowers costs. The historic mining and processing costs with hand mining in some of the hardest rock on earth was expensive. Their processing costs alone were about A$100/ton, in today's dollars. Just the same as Australia revolutionised open pit mining with mechanisation, now underground reef mining can be fully mechanized through the GoldTec Mining System. Proven technologies in an innovative system. The result is that our very profitable budgeted recovered grade of 12.35 g/t is about (1/3) of the historic 34 g/t. Therefor a greater percentage, 50 - 70%, of the mineralized area will now be payable.

Q2 - Can you tell us a little about the geology of Charters Towers, the mine work that has taken place and the infrastructure you have acquired?

The gold at Charters Towers occurs as quartz veins in grano-diorite. The gold is metallurgically coarse but visually fine. So while about 50% will be recoverable by gravity processing methods it does not occur as visible nuggets. This is good as visible nuggets present a security challenge. The gold is unevenly distributed in the quartz and the reefs can vary from a few centimeters to 2 metres in width, although the past average was about 0.6 metre in thickness. The gold is free milling and relatively easy to recover.

The overall area is about 100sq km over the central goldfield

comprising mining leases, mineral development licences and exploration permits and we have option agreements to acquire a further 50 square kilometres.

To date CTGM and its contractors have excavated the Central Decline access down to 238 metres depth with a roadway length of 1.6km. Two shafts have been reopened for ventilation. All the old workings above and adjacent to active mining have been dewatered. The surface has all of the necessary infrastructure for a major mining operation including management offices, mobile mining machinery, power, compressors, workshops, dewatering, ore storage, etc.

A 340,000 t/yr gold processing plant has been installed and trailed. The plant is ready to operate and capable of producing 100,000 ozs/yr. The CIL/gravity plant is designed and laid out ready for expansion to twice the capacity. The built tailings dam and all parts of the mining process are on granted mining leases and have operational environmental permits in place. We have already produced 38,000 ounces in trial mining.

Q3 - You recommenced production again in the mid-90's after a 70-year abstention, with modest success. Why did you fail to extract any significant quantities of gold the second time around?

We conducted two successful trial mining and processing campaigns that recovered a significant 38,000 ozs of gold from two open pits and three separate underground areas. The project has always been about the deep underground gold ore. The mining we did was shallow areas to prove the technical aspects of the project including that un-mined rich reefs exist and mining under the City was environmentally possible. This was while we continued to amalgamate the mineral tenements CTGM did not control and progress to the depth necessary for full scale production. Only within the last 2 years have we obtained central key mining leases that are pivotal to the Gold Production Plan and moving forward to major sustained gold production.

Q4 - You make some extravagant claims as to the extent of gold mineralisation at Charters Towers. Why should investors be confident that the results you predict can be achieved?

If you mean 'exceptional' then the gold mineralisational at Charters Towers is exceptional. Australia's fifth largest goldfield and richest (highest grade) major goldfield is a good pedigree to start with. I, like the large mining company managements, depend on geologists and engineers skilled in the particular mineralisation to do all the calculations. Their calculations are based on database including 141,000 metres of drilling, 45 years of past mining records, government records, mine manager reports, and recent trial mining. For comparison, the giant Alumbrera copper-gold resource is based on 67,000 metres of drilling and the Ernest Henry resource on 91,000 metres.

We take a conservative approach to budgeted operating costs and the gold production of 6.8 million ounces, that is only using 45% of the 15 million ounce potential. Millions of years ago the ground cracked and the gold fluids moved in through the 'plumbing' and cooled. There was essentially no faulting or displacement after emplacement and therefore following the mineralisation is easy.

Our geologists specialize in Charters Towers style ore bodies and have more knowledge than anyone alive because never has a company in history controlled the whole central goldfield and brought all the data together. Only within the last 2 years did we acquire the

Sunburst mining lease and the large gap in the database was filled. We have the actual drill core from the BHP, Mt Leyshon and other drilling.

The infrastructure (underground and processing plant) has been built for about (1/2) the cost of similar projects. Any skilled or unskilled person who inspects the operations at Charters Towers can see that the work is all very professional and first class.

Q5 - The feasibility studies and analysis work that you have recently undertaken show excellent prospective returns based on low production costs, could you tell us a little more about that?

The production costs have been calculated taking into account our past mining and processing experience and the new technologies. The operating costs of $86/tonne or $217/oz (including all ongoing operational development) are not unusual for modern equipped high-grade underground mines. The whole mining and processing operation does not require any 'risky' processes that if they don't work will cause problems.

Underground mining is an exercise in only extracting the high-grade ore and leaving the waste behind. With strong ground conditions the mechanization, through equipment developed over the last few years of reef mining in Charters Towers, is now possible.

I believe that there are a lot more facts and data, and therefore certainty, behind the Charters Towers calculations than behind some similar conceptual studies.

Q6 - You acquired a processing plant in 1996 which is situated 5km from the township, can you tell us what state the plant is in and what level of expenditure is required to get it back into processing?

The plant is in excellent shape and ready to accept ore. Yes, there will be some 'bugs' to iron out, and fan belts to be replaced during re-commissioning, but the plant has only seen modest work since installation at Charters Towers.

Q7 - You state that you expect to produce 6.8 million ozs of gold over a 30-year period and to get to that level you will require to raise $151 million. How do you anticipate to do that and what level of capital will come from new equity raisings?

The majority is planned to come through joint venture(s) equity raisings. In other words, direct ownership in the mine(s) rather that through shareholder equity. It seems like a big figure but is about half the cost of what is required, on a per ounce basis, for the Bendigo project.

The project will be put onto the world agenda for development expressions and suggestions for funding the $151 million required over 4 years. The major mining groups we expect may have a look at the richest goldfield and 15 million ounces of gold potential may be big enough for the global miners. You can't manufacture goldfields and CTGM has one of the best.

Recently it has been suggested we need a 'big brother' to help develop the mines. This is an interesting idea that I support. Experience shows that a big brother can not only advance a project but also increase share prices, something I think shareholders would like.

On a smaller scale we have started through the recent Brilliant Gold

Reef Project. We see the potential partner could come from USA, South Africa, UAE, Japan or Australia.

Q8 - Your Company's 5B statement shows that you had little over $1m in cash reserves at 30 June after raising capital from shareholders during the year. Is that sufficient to sustain the Company until you begin generating cash flow from operations?

Over the years we have had sufficient capital for our needs and have raised shareholder capital as required. We have always been protective of all shareholders interests and therefore spend the money to build up assets. The stage that our Charters Towers project is at, I believe, we have done with $50 million what has cost other similar old goldfield efforts about $100 million. For a predominately exploration company to have assets that match contributed capital I believe is impressive and shows good stewardship. Our development plan sets out the capital that needs to be raised to move to full production. Initial production is in year one. The main funds will be raised through joint venture(s) and we are now pursuing this vigorously to execute the plan and become a major gold producer. We raise on average about $5 million per year, and our discovery cost is A$10 per ounce, well below the industry average of around A$50 per ounce.

Q9 - The Company has had a chequered history with receiverships, major shareholders that have gone into liquidation and so on, why should investors feel confident that the future will be more stable?

The task we have taken on is a large undertaking and has not been easy. Over the years we have sailed into, and out of, a few 'storms'. We have survived the storms which is more than most businesses do in similar situations. All the time we have continued to move forward and grow CTGM's asset base. With the renewed interest in the gold sector the board has strengthened our management team and I believe we are putting in place the team that will build the company into a profitable one. Our general manager Chris Towsey was instrumental in developing the Gold Production Plan as he believed few people outside the company understood the giant potential of the goldfield that CTGM controlled.

Q10 - You claim that CTG will be one of the lowest cost producers in the industry mainly due to innovative production techniques, are you able to elaborate and explain what these techniques are?

These techniques, sourced from around the world, have been grouped together as the GoldTec Mining System. Until the last few years the only option for mining of flat dip high grade narrow gold reefs was with 50 year old technology - men on hand held air leg drills and cable scrapers. The process had to be mechanized. South African automated stoping drills and water jetting does this. The blasted ore is then moved with mobile loaders to the Underground Crush and Sort station.

The 'old timers' hand picked the rich veins and left the waste underground. This can now be done by photometrically sorting the ore with computer driven optical readers that remove the waste underground. Advances in crusher design mean compact portable crushers can be set up underground to prepare the ore for the ore-sorter. The waste is then blown by compressed air back into the stopes.

Moving the ore to surface is usually by trucks or shafts. Declines are more efficient for access than vertical shafts, and conveyors are a lot cheaper than trucks to operate. Scandanavian designed folding

conveyors will be used to bring the ore to surface.

The electronic tagging system and computer network will allow the miners to have necessary management information to carry out their job more effectively. Also management has real-time information on where all the machinery and equipment is and if the production cycles are operating at full efficiency. The open pit operators have had it easy as they can 'see' the workforce and use GPS. Underground is a lot of dark tunnels and monitoring performance is more challenging. E-Tag technology now solves this issue.

Q11 - Can you tell us who the members of the Company's management team are and provide us with details of their expertise and experience?

Christopher Towsey, who is the General Manager, Mining and Exploration leads the operational management. Chris joined us in July and he is already making a positive impact. He has large company experience and held a senior management position at Emperor Mines, where he grew the gold resource table three-fold, and was twice a part of winning the Ore Reserve reporting award. Chris is probably Australia's foremost expert on Charters Towers-style mineralisation. He had reef mine production experience, which will be invaluable as CTGM moves to gold production. Chris was instrumental in preparing the Gold Production Plan, which is endorsed by CTGM's management team. Chris has extensive corporate management experience and is keen to move the company into profitable gold production.

Jim Morrison, our Exploration Manager, is based at Charters Towers. Jim is well-known and respected in the industry. He has worked for many years in Charters Towers. Both Jim and Chris hold Master of Science degrees. Jim's background with the success of the Mt Leyshon Gold Mine has him very keen to demonstrate and realise the giant potential of the Charters Towers goldfield.

Garry Foord leads the engineering and project management for development of the exploration and mining schedules and costings. Garry has worked on large and smaller projects so he is dedicated to keeping operating and capital costs down. Another strength of Garry is his adaptation of mechanised mining ideas to the challenging shallow geometry of the rich quartz reefs.

Corporate wise, my role is strategic planning and bringing the right team together to finance and develop the project. To date, all expenditure is represented in the mining assets, including plant and equipment, we have established at Charters Towers. Our gold discovery cost is low and we have built a mine for about 50% less dollars than similar style projects. We have an excellent working relationship with the local community, an important part of 'City' based mining projects.

To expediate development of the project towards major gold production the personnel and expertise will come through an alliance with major groups.

The board, including my fellow Directors, John Foley and Greg Barns, both lawyers, whose backgrounds are available on the website, work closely together to push CTGM towards the goal of major profitable gold production. We are 100% behind the Gold Production Plan and look forward to the day when CTGM makes its maiden dividend to shareholders from gold production.

## Merchant Bank to Advise Charters Towers

**Document date:** Fri 15 Nov 2002 **Published:** Fri 15 Nov 2002 13:47:02
**Document No:** 280893 **Document part:** A
**Market Flag:** N
**Classification:** Other



CHARTERS TOWERS GOLD MINES LIMITED 2002-11-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
Charters Towers Gold Mines Limited (ASX Code 'CTO') recently appointed the Melbourne-based merchant bank Concept Equity Pty Ltd to advise the company.

They will assist with promotion of the company to enhance the market's understanding of the company's flagship project at Charters Towers.

This appointment is another step in the growth of the company, following on from recent expansion of the professional management team and the release of the Gold Production Plan.

Headed by Marcus Rose, Concept Equity's client list includes: Australian Energy, Challenger International, ING Australia and Zurich Insurance.

Charters Towers has potential appeal to investors as an emerging gold producer.

R Shand
COMPANY SECRETARY

# New High Grade Mineralisation



**Document date:** Fri 08 Nov 2002 **Published:** Fri 08 Nov 2002 11:25:32
**Document No:** 280219 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-11-08 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Charters Towers Gold Mines' geologists have outlined several new areas of high-grade mineralisation.

Recently acquired data from previous Western Mining Corporation (WMC) drill intersections shows these high-grade areas to be within a short trucking distance to the gold processing plant.

The mineralisation appears to be Charters Towers-style mineralisation and the significance of these high-grade assays is that the size of the gold system at Charters Towers is extended to the west by about five kms.

The results will be incorporated into the company's Resource statement once data has been verified and the ore body models have been completed.

CTGM's recently released Gold Production Plan, which outlines the potential 15 million ounce gold resource, addresses the central and adjacent reef systems. These new drill results to the south-west (about five km south-west of the process plant), would therefore further expand the goldfield's potential.

The shallow intersections (from 8-35 metres below surface) are encouraging as results over 2g/t Au at these depths may be mined economically.

On EPM 13106 (100% CTGM) intersections included:

| HOLE ID | FROM m | TO m | LENGTH m | GOLD g/t | AmgN m | AmgE m | DIRECTION Azim/Dip | EPM | PROSPECT |
|---|---|---|---|---|---|---|---|---|---|
| SNXC116 | 10 | 11 | 1.0 | 26.0 | 7768781 | 412573 | 000/-90 | 13106 | Beary Ck West |
| SNXC110 | 15 | 16 | 1.0 | 14.8 | 7768864 | 412789 | 307/-60 | 13106 | Beary Ck |
| SNXC15 | 8 | 9 | 1.0 | 4.8 | 7768275 | 411595 | 133/-60 | 13106 | Mt Hope |

Previous drill intersections, mainly by WMC Ltd, on prospects within EPM 11008 held under an option agreement with Glengarry Resources include:

| HOLE ID | FROM m | TO m | LENGTH m | GOLD g/t | AmgN m | AmgE m | DIRECTION Azim/Dip | EPM | PROSPECT |
|---|---|---|---|---|---|---|---|---|---|
| SNXC97 | 22 | 23 | 1.0 | 25.3 | 7769062 | 413615 | 270/-60 | 11008 | Mt Charles North |
| SNXC30 | 34 | 35 | 1.0 | 23.0 | 7768832 | 413497 | 000/-90 | 11008 | Mt Charles |
| PRP004 | 18 | 24 | 6.0 | 3.4 | 7761673 | 422533 | 240/-60 | 11008 | Prices Cattle Ck |
| SNXC37 | 2 | 3 | 1.0 | 14.1 | 7768850 | 413768 | 000/-90 | 11008 | Mt Charles East |
| SNXC47 | 17 | 20 | 3.0 | 4.5 | 7770085 | 414004 | 000/-90 | 11008 | Marion |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | | | Campbell |
| SNXC34 | 25 | 26 | 1.0 | 11.9 | 7768823 | 413467 | 000/-90 | 11008 | Mt Charles |
| SNXC04 | 27 | 29 | 2.0 | 5.1 | 7770012 | 409911 | 000/-90 | 11008 | Curlew |
| SNXC80 | 15 | 17 | 2.0 | 5.0 | 7769961 | 414144 | 165/-60 | 11008 | Marion Campbell |
| PRP003 | 10 | 12 | 2.0 | 4.8 | 7761672 | 422524 | 240/-57 | 11008 | Prices Cattle Ck |
| SNXC38 | 25 | 27 | 2.0 | 4.3 | 7768838 | 413779 | 000/-90 | 11008 | Mt Charles East |
| SNXC78 | 16 | 18 | 2.0 | 3.6 | 7769970 | 414127 | 180/-57 | 11008 | Marion Campbell |

R Shand
COMPANY SECRETARY
ph +61 7 3870 8000
fax +61 7 3870 8111
email info@ctgold.com.au
website: www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration.

* Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Appendix 3B-Issue of shares for working capital purposes

**Document date:** Tue 05 Nov 2002 **Published:** Thu 07 Nov 2002 11:27:01
**Document No:** 279847 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-11-05 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 500,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 8 cents

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Working Capital

7. Dates of entering securities into uncertified holdings or despatch of certificates — 05/11/2002

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 336,575,261 | Ordinary fully paid shares |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | | Options expiring 01/01/2005 |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — No change in the dividend policy of the Company since the last published accounts.

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R Shand
DIRECTOR/COMPANY SECRETARY
05/11/2002

## First Quarter Activities Report

**Document date:** Thu 31 Oct 2002 **Published:** Thu 31 Oct 2002 16:04:09
**Document No:** 279384 **Document part:** A
**Market Flag:** Y
**Classification:** First Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
HIGHLIGHTS

* 250,000 oz/year Gold Production Plan
* 15 million/oz Gold Resource Potential
* Underground work commenced
* New Gold finds from rock chip sampling
* New digital information tool

The past quarter was very significant for Charters Towers Gold Mines. The launch of the Gold Production Plan clearly articulates the potential future size of the company's gold resources and how we propose to develop this large project to 250,000 oz/year gold production.

MORE TO FOLLOW

## First Quarter Activities Report

**Document date:** Thu 31 Oct 2002 **Published:** Mon 04 Nov 2002 17:02:16
**Document No:** 279384 **Document part:** B
**Market Flag:** Y
**Classification:** First Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
GOLD PRODUCTION PLAN

The Gold Production Plan was launched in September 2002 revealing that the goldfield has at least 15 million ounces of gold resource potential. Respected independent consulting mining engineers group Tennent, Isokangas Pty Ltd have recently endorsed CTGM's plan to take its Charters Towers Gold Project to production of 250,000 ounces of gold per annum.

In the Tennent report Dr Brian White concluded

"In summary, the Gold Production Plan Report is a fair representation of the potential to identify and develop a resource of the order of 15M oz Au to a depth of 2000m at Charter Towers. With strong project management it should be feasible to subsequently mine this resource economically at the rate of 250 000 oz Au per annum, within normal bounds of mining risk."

Development of the four mines identified in the Plan, the Brilliant, Sunburst, GoldTec and Warrior, will require capital expenditure of US$80 million over five years. Gold production would commmence after 6 months and progressively build up.

The Plan estimates a mine life of 30 years producing 6.8 million ounces of gold. This is a conservative estimate based on past payabilities and only uses half of the projected resource.

Based on the projections contained in the Plan the Charters Towers Gold Project could have a Net Present Value of US$241 million (at 12% discount rate excluding cost of capital and taxation).

The estimated operating costs to produce gold are US$115 per ounce (based on an exchange rate of US$0.53/A$) at a headgrade of 13g/t to the processing plant. These figures would place CTGM in the top 10 gold producers in Australia and amongst the lowest cost producers in the industry.

At this time Charters Towers Gold Mines is discussing the possibility of forming an alliance with a large project management, engineering and mining group to undertake the development of this gold project. This should ensure professional execution of the project without CTGM having to build a big workforce and go through 'growing pains'. CTGM has a proprietary database and unique geological expertise in relation to Charters Towers. We would concentrate on growing the gold resource and our established skills for operational integration with the community of Charters Towers.

A full copy of the Gold Production Plan report, including the thee page Executive Summary, can be found at www.ctgold.com.au click 'News & Reports' then 'Technical Reports'.

UNDERGROUND WORK COMMENCED

The underground development to access the deep gold resource under the City of Charters Towers commenced with a call for Expressions of Interest to extend the Central Decline. Applications closed on October 21. Submissions are currently being assessed. The decision is a major milestone in accessing known gold targets and aims for production of gold in November 2003. Development mining of the Central Decline is scheduled to commence in February 2003.

EXPLORATION

BRILLIANT GOLD REEF PROJECT NEW DISCOVERIES

Diamond drill hole BGRP 4 (CT661) advanced 335m to 1065m. This completed the 3,927.4m Phase 1 of the BGRP Brilliant Drilling Program, and the program was completed with 4600 hours worked injury-free. A total of 68 core samples were assayed in BGRP 4. Results included 0.35m @ 14 g/t Au in the CI (Brilliant West) lode at 667m (see table below) and the Brilliant Deeps Footwall and Day Dawn lode structures were also intersected in this hole.

| PROGRAME INTERCEPT NO | HOLE NO | LODE | COLLAR EAST mE (amg) | COLLAR NORTH mN (amg) | HOLE TYPE | HOLE AZIMUTH degrees (amg) | HOLE DIP deg |
|---|---|---|---|---|---|---|---|
| 13 | BGRP4 | - | 423,194 | 7,700,016 | NO2 DDH | 218 | -65 |
| 13 | BGRP4 | Brilliant | 423,194 | 7,780,016 | NO2 DDH | 218 | -65 |
| | | | | | | including | |

(continued)

| PROGRAME INTERCEPT | HOLE NO | FROM m | TO m | LENGTH m | ASSAY g/t Au |
|---|---|---|---|---|---|
| 13 | BGRP4 | 344.70 | 345.20 | 0.50 | 1.0 |
| 13 | BGRP4 | 667.19 | 667.54 | 0.35 | 14.0 |
| including | | 667.19 | 667.34 | 0.15 | 22.5 |

There were 14 intersections of mineralised lodes, including the Brilliant, Brilliant Deeps Footwall and Hangingwall, Day Dawn Footwall and Hangingwall and two previously unknown structures, as tabled below. The results have proven the continuity of the main mineralised lodes as well as discovering two new structures, and the grades will now be assessed by underground driving on the lodes.

| INTER-SECTION NUMBER | HOLE NUMBER | STRUCTURE INTERSECTED | FROM (m) | TO (m) | INTERVAL (m) | GOLD ASSAY (g/t Au) |
|---|---|---|---|---|---|---|
| 1 | BGRP 1 | Brilliant | 665.41 | 665.52 | 0.11 | 21.20 |
| 2 | BGRP-WI | Brilliant | 665.40 | 665.54 | 0.14 | 6.18 |
| 3 | BGRP2 | Brilliant | 675.50 | 675.60 | 0.10 | 8.21 |
| 4 | BGRP2 | Brilliant Deeps Hanging Wall | 714.56 | 714.90 | 0.34 | 7.60 |
| 5 | BGRP2 | Brilliant Deeps | 751.40 | 751.70 | 0.30 | 8.98 |

| | | | | | | |
|---|---|---|---|---|---|---|
| | | Footwall | | | | |
| 6 | BGRP3 | New Structure | 606.82 | 607.07 | 0.25 | 2.31 |
| 7 | BGRP3 | Brilliant | 843.00 | 8.43.07 | 0.07 | 12.00 |
| 8 | BGRP3 | Day Dawn Hangingwall | 1,167.40 | 1,16743 | 0.03 | 2.29 |
| 9 | BGRP3 | Day Dawn Hangingwall | 1,185.00 | 1,185.02 | 0.02 | 1.89 |
| 10 | BGRP3 | Day Dawn Hangingwall | 1,197.73 | 1,197.75 | 0.02 | 3.91 |
| 11 | BGRP3 | Day Dawn Hangingwall | 1,204.11 | 1,204 12 | 0.01 | 1.35 |
| 12 | BGRP3 | Day Dawn Footwall | 1,273.12 | 1,273 13 | 0.01 | 1.49 |
| 13 | BGRP4 | New Structure | 344.70 | 345.20 | 0.50 | 1.00 |
| 14 | BGRP4 | Brilliant | 667.19 | 667.54 | 0.35 | 14.00 |

CTGM TENEMENTS

A review commenced into the potential for further mining on the northern extensions of the CI5 (CV2, Maud St Ledger) lode previously mined from CTGM's Central Decline, following acquisition of leases formerly held by Normandy Mount Leyshon that blocked northern development.

Twenty two rock chip samples were assayed on CTGM Exploration Permits. High grade gold assays were obtained at several localities including 132 g/t at Beary Ck West on EPM 13106, and 4.5 g/t Au from quartz outcrop at Mt Hope also on EPM 13106. An assay of 3.5 g/t Au was located on southern EPM 11658, 2km SE of Gregory's Try Again. Reconnaissance soil sampling of regional EPMs encountered numerous anomalous gold values from the 266 samples assayed. High gold values were located on EPM 13182 near the Millchester and Mafeking lines of lode. Some anomalous gold values were located on EPM 13106 south of Black Jack, and on EPM 13182 north and east of Charters Towers (max 720 ppb Au). The highest result was 0.48 g/t Au located on EPM 13453 south of Charters Towers, 1 km SSE of Merrie Monarch.

Integration of GSQ mineral occurrence data into the CTGM system was completed. Numerous previously unknown mineral deposits were identified in the area. Drilling targets were identified at the Mt Hope, Beary Ck West, Mafeking, Millchester, Iceland, and Dowsers prospects.

OPTION AGREEMENT AREA

Reconnaissance soil sampling of regional EPMs held under Option from Glengarry Resources Ltd was completed. Numerous anomalous assays were obtained from the 244 samples collected. Isolated anomalous gold values were located on EPM 11317 north of Charters Towers. A 1.4 g/t Au soil assay was located 3km north of the town, and 1.7 g/t Au was located at the alluvial Waterbore prospect west of Great Britain. Several elevated assays on the eastern side of EPM 10818 west of Towers Hill also warrant further investigation. A total of 54 rock chip samples were also collected. High rock chip gold assays were obtained at several localities including 29 g/t Au at the Lyn's Find prospect on EPM 10818 south west of Charters Towers. A specimen assaying 4.2% Cu was located on southern EPM 11008, 3.5km NE of

Prices Cattle Creek. These are both new discoveries.

Twelve prospects are considered to warrant drilling following evaluation of GSQ mineral occurrence data. These included: Balfes Ck, U_226618, Lucky Prop, Try Again, Try Again West Southern Cross, Homeward Bound, Marion Campbell, Mt Charle's, Mt Charles North, Mt Charles East, and Curlew. Four of these, Lucky Prop, Try Again, Try Again West, and Southern Cross, which lie on EPM 11008 in the Stannett Ck area south west of Charters Towers have not previously been drilled.

NEW DIGITAL TOOL

Charters Towers, Gold Mines has rebuilt its website to make information on the company more easily accessible. Shareholders are encouraged to regularly use this 'digital tool' at www.ctgold.com.au for the latest news on our activities.

R Shand
COMPANY SECRETARY

email: info@ctgold.com.au
web: www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* The information is based on and accurately reflects information compiled by Mr Christopher Alan John Towsey who is a corporate member of the Australian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration.

* Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Notice of Annual General Meeting

**Document date:** Wed 30 Oct 2002 **Published:** Thu 31 Oct 2002 19:55:20
**Document No:** 279246 **Document part:** A
**Market Flag:** N
**Classification:** Notice of Annual General Meeting , Proxy Form

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
NOTICE IS HEREBY GIVEN that the ninth Annual General Meeting of Charters Towers Gold Mines Limited will be held at the AAP Theatrette, Ground Floor, AAP Centre, 259 George Street, SYDNEY on Friday 29th November, 2002 at 3.30pm.

AGENDA

ORDINARY BUSINESS

REPORTS AND FINANCIAL STATEMENTS

1. To receive and adopt the Annual Report and Financial Statements together with the reports of the directors and the auditor for the year ended 30th June, 2002.

ELECTION OF DIRECTOR

2. To elect as a Director, Mr Greg Barns, who being appointed by the Directors since the last annual general meeting as an additional Director and, being eligible, offers himself for re-election.

RATIFICATION OF ISSUE OF SHARES

3. That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the previous allotment and issue of 26,246,670 fully paid ordinary shares in the capital of the Company, details of which are set out in the Explanatory Statement set out on the reverse side of this Notice.

SPECIAL BUSINESS

To consider, and if thought fit, pass the following resolution as a special resolution:

APPROVAL OF SELECTIVE SHARE BUY-BACK

4. That approval is hereby given for the Company to make a selective buy-back of 61,810,271 ordinary fully paid shares from Princeton Economics International Ltd at a price of 5 cents per share. Full details are set out in the Explanatory Memorandum accompanying this Notice.

R J Shand
COMPANY SECRETARY

MORE TO FOLLOW

# Notice of Annual General Meeting

**Document date:** Wed 30 Oct 2002 **Published:** Thu 31 Oct 2002 17:35:11
**Document No:** 279246 **Document part:** B
**Market Flag:** N
**Classification:** Notice of Annual General Meeting , Proxy Form

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
A full copy of this announcement, including Explanatory Statement, is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

---

# First Quarter Cashflow Report



**Document date:** Wed 30 Oct 2002 **Published:** Wed 30 Oct 2002 13:52:11
**Document No:** 279215 **Document part:** A
**Market Flag:** Y
**Classification:** First Quarter Cashflow Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 5B
MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

| ABN | Quarter ended ("current quarter") |
|---|---|
| 30 060 397 177 | 30/09/2002 |

CONSOLIDATED STATEMENT OF CASH FLOWS

| | Cash flows related to operating activities | Current Quarter AUD'000 | Year to date (3 months) AUD'000 |
|---|---|---|---|
| 1.1 | Receipts from product sales and related debtors | 201 | 201 |
| 1.2 | Payments for | | |
| | (a) exploration and evaluation | (282) | (282) |
| | (b) development | (192) | (192) |
| | (c) production | - | - |
| | (d) administration | (846) | (846) |
| 1.3 | Dividends received | - | - |
| 1.4 | Interest and other items of a similar nature received | - | - |
| 1.5 | Interest and other costs of finance paid | (100) | (100) |
| 1.6 | Income taxes paid | - | - |
| 1.7 | Other (provide details if material) | - | - |
| | Net Operating Cash Flows | (1,219) | (1,219) |
| | **Cash flows related to investing activities** | | |
| 1.8 | Payment for purchases of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | (19) | (19) |
| 1.9 | Proceeds from sale of: | | |
| | (a) prospects | - | - |
| | (b) equity investments | - | - |
| | (c) other fixed assets | - | - |
| 1.10 | Loans to other entities | - | - |
| 1.11 | Loans repaid by other entities | - | - |
| 1.12 | Other (provide details if material) | - | - |
| | Net investing cash flows | (19) | (19) |
| 1.13 | Total operating and investing cash flows | (1,238) | (1,238) |
| | **Cash flows related to financing activities** | | |
| 1.14 | Proceeds from issues of shares, options, etc. | 74 | 74 |

| | | | |
|---|---|---|---|
| 1.15 | Proceeds from sale of forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | 127 | 127 |
| 1.17 | Repayment of borrowings | (150) | (150) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (provide details if material) | - | - |
| | Net financing cash flows | 51 | 51 |
| | Net increase (decrease) in cash held | (1,187) | (1,187) |
| 1.20 | Cash at beginning of quarter/ year to date | 1,202 | 1,202 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 15 | 15 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 76 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and super-annuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 5,000 | 5,000 |
| 3.2 | Credit standby arrangements | - | - |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER

| | | AUD'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 100 |
| | Total | 200 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|
| 5.1 Cash on hand and at bank | 15 | 377 |
| 5.2 Deposits at call | - | - |
| 5.3 Bank overdraft | - | - |
| 5.4 Other (Held by Third Parties) | - | 825 |
| Total: cash at end of quarter (item 1.22) | 15 | 1,202 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | Nil | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | Nil | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Total Number | Number quoted | Issue price per security (see note 3) (cents) | Amount Paid-up per security (see note 3) (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | - | - | - | - |
| 7.2 Changes during quarter (a) increases through issues (b) decreases through returns of capital | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| buybacks, redemptions | - | - | - | - |
| 7.3 Ordinary securities | 336,075,261 | 336,075,261 | - | - |
| 7.4 Changes during quarter (a) increases through issues | 98,282 | 98,282 | 6c | 6c |
| (b) decreases through returns of capital buybacks | - | - | - | - |
| 7.5 Convertible debt securities (description) | - | - | - | - |
| 7.6 Changes during quarter (a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 13,000,000 | Nil | 15 | 01/01/2005 |
| 7.8 Issued during quarter | - | Nil | - | - |
| 7.9 Exercised during quarter | - | - | - | - |
| 7.10 Expired during quarter | - | - | - | - |
| 7.11 Debentures (totals only) | Nil | - | | |
| 7.12 Unsecured notes (totals only) | Nil | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R J Shand
COMPANY SECRETARY

Date: 30/10/2002

ADDITIONAL INFORMATION

1. The entity is currently undertaking a share capital issue of $500,000.

2. The administration expenditure shown at 1.2(d) appears higher than usual due to Brilliant Gold Reef Project marketing and other related costs.

---

## Annual Report/Top 20



**Document date:** Mon 28 Oct 2002 **Published:** Tue 29 Oct 2002 16:33:51
**Document No:** 278888 **Document part:** A
**Market Flag:** N
**Classification:** Annual Report , Top 20 shareholders , Full Year Accounts , Full Year Audit Review , Full Year Directors' Statement

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-28 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
DISTRIBUTION OF MEMBERS AND THEIR HOLDINGS AS AT 30/09/2002
ORDINARY SHARES

| RANGE OF HOLDINGS | |
|---|---|
| 1 - 1,000 | 1,009 |
| 1,001 - 5,000 | 1,013 |
| 5,001 - 10,000 | 689 |
| 10,001 - 100,000 | 1,550 |
| 100,001 and over | 329 |
| TOTAL | 4,590 |

TOP TWENTY SHAREHOLDERS AS AT 30/09/2002

| NAME | NUMBER | % |
|---|---|---|
| Princeton Economics International Ltd | 61,810,271 | 18.39 |
| Great Mines Ltd | 30,484,152 | 9.07 |
| J J Lynch | 16,054,923 | 4.78 |
| William Jangsing Lee | 8,969,980 | 2.67 |
| Underwriting and Mining Investment Corp Pty Ltd | 8,822,763 | 2.63 |
| I R McPherson & A E McPherson | 7,208,857 | 2.15 |
| S J Reynolds & A M Rees | 6,525,925 | 1.94 |
| Unqwerty Pty Ltd | 5,248,218 | 1.56 |
| Lily Lee | 4,911,657 | 1.46 |
| R[illegible]a and Sons Investments Pty Ltd | 4,799,650 | 1.43 |
| Charters Towers Mines NL | 4,764,181 | 1.42 |
| Share the Dream Pty Ltd | 2,968,200 | 0.88 |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.63 |
| ANZ Nominees Ltd | 2,066,695 | 0.61 |
| Harry Sioros | 1,757,314 | 0.52 |
| Sarah Gochman | 1,700,000 | 0.51 |
| Prime Impact Pty Ltd | 1,625,243 | 0.48 |
| Andwendrod Services Pty Ltd | 1,610,000 | 0.48 |
| Estate Late John Charles Brown | 1,550,000 | 0.46 |
| Malcolm Thom | 1,500,000 | 0.45 |
| TOTAL | 176,500,465 | 52.52 |

A full copy of the Annual Report is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

## Annual Report/Top 20 rec`d (full copy not yet available)

**Document date:** Fri 25 Oct 2002 **Published:** Fri 25 Oct 2002 17:22:02
**Document No:** 278779 **Document part:** A
**Market Flag:** N
**Classification:** Annual Report , Top 20 shareholders

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-25 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
ASX advises that an Annual Report, list of Top 20 shareholders, have been received.

A full copy of the announcement is not yet available.

## ASIC Annual Audited A/cs

**Document date:** Thu 24 Oct 2002 **Published:** Thu 24 Oct 2002 13:25:27
**Document No:** 278493 **Document part:** A
**Market Flag:** N
**Classification:** Top 20 shareholders , Full Year Accounts , Full Year Audit Review , Full Year Directors' Statement

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
A full copy of the ASIC Annual Audited Accounts is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

---

## Engineers endorse gold plan/Placement

**Document date:** Wed 23 Oct 2002 **Published:** Wed 23 Oct 2002 12:51:40
**Document No:** 278357 **Document part:** A
**Market Flag:** Y
**Classification:** Placement , Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Respected independent consulting mining engineers group Tennent, Isokangas Pty Ltd have endorsed CTGM's plan to take its Charters Towers Gold Project to production of 250,000 ozs of gold per annum.

Earlier this month, Charters Towers Gold Mines Limited released details of its Gold Production Plan (GPP) which sets out the potential of the goldfield to deliver at least 6.8 million ounces of gold over 30 years.

TI Director Dr Brian White, (FAusIMM (CP), FIE (Aust), MMICA), says in a review of the GPP:

'CTGM has progressively acquired Mining Title in 53 Exploration Permit Minerals, Mineral Development Licenses and Mining Leases over the whole goldfield, and overall project risks are greatly reduced as a result of earlier successful mining operations.'

Referring to the potential gold resource figure of 15 million ounces in the GPP, he continues:

'The earlier CTGM underground operations have provided a good opportunity to demonstrate the postulations on which the projections in the Prospectus for the IPO (initial public offering) were based are essentially valid.'

'...the GPP report provides a succinct but comprehensive summary of both the earlier and subsequent geological and other work that forms the basis of the postulations that project a total potential gold resource (to a depth of 2000 m) of 15 Moz. It appears that the resource projections are reasonable and realistic while also being conservative.'

'...With strong project management it should be feasible to subsequently mine this resource economically at the rate of 250,000 oz Au per annum, within normal bounds of mining risk.'

The GPP was developed by CTGM's team of highly-qualified geologists headed by Mr Chris Towsey, (MSc, BSc (Hons), Dip Ed, FAIMM) and a Chartered Geologist, the company's recently appointed General Manager.

To assist commencement of mining, CTO proposes to make a placement of ordinary shares and options to raise working capital. The maximum number of shares and options to be issued will be 12.5 million. Shares are to be issued at 8 cents each, together with an accompanying option which may be exercised at 8 cents per option within 12 months from the date of allotment. The issue will not require shareholder approval.

To view a copy of the full report, log onto: http://www.ctgold.com.au, click on News & Reports, then Technical Reports.

R Shand
COMPANY SECRETARY
Phone: +61 7 3870 8000
Fax: +61 7 3870 8111
Email: brisbane@ctgold.com.au
Web: www.ctgold.com.au

## New Gold Finds



**Document date:** Tue 08 Oct 2002 **Published:** Tue 08 Oct 2002 12:02:43
**Document No:** 276885 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-08 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Charters Towers Gold Mines Ltd (CTGM) is pleased to announce that rock chip sampling has located four exciting prospects from within exploration ground around the rich Charters Towers goldfield, two of which are new discoveries.

Selected iron-stained quartz near the Beary Creek West prospect, 15km southwest of Charters Towers on EPM 11316 (100% CTGM) returned 132 g/t Au, and 4.5 g/t Au was returned from quartz outcrop at Mount Hope, 16km southwest of Charters Towers on the same EPM.

Furthermore, quartz subcrop sampled by CTGM assayed 29.5 g/t Au at the previously unknown mineral occurrence named Lyn's Find nine kilometres southwest of Charters Towers on EPM 10818, 2.3 kilometres east-northeast of the Lucky Prop mine.

In addition, a specimen assaying 4.2% copper was located by CTGM 15km south of Charters Towers on the southern EPM 11008, 3.5kilometres northeast of Prices Cattle Greek. These two tenements, held by Glengarry Resources Ltd, are being explored by CTGM under an Option Agreement.

The rock chip samples analysis was carried out by Analabs, part of the international SGS group.

Mr Chris Towsey, General Manager Mining and Exploration, said "This regional sampling program further proves the greenfields exploration success for new high grade reefs. This exploration is in addition to the recently announced 15 million ounces gold resource potential outlined in the company's Gold Production Plan over the central goldfield. The plan expects to lead CTGM to 250,000 ounces of annual gold production."

Roslynn Shand
COMPANY SECRETARY
Charters Towers Gold Mines Limited ACN 060 397 177
Phone: +61 7 3870 8000 fax +61 7 3870 8111
Email: brisbane@ctgold.com.au
Web: www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Exploration Results:

* The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Christopher Alan John Towsey is employed by Charters Towers Gold Mines Ltd.

* Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent

person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

---

## Letter to Shareholders

**Document date:** Tue 01 Oct 2002 **Published:** Tue 01 Oct 2002 16:04:10
**Document No:** 276407 **Document part:** A
**Market Flag:** N
**Classification:** Letter to Shareholders

CHARTERS TOWERS GOLD MINES LIMITED 2002-10-01 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++++++++++
A very important ASX Announcement "General Manager gives stamp of approval to Gold Production Plan" was released on Friday 27th September, 2002 and is printed on the back of this notice for your information.

The complete Gold Production Plan document clearly sets out how we can build Charters Towers into a large gold company. The 72 page plan, including the brief Executive Summary, can be viewed on CTGM's new website www.ctgold.com.au. Either go to the "Latest News" at the top of the home page where it is the 'lead story', or click on "News and Reports", then "Technical Reports".

WOULD YOU LIKE MORE INFORMATION?

After much R&D, we have re-designed our website to be more user-friendly and super-efficient so you can access information 24-7! We hope you enjoy the new look and use it regularly - whatever your needs.

The gold market is 'moving' and we would like to keep you as up to date as possible with all our company announcements. To enable us to update our e-mail distribution list, please send a quick e-mail to Jeanette Bergman jbergman@ctgold.com.au so we can keep you more informed of the company's activities.

M Lynch
MANAGING DIRECTOR

# General Manager gives approval to Gold Production Plan

**Document date:** Fri 27 Sep 2002 **Published:** Fri 27 Sep 2002 14:29:00
**Document No:** 275949 **Document part:** A
**Market Flag:** Y
**Classification:** Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-09-27 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
Today, Charters Towers Gold Mines launched its new Gold Production Plan which reveals that the goldfield has at least 15 million ounces of gold resource potential.

The Gold Production Plan ('GPP') was developed by CTGM's technical team, led by recently-appointed General Manager, Mining & Exploration, Mr Chris Towsey. A chartered professional geologist and highly experienced in gold reef systems, Mr Towsey confirmed that the findings are based on sound geological reasoning, extrapolation of known resources, 145km of drilling, and historically-proven payabilities. The resource potential is not classified as an Ore Reserve or Mineral Resource at this time.

'The GPP shows how the company will produce 250,000 ounces of gold per annum after a five-year production build-up period,' Mr Towsey said.

'With operating costs estimated at a low US$115/oz, the project will be profitable from Year 1. The company would maintain this production level for a total of 30 years, producing a total of 6.8 million ounces.

Gold production would commence following six months of development and underground diamond drilling.

There will be progressive development of four "new" mines - Brilliant, Sunburst, GoldTec and Warrior. Production will be increased to 250,000 ozs in Year 5, when annual cash surplus should exceed US$50 million, based on a US$0.53 exchange rate and gold price of $US325/oz.

With at least a 30-year mining life for the field the plan anticipates a project internal rate of return of 61% and a net present value of US$241 million at a discount rate of 12% (excluding cost of capital and taxation),' he continued.

GIANT PROJECT

'Since joining the company my priority has been to articulate a clear strategy to develop this potentially giant project,' Mr Towsey said.

'From a management perspective, the GPP will serve as a guide for future investment, cashflow planning and full development of the central goldfield. And specifically, it clearly defines the resource potential of 15 million ounces of gold,' Mr Towsey concluded.

The full Gold Production Plan can be viewed on CTGM's new website www.ctgold.com.au
Click on News & Reports, then Technical Reports to view GPP.

R Shand
COMPANY SECRETARY

ph     +61 7 3870 8000
fax    +61 7 3870 8111
email  brisbane@ctgold.com.au
web    www.ctgold.com.au

## Fourth Quarter Cashflow Report

**Document date:** Wed 31 Jul 2002 **Published:** Wed 31 Jul 2002 17:19:22
**Document No:** 270344 **Document part:** A
**Market Flag:** Y
**Classification:** Fourth Quarter Cashflow Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

ABN 30 060 397 177

Quarter ended ("current quarter") 30/06/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

| Cash flows related to operating activities | Current Quarter AUD'000 | Year to date (12 months) AUD'000 |
|---|---|---|
| 1.1 Receipts from product sales and related debtors | - | 9 |
| 1.2 Payments for | | |
| (a) exploration and evaluation | (265) | (1,055) |
| (b) development | (342) | (849) |
| (c) production | - | (57) |
| (d) administration | (360) | (1,137) |
| 1.3 Dividends received | - | - |
| 1.4 Interest and other items of a similar nature received | - | 7 |
| 1.5 Interest and other costs of finance paid | (173) | (273) |
| 1.6 Income taxes paid | - | (100) |
| 1.7 Other (provide details if material) | - | - |
| Net Operating Cash Flows | (1,140) | (3,455) |
| Cash flows related to investing activities | | |
| 1.8 Payment for purchases of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | (2) |
| 1.9 Proceeds from sale of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | - |
| 1.10 Loans to other entities | - | (35) |
| 1.11 Loans repaid by other entities | - | - |
| 1.12 Other (provide details if material) | - | - |
| Net investing cash flows | - | (37) |
| 1.13 Total operating and investing cash flows | (1,140) | (3,492) |
| Cash flows related to financing activities | | |
| 1.14 Proceeds from issues of shares, options, etc. | 845 | 4,302 |
| 1.15 Proceeds from sale of | | |

| | | | |
|---|---|---|---|
| | forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | 25 | 440 |
| 1.17 | Repayment of borrowings | (25) | (25) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other - Brilliant Gold Reef Project Subscriptions | 1,369 | 2,585 |
| | - Share buy back | - | (2,808) |
| | Net financing cash flows | 2,214 | 4,494 |
| | Net increase (decrease) in cash held | 1,074 | 1,002 |
| 1.20 | Cash at beginning of quarter/ year to date | 128 | 200 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 1,202 | 1,202 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 104 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries, consultancy fees and superannuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the period there were no non-cash financing and investing transactions which had a material effect on consolidated assets and liabilities.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

None

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 5,000 | 5,000 |
| 3.2 | Credit standby arrangements | - | - |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER

| | | AUD'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 265 |
| 4.2 | Development | 100 |
| | Total | 365 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 377 | 128 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | 825 | - |
| | Total: cash at end of quarter (item 1.22) | 1,202 | 128 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | - | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | - | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Number issued | Number quoted | Issue Price (cents) | Paid-up value (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | - | - | - | - |
| 7.2 Changes during current period | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through returns of capital buybacks, redemptions | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| 7.3 Ordinary securities | 335,976,979 | 335,976,979 | - | - |
| 7.4 Changes during current period | | | | |
| (a) increases through issues | 14,101,750 | 14,101,750 | 6 | 6 |
| (b) decreases through returns of capital buybacks | - | - | - | - |
| 7.5 Convertible debt securities (description and conversion factor) | - | - | - | - |
| 7.6 Changes during current period | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 13,000,000 | - | 15 | 01/01/2005 |
| 7.8 Issued during current period | - | - | - | - |
| 7.9 Exercised during current period | - | - | - | - |
| 7.10 Expired during current period | 1,000,000 | - | - | - |
| 7.11 Debentures (totals only) | - | - | | |
| 7.12 Unsecured notes (totals only) | - | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R Shand Date: 31/07/2002

COMPANY SECRETARY

## Fourth Quarter Activities Report



**Document date:** Wed 31 Jul 2002 **Published:** Wed 31 Jul 2002 13:41:19
**Document No:** 270304 **Document part:** A
**Market Flag:** Y
**Classification:** Fourth Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
HIGHLIGHTS

* Brilliant Gold Reef Project raises $2.8 million
* Mining, financial professionals join team
* Diamond drilling intersects two reefs
* Decision to proceed with underground bulk sampling
* Elevated gold values in soil sampling, Great Britain Option area
* Over $800,000 raised in working capital

MORE TO FOLLOW

## Change in substantial holding

**Document date:** Mon 22 Jul 2002 **Published:** Mon 22 Jul 2002 17:05:25
**Document No:** 269529 **Document part:** A
**Market Flag:** N
**Classification:** Change in substantial holding

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-22 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Great Mines Ltd decreased its relevant interest in Charters Towers Gold Mines Limited on 19/07/2002, from 35,616,833 ordinary shares (12%) to 30,832,153 ordinary shares (9.18%).

## Underground Works Begins at Charters Towers

**Document date:** Thu 18 Jul 2002 **Published:** Thu 18 Jul 2002 10:56:13
**Document No:** 269290 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-18 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

Charters Towers Gold Mines Limited announced today that underground development to access the deep gold resource under the city of Charters Towers will commence in October.

The decision is a major milestone in reopening the Charters Towers goldfield and, given a successful underground sampling program, aims for production of gold in November 2003.

The work will involve extending the decline access tunnel 2800 metres, to a vertical depth of 600 metres below the surface. This will be followed by 2000 metres of level tunnels to intensively sample the rich gold ore. Total underground work will cost $12 million, funded by joint venture sources.

The Prospectus issued by ARG successfully raised an initial $2.8 million. This is an excellent result for a 'first' capital raising of this type. ARG and Charters Towers Gold Mines plan to obtain the balance funds through a further capital raising to be released soon.

The decision follows success of the first stage diamond drilling program which intersected the Brilliant and Day Dawn reefs at six points within a metre of the predicted positions. Project geologists believe the excellent results confirm the existence of high grade gold mineralization below the level of the previous workings.

Expressions of interest are being sought from mining contractors able to commence work in the next 3 months.

Mark Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
ph +61 73870 8000 fax +61 7 3870 8111
email brisbane@ctgold.com.au
web:www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Exploration Results and mineral Resources:

The information is based on, and accurately reflects, information compiled by Mr Christopher Alan John Towsey, who is a Corporate Member of the Australasian institute of Mining and Metallurgy and the Australian Institute of Geoscientists. Christopher Alan John Towsey is employed by CTGM as General Manager, Mining and Exploration. Christopher Alan John Towsey has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

Mr Towsey has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Change of Registered office address

**Document date:** Mon 15 Jul 2002 **Published:** Mon 15 Jul 2002 15:10:51
**Document No:** 269017 **Document part:** A
**Market Flag:** N
**Classification:** Details of Registered office address

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
The corporate office of Charters Towers Gold Mines and the Brilliant Gold Reef Project has moved.

Our new contact details are as follows:

19 Lang Parade
MILTON QLD 4064
Telephone: (07) 3870 8000
Facsimile: (07) 3870 8111
e-mail: brisbane@ctgold.com.au

# Appendix 3B - Share Purchase Plan Final Allotment

**Document date:** Fri 12 Jul 2002 **Published:** Fri 12 Jul 2002 17:49:07
**Document No:** 268932 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-12 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 98,282 (Ninety eight thousand two hundred and eighty two) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | 6 cents (shareholder Share Purchase Plan) | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 02/07/2002 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 336,075,261 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 13million | Options expiring 01/01/2005 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the company since the last published accounts | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
DIRECTOR/COMPANY SECRETARY
12/07/2002

# Appendix 3C - Selective Share Buy-Back

**Document date:** Thu 04 Jul 2002 **Published:** Thu 04 Jul 2002 12:49:12
**Document No:** 268273 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-04 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3C
ANNOUNCEMENT OF BUY-BACK
(EXCEPT MINIMUM HOLDING BUY-BACK)

Name of Entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

We (the entity) give ASX the following information.

INFORMATION ABOUT BUY-BACK

| | |
|---|---|
| 1. Type of buy-back | Selective share buy-back |
| 2. Class of shares which is subject of the buy back (eg, ordinary/preference) | Ordinary |
| 3. Voting rights (eg, one for one) | One for One |
| 4. Fully paid/partly paid (and if partly paid, details of how much has been paid and how much is outstanding) | Fully Paid |
| 5. Number of shares in the class on issue | 61,810,271 |
| 6. Whether shareholder approval is required for buy-back | Yes |
| 7. Reason for buy-back | To stabilise the company register by buying back the remaining shareholding of Princeton Economics International, Ltd which is in provisional liquidation. |
| 8. Any other information material to a shareholder's decision whether to accept the offer (eg, details of any proposed take-over offer or announcement) | N/A |

ON-MARKET BUY-BACK

Items 9 to 13 are Not Applicable

EMPLOYEE SHARE SCHEME BUY-BACK

Items 14 to 15 are Not Applicable

SELECTIVE BUY-BACK

| | |
|---|---|
| 16. Name of person or description of class of person whose shares are proposed to be bought back | Princeton Economics International, Ltd |
| 17. Number of shares proposed to be bought back | 61,810,271 |
| 18. Price to be offered for shares | 5 cents |

EQUAL ACCESS SCHEME

Items 19 to 22 are Not Applicable

COMPLIANCE STATEMENT

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

R Shand
DIRECTOR/COMPANY SECRETARY
04/07/2002

## Shareholders unanimously approve buy back

**Document date:** Tue 02 Jul 2002 **Published:** Tue 02 Jul 2002 20:03:07
**Document No:** 268064 **Document part:** A
**Market Flag:** N
**Classification:** Results of Meeting

CHARTERS TOWERS GOLD MINES LIMITED 2002-07-02 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Charters Towers Gold Mines (CTO) announced today that shareholders unanimously approved a selective share buy-back of shares from Princeton Economics International, Ltd (PEI) at the company's general meeting in Sydney on 28 June 2002.

Upon completion of the buy-back by the end of August 2002, Charters Towers Gold will be Australian owned and controlled.

In announcing the decision of the meeting, the company's Managing Director Mark Lynch commented:

"In a period when over 40% of Australian gold assets are foreign owned, we are moving in the opposite direction, securing full Australian control of our company. Charters Towers Gold is set to become one of the few Australian-owned gold producers."

The share buy-back will allow the company to purchase for $3,090,513 the 61,810,271 shares (approximately 19% of the total shares on issue) held by PEI.

Mr Lynch said another advantage to the buy-back is that there will be a 19% reduction in the number of ordinary CTO shares on issue, increasing each shareholder's percentage holding in the company. He added:

"Charters Towers Gold Mines is now well-positioned to capitalize on the world's renewed interest in gold. The company's granted mining leases, environmental permits, the innovative GoldTec mining system and progress with the Brilliant Gold Reef Project all firmly position it as an emerging gold producer."

Mark Lynch
MANAGING DIRECTOR
ph +61 7 3842 3108
fax +61 7 3842 3128
email brisbane@ctgold.com.au
web www.ctgold.com.au

# CONTENTS

**ASX RELEASES – CTO - PERIOD 30 JUNE 2002 TO 1 July 2001**



| Date | Nature and Description of Announcement |
|---|---|
| 19.06.2002 | Boosts management |
| 13.06.2002 | Brilliant Gold Reef Project |
| 30.05.2002 | Notice of Annual General Meeting |
| 29.05.2002 | Appendix 3B – Share Purchase Plan allotment |
| 30.04.2002 | Third Quarter Cashflow Report |
| 30.04.2002 | Third Quarter Activities Report |
| 26.04.2002 | Great Britain High Grade Gold Intersection |
| 18.04.2002 | Letter to Shareholders re Share Purchase Plan & Company Update |
| 12.04.2002 | Escrow of shares |
| 12.04.2002 | Share Purchase Plan Offer |
| 03.04.2002 | Anticipates strong growth |
| 26.03.2002 | Response to ASX query |
| 22.03.2002 | Re-release of updated format Appendix 3B |
| 21.03.2002 | Appendix 3B – For Working Capital |
| 15.03.2002 | Half Yearly Report and ASIC Half Yearly Accounts |
| 13.02.2002 | Appendix 3B – Share buy back from Princeton Economics Int'l |
| 31.01.2002 | Second Quarter Cashflow Report |
| 31.01.2002 | Second Quarter Activities Report |
| 24.01.2002 | Initial Director's Interest Notice |
| 23.01.2002 | Final Director's Interest Notice |
| 22.01.2002 | Greg Barns on Board |
| 10.01.2002 | Appendix 3B – Working Capital |
| 08.01.2002 | Initial Director's Interest Notice x 3 |
| 18.12.2001 | Appendix 3B – Issue of Options to Directors |
| 14.12.2001 | Gateway Mining Offer Withdrawn |
| 10.12.2001 | Brilliant Reef Intersected |
| 07.12.2001 | Appendix 3B – Share buy back form Princeton Economics Int'l |
| 06.12.2001 | Share Cancellation – Form 284 |
| 23.11.2001 | Appendix 3B – New Issue |
| 19.11.2001 | Final Reminder – Options Expire 23/11/2001 |
| 19.11.2001 | Replacement Bidder's Statement – Off-market bid |
| 15.11.2001 | Results of Meeting/Options due to expire |
| 13.11.2001 | Drilling brings at Charters Towers |
| 31.10.2001 | First Quarter Cashflow Report |
| 31.10.2001 | First Quarter Activities Report |
| 26.10.2001 | Bidder's Statement |
| 24.10.2001 | ASIC form 284 – share cancellation |
| 17.10.2001 | Share Buy-Back Commences |
| 16.10.2001 | Annual Report/Top 20 |
| 16.10.2001 | Notice of Annual General Meeting |
| 15.10.2001 | Notice of Annual General Meeting |
| 12.10.2001 | GML's Response to Charters Towers Gold Mines Takeover Bid |
| 12.10.2001 | ASIC Annual Audited A/cs |
| 08.10.2001 | Bid for Gateway Mining NL |
| 02.10.2001 | Brilliant Deeps site selected |
| | |

| Date | Nature and Description of Announcement |
|---|---|
| 21.09.2001 | Deep Drilling Contract Awarded |
| 13.09.2001 | Brilliant Gold Reef potential grows |
| 07.09.2001 | Appendix 3B re exercise of options |
| 06.09.2001 | Australia Fund alliance |
| 29.08.2001 | Brilliant Gold Reef Proj Achieves 1st stage Capital Raising |
| 14.08.2001 | Amendment to App 5B (31/7/01) |
| 31.07.2001 | Fourth Quarter Activities Report |
| 31.07.2001 | Fourth Quarter Cashflow Report |

## Boosts management



**Document date:** Wed 19 Jun 2002 **Published:** Wed 19 Jun 2002 15:34:39
**Document No:** 266823 **Document part:** A
**Market Flag:** N
**Classification:** Company Administration - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-06-19 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
CHARTERS TOWERS BOOSTS MANAGEMENT

Two widely experienced professionals will join the management team of Charters Towers Gold next month.

Mr Mark Lynch, Managing Director of Charters Towers Gold Mines Limited (Charters Towers Gold - ASX code CTO) announced this today.

Richard Russell has been appointed corporate accountant and Taxation Public Officer, and Christopher Towsey will take up the position of General Manager, Mining and Exploration.

Mr Russell, MSc, University of Wales, has been a member of the Institute of Chartered Accountants in England and Wales since 1992 and a member of the Australian Institute of Chartered Accountants since 1998.

A UK trained Chartered Accountant, he has held several positions as Group Accountant and Financial Controller with listed and unlisted companies since moving to Australia, including Group Systems Accountant with the private company Devereaux Holdings (group turnover approximately $500 million) and Group Accountant with Ruskin Industries Limited.

Mr Towsey, MSc, BSc (Hons), Dip Ed, FAIMM, a Chartered Professional Geologist, brings over 25 years of corporate and operational experience in the mining industry to the Charters Towers Group.

He has worked with BHP Minerals Exploration, Mount Isa Mines Limited, Emperor Mines (Fiji), Century Drilling and the National Occupational Safety Association Limited (NOSA), the South African underground mine safety system and audit specialists.

He served as Chief Geologist and Manager of Exploration while with Emperor Mines, lifting the company's gold resources to three million ounces. During this time, in 1997 and again in 1998, Emperor won the prestigious Australian Institute of Mining and Metallurgy Ore Reserve Reporting Award, assessed in accordance with the JORC code. He also served as General Manager with Century Drilling and NOSA.

The expanded management team will work closely with technical specialists currently drilling the Brilliant Gold Reef Project at Charters Towers. The appointments will take effect from 1 July and both appointees will be located in the company's Brisbane office.

Roslyn Shand
COMPANY SECRETARY
Charters Towers Gold Mines Limited
ph +61 7 3842 3108 fax +61 7 3842 3128
email brisbane@ctgoldcom.au
web wwwctgold.com.au

## Brilliant Gold Reef Project

**Document date:** Thu 13 Jun 2002 **Published:** Thu 13 Jun 2002 16:46:50
**Document No:** 266417 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-06-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
To correspond with the end of the tax year, the Prospectus for the Brilliant Gold Reef Project will remain open until 30 June, 2002 unless sold out sooner.

Application interest has been high with a large part of this innovative joint venture raising earmarked to large capital market groups.

With the end of the financial year deadline approaching, it is important that applications are received in time to be processed.

Each unit of $5,000 (+GST) is estimated to return about $1,000 per year for 10 years following the commencement of production. A 100% tax deduction is available for any units purchased this financial year. An independent Research Report has been prepared by InvestorWeb and they have made a BUY recommendation.

The project plans to complete the $25 million raising by end June.

For further information on Charters Towers Gold Mines -

website: www.ctgold.com.au

Or - Mark Lynch
MANAGING DIRECTOR
ph +61 7 3842 3108
fax +61 7 3842 3128
email mlynch@ctgold.com.au

## Notice of General Meeting

**Document date:** Thu 30 May 2002 **Published:** Thu 30 May 2002 15:17:31
**Document No:** 265421 **Document part:** A
**Market Flag:** N
**Classification:** Proxy Form , Notice of General Meeting



CHARTERS TOWERS GOLD MINES LIMITED 2002-05-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Notice is hereby given that a General Meeting of Charters Towers Gold Mines Limited will be held at the Wesley Centre, 220 Pitt Street, Sydney on Friday 28 June 2002 at 10.30am.

SPECIAL BUSINESS

To consider, and if thought fit, pass the following resolution as special resolution:

APPROVAL OF SELECTIVE SHARE BUY-BACK

RESOLUTION: That approval is hereby given for the Company to make a selective buy-back of 61,810,271 ordinary fully paid shares from Princeton Economics International, Ltd at a price of 5 cents per share.

COMPANY SECRETARY

MORE TO FOLLOW

## Notice of General Meeting

**Document date:** Thu 30 May 2002 **Published:** Thu 30 May 2002 15:19:50
**Document No:** 265421 **Document part:** B
**Market Flag:** N
**Classification:** Proxy Form , Notice of General Meeting

CHARTERS TOWERS GOLD MINES LIMITED 2002-05-30 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
LETTER FROM THE CHAIRMAN

Please find enclosed with this Explanatory Memorandum a Notice of General Meeting of Charters Towers Gold Mines Limited (Company) to be held in Sydney at the Wesley Centre, 220 Pitt Street, Sydney on Friday 28 June 2002 at 10.30am. Shareholders will be asked to consider and vote on the approval of a selective share buy-back.

You may be aware that in 2000/2001 the Company bought back from Princeton Economics International, Ltd (PEI) 70,189,790 shares under a selective share buy-back arrangement. PEI still holds 61,810,271 shares in the Company, representing 18% of the total shares on issue.

PEI, a foreign owned investment company, is in liquidation and its shareholding in the Company has been perceived as a negative overhang in the market.

The Company has entered into a further Share Buy-Back agreement with PEI that allows the Company to buy-back and cancel the remaining PEI shareholding, thus removing the 61,810,271 shares from the market. This firmly places the Company back in the hands of current Shareholders and fully returns the Company to Australian control.

The agreement sets a buy-back price for the PEI shareholding of 5 cents per share and a time frame for payment until 29 August 2002. In essence the Company has agreed to pay $3,090,513 for the remaining PEI shareholding and requires shareholder approval to effect the share buy-back. The shares bought back will be cancelled.

As part of the share buy-back agreement the terms of the Loan documentation are amended by extending the time to repay the $5 million loan owed to PEI to 29 August 2002.

The Company has recently announced positive developments with the Brilliant Gold Reef Project and development of the GoldTec Mining System that will further lower projected mining costs. We have a clear plan on how to grow the company towards its long term goal of gold production of 250,000 ozs pa.

Your Directors will be voting in favour of the selective buy-back.

I recommend that all shareholders vote in favour of the motion.

J J Foley
CHAIRMAN

MORE TO FOLLOW

## Notice of General Meeting

**Document date:** Thu 30 May 2002 **Published:** Thu 30 May 2002 15:14:23
**Document No:** 265421 **Document part:** C
**Market Flag:** N
**Classification:** Proxy Form , Notice of General Meeting

CHARTERS TOWERS GOLD MINES LIMITED 2002-05-30 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
A full copy of this announcement, including Explanatory Memorandum, is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

## Appendix 3B - Share Purchase Plan allotment



**Document date:** Wed 29 May 2002 **Published:** Thu 30 May 2002 09:24:28
**Document No:** 265327 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-05-29 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 14,101,750 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | 6 cents (shareholder Share Purchase Plan) | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working Capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 29/05/2002 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 335,976,979 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 13,000,000 | Options expiring 01/01/2005 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the company since the last published accounts. | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
29/05/2002

# Third Quarter Cashflow Report

**Document date:** Tue 30 Apr 2002 **Published:** Tue 30 Apr 2002 20:13:10
**Document No:** 262790 **Document part:** A
**Market Flag:** Y
**Classification:** Third Quarter Cashflow Report



CHARTERS TOWERS GOLD MINES LIMITED 2002-04-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

ACN or ARBN: 30 060 397 177
Quarter ended ("current quarter"): 31/03/2002

CONSOLIDATED STATEMENT OF CASH FLOWS

| Cash flows related to operating activities | Current Quarter AUD'000 | Year to date (9 months) AUD'000 |
|---|---|---|
| 1.1 Receipts from product sales and related debtors | - | 9 |
| 1.2 Payments for | | |
| (a) exploration and evaluation | (217) | (790) |
| (b) development | (347) | (507) |
| (c) production | - | (57) |
| (d) administration | (207) | (780) |
| 1.3 Dividends received | - | - |
| 1.4 Interest and other items of a similar nature received | 1 | 7 |
| 1.5 Interest and other costs of finance paid | (100) | (100) |
| 1.6 Income taxes paid | - | (100) |
| 1.7 Other (provide details if material) | - | - |
| Net Operating Cash Flows | (870) | (2,318) |
| **Cash flows related to investing activities** | | |
| 1.8 Payment for purchases of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | (2) |
| 1.9 Proceeds from sale of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | - |
| 1.10 Loans to other entities | - | (35) |
| 1.11 Loans repaid by other entities | - | - |
| 1.12 Other (provide details if material) | - | - |
| Net investing cash flows | - | (37) |
| 1.13 Total operating and investing cash flows | (870) | (2,355) |
| **Cash flows related to financing activities** | | |
| 1.14 Proceeds from issues of shares, options, etc. | 428 | 3,056 |
| 1.15 Proceeds from sale of | | |

| | | | |
|---|---|---|---|
| | forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | 130 | 415 |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Brilliant Gold Reef Project subscriptions | 11 | 1,620 |
| | Share Buy Back | - | (2,808) |
| | Net financing cash flows | 569 | (2,283) |
| | Net increase (decrease) in cash held | (301) | (72) |
| 1.20 | Cash at beginning of quarter/ year to date | 429 | 200 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 128 | 128 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 62 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |
| 1.25 | Explanation necessary for an understanding of the transactions | |

Payments comprise executive salaries, consultancy fees and super-annuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 5,000 | 5,000 |
| 3.2 | Credit standby arrangements | - | - |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER — AUD'000

| | | |
|---|---|---|
| 4.1 | Exploration and evaluation | 100 |
| 4.2 | Development | 100 |
| | Total | 200 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|
| 5.1 Cash on hand and at bank | 128 | 429 |
| 5.2 Deposits at call | - | - |
| 5.3 Bank overdraft | - | - |
| 5.4 Other (provide details) | - | - |
| Total: cash at end of quarter (item 1.22) | 128 | 429 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | - | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | - | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Number issued | Number quoted | Issue Price (cents) | Paid-up value (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | - | - | - | - |
| 7.2 Changes during current period | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through returns of capital buybacks, redemptions | - | - | - | - |
| 7.3 Ordinary securities | 321,875,229 | 321,875,229 | - | - |

| | | | | |
|---|---|---|---|---|
| 7.4 Changes during current period<br>(a) increases through issues | 12,264,638 | 12,264,638 | - | - |
| (b) decreases through returns of capital buybacks | - | - | - | - |
| 7.5 Convertible debt securities (description and conversion factor) | - | - | - | - |
| 7.6 Changes during current period<br>(a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 14,000,000 | - | 15 | 01/01/2005 |
| 7.8 Issued during current period | - | - | - | - |
| 7.9 Exercised during current period | 218,000 | - | - | - |
| 7.10 Expired during current period | - | - | - | - |
| 7.11 Debentures (totals only) | - | - | | |
| 7.12 Unsecured notes (totals only) | - | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does/does not give a true and fair view of the matters disclosed.

R Shand Date: 30/04/2002
COMPANY SECRETARY

DIRECTORS NOTE A - SHARE PURCHASE PLAN

The entity has announced a shareholder Share Purchase Plan (SPP) offer, open to all shareholders on the share register as at 5pm, 8 April 2002 and which closes on 10 May 2002. The company's approximately 3,500 shareholders have the opportunity to purchase shares up to a maximum of $3,000.

# Third Quarter Activities Report

**Document date:** Tue 30 Apr 2002 **Published:** Tue 30 Apr 2002 19:34:31
**Document No:** 262781 **Document part:** A
**Market Flag:** Y
**Classification:** Third Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-30 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
HIGHLIGHTS

* Charters Towers Gold group targets profit
* City drilling continues
* Innovative GoldTec mining system developed
* High grade gold intersection at Great Britain

Charters Towers Gold Mines Limited is well positioned to capitalise on the world's renewed interest in gold.

Indications are the Charters Towers Gold group will report a net profit, before depreciation and taxation, of A$1.6 million to 30 June 2002. This is budgeted to rise to A$4.2 million in 2003 with a substantial increase in 2004. A release to the ASX dated 3rd April 2002 - "Charters Towers Gold Anticipates Strong Growth" - set out a number of new developments by the group.

GROWTH FACTORS

Charters Towers Gold aims to progress from a small company to a significant gold producer within the next three years.

The Group has invested over A$50 million in equipment, infrastructure and overall development.

EARLY GOLD PRODUCTION

In addition to joint venture projects within the central city areas of the goldfield, Charters Towers Gold controls large exploration areas with prime targets for developing mining operations. These include several prospects that have been drilled by previous explorers and have near surface, high grade mining potential.

One area with early production potential is located about six km east-north-east of the processing plant. This series of workings is known as the Warrior Reef system and is similar to the historical Brilliant and Day Dawn reefs. About 5 km east-west in strike length, it dips northerly.

In particular, Mining Lease 1521 within the Warrior area shows encouraging results; recently acquired drilling data on work previously carried out by Western Mining Corporation Limited shows seven holes intersecting gold grades from 6.9 to 43g/t over metre widths less than 60 metres below the surface (reported to the ASX in January).

The Warrior system could be explored and developed from a shallow underground decline. Drilling results are on granted mining leases and, subject to additional drilling, design and funding, could be in production by the end of this year. The location is within easy haulage distance of the processing plant.

MORE TO FOLLOW

# Third Quarter Activities Report

**Document date:** Tue 30 Apr 2002 **Published:** Fri 03 May 2002 13:31:28
**Document No:** 262781 **Document part:** B
**Market Flag:** Y
**Classification:** Third Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-30 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

OPERATING COSTS

The Brilliant, Warrior and other Charters Towers projects will be able to utilize the unique GoldTec Mining System. Mining engineer and Project Co-ordinator Garry Foord has estimated operating costs of US$100 per ounce of gold produced (exchange rate used A$1/US$0.50). Operating costs include ongoing operational capital expenditure, decline extension and underground level development.

These costs would place the Charters Towers Gold group very favourably in world production cost rankings.

With a current gold price of over US$300 per ounce, profitability would be high.

GOLD RESOURCES

The Charters Towers Gold group has set a short-term goal of increasing identified gold resources to two million ounces. The opportunity to become one of Australia's premier gold producers and firmly re-establish Charters Towers as a world-class goldfield is now a realistic possibility.

EXPLORATORY DRILLING

The first drilling by Charters Towers Gold Mines Limited outside the central goldfield area has intersected high grade gold mineralisation.

A [illegible],000 metre reverse circulation drilling program seeking high grade extensions to the Great Britain (160,000 oz resources) and Blue Peter (20,000 oz past production) gold deposits intersected high grade gold at Great Britain. This lies 230m east of the nearest >10 g/t gold intersections.

The mineralisation is open down plunge on CTGM's EPM 8563, 50m to the northeast.

| HOLE NO | LODE | EASTING mE (amg) | NORTHING mN (amg) | HOLE TYPE | DIRECTION ---degrees---- (amg) | DIP | FROM m | TO m | INTERVAL m | FIRE ASSAY g/t Au |
|---|---|---|---|---|---|---|---|---|---|---|
| | GREAT BRITAIN | | | | | | | | | |
| CT650 | | 419787 | 7781400 | Rev Circ | 225 | -65 | 61 | 62 | 1 | 4.6 |
| CT650 | | | | | | | 119 | 122 | 3 | 6.1 |
| CT650 | | | | | | incl | 120 | 121 | 1 | 10.5 |
| CT650 | | | | | | | 143 | 147 | 4 | 4.3 |
| CT650 | | | | | | incl | 143 | 144 | 1 | 12.6 |

At Blue Peter, CTGM drill intersections confirmed a shallow SE dip to

the 1.5 km long lode structures. Infill drilling will be required to delineate ore shoots. All assay results are not yet to hand.

Charters Towers Gold holds about 300 square kilometres of exploration ground under an option agreement exercisable up until April 2003.

BRILLIANT GOLD PROFITS

Charters Towers Gold expects funding to be in place by the end of June 2002 through the innovative Brilliant Gold Reef Project (the Project). Charters Towers Gold's share of profits from the Project would be A$7.1 million per year over its 10-year production life.

The Project has an ATO Product Ruling ensuring investors are able to claim a 100% tax deduction for their investment - a 'first' in the mining industry.

The Brilliant Gold Reef work program commenced in September 2001 and is budgeted to move to gold production by September 2003. The minimum planned rate of production will be 50,000 ounces of gold per year. This would be in addition to production from the planned Warrior Reef project mentioned previously.

Diamond drilling within the City area is under the control of Exploration Manager Jim Morrison who advises that the diamond core drilling contractor Boart Longyear is doing an excellent job. Drilling is continuing and the current planned deep diamond hole is at a vertical depth of 420 metres.

GOLDTEC JOINT VENTURE

Progress towards our corporate goal of 250,000 ounces of gold per year will be assisted by a new GoldTec joint venture. Technical estimates show that expenditure of A$50 million is required to bring the areas adjacent to the Brilliant Gold Reef project into production at a rate of 100,000 ounces per year.

Separately from the Brilliant Gold Reef project, Charters Towers Gold plans to raise this additional A$50 million in another innovative capital raising in which the Charters Towers group retains a 60% interest and management control.

At production costs of US$100/ounce and a gold price of US$300/ounce, the company could expect to receive A$22.1 million per year as its share of the profits from this joint venture (before depreciation and taxation), over a 10 year period.

OVERSEAS STOCK EXCHANGE LISTING

The renewed interest in gold around the world has prompted our company to consider an additional listing on an overseas stock exchange. We are keen to become more closely aligned with markets that have a local passion for gold and which appreciate the rich potential of the Charters Towers goldfield.

SHAREHOLDER SUPPORT

Your company's prime mission continues to be the development of the Charters Towers goldfield into a large and profitable gold mining operation.

The Board thanks all shareholders for their continued support through the current special shareholder discount Share Purchase Plan. Applications close 10 May 2002.

For further information on Charters Towers Gold Mines

web site: www.ctgold.com.au

or

Mark Lynch
MANAGING DIRECTOR
ph +61 7 3842 3108
fax +61 7 3842 3128
email mlynch@ctgold.com.au

Significant gold assays listed above are from 1m riffle split samples of the metamorphic hosted mineralisation on EPM 100818. The intersections are at close to right angles to the interpreted structures. Blue Peter lies on EPM 11317.

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* Significant gold assays listed above are from 1m riffle split samples of the metamorphic hosted mineralisation on EPM 100818. The intersections are at close to right angles to the interpreted structures. Blue Peter lies on EPM 11317.

* The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Robert James Morrison is employed by Charters Towers Gold Mines Ltd.

* Robert James Morrison has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Great Britain High Grade Gold Intersection

**Document date:** Fri 26 Apr 2002 **Published:** Fri 26 Apr 2002 13:33:14
**Document No:** 262416 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report



CHARTERS TOWERS GOLD MINES LIMITED 2002-04-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
The first drilling by Charters Towers Gold Mines Limited outside of the central Charters Towers goldfield area has intersected high grade gold mineralisation.

A 1,000 metre reverse circulation drilling program seeking high grade extensions to the Great Britain (160,000 oz resources) and Blue Peter (20,000 oz past production) gold deposits intersected high grade gold at Great Britain. This lies 230m east of the nearest >10 g/t gold intersections.

The mineralisation is open down plunge on CTGM's EPM 8563, 50m to the northeast.

| HOLE NO | LODE | EASTING mE (amg) | NORTHING mN (amg) | HOLE TYPE | DIRECTION DEGREES (amg) | DIP DEGREES |
|---|---|---|---|---|---|---|
| CT 650 | Great Britain | 419787 | 77814800 | rev circ | 225 | -65 |
| CT 650 | | | | | | |
| CT 650 | | | | | | |
| CT 650 | | | | | | |
| CT 650 | | | | | | |

| | | FROM M | TO M | INTERVAL M | FIRE ASSAY G/T AU |
|---|---|---|---|---|---|
| CT 650 | | 61 | 62 | 1 | 4.6 |
| CT 650 | | 119 | 122 | 3 | 6.1 |
| CT 650 | INCLUDING | 120 | 121 | 1 | 10.5 |
| CT 650 | | 143 | 147 | 4 | 4.3 |
| CT 650 | INCLUDING | 143 | 144 | 1 | 12.6 |

At Blue Peter, CTGM drill intersections confirmed a shallow SE dip to the 1.5 km long lode structures. Infill drilling will be required to delineate ore shoots. Assay results are not yet to hand for several of the holes.

Charters Towers Gold holds about 300 square kilometres of exploration ground under an option agreement exercisable up until April 2003.

For further information on Charters Towers Gold Mines -

web site: www.ctgold.com.au
or
Mark Lynch,
MANAGING DIRECTOR
ph +61 7 3842 3108
fax +61 7 3842 3128
email mlynch@ctgold.com.au

Significant gold assays listed above are from 1m riffle split samples of the metamorphic hosted mineralisation on EPM 100818. The

intersections are at close to right angles to the interpreted structures. Blue Peter lies on EPM 11317.

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Robert James Morrison is employed by Charters Towers Gold Mines Ltd.

* Robert James Morrison has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

# Letter to Shareholders re Share Purchase Plan&Company Update

**Document date:** Thu 18 Apr 2002 **Published:** Thu 18 Apr 2002 11:06:39
**Document No:** 261810 **Document part:** A
**Market Flag:** N
**Classification:** Letter to Shareholders

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
SHARE PURCHASE PLAN OFFER

Shareholders of Charters Towers Gold Mines Limited are invited to purchase a limited number of shares in the Company at a discount to the recent market price for the shares.

The offer is open to all shareholders irrespective of size of shareholding. Shareholders can subscribe up to a maximum of $3,000 in new fully paid ordinary shares, free of brokerage and commission.

Do you currently hold less than approximately 7,500 shares? If yes, then you hold less than a marketable parcel. By taking up additional shares now under this offer, you can top up your holding at a favourable price.

Shareholders may also wish to take up the offer to help maintain their relative percentage interest in the company.

The purchase of a small parcel of shares now will also enable your company to progress more rapidly towards self-sustaining gold production.

The shares are being offered at 6 (six) cents each, with three choices -

* Maximum 50,000 shares for $3,000, or
* Minimum 8,350 shares for $ 501, or
* Other amount 25,000 shares for $1,500, or

If you have any questions or wish to check your shareholding, call

SYDNEY: Judith Mathews on 02.9744.8865
BRISBANE: Roslynn Shand on 07.3842.3108

Please read the terms and conditions of the Plan set out on the Application Form. The offer is non-renounceable. You do not have to apply for shares under the Plan; this is entirely optional. For further important information please read the reverse side of this page.

Please respond promptly as the offer must close on Friday 10 May, 2002.

Thank you for your continued support.

M Lynch
MANAGING DIRECTOR

MORE TO FOLLOW

# Letter to Shareholders re Share Purchase Plan&Company Update

**Document date:** Thu 18 Apr 2002 **Published:** Thu 18 Apr 2002 11:10:37
**Document No:** 261810 **Document part:** B
**Market Flag:** N
**Classification:** Letter to Shareholders

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
OFFER PRICE

The subscription price under the share purchase plan (Plan) has been set at $0.06 per share. This represents a discount to the average closing market price of Charters Towers Gold Mines Limited (CTGM) shares over the five days up to and including the record date of 8 April 2002.

HOW MUCH CAN YOU INVEST?

* Maximum amount (in all capacities eg irrespective of whether you are applying both as sole and joint holder of shares) is 50,000 shares for $3,000, or

* Minimum amount is 8,350 shares for $501, or

* Other amount is 25,000 shares for $1,500

WHEN DOES THE OFFER CLOSE?

Offer closes at 5pm on Friday 10/05/2002

HOW DO YOU APPLY FOR SHARES IN THIS OFFER?

Before applying under this offer, carefully read this letter and terms of the Plan attached, then complete the enclosed yellow application form.

* tick the box beside the number of shares you want to buy. Tick only one box.

* complete the payment section - cheque payable to "Charters Towers Gold Mines Share Purchase Plan" or complete and sign the credit card section (Visa, Mastercard or Bankcard).

* write your daytime telephone number - just in case we have any questions.

* send your application form and payment (allowing enough time for mail delivery) so that CTGM receives them in Brisbane by 5.00pm no later than 10 May 2002.

* you do not need to sign the application form.

For further information, please contact either:

SYDNEY: Judith Mathews on 02 9744 8865
BRISBANE: Roslynn Shand on 07 3842 3108

WHAT WILL THE FUNDS BE USED FOR?

Funds raised from the allotment of shares issued under the Plan will

be used for working capital purposes and to advance the goal of gold production by the end of this year.

IMPORTANT CONSIDERATION

The market price of CTGM shares could fall between the time you apply to buy shares and the time that CTGM issues them to you. As a result, the price you pay per share under this offer (A$0.06) may be more than the price you would pay to buy CTGM shares on the stockmarket at the time of the issue of the shares to you under this Plan. The share price is available through CTGM's website, www.ctgold.com.au and in the financial pages of major newspapers.

Before you apply for shares under this offer, if you are at all unsure about any aspect of this offer, CTGM recommends you seek financial advice.

CAN YOU BE CERTAIN THAT YOUR APPLICATION WILL BE SUCCESSFUL?

If CTGM receives applications for shares pursuant to the Plan which if issued would in total exceed the number permitted by Listing Rule 7.1 (the 15% rule), then the Company will allot to applicants the maximum number of shares permitted under Listing Rule 7.1 on a first come first served basis and then seek shareholder approval to be permitted to allot shares in relation to excess applications received.

MORE TO FOLLOW

## Letter to Shareholders re Share Purchase Plan&Company Update

**Document date:** Thu 18 Apr 2002 **Published:** Thu 18 Apr 2002 11:01:12
**Document No:** 261810 **Document part:** C
**Market Flag:** N
**Classification:** Letter to Shareholders

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-18 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
A full copy of this newsletter is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

## Escrow of Shares

**Document date:** Fri 12 Apr 2002 **Published:** Fri 12 Apr 2002 16:22:56
**Document No:** 261395 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-12 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Following the acquisition by Charters Towers Gold Mines of mineral tenements and surface rights previously announced, the Vendor securities totalling 24,625,000 shares in the company, in accordance with the Listing Rules, will be escrowed for a period of 12 months from 12 April 2002.

The acquisition of these mineral tenements completes the company's land holding over the Warrior area south of Charters Towers. As previously announced we will be targeting an early resumption of mining operations anticipated to be by the end of the year.

R Shand
COMPANY SECRETARY

## Share Purchase Plan Offer

**Document date:** Fri 12 Apr 2002 **Published:** Fri 12 Apr 2002 13:45:27
**Document No:** 261349 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other



CHARTERS TOWERS GOLD MINES LIMITED 2002-04-12 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Charters Towers Gold Mines Limited announces the introduction of a shareholder share purchase plan ("Plan"). This will enable shareholders in the Company, irrespective of the size of their shareholding, to subscribe up to $3,000 for new fully paid ordinary shares in the Company, free of brokerage, commission, and stamp duty.

The right to participate in the Plan is available exclusively to shareholders who are registered as holders of fully paid ordinary shares in Charters Towers Gold Mines Limited at 5pm on 8 April 2002.

The offer is non-renounceable.

A letter of offer of shares under the Plan will be sent to eligible shareholders.

R Shand
Company Secretary

For further information on Charters Towers Gold Mines or Brilliant Gold Reef Project web site: www.ctgoldcom.au and www.goldreef.com.au or contact.

Mark Lynch, Managing Director
Charters Towers Gold Mines Limited

ph +61 7 3842 3108
fax +61 7 3842 3128
email mlynch@ctgold.com.au

## Anticipates strong growth



**Document date:** Wed 03 Apr 2002 **Published:** Wed 03 Apr 2002 13:00:45
**Document No:** 260514 **Document part:** A
**Market Flag:** Y
**Classification:** Periodic Reports - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-03 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
Charters Towers Gold Mines Limited (Charters Towers Gold - ASX code "CTO") is well-positioned to capitalise on the world's renewed interest in gold and a rising gold price. The three pillars that underpin growth in Charters Towers Gold are -

1. Control of a world class goldfield for long term business security,

2. Ongoing, unique funding through the Brilliant Gold Reef project and other joint ventures, and

3. Innovative GoldTec mining system, greatly reducing production costs.

At this time, indications are that the Charters Towers Gold group can expect to report a net profit, before depreciation and taxation, of A$1.6 million to 30 June 2002. This is budgeted to rise to A$4.2 million in 2003 followed by further substantial increases in 2004. It is also anticipated that income from the Brilliant Gold Reef project alone will result in a significant increase in the group's cash balances at end June 2002.

Our goal is to generate substantial and sustainable cash flow through gold and commence dividend payments to shareholders.

GROWTH FACTORS

Charters Towers Gold aims to progress from a small company to a significant gold producer. The funding mechanisms are in place, the processing plant and surface infrastructure have been built and the mining leases and environmental permits are granted ready for the transition to gold production.

The Group controls 100% of the proven major and historically rich Charters Towers goldfield (total past production 6.6 million ounces at an average of 34 grams per ton), providing a unique opportunity for a "small" Australian gold company. This opportunity is the result of nine years of dedicated work to secure and develop this rich goldfield.

Charters Towers Gold has already invested over A$50 million in the overall development. This expenditure is very modest considering the substantial assets that have been established at Charters Towers.

MORE TO FOLLOW

## Anticipates strong growth

**Document date:** Wed 03 Apr 2002 **Published:** Wed 03 Apr 2002 13:21:31
**Document No:** 260514 **Document part:** B
**Market Flag:** Y
**Classification:** Periodic Reports - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-03 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
OPERATING COSTS

The Brilliant Gold Reef and other joint venture projects will be able to utilize the unique GoldTec Mining System. Mining engineer and Project Co-ordinator Garry Foord has estimated operating costs of US$100 per ounce of gold produced (exchange rate used A$1/US$0.50). With a current gold price of over US$300 per ounce, cash profitability will be high. These operating costs include ongoing operational capital expenditure including decline extension and underground level development.

These costs will place us very favourably at the bottom end of the world production cost curve ranking.

The Charters Towers group believes there is substantial upside in the US$ gold price. Therefore, it is our policy not to hedge so that we can fully expose our Company to a rising price.

We therefore have in place a mechanism to fund internal growth and pay dividends to shareholders.

SPECIALIST MINE MANAGEMENT TEAM

The Board expects to announce the introduction of a specialist corporate mine and exploration management team in the near term to oversee the substantial expansion the Group expects to undergo this year. Formation of this team will begin with the appointment of an experienced minerals General Manager. The team, to be based in the Brisbane office, will be responsible for moving the Company to profitable gold production.

This corporate team will direct and work closely with the team of technical specialists working on-site. The Company currently has a first class geological and technical team based at the Charters Towers gold processing facility on the Clermont Highway, just outside the City.

EARLY GOLD PRODUCTION

In addition to the central 'City' section of the goldfield, that is the focus of the Brilliant Gold Reef and GoldTec projects, Charters Towers Gold controls large exploration areas with prime targets for developing gold mining operations. These areas include several prospects that have been drilled by previous explorers and indicate potential for near surface high grade mining opportunities.

One such area, with early production potential, is a series of workings located about six km east-north-east of the processing plant. This area is to be known as the Warrior Reef system and is similar to the main historical Brilliant and Day Dawn reefs. This system is about 5km east-west strike length, dipping northerly. In particular, Mining Lease 1521 within the Warrior area shows

encouraging results. Recently acquired drilling data on work, previously carried out by Western Mining Corporation Limited, shows seven holes intersecting gold grades from 6.9 to 43g/t over metre widths from under 60 metres depth (detailed results reported to the ASX in January).

The Warrior area could be explored and developed by a shallow underground decline access. The drilling results are on granted mining leases and, subject to additional drilling, detailed design, and funding, could be in production by the end of calendar 2002. We will be closely assessing this option as it is within easy haulage distance of the processing plant.

BRILLIANT GOLD PROFITS

Charters Towers Gold expects to have full funding in place by the end of June 2002 through the innovative Brilliant Gold Reef Project (Brilliant Gold Reef). The currently active Prospectus was issued by the highly respected and publicly listed Australian Rural Group Limited (ARG - ASX code 'ASR'), covering a 3.25 sq kilometre section of our mineral tenements.

Through the Brilliant Gold Reef project, as set out in the Prospectus, Charters Towers Gold's share of profits from mining operations would be A$7.1 million per year.

Charters Towers Gold has an estimated A$18 million in brought forward tax losses, as reported in the Group's audited Financial Statements to 30 June 2001, to offset against tax on the first A$18 million of net earnings.

Gold Management Pty Limited, a Charters Towers Gold subsidiary, is contracted by ARG to carry out the exploration and mining. Some of the revenue received by Gold Management to June 2002 will be reportable profit this year for the Charters Towers group. It has been estimated that, before depreciation and taxation, the group will report a A$1.6 million profit. This profit should increase to A$4.2 million in 2003.

The Brilliant Gold Reef Project ("the Project") is a mining exploration project, which has been established to prove up high grade gold mineralisation and then carry on gold mining operations. The Project operates as a Managed Investment Scheme in accordance with the Managed Investments Act and is registered with the Australian Securities and Investments Commission (registration number ARSN 095 387 545). The Project is a joint venture between the Company, through its wholly owned subsidiary Gold Projects Pty Limited, and new investors.

The Project has been granted a Product Ruling from the Australian Taxation Office (ATO). The effect of the Product Ruling, PR2001/85, is that investors become Gold Explorers by virtue of their participation in the Project and they will be able to claim a 100% tax deduction for their investment - a 'first' in the mining industry.

The Project itself has an Inferred Mineral Resource of 1.23 million tonnes @ 11.1 grams per tonne of gold, containing 439,000 ounces of gold. An exploration program has been designed to improve the Mineral Resource to a level suitable to commence mining operations. Technical assessment by Jim Morrison and Associates has outlined order of magnitude conceptual potential of 2 million ounces within the 3.25 sq km. Brilliant Gold Reef joint venture area in Charters Towers style quartz reefs.

The Brilliant Gold Reef work program commenced in September 2001 and is budgeted to move to gold production by September 2003. This production would be in addition to the earlier planned Warrior Reef project.

Diamond drilling within the City of Charters Towers is under the control of the project's Exploration Manager, Jim Morrison. His extensive experience at Charters Towers, Mt Leyshon and other gold deposits in the region has greatly contributed to the development of the Project.

He advises that the diamond core drilling contractor, Boart Longyear, is doing an excellent job. Drilling continues and the current planned 1,200 metre long 42 degree inclined hole is at a vertical depth of 275 metres. The hole is targeting promising unmined areas of the Brilliant and Day Dawn reef systems. Initial results from this hole are expected later this month.

It is planned to commence gold production after year two. The minimum planned rate of production will be 50,000 ounces of gold per year, for the project's 10 year production life.

Entities can participate in the joint venture as individuals, companies, partnerships, trusts or superannuation funds. The joint venture comprises 5,000 units of A$5,000 each (plus GST), with returns budgeted at $964 per year per unit when gold production commences. This would be an annual pay out of 19% pa during production (on initial investment). This return is based on a price of US$275 per ounce of gold.

Profits can be paid directly in gold if the investor prefers. The Project cannot accept oversubscriptions.

MORE TO FOLLOW

## Anticipates strong growth

**Document date:** Wed 03 Apr 2002 **Published:** Wed 03 Apr 2002 14:13:50
**Document No:** 260514 **Document part:** C
**Market Flag:** Y
**Classification:** Periodic Reports - Other

CHARTERS TOWERS GOLD MINES LIMITED 2002-04-03 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
HIGH TECH MINING

There are several new technologies to be applied to the under-ground mining at Charters Towers that will see the selective recovery of only high grade vein ore. Charters Towers Gold technical consultants have developed the unique integrated underground GoldTec Mining System comprising -

* robotic ore drilling
* water jet movement of ore
* underground photometric ore sorting
* co-axial pipe conveyor haulage to the surface
* real time operational control through e-tag, and
* advanced visual communications

Gold Management, as operational manager for the Brilliant Gold Reef project, will soon announce the appointment of specialist mine engineering consultants to integrate the GoldTec Mining System.

This system will lower the budgeted operating costs and increase profitability of the project beyond that stated in the Prospectus. Significance of the company's development of the GoldTec Mining System cannot be overstated.

Historically, thousands of men worked underground at Charters Towers to drill and blast the harder-than-concrete granite containing the gold-rich quartz veins that lay deep under the City. The miners then hand selected the rich quartz and hauled it to the surface. Huge profits were made, at the fabulous average recovered grade of over an ounce (34g/t) to the ton.

Until recently, this selective mining would similarly require a huge workforce to hand sort the ore. Mechanization has usually meant recovery of a lot of barren waste, diluting the richness of the ore.

This has all changed with the development of the GoldTec Mining System which can now achieve selective mining with automatic, robotic machines.

GOLDTEC JOINT VENTURE

The second stage towards our corporate goal of 250,000 ounces of gold production per year will be through Stage 1 of a new GoldTec joint venture. Technical estimates show that expenditure of A$50 million is required to bring the areas adjacent to the Brilliant Gold Reef project into production at a rate of 100,000 ounces per annum.

Separately from the Brilliant Gold Reef project, Charters Towers Gold plans to raise this additional A$50 million in another innovative capital raising whereby the Charters Towers group retains a 60% interest and management control of the joint venture.

At production costs of US$100/ounce and a gold price of US$300/ounce, Charters Towers Gold could expect to receive A$22.1 million per year as its share of profits, from the new joint venture (before depreciation and taxation) for over 10 years.

OVERSEAS STOCK EXCHANGE LISTING

The renewed interest in gold around the world has prompted our company to consider an additional listing on an overseas stock exchange; we are keen to become more closely aligned with markets that have a local passion for gold and which appreciate the rich Charters Towers goldfield's fabulous potential in 2002.

Financial reports suggest the fundamentals for gold have changed dramatically and some resource experts believe precious metals have tremendous potential.

Charters Towers Gold's objective is to establish an overseas presence because of the accelerating opportunities.

GOLD RESOURCES

The overall Charters Towers gold project, located 128 km south west of Townsville in northern Queensland (on Australia's east coast), currently has an estimated Inferred Mineral Resource of one million ounces of contained gold (3.3 million tonnes @ 9.4g/t gold) with expectations this will grow substantially through exploration and development.

This gold resource was compiled with the assistance of Surpac Mining Systems software, data from over 140,000 metres of drilling and historical government records. The assessment was independently confirmed by consultant Christopher Towsey of Pathfinder Exploration to strict Australian regulatory standards and reported according to the Joint Ore Reserve Committee Code (JORC Code). For details refer to CTGM Annual Reports.

Mr Towsey is a geologist highly skilled in vein gold reef geology and resource and reserve assessment. In 1997 and 1998, while he was Executive Manager Exploration at Emperor Mines, the company won the prestigious Australian Institute of Mining and Metallurgy (AusIMM) Ore Reserve Reporting Award.

The Charters Towers Gold group has set a short-term goal of increasing identified gold resources to two million ounces.

We expect the next upgrade of the mineral resource table will be in the September quarter.

BACKGROUND - CHARTERS TOWERS GOLD MINES

Charters Towers Gold Mines successfully listed on the Australian Stock Exchange (ASX) in 1993. The float was underwritten by BT Securities Limited and having raised A$5 million was the most successful float for the 18 months to 10th February 1995, as reported by Business Review Weekly (February 27, 1995 edition). The shares were issued at 20 cents and during the next few years traded to over 90 cents.

Over the subsequent eight years Charters Towers Gold has worked towards re-establishing the rich Charters Towers goldfield as a major gold producer. The Company currently controls 100% of the heart of the goldfield, an area of 100 square kilometers, with an option to acquire a further 300 square kms of surrounding tenements.

The Company holds its interest through major 25 year Mining Leases plus Mineral Development Licenses and Mineral Exploration Permits. Mineral tenements are the principal 'land' asset of a mining company, containing our gold resources. The board has engaged the services of Tenement Administration Services Pty Ltd, a specialist organization, to monitor these important assets.

Extensive exploration drilling and sampling has been undertaken by the Charters Towers group. The total available drill data within our computer database now totals over 140,000 metres of drilling in over 1,800 holes.

In many instances we possess the actual drill core from the previous explorers. Previous explorers have included the Queensland Department of Mines, CRA, PosGold, Mt Leyshon Gold Mines, BHP/Homestake and WMC. Their exploration results were very positive but at the time they had small portions and were not in a position to access the whole goldfield. None of these companies controlled the whole goldfield. Charters Towers Gold Mines now controls 100% of the central goldfield, for the first time in the field's history. The valuable work and professionalism of these well known companies are a great asset for the modern assessment of the goldfield.

Initial technical assessment and engineering design for the Central Decline tunnel, which provides major underground access and ventilation infrastructure, was carried out by specialist consulting mining engineers Tennent, Isokangas Pty Ltd.

Construction of the decline was in two stages with the first being carried out by mining contractors Peabody Resources, followed about 18 months later by Stage 2, constructed by mining contractors Farnsway Faminco group. The Central Decline slopes at a gradient of 1:7 and is suitable for production haulage. It is 1.6 kilometres long and 238 metres deep in the harder-than-concrete granite bedrock. Tests show that the granite has a compression strength of 150 MPa (Mega Pascals). This is five times the strength of commercial grade concrete at 30 MPa. Hard rock is excellent for deep underground mining using modern mechanized systems; large tunnels and openings can be excavated safely without the need for expensive ground support.

This underground development has provided access to a number of gold reefs and assisted in the evaluation of technical considerations including ore type, ground conditions, metallurgy and water flows.

All assaying for gold in exploration drilling and sampling work has been carried out to quality standards. In recent years the Company has principally engaged the services of the Australian Laboratory Services Pty Ltd (ALS) and the National Association of Testing Authorities (NATA) accreditated Analabs.

A fully equipped and operational gold processing plant was established eight km's outside the City boundary. The plant is capable of treating 340,000 tonnes of crude ore per year. It was installed under the engineering supervision of Resource Engineers Pty Ltd. Installation work was by Plant Relocators and numerous established local Charters Towers contractors. The main electric power supply has five megawatt capacity and is supplied by the Government Owned Corporation, Ergon Energy Pty Ltd.

During two trial mining phases at Charters Towers we produced over 35,000 ounces of gold.

Charters Towers Gold has proven to the State Government regulatory bodies, the Charters Towers City Council, the local community and shareholders that its technical team can mine and operate in harmony with the community. The nearby community and infrastructure of the City of Charters Towers is an integral part of the Company's progress.

The opportunity to become one of Australia's premier gold producers and to firmly re-establish Charters Towers as a world-class goldfield is at hand.

For further information on Charters Towers Gold Mines or Brilliant Gold Reef Project - web site: www.ctgoldcom.au and www.goldreef.com.au or contact -

Mark Lynch
MANAGING DIRECTOR
ph +61 7 3842 3108
fax +61 7 3842 3128
email mlynch@ctgold.com.au

The following statements apply in respect of the information in this report that relates to Mineral Resources and Ore Reserves:

* The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.
* Robert James Morrison is employed by Charters Towers Gold Mines Ltd.
* Robert James Morrison has relevant experience in relation to the mineralisabon being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.
* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Response to ASX Query

**Document date:** Tue 26 Mar 2002 **Published:** Tue 02 Apr 2002 11:05:59
**Document No:** 260013 **Document part:** A
**Market Flag:** N
**Classification:** Stock Exchange Query



CHARTERS TOWERS GOLD MINES LIMITED 2002-03-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
ASX QUERY

I refer to the following:

A. The "Letter from the Chairman" on page 3 of the Company's non-renounceable pro-rata Options issue prospectus dated 18 September 2000 (the "Prospectus"), which states:

Your board has signed an agreement with PEI that allows the Company to buy-back the entire PEI shareholding, thus removing the 132 million shares from the market and firmly placing our Company back in the hands of its current shareholders.

The agreement sets the a buy-back price for the PEI shareholding of 4 cents per share and a time frame for repayment within 12 months. In essence, the Company has agreed to pay $5,280,000 for the entire PEI shareholding and has approximately 12 months from the date of Shareholder approval of the agreement to make the payment. A further condition of the agreement is that the Company will fully repay its $5 million loan owed to PEI by the end of November, 2001.

B. The auditor's report in the Company's 2001 Annual Report which contained the following qualification:

Because it is due in April 2002, the loan of $5 million by Princeton Economics International Limited (in provisional liquidation) is classified as a current liability.

This loan will be repaid from the proceeds of options converted to shares. However, if there is a shortfall, the remainder will need to be re-financed. The directors are confident it will be refinanced. As this remainder is not yet known, re-financing has not yet commenced. Hence, it is uncertain what funds may need to be raised to meet this liability, and hence the effect for the continuing operations of the company.

C. The share cancellation notices lodged by the Company on 24 October 2001 and 6 December 2001 for a total of 70,189,729 shares bought back from Princeton Economics International Limited (in provisional liquidation) ("PEI").

We wish to draw your attention to listing rule 3.1 which requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in the rule.

Having regard to listing rule 3.1, we ask that the Company advise the following.

1. Please confirm whether or not all the 132,000,000 Company shares have been bought back from PEI. If this buyback has not been

completed, how many shares are still to be bought back from PEI and what agreements are currently in place for their acquisition? In answering this question please provide details of the Company's obligation, the date by which it is anticipated that the buyback will be completed and how the buyback will be funded.

2. What are the current arrangements for the repayment of the $5 million loan due to PEI? When is the loan due and how does the Company propose to fund its repayment? In answering this question, please mention the total amount now payable including any interest charges.

3. Please identify any earlier announcements from the Company which disclosed that the $5 million loan from PEI was now repayable in April 2002 rather than November 2001, or that mention any other changes that have been made to the original agreement announced in the Prospectus. If there are no earlier announcements, please advise why this information was not released to the market. Please comment specifically with respect to listing rule 3.1.

4. What are the consequences for the Company if it is unable to meet the outstanding obligations referred to in questions 1 and 2 above?

5. Can the Company confirm that it is in compliance with the listing rules, and in particular, listing rule 3.1?

6. Please comment on the Company's compliance with listing rule 12.2, with reference to the matters discussed in the note to the rule.

Your response should be sent to me on facsimile number (02) 9241 7620. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half a hour prior to the commencement of trading (ie prior to 9.30 am EDST) on Tuesday 26 March 2002.

The response must be in a form suitable for release to the market. If you have any concern about release of a response, please contact me immediately.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

If you have any queries in relation to the above please contact me.

Adrian Smythe
COMPANIES ADVISOR

Direct Line: (02) 9227 0640

MORE TO FOLLOW

## Response to ASX Query

**Document date:** Tue 26 Mar 2002 **Published:** Tue 02 Apr 2002 11:03:38
**Document No:** 260013 **Document part:** B
**Market Flag:** N
**Classification:** Stock Exchange Query

CHARTERS TOWERS GOLD MINES LIMITED 2002-03-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
RESPONSE TO ASX QUERY

I refer to your letter of 22 March 2002 and in response to your questions I advise as follows:

1. The Company bought back a total of 70,189,729 shares from Princeton Economics International, Ltd (PEI). On 24 October and 6 December 2001 the Company released to the market Forms 284 reflecting the number of shares cancelled.

Therefore, PEI currently holds 61,810,271 shares in the Company.

The share buy back agreement expired on 30 November 2001. The Company is currently negotiating a further buy-back agreement.

2. As part of the share buy-back agreement negotiations, the loan facility terms are to be amended. The total amount owing is still $5million and monthly interest instalments are being paid.

The Directors expect that monies required to repay the amount outstanding will be refinanced in the normal course of business.

3. The Company first announced the $5 million loan facility on 15 April 1999. Since that time the loan facility of $5million has always been reflected in quarterly cashflow and half yearly reports and the annual accounts of the company. In the 2001 Annual Report the loan was reflected as a current liability and the auditor's qualification referred to the April repayment. The company believes that it has at all times kept the market fully informed of the loan and its currency.

The buy-back arrangement would have enabled the loan facility to be repaid earlier than the April 2002 repayment date if all options held had been exercised into shares.

As stated the Directors expect to refinance the loan facility in the normal course of business.

4. I confirm that the Company is in compliance with the listing rules and in particular listing rule 3.1.

5. I confirm that the Company is in compliance with listing rule 12.2. I refer in particular to the half year report Appendix 4B (as at 31 December 2001) which states that the total net assets of the Company are $A43,186,000.

M J Lynch
MANAGING DIRECTOR

## Re-release of updated format Appendix 3B

**Document date:** Fri 22 Mar 2002 **Published:** Wed 27 Mar 2002 10:45:39
**Document No:** 259860 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-03-22 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. *Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ABN
30 060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
*You must complete the relevant sections (attach sheets if there is not enough space).*

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 6,120,713 (six million one hundred and twenty seven thousand and thirteen) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | 7 cents | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 19/03/2002 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 321,875,229 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 14,000,000 | Options expiring 01/01/2005 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the company since the last published accounts. | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R Shand
COMPANY SECRETARY
22/03/2002

# Appendix 3B - For Working Capital

**Document date:** Thu 21 Mar 2002 **Published:** Tue 26 Mar 2002 16:31:58
**Document No:** 259780 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-03-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 6,120,713 (six million one hundred and twenty thousand, seven hundred and thirteen) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |

If the additional securities do not rank equally, please state:
* the date from which they do

- * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | |
|---|---|
| 5. Issue price or consideration | 7 cents |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 19 March 2002 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 321,875,229 | Ordinary fully paid shares |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 14 million | Options expiring 01/01/2005 |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
21/03/2002

# Half Yearly Report & ASIC Half Yearly Accounts



**Document date:** Fri 15 Mar 2002 **Published:** Fri 15 Mar 2002 14:29:05
**Document No:** 259207 **Document part:** A
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

CHARTERS TOWERS GOLD MINES LIMITED 2002-03-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 4B (Rule 4.13(b))
HALF YEARLY REPORT

Name of entity
Charters Towers Gold Mines Limited

| ACN, ARBN, ABN or ARSN | Half yearly (tick) | Preliminary final (tick) | Half Year ended ('current period') |
|---|---|---|---|
| 30 060 397 177 | X | | 31/12/2001 |

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

| | | | |
|---|---|---|---|
| Revenues from ordinary activities (item 1.1) | up | 87.3% to | 1,146 |
| Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20) | down | 28.6% to | (1,678) |
| Profit (loss) from ordinary activities after tax attributable to members (item 1.23) | down | 28.6% to | (1,678) |
| Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d)) | gain/loss of | N/A% to | N/A |
| Net profit (loss) for the period attributable to members (item 1.11) | down | 28.69% to | (1,678) |

| DIVIDENDS (DISTRIBUTIONS) | AMOUNT PER SECURITY (cents) | FRANKED AMOUNT PER SECURITY (cents) |
|---|---|---|
| Final dividend (Preliminary final report only - item 15.4) | | |
| Interim dividend (Half yearly report only - item 15.6) | - | - |
| Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7) | - | - |

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2) N/A

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

N/A

MORE TO FOLLOW

# Half Yearly Report & ASIC Half Yearly Accounts

**Document date:** Fri 15 Mar 2002 **Published:** Mon 25 Mar 2002 15:41:43
**Document No:** 259207 **Document part:** B
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

CHARTERS TOWERS GOLD MINES LIMITED 2002-03-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | | CURRENT PERIOD AUD000 | PREVIOUS CORRESPONDING PERIOD AUD000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities | 1,146 | 612 |
| 1.2 | Expenses from ordinary activities (see items 1.24 + 12.5 + 12.6) | 2,619 | 2,961 |
| 1.3 | Borrowing costs | 205 | - |
| 1.4 | Share of net profit (loss) of associates and joint venture entities (see item 16.7) | - | - |
| 1.5 | Profit (loss) from ordinary activities before tax | (1,678) | (2,349) |
| 1.6 | Income tax on ordinary activities (see note 4) | - | - |
| 1.7 | Profit (loss) from ordinary activities after tax | (1,678) | (2,349) |
| 1.8 | Profit (loss) from extraordinary items after tax (see item 2.5) | - | - |
| 1.9 | Net profit (loss) | (1,678) | (2,349) |
| 1.10 | Net profit (loss) attributable to outside equity interests | - | - |
| 1.11 | Net profit (loss) for the period attributable to members | (1,662) | (2,349) |

CONSOLIDATED RETAINED PROFITS

| | | | |
|---|---|---|---|
| 1.12 | Retained profits (accumulated losses) at the beginning of the financial period | (17,980) | (13,019) |
| 1.13 | Net profit (loss) attributable to members (item 1.11) | (1,678) | (2,349) |
| 1.14 | Net transfers (to) and from reserves | - | - |
| 1.15 | Net effect of changes in accounting policies | - | - |

| | | |
|---|---|---|
| 1.16 Dividends and other equity distributions paid or payable | - | - |
| 1.17 Retained profits (accumulated losses) at end of financial period | (19,658) | (15,368) |

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL

| | | |
|---|---|---|
| 1.18 Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill | - | - |
| 1.19 Less (plus) outside equity interests | - | - |
| 1.20 Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members | - | - |

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

| | | |
|---|---|---|
| 1.21 Profit (loss) from ordinary activities after tax (item 1.7) | (1,678) | (2,349) |
| 1.22 Less (plus) outside equity interests | - | - |
| 1.23 Profit (loss) from ordinary activities after tax, attributable to members | (1,678) | (2,349) |

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6

| | Current Period AUD000 | Previous Corresponding Period AUD000 |
|---|---|---|
| 1.24 Details of revenue and expenses | | |
| Revenue from ordinary activities | 1,146 | 612 |
| EXPENSES FROM ORDINARY ACTIVITIES | | |
| Raw Materials and consumables | 59 | 69 |
| Employee expenses | 396 | 422 |
| Depreciation and amortisation | 720 | 729 |
| Other expenses from ordinary activities | 1,649 | 1,741 |

INTANGIBLE AND EXTRAORDINARY ITEMS

Consolidated - current period

| | Before tax | Related tax | Related outside equity interests | Amount (after tax) attributable |
|---|---|---|---|---|

| | | | | to members |
|---|---|---|---|---|
| | AUD000 | AUD000 | AUD000 | AUD000 |
| 2.1 Amortisation of goodwill | - | - | - | - |
| 2.2 Amortisation of other intangibles | - | - | - | - |
| 2.3 Total amortisation of intangibles | Nil | Nil | Nil | Nil |
| 2.4 Extraordinary items (details) | - | - | - | - |
| 2.5 Total extraordinary items | Nil | Nil | Nil | Nil |

COMPARISON OF HALF YEAR PROFITS
(Preliminary final report only)

| | | Current year AUD000 | Previous year AUD000 |
|---|---|---|---|
| 3.1 | Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report) | N/A | N/A |
| 3.2 | Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year | N/A | N/A |

CONSOLIDATED BALANCE SHEET

| | | At end of current period AUD000 | As in last annual report AUD000 | As in last half yearly report AUD000 |
|---|---|---|---|---|
| | CURRENT ASSETS | | | |
| 4.1 | Cash | 433 | 200 | 183 |
| 4.2 | Receivables | 126 | 14 | 230 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 431 | 431 | 431 |
| 4.5 | Other (provide details if material) | - | - | - |
| 4.6 | Total current assets | 990 | 645 | 844 |
| | NON-CURRENT ASSETS | | | |
| 4.7 | Receivables | - | - | - |
| 4.8 | Investments (equity accounted) | - | - | - |
| 4.9 | Other investments | 5,900 | 6,400 | 6,200 |
| 4.10 | Inventories | - | - | - |
| 4.11 | Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022) | 27,402 | 27,402 | 27,402 |
| 4.12 | Development properties (mining entities) | 12,935 | 11,076 | 11,076 |
| 4.13 | Other property, plant and equipment (net) | 3,309 | 3,365 | 4,154 |

| | | | | |
|---|---|---|---|---|
| 4.14 | Intangibles (net) | - | - | - |
| 4.15 | Other (provide details if material) | - | 151 | 500 |
| 4.16 | Total non-current assets | 49,546 | 48,394 | 49,332 |
| 4.17 | Total assets | 50,536 | 49,039 | 50,176 |
| | CURRENT LIABILITIES | | | |
| 4.18 | Payables | 1,323 | 703 | 343 |
| 4.19 | Interest bearing liabilities | 5,385 | 5,500 | 5,000 |
| 4.20 | Provisions | 642 | 564 | 616 |
| 4.21 | Other (provide details if material) | - | - | - |
| 4.22 | Total current liabilities | 7,350 | 6,767 | 5,959 |
| | NON-CURRENT LIABILITIES | | | |
| 4.23 | Payables | - | - | - |
| 4.24 | Interest bearing liabilities | - | - | - |
| 4.25 | Provisions | - | - | - |
| 4.26 | Other (provide details if material) | - | - | - |
| 4.27 | Total non-current liabilities | Nil | Nil | Nil |
| 4.28 | TOTAL LIABILITIES | 7,350 | 6,767 | 5,959 |
| 4.29 | NET ASSETS | 43,186 | 42,272 | 44,217 |
| | EQUITY | | | |
| 4.30 | Capital/contributed equity | 52,575 | 49,982 | 49,594 |
| 4.31 | Reserves | 10,269 | 10,269 | 9,991 |
| 4.32 | Retained profits (accumulated losses) | (19,658) | (17,979) | (15,368) |
| 4.33 | Equity attributable to members of the parent entity | 43,186 | 42,272 | 44,217 |
| 4.34 | Outside equity interests in controlled entities | - | - | - |
| 4.35 | Total equity | 43,186 | 42,272 | 44,217 |
| 4.36 | Preference capital included as part of 4.33 | N/A | N/A | N/A |

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

44

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 5.1 | Opening balance | 27,402 | 27,402 |
| 5.2 | Expenditure incurred during current period | 2,331 | - |

| | | | |
|---|---|---|---|
| 5.3 | Expenditure written off during current period | (2,331) | - |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 5.5 | Expenditure transferred to Development Properties | - | - |
| 5.6 | Closing balance as shown in the consolidated balance sheet (item 4.11) | 27,402 | 27,402 |

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 6.1 | Opening balance | 11,076 | 11,076 |
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | 1,859 | - |
| 6.6 | Expenditure transferred to mine properties | - | - |
| 6.7 | Closing balance as shown in the consolidated balance sheet (item 4.12) | 12,935 | 11,076 |

CONSOLIDATED STATEMENT OF CASH FLOWS

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| | CASH FLOWS RELATED TO OPERATING ACTIVITIES | | |
| 7.1 | Receipts from customers | 9 | 25 |
| 7.2 | Payments to suppliers and employees | (1,363) | (1,520) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | 6 | - |
| 7.5 | Interest and other items | | |

| | | | |
|---|---|---|---|
| | of similar nature received | - | 16 |
| 7.6 | Interest and other costs of finance paid | - | (587) |
| 7.7 | Income taxes paid | (100) | - |
| 7.8 | Other (provide details if material) | - | - |
| 7.9 | Net operating cash flows | (1,448) | (2,066) |
| | CASH FLOWS RELATED TO INVESTING ACTIVITIES | | |
| 7.10 | Payment for purchases of property, plant and equipment | (2) | (8) |
| 7.11 | Proceeds from sale of property, plant and equipment | - | 45 |
| 7.12 | Payment for purchases of equity investments | - | 800 |
| 7.14 | Loans to other entities | (35) | (150) |
| 7.15 | Loans repaid by other entities | - | - |
| 7.16 | Other (provide details if material) | - | (52) |
| 7.17 | Net investing cash flows | (37) | 635 |
| | CASH FLOWS RELATED TO FINANCING ACTIVITIES | | |
| 7.18 | Proceeds from issues of securities (shares, options, etc.) | 2,628 | 1,583 |
| 7.19 | Proceeds from borrowings | 285 | - |
| 7.20 | Repayment of borrowings | - | (50) |
| 7.21 | Dividends paid | - | - |
| 7.22 | Other (provide details if material) | | |
| | - BGRP Units sold | 1,609 | - |
| | - Share buy back | (2,808) | - |
| 7.23 | Net Financing Cash Flows | 1,714 | 1,533 |
| 7.24 | NET INCREASE (DECREASE) IN CASH HELD | 229 | 102 |
| 7.25 | Cash at beginning of period (see Reconciliation of cash) | 200 | 81 |
| 7.26 | Exchange rate adjustments to item 7.25 | - | - |
| 7.27 | Cash at end of period (see Reconciliation of cash) | 429 | 183 |

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the period 39,930,600 options were exercised for shares in lieu of amounts totalling $2,795,142 owing by the company to various parties or to acquire assets.

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 8.1 Cash on hand and at bank | 429 | 183 |
| 8.2 Deposits at call | - | - |
| 8.3 Bank overdraft | - | - |
| 8.4 Other (provide details) | - | - |
| 8.5 Total cash at end of period (item 7.27) | 429 | 183 |

| RATIOS | Current period | Previous corresponding period |
|---|---|---|
| PROFIT BEFORE TAX / REVENUE<br>9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1) | (146.4) % | (383.82) % |
| PROFIT AFTER TAX / EQUITY INTERESTS<br>9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.33) | (3.89) % | (5.24) % |

| EARNINGS PER SECURITY (EPS) | Current period | Previous corresponding period |
|---|---|---|
| 10.1 Calculation of the following in accordance with AASB 1027: Earnings per Share | | |
| (a) Basic EPS | (0.55) c | (0.008) c |
| (b) Diluted EPS (if materially different from (a)) | - c | - c |
| (c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS | 303,520,484 | - |

| NTA BACKING (see note 7) | Current period | Previous corresponding |
|---|---|---|

| | | |
|---|---|---|
| | | period |
| 11.1 Net tangible asset backing per ordinary security | 13.93 c | - c |

MORE TO FOLLOW

# Half Yearly Report & ASIC Half Yearly Accounts

**Document date:** Fri 15 Mar 2002 **Published:** Mon 25 Mar 2002 15:13:12
**Document No:** 259207 **Document part:** C
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Audit Review , Half Year Directors' Statement , Half Year Accounts

CHARTERS TOWERS GOLD MINES LIMITED 2002-03-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 12.1 Interest revenue included in determining item 1.5 | 8 | 16 |
| 12.2 Interest revenue included in item 12.1 but not yet received (if material) | - | - |
| 12.3 Interest costs excluded from borrowing costs, capitalised in asset values | - | - |
| 12.4 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material) | - | - |
| 12.5 Depreciation and amortisation (excluding amortisation of intangibles) | 720 | 729 |
| 12.6 Other specific relevant items not shown in item 1.24 (see note 15) | - | - |

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities) N/A

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired $ N/A

13.3 Date from which such profit has been calculated N/A

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period $ N/A

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

| | | |
|---|---|---|
| 14.1 Name of entity (or group of entities) N/A | | |
| 14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control | $ | N/A |
| 14.3 Date to which the profit (loss) in item 14.2 has been calculated | | N/A |
| 14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period | $ | N/A |
| 14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control | $ | N/A |

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS
Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

SEGMENT - MINING EXPLORATION AND DEVELOPMENT WITHIN AUSTRALIA

| | |
|---|---|
| Operating Revenue | 1,146 |
| Sales to customers outside the economic entity | - |
| Inter-segment sales | - |
| Unallocated revenue | - |
| Total revenue | 1,146 |
| Segment result | 1,146 |
| Unallocated expenses | - |
| Consolidated profit (loss) from ordinary activities before tax (equal to item 1.5) | (1,678) |

In the opinion of the directors the company operates within a single economic and geographical segment, that of mining development and exploration activities within Australia.

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2 Record date to determine entitlements to the

| | |
|---|---|
| dividend (distribution) (ie, on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) | N/A |
| 15.3 If it is a final dividend, has it been declared (Preliminary final report only) | N/A |

AMOUNT PER SECURITY

| | Amount per security | Franked Amount per security at 36% tax | Amount per security of foreign source dividend |
|---|---|---|---|
| (Preliminary final report only) | | | |
| 15.4 Final dividend: Current year | N/A c | N/A c | N/A c |
| 15.5 Previous year | N/A c | N/A c | N/A c |
| (Half yearly and preliminary final reports) | | | |
| 15.6 Interim dividend: Current year | Nil c | Nil c | Nil c |
| 15.7 Previous year | Nil c | Nil c | Nil c |

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

| | Current year | Previous year |
|---|---|---|
| 15.8 Ordinary securities | N/A c | N/A c |
| 15.9 Preference securities | N/A c | N/A c |

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES
OR
PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 15.10 Ordinary securities | Nil | Nil |
| 15.11 Preference securities | Nil | Nil |
| 15.12 Other equity instruments | Nil | Nil |
| 15.13 Total | Nil | Nil |

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices for the dividend or distribution plans N/A

Any other disclosures in relation to dividends (distributions)

N/A

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 16.1 Profit (loss) from ordinary activities before income tax | N/A | N/A |
| 16.2 Income tax on ordinary activities | N/A | N/A |
| 16.3 Profit (loss) from ordinary activities after income tax | N/A | N/A |
| 16.4 Extraordinary items net of tax | N/A | N/A |
| 16.5 Net profit (loss) | N/A | N/A |
| 16.6 Outside equity interests | N/A | N/A |
| 16.7 Net profit (loss) attributable to members | N/A | N/A |

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

| Name of entity | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (item 1.9) | |
|---|---|---|---|---|
| 17.1 Equity accounted associates and joint venture entities | Current period | Previous corresponding period | Current period AUD000 | Previous corresponding period AUD000 |
| - | N/A | N/A | N/A | N/A |
| - | - | - | - | - |
| - | - | - | - | - |
| 17.2 Total | N/A | N/A | N/A | N/A |

17.3 Other material

| | | | | |
|---|---|---|---|---|
| interests | | | | |
| - | N/A | N/A | N/A | N/A |
| - | - | - | - | - |
| - | - | - | - | - |
| 17.4 Total | N/A | N/A | N/A | N/A |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Number issued | Number quoted | Par value (cents) | Paid-up value (cents) |
|---|---|---|---|---|
| 18.1 Preference securities (description) | - | - | - | - |
| 18.2 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through returns of capital, buybacks, redemptions | - | - | - | - |
| 18.3 Ordinary securities | 309,610,591 | 309,610,591 | - | - |
| 18.4 Changes during current period | | | | |
| (a) Increases through issues | 77,154,100 | 77,154,100 | 7 | 7 |
| (b) Decreases through returns of capital, buybacks | 70,189,729 | 70,189,729 | - | - |
| 18.5 Convertible debt securities (description and conversion factor) | Nil | Nil | - | - |
| 18.6 Changes during current period | | | | |
| (a) Increases through issues | N/A | N/A | - | - |
| (b) Decreases through securities matured, converted | N/A | N/A | - | - |
| 18.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 14,000,000 | Nil | - | - |
| 18.8 Issued during current period | 14,000,000 | - | 15 | 01/01/2005 |

| | | | | |
|---|---|---|---|---|
| 18.9 Exercised during current period | 77,154,100 | - | - | - |
| 18.10 Expired during current period | 159,841,188 | - | - | - |
| 18.11 Debentures (totals only) | N/A | - | | |
| 18.12 Unsecured notes (totals only) | N/A | - | | |

COMMENTS BY DIRECTORS
Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF PREPARATION OF HALF-YEAR FINANCIAL REPORT

The significant policies which have been adopted in the preparation of this half-year financial report are:

(a) BASIS OF PREPARATION

The general purpose half-year financial report has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 Interim Financial Reporting, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views.

This half-year financial report is to be read in conjunction with the 30/06/2001 Annual Financial Report and any public announcements and supplementary prospectuses issued during the half-year ended 31/12/2000 in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

This half-year financial report does not include notes of the type normally included in the annual financial report.

The accounting policies have been consistently applied and except where there is a change in accounting policy as disclosed, are consistent with those of the previous financial year and corresponding half-year.

(b) RECLASSIFICATION OF FINANCIAL INFORMATION

Some line items and sub-totals reported in the previous reporting periods have been reclassified and repositioned in the financial statements as a result of the first time application on 01/07/2001 of the revised standard AASB 1029 Interim Financial Reporting and the first time application at 30/06/2001 of AASB 1018 Statement of Financial Performance and AASB 1040 Statement of Financial Position.

Revenue and expense items previously disclosed as abnormal have been reclassified and are now disclosed as individually significant items in this report. These items are no longer identified separately on

the face of the statement of financial performance.

Material factors affecting the revenues and expenses of the economic entity for the current period

Management fees received of $1,104,500
Interest paid of $205,000
Mining exploration and development activities and associated costs totalling $2,619,000

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

5,925,925 ordinary shares issued at 6.75 cents each. The consideration for these shares was paid to the company prior to 31/12/2001 and is included in the amount shown as other creditors in the consolidated condensed statement of financial position at 31/12/2001.

Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at least the next year

Nil

Changes in accounting policies since the last annual report are disclosed as follows.

N/A

ADDITIONAL DISCLOSURE FOR TRUSTS

| | | |
|---|---|---|
| 19.1 | Number of units held by the management company or responsible entity or their related parties. | N/A |
| 19.2 | A statement of the fees and commissions payable to the management company or responsible entity. | N/A |
| | Identify: | |
| | initial service charges | - |
| | management fees | - |
| | other fees | - |

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

| | |
|---|---|
| Place | N/A |
| Date | N/A |
| Time | N/A |
| Approximate date the annual report will be available | N/A |

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used
N/A

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

| | | | |
|---|---|---|---|
| | The accounts have been audited. | X | The accounts have been subject to review. |
| | The accounts are in the process of being audited or subject to review. | | The accounts have not yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

R Shand
(COMPANY SECRETARY)
1[illegible]3/2002

A full copy of the ASIC Half Yearly Accounts are available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

## Appendix 3B - Share buy back from Princeton Economics Intn`l



**Document date:** Wed 13 Feb 2002 **Published:** Thu 14 Feb 2002 14:53:59
**Document No:** 256336 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-02-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN ARBN or ARSN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 218,000 (Two hundred and eighteen thousand) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | | Exercise of options to shares 7 cents each. |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | | Share buy back from Princeton Economics International, Ltd |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | | 4/02/2002 |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 315,754,516 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 14,000,000 | Options expiring 1/01/2005 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | | No change in the dividend policy of the Company since the last published Accounts |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
DIRECTOR/COMPANY SECRETARY
13/02/2002

## Second Quarter Cashflow Report

**Document date:** Thu 31 Jan 2002 **Published:** Mon 04 Feb 2002 08:47:53
**Document No:** 255478 **Document part:** A
**Market Flag:** Y
**Classification:** Second Quarter Cashflow Report



CHARTERS TOWERS GOLD MINES LIMITED 2002-01-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

ACN or ARBN: 060 397 177
Quarter ended ("current quarter"): 31/12/2001

CONSOLIDATED STATEMENT OF CASH FLOWS

| Cash flows related to operating activities | Current Quarter AUD'000 | Year to date (6 months) AUD'000 |
|---|---|---|
| 1.1 Receipts from product sales and related debtors | - | 9 |
| 1.2 Payments for | | |
| (a) exploration and evaluation | (222) | (573) |
| (b) development | (45) | (160) |
| (c) production | - | (57) |
| (d) administration | (225) | (573) |
| 1.3 Dividends received | - | - |
| 1.4 Interest and other items of a similar nature received | 4 | 6 |
| 1.5 Interest and other costs of finance paid | - | - |
| 1.6 Income taxes paid | - | (100) |
| 1.7 Other (provide details if material) | - | - |
| Net Operating Cash Flows | (488) | (1,448) |
| **Cash flows related to investing activities** | | |
| 1.8 Payment for purchases of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | - |
| 1.9 Proceeds from sale of: | | |
| (a) prospects | - | (2) |
| (b) equity investments | - | - |
| (c) other fixed assets | - | - |
| 1.10 Loans to other entities (see note 6) | - | (35) |
| 1.11 Loans repaid by other entities | - | - |
| 1.12 Other (provide details if material) | - | - |
| Net investing cash flows | 0 | (37) |
| 1.13 Total operating and investing cash flows | (488) | (1,485) |
| **Cash flows related to financing activities** | | |
| 1.14 Proceeds from issues of shares, options, etc. | 2,625 | 2,628 |
| 1.15 Proceeds from sale of | | |

| | | | |
|---|---|---|---|
| | forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | - | 285 |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (provide details if material) | | |
| | Brilliant Gold Reef Project subscriptions | 448 | 1,609 |
| | Share Buy Back | (2,808) | (2,808) |
| | Net financing cash flows | 265 | 1,714 |
| | Net increase (decrease) in cash held | (223) | 229 |
| 1.20 | Cash at beginning of quarter/ year to date | 652 | 200 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 429 | 429 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 15 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries and superannuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

During the quarter ended 30/12/2001, 39,930,600 options were exercised for shares in liew of amounts totalling $2,795,142 owing by the company to various parties or to acquire assets.

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 5,000 | 5,000 |
| 3.2 | Credit standby arrangements | - | - |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER

| | | AUD'000 |
|---|---|---|
| 4.1 | Exploration and evaluation | 125 |
| 4.2 | Development | 25 |
| | Total | 150 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 429 | 652 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | - | - |
| | Total: cash at end of quarter (item 1.22) | 429 | 652 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | - | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | EPM 10593/11067/ 13106<br>EPMa 1345<br>ML1348/1387/1521/1585<br>MLa 10200/10201/10202 | Purchaser 100% | - | 100% |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Number issued | Number quoted | Issue Price (cents) | Paid-up value (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | - | - | - | - |
| 7.2 Changes during current period (a) increases through issues | - | - | - | - |

| | | | | |
|---|---|---|---|---|
| (b) decreases through returns of capital buybacks, redemptions | - | - | - | - |
| 7.3 Ordinary securities | 309,610,591 | 309,610,591 | - | - |
| 7.4 Changes during current period | | | | |
| (a) increases through issues | 77,154,100 | 77,154,100 | - | - |
| (b) decreases through returns of capital buybacks | 70,189,729 | 70,189,729 | - | - |
| 7.5 Convertible debt securities (description and conversion factor) | - | - | - | - |
| 7.6 Changes during current period | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 14,000,000 | - | 15 | 01/01/2005 |
| 7.8 Issued during current period | 14,000,000 | - | - | - |
| 7.9 Exercised during current period | 77,154,100 | - | - | - |
| 7.10 Expired during current period | 159,841,188 | - | - | - |
| 7.11 Debentures (totals only) | - | - | | |
| 7.12 Unsecured notes (totals only) | - | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R J Shand
COMPANY SECRETARY

Date: 31/01/2002

## Second Quarter Activities Report

**Document date:** Thu 31 Jan 2002 **Published:** Thu 31 Jan 2002 16:20:28
**Document No:** 255392 **Document part:** A
**Market Flag:** Y
**Classification:** Second Quarter Activities Report



CHARTERS TOWERS GOLD MINES LIMITED 2002-01-31 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
HIGHLIGHTS

* Brilliant Gold Reef Project drilling hits predicted reefs
* Drilling planned for surrounding prospects
* Additional gold mineralisation acquired
* Potential to increase gold resources
* New director joins board
* Goldtec Joint Venture planned
* Innovative mining system to lower production costs

The past quarter has been a very busy time for Charters Towers Gold Mines. A strong quarter with the commencement and success of a major deep diamond drilling program.

CTGM plans to continue its leadership role in innovative financing and to extend this leadership through development of an innovative mining system for the underground development of Charters Towers gold.

Preliminary engineering estimates indicate that the technologies to be used will reduce budgeted operating costs from previous estimates of A$308 down to A$200 per oz. Our technical team has developed an innovative mining system that will use established technologies to achieve the world's first fully mechanized hard rock flat dipping reef mining operation. This Goldtec Mining System is the breakthrough CTGM has been seeking for several years.

MORE TO FOLLOW

## Second Quarter Activities Report

**Document date:** Thu 31 Jan 2002 **Published:** Tue 05 Feb 2002 18:07:32
**Document No:** 255392 **Document part:** B
**Market Flag:** Y
**Classification:** Second Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-31 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
EXPLORATION

BRILLIANT GOLD REEF PROJECT - BRILLIANT LODE INTERSECTED

Deep diamond drilling in the centre of Charters Towers made three intersections on the Brilliant lode zone around 650m vertical depth. The intersections confirmed the continuity and persistence of this major mineralised structure through various rock types.

The drilling aims to precisely locate the western section of the Brilliant lode structure which continues for in excess of 1 km strike length, down dip below the old Brilliant Block, Brilliant Deeps, and Brilliant Extended mines. The results will enable optimal design of the planned extension to the underground access decline, and of detailed exploration to locate ore shoots.

Historic data shows that structurally controlled oreshoots occur over 20 to 50% of the area of the lode zones. The presence of narrow intersections of moderate to high grade gold in the drilling to date confirms to potential for oreshoots in the vicinity. The highest grades intersected are tabulated below:

TABLE 1. BRILLIANT GOLD REEF PROJECT HIGH GRADES DIAMOND DRILL INTERSECTIONS

| INTER-SECTION NUMBER / HOLE NO | EAST mE (amg) | NORTH mN (amg) | HOLE TYPE | DIREC-TION degrees (amg) | DIP | FROM m | TO m | INT m | ASSAY g/t Au |
|---|---|---|---|---|---|---|---|---|---|
| 1 / BGRP1 | 423,195 | 7,780,016 | NQ2 DDH | 176 | -83 | 665.41 | 665.52 | 0.11 | 21.2 |
| 2 / BGRP1_W1 | 423,195 | 7,780,016 | Wedge @ 623m NQ2 | 176 | -83 | 665.40 | 665.54 | 0.14 | 6.18 |
| 3 / BGRP2 | 423,195 | 7,780,016 | NQ2 DDH | 228 | -81 | 675.50 | 675.60 | 0.10 | 8.21 |

Lode = Brilliant (for all holes listed in above table)

Hole BGRP 2 was extended on and intersected a number of quartz veins and lode structures that splay off the "Brilliant Deeps Footwall". Assays are awaited. Most of the production from the historic Brilliant Deeps mine came from the deeper sections of this lode.

The drilling has been undertaken adjacent to the Brilliant Deeps shaft. To achieve quiet and efficient drilling in this residential area, a Boart Longyear LMH110 electric-hydraulic rig has been enclosed in a sound absorbent, self contained compound with walls

3.6m high. This has enabled operations to be conducted in harmony with the surrounding homes and the community.

CTGM INCREASES TENEMENT OWNERSHIP

CTGM acquired additional mineral tenements and surface rights in the southern and southwestern sections of the goldfield. The tenements (three granted Exploration Permits and one EPM application, and four granted Mining Leases and three ML applications) cover approximately 59 sqkm and represent a major step forward in the Company's policy of consolidating mineral tenement ownership in the goldfield.

Two of the MLs (ML1521, Silent Friend, and ML 1348 Ladybird) lie within the main Southern lode system, a 6 sq km potential repetition of the main Charters Towers gold mining area. These leases complete the Company's landholding over the 5 km long gold bearing zone stretching from CTGM's gold resources at Washington and Warrior East in the east, to Mt Cenis in the west. CTGM has long held the belief that there are several sub parallel east west and cross structures each with the conceptual potential to produce major quantities of gold.

SOUTHERN LODE SYSTEMS - ADDITIONAL GOLD MINERALISATION AND RESOURCE POTENTIAL

Data obtained with the tenements includes results from 1988-89 drilling on ML 1521 showing potentially mineable grade/width intersections in both shallow and deeper drill holes. Several shallow high grade gold intersections at the Silent Friend and Wheel of Fortune prospects have potential for small tonnage open pit resources. These require further drill testing. Significant intersections include 1m @ 43 g/t Au at 42m in drill hole SLFC 53 at the Wheel of Fortune, and 1m @ 24 g/t Au at 26m in SLFC 45 at the Silent Friend. Details of the best gold intersections in the 55 percussion holes drilled by Western Mining Corporation (WMC) are listed in the following table:

TABLE 2: 1988 WMC SHALLOW HIGH GRADE GOLD INTERSECTIONS; ML 1521

| HOLE NO | EAST amg E | NORTH amg N | HOLE TYPE | DIRECTION degrees | DIP | FROM m | TO m | ASSAY g/t Au |
|---|---|---|---|---|---|---|---|---|
| Lode: Wheel of Fortune | | | | | | | | |
| SLFC 5 | 424532 | 7773660 | Perc | 180 | -60 | 23 | 25 | 19.5 |
| Lode: Silent Friend | | | | | | | | |
| SLFC 6 | 424232 | 7773110 | Perc | 180 | -60 | 15 | 16 | 7.2 |
| SLFC 19 | 424624 | 7773124 | Perc | 180 | -60 | 24 | 25 | 13.7 |
| SLFC 25 | 424512 | 7773146 | Perc | 180 | -60 | 51 | 52 | 6.9 |
| SLFC 28 | 424516 | 7773101 | Perc | 180 | -60 | 25 | 26 | 3.4 |
| SLFC 45 | 424552 | 7773120 | Perc | 180 | -60 | 26 | 27 | 24.3 |
| Lode: Wheel of Fortune | | | | | | | | |
| SLFC 53 | 424527 | 7773696 | Perc | 180 | -60 | 42 | 43 | 43.0 |
| SLFC 55 | 424506 | 7773671 | Perc | 180 | -60 | 30 | 31 | 10.7 |

Number of holes drilled: 55

Type and method of sampling: WMC standard 1988 procedures for sampling percussion cuttings.

Assay Method: WMC Lab codes AUS1 and AUL3 (details not available)

The most promising results are from the WMC final deeper drilling program (200m -300m vertical) on the 900m long Silent Friend prospect. Four of nine holes in this zone gave intersections at or above a 4 m*g/t Au cutoff, with a best intersection of 1.3m @ 13.4 g/t Au (ETW 1.0m). The intersections appear to lie in a 300m - 400m long shallow plunging mineralised zone which remains open at depth. Shallow plunging oreshoots on lode systems with poor surface expression are a feature of the Charters Towers goldfield. This mineralisation clearly warrants a substantial drilling program to test the potential for a major ore zone at depth. Details of the better intersections are tabulated below:

TABLE 3: 1989 WMC DIAMOND DRILLING GOLD INTERSECTIONS GREATER THAN 4 G/T AU; ML 1521

| HOLE NO | EAST amg E | NORTH amg N | HOLE TYPE | DIREC-TION degrees | DIP | FROM m | TO m | INT m | ASSAY g/t Au |
|---|---|---|---|---|---|---|---|---|---|
| Lode: Silent Friend | | | | | | | | | |
| SLFD61 | 424116 | 7773062 | HQDDH | V | V | 88.00 | 88.35 | 0.35 | 13.5 |
| SLFD65 | 424188 | 7773137 | HQDDH | V | V | 156.80 | 157.10 | 0.30 | 5.8 |
| SLFD84 | 424114 | 7773276 | HQDDH | V | V | 222.35 | 222.80 | 0.45 | 12.7 |
| SLFD86 | 424401 | 7773217 | HQDDH | V | V | 217.00 | 217.20 | 0.20 | 9.1 |
| SLFD86 | 424401 | 7773217 | HQDDH | V | V | 217.40 | 217.50 | 0.10 | 25.6 |
| SLFD88 | 424040 | 7773107 | HQDDH | V | V | 128.50 | 128.70 | 0.20 | 4.8 |
| SLFD90 | 424406 | 7773272 | HQDDH | V | V | na | ca 260 | 0.3 | 13.4 |
| SLFD91 | 424124 | 7773348 | HQDDH | V | V | na | ca 270 | 0.2 | 55.3 |
| SLFD92 | 424194 | 7773307 | HQDDH | V | V | na | ca 280 | 1.3 | 13.5 |
| SLFD94 | 424123 | 7773122 | HQDDH | V | V | na | ca 110 | 1.0 | 14.0 |

V = Vertical

| | |
|---|---|
| Number of holes drilled: | 18 |
| Type and method of sampling: | Split HQ diamond drill core. |
| Assay Method: | WMC 1989 Lab codes Au and Mixer Mill (details not available) Occasional "screened repeats" |

The other newly acquired tenements cover large areas of prospective ground adjacent to and southwest of CTGM's gold processing plant. These tenements cover sixteen historic gold mines and prospects. At the Santiago prospect, north of the processing plant, geochemical drilling has located eluvial gold over 200 m strike which needs to be drill tested to assess open pit resource potential. Systematic exploration is likely to identify additional targets on the tenements.

OPTION AGREEMENT - PREPARATION FOR RC DRILLING PROGRAM

The Option Agreement over the Great Britain and other areas covers about 300 square kilometres of exploration permits that CTGM has under option until April 2003. Evaluation of past exploration data has been directed towards prioritizing targets and planning for the forthcoming RC drilling program.

The first drilling priority is the Dogmatix prospect and its potential extensions south under cover to the Balfe's Creek prospect. This area has potential for shallow gold resources hidden beneath a veneer of Tertiary alluvial deposits. Other priority drilling targets include testing the easterly trending Blue Peter lode system at depth for unexposed, shallow plunging ore shoots, in the Waterbore area west of Great Britain, and Lucky Prop.

At Dogmatix prospect five drill holes have been identified with gold grades greater than 0.1 g/t, up to a maximum of 3m @ 1.14 g/t gold in hole 97PZB364. The Blue Peter is the major producer on the Glengarry tenements with recorded production of 20,000 oz of gold. It clearly warrants further investigation.

Newly acquired exploration data highlighted areas of high gold assays in rock chip samples in the former Battle Mountain Puzzler area, and on Pan Australian Mining's former Windsor Extended area on the SW Broughton EPM. These need close investigation.

Diamond drill core from the Great Britain prospect was moved to the CTGM's extended core storage facility in Charters Towers. The Great Britain has current resources estimated by Glengarry Resources at 2 million tonnes @ 2.0 g/t Au (at 0.7 g/t Au cutoff), containing 125,000 ounces of gold. This mineralisation is partly refractory. The possibility of a major increase in the resource laterally or down dip will be investigated.

MORE TO FOLLOW

# Second Quarter Activities Report

**Document date:** Thu 31 Jan 2002 **Published:** Wed 06 Feb 2002 10:08:51
**Document No:** 255392 **Document part:** C
**Market Flag:** Y
***Classification*:** Second Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
MINING AND PRODUCTION

GOLDTEC MINING SYSTEM

Historically, thousands of men worked underground at Charters Towers to drill and blast the harder than concrete granite containing the gold rich quartz veins that lay deep under the City. The miners then hand selected the rich quartz and hauled it to the surface. At the fabulous average recovered grade of 34g/t to the ton huge profits were made. Until recently this selective mining would similarly require huge workforces to hand sort the ore. Alternatively, mechanization has meant dilution of the rich ore.

This has all changed with the recent development of the Goldtec Mining System that will achieve the same selective mining with machines.

There are several technologies to be applied to the underground mining at Charters Towers that will see the selective recovery of the high grade vein ore. These underground technologies include -

* robotic ore drilling,
* water jet movement of ore,
* photometric ore sorting,
* co-axial pipe conveyors to the surface,
* real time operational control through e-tag,
* advanced visual communications

The reduction in budgeted operating costs will include credit for the gold recovered through the numerous development headings that would normally produce below grade ore that would be discarded to waste. The photometrically sorted and upgraded ore would produce recovered gold reducing underground level development costs.

CTGM's 340,000 tonne per annum gold processing plant continues on operational ready care and maintenance. This plant uses a conventional CIP/CIL system and has the capacity to produce 100,000 ounces of gold from Charters Towers high grade ore. The design layout allows the plant to be upgraded and expanded to cater for our long term production goal.

CORPORATE

BRILLIANT GOLD REEF PROJECT

CTGM's leadership in exploration financing through the tax effective Brilliant Gold Reef Project is entering the main fund raising period from March to June 2002. Indications are that the full $25 million sought under the Prospectus will be raised. This project will see the extension of the underground access decline from 238 metres depth down to 640 metres depth resulting in an overall length of 4.5 km. Development into the gold mineralisation, bulk sampling and gold

recovery would then see gold production commence at 50,000 ounces per annum as the start towards our corporate goal of 250,000 ounces per year.

GOLDTEC JOINT VENTURE TO SEEK A$50 MILLION

Following on from the Brilliant project CTGM has developed a joint venture proposal that would see up to A$50 million raised to develop the areas adjoining the Brilliant Gold Reef Project. This development will target 100,000 ounces of annual gold production, on top of the BGRP. This will result in overall budgeted output of 150,000 ounces of gold per annum under CTGM's control. At this time CTGM expects that this funding proposal can be also be in place by June 2002.

QUEENSLAND MINING COUNCIL

Charters Towers Gold Mines takes a keen interest in assisting development of the gold industry in Queensland. During the quarter CTGM's Managing Director, Mark Lynch, was elected to the board of the State's peak mining body, the Queensland Mining Council.

This commitment is evidenced by CTGM's pivotal role with other Queensland explorers in staging several successful Junior Resource Seminars in association with the QMC. The next seminar will be held at the Brisbane Sheraton in May 2002. Further details of the seminar will be distributed when available.

NEW DIRECTOR

The appointment of Greg Barns to the board as a non-executive director brings a fresh view of the Australian gold industry and strategic planning at an exciting time in the company's development. Greg is well known as the dynamic former CEO of the Australian Gold Council.

SHAREHOLDER SUPPORT

The Board of CTGM thanks all shareholders who recently participated in the exercise of their share options. Your company's prime mission continues to be the development of the Charters Towers goldfield into a large and profitable gold mining operation. The results achieved to date are impressive, evidenced by the substantial asset and resource base established at Charters Towers at an overall investment cost below similar projects.

CTGM's management will stay focused on efficient investment in the consolidation and development of the project and we expect 2002 to be a year of great progress towards major gold production.

M Lynch
MANAGING DIRECTOR

The following statements apply in respect of the information in this report that relates to Exploration Results and Mineral Resources:

* The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientsts.

* Robert James Morrison is employed by Charles Towers Gold Mines Ltd.

* Robert James Morrison has relevant experience in relation to the mineralisation being reported on to quality as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the Information in the form and context in which it appears.

## Initial Director`s Interest Notice

**Document date:** Thu 24 Jan 2002 **Published:** Thu 24 Jan 2002 14:38:23
**Document No:** 254926 **Document part:** A
**Market Flag:** N
**Classification:** Initial Director's Interest Notice

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Charters Towers Gold Mines Limited
ABN: 30 060 397 177

Name of director: Gregory J Barns
Date of appointment: 21/01/2002

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

Nil

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

| NAME OF HOLDER AND NATURE OF INTEREST: | ORDINARY FULLY PAID SHARES: |
|---|---|
| Nil | Nil |

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS:

Detail of contact: Nil

Nature of interest: Nil

Name of registered holder: Nil

No and class of securities to which interest relates: Nil

## Final Director`s Interest Notice

**Document date:** Wed 23 Jan 2002 **Published:** Thu 24 Jan 2002 11:34:53
**Document No:** 254904 **Document part:** A
**Market Flag:** N
**Classification:** Final Director's Interest Notice

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
FINAL DIRECTOR'S INTEREST NOTICE

| | |
|---|---|
| Name of Company | Charters Towers Gold Mines Limited |
| ABN | 30 060 397 177 |

We (the entity) give the ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | David J Myers |
| Date of last notice | 08/01/2002 |
| Date that director ceased to be director | 09/01/2002 |

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

958,595 Ordinary shares
1,000,000 Options

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

| Name of holder & nature of interest | Number & class of securities |
|---|---|
| Nil | Nil |

Part 3 - Director's interests in contracts

| | |
|---|---|
| Detail of contract | Nil |
| Nature of interest | Nil |
| Name of registered holder (if issued securities) | Nil |
| No. and class of securities to which interest relates | Nil |

## Greg Barns on Board

**Document date:** Tue 22 Jan 2002 **Published:** Tue 22 Jan 2002 13:47:16
**Document No:** 254782 **Document part:** A
**Market Flag:** N
**Classification:** Director Appointment/Resignation

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-22 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++

The Board of Charters Towers Gold Mines Limited is pleased to announce the appointment of Mr Greg Barns, well known dynamic former CEO of the Australian Gold Council, as a non-executive director of the Company.

Greg joins the gold company with a working knowledge of CTGM, including recently inspecting the Charters Towers surface and underground infrastructure.

"I am very impressed with the Charters Towers team and the quality of their work, particularly in relation to the Brilliant Gold Reef Project," Greg said at the end of the inspection.

Charters Towers Gold Mines is currently raising $25 million through this tax effective joint venture, a first in the gold industry. The raising should see the project move promptly towards gold production.

Mr Mark Lynch, Managing Director of CTGM, says Mr Barns will be a great addition to the Charters Towers team at an exciting time in the company's development.

"The market does not yet fully appreciate the significance of the Brilliant Gold Reef Project to CTGM," he says.

"The project includes 41,000 metres of drilling and five kilometres of underground development which should result in gold production of over 50,000 ozs per annum. These gold ounces are budgeted to cost A$300/oz to produce, and sell for A$550/oz.

"The drilling and underground development will open up the enormous potential of the historically rich Charters Towers goldfield".

M Lynch
MANAGING DIRECTOR

# Appendix 3B - Working Capital

**Document date:** Thu 10 Jan 2002 **Published:** Thu 10 Jan 2002 15:28:46
**Document No:** 253979 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-10 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 5,925,925 (Five million nine hundred and twenty five thousand, nine hundred and twenty five) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | 6.75 cents | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Working capital | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 31 December 2001 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 315,536,516 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 14 million | Options expiring 1 January 2005 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published accounts. | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
DIRECTOR/COMPANY SECRETARY
10/01/2002

# Initial Director`s Interest Notice x 3



**Document date:** Tue 08 Jan 2002 **Published:** Fri 11 Jan 2002 12:20:36
**Document No:** 253617 **Document part:** A
**Market Flag:** N
**Classification:** Initial Director's Interest Notice

CHARTERS TOWERS GOLD MINES LIMITED 2002-01-08 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Charters Towers Gold Mines Limited
ABN: 30 060 397 177

Name of director: J J Foley
02/07/1993

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

Options - 5 million, exercisable by 01/01/2005

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

| NAME OF HOLDER AND NATURE OF INTEREST: | NUMBER AND CLASS OF SECURITIES: |
|---|---|
| Share the Dream Pty ltd - Director | 2,968,200 ord shares |

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS:

Detail of contact: Nil

Nature of interest: Nil

Name of registered holder: Nil

No and class of securities to which interest relates: Nil

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Charters Towers Gold Mines Limited
ABN: 30 060 397 177

Name of director: M J Lynch
02/07/1993

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

560,00 ord shares
Options - 8 million, exercisable by 01/01/2005

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

| NAME OF HOLDER AND NATURE OF INTEREST: | NUMBER AND CLASS OF SECURITIES: |
|---|---|
| Nil | NIl |

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS:

| | |
|---|---|
| Detail of contact: | Nil |
| Nature of interest: | Nil |
| Name of registered holder: | Nil |
| No and class of securities to which interest relates: | Nil |

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity: Charters Towers Gold Mines Limited
ABN: 30 060 397 177

Name of director: D J Myers
27/01/2000

PART 1 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS THE REGISTERED HOLDER

Number and class of securities:

185,000 ord shares
Options - 1 million, exercisable by 01/01/2005

PART 2 - DIRECTOR'S RELEVANT INTERESTS IN SECURITIES OF WHICH THE DIRECTOR IS NOT THE REGISTERED HOLDER

| NAME OF HOLDER AND NATURE OF INTEREST: | NUMBER AND CLASS OF SECURITIES: |
|---|---|
| Nil | - |

PART 3 - DIRECTOR'S INTERESTS IN CONTRACTS:

| | |
|---|---|
| Detail of contact: | Nil |
| Nature of interest: | Nil |
| Name of registered holder: | Nil |
| No and class of securities to which interest relates: | Nil |

# Appendix 3B - Issue of Options to Directors

**Document date:** Tue 18 Dec 2001 **Published:** Tue 18 Dec 2001 17:48:26
**Document No:** 252130 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2001-12-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 14,000,000 (Fourteen million) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Options issued to Directors:<br>JJ Foley 5 million<br>DJ Myers 1 million<br>MJ Lynch 8 million<br><br>Exercise price: 15 cents each<br>Expiry date: 01/01/2005 |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Only rank equally with ordinary issued shares upon exercise of options to shares. |
| If the additional securities do not rank equally, please state: | Payment of 15 cents required prior to expiry date of 01/01/2005. |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | | Incentive issue to Directors, exercise of options to shares at 15 cents each. |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | | Issue of options to Directors approved by shareholdings at Annual General Meeting |
| 7. ates of entering securities into uncertified holdings or despatch of certificates | | 12/12/2001 |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 309,610,591 | Ordinary fully paid Shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 14,000,000 | Options expiring 01/01/2005 |
| 10. Dividend policy (in the case of a trust, distribution olicy) on the increased capital (interests) | | No change in the dividend policy of the Company since the last published Accounts. |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
18/12/2001

## Gateway Mining Offer Withdrawn



**Document date:** Fri 14 Dec 2001 **Published:** Fri 14 Dec 2001 16:33:06
**Document No:** 251889 **Document part:** A
**Market Flag:** Y
**Classification:** Takeover - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-12-14 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++

Directors of Charters Towers Gold Mines Limited have resolved to withdraw the offer to acquire all of the shares in Gateway Mining NL due to recent changes in Gateways circumstances.

Following lodgment of the initial Bidder's Statement with the Australian Securities and Investments Commission, but prior to the offer being released to Gateway Mining shareholders, Gateway announced certain exploration results to the market.

As a result of the announcement the price of Gateway Mining shares have increased markedly and have been maintained at a level which makes the proposed takeover offer unviable.

Charters Towers Gold Mines will be pursuing other opportunities in the market and elsewhere as they arise.

Charters Towers Gold Mines controls and is re-developing Australia's richest major goldfield located near Townsville in North Queensland.

M Lynch
MANAGING DIRECTOR
Email: brisbane@ctgold.com.au
Website: www.ctgold.com.au

# Brilliant Reef Intersected

**Document date:** Mon 10 Dec 2001 **Published:** Mon 10 Dec 2001 11:29:12
**Document No:** 251324 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-12-10 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
The first diamond drill hole in Stage 1 of the drilling program planned for the Brilliant Gold Reef Project was completed at 719m on schedule from the Brilliant Deeps Shaft site in Charters Towers. The Brilliant reef zone was intersected over 27 metres of the hole from 642 metres to 669 metres depth. Six quartz reefs were encountered within this wide alteration zone.

The purpose of the drilling program is to test for the existence and continuity of the mineral zone. In this regard this first hole has been a significant success. The Brilliant reef structure is now shown to extend to the west of the Brilliant Extended workings and into the area of the Inferred Mineral Resource.

The results of the first hole has encouraged the company to further test the intersected zone by a wedge hole set at 423m on the current hole to gain an additional sample.

Mark Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Mineral Resources and Ore Reserves:

* The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Robert James Morrison is employed by Charters Towers Gold Mines Ltd.

* Robert James Morrison has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

# Appendix 3B - Share buy back from Princeton Economics Intnl

**Document date:** Fri 07 Dec 2001 **Published:** Fri 07 Dec 2001 17:51:07
**Document No:** 251271 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B



CHARTERS TOWERS GOLD MINES LIMITED 2001-12-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN, ARBN or ARSN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 74,726,610 (Seventy four million seven hundred and twenty-six thousand six hundred and ten) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all respects with existing quoted ordinary shares |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities<br><br>If the additional securities do not rank equally, please state: | Yes |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | Exercise of options to shares at 7 cents each | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Share buy back from Princeton Economics International, Ltd | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 06/12/2001 | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 309,610,591 | Ordinary fully paid |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | Nil | - |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | No change in the dividend policy of the Company since the last published Accounts | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that

they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
06/12/2001

# Share Cancellation - Form 284

**Document date:** Thu 06 Dec 2001 **Published:** Thu 06 Dec 2001 18:19:05
**Document No:** 251170 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-12-06 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
FORM 284
NOTIFICATION OF SHARE CANCELLATION

Company Name Charters Towers Gold Mines Limited
A.C.N. 060 397 177

TYPE OF SHARE BUY-BACK

Tick the appropriate box

| | | |
|---|---|---|
| | S.254J | Redeemable Preference Shares<br>Redeemed out of Profits<br>Redeemed out of fresh issue of shares |
| | S.256A-S.256F | Capital Reduction |
| X | S.257H(3) | Shares Company has bought back |
| | S.258D | Forfeited Shares |
| | ss.1024E(7) | Shares returned to a Company |
| | Other | |

DETAILS OF SHARES CANCELLED

| Number of Shares | Class of Shares | Consideration (Total) |
|---|---|---|
| 65,189,729 | Ordinary | A$2,607,589.16 |

Date of Registration of cancellation 06/12/2001

R Shand
COMPANY SECRETARY
06/12/2001

## Appendix 3B - New Issue

**Document date:** Fri 23 Nov 2001 **Published:** Fri 23 Nov 2001 20:14:26
**Document No:** 250130 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B



CHARTERS TOWERS GOLD MINES LIMITED 2001-11-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 2,427,490 (Two million four hundred and twenty-seven thousand four hundred and ninety dollars) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordinary shares ranking equally in all repects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | | Exercise of options issued at 1 cent and exercised at 7 cents. |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | | Prepayment of interest to Princeton Economics International, Ltd, funding of exploration programmed and additional working capital. |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | | 14/11/2001 |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 300,073,710 | Ordinary fully paid shares |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 159,837,188 | Options expiring 23 November 2001 |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | | No change in the dividend policy of the Company since the last published Accounts. |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
23/11/2001

# Final Reminder - Options Expire 23/11/2001

**Document date:** Mon 19 Nov 2001 **Published:** Mon 19 Nov 2001 18:53:31
**Document No:** 249652 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-11-19 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

I am writing to remind you that your options will shortly expire. If the options are not exercised by 23rd November, 2001 they will lapse and be of no further value to you. The exercise price is 7 cents per option and, of course, there are no additional costs such as brokerage or stamp duty.

Your Directors believe that this presents a timely opportunity for optionholders to increase their shareholding in Charters Towers Gold Mines Limited at one of the most exciting stages in the Company's history. The Company has recently advised the Australian Stock Exchange that it has commenced drilling the first of 5 deep holes for the Brilliant Gold Reef Project (in which the Company has a 60% interest) at Charters Towers, Queensland. The first results from this drilling are expected at the end of this month. Your Directors have every reason to believe that the drilling results will prove to be encouraging. The Company's intention is to move to gold production and ultimately produce 250,000 ounces of gold per annum.

For your information, reproduced below from The Sun-Herald newspaper of 28th October, 2001 are a chartist's comments on the future share price of your Company.

(Graph)

A Notice of Exercise form is printed on the reverse side of this letter. Ensure the completed form and monies are sent to the Company no later than 23rd November, 2001 to:

Charters Towers Gold Mines Limited PO Box 1843 MILTON QLD 4064 or deliver to Level 3, 349 Coronation Drive, Milton Qld 4064

Your Directors have every confidence in the future of Charters Towers Gold Mines Limited and urge you to take advantage of this ideal opportunity to share in the future growth of your Company by exercising your options before they expire.

J J Foley
CHAIRMAN

A full copy of this announcement (includes Graph) is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

## Replacement Bidder`s Statement - Off-market bid

**Document date:** Mon 19 Nov 2001 **Published:** Mon 19 Nov 2001 17:57:03
**Document No:** 249645 **Document part:** A
**Market Flag:** N
**Classification:** Bidder's Statement - Off-market bid

GATEWAY MINING NL                                2001-11-19  ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
OFFER

To acquire all of the ordinary shares in GATEWAY MINING NL
ABN 31 008 402 391 by issuing 9 Charters Towers Gold Mines Limited
ABN 30 060 397 177 shares for every 10 of your Gateway Mining NL
ABN 31 008 402 391 shares

KEY DATES

| | | |
|---|---|---|
| Offer lodged | 19 November 2001 | |
| Close of Offer | 4 January 2002 | (unless extended) |

MORE TO FOLLOW

## Replacement Bidder`s Statement - Off-market bid

**Document date:** Mon 19 Nov 2001 **Published:** Mon 19 Nov 2001 18:06:57
**Document No:** 249645 **Document part:** B
**Market Flag:** N
**Classification:** Bidder's Statement - Off-market bid

GATEWAY MINING NL 2001-11-19 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
LETTER TO SHAREHOLDERS

On 8 October 2001, Charters Towers Gold Mines Limited (CTGM) announced an Offer to acquire all the shares in Gateway Mining NL (Gateway Mining) subject in the terms set out in the Bidder's Statement. The Offer is nine (9) CTGM shares for every ten (10) Gateway Mining shares.

The Offer makes sense for all parties, and in particular provides a number of significant benefits for Gateway Mining shareholders:,

* The marketability of your shares should be improved because of CTGM's greater share turnover volume.

* CTGM is a dynamic resource company undertaking a world class project located at Charters Towers in North Queensland-historically Australia's richest major goldfield.

* CTGM has established environmental expertise.

* CTGM have developed innovative and successful project funding mechanisms, which may provide future growth opportunities for Gateway Mining's exploration properties.

* Innovative thinking is also found in CTGM's application of mining technologies. New systems are being applied at Charters Towers, which potentially could be utilised in Gateway Mining projects.

* A combined group would have control over an extensive portfolio of tenements, investments and assets, which would enable development under a focused and experienced management team.

Gold mining is changing in Australia. Major producers are merging or under takeover. This strategy provides corporate entities with greater flexibility and "weight" in the market and financing opportunities. There is no reason why smaller resource groups and exploration companies should not follow the same strategy. A CTGM/Mining alliance will have greater opportunities available for raising funds for exploration, development and mining on selected exploration properties, whilst also utilising unified and experienced management resources.

The Bidder's Statement attached to this letter sets out details of the Offer. Please read it carefully, or consult your financial advisor. You are welcome to contact CTGM via telephone 07 3842 3108, fax: 07 3842 3128 or email gateway@ctgold.com.au. To accept the Offer, shareholders should sign and return the enclosed acceptance form.

We look forward to your acceptance of the Offer and to welcoming you as a Charters Towers Gold Mines Limited shareholder.

J J Foley
CHAIRMAN

M J Lynch
MANAGING DIRECTOR

MORE TO FOLLOW

# Replacement Bidder`s Statement - Off-market bid

**Document date:** Mon 19 Nov 2001 **Published:** Mon 19 Nov 2001 20:33:29
**Document No:** 249645 **Document part:** C
**Market Flag:** N
**Classification:** Bidder's Statement - Off-market bid

GATEWAY MINING NL 2001-11-19 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

A full copy of the Replacement Bidder's Statement is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

## Results of Meeting/Options due to expire



**Document date:** Thu 15 Nov 2001 **Published:** Thu 15 Nov 2001 13:21:35
**Document No:** 249315 **Document part:** A
**Market Flag:** N
**Classification:** Results of Meeting

CHARTERS TOWERS GOLD MINES LIMITED 2001-11-15 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
The eighth Annual General Meeting of Charters Towers Gold Mines Limited was held yesterday in Sydney at the AAP Centre.

The three resolutions put to shareholders, including the re-election of Mr Foley as a Director, were all passed.

The Chairman reminded shareholders that their options were due to expire on 23 November 2001. With the commencement of drilling for the Brilliant Gold Reef Project, the company has entered into an exciting new phase. All shareholders are urged to take advantage of the opportunity to increase their shareholding in Charters Towers Gold Mines by exercising their options and share in the future growth of the company.

J Foley
CHAIRMAN

## Drilling begins at Charters Towers

**Document date:** Tue 13 Nov 2001 **Published:** Tue 13 Nov 2001 15:12:57
**Document No:** 249109 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-11-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Signalling a new era for the Charters Towers goldfield, drilling has commenced in the first stage of the Brilliant Gold Reef Project.

The first hole is located near the historic Brilliant Deeps shaft, where 5 holes will be drilled into the resource between the Brilliant Extended, Brilliant Deeps and Brilliant Block mines. The first hole (BGRP1) was commenced on 30th October, 2001 and is planned to be drilled 699 metres in length to intersect the resource approximately 645 metres below the surface. Results are due at the end of November 2001. The first stage of the surface drilling is planned to be completed in February 2002.

The Brilliant Gold Reef Project is a major exploration and mining project that aims to re-open the famous Charters Towers goldfield. Historically that field produced 6.6 million ozs of gold from 6.1 million tonnes, to remain Australia's richest major goldfield. Charters Towers Gold Mines holds a major interest in the project, and its subsidiary, Gold Management Pty Ltd, is the Operational Manager.

M Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Ltd
Email: brisbane@ctgold.com.au
Website: www.ctgold.com.au

# First Quarter Cashflow Report

**Document date:** Wed 31 Oct 2001 **Published:** Wed 31 Oct 2001 19:37:36
**Document No:** 247962 **Document part:** A
**Market Flag:** Y
**Classification:** First Quarter Cashflow Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

| ACN or ARBN | Quarter ended ("current quarter") |
|---|---|
| 060 397 177 | 30/09/2001 |

CONSOLIDATED STATEMENT OF CASH FLOWS

| Cash flows related to operating activities | Current Quarter AUD'000 | Year to date (3 months) AUD'000 |
|---|---|---|
| 1.1 Receipts from product sales and related debtors | 9 | 9 |
| 1.2 Payments for | | |
| (a) exploration and evaluation | (351) | (351) |
| (b) development | (115) | (115) |
| (c) production | (57) | (57) |
| (d) administration | (348) | (348) |
| 1.3 Dividends received | - | - |
| 1.4 Interest and other items of a similar nature received | 2 | 2 |
| 1.5 Interest and other costs of finance paid | - | - |
| 1.6 Income taxes paid | (100) | (100) |
| 1.7 Other (provide details if material) | - | - |
| Net Operating Cash Flows | (960) | (960) |
| **Cash flows related to investing activities** | | |
| 1.8 Payment for purchases of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | (2) | (2) |
| 1.9 Proceeds from sale of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | - |
| 1.10 Loans to other entities (see note 6) | (35) | (35) |
| 1.11 Loans repaid by other entities | - | - |
| 1.12 Other (provide details if material) | - | - |
| Net investing cash flows | (37) | (37) |
| 1.13 Total operating and investing cash flows | (997) | (997) |
| **Cash flows related to financing activities** | | |
| 1.14 Proceeds from issues of shares, options, etc. | 3 | 3 |
| 1.15 Proceeds from sale of | | |

| | | | |
|---|---|---|---|
| | forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | 285 | 285 |
| 1.17 | Repayment of borrowings | - | - |
| 1.18 | Dividends paid | - | - |
| 1.19 | Brilliant Gold Reef Project subscriptions | 1,161 | 1,161 |
| | Net financing cash flows | 1,449 | 1,449 |
| | Net increase (decrease) in cash held | 452 | 452 |
| 1.20 | Cash at beginning of quarter/ year to date | 200 | 200 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 652 | 652 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 53 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise executive salaries and superannuation guarantee charge thereon.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

-

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 5,000 | 5,000 |
| 3.2 | Credit standby arrangements | - | - |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER AUD'000

| | | |
|---|---|---|
| 4.1 | Exploration and evaluation | 125 |
| 4.2 | Development | 25 |
| | Total | 150 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 652 | 200 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | - | - |
| | Total: cash at end of quarter (item 1.22) | 652 | 200 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | - | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | - | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Number issued | Number quoted | Issue Price (cents) | Paid-up value (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | - | - | - | - |
| 7.2 Changes during current period (a) increases through issues | - | - | - | - |
| (b) decreases through returns of capital buybacks, redemptions | - | - | - | - |
| 7.3 Ordinary securities | 302,646,220 | 302,646,220 | - | - |

| | | | | |
|---|---|---|---|---|
| 7.4 Changes during current period (a) increases through issues | - | - | - | - |
| (b) decreases through returns of capital buybacks | - | - | - | - |
| 7.5 Convertible debt securities (description and conversion factor) | - | - | - | - |
| 7.6 Changes during current period (a) increases through issues | 110,000 | 110,000 | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 162,264,678 | - | 7 | 23/11/2001 |
| 7.8 Issued during current period | - | - | - | - |
| 7.9 Exercised during current period | 110,000 | - | - | - |
| 7.10 Expired during current period | - | - | - | - |
| 7.11 Debentures (totals only) | - | - | | |
| 7.12 Unsecured notes (totals only) | - | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R Shand Date: 31/10/2001
DIRECTOR/COMPANY SECRETARY

# First Quarter Activities Report

**Document date:** Wed 31 Oct 2001 **Published:** Wed 31 Oct 2001 19:50:58
**Document No:** 247959 **Document part:** A
**Market Flag:** Y
**Classification:** First Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
HIGHLIGHTS

* First stage capital raising achieved
* Deep drilling contract awarded
* Brilliant Deeps drill site selected
* Bid for Gateway Mining
* Share buy-back commences

The major highlight during the quarter was passing the minimum subscription capital raising for the Brilliant Gold Reef Project joint venture. The joint venture was formally commissioned and the drilling work program has commenced at the Brilliant Deeps site.

Recent events have renewed interest in the gold sector. This interest should prove very positive for Charters Towers Gold Mines as results from the deep gold reef drilling program become available.

EXPLORATION AND MINING

BRILLIANT GOLD REEF PROJECT

Drill site preparation at the Brilliant Deeps shaft site is complete. The drilling contractor, Boart Longyear, has moved the LMH110 rig onto the site and the first drill hole, budgetted to be 650 metres deep, has commenced. Each deep diamond hole is expected to take approximately 3 weeks to reach its target.

During the site preparation of the Brilliant Deeps shaft site, Boart Longyear undertook sound measurements on a similar rig in Adelaide to assist design of suitable soundproofing to meet EPA commitments.

In the Central Area, plotting of structural long sections has highlighted several potential drilling targets to explore untested gold bearing fissures. This lies east of the Brilliant Gold Reef Project where several layered fissures lie one above the other.

Detailed planning of the first drill targets from Brilliant Deeps shaft site was assisted by the results of the historical research. Initial holes will be aimed at assumed extensions to higher grade zones from the old workings. There are two major reef systems that we will be targeting with the five planned holes and potentially a third reef with a deeper 900 metre hole.

The conceptual order-of-magnitude resource potential on the BGRP to 1,700m was estimated at between 1.3 and 2.6 million ounces, assuming repetition of oreshoots similar to those historically mined. There is also conceptual potential for there to be oreshoots within the current resource blocks at higher grade than the current resource estimates.

Logging of old BHP-Homestake drill core at intervals near the proposed Central Decline extension shows reasonably good ground

conditions.

CHARTERS TOWERS REGIONAL AREA

Work during the period included the acquisition, compilation, and assessment of the extensive Glengarry database. This work is ongoing, together with acquisition and evaluation of results of exploration by previous holders of the tenement area. Field inspection of various prospects is also ongoing to assist in planning of a drilling program.

Work planned for the next quarter includes completion of the assessment of previous exploration, ranking of prospects, and design of drilling program to test the best targets. Drilling is planned for the first quarter in 2002.

GOLD RESOURCES

Charters Towers Gold Mine's total Resource is 3,324,000 tonnes at 9.4 g/t (1,000,000 ozs contained gold) as set out in the 2001 Annual Report.

It is possible that the current drilling will assist in lifting the quality of the resources in the Brilliant Gold Reef Project area.

CORPORATE

ANNUAL GENERAL MEETING

The Annual Report for 2001 has been forwarded to all shareholders accompanied by the Notice of Annual General Meeting to be held at AAP Theatrette, Ground Floor, AAP Centre, 259 George Street, Sydney on Wednesday 14th November, 2001 at 4.00pm. We look forward to seeing all shareholders at this meeting.

The annual accounts of Charters Towers Gold Mines Limited have been confirmed with the net asset value of the company's assets equating to 14 cents per share.

BID FOR GATEWAY MINING

CTGM has announced a takeover offer for Gateway Mining NL for 9 shares in Charters Towers Gold Mines for every 10 Gateway Mining NL shares on issue (approximately 60 million shares). The formal offer document has been lodged with the target company, ASIC and ASX and will be sent to all Gateway Mining shareholders shortly.

Gateway Mining is a junior mineral explorer that is actively seeking to discover new mineral ore bodies. It currently holds interests in a number of prospective mineral properties wholly owned, or in joint venture with other parties. Gateway Mining's principal area of interest is in the Gidgee Region, 630 kilometres north east of Perth in Western Australia.

Other significant interests are located in New South Wales at Cowra and Cootamundra. Gateway also holds interests in the prospective Hodgkinson Basin in Queensland.

Gateway Mining has its own management team and funding in place. There is potential to accelerate the exploration program through the unique innovative joint venture funding mechanism similar to the Brilliant Gold Reef Project on Gateway's prime gold properties.

BRILLIANT PROSPECTUS MARKETING

The Brilliant Gold Reef Project marketing network continues to expand with the commissioning of a number of financial planning groups around Australia.

AUSTRALIA FUND ALLIANCE

CTGM and the Australia Fund Limited announced a strategic alliance during the quarter. This alliance will take the form of corporate and market advice, and has already been of assistance in the raising of capital for the Brilliant Gold Reef Project.

SHARE BUY-BACK

The Company has exercised its right to acquire an initial 5,000,000 shares under the approved share buy back agreement. These shares are in the process of being cancelled and will reduce the issued share capital of the company by 5,000,000 shares.

Shareholders are reminded that the time period for options issued in November 2000 is due to expire on 23rd November, 2001. Exercise monies and completed Notice of Exercise forms will need to be received by this date. The exercise form is on the back of the original Statement of Option Holding form received from the share registry in December 2000.

M Lynch
MANAGING DIRECTOR

The following statements apply in respect of the information in this report that relates to Mineral Resources and Ore Reserves:

* The information is based on, and accurately reflects information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Robert James Morrison is employed by Jim Morrison and Associates, which provides geological services to Charters Towers Gold Mines Ltd on a paid fee basis.

* Robert James Morrison has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Bidder`s Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 12:57:03
**Document No:** 247528 **Document part:** A
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
OFFER

To acquire all of the ordinary shares in Gateway Mining NL
ABN 31 008 402 391
by issuing 9 Charters Towers Gold Mines Limited
ABN 30 060 397 177 shares
for every 10 of your Gateway Mining NL
ABN 31 008 402 391 shares

KEY DATES

| | |
|---|---|
| Offer announced | 26 October 2001 |
| Date of Offer | 9 November 2001 |
| Close of offer (unless extended) | 7 December 2001 |

MORE TO FOLLOW

## Bidder's Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 13:08:55
**Document No:** 247528 **Document part:** B
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
LETTER TO GATEWAY MINING SHAREHOLDERS

On 8 October 2001, Charters Towers Gold Mines Limited (CTGM) announced an Offer to acquire all the shares in Gateway Mining NL (Gateway Mining) subject to the terms set out in the Bidder's Statement. The Offer is nine (9) CTGM shares for every ten (10) Gateway Mining shares.

The Offer makes sense for all parties, and in particular provides a number of significant benefits for Gateway Mining shareholders:

- The marketability of your shares should be improved because of CTGM's greater share turnover volume.

- CTGM is a dynamic resource company undertaking a world class project located at Charters Towers in North Queensland -historically Australia's richest major goldfield.

- CTGM has established environmental expertise.

- CTGM have developed innovative and successful project funding mechanisms, which may provide future growth opportunities for Gateway Mining's exploration properties.

- Innovative thinking is also found in CTGM's application of mining technologies. New systems are being applied at Charters Towers, which potentially could be utilised in Gateway Mining projects.

- A combined group would have control over an extensive portfolio of tenements, investments and assets, which would enable development under a focused and experienced management team.

Gold mining is changing in Australia. Major producers are merging or under takeover. This strategy provides corporate entities with greater flexibility and 'weight' in the market and financing opportunities. There is no reason why smaller resource groups and exploration companies should not follow the same strategy. A CTGM/Gateway Mining alliance will have greater opportunities available for raising funds for exploration, development and mining on selected exploration properties, whilst also utilising unified and experienced management resources.

The Bidder's Statement attached to this letter sets out details of the offer. Please read it carefully, or consult your financial advisor. You are welcome to contact CTGM via telephone 07 3842 3108, fax 07 3842 3128 or email gateway@ctgold.com.au.. To accept the Offer, shareholders should sign and return the enclosed acceptance form.

We look forward to your acceptance of the Offer and to welcoming you as a Charters Towers Gold Mines Limited shareholder.

CHAIRMAN
J J Foley

MANAGING DIRECTOR
M J Lynch

MORE TO FOLLOW

## Bidder`s Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 13:15:26
**Document No:** 247528 **Document part:** C
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
WHY THE TAKEOVER MAKES GOOD SENSE -

The Charters Towers area is an advanced exploration project, with an inferred mineral resource of over one million ounces of gold, and the potential for significantly more resources.

CTGM has established granted mining leases and all the required infrastructure to commence gold production.

Charters Towers has in place the management structure and production expertise to progress to gold production.

Funding to complete the exploration stage of the Brilliant Gold Reef Project will be provided through the Project's joint venture.

Forward thinking, innovative ideas particularly with fund raising and mining technology.

REASONS TO ACCEPT THE OFFER

- Any future growth by Gateway Mining will require substantial capital input prior to achieving any cash flow. Gateway Mining does not have the capital or available assets to complete projects or undertake production.

- CTGM has an established management team with exploration and mining experience. Gateway Mining would be able to draw upon the experienced resources of CTGM to progress its projects.

- Gateway Mining exploration projects are at various stages of development whilst CTGM has well established and advanced projects. A merged entity would have access to diversified opportunities and the efficient utilization of technical resources.

- CTGM has, with the Brilliant Gold Reef Project, achieved the first product Ruling in the mining industry. This joint venture structure has enabled independent investors to obtain immediate tax deductions. The opportunity exists for Gateway Mining to adopt and instigate CTGM's innovative funding mechanisms.

- Opportunities exist to achieve efficiencies in project management and costs through shared resources such as tenement administration, accounting, legal and other operational expenses.

MORE TO FOLLOW

## Bidder`s Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 13:23:20
**Document No:** 247528 **Document part:** D
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
KEY OFFER TERMS

| | |
|---|---|
| OFFER PRICE | Nine (9) Charters Towers Gold Mines Limited shares for every Ten (10) Gateway Mining NL shares |
| SCHEDULED CLOSING DATE | 7 December 2001 |
| PAYMENT | All scrip |
| TAX CONSEQUENCES | The Tax consequences are set out in section 12 of the Bidder's Statement |
| NO FEES | There are no commissions payable to third parties |
| TERMS/CONDITION | The Offer is subject to the terms set out in section 2.8 and 2.9 of the Bidder's Statement. |

FURTHER INFORMATION

If you wish to discuss the procedures for accepting the Offer, misplaced your acceptance documentation, or have any questions or wish to discuss any aspect of the Offer please contact Roslynn Shand, Company Secretary, Charters Towers Gold Mines Limited. Phone 07 3842 3108. Fax 07 3842 3128. Email brisbane@ctgold.com.au Website www.ctgold.com.au

MORE TO FOLLOW

## Bidder`s Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 13:27:17
**Document No:** 247528 **Document part:** E
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
BIDDER'S STATEMENT

OFFER BY

CHARTERS TOWERS GOLD MINES LIMITED
ABN 30 060 397 177

TO ACQUIRE
ALL OF THE ORDINARY SHARES IN

GATEWAY MINING NL
ABN 31 008 402 391

by issuing 9 Charters Towers Gold Mines Limited shares

for every 10 Gateway Mining NL shares

MORE TO FOLLOW

## Bidder`s Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 13:32:53
**Document No:** 247528 **Document part:** F
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
OFFER

(1) CTGM offers to acquire all Gateway Mining shares, subject to the terms set out in this Offer, by issuing nine (9) CTGM shares for every ten (10) of your Gateway Mining shares.

(2) Subject to section 2.4(b) below, you may only accept this Offer in respect of all of your Gateway Mining shares.

(3) If you become entitled to a fraction of a CTGM share that fraction will be disregarded and rounded down.

(4) CTGM shares issued in accordance with the Offer will rank equally with all issued CTGM shares on and from the date of issue subject to no Gateway Mining dividend being declared prior to the consideration under the Offer being paid.

(5) If you accept this Offer, CTGM is entitled to all Rights (including dividends) in respect of your Gateway Mining shares.

OFFER PERIOD

This Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 5.00pm (Brisbane time) on 7 December 2001, unless withdrawn or extended in accordance with the Corporations Act.

MORE TO FOLLOW

## Bidder`s Statement

**Document date:** Fri 26 Oct 2001 **Published:** Mon 29 Oct 2001 17:10:59
**Document No:** 247528 **Document part:** G
**Market Flag:** N
**Classification:** Bidder's Statement - Market bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
A full copy of this announcement, including Bidder's Statement, is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

## ASIC form 284 - share cancellation

**Document date:** Wed 24 Oct 2001 **Published:** Wed 24 Oct 2001 18:04:29
**Document No:** 247150 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION
FORM 284
NOTIFICATION OF SHARE CANCELLATION

Company Name Charters Towers Gold Mines Limited
A.C.N. 060 397 177

TYPE OF SHARE BUY-BACK

Tick the appropriate box

| | | |
|---|---|---|
| | S.254J | Redeemable Preference Shares<br>Redeemed out of Profits<br>Redeemed out of fresh issue of shares |
| | S.256A-S.256F | Capital Reduction |
| x | S.257H(3) | Shares Company has bought back |
| | S.258D | Forfeited Shares |
| | ss.1024E(7) | Shares returned to a Company |
| | Other | |

DETAILS OF SHARES CANCELLED

| Number of Shares | Class of Shares | Consideration (Total) |
|---|---|---|
| 5,000,000 | Ordinary | 200,000 |

Date of Registration of cancellation 05/10/2001

R Shand
DIRECTOR/COMPANY SECRETARY
24/10/2001

## Share Buy-Back Commences

**Document date:** Wed 17 Oct 2001 **Published:** Wed 17 Oct 2001 13:11:41
**Document No:** 246423 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-17 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Charters Towers Gold Mines Limited has exercised its right to acquire 5,000,000 shares under the approved share buy back agreement.

These shares will be cancelled on buy back and reduce the issued share capital of the company by 5,000,000 shares.

This is the first stage under the share buy back that could see up to 132,000,000 shares bought back and cancelled as existing shareholders exercise their options and acquire additional new shares.

Today John Foley, Chairman of Charters Towers Gold Mines and director of the Australia Gold Council said "With rekindled world interest in the gold sector, I expect a strengthening share price over the next 12 months as drilling results are reported from the Brilliant Gold Reef Project."

Mark Lynch
MANAGING DIRECTOR
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

## Annual Report/Top 20

**Document date:** Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 15:56:00
**Document No:** 246357 **Document part:** A
**Market Flag:** N
**Classification:** Annual Report , Top 20 shareholders , Confirmation that Annual Report was sent to Security Holders, Full Year Accounts , Full Year Audit Review , Full Year Directors' Statement



CHARTERS TOWERS GOLD MINES LIMITED 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
DISTRIBUTION OF SHAREHOLDERS AS AT 31/08/2001

| RANGE OF HOLDINGS | NUMBER OF SHAREHOLDERS | |
|---|---|---|
| | ORDINARY SHARES* | UNLISTED 23/11/2001 OPTIONS EX 7 CENTS |
| 1 - 1,000 | 286 | 108 |
| 1,001 - 5,000 | 893 | 344 |
| 5,001 - 10,000 | 672 | 273 |
| 10,001 - 100,000 | 1,251 | 636 |
| 100,001 and over | 213 | 197 |
| TOTAL | 3,315 | 1,558 |

* The number of shareholders holding less than a marketable parcel of $500 was 1,495 based on a market price of 5.2 cents at 31/08/2001.

TOP TWENTY SHAREHOLDERS AS AT 31/08/2001

| NAME | NUMBER OF SHARES | % OF ISSUED SHARE CAPITAL |
|---|---|---|
| Princeton Economics International, Ltd | 132,000,000 | 43.63 |
| Great Mines Limited | 32,816,293 | 10.85 |
| Charters Towers Mines NL | 12,650,000 | 4.18 |
| William Jangsing Lee | 3,997,000 | 1.32 |
| Ian Robert McPherson & Ann Elizabeth McPherson (O'Malley Park A/C) | 3,975,857 | 1.31 |
| Equity Trustees Ltd | 3,090,248 | 1.02 |
| Saltbush Nominees Pty Ltd | 2,122,436 | 0.70 |
| ANZ Nominees Ltd | 2,015,000 | 0.67 |
| Unqwerty Pty Ltd | 1,668,788 | 0.55 |
| Andwendrod Services Pty Ltd | 1,560,000 | 0.52 |
| Robert Geoffrey Walker | 1,476,000 | 0.49 |
| John Joseph Foley | 1,412,100 | 0.47 |
| Rosa and Sons Investments Pty Ltd (Rosa & Sons Const Superfund A/C) | 1,399,825 | 0.46 |
| Caput Pty Ltd | 1,333,102 | 0.44 |
| Polltop Holdings Pty Ltd | 1,165,000 | 0.39 |
| Dr William Roney (Bill Roney Superfund A/C) | 1,054,290 | 0.35 |
| Dr William Roney | 1,045,000 | 0.35 |
| Lily Lee | 1,034,400 | 0.34 |
| William Holdings Pty Ltd (UT A/C) | 848,000 | 0.28 |
| Shebandowan Investments Pty Ltd | 800,000 | 0.26 |

| | | |
|---|---|---|
| TOTAL | 207,463,339 | 68.58 |

A full copy of the Annual Report is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

# Notice of Annual General Meeting

***Document date:*** Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 15:46:48
**Document No:** 246356 **Document part:** A
**Market Flag:** N
**Classification:** Notice of Annual General Meeting , Proxy Form

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Notice is hereby given that the eighth Annual General Meeting of Charters Towers Gold Mines Limited will be held at the AAP Theatrette, Ground Floor, AAP Centre, 259 George Street, Sydney on Wednesday 14th November, 2001 at 4.00pm.

AGENDA

ORDINARY BUSINESS

REPORTS AND FINANCIAL STATEMENTS

1 To receive and adopt the Annual Report and Financial Statements together with the reports of the directors and the auditor for the year ended 30th June, 2001.

ELECTION OF DIRECTOR

2 To re-elect Mr John Foley who retires by rotation and being eligible offers himself for re-election.

SPECIAL BUSINESS

ALLOTMENT OF OPTIONS TO DIRECTORS

3 To consider, and if thought fit, pass the following resolution as a special resolution:

That for the purposes of ASX Listing Rules 10.11 and 10.14 and Part 2E of the Corporations Act shareholders approve the grant of the following options to the Directors of the Company -

| NAME | NUMBER OF OPTIONS | EXERCISE PRICE |
|---|---|---|
| J J Foley | 5 million | 15 cents |
| D J Myers | 1 million | 15 cents |
| M J Lynch | 8 million | 15 cents |

All options are exercisable at 15 cents per share on or before 1 January 2005. Details of the terms and conditions in relation to the options are set out in Schedule 1.

It is proposed to provide for the grant of options to Directors of the Company. The Directors believe that the issue of options will create additional incentive for the Directors to focus their efforts on enhancing the value of the Company for the benefit of all shareholders. From a shareholder's point of view, options represent an appropriate incentive because they provide no value or benefit to the Directors unless the share price of the Company increases over its current value. If this occurs all shareholders will benefit from an improved share price.

The options will be allotted within 1 month of the approval of

shareholders being obtained. The Company will not seek the quotation of these options on the ASX.

R J Shand,
COMPANY SECRETARY

A full copy of this announcement, including Schedule 1, is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

# Notice of Annual General Meeting

**Document date:** Mon 15 Oct 2001 **Published:** Mon 15 Oct 2001 16:53:29
**Document No:** 246251 **Document part:** A
**Market Flag:** N
**Classification:** Notice of Annual General Meeting , Proxy Form

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
Notice is hereby given that the eighth Annual General Meeting of Charters Towers Gold Mines Limited will be held at the AAP Theatrette, Ground Floor, AAP Centre, 259 George Street, Sydney on Wednesday 14th November, 2001 at 4.00pm.

AGENDA

ORDINARY BUSINESS

REPORTS AND FINANCIAL STATEMENTS

1 To receive and adopt the Annual Report and Financial Statements together with the reports of the directors and the auditor for the year ended 30th June, 2001.

ELECTION OF DIRECTOR

2 To re-elect Mr John Foley who retires by rotation and being eligible offers himself for re-election.

SPECIAL BUSINESS

ALLOTMENT OF OPTIONS TO DIRECTORS

3 To consider, and if thought fit, pass the following resolution as a special resolution:

That for the purposes of ASX Listing Rules 10.11 and 10.14 and Part 2E of the Corporations Act shareholders approve the grant of the following options to the Directors of the Company:

| NAME | NUMBER OF OPTIONS | EXERCISE PRICE |
|---|---|---|
| J J Foley | 5 million | 15 cents |
| D J Myers | 1 million | 15 cents |
| M J Lynch | 8 million | 15 cents |

All options are exercisable at 15 cents per share on or before 1 January 2005. Details of the terms and conditions in relation to the options are set out on the reverse side of this Notice in Schedule 1.

It is proposed to provide for the grant of options to Directors of the Company. The Directors believe that the issue of options will create additional incentive for the Directors to focus their efforts on enhancing the value of the Company for the benefit of all shareholders. From a shareholder's point of view, options represent and appropriate incentive because they provide no value or benefit to the Directors unless the share price of the Company increases over its current value. If this occurs all shareholders will benefit from an improved share price.

The options will be allotted within 1 month of the approval of

shareholders being obtained. The Company will not seek the quotation of these options on the ASX.

R J Shand
COMPANY SECRETARY

A full copy of this announcement which includes Schedule 1 is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

# Response to Charters Towers Gold Mines Takeover Bid

**Document date:** Fri 12 Oct 2001 **Published:** Fri 12 Oct 2001 17:18:37
**Document No:** 246152 **Document part:** A
**Market Flag:** Y
**Classification:** Takeover - Other

GATEWAY MINING NL 2001-10-12 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
The Directors of Gateway Mining NL ("Gateway") have received informal advice from Charters Towers Gold Mines Limited ("CTGM") that it intends to make a takeover bid for Gateway. The proposed offer will be nine (9) shares in CTGM for every ten (10) Gateway shares on issue. CTGM is listed on the Australian Stock Exchange.

Directors will consider the offer as soon as they receive a formal Bidder's Statement from CTGM. In the meantime, shareholders are advised to take no action until Directors have had an opportunity to properly consider the details of the offer and make a recommendation accordingly.

A C de Govrik
COMPANY SECRETARY

## ASIC Annual Audited A/cs

**Document date:** Fri 12 Oct 2001 **Published:** Fri 12 Oct 2001 16:10:35
**Document No:** 246133 **Document part:** A
**Market Flag:** N
**Classification:** Top 20 shareholders , Full Year Accounts , Full Year Audit Review , Full Year Directors' Statement

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-12 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
A full copy of the ASIC Annual Audited Accounts is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

## Bid for Gateway Mining NL

**Document date:** Mon 08 Oct 2001 **Published:** Mon 08 Oct 2001 14:16:01
**Document No:** 245661 **Document part:** A
**Market Flag:** Y
**Classification:** Intention to Make Takeover Bid

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-08 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++

Charters Towers Gold Mines Limited (Charters Towers Gold - ASX Code CTO) today announced a takeover offer for Gateway Mining NL (Gateway - ASX Code GML). The offer will be 9 shares in Charters Towers Gold for every 10 Gateway shares on issue.

Gateway is an established gold explorer with early stage prime gold prospects in the Gidgee region of Western Australia, and in the Cowra and Cootamundra regions of New South Wales. Charters Towers Gold has a major advanced exploration and development project in the Charters Towers goldfield in Queensland.

Charters Towers Gold has recently pioneered an innovative joint venture funding mechanism through the Brilliant Gold Reef Project located at Charters Towers, which is in the process of raising $25 million. Charters Towers Gold management would consider applying this type of funding mechanism to other prime gold properties in which it gains an interest.

It is anticipated that Gateway will continue with its own experienced project management while giving Charters Towers Gold shareholders exposure to highly prospective Western Australia and New South Wales gold areas. Charters Towers Gold geologists and technical team will continue to focus on the main goal of developing the rich reefs at Charters Towers.

Currently Charters Towers Gold has about 300 million shares on issue and Gateway has about 60 million shares on issue. Full details of the offer will be set out in the formal offer document to be sent to all Gateway shareholders shortly.

John Foley, Chairman of Charters Towers Gold Mines, and a director of the Australian Gold Council said today "There has been considerable consolidation in the big end of the gold sector and I consider there exists opportunities for forward thinking smaller gold groups to similarly join forces."

M Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

## Brilliant Deeps site selected

**Document date:** Tue 02 Oct 2001 **Published:** Tue 02 Oct 2001 11:32:40
**Document No:** 245248 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-10-02 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Surface Drilling for the first stage of the Brilliant Gold Reef Project will commence at the Brilliant Deeps site in Park Street in the City of Charters Towers.

The Brilliant Deeps site contains the historic Brilliant Deeps shaft, the deepest vertical shaft on the field at 2,552 feet (780 metres) in depth. This site was chosen first because it targets extensions to known gold ore shoots on the historic Brilliant Deeps, Brilliant Extended, and Brilliant Block mines.

The Brilliant Block shaft underlie which is located up-dip on the fissure being targeted, according to historic reports, reached the Brilliant Reef in 1891 and stated "The reef was 6ft thick and averaged over 1 oz of gold" to the ton.

Drilling from the Brilliant Deeps site, located near Lissner Park, will focus on the region of the gold resource that can be accessed early by the exploration decline.

Garry Foord, Project Co-ordinator said "We plan to initially drill five diamond holes from this site ranging in length from 700 to 900 metres".

The Brilliant Gold Reef Project is a major exploration and mining Joint Venture that aims to re-open the rich Charters Towers goldfield. Historically, the field produced 6.6 million ozs of gold at an Australian record 34g/t recovered.

Charters Towers Gold Mines holds a major interest in the Project.

M Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

# Deep Drilling Contract Awarded

**Document date:** Fri 21 Sep 2001 **Published:** Fri 21 Sep 2001 12:32:10
**Document No:** 244452 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-09-21 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
The contract for the first stage Brilliant Gold Reef Project drilling program has been awarded to Charters Towers-based drilling contractor Boart Longyear Pty Ltd. Work will begin at the Brilliant Deeps site at the end of this month, to be completed by the end of the year.

Boart Longyear is an established national and international drilling organization which will provide support for the local branch. A LMH 110 diamond drill, capable of drilling to 1500 metres is being specially modified to suit surface drilling within the Charters Towers city limits.

The Brilliant Gold Reef Project is a major exploration and mining Joint Venture that aims to re-open the Charters Towers goldfield. Historically, the field produced 6.6 million ozs of gold @ 34g/t recovered.

Charters Towers Gold Mines holds a major interest in the project. Its subsidiary, Gold Management Pty Ltd is the Operational Manager.

The company has implemented a policy of placing business locally where possible.

Project Coordinator Garry Foord says placement of a number of contracts locally 'will see the community benefit directly from funds raised for the project'.

Mark Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

# Brilliant Gold Reef potential grows



**Document date:** Thu 13 Sep 2001 **Published:** Mon 17 Sep 2001 15:35:31
**Document No:** 243644 **Document part:** A
**Market Flag:** N
**Classification:** Progress Report - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-09-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
The gold resources and mineable grade for the Brilliant Gold Reef Project could be significantly higher than current projections.

Mr Jim Morrison, Exploration Manager of Charters Towers Gold Mines reported that "Research has shown that the Brilliant Gold Reef Project has conceptual potential for resources in the order of 1.3 to 2.6 million ounces to 1,700m depth. It also has conceptual potential for high grade ore shoots within the sparsely drilled Mineral Resource blocks. If these are present, the mineable grade could be significantly higher than the current 10g/t gold".

The current Inferred Mineral Resources within the Brilliant Gold Reef Project area are estimated to contain 439,000 ounces (1.2 Mt @ 11 g/t Au). An assessment of the resource potential of the 325ha area of the Brilliant Gold Reef Project was completed recently.

The study (additional technical details available at www.ctgold.com.au) includes new information obtained from ongoing research of historic records. In particular, this research has focused on the grades of ore for the last mill crushings from various underground levels and drives, together with the grade estimates recorded by miners.

Over the 40 years the reefs were mined, the miners became very experienced at estimating the gold grade for the visually distinct high-grade reefs.

The Brilliant Gold Reef Project on the Charters Towers goldfield, Australia's richest major goldfield, covers large areas of the projected down dip extensions to the principal ore bearing fissures of the goldfield. These include the major historical producing reefs known as the Brilliant and Day Dawn

M Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

The following statements apply in respect of the information in this report that relates to Mineral Resources and Ore Reserves:

* The information is based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Robert James Morrison is employed by Jim Morrison and Associates, which provides geological services to Charters Towers Gold Mines Ltd on a paid fee basis.

* Robert James Morrison has relevant experience in relation to the

mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

# Appendix 3B re exercise of options

**Document date:** Fri 07 Sep 2001 **Published:** Fri 07 Sep 2001 15:08:42
**Document No:** 243084 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

CHARTERS TOWERS GOLD MINES LIMITED 2001-09-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Charters Towers Gold Mines Limited

ACN or ARBN
060 397 177

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ordinary Shares fully paid |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 110,000 (one hundred and ten thousand) |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Fully paid ordiary shares ranking equally in all respects with existing quoted ordinary shares. |
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state: | |

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — Exercise of options issued at 1 cent and exercised at 7 cents

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Prepayment of interest to Princeton Economics International, Ltd, funding of exploration programme and additional working capital.

7. Dates of entering securities into uncertified holdings or despatch of certificates — 05/09/2001

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 302,646,220 | Ordinary fully paid Shares |

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 162,264,678 | Options expiring 23/11/2001 |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — No change in the dividend policy of the Company since the last published Accounts.

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that

ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

R J Shand
COMPANY SECRETARY
07/09/2001

## Australia Fund alliance

RECEIVED
2004 JUN 15 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Document date:** Thu 06 Sep 2001 **Published:** Thu 06 Sep 2001 12:06:00
**Document No:** 242945 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other , Progress Report - Other , Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-09-06 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
Charters Towers Gold Mines (CTO) recently announced the fulfillment of its first stage capital raising for the Brilliant Gold Reef Project.

This milestone was achieved by significant backing from the Australia Fund Limited.

The Managing Director of the Australia Fund Limited (www.australiafund.com.au), Mr Robert Walker said that "not only did the Australia Fund support Australian companies and Australian initiatives, but that this investment ensured jobs of the many miners in the town of Charters Towers. As such the Australia Fund was acting in the true spirit of its charter to be socially responsible."

The Brilliant Gold Reef Project (www.goldreef.com.au) is a mining exploration project at the heart of Australia's richest major goldfield. Charters Towers Gold Mines (CTO) will hold at least a 60% interest in the Project.

The Chairman of Charters Towers Gold Mines, Mr John Foley today said "that with the strengthening world price of gold and the favourable exchange rate relative to the US$, Australia is in a unique position to once again become a world player in gold production. This will have benefit to all Australians."

"The Australia Fund looks forward to a continuing relationship with Charters Towers Gold, and will provide treasury and other corporate support in the future" Mr Walker said.

M Lynch
MANAGING DIRECTOR
Charters Towers Gold Mines Limited
Email: brisbane@ctgold.com.au
Web Site: www.ctgold.com.au

# Brilliant Gold Reef Proj.Achieves 1st Stage Capital Raising

**Document date:** Wed 29 Aug 2001 **Published:** Wed 29 Aug 2001 16:05:38
**Document No:** 242269 **Document part:** A
**Market Flag:** N
**Classification:** Progress Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-08-29 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++++
First stage capital raising for the Brilliant Gold Reef Project joint venture has been successfully achieved. Having raised over the $1 million minimum subscription, the joint venture is now formally commissioned and the drilling work program will commence immediately.

The mining exploration joint venture (www.goldreef.com.au) plans to delineate ore reserves based around Inferred Mineral Resources estimated to contain 439,000 ounces of gold (1.23m tonnes @ 11.1 g/t). The Project will raise up to $25 million. Gold production from the high grade Brilliant Gold Reef is expected to commence in Year 3.

The Brilliant was the most prolific producer in the 40 year history of the goldfield. Drilling, since production ceased in 1917, has shown that the reef extends under the City of Charters Towers in North Queensland.

The ASIC registered Brilliant Gold Reef Project Prospectus provides a unique investment opportunity and has the advantage of a secure 100% tax deduction. The Product Ruling issued by the ATO is the first in the mining industry and substantially lowers the entry cost for investors. The remaining $5,500 units are open to the public, including large and small investors alike.

R J Shand
COMPANY SECRETARY

The following statements apply in respect of the information in this report that relates to Mineral Resources and Ore Reserves:

* The information a based on, and accurately reflects, information compiled by Mr Robert James Morrison, who is a Corporate Member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists.

* Robert James Morrison is employed by Jim Morrison and Associates, which provides geological services to Charters Towers Gold Mines Ltd on a paid fee basis.

* Robert James Morrison has relevant experience in relation to the mineralisation being reported on to qualify as a Competent Person as defined in the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves.

* Mr Morrison has consented in writing to the inclusion in this report of the matters based on the information in the form and context in which it appears.

## Amendment to App 5B (31/7/01)

**Document date:** Tue 14 Aug 2001 **Published:** Tue 14 Aug 2001 17:30:39
**Document No:** 241002 **Document part:** A
**Market Flag:** N
**Classification:** Periodic Reports - Other

CHARTERS TOWERS GOLD MINES LIMITED 2001-08-14 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++
APPENDIX 5B UPDATE

ISSUED AND QUOTED SECURITIES AT END OF CURRENT QUARTER

The Appendix 5B released 31 July 2001 -

Section 7 entitled "Issued and quoted securities at end of current quarter" is updated to read as follows:

Section 7.7 OPTIONS (description and conversion factor)
The Total number column should read 162,374,678

Section 7.9 Exercised during the quarter
The Total number column should read 1,690,308

In keeping with the above, the Corporate section of the 30 June 2001 Quarterly, first sentence should read "During the quarter shareholders continued to exercise their Options, an additional 1,690,308 Options being exercised".

R J Shand
COMPANY SECRETARY

## Fourth Quarter Activities Report

**Document date:** Tue 31 Jul 2001 **Published:** Wed 01 Aug 2001 20:24:32
**Document No:** 240021 **Document part:** B
**Market Flag:** Y
**Classification:** Fourth Quarter Activities Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-07-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
EXPLORATION AND MINING

OUR DEVELOPMENT STRATEGY

Since early 1994, Charters Towers Gold Mines Limited (CTGM) has focused on development of the world class Charters Towers goldfield, Australia's richest major goldfield, where 6.6 million ozs of gold was produced at an average 34g/t grade.

During this time the company and its shareholders have invested $40 million in assets including rights to 100 percent of the goldfield, 85,000 metres of exploration drilling, underground access to 238 metres depth, ventilation shafts and dewatering systems, a major gold processing facility, mining machinery, an extensive computer database on the goldfield, and a team of highly skilled geologists who specialise in the unusual Charters Towers gold reef mineralisation style.

This investment, far less than the cost of similar projects, forms the basis for our future plans. At 30 June 2000 CTGM's net assets of $45.5 million represented 15 cents per share.

Our strategy has been to research and locate the most profitable gold resources. It is now clear that the way to produce consistent future profits and returns to shareholders by way of dividends, is to move to the deep reef locations where historic mining stopped.

The old mine records show the early miners were still mining gold at over one ounce per ton (31g/t) when the goldfield ceased production around 1917. Mining was restricted by the inability to mine the very hard granite rock by hand, poor underground ventilation, fragmented mining leases, massive inflation, a fixed gold price and loss of manpower to World War 1.

Engineers, using existing Australian standard mining methods, now see an initial operation based on a very conservative 10 g/t head grade. This will produce cash profits of $12 million per year, or more - $120 million over the 10 year life of the Project. 60 per cent of this return will accrue automatically to CTGM shareholders.

Charters Towers Gold plans to mine the gold reef using international production-proven, remote controlled high-tech slope drilling machines, and hydraulic ore removal - an Australian first. This is expected to further lower production costs and increase Project profits.

The next step is to focus on drilling and proving up the major gold resource in a specific 325ha area, and is expected to lead to substantial gold production.

BRILLIANT GOLD REEF PROJECT

The Brilliant Gold Reef Project area is also adjacent to several other identified gold resource areas CTGM holds at Charters Towers, and should fuel a major expansion in our gold resource base and gold production targets.

The Project has been structured to give investors an extra benefit - an immediate tax deduction on their investment. This unique structure has allowed us to obtain the first Tax Product Ruling in the mining industry. The ATO ruling, granted on June 13, 2001, confirms the eligibility of the 100% tax deduction. This has been made possible by a determined effort by Charters Towers Gold Mines and the unique features of the Project.

Exploration activities will include Surface and underground drilling, extension of the Central decline and inspecting and sampling the gold ore zone at a depth of 638 metres below surface. This should lead to budget gold production of 50,000 ounces per annum.

The target is right in the middle of the goldfield where an Inferred Mineral Resource of 439,000ozs (1,230,000t @11.1g/t) of gold has been identified. We will access the gold reef at depth where four major, deep drill holes have indicated continuation of the gold mineralisation.

The Brilliant Gold Reef Project Prospectus includes several supporting independent experts reports. These reports include a geological report, a mining and financial report, and a tenement report. In addition, the Prospectus includes a copy of the Australian Taxation Office Product Ruling. The Commissioner of Taxation, Mr Michael Carmody, has said in reation to Product Rulings generally "so long as they implement it that way then the tax benefits are secured".

FUTURE GOLD PRODUCTION

After successful exploration, the Project will move into gold production immediately, with income distributions budgeted for the third year.

Using estimated cash flows, earnings will be $964 per year for each participation - a 19% per annum return on the original investment. Over the planned 10 year period, each $5,000 (exc GST) participation would return $9,640 in income, for a net profit of $4,640. These profits, as cash or gold, must be distributed directly to the investors in the Project.

Geologists have estimated that the order of magnitude conceptional potential of the 325ha. Brilliant Gold Reef Project area alone is 1.3 to 2.6 million ounces. The current cash flows assume producing only 500,000 ounces of gold and therefore there is substantial upside.

In accordance with the budgets, total investment at Charters Towers will then be about $65 million for a fully integrated mining operation producing gold revenue, with substantial upside in future years.

In addition to the Brilliant Project, CTGM is considering the early recommencement of gold production from underground areas already opened up and previously trial-mined successfully, including the Cross Vein No 2 area. This prospect will be reviewed immediately after the Brilliant drilling program is underway. We had previously expected the release of the Prospectus to be completed earlier, which would have allowed mining of CV2 to commence.

SHAREHOLDER BENEFITS

Charters Towers Gold Mines shareholders, will hold a minimum 60% stake in the Brilliant Gold Reef Project. Shareholders, and the public, can directly participate in the in the Brilliant Gold Reef Project prospectus issued by ARG. Each participation costs $5,500 (inc GST) and one or more can be obtained. This is an Australian 'first' - an ATO Product Ruling confirming a tax deduction for investing in a mining project - and a great opportunity.

Another great advantage to CTGM shareholders is that the success of the Brilliant Project will ensure the success of Charters Towers Gold Mines becoming a major gold producer.

Opening up other areas would lift overall gold production to 100,000 ounces, thus moving closer to our corporate goal of 250,000 ounces of gold per year. With the new Brilliant Gold Reef Project and our recent option over large exploration mineral tenements in the region, Charters Towers Gold Mines Limited, is moving aggressively into an expansion mode.

The directors feel that we are beginning an exciting new era, and that the Brilliant Gold Reef Project is the key to unlocking a much broader future for the unique Charters Towers goldfield.

EXPLORATION ACTIVITIES

On the ground in the City of Charters Towers, intensive planning for the Brilliant drilling program continues. This included re-logging of the previous BHP/Homestake drill holes in the Lissner Park region, expansion of the computer 3D geological database and assessment of personnel applications in preparation for future staff requirements for the large Brilliant exploration program.

Negotiations with several large drilling contractors are underway following their site visits. The drilling program will include surface RC and diamond drilling. Underground drilling will be undertaken as a part of the extension of the Central Decline.

To ensure accuracy for the drill program and the computer database, new and permanent markers near the drill sites have been surveyed and tied into the Central Decline datum.

The Brilliant Deeps Shaft drill site was pegged, leveled, drill rig sumps dug and security fencing erected. The Defiance Mill drill site was filled and pegged and the Water Street drill site was marked out. Dewatering of the Central Decline was completed successfully with the water level now at 240 metres depth.

GLENGARRY OPTION AGREEMENT

A field inspection of the Puzzler and Great Britain areas was undertaken. Assessment of the exploration data is underway together with planning on-the-ground exploration and drilling work.

Overall exploration, evaluation and development expenditure for the quarter was $263,000.

GOLD RESOURCES

CTGM's total Resource is 3,320,000 tonnes at 9.4 g/t (1,000,000 ozs contained gold), as reported previously.

CHARTERS TECHNOLOGY

Internova MCI Limited (Internova) achieved targeted sales of $224,000 in June 2001 and continues to grow its business. The move towards reinstatement to trading on the ASX by Internova continues, with the drive to increase the number of shareholders underway.

CORPORATE

During the quarter shareholders continued to exercise their Options, an additional 4,690,308 Options being exercised. The directors expect that the positive outlook for growth of the company will provide an incentive for the remaining shareholders to convert their options to shares.

M Lynch
MANAGING DIRECTOR

# Fourth Quarter Cashflow Report

**Document date:** Tue 31 Jul 2001 **Published:** Tue 31 Jul 2001 16:15:09
**Document No:** 240001 **Document part:** A
**Market Flag:** Y
**Classification:** Fourth Quarter Cashflow Report

CHARTERS TOWERS GOLD MINES LIMITED 2001-07-31 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MINING EXPLORATION ENTITY QUARTERLY REPORT

Name of entity
Charters Towers Gold Mines Limited

| ACN or ARBN | Quarter ended ("current quarter") |
|---|---|
| 060 397 177 | 30/06/2001 |

CONSOLIDATED STATEMENT OF CASH FLOWS

| Cash flows related to operating activities | Current Quarter AUD'000 | Year to date (12 months) AUD'000 |
|---|---|---|
| 1.1 Receipts from product sales and related debtors | 43 | 195 |
| 1.2 Payments for | | |
| (a) exploration and evaluation | (202) | (1,115) |
| (b) development | (61) | (191) |
| (c) production | (25) | (78) |
| (d) administration | (202) | (1,238) |
| 1.3 Dividends received | - | - |
| 1.4 Interest and other items of a similar nature received | 1 | 20 |
| 1.5 Interest and other costs of finance paid | - | (627) |
| 1.6 Income taxes paid | - | - |
| 1.7 Other (provide details if material) | - | - |
| Net Operating Cash Flows | (446) | (3,034) |
| **Cash flows related to investing activities** | | |
| 1.8 Payment for purchases of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | - |
| (c) other fixed assets | - | (16) |
| 1.9 Proceeds from sale of: | | |
| (a) prospects | - | - |
| (b) equity investments | - | 800 |
| (c) other fixed assets | - | 45 |
| 1.10 Loans to other entities (see note 6) | - | (150) |
| 1.11 Loans repaid by other entities | - | 150 |
| 1.12 Other (provide details if material) | - | (52) |
| Net investing cash flows | 0 | 777 |
| 1.13 Total operating and investing cash flows | (446) | (2,257) |
| **Cash flows related to financing activities** | | |
| 1.14 Proceeds from issues of shares, options, etc. | 328 | 1,976 |
| 1.15 Proceeds from sale of | | |

| | | | |
|---|---|---|---|
| | forfeited shares | - | - |
| 1.16 | Proceeds from borrowings | 200 | 450 |
| 1.17 | Repayment of borrowings | - | (50) |
| 1.18 | Dividends paid | - | - |
| 1.19 | Other (provide details if material) | - | - |
| | Net financing cash flows | 528 | 2,376 |
| | Net increase (decrease) in cash held | 82 | 119 |
| 1.20 | Cash at beginning of quarter/ year to date | 118 | 81 |
| 1.21 | Exchange rate adjustments to item 1.20 | - | - |
| 1.22 | Cash at end of quarter | 200 | 200 |

PAYMENTS TO DIRECTORS OF THE ENTITY AND ASSOCIATES OF THE DIRECTORS
PAYMENTS TO RELATED ENTITIES AND ASSOCIATES OF THE RELATED ENTITIES

| | | Current Quarter AUD'000 |
|---|---|---|
| 1.23 | Aggregate amount of payments to the parties included in item 1.2 | 70 |
| 1.24 | Aggregate amount of loans to the parties included in item 1.10 | - |

1.25 Explanation necessary for an understanding of the transactions

Payments comprise salaries, directors (1) fees and superannuation guarantee charge.

NON-CASH FINANCING AND INVESTING ACTIVITIES

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

FINANCING FACILITIES AVAILABLE
Add notes as necessary for an understanding of the position.

| | | Amount available AUD'000 | Amount used AUD'000 |
|---|---|---|---|
| 3.1 | Loan facilities | 5,000 | 5,000 |
| 3.2 | Credit standby arrangements | Nil | Nil |

ESTIMATED CASH OUTFLOWS FOR NEXT QUARTER AUD'000

| | | |
|---|---|---|
| 4.1 | Exploration and evaluation | 125 |
| 4.2 | Development | 25 |
| | Total | 150 |

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows. | | Current quarter AUD'000 | Previous quarter AUD'000 |
|---|---|---|---|
| 5.1 | Cash on hand and at bank | 200 | 118 |
| 5.2 | Deposits at call | - | - |
| 5.3 | Bank overdraft | - | - |
| 5.4 | Other (provide details) | - | - |
| | Total: cash at end of quarter (item 1.22) | 200 | 118 |

CHANGES IN INTERESTS IN MINING TENEMENTS

| | Tenement reference | Nature of interest (note(2)) | Interest at beginning of quarter | Interest at end of quarter |
|---|---|---|---|---|
| 6.1 Interests in mining tenements relinquished, reduced or lapsed | Nil | - | - | - |
| 6.2 Interests in mining tenements acquired or increased | Nil | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Number issued | Number quoted | Issue Price (cents) | Paid-up value (cents) |
|---|---|---|---|---|
| 7.1 Preference securities (description) | Nil | - | - | - |
| 7.2 Changes during current period | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through returns of capital buybacks, redemptions | - | - | - | - |
| 7.3 Ordinary securities | 302,536,220 | 302,536,220 | - | - |

| | | | | |
|---|---|---|---|---|
| 7.4 Changes during current period | | | | |
| (a) increases through issues | 4,690,308 | 4,690,308 | - | - |
| (b) decreases through returns of capital buybacks | - | - | - | - |
| 7.5 Convertible debt securities (description and conversion factor) | Nil | - | - | - |
| 7.6 Changes during current period | | | | |
| (a) increases through issues | - | - | - | - |
| (b) decreases through securities matured, converted | - | - | - | - |
| 7.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | 159,374,678 | Nil | 7 | 23/11/2001 |
| 7.8 Issued during current period | - | - | - | - |
| 7.9 Exercised during current period | 4,690,308 | Nil | - | - |
| 7.10 Expired during current period | - | - | - | - |
| 7.11 Debentures (totals only) | Nil | - | | |
| 7.12 Unsecured notes (totals only) | Nil | - | | |

COMPLIANCE STATEMENT

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

R Shand Date: 31/07/2001
COMPANY SECRETARY